Moscow Bar Association
Russia & CIS Legal Services

Monastyrsky, Zyuba, Stepanov & Partners

October 8, 2007

<u>VIA DHL</u>

07027464

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

<u>Attention</u>: Elliot Staffin, Esq.

OJSC Sibirtelecom
<u>12g3-2(b) Exemption No. 82-35050</u>

Dear Mr. Staffin:

The enclosed information is being furnished to the Securities and Exchange Commission (the "<u>Commission</u>") on behalf of OJSC Sibirtelecom, a company organized under the laws of the Russian Federation (the "<u>Company</u>") and formerly operating under the name "OJSC Electrosvyaz of Novosibirsk", under Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "<u>Exchange Act</u>"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by or on behalf of the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you required any additional information, or if you have any questions, please contact the undersigned at +7-495-2314222.

Kindly acknowledge receipt of this letter by sending confirmation to <u>motritch@mzs.ru</u> / <u>muzyka@mzs.ru</u> or by stamping and returning the enclosed copy of this letter by fax (+7-495-2314223).

PROCESSED
OCT 30 2007
THOMSON FINANCIAL

Very truly yours,

Mikhail I. Motrich

tel.: +7(495) 231 4222
fax: +7(495) 231 4223
e-mail: moscow@mzs.ru
internet: http://www.mzs.ru
address: 3/1 Novinsky Boulevard, Moscow 121099, Russia

Information made public, distributed to security holders or filed with OJSC RTS and MICEX by Sibirtelecom OJSC since applicable date per Rule 12g3-2(b) (since the last submission)

Number Appearing on Attached Exhibit Labels	Description of Information
	Summaries of the Issuer's Quarterly Reports:
I-1	Summary of the Quarterly Report of Sibirtelecom OJSC for 2nd Quarter 2007 – **full text of the Quarterly Report in Russian is enclosed herewith.**
	Summaries of Statements regarding information that can influence materially on Sibirtelecom OJSC's securities value:
II-1	Information about some facts that may have significant influence on the cost of the securities of the Joint Stock Company, 15.08.2007
II-2	Report about information that can have a significant influence on the value of securities of the Joint Stock Company "About the change in interest of the joint stock company in authorized capital of another commercial organization", 31.08.2007
	Summaries of the Communications on the Material Facts of Sibirtelecom OJSC
III-1	Report about significant facts "Information on the yield paid on Issuer's securities", "Information on the time for the fulfillment of Issuer's obligations to the security holders", 27.08.2007
	Summaries of the Corporate Issuer's security forms
IV-1	Summary of the Corporate Issuer's security form (common shares, Moscow Interbank Currency Exchange CJSC) – **full text of the Corporate Issuer's Security Form in Russian is enclosed herewith**
IV-2	Summary of the Corporate Issuer's security form (preferred shares, Moscow Interbank Currency Exchange CJSC) – **full text of the Corporate Issuer's Security Form in Russian is enclosed herewith**
IV-3	Summary of the Corporate Issuer's Security Form (preferred shares, OJSC Stock Exchange "Russian Trading System") – **full text of the Corporate Issuer's Security Form in Russian is enclosed herewith**

IV-4	Summary of the Corporate Issuer's Security Form (common shares, OJSC Stock Exchange "Russian Trading System") – **full text of the Corporate Issuer's Security Form in Russian is enclosed herewith**
	Summary of the List of Affiliated Persons and Amendments to the List of Affiliated Persons:
V-1	Summary of the Amendments to the List of Affiliated Persons of Sibirtelecom OJSC, 01.08.2007 – **full text of the Amendments in Russian is enclosed herewith**
	Financial Statements:
VI-1	Balance Sheet for Q2 2007
VI-2	Profit and Loss Statement for Q2 2007
VI-3	Consolidated Financial Statements with Independent Auditor's Report for the year ended 31 December 2006
VI-4	Note re. net assets value
	Other documents
VII-1	Summary of Amendments to the Charter of Sibirtelecom OJSC – **full text of the Amendments in Russian is enclosed herewith**
VII-2	Summary of Amendments to the Regulations of Sibirtelecom OJSC on the Board of Directors – **full text of the Amendments in Russian is enclosed herewith**

Summary
of the Quarterly Report of Sibirtelecom OJSC for 2nd Quarter 2007
(the "Quarterly Report")

The Quarterly Report contains certain basic information about Sibirtelecom OJSC (the "**Issuer**"):

- Full name: Sibirtelecom Open Joint-Stock Company;
- Address: 53, M. Gorky St., Novosibirsk, Russia;
- Date of state registration: 30 May, 1994; number of state registration certificate: ГР 1161.

The Quarterly Report includes information concerning the Issuer's accountant, financial counselors, members of the Issuer's management bodies, including financial control bodies, as well as information regarding Issuer's employees and a full list of Issuer's bank accounts. The Issuer's accountant is KPMG CJSC. Financial counselor is Federal Fund Corporation OJSC and Investment Company AVK CJSC

The Quarterly Report provides certain information about Issuer's financial activity and position in Q2 2007. Market capitalization of the Issuer as calculated on the basis of the market value of common shares and preferred shares as at the end of Q2 2007 stood at RUR 42,816,201,046. The total number of Issuer's common registered shares as at that date was 12,011,401,829.

Full text of Q2 2007 quarterly financial statements and profit and losses statements are enclosed herewith.

The Quarterly Report includes detailed information about Issuer's position in the telecommunications industry.

The Issuer's long-term goals are to maintain leading positions in the markets of fixed-line local and zone communication telephony, strengthening positions in the markets of Internet services and data transfer, extending participation of the Issuer's affiliates in the market of mobile communication within Siberian Federal District.

The main goals for the purpose of the Issuer promotion:

1. Maintaining 80% of the markets of fixed-line local by means of extending telephone numbering capacity. Improving the quality of services through degitalisation.
2. Increasing the traditional telephone services revenue by rendering new types of services.
3. Maintaining 90% of the zone communication market, rendering services in the long-distance communication market as an agent of national telecommunication companies.
4. Maintaining leading positions in the Internet services market through development of connection infrastructure and wire-connected (ADSL, SHDSL) and wireless access (Wi-Fi, Wi-Max).
5. Securing 15% participation in the mobile communication number through developing branch and affiliates activity.

The Issuer's authorized and paid in capital as at the end of Q2 2007 stood at RUR 2,387,973,276.45.

The key shareholders of the Issuer are:

- Svyazinvest OJSC owning 50.67% of its common stock (or 38.23% of the total authorized capital);
- ING Bank (Eurasia) CJSC, Depository Clearing Company CJSC and Nonprofit Partnership National Depositary Center owning 21.63%, 6.26% and 8.17% of all company's shares respectively.

According to the Quarterly Report, during Q2 2007 the Board of Directors of the Issuer approved 14 transactions in the aggregate amount of RUR 37,013,430.

Further, the Quarterly Report comprises information concerning the Issuer's shares and previous issue of securities. No issue of securities by the Issuer took place during the reporting period.

Full text of the Quarterly Report in Russian is enclosed herewith.

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

Открытое акционерное общество «Сибирьтелеком»

Код эмитента: 00195-А

за II квартал 2007 года

Место нахождения: Россия, г. Новосибирск, ул. М. Горького, 53

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

И.о. генерального директора (Приказ № ОК-287 от 06.08.2007г.) ___ августа 2007г.	____________ подпись	____________ И.В. Дадыкин
Главный бухгалтер ___ августа 2007г.	____________ подпись М.П.	____________ Г.И. Хвощинская

Контактное лицо: начальник отдела ценных бумаг и работы с акционерами – Банникова Людмила Григорьевна
Телефон: (383) 219-11-95 Факс: (383) 223-54-45
Адрес страницы в сети Интернет, на которой раскрывается информация, содержащаяся в настоящем ежеквартальном отчете: www.sibirtelecom.ru/investor/archot.php

Оглавление

Введение

Полное фирменное наименование эмитента:
Открытое акционерное общество «Сибирьтелеком» *(далее – Эмитент, Общество)*
Open Joint-Stock Company Sibirtelecom

Сокращенное наименование эмитента:
ОАО «Сибирьтелеком»
OJSC Sibirtelecom

Место нахождения эмитента:
Россия, г. Новосибирск, ул. М.Горького,53

Номера контактных телефонов эмитента, адрес электронной почты:
Тел.: ***(383) 219-11-06; 219-11-69*** Факс: ***(383) 223-54-45***
Адрес электронной почты: ***office@sibirtelecom.ru***

Адрес страницы в сети "Интернет", на которой публикуется полный текст ежеквартального отчета эмитента: ***www.sibirtelecom.ru/investor/archot.php***

Основания возникновения у эмитента обязанности осуществлять раскрытие информации в форме ежеквартального отчета:
а) в отношении ценных бумаг ОАО «Сибирьтелеком» осуществлена регистрация проспекта ценных бумаг;
б) ОАО «Сибирьтелеком» является акционерным обществом, созданным при приватизации государственного предприятия, в соответствии с планом приватизации, утвержденным в установленном порядке и являвшимся на дату его утверждения проспектом эмиссии акций эмитента, так как план приватизации предусматривал возможность отчуждения акций эмитента более чем 500 приобретателям.

Настоящий ежеквартальный отчет содержит оценки и прогнозы уполномоченных органов управления эмитента касательно будущих событий и/или действий, перспектив развития отрасли экономики, в которой эмитент осуществляет основную деятельность, и результатов деятельности эмитента, в том числе планов эмитента, вероятности наступления определенных событий и совершения определенных действий. Инвесторы не должны полностью полагаться на оценки и прогнозы органов управления эмитента, так как фактические результаты деятельности эмитента в будущем могут отличаться от прогнозируемых результатов по многим причинам. Приобретение ценных бумаг эмитента связано с рисками, описанными в настоящем ежеквартальном отчете.

I. Краткие сведения о лицах, входящих в состав органов управления эмитента, сведения о банковских счетах, об аудиторе, оценщике и о финансовом консультанте эмитента, а также об иных лицах, подписавших ежеквартальный отчет.

1.1. Лица, входящие в состав органов управления эмитента.

Совет директоров:

Председатель Совета директоров
Чечельницкий Евгений Александрович, год рождения - 1973 г.

Члены Совета директоров:
Власова Светлана Борисовна, год рождения – 1958 г.
Горбунов Александр Евгеньевич, год рождения – 1967 г.
Качурин Александр Владимирович, год рождения – 1969 г.
Киселев Александр Николаевич, год рождения – 1962 г.
Кудрявцев Геннадий Георгиевич, год рождения – 1941 г.
Кузнецов Сергей Иванович, год рождения – 1953 г.
Нечаев Евгений Александрович, год рождения – 1981 г.
Никулин Анатолий Иванович, год рождения – 1950 г.
Репин Игорь Николаевич, год рождения – 1966 г.
Ситников Сергей Георгиевич, год рождения – 1949 г.

Коллегиальный исполнительный орган (правление):

Председатель Правления:
Исаев Александр Иванович, год рождения – 1953 г.
Члены Правления:
Борзенко Иван Иванович, год рождения – 1951 г.
Гриб Анатолий Викторович, год рождения – 1961 г.
Дадыкин Иван Витальевич, год рождения – 1960 г.
Ноздрин Владимир Викторович, год рождения – 1950 г.
Хвощинская Галина Ивановна, год рождения – 1965 г.
Шаповалов Владимир Николаевич, год рождения – 1962 г.
Шейфер Александр Андреевич, год рождения – 1952 г.

Единоличный исполнительный орган (генеральный директор):

Исаев Александр Иванович, год рождения - 1953 г.

1.2. Сведения о банковских счетах эмитента.

Полное фирменное наименование банка: ***Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)***
Сокращенное фирменное наименование: ***Сбербанк России ОАО***
Место нахождения: ***г. Москва, ул. Вавилова, 19***
Подразделение банка, в котором открыт счет: ***Центральное ОСБ №139 СБ РФ***
ИНН: ***7707083893***
БИК: ***45004641***
Корреспондентский счет: ***30101810500000000641***
Тип и номер счета эмитента: ***расчетный 40702810144070102945***

Полное фирменное наименование банка: *Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)*
Сокращенное фирменное наименование: *Сбербанк России ОАО*
Место нахождения: *г. Москва, ул. Вавилова, 19*
Подразделение банка, в котором открыт счет: *Байкальский банк СБ РФ*
ИНН: *7707083893*
БИК: *42520607*
Корреспондентский счет: *30101810900000000607*
Тип и номер счета эмитента: *расчетный 40702810118020101326*

Полное фирменное наименование банка: *Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)*
Сокращенное фирменное наименование: *Сбербанк России ОАО*
Место нахождения: *г. Москва, ул. Вавилова, 19*
Подразделение банка, в котором открыт счет: *Читинское ОСБ № 8600 СБ РФ*
ИНН: *7707083893*
БИК: *47601637*
Корреспондентский счет: *30101810500000000637*
Тип и номер счета эмитента: *расчетный 40702810474000103958*

Полное фирменное наименование банка: *Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)*
Сокращенное фирменное наименование: *Сбербанк России ОАО*
Место нахождения: *г. Москва, ул. Вавилова, 19*
Подразделение банка, в котором открыт счет: *Кемеровское ОСБ № 8615 СБ РФ*
ИНН: *7707083893*
БИК: *43207612*
Корреспондентский счет: *30101810200000000612*
Тип и номер счета эмитента: *расчетный 40702810226020102800*

Полное фирменное наименование банка: *Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)*
Сокращенное фирменное наименование: *Сбербанк России ОАО*
Место нахождения: *г. Москва, ул. Вавилова, 19*
Подразделение банка, в котором открыт счет: *Томское ОСБ № 8616 СБ РФ*
ИНН: *7707083893*
БИК: *46902606*
Корреспондентский счет: *30101810800000000606*
Тип и номер счета эмитента: *расчетный 40702810464010136540*

Полное фирменное наименование банка: *Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)*
Сокращенное фирменное наименование: *Сбербанк России ОАО*
Место нахождения: *г. Москва, ул. Вавилова, 19*
Подразделение банка, в котором открыт счет: *Бурятское ОСБ № 8601 СБ РФ*
ИНН: *7707083893*
БИК: *48142604*
Корреспондентский счет: *30101810400000000604*
Тип и номер счета эмитента: *расчетный 40702810509160106598*

Полное фирменное наименование банка: *Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)*
Сокращенное фирменное наименование: *Сбербанк России ОАО*
Место нахождения: *г. Москва, ул. Вавилова, 19*

Подразделение банка, в котором открыт счет: ***Алтайский банк СБ РФ***
ИНН: ***7707083893***
БИК: ***40173604***
Корреспондентский счет: ***30101810200000000604***
Тип и номер счета эмитента: ***расчетный 40702810602020001850***

Полное фирменное наименование банка: ***Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)***
Сокращенное фирменное наименование: ***Сбербанк России ОАО***
Место нахождения: ***г. Москва, ул. Вавилова, 19***
Подразделение банка, в котором открыт счет: ***Восточно-Сибирский банк СБ РФ***
ИНН: ***7707083893***
БИК: ***40407627***
Корреспондентский счет: ***30101810800000000627***
Тип и номер счета эмитента: ***расчетный 40702810731280113856***

Полное фирменное наименование банка: ***Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)***
Сокращенное фирменное наименование: ***Сбербанк России ОАО***
Место нахождения: ***г. Москва, ул. Вавилова, 19***
Подразделение банка, в котором открыт счет: ***Омское ОСБ № 8634 СБ РФ***
ИНН: ***7707083893***
БИК: ***45209673***
Корреспондентский счет: ***30101810900000000673***
Тип и номер счета эмитента: ***расчетный 40702810345000104357***

Полное фирменное наименование банка: ***Открытое акционерное общество коммерческий банк "Акцепт"***
Сокращенное фирменное наименование: ***ОАО КБ "Акцепт"***
Место нахождения: ***г. Новосибирск, ул. Советская, 14***
ИНН: ***5405114781***
БИК: ***45004815***
Корреспондентский счет: ***30101810200000000815***
Тип и номер счета эмитента: ***расчетный 40702810000000001568***

1.3. Сведения об аудиторе (аудиторах) эмитента.

Полное наименование: ***Закрытое акционерное общество «КПМГ»***
Сокращенное наименование: ***ЗАО «КПМГ»***
Место нахождения ***Российская Федерация, г. Москва, Олимпийский проспект д. 18/1, ком. 3035***
ИНН: ***7702019950***
Тел.: ***(495) 937 44 77*** Факс: ***(495) 937 44 00***

Данные о лицензии аудитора:
Номер лицензии: ***Е 003330***
Дата выдачи: ***17.01.2003***
Срок действия: ***17.01.2008***
Орган, выдавший лицензию: ***Министерство финансов РФ***

Сведения о членстве аудитора в коллегиях, ассоциациях или иных профессиональных объединениях (организациях): ***Член аудиторской палаты России, Член Института профессиональных бухгалтеров и аудиторов России.***

Финансовый год (годы), за который (за которые) аудитором проводилась независимая проверка бухгалтерского учета и финансовой (бухгалтерской) отчетности эмитента: ***2006 год.***

Факторы, которые могут оказать влияние на независимость аудитора от эмитента и меры, предпринятые эмитентом и аудитором для снижения влияния указанных факторов:
Согласно статьи 12 Федерального закона «Об аудиторской деятельности» №119-ФЗ от 07.08.2001 года, аудит не может осуществляться:
1) аудиторами, являющимися учредителями (участниками) аудируемых лиц, их руководителями, бухгалтерами и иными лицами, несущими ответственность за организацию и ведение бухгалтерского учета и составление финансовой (бухгалтерской) отчетности;
2) аудиторами, состоящими с учредителями (участниками) аудируемых лиц, их должностными лицами, бухгалтерами и иными лицами, несущими ответственность за организацию и ведение бухгалтерского учета и составление финансовой (бухгалтерской) отчетности, в близком родстве (родители, супруги, братья, сестры, дети, а также братья, сестры, родители и дети супругов);
3) аудиторскими организациями, руководители и иные должностные лица которых являются учредителями (участниками) аудируемых лиц, их должностными лицами, бухгалтерами и иными лицами, несущими ответственность за организацию и ведение бухгалтерского учета и составление финансовой (бухгалтерской) отчетности;
4) аудиторскими организациями, руководители и иные должностные лица которых состоят в близком родстве (родители, супруги, братья, сестры, дети, а также братья, сестры, родители и дети супругов) с учредителями (участниками) аудируемых лиц, их должностными лицами, бухгалтерами и иными лицами, несущими ответственность за организацию и ведение бухгалтерского учета и составление финансовой (бухгалтерской) отчетности;
5) аудиторскими организациями в отношении аудируемых лиц, являющихся их учредителями (участниками), в отношении аудируемых лиц, для которых эти аудиторские организации являются учредителями (участниками), в отношении дочерних организаций, филиалов и представительств указанных аудируемых лиц, а также в отношении организаций, имеющих общих с этой аудиторской организацией учредителей (участников);
6) аудиторскими организациями и индивидуальными аудиторами, оказывавшим в течение трех лет, непосредственно предшествовавших проведению аудиторской проверки, услуги по восстановлению и ведению бухгалтерского учета, а также по составлению финансовой (бухгалтерской) отчетности физическим и юридическим лицам, - в отношении этих лиц.
Факторы, которые могут оказать влияние на независимость аудитора от Эмитента: ***отсутствуют.***
Наличие долей участия аудитора (должностных лиц аудитора) в уставном капитале эмитента: ***нет.***
Предоставление заемных средств аудитору (должностным лицам аудиторов) эмитентом: ***нет.***
Наличие тесных деловых взаимоотношений (участие в продвижении продукции (услуг) эмитента, участие в совместной предпринимательской деятельности и т.д.), а также родственных связей: ***нет.***
Сведения о должностных лицах эмитента, являющихся одновременно должностными лицами аудитора: ***таких лиц нет.***
Порядок выбора аудитора эмитента:
Наличие процедуры тендера, связанного с выбором аудитора: ***имеется.***
Процедура выдвижения кандидатуры аудитора для утверждения собранием акционеров:
В соответствии со ст. 17 Устава общества: «Для проверки и подтверждения правильности годовой финансовой отчетности Общество ежегодно привлекает профессионального аудитора, не связанного имущественными интересами с Обществом или его акционерами.
Аудитор осуществляет проверку финансово-хозяйственной деятельности Общества в соответствии с правовыми актами Российской Федерации на основании заключаемого с ним договора».
Выбор кандидатуры аудитора осуществляется в соответствии с Положением о порядке проведения конкурса по выбору аудиторской организации для обязательной аудиторской проверки ведения бухгалтерского учета и финансовой отчетности ОАО «Сибирьтелеком», утвержденным советом директоров (протокол № 15 от 05.03.07).
Вопрос о выборе аудитора включается в повестку дня годового общего собрания акционеров.
Общее собрание акционеров утверждает аудитора Общества. Условия договора, заключаемого с аудитором, в том числе размер оплаты его услуг, утверждаются Советом директоров Общества.
Существенных интересов, связывающих аудитора (должностных лиц аудитора) с эмитентом (должностными лицами эмитента) ***нет.***

Порядок определения размера вознаграждения аудитора: *Стоимость услуг аудиторской проверки за 2006 год бухгалтерской отчетности РСБУ определялась согласно п.4 "Стоимость услуг" договора № 2467-а от 20.10.2006., консолидированной финансовой отчетности в формате МСФО определялась согласно п.3 "Стоимость услуг" договора № 2468-а от 20.10.2006.*

Фактический размер вознаграждения, выплачиваемого аудитору по итогам каждого финансового года, за который проводилась независимая проверка бухгалтерского учета и финансовой (бухгалтерской) отчетности эмитента:
За 2006 год проводилась независимая проверка бухгалтерского учета и бухгалтерской отчетности (РСБУ и МСФО) эмитента: фактический размер вознаграждения составил 13 474 тыс. руб. и 5 751 тыс. руб., соответственно.

Отсроченные и просроченные платежи за оказанные аудитором услуги: *отсутствуют.*

1.4. Сведения об оценщике эмитента.

Для определения рыночной стоимости размещенных эмитентом ценных бумаг, находящихся в обращении, рыночной стоимости основных средств или недвижимого имущества эмитента, оказания иных услуг по оценке, связанных с осуществлением эмиссии ценных бумаг эмитента, оценщик *не привлекался.*

1.5. Сведения о консультантах эмитента.

1. Полное фирменное наименование финансового консультанта на рынке ценных бумаг:
Открытое акционерное общество "Федеральная фондовая корпорация"
Сокращенное фирменное наименовании: *ОАО "Федеральная фондовая корпорация"*
Место нахождения: *119034, Россия, г. Москва, ул. Остоженка, 25*
ИНН: *7706024711*
Телефон: *(495) 737-86-30*
Факс: *(495) 737-86-32*
Номер лицензии на осуществление брокерской деятельности на рынке ценных бумаг:
077-06174-100000
Дата выдачи лицензии на осуществление брокерской деятельности на рынке ценных бумаг: *29.08.2003*
Срок действия лицензии на осуществление брокерской деятельности на рынке ценных бумаг: *без ограничения срока действия*
Орган, выдавший указанную лицензию на осуществление брокерской деятельности на рынке ценных бумаг: *Федеральная комиссия по рынку ценных бумаг России*
Номер лицензии на осуществление дилерской деятельности на рынке ценных бумаг:
077-06178-010000
Дата выдачи лицензии на осуществление дилерской деятельности на рынке ценных бумаг: *29.08.2003*
Срок действия лицензии на осуществление дилерской деятельности на рынке ценных бумаг:
без ограничения срока действия
Орган, выдавший указанную лицензию на осуществление дилерской деятельности на рынке ценных бумаг: *Федеральная комиссия по рынку ценных бумаг России*
Адрес страницы в сети "Интернет", которая используется финансовым консультантом для раскрытия информации об эмитенте: *www.fscorp.ru*
Услуги, оказываемые финансовым консультантом при подготовке проспекта ценных бумаг:
1. оказание содействия Эмитенту при подготовке проспекта Облигаций;
2. подписание проспекта ценных бумаг, а также документации, которая может потребоваться Эмитенту для организации обращения и, если применимо, размещения Облигаций у организаторов торговли (после надлежащей проверки и получения соответствующих письменных заверений Эмитента в достоверности и полноте всей информации, содержащейся в проспекте ценных бумаг, за исключением части, подтверждаемой аудитором и/или оценщиком);
3. осуществление контроля за соблюдением требований федеральных законов и иных нормативных правовых актов, в том числе требований к рекламе и порядку раскрытия

информации, включая мониторинг раскрытия информации на этапах эмиссии ценных бумаг, а также за соблюдением условий размещения, предусмотренных решением о выпуске Облигаций;

4. подписание отчета об итогах выпуска ценных бумаг;

5. предоставление консультаций по вопросам, связанным с подготовкой решения о выпуске ценных бумаг, проспекта ценных бумаг, отчета об итогах выпуска ценных бумаг, иной документации, связанной с выпуском, размещением, организацией обращения Облигаций, а также по текущим вопросам в ходе эмиссии Облигации;

6. предоставление консультаций по вопросам, связанным с подготовкой решений органов управления Эмитента, сопровождающим выпуск, размещение облигаций (решение о размещении, одобрение сделки с заинтересованностью, одобрение крупной сделки, утверждение решения о выпуске ценных бумаг, утверждение отчета об итогах выпуска ценных бумаг и пр.);

7. предоставление консультаций по российскому праву по вопросам выпуска корпоративных облигаций и по требованиям законодательства о раскрытии информации при эмиссии ценных бумаг.

Иные лица, оказывающие эмитенту консультационные услуги, связанные с осуществлением эмиссии ценных бумаг, и подписавшие проспект ценных бумаг, представляемый для регистрации, а также иной зарегистрированный проспект находящихся в обращении ценных бумаг эмитента, отсутствуют.

2. Полное и сокращенное фирменные наименования финансового консультанта: ***Закрытое акционерное общество «Инвестиционная компания АВК», ЗАО «ИК АВК»***
Место нахождения: ***191025, Санкт-Петербург, Невский проспект, 102***
Номер телефона: ***(812) 327 3399***
Номер факса: ***(812) 237-06-50***
Адрес страницы в сети "Интернет", которая используется финансовым консультантом для раскрытия информации об эмитенте: ***http://www.avk.ru***
Номер, дата выдачи и срок действия лицензии на осуществление профессиональной деятельности на рынке ценных бумаг, орган, выдавший указанную лицензию:
Лицензия профессионального участника рынка ценных бумаг на осуществление брокерской деятельности № 178-03255-100000 от 29 ноября 2000 г. срок действия не ограничен, выдана ФКЦБ России;
Лицензия профессионального участника рынка ценных бумаг на осуществление дилерской деятельности № 178-03343-010000 от 29 ноября 2000 г. срок действия не ограничен, выдана ФКЦБ России
Услуги, оказываемые финансовым консультантом при подготовке проспекта ценных бумаг:
1. Подготовка документов, необходимых для государственной регистрации выпуска облигаций, в том числе:

- ***Подготовка проспекта ценных бумаг для регистрации в ФСФР России.***
- ***Подготовка отчета об итогах выпуска облигаций для регистрации в ФСФР России.***

2. Консультирование по вопросам, связанным с принятием уполномоченными органами всех решений, необходимых для организации выпуска облигаций в соответствии с законодательством Российской Федерации, раскрытия обществом информации в связи с организацией выпуска облигаций, подготовкой проспекта ценных бумаг (облигаций) и отчета об итогах выпуска облигаций.
3. Консультирование по вопросам формирования пакета документов для регистрации решения о выпуске облигаций, проспекта ценных бумаг (облигаций) и отчета об итогах выпуска облигаций.
4. Предоставление иных услуг, которые, в соответствии с действующим на дату предоставления услуги законодательством о рынке ценных бумаг должны предоставляться участниками рынка ценных бумаг, оказывающими услуги финансового консультанта на рынке ценных бумаг. В том числе Финансовый консультант предоставляет следующие услуги:

- ***Подписание проспекта ценных бумаг;***
- ***Осуществление проверки раскрытия информации об утверждении решения о выпуске облигаций на соответствие требованиям федеральных законов и нормативных правовых актов уполномоченного регистрирующего органа;***
- ***Подписание отчета об итогах выпуска облигаций.***

Иные лица, оказывающие эмитенту консультационные услуги, связанные с осуществлением эмиссии ценных бумаг, и подписавшие проспект ценных бумаг, представляемый для государственной регистрации, а также иной зарегистрированный проспект находящихся в обращении ценных бумаг эмитента, отсутствуют.

1.6. Сведения об иных лицах, подписавших ежеквартальный отчет.

Ежеквартальный отчет подписан только должностными лицами эмитента.

II. Основная информация о финансово - экономическом состоянии эмитента.

2.1. Показатели финансово - экономической деятельности эмитента

Показатели финансово-экономической деятельности эмитента:

Наименование показателя	на 30.06. 2006г.	на 30.06.2007г.
Стоимость чистых активов эмитента, тыс. руб.	12 522 420	13 940 603
Отношение суммы привлеченных средств к капиталу и резервам, %	146	148
Отношение суммы краткосрочных обязательств к капиталу и резервам, %	45	83
Покрытие платежей по обслуживанию долгов, %	87	79
Уровень просроченной задолженности, %	0,2	0,1
Оборачиваемость дебиторской задолженности, раз	2,01	1,67
Доля дивидендов в прибыли, %	25,9	18,07
Производительность труда, руб./чел.	134 824	189 574
Амортизация к объему выручки, %	13,4	12,2

Для расчета приведенных показателей использовалась методика, рекомендованная федеральным органом исполнительной власти по рынку ценных бумаг.
Чистые активы рассчитаны в соответствии с порядком оценки стоимости чистых активов акционерного общества, утвержденным Приказом Минфина России № 10н и ФКЦБ России № 03-6/пз от 29 января 2003 г.

Анализ платежеспособности и финансового положения эмитента на основе экономического анализа динамики приведенных показателей:
На 01.07.07 чистые активы эмитента составляют 13 940 603 тыс. руб., увеличившись за год на 11,3% в связи с получением эмитентом чистой прибыли и соответствующим ростом собственного капитала.
Показатели отношения суммы привлеченных средств к сумме капитала и резервов и отношения краткосрочных обязательств к сумме капитала и резервов являются индикаторами финансовой зависимости эмитента. Чем больше эти показатели, тем выше финансовая зависимость эмитента от внешних контрагентов, но чем меньше эти показатели, тем меньше финансовый рычаг компании. За последний год финансовая зависимость эмитента от внешних контрагентов в целом практически не изменилась.
Уровень просроченных обязательств сократился до минимального уровня – 0,1% всех обязательств эмитента.
Оборачиваемость дебиторской задолженности во 2 квартале 2006 г. составляла 2,01 об., что равнозначно 45 дням. Во 2-м квартале 2007 года оборачиваемость дебиторской задолженности 1,67 об., что составляет около 54 дней. Замедление оборачиваемости дебиторской задолженности произошло в силу ее увеличения по статье прочих дебиторов в связи с начислением дивидендов в пользу эмитента.
Производительность труда во 2 квартале 2006 года составляла 134,8 тыс. руб. на 1 сотрудника, во 2-м квартале2007 года – 189,6 тыс. руб. Отмечен прирост 40,6%.
Доля амортизации во 2-м квартале 2007 года составляет 12,2%. Столь высокий уровень амортизации в выручке обусловлен тем, что эмитент функционирует в фондоемкой отрасли, доля основных средств в структуре активов эмитента составляет 63%.

2.2. Рыночная капитализация эмитента.

Рыночная капитализация эмитента по состоянию на 30.06.2007г.:

Рыночная капитализация эмитента по состоянию на 30.06.2007г., рассчитанная по обыкновенным акциям – ***34 694 934 183 руб.***

Количество обыкновенных акций эмитента на 30.06.2007г. – ***12 011 401 829 шт.***
Рыночная цена одной обыкновенной акции эмитента на 30.06.2007г., раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа «Российская Торговая Система» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***2,8885 руб.***

Рыночная капитализация эмитента по состоянию на 30.06.2007г., рассчитанная по привилегированным акциям – ***8 121 266 863 руб.***

Количество привилегированных акций эмитента на 30.06.2007г. – ***3 908 420 014 шт.***
Рыночная цена одной привилегированной акции эмитента на 30.06.2007г., раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа «Российская Торговая Система» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***2,07789 руб.***

Рыночная капитализация эмитента по состоянию на 30.06.2007г., рассчитанная по обыкновенным и привилегированным акциям – ***42 816 201 046 руб.***

2.3. Обязательства эмитента.

2.3.1. Кредиторская задолженность.

Структура кредиторской задолженности Эмитента:

на 30.06.2007г.

Наименование кредиторской задолженности	Срок наступления платежа	
	До одного года	Свыше одного года
Кредиторская задолженность перед поставщиками и подрядчиками, руб.	1 634 064 000	179 268 000
в том числе просроченная, руб.	14 233 600	-
Кредиторская задолженность перед персоналом организации, руб.	249 161 000	-
в том числе просроченная, руб.	-	-
Кредиторская задолженность перед бюджетом и государственными внебюджетными фондами, руб.	395 173 000	-
в том числе просроченные, руб.	-	-
Кредиты, руб.	1 910 716 000	4 150 066 000
в том числе просроченные, руб.	-	-
Займы, всего, руб.	5 232 997 000	4 000 000 000
в том числе просроченные, руб.	-	-
в том числе облигационные займы, руб.	5 000 000 000	4 000 000 000
в том числе просроченные облигационные займы, руб.	-	-
Прочая кредиторская задолженность, руб.	2 018 973 000	785 658 000
в том числе просроченная, руб.	-	-
Итого, руб.	11 441 084 000	9 114 992 000
в том числе просроченная, руб.	14 233 600	-

Просроченная кредиторская задолженность на 30.06.2007г.:
1. Договор № 149 от 30.03.04, заключенный с ООО «Техносерв АС»
Причины неисполнения: ***отсутствие первичных документов***

Последствия, которые наступили или могут наступить в будущем для эмитента вследствие указанных неисполненных обязательств: ***договором предусмотрена ответственность ОАО «Сибирьтелеком» за несвоевременную оплату работ (услуг) - 0,05% за каждый день просрочки.***
Санкции, налагаемые на эмитента: ***фактически штрафные санкции кредитором не выставлялись.***
Срок (предполагаемый срок) погашения просроченной кредиторской задолженности: ***задолженность будет погашена в 3-4 квартале 2007г.***

2. Договор № 1-01 от 01.08.03, заключенный с ОАО «Ростелеком»
Причины неисполнения: ***отсутствие первичных документов***
Последствия, которые наступили или могут наступить в будущем для эмитента вследствие указанных неисполненных обязательств: ***договором предусмотрена ответственность ОАО «Сибирьтелеком» за несвоевременную оплату работ (услуг) - 1/300 действующей ставки рефинансирования ЦБ РФ за каждый день просрочки.***
Санкции, налагаемые на эмитента: ***фактически штрафные санкции кредитором не выставлялись.***
Срок (предполагаемый срок) погашения просроченной кредиторской задолженности: ***задолженность будет погашена в августе 2007 г. по мере поступления счета.***

Кредиторы, на долю которых приходится не менее 10% от общей суммы кредиторской задолженности: ***отсутствуют.***

2.3.2. Кредитная история эмитента.

Наименование обязательства	Наименование кредитора (займодавца)	Сумма основного долга (руб.)	Срок кредита (займа) / срок погашения	Наличие просрочки исполнения обязательств в части выплаты суммы основного долга и/или установленных процентов, срок просрочки, дней
Облигационный заем		2 000 000 000	3 года / 05.07.2007	просрочка отсутствует
Облигационный заем		3 000 000 000	3 года / 25.04.2008	просрочка отсутствует
Облигационный заем		2 000 000 000	5 лет / 16.09.2010	просрочка отсутствует
Облигационный заем		2 000 000 000	3 года /20.05.2009	просрочка отсутствует
Синдицированный кредит		1 735 750 000	3 года / 10.01.2010	просрочка отсутствует

Исполнение обязательств по каждому выпуску облигаций, совокупная номинальная стоимость которых составляет 5 и более процентов балансовой стоимости активов эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций.

1. Полное наименование ценных бумаг: ***облигации неконвертируемые процентные документарные на предъявителя серии 03***
Государственный регистрационный номер выпуска и дата государственной регистрации выпуска ценных бумаг: ***4-03-00195-А от 27.06.2003г.***
Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***
Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***19.08.2003г.***
Орган, осуществивший государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***
Количество ценных бумаг выпуска: ***1 530 000 шт.***
Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 руб.***
Объем выпуска ценных бумаг по номинальной стоимости: ***1 530 000 000 руб., что составляло 9,48 % от балансовой стоимости активов Эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций***

2. Полное наименование ценных бумаг: *документарные неконвертируемые процентные облигации на предъявителя серии 04 с обязательным централизованным хранением*
Государственный регистрационный номер выпуска и дата государственной регистрации выпуска ценных бумаг: *4-04-00195-А от 13.04.2004г.*
Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***
Дата государственной регистрации отчета об итогах выпуска ценных бумаг: *02.09.2004г.*
Орган, осуществивший государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФСФР России***
Количество ценных бумаг выпуска: *2 000 000 шт.*
Номинальная стоимость каждой ценной бумаги выпуска: *1 000 руб.*
Объем выпуска ценных бумаг по номинальной стоимости: *2 000 000 000 руб., что составляло 9,46 % от балансовой стоимости активов Эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций*

3. Полное наименование ценных бумаг: *облигации документарные неконвертируемые процентные на предъявителя серии 05 с обязательным централизованным хранением*
Государственный регистрационный номер выпуска и дата государственной регистрации выпуска ценных бумаг: *4-05-00195-А от 12.04.2005г.*
Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФСФР России***
Дата государственной регистрации отчета об итогах выпуска ценных бумаг: *02.06.2005г.*
Орган, осуществивший государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФСФР России***
Количество ценных бумаг выпуска: *3 000 000 шт.*
Номинальная стоимость каждой ценной бумаги выпуска: *1 000 руб.*
Объем выпуска ценных бумаг по номинальной стоимости: *3 000 000 000 руб., что составляло 12,04 % от балансовой стоимости активов Эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций*

4. Полное наименование ценных бумаг: *облигации документарные неконвертируемые процентные на предъявителя серии 06 с обязательным централизованным хранением*
Государственный регистрационный номер выпуска и дата государственной регистрации выпуска ценных бумаг: *4-06-00195-А от 12.04.2005г.*
Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФСФР России***
Дата государственной регистрации отчета об итогах выпуска ценных бумаг: *03.11.2005г.*
Орган, осуществивший государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФСФР России***
Количество ценных бумаг выпуска: *2 000 000 шт.*
Номинальная стоимость каждой ценной бумаги выпуска: *1 000 руб.*
Объем выпуска ценных бумаг по номинальной стоимости: *2 000 000 000 руб., что составляло 7,09 % от балансовой стоимости активов Эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций*

5. Полное наименование ценных бумаг: *облигации документарные неконвертируемые*

процентные на предъявителя серии 07 с обязательным централизованным хранением
Государственный регистрационный номер выпуска и дата государственной регистрации выпуска ценных бумаг: ***4-07-00195-А от 27.04.2006г.***
Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФСФР России***
Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***06.07.2006г.***
Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФСФР России***
Количество ценных бумаг выпуска: ***2 000 000 шт.***
Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 руб.***
Объем выпуска ценных бумаг по номинальной стоимости: ***2 000 000 000 руб., что составляет 6,56% от балансовой стоимости активов Эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций***

Наименование обязательства	Размер основного долга, тыс.руб.	Дата погашения		Размер процентной ставки, %	Дата выплат	
		план	факт		план	факт
Облигационный заем (серии 04)	2 000 000	05.07.2007	срок погашения не наступил	12,5	06.01.05;	06.01.05;
					07.07.05;	07.07.05;
					10.01.06;	05.01.06;
					06.07.06;	06.07.06;
					04.01.07;	09.01.07;
					05.07.07.	даты выплат не наступили
Облигационный заем (серии 05)	3 000 000	25.04.2008	срок погашения не наступил	9,2	28.10.05;	28.10.05;
					28.04.06;	28.04.06;
					27.10.06;	27.10.06;
					27.04.07;	27.04.07;
					26.10.07; 25.04.08.	даты выплат не наступили
Облигационный заем (серии 06)	2 000 000	16.09.2010	срок погашения не наступил	7,85	23.03.06;	23.03.06;
					21.09.06;	21.09.06;
					22.03.07;	22.03.07;
					20.09.07;	даты выплат не наступили
					20.03.08;	
					18.09.08;	
				ставку по 7-10 купонам определяет совет директоров	19.03.09;	
					17.09.09;	
					18.03.10;	
					16.09.10.	
Облигационный заем (серии 07)	2 000 000	20.05.2009	срок погашения не наступил	8,65	22.11.06;	22.11.06;
					23.05.07;	23.05.07;
					21.11.07;	даты выплат не наступили
					21.05.08;	
					19.11.08;	
					20.05.09.	

2.3.3. Обязательства эмитента из обеспечения, предоставленного третьим лицам.

Информация об общей сумме обязательств эмитента из предоставленного им обеспечения и общей сумме обязательств третьих лиц, по которым эмитент предоставил третьим лицам обеспечение, в том числе в форме залога или поручительства, за 2 квартал 2007г:

	на 30.06.2007г.
Общая сумма обязательств Эмитента из предоставленного им обеспечения, тыс. руб.	3 634 580
в т.ч. в форме залога, тыс. руб.	3 165 946
в форме поручительства, тыс. руб.	468 634
Общая сумма обязательств третьих лиц, по которым Эмитент предоставил третьим лицам обеспечение, тыс. руб.	468 634
в т.ч. в форме залога, тыс. руб.	-
в форме поручительства, тыс. руб.	468 634

Информация о каждом из обязательств эмитента из обеспечения, предоставленного за период с даты начала текущего финансового года и до даты окончания 2 квартала 2007г. третьим лицам, в том числе в форме залога или поручительства, составляющем не менее 5 процентов от балансовой стоимости активов эмитента за последний завершенный отчетный квартал, предшествующего предоставлению обеспечения:

Такие обязательства отсутствуют.

2.3.4. Прочие обязательства эмитента.

Не имеет места.

2.4. Цели эмиссии и направления использования средств, полученных в результате размещения эмиссионных ценных бумаг.

Во 2 квартале 2007 года ОАО «Сибирьтелеком» не осуществляло размещение эмиссионных ценных бумаг.

2.5. Риски, связанные с приобретением размещенных эмиссионных ценных бумаг.

На результаты деятельности Общества оказывает влияние ряд факторов, которые Эмитент не в состоянии полностью контролировать. Хотя многие из подобных факторов являются макроэкономическими и влияют на все предприятия в целом, отдельные стороны бизнеса могут быть особенно «чувствительны» к определенным факторам риска. Описанные ниже факторы не являются исчерпывающими.

Политика эмитента в области управления рисками:
- *заключение срочных сделок хеджирования;*
- *оптимизация (сокращение) затрат;*
- *изменение структуры предоставляемых услуг;*
- *корректирование ценовой и маркетинговой политики Общества.*

2.5.1. Отраслевые риски.

Влияние возможного ухудшения ситуации в отрасли эмитента на его деятельность и исполнение обязательств по ценным бумагам:

Ухудшение ситуации в отрасли может негативным образом сказаться на уровне доходов и издержек Эмитента и, в целом, на его финансовом положении, а также на его способности своевременно и в полном объеме отвечать по своим обязательствам.
Уровень конкуренции на российском рынке телекоммуникационных услуг стремительно растет. Наблюдается ослабление рыночных позиций услуг фиксированной телефонной связи за счет роста рынка услуг сотовой связи.

Федеральный закон "О связи", вступивший в силу 1 января 2004 года, создает условия для развития конкурентного рынка в отрасли и повышения прозрачности деятельности операторов связи. Новый Закон устанавливает правовые основы деятельности в области связи, определяет полномочия органов государственной власти в области связи, а также права и обязанности лиц, участвующих в указанной деятельности или пользующихся услугами связи.

Государственное регулирование телекоммуникационной отрасли привносит в деятельность Эмитента общие для всех межрегиональных компаний риски и неопределенность, связанные с изменением тарифов и снижением объемов перекрестного субсидирования. Существует некоторый риск замедления темпов роста тарифов на местную связь.

Наиболее значимые, по мнению эмитента, возможные изменения в отрасли на внутреннем и внешнем рынках:

Ухудшение ситуации в отрасли и положения Эмитента на рынке может быть вызвано следующими факторами:

- снижением спроса со стороны делового сектора в связи с падением мировых цен на энергоносители и цветные металлы;

- общим падением объемов производства и снижением темпов экономического роста;
- превышением темпов девальвации рубля над темпом роста тарифов, что приведет к

значительному росту отрицательных курсовых разниц и удорожанию обслуживания валютных долговых обязательств;

- ростом конкуренции в отрасли мобильной связи со стороны российских и иностранных операторов связи, экспансией на рынок мобильной связи операторов конкурирующих форматов;

- экономическими рисками, присущими Российской Федерации в целом, включая уровень макроэкономической нестабильности в стране, наличие вероятности изменений в законодательстве, в результате которых возможно снижение прибыли Эмитента, либо ужесточение порядка налогообложения доходов по ценным бумагам.

Эмитент не осуществляет деятельность на внешнем рынке.

С 01.01.05 г. вступила в силу ст. 47 ФЗ "О связи" (№ 126-ФЗ от 18.06.03), положения которой изменили существующий ранее порядок предоставления гражданам льгот при пользовании услугами связи, в соответствии с которым операторы связи выставляли счета данной категории пользователей за вычетом суммы льготы с последующей компенсацией от бюджетов соответствующего уровня. Взыскание задолженности из бюджетов соответствующего уровня было весьма проблематичным. Новый порядок предусматривает обязанность граждан, которым предоставлены льготы в оплате услуг связи, вносить плату за оказанные им услуги связи в полном объеме, с последующей компенсацией произведенных ими расходов непосредственно за счет средств бюджета соответствующего уровня.

В апреле 2005 года Постановлением правительства РФ были утверждены правила формирования и расходования средств резерва универсального обслуживания. Согласно этим правилам, начиная с мая 2005 года, операторы связи обязаны ежеквартально перечислять средства в указанный резерв, в размере 1,2 процента средств, размер которых рассчитывается как разность между доходами от оказанных услуг связи в сети связи общего пользования и доходами от оказанных услуг присоединения и услуг по пропуску трафика в сети связи общего пользования. Средства резерва расходуются в установленном порядке, предусмотренном для возмещения убытков, причиняемых в связи с оказанием универсальных услуг связи.

Риски, связанные с возможным изменением цен на продукцию и/или услуги эмитента на внутреннем и внешнем рынках, а также их влияние на деятельность эмитента и исполнение обязательств по ценным бумагам:
Эмитент не осуществляет экспорт товаров, работ либо услуг, в связи с этим описываются только риски для внутреннего рынка.

На коммерческую деятельность Эмитента оказывают существенное воздействие колебания цен на услуги связи, продажи которых целиком формируют доходы Эмитента.

Вероятные неблагоприятные тенденции в экономике и ухудшение экономических условий в России может повлечь за собой необходимость увеличения стоимости услуг Эмитента для сохранения прибыльности его деятельности, а также уменьшение деловой активности потребителей продукции Эмитента что, соответственно, вызовет снижение их спроса на услуги связи. Кроме того, покупатели могут оказаться частично или полностью неспособными оплачивать полученные услуги Эмитента. В качестве оплаты могут в таких условиях использоваться неденежные способы (встречные поставки, векселя и др.), что также окажет негативное влияние на финансовое положение, ликвидность Эмитента.

Государственное регулирование телекоммуникационной отрасли привносит в деятельность Эмитента общие для всех межрегиональных компаний риски и неопределенность, связанные с изменением тарифов и снижением объемов перекрестного субсидирования. В частности, в рамках реформы ценообразования услуг связи предполагается повышение тарифов на местную телефонную связь и уход от субсидирования услуг местной связи со стороны услуг дальней связи. Работа в рамках изменения тарифной политики проводится совместно холдингом ОАО «Связьинвест», Министерством информационных технологий и связи РФ и Федеральной антимонопольной службой.

В соответствии с действующим законодательством, тарифы на услуги операторов, признанных естественными монополистами, подлежат регулированию антимонопольными органами РФ. В соответствии с Федеральным законом от 17.08.1995 № 147-ФЗ (ред. от 29.06.2004) «О естественных монополиях», межрегиональные компании связи являются естественными

монополистами, и их деятельность подлежит регулированию со стороны антимонопольных органов.

Изменение тарифов на услуги операторов - естественных монополистов требует согласования с антимонопольными органами РФ, и поэтому, может отставать от изменения реальной экономической ситуации и изменения затрат оператора. Таким образом, для естественных монополистов существует риск несвоевременного изменения тарифов, что уменьшает их конкурентоспособность и может отрицательно повлиять на рентабельность деятельности.

Риски, связанные с изменением цен на сырье, услуги, используемые эмитентом в своей деятельности на внутреннем и внешнем рынке, а также их влияние на деятельность эмитента и исполнение обязательств по ценным бумагам:

Эмитент не осуществляет импорт сырья, товаров, работ либо услуг, в связи с этим описываются только риски для внутреннего рынка.

В 2006 году отношения между Эмитентом и ОАО «Ростелеком» изменились. Услуги в части международной и междугородной телефонной связи оказывает конечным пользователям ОАО «Ростелеком». Платежи пользователей за потребленные ими услуги международной и междугородной телефонной связи являются доходом ОАО «Ростелеком».

Эмитент от имени и по поручению ОАО «Ростелеком» ведет расчеты с пользователями за оказанные им услуги международной и междугородной телефонной связи.

Кроме того между Эмитентом и ОАО «Ростелеком» заключен договор (в новой редакции) о присоединении сетей электросвязи, в соответствии с которым Эмитент предоставляет ОАО «Ростелеком» услуги по пропуску трафика и получает от ОАО «Ростелеком» услугу присоединения, в результате которой становится возможным установление междугородного и международного соединения и передача информации между пользователями взаимодействующих сетей электросвязи.

Цены на услуги по присоединению и пропуску регулируются государством.

В результате изменения схемы взаимодействия с ОАО «Ростелеком», ожидается снижение величины, как доходов Эмитента, так и расходов. Однако, в настоящее время Эмитент не может оценить эффект от указанных изменений на результаты деятельности Общества.

В целом, влияние отраслевых рисков на деятельность Эмитента оценивается как умеренное, так как в результате объединения у ОАО «Сибирьтелеком» появилась возможность использовать единую инфраструктуру и технические средства в пределах Сибирского федерального округа России.

С 1 января 2006 года вступил в силу ряд нормативных актов, предусмотренных Федеральным законом «О связи» и направленных на либерализацию рынка связи России, которые потребуют внесения изменений в структуру взаимоотношений между операторами связи, а также между операторами связи и пользователями.

Кроме того, операторы связи обязаны привести свои сети в соответствие с требованиями нормативных актов к построению сетей электросвязи и пропуску трафика.

При оценке изменений финансового результата в части межоператорских взаимоотношений необходимо учитывать, что при осуществлении организационно – технического взаимодействия сетей электросвязи разных операторов, при предоставлении ими услуг конечным пользователям/абонентам, у Общества возникают как доходы, так и расходы. Эмитент полагает, что утвержденная Приказом ФСТ России от 20.12.05 №733-С/7 компенсационная надбавка к цене за услуги местного и зонового инициирования вызова для Общества позволит сохранить финансовый результат «перекрестного субсидирования» нерентабельных услуг местной связи.

Российский рынок телекоммуникационных услуг становится чрезвычайно конкурентным. Хотя рынок услуг традиционной проводной связи в целом разделен между региональными операторами, каждый из которых в своем регионе является абсолютным монополистом по оказанию таких услуг, конкуренция усиливается за счет увеличения доли новых услуг связи, а также активной деятельности компаний, их предоставляющих.

Предполагаемые действия эмитента в случае возможного ухудшения ситуации в отрасли:

В случае негативного развития ситуации Эмитент планирует:
- оптимизировать структуру производственных затрат;
- пересмотреть инвестиционную программу Общества;
- скорректировать ценовую и маркетинговую политику Общества;
- изменить структуру предоставляемых услуг в целях максимизации прибыли.

2.5.2. Страновые и региональные риски.

Риски, связанные с политической и экономической ситуацией в стране (странах) и регионе, в которых эмитент зарегистрирован в качестве налогоплательщика и/или осуществляет основную деятельность при условии, что основная деятельность эмитента в такой стране (регионе) приносит 10 и более процентов доходов за последний завершенный отчетный период:
Эмитент осуществляет свою деятельность в Российской Федерации, следовательно, обладает присущими для РФ страновыми рисками.
Страновые риски РФ являются типичными для компаний, работающих на развивающемся рынке. Одним из основных страновых рисков является политический. Политическая обстановка в России менее предсказуема из-за высокой концентрации политической власти, недостаточной политической зрелости общества. Непредсказуемое политическое давление и действия регулятивных органов негативно влияют на приток внутренних и внешних прямых инвестиций, которые необходимы для того, чтобы поддержать рост экономики и ее эффективность. Политическая неопределенность и замедление темпов проведения структурной реформы, вероятно, усилятся в преддверии президентских выборов 2008г.
Основными факторами возникновения страновых политических рисков являются:

- *несовершенство законодательной базы, регулирующей экономические отношения;*
- *недостаточная эффективность судебной системы;*
- *неустойчивое положение властных структур в субъектах Российской Федерации;*
- *неопределенность в образовании уполномоченными государственными органами тарифов.*

К региональным политическим рискам в первую очередь относится смена политического курса в Сибирском регионе, приход к власти радикальной оппозиции, что имело бы негативное выражение в виде политической нестабильности в регионе.
Ухудшение экономической ситуации в Сибирском регионе может произойти в случае существенных изменений в экономической ситуации в России, включая резкие изменения курса национальной валюты, что может повлечь за собой сокращение числа действующих в регионе предприятий промышленности и сельского хозяйства всех форм собственности, рост безработицы, снижение платежеспособного спроса населения.
Результатом негативного развития событий в стране и регионе деятельности Эмитента стала бы необходимость приостановления реализации инвестиционной программы Эмитента, сокращение прироста объемов услуг связи, предоставляемых Эмитентом на территории региона, и замедление темпов роста доходной базы.

Риски, связанные с возможными военными конфликтами, введением чрезвычайного положения и забастовками в стране (странах) и регионе, в которых эмитент зарегистрирован в качестве налогоплательщика и/или осуществляет основную деятельность:
Вероятность возникновения военных конфликтов, введения чрезвычайного положения и забастовок в стране и регионе, в которых Эмитент зарегистрирован в качестве налогоплательщика и осуществляет свою деятельность, оценивается как недостаточная для того, чтобы рассматривать эти риски в качестве обстоятельств, способных значительным образом повлиять на деятельность Эмитента. Такой вывод подтверждает текущий уровень кредитного рейтинга Российской Федерации, который является инвестиционным.
Для минимизации риска проведения террористических актов Эмитентом приняты дополнительные меры для обеспечения безопасности на предприятии.

Риски, связанные с географическими особенностями страны (стран) и региона, в которых эмитент зарегистрирован в качестве налогоплательщика и/или осуществляет основную деятельность, в том числе повышенная опасность стихийных бедствий, возможное прекращение транспортного сообщения в связи с удаленностью и/или труднодоступностью и т.п.:

Риски, связанные с географическими особенностями региона, в том числе повышенная опасность стихийных бедствий, возможное прекращение транспортного сообщения в связи с удаленностью и труднодоступностью, оцениваются как минимальные.
Соответствующие риски, в том числе связанные с незапланированными расходами на устранение последствий стихийных бедствий, могли бы покрываться страхованием.
Но в настоящее время страховое дело в России находится в стадии становления и многие виды страхования, доступные в других странах, еще не нашли широкого распространения в РФ.

До тех пор, пока Эмитент не будет иметь соответствующего страхового покрытия, существует риск того, что убытки от повреждения имущества могут неблагоприятным образом отразиться на деятельности и финансовом состоянии Общества.

Предполагаемые действия эмитента на случай отрицательного влияния изменения ситуации в стране (странах) и регионе на его деятельность:
В случае отрицательного влияния страновых и региональных изменений на деятельность Эмитента, планируется осуществить следующие общие мероприятия, направленные на поддержание доходности деятельности Общества:

- оптимизировать затраты, включая меры по ограничению расходов на заработную плату;

- пересмотреть программу капиталовложений;

- принять меры по повышению оборачиваемости дебиторской задолженности путем ужесточения платежной дисциплины в отношении дебиторов.

Конкретные действия эмитента в случае неблагоприятного изменения ситуации в регионе являются конфиденциальной информацией, предназначенной для служебного пользования.
В случае отрицательного влияния изменений ситуации в стране и регионе на деятельность Эмитента исполнение обязательств по облигациям Эмитента будет осуществляться за счет доходов от эксплуатационной деятельности, а, при необходимости, также за счет привлечения для этих целей краткосрочные кредитов коммерческих банков.
В целом, в среднесрочной перспективе Эмитент считает маловероятной возможность значительного отрицательного влияния страновых и региональных рисков на свою деятельность и исполнение им своих обязательств.

2.5.3. Финансовые риски.

Описание подверженности эмитента рискам, связанным с изменением процентных ставок, курса обмена иностранных валют, в связи с деятельностью эмитента либо в связи с хеджированием, осуществляемым эмитентом в целях снижения неблагоприятных последствий влияния вышеуказанных рисков:
Негативные изменения денежно-кредитной политики в стране, валютного курса и повышение процентных ставок по привлекаемым Эмитентом средствам, а также значительный рост темпов инфляции могут привести к росту затрат Эмитента и, следовательно, отрицательно сказаться на финансовых результатах деятельности Эмитента. Кроме того, нельзя полностью исключить возможности изменений в составе и профессиональном уровне менеджеров Эмитента, которые могут негативным образом сказаться на эффективности принимаемых управленческих решений, в том числе, связанных с осуществлением хеджирования, осуществляемым Эмитентом в целях снижения неблагоприятных последствий влияния вышеуказанных рисков.

Рыночные риски:
Рыночные риски характеризуются следующими факторами:
1. Возможными неблагоприятными тенденциями в экономике и ухудшение экономических условий России. Неблагоприятные финансовые или экономические условия, вероятно, повлекут за собой уменьшение деловой активности потребителей продукции ОАО «Сибирьтелеком» и, соответственно, их спроса на услуги связи. Кроме того, покупатели могут оказаться частично или полностью неспособными оплачивать полученные услуги ОАО «Сибирьтелеком». В качестве оплаты могут в таких условиях использоваться неденежные способы (встречные поставки, векселя и др.), что также окажет негативное влияние на финансовое положение и ликвидность эмитента.

Помимо этого, возможно омертвление денежных средств эмитента на счетах в банках в условиях кризиса банковской системы России и/или отдельных банков.
2. Изменениями процентных ставок. Изменения денежно-кредитной политики в стране могут привести к усилению инфляции, росту процентных ставок по заемным средствам, используемым эмитентом, и, соответственно, существенному росту затрат.
3. Колебаниями конъюнктуры цен на услуги эмитента. На коммерческую деятельность эмитента существенное воздействие оказывают колебания цен на услуги связи, продажи которых целиком формируют доходы эмитента.
4. Возможными изменениями в составе и профессиональном уровне менеджеров эмитента, вследствие чего может снизиться эффективность принятых и принимаемых управленческих решений.
5. Инфляцией. Риск влияния инфляции может возникнуть в случае, когда получаемые эмитентом денежные доходы обесцениваются с точки зрения реальной покупательной способности быстрее, чем растут номинально. Рост инфляции влияет на финансовые результаты деятельности эмитента неоднозначно.
С одной стороны, он может привести к увеличению затрат предприятия (за счет роста цен на основные средства, материалы, работы и услуги сторонних организаций), и как следствие, падению прибыли эмитента и рентабельности его деятельности. Кроме того, рост инфляции, вероятно, приведет к удорожанию заемных средств для эмитента, что может повлечь нехватку оборотных средств.
В случае стремительного роста инфляции эмитент намерен уделять особое внимание повышению оборачиваемости оборотных активов, в первую очередь, за счет сокращения запасов, а также пересмотреть существующие договорные отношения с потребителями с целью сокращения оборота дебиторской задолженности.

Валютные риски:
В 2007 г. эмитент возобновил использование внешних источников финансирования, выраженных в твердых валютах.
Существенные изменения валютных курсов могут увеличить издержки и снизить возможности эмитента по обслуживанию долгов. Управление валютным риском эмитент планирует осуществлять путем хеджирования.

Предполагаемые действия эмитента на случай отрицательного влияния изменения валютного курса и процентных ставок на деятельность эмитента:
В случае значительной девальвации рубля эмитент планирует осуществить следующие мероприятия:
- проводить жесткую политику, направленную на уменьшение затрат, выраженных в иностранной валюте, а также, по возможности, изменять условия договоров с иностранными поставщиками;
- пересмотреть программу инвестиций;
- принять меры по повышению оборачиваемости оборотных активов, пересмотреть существующие договорные отношения с потребителями с целью сокращения дебиторской задолженности.

Влияние инфляции на выплаты по ценным бумагам, критические, по мнению эмитента, значения инфляции, а также предполагаемые действия эмитента по уменьшению указанного риска:
С точки зрения финансовых результатов деятельности Эмитента, влияние фактора инфляции неоднозначно. Снижение темпов инфляции при сохранении экономического роста будет способствовать дальнейшему увеличению реальных доходов населения и корпоративного сектора и, как следствие, приведет к увеличению потребления услуг связи. Напротив, увеличение темпов роста цен может привести как к снижению потребления услуг связи, так и к росту затрат Эмитента (например, за счет роста цен на энергоресурсы), стоимости заемных средств и стать причиной снижения показателей рентабельности.
Поэтому в случае значительного превышения фактических показателей инфляции над прогнозами Правительства РФ, а именно - при увеличении темпов инфляции до 30-35% в год (критические, по мнению Эмитента, значения), Эмитент планирует принять меры по ограничению роста затрат, снижению дебиторской задолженности и сокращению ее средних сроков.

Вышеприведенные риски формируют риск ликвидности, т.е. вероятность получения убытка из-за нехватки денежных средств в требуемые сроки и, как следствие, неспособность Эмитента выполнить свои обязательства. Наступление такого рискового события может повлечь за собой штрафы, пени, ущерб деловой репутации Эмитента и т.д.

Управление риском ликвидности осуществляется Эмитентом путем планирования денежных потоков, анализа планируемых и фактических денежных потоков в целом по ОАО «Сибирьтелеком», а также в разрезе региональных филиалов. Возникающие проблемы с абсолютной ликвидностью решаются путем привлечения кредитов и займов, а также путем установления приоритетности платежей.

Показатели финансовой отчетности эмитента наиболее подверженные изменению в результате влияния указанных финансовых рисков (риски, вероятность их возникновения и характер изменений в отчетности):

По мнению Эмитента, наиболее подвержены влиянию вышеперечисленных финансовых рисков основные финансовые показатели Эмитента – прибыль и себестоимость услуг. На уровень выручки финансовые риски оказывают минимальное влияние. Вероятность появления описанных выше финансовых рисков (резкое изменение валютных курсов, инфляция, рост процентных ставок) в ближайшие годы Эмитент оценивает как низкую. Тем не менее, в случае появления данных рисков возможен рост себестоимости оказанных услуг и снижение прибыли Эмитента, которое может компенсироваться ростом тарифов и снижением объемов привлечения заемных средств.

2.5.4. Правовые риски.

Правовые риски, связанные с деятельностью эмитента для внутреннего и внешнего рынка:

Эмитент осуществляет основную деятельность в качестве оператора связи, при этом Эмитент не осуществляет экспорт товаров, работ либо услуг. В связи с этим правовые риски, связанные с деятельностью Эмитента, описываются только для внутреннего рынка. В целом, риски, связанные с деятельностью Эмитента, характерны для большей части субъектов предпринимательской деятельности, работающих на территории Российской Федерации, и могут рассматриваться как общестрановые.

Основные для эмитента правовые риски в настоящее время связаны с изменением правового регулирования отдельных видов услуг и условий хозяйственной деятельности отрасли связи в связи с внесением изменений в ФЗ "О связи" № 126-ФЗ от 07.07.2003 г., принятием целого ряда нормативно-правовых актов, регулирующих различные сферы деятельности в области оказания услуг связи (Правила оказания услуг местной, внутризоновой, междугородной и международной телефонной связи, Правила присоединения сетей электросвязи и их взаимодействия, Правила оказания услуг телеграфной связи, Правила оказания услуг подвижной связи и т.д.) и приведением фактически сложившихся отношений в соответствие с требованиями вступивших в силу нормативных актов.

Правовые риски, связанные с изменением валютного регулирования:

Риски, связанные с возможностью изменения валютного регулирования, в настоящее время рассматриваются Эмитентом как минимальные. В связи с проведением политики либерализации валютного регулирования риски, связанные с изменениями валютного законодательства, снижаются.

Российское законодательство, регулирующее иностранные инвестиции, не запрещает и не ограничивает иностранные инвестиции в телекоммуникационную отрасль. Однако наблюдается отсутствие единого мнения по вопросу способов и объема правительственного контроля над телекоммуникационной отраслью. Поскольку телекоммуникационная отрасль рассматривается как стратегически важная отрасль для России, государственный контроль над ней может возрасти, и иностранные инвестиции в нее могут быть ограничены. Любое такое усиление государственного контроля или ограничение объема иностранных инвестиций может препятствовать доступу к дополнительному капиталу.

Правовые риски, связанные с изменением налогового законодательства:

Поскольку к деятельности Эмитента не применяется каких-либо особых режимов налогообложения, а также в связи с тем, что Эмитент не имеет просроченной задолженности по налогам и сборам в бюджеты всех уровней, то налоговые риски Эмитента должны рассматриваться как минимальные в рамках деятельности добросовестного налогоплательщика.
При этом, для деятельности Эмитента свойственны общие правовые риски, вызванные общими чертами российского налогового законодательства, такими как отсутствие достаточной конкретизации, коллизионность, неоднозначность толкования и отсутствие единой правоприменительной практики.
В течение 2004-2005 годов двум акционерным обществам, входящим в группу компаний ОАО «Связьинвест», налоговыми органами по итогам проверки их деятельности за 2001-2003 годы были предъявлены существенные претензии, в частности, связанные с взаиморасчетами между операторами связи за услуги по пропуску трафика.
Эмитент полагает, что в случае предъявления налоговыми органами аналогичных претензий, Общество располагает необходимыми аргументами для успешной защиты своей позиции в суде. Однако, в настоящий момент судебная перспектива налоговых споров по данным претензиям остается неясной в связи с отсутствием сложившейся судебной практики.

Правовые риски, связанные с изменением правил таможенного контроля и пошлин:
Поскольку Эмитентом для оказания услуг связи может изготавливаться оборудование из комплектующих иностранного производства, то изменение правил таможенного контроля и пошлин может нести для Эмитента определённые риски, связанные с удорожанием приобретаемых основных средств.
Новый Таможенный кодекс должен уменьшить риски Эмитента, связанные с таможенным оформлением и таможенным контролем, поскольку он во многом опирается на положения обновленной редакции Киотской конвенции об упрощении и гармонизации таможенных процедур, устраняет противоречия и несоответствия положений прежнего Таможенного кодекса гражданскому, налоговому и административному законодательствам.

Правовые риски, связанные с изменением требований по лицензированию основной деятельности эмитента либо лицензированию прав пользования объектами, нахождение которых в обороте ограничено (включая природные ресурсы):

Поскольку основная деятельность Эмитента согласно действующему законодательству подлежит лицензированию, а перечень лицензионных условий согласно закону «О связи» формируется и ежегодно уточняется Правительством РФ, существует риск возрастания «лицензионной нагрузки» на Эмитента (увеличение количества необходимых лицензий), а также риск ограничения зоны предоставления услуг связи.

Правовые риски, связанные с изменением судебной практики по вопросам, связанным с деятельностью эмитента (в том числе по вопросам лицензирования), которые могут негативно сказаться на результатах его деятельности, а также на результаты текущих судебных процессов, в которых участвует эмитент:
Изменение судебной практики по вопросам деятельности Эмитента возможно в связи со вступлением в силу нового Федерального закона «О связи». Также есть риск возникновения качественно новых видов судебных процессов. В целом принятие нового законодательства направлено на устранение существующих пробелов и, по мнению Эмитента, снизит общее количество судебных разбирательств.
Иные правовые риски:
Дополнительные правовые риски связаны с проведением приватизации в первой половине 1990-х годов: несовершенная законодательная база и очевидные недостатки административного регулирования приватизационных процедур увеличивали вероятность нарушений, которые могут привести к деприватизации активов и признанию заключенных в последующий период сделок недействительными. Федеральные органы власти и местные администрации, а также другие заинтересованные стороны могут препятствовать нормальной деятельности Эмитента в собственных интересах.

2.5.5. Риски, связанные с деятельностью эмитента.

Риски, связанные с текущими судебными процессами, в которых участвует эмитент:

В настоящее время Эмитент участвует в ряде процессов, большинство из которых касаются текущих вопросов деятельности:

1. *Судебный процесс по иску ОАО «Барнаульская горэлектросеть» к ОАО «Сибирьтелеком» о взыскании неосновательного обогащения в сумме 1 518 372 руб. Судом вынесено решение об удовлетворении исковых требований в полном объёме. Апелляционной инстанцией решение оставлено без изменений. Постановлением кассационной инстанции от 05.09.2006г. решение суда отменено и направлено на новое рассмотрение. Рассмотрение, назначенное на 09.01.2007г., отложено в связи с назначением экспертизы. (Алтайский филиал).*
2. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Диалог-Сибирь Барнаул» о взыскании задолженности в сумме 1 811 915, 91 руб. Решением Арбитражного суда от 31.05.2007г. в удовлетворении исковых требований отказано. 02.07.2007г. подана апелляционная жалоба. (Алтайский филиал).*
3. *Судебный процесс по иску ОАО «Сибирьтелеком» к Алтайскому краю в лице администрации Алтайского края и муниципальному образованию г. Барнаула в лице администрации г. Барнаула о возмещении недополученных доходов в связи с предоставлением льгот на сумму 6 371 754, 34 руб. Исковые требования были уменьшены до 5 825 403, 53 руб. Судом вынесено решение об отказе в удовлетворении исковых требований. Апелляционной инстанцией решение оставлено без изменений. Кассационной инстанцией дело направлено на новое рассмотрение. 03.10.2006г. судом вынесено решение о частичном удовлетворении исковых требований истца на сумму 4 825 890, 90 руб. Апелляционной инстанцией от 21.12.2006 г. решение оставлено в силе Постановлением кассационной инстанции от 20.03.2007г. решение и постановление апелляционной инстанции отменено, дело направлено на новое рассмотрение. 10.05.2007г. состоялось предварительное судебное заседание. 12.07.2007г. рассмотрение отложено (срок не определен). (Алтайский филиал).*
4. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Имэкстелеком» о взыскании неосновательного обогащения в сумме 8 497 441, 58. Исковые требования уменьшены до 6 966 707, 69 руб. Решением Арбитражного суда от 21.06.2007г. отказано в удовлетворении исковых требований. Планируется подача апелляционной жалобы. (Алтайский филиал).*
5. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Барнаул.Ру» о взыскании неосновательного обогащения в сумме 1 533 612, 58 руб. Решением Арбитражного суда от 25.06.2007г. отказано в удовлетворении исковых требований. Планируется подача апелляционной жалобы. (Алтайский филиал).*
6. *Судебный процесс по иску Жихарева В.Г. к ОАО «Сибирьтелеком» о восстановлении на работе, взыскании среднемесячного заработка за время вынужденного прогула и компенсации морального вреда в сумме 1 000 000 руб. Исковые требования уменьшены до 500 000 руб. Судебное заседание назначено на 21.08.2007 г. (Красноярский филиал).*
7. *Судебный процесс по иску Жихарева В.Г. к ОАО «Сибирьтелеком» о снятии дисциплинарного взыскания, выплате премии и компенсации морального вреда в сумме 1 013 690 руб. На рассмотрении. (Красноярский филиал).*
8. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Ветеран» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 6 314 420 руб. Решением суда от 26.09.2006г. исковые требования удовлетворены. Апелляционной инстанцией от 07.12.2006г. решение оставлено в силе. Постановлением кассационной инстанции от 15.03.2007г. дело направлено на новое рассмотрение. Исковые требования уменьшены до 3 314 419, 68 руб. Рассмотрение назначено на 20.07.2007г. (Красноярский филиал).*
9. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Ветеран» о взыскании дебиторской задолженности за услуги присоединения на сумму 2 646 166, 47 руб. Судебное заседание назначено на 03.09.2007 г. (Красноярский филиал).*
10. *Судебный процесс по иску ООО «Ветеран» к ОАО «Сибирьтелеком» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 14 481 991, 64 руб. Исковые требования увеличены до 15 645 610, 25 руб. Судебное заседание назначено на 10.08.2007г. (Красноярский филиал).*
11. *Судебный процесс по иску ООО «Ветеран» к ОАО «Сибирьтелеком» о взыскании платы за присоединение в сумме 1 472 313, 21 руб. Судебное заседание назначено на 03.09.2007г. (Красноярский филиал).*

12. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Сибагропромстрой» о взыскании дебиторской задолженности за пользование услугами связи на сумму 1 764 727 руб. На рассмотрении. (Красноярский филиал).*
13. *Судебный процесс по иску ОАО «Сибирьтелеком» к ФГУП «Главный центр специальной связи» о взыскании неосновательного обогащения и процентов за пользование чужими средствами в размере 2 747 033, 6 руб. Определением от 29.08.2006г. производство по делу приостановлено. Постановлением апелляционной инстанции от 07.11.2006г. определение о приостановлении отменено. Рассмотрение назначено на 17.01.2007г. Постановлением кассационной инстанции от 13.02.2007г. дело направлено на новое рассмотрение. Решением суда от 23.05.2007г. исковые требования удовлетворены. (Иркутский филиал).*
14. *Судебный процесс по иску ФГУП «Главный Центр Спецсвязи» к ОАО «Сибирьтелеком» о признании недействительной ничтожной сделки приватизации в части включения в уставный капитал здания, применении последствий недействительности, о признании права федеральной собственности на здание в сумме более 3 000 000 руб. Решением суда от 29.11.2005г., оставленным без изменения постановлением апелляционной инстанции от 21.02.2006г., в иске отказано. Постановлением суда кассационной инстанции от 27.06.2006г. решение отменено, дело направлено на новое рассмотрение. Рассмотрение назначено на 18.07.2007 г. (Иркутский филиал).*
15. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «ККТС» о взыскании задолженности в сумме 3 339 342, 49 руб. На рассмотрении. (Кемеровский филиал).*
16. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «МТС» о взыскании задолженности в сумме 3 399 387, 01 руб. На рассмотрении. (Кемеровский филиал).*
17. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Связь-Сервис» о взыскании задолженности в сумме 1 593 000 руб. На рассмотрении. (Кемеровский филиал).*
18. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Кузбасская сотовая связь» о взыскании задолженности в сумме 5 183 550, 86 руб. На рассмотрении. (Кемеровский филиал).*
19. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Связь-Сервис» о взыскании неосновательного обогащения в размере 5 381 653 руб. Судом вынесено решение о взыскании 127 922,14 руб., в остальной части задолженности отказано. 02.03.2006г. судом вынесено определение о приостановлении производства по делу на сумму 4 760 498, 98 руб. 02.06.2006г. постановлением апелляционной инстанции решение оставлено без изменений, апелляционная жалоба – без удовлетворения. 02.08.2006г. вынесено определение о возобновлении производства по делу в размере 4 760 498, 98 руб. Постановлением кассационной инстанции от 31.10.2006г. решение суда в части отказа в оплате точек подключения отменено. Дело в этой части передано на новое рассмотрение. 14.02.2007г. дело по взысканию задолженности за услуги по обслуживанию точек подключения в сумме 526 284 руб. было рассмотрено судом и вынесено решение об удовлетворении требований. 18.01.2007г. судом вынесено решение произвести зачет встречных однородных исковых требований сторон на сумму 3 866 920, 75 руб. ОАО «Сибирьтелеком» подана апелляционная жалоба. 16.03.2007г. Постановлением апелляционной инстанции решение оставлено без изменения, а апелляционная жалоба без удовлетворения. Подана кассационная жалоба. 28.06.2007г. дело направлено на новое рассмотрение. (Кемеровский филиал).*
20. *Судебный процесс по иску ЗАО «Связь-Сервис» к ОАО «Сибирьтелеком» - встречное исковое заявление о взыскании неосновательного обогащения на сумму 6 339 425, 34 руб. И судебный процесс по иску ЗАО «Связь-Сервис» к ОАО «Сибирьтелеком» - встречное исковое заявление о взыскании неосновательного обогащения на сумму 1 311 902, 75 руб. Решением суда от 18.01.2007г. с ОАО «Сибирьтелеком» взыскано 2 472 504, 60 руб. Со стороны ЗАО «Связь – Сервис» подана апелляционная жалоба. Постановлением апелляционной инстанции от 16.03.2007г. решение оставлено без изменения, а апелляционная жалоба без удовлетворения. Поданы кассационные жалобы. Дела направлены на новое рассмотрение. (Кемеровский филиал).*
21. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «УПТС» о взыскании задолженности в сумме 1 394 146, 40 руб. На рассмотрении. (Кемеровский филиал).*
22. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Новокузнецкий металлургический комбинат» о взыскании задолженности в сумме 2 574 712, 80 руб. На рассмотрении. (Кемеровский филиал).*

23. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Южкузбассуголь» о взыскании задолженности в сумме 7 276 798, 08 руб. На рассмотрении. (Кемеровский филиал).*
24. *Судебный процесс по иску Кукишева В.А. к ОАО «Сибирьтелеком» о компенсации морального вреда на сумму 5 000 000 руб. Решением суда от 28.06.2007г. взыскано 600 000 руб. Планируется обжалование. (Томский филиал).*
25. *Судебный процесс по иску ФГУП «РТРС» к ОАО «Сибирьтелеком» о взыскании неосновательного обогащения в сумме 7 594 457, 52 руб. На рассмотрении. (Томский филиал).*
26. *Судебный процесс по иску ОАО «Сибирьтелеком» к ФГУП «РТРС» о взыскании неосновательного обогащения в сумме 7 027 484, 74 руб. На рассмотрении. (Томский филиал).*

Риск неблагоприятного решения по указанным процессам незначителен.

Риски, связанные с отсутствием возможности продлить действие лицензии эмитента на ведение определенного вида деятельности либо на использование объектов, нахождение которых в обороте ограничено (включая природные ресурсы):

Эмитент не имеет абсолютных гарантий в том, что по истечении срока действия лицензии будут продлены и не последует увеличения обязательств и/или уменьшения прав по условиям продленных лицензий, что будет связано с увеличением расходов и, возможно, ограничением в зоне предоставления услуг связи. Если Эмитент не сможет продлить действующие лицензии или получить обновленные лицензии на сопоставимых с текущими условиями, он будет вынужден сократить объем предоставляемых услуг, что повлечет снижение числа абонентов.

В то же время, Эмитент предпринимает все необходимые действия для того, чтобы полностью соответствовать лицензионным требованиям, поэтому прогноз относительно продления срока действия лицензий Эмитента на ведение определенных видов деятельности, положительный, и риски, связанные с отсутствием возможности продлить действие лицензии Эмитента, оцениваются как минимальные.

Риски, связанные с возможной ответственностью эмитента по долгам третьих лиц, в том числе дочерних обществ эмитента:

На настоящий момент действуют следующие обязательства Эмитента по договорам поручительства:

- ***за ОАО «РТК-ЛИЗИНГ» перед ОАО «АК Сбербанк России» составляют сумму 328 766 885, 67 руб.;***
- ***за ЗАО «СтэК Джи Эс Эм» перед ОАО «УРАЛСИБ» составляют сумму 56 129 305, 67 руб.;***
- ***за ЗАО «ЛизингПоинт» перед ОАО «Внешторгбанк» составляют сумму 23 040 087, 56 руб.***

В случае неисполнения или ненадлежащего исполнения вышеперечисленными должниками обеспеченных поручительством Эмитента обязательств Эмитент несет солидарную ответственность перед их кредиторами.

Руководство Эмитента не ожидает возникновения каких-либо существенных обязательств в связи с этими поручительствами.

Риски, связанные с возможностью потери потребителей, на оборот с которыми приходится не менее чем 10 процентов общей выручки от продажи продукции (работ, услуг) эмитента:

Риски, связанные с возможностью потери потребителей, на оборот с которыми приходится не менее чем 10 процентов общей выручки от продажи (работ, услуг) эмитента отсутствуют, так как Эмитент не имеет указанных потребителей.

III. Подробная информация об эмитенте.

3.1. История создания и развитие эмитента.

3.1.1. Данные о фирменном наименовании эмитента.

Полное фирменное наименование эмитента:
Открытое акционерное общество "Сибирьтелеком"
Полное фирменное наименование эмитента на английском языке:
Open Joint-Stock Company Sibirtelecom

Сокращенное фирменное наименование эмитента: ***ОАО "Сибирьтелеком"***
Сокращенное фирменное наименование эмитента на английском языке: ***OJSC Sibirtelecom***

Поскольку полное и сокращенное наименование Эмитента содержит указание на его род деятельности в качестве телекоммуникационной компании (-«телеком»), то в этом заключается его сходство с наименованиями иных телекоммуникационных компаний.

Свою деятельность ОАО "Сибирьтелеком" осуществляет под товарным знаком (знаком обслуживания), зарегистрированным Российским агентством по патентам и товарным знакам (свидетельство № 246828 от 23 мая 2003 года), на основании Закона Российской Федерации "О товарных знаках, знаках обслуживания и наименованиях мест происхождения товаров". Регистрация товарного знака действует на всей территории Российской Федерации с 15 октября 2002 года в течение 10 лет.

Сведения об изменениях в наименовании и организационно-правовой форме эмитента в течение времени существования эмитента:

1. Полное фирменное наименование: ***Акционерное общество открытого типа "Электросвязь" Новосибирской области***
   Сокращенное фирменное наименование: ***АООТ "Электросвязь" НСО***
   Организационно-правовая форма: ***акционерное общество открытого типа***
   Введено: ***30.05.1994***
   Основания введения наименования: ***Распоряжение Комитета по управлению государственным имуществом при администрации Новосибирской области № 586-р от 23.05.1994 г.***
2. Полное фирменное наименование: ***Открытое акционерное общество "Электросвязь" Новосибирской области***
   Сокращенное фирменное наименование: ***АО "Электросвязь" НСО***
   Организационно-правовая форма: ***открытое акционерное общество***
   Введено: ***13.06.1996***
   Основания изменения предыдущего наименования: ***Решение годового общего собрания акционеров (Протокол №1 от 17.05.1996 г.), принятое в соответствии со вступлением в силу требований российского законодательства об организационно-правовых формах хозяйственных обществ.***
3. Полное фирменное наименование: ***Открытое акционерное общество "Сибирьтелеком"***
   Сокращенное фирменное наименование: ***ОАО "Сибирьтелеком"***
   Организационно-правовая форма: ***открытое акционерное общество***
   Введено: ***26.12.2001***
   Основания изменения предыдущего наименования: ***Решение внеочередного общего собрания акционеров (Протокол №2 от 21.12.2001 г.) о реорганизации Эмитента.***

3.1.2. Сведения о государственной регистрации эмитента.

Дата государственной регистрации эмитента: ***30.05.1994***
Номер свидетельства о государственной регистрации: ***ГР 1161***

Орган, осуществивший государственную регистрацию: ***Новосибирская регистрационная палата***
В соответствии с Федеральным законом "О государственной регистрации юридических лиц", 23 июля 2002г. ИМНС России по Железнодорожному району г. Новосибирска Новосибирской области внесена запись в ЕГРЮЛ о юридическом лице, зарегистрированном до 1 июля 2002г., 30 ноября 2002г. ИМНС России по Железнодорожному району г. Новосибирска Новосибирской области внесена запись в ЕГРЮЛ о государственной регистрации изменений, вносимых в учредительные документы юридического лица.
Основной государственный регистрационный номер - ***1025403189778***

3.1.3. Сведения о создании и развитии эмитента.

Срок существования эмитента с даты его государственной регистрации:
Эмитент был зарегистрирован в качестве юридического лица в мае 1994 года и существует более 12 лет.
Эмитент создан на неопределенный срок.

Краткое описание истории создания и развития эмитента:

До 1991 года услуги телефонной связи в г. Новосибирске и области представляло государственное предприятие Новосибирское областное производственно-техническое управление связи (официальное сокращенное наименование - НОПТУС).

5 января 1991 года Министерство по связи, информатике и космосу Российской Федерации издало приказ № 35 «О создании государственного предприятия связи и информатики «Россвязьинформ» Новосибирской области Министерства РСФСР по связи, информатике и космосу». В соответствии с этим приказом, с 1 апреля 1991 года НОПТУС ликвидировалось, и на его базе было создано Государственное предприятие связи и информатики «Россвязьинформ» Новосибирской области (официальное сокращенное наименование ГПСИ «Россвязьинформ» НСО), с передачей последнему всей сети НОПТУС.

В процессе приватизации предприятие было разделено на две компании: АО «НГТС», предоставляющее услуги местной связи в г. Новосибирске и АО «Электросвязь» НСО, предоставляющее услуги местной связи на территории области кроме г. Новосибирска, а также все остальные услуги связи на территории области.

17 мая 1994 года конференция трудового коллектива ГПСИ «Россвязьинформ» НСО приняла постановление о преобразовании ГПСИ «Россвязьинформ» НСО в акционерное общество открытого типа «Электросвязь» Новосибирской области (официальное сокращенное наименование АООТ «Электросвязь» НСО), был выбран первый вариант льгот.

АООТ «Электросвязь» НСО стало правопреемником ГПСИ «Россвязьинформ» НСО в части обязательств по электрической связи (местная телефонная связь городскому и сельскому населению, междугородная телефонная связь, проводное радиовещание, телеграфная связь). 23 мая 1994 года Комитет по управлению государственным имуществом при администрации Новосибирской области издал распоряжение № 586-р, в соответствии с которым было принято решение об учреждении АООТ "Электросвязь" НСО путем преобразования ГПСИ "Россвязьинформ" НСО.

30 мая 1994 года Постановлением Мэрии города Новосибирска № 667 был зарегистрирован Устав Акционерного общества открытого типа "Электросвязь" Новосибирской области.

В 2000 году Правительство РФ инициировало процесс реорганизации отрасли электросвязи России. Предполагалось на основе существующих 88 региональных компаний электросвязи создать семь крупных межрегиональных компаний в рамках федеральных округов.
ОАО "Связьинвест" - представитель государства и крупнейший акционер региональных операторов принял решение о целесообразности проведения такой реорганизации в форме присоединения действующих на территории каждого округа региональных операторов к наиболее крупной и экономически развитой компании данного округа.
В результате реорганизации холдинга региональные операторы объединены в семь крупных межрегиональных компаний:

- ОАО "Центральная Телекоммуникационная Компания";
- ОАО "Северо-Западный Телеком";
- ОАО "ВолгаТелеком";
- ОАО "Южная Телекоммуникационная Компания";
- ОАО "Уралсвязьинформ";
- ОАО "Сибирьтелеком";
- ОАО "Дальневосточная компания электросвязи".

В Сибирском федеральном округе в качестве базовой компании избрано ОАО «Сибирьтелеком», которая объединила 11 региональных компаний Сибирского региона.

В июне 2000 года на годовых общих собраниях акционеров АО "Электросвязь" Новосибирской области и ОАО "Новосибирская городская телефонная сеть" было принято решение о реорганизации компаний в форме присоединения ОАО "НГТС" к АО "Электросвязь" НСО. В соответствии с принятым решением 29 декабря 2000 года ОАО "НГТС" исключено из городского реестра и вошло в состав АО "Электросвязь" НСО как филиал "Городская электросвязь".

На внеочередном общем собрании акционеров, которое состоялось 21 декабря 2001 года (протокол № 2) принято решение о реорганизации открытого акционерного общества «Электросвязь» Новосибирской области в форме присоединения к Обществу:

- Открытого акционерного общества "Электросвязь" Республики Алтай,
- Открытого акционерного общества "Электросвязь" Республики Бурятия,
- Открытого акционерного общества "Электрическая связь Республики Хакасия",
- Открытого акционерного общества "Электросвязь" Красноярского края,
- Открытого акционерного общества "Электросвязь" Иркутской области,
- Открытого акционерного общества "Электросвязь" Кемеровской области,
- Открытого акционерного общества "Электрическая связь" Омской области,
- Открытого акционерного общества "Электросвязь" Читинской области,
- Открытого акционерного общества "Алтайская телефонно-телеграфная компания",
- Открытого акционерного общества "Томсктелеком";

и о переименовании Открытого акционерного общества «Электросвязь» Новосибирской области в Открытое акционерное общество «Сибирьтелеком» (ОАО «Сибирьтелеком»).

Изменения в Устав зарегистрированы Новосибирской городской регистрационной палатой 26.12.2001 г.

30 ноября 2002 года внесена запись в Единый государственный реестр юридических лиц в связи с прекращением деятельности присоединяемых к Эмитенту компаний, в соответствии с Договором о присоединении ОАО «Сибирьтелеком» стало их правопреемником.

4 марта 2003 года состоялось совместное внеочередное общее собрание акционеров ОАО "Сибирьтелеком", которое стало заключительным этапом присоединения компаний.

Цели создания эмитента:
Целью Эмитента является извлечение прибыли.
Основными целями объединения стали:

- *создание в Сибири телекоммуникационной сети, позволяющей оказывать услуги на уровне мировых стандартов;*
- *повышение эффективности деятельности за счет сокращения текущих расходов, а также концентрации ресурсов на наиболее экономически эффективных проектах;*
- *улучшение качества управления;*
- *повышение конкурентоспособности за счет соединения финансовых, маркетинговых и технических возможностей.*

Названные цели являются долгосрочными. Их реализации будет способствовать осуществление проектов межрегионального значения, которые инициированы региональными компаниями Сибири, такие как справочно-информационные услуги на базе компьютерной телефонии

(Кемерово), Интернет+ (Новосибирск), мультисервисная мультипротокольная сеть (Иркутск, Новосибирск).
Объединенная компания ОАО "Сибирьтелеком" - это крупнейший оператор телекоммуникационных услуг в Сибирском федеральном округе. Компания действует на территории около 4 944,3 тыс. кв.км с численностью населения порядка 20 900,1 тысяч человек (из них 14 713,7 тыс. городское население). Несомненным преимуществом компании является обширная инфраструктура сетей, возможность комплексного предоставления услуг по всей территории обслуживания.

Миссия эмитента:
Миссия ОАО "Сибирьтелеком" - быть лидирующим оператором связи в Сибирском регионе. Основа деятельности Эмитента - это совмещение передовых производственных технологий и продуманной маркетинговой политики для предоставления широкого выбора качественных телекоммуникационных услуг для всех категорий пользователей.

3.1.4. Контактная информация.

Информация о специальном подразделении эмитента по работе с акционерами и инвесторами эмитента:
Место нахождения: ***Россия, г. Новосибирск, ул. М. Горького,53***
Место нахождения постоянно действующего исполнительного органа: ***Россия, г. Новосибирск, ул. М. Горького,53***
Тел.: ***(383) 2-191-106; 2-191-169***
Факс: ***(383) 223-54-45***
Отдел ценных бумаг и работы с акционерами: ***(383) 2-191-195***
Адрес электронной почты: ***bannikova@sibirtelecom.ru***
Отдел связей с инвесторами: ***(383) 2-191-197***
Адрес электронной почты: ***shipitsin@sibirtelecom.ru***
Адрес страницы в сети Интернет: ***www.sibirtelecom.ru***

3.1.5. Идентификационный номер налогоплательщика.

ИНН – 5407127828

3.1.6. Филиалы и представительства эмитента.

Наименование: ***Алтайский филиал***
Место нахождения: ***РФ, г. Барнаул, ул. Интернациональная, 74***
Руководитель: ***Терентьев Юрий Александрович***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***31.12.2007***

Наименование: ***Бурятский филиал***
Место нахождения: ***РФ, Республика Бурятия, г. Улан-Удэ, ул. Ленина, 42***
Руководитель: ***Здаров Андрей Валентинович***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***31.12.2007***

Наименование: ***Горно-Алтайский филиал***
Место нахождения: ***РФ, Республика Алтай, г. Горно-Алтайск, ул. Чорос-Гуркина, 51/1***
Руководитель: ***Устинов Валерий Петрович***
Дата открытия: ***10.04.2002***

Срок действия доверенности: ***31.12.2007***

Наименование: ***Иркутский филиал***
Место нахождения: ***РФ, г. Иркутск, ул. Свердлова, 37***
Руководитель: ***Ширшов Олег Петрович***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***25.12.2007***

Наименование: ***Кемеровский филиал***
Место нахождения: ***РФ, г. Кемерово, проспект Советский, 61***
Руководитель: ***Куприянов Юрий Геннадьевич***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***31.12.2007***

Наименование: ***Красноярский филиал***
Место нахождения: ***РФ, г. Красноярск, проспект Мира, 102***
Руководитель: ***Гришко Николай Александрович***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***31.12.2007***

Наименование: ***Новосибирский филиал***
Место нахождения: ***РФ, г. Новосибирск, ул. Ленина, 5***
Руководитель: ***Михайлов Михаил Григорьевич***
Дата открытия: ***14.05.2002***
Срок действия доверенности: ***31.12.2007***

Наименование: ***Омский филиал***
Место нахождения: ***РФ, г. Омск, ул. Гагарина, 36***
Руководитель: ***Суконцев Алексей Сергеевич***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***31.12.2007***

Наименование: ***Томский филиал***
Место нахождения: ***РФ, г. Томск, пр. Фрунзе, 83а***
Руководитель: ***Попов Виталий Федорович***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***31.12.2007***

Наименование: ***Хакасский филиал***
Место нахождения: ***РФ, Республика Хакасия, г. Абакан, ул. Щетинкина, 20***
Руководитель: ***Иванов Евгений Владимирович***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***31.12.2007***

Наименование: ***Читинский филиал***
Место нахождения: ***РФ, г. Чита, ул. Ленина, 107***
Руководитель: ***Алексеев Валерий Петрович***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***31.12.2007***

Наименование: ***Представительство в г. Москве***
Место нахождения: ***РФ, г. Москва, Плотников переулок, 3***

Руководитель: *Букашкина Зоя Михайловна (*Заместитель директора представительства)
Дата открытия: ***24.05.2005***

3.2. Основная хозяйственная деятельность эмитента.

3.2.1. Отраслевая принадлежность эмитента.

Наименование	Код по ОКВЭД
Деятельность в области телефонной связи	64.20.11
Деятельность в области документальной связи	64.20.12
Деятельность в области передачи (трансляции) и распределения программ телевидения	64.20.21
Деятельность в области передачи (трансляции) и распределения программ звукового радиовещания	64.20.22
Прочая деятельность в области электросвязи	64.20.3

3.2.2. Основная хозяйственная деятельность эмитента.

Основные виды хозяйственной деятельности (виды деятельности, виды продукции (работ, услуг)), обеспечившие не менее чем 10 процентов выручки (доходов) эмитента за каждый из отчетных периодов:
Вид хозяйственной деятельности: ***предоставление услуг электросвязи в Сибирском федеральном округе.***

Наименование показателя	2 кв. 2007г.
Объем выручки от продажи продукции всего (работ, услуг), тыс. руб.	6 529 893
в том числе: объем выручки от предоставления услуг связи, тыс. руб.	6 246 201
доля в общем объеме выручки, %	95,7

Изменения размера доходов эмитента от основной хозяйственной деятельности на 10 и более процентов по сравнению с соответствующим отчетным периодом предшествующего года, а также причины таких изменений:

В целом за 2 квартал 2007 года объем доходов от основной деятельности вырос на 22,1% (или на 1132 млн. рублей) по сравнению с соответствующим отчетным периодом прошлого года, что обусловлено как увеличением объёмов предоставляемых услуг связи, так и тарифным фактором и изменениями в законодательной базе.
Абонентская база фиксированной связи с 01.07.2006 года увеличилась на 117,7 тыс. пользователей или на 2,9% и достигла 4 232 тыс. пользователей на 30.06.2007 года. Количество абонентов сотовой связи на конец 2 квартала 2007 года составило более 466,1 тыс. абонентов (рост к 01.07.2006 году на 45,2%). На 01.07.2007 количество портов ШПД составило 107 тыс. шт.
С 1 февраля 2007 года введены в действие новые тарифные планы по местной телефонной связи.
Введение с 1 июля 2006 года в действие принципа «платит звонящая сторона» способствовало росту исходящего платного внутризонового трафика во 2 квартале 2007 года в 2 раза и, следовательно, возникновению дополнительных доходов Общества от

предоставления внутризоновых соединений с фиксированного телефона на мобильный в пределах одного поселения.
Последнее обстоятельство оказало наибольшее влияние на увеличение объёма доходов от основной хозяйственной деятельности во 2 квартале 2007 года по сравнению с аналогичным периодом прошлого года.

Эмитент ведет свою основную хозяйственную деятельность на территории России.

Сезонный характер деятельности.
Сезонный характер основной хозяйственной деятельности Эмитента отсутствует.

Общая структура себестоимости эмитента:

Наименование статьи затрат	2 кв. 2007г.
Сырье и материалы, %	4,7
Приобретенные комплектующие изделия, полуфабрикаты, %	-
Работы и услуги производственного характера, выполненные сторонними организациями, %	-
Топливо, %	1,3
Энергия, %	1,9
Затраты на оплату труда, %	34,8
Проценты по кредитам, %	-
Арендная плата, %	2,3
Отчисления на социальные нужды, %	8,0
Амортизация основных средств, %	16,0
Налоги, включаемые в себестоимость продукции, %	0,2
Прочие затраты (пояснить), %	30,8
амортизация по нематериальным активам, %	
вознаграждения за рационализаторские предложения, %	
обязательные страховые платежи, %	0,5
представительские расходы, %	
иное, %	30,3
Итого: затраты на производство и продажу продукции (работ, услуг) (себестоимость), %	100
Справочно: выручка от продажи продукции (работ, услуг), % к себестоимости	130,3

Имеющие существенное значение новые виды продукции (работ, услуг), предлагаемые эмитентом на рынке его основной деятельности (в той степени, насколько это соответствует общедоступной информации о таких видах продукции (работ, услуг):
В последнее время Общество усиленно развивает одно из наиболее перспективных направлений современного телекоммуникационного бизнеса - предоставление услуг (Интернет, передача данных, IP-TV) по выделенному доступу на основе технологии xDSL.

Состояние разработки таких видов продукции (работ, услуг):
По итогам 2 квартала 2007 года количество абонентов xDSL достигло 107 тыс., что в 4 раза больше по сравнению со 2 кварталом 2006 года.

Стандарты (правила), в соответствии с которыми подготовлена бухгалтерская отчетность и произведены расчеты, отраженные в настоящем пункте:
Бухгалтерская отчетность Организации составляется в соответствии с Федеральным Законом от 21.11.96 №129-ФЗ "О бухгалтерском учете" и другими нормативными актами Российской Федерации, регламентирующими ведение бухгалтерского учета и отчетности.

3.2.3. Материалы, товары (сырье) и поставщики эмитента.

Информацию о поставщиках эмитента, на долю которых приходится 10 и более процентов всех поставок товарно-материальных ценностей, с указанием их доли в общем объеме поставок за 2 квартал 2007 год.

на 30.06.2007г.:

Название фирмы	Доля в общем объеме по поставкам оборудования, %	Тип оборудования	Место нахождения
ООО "Дженерал ДейтаКомм"	14,47	Поставка аккумуляторов, кроссового оборудования, систем передач PDH	РФ 191119 г. Санкт-Петербург, Набарежная Обводного канала, 93а
ООО "ТехноСерв АС"	31,48	Поставка кроссового оборудования, систем передач PDH, МС-240, Si-2000, cisco, xDSL.	РФ 109052, г. Москва, ул. Смирновская, д.10, стр. 3
ЗАО «ИскрУралТЕЛ»	10,5	Дополнительное оборудование Si-2000	РФ 620137, г. Екатеринбург, ул. Комвузовская, 9а

Информация об изменении цен на основное сырье (материалы):
По сравнению со 2 кварталом 2006 года стоимость кабельной продукции с медными жилами возросла в среднем на 26,6%, стоимость оптического кабеля в среднем увеличилась на 23%. Увеличение цен на оборудование не произошло, так как оборудование поставлено по договорам, заключённым в 2006 году.

Доля импорта в поставках эмитента:
Импорта в поставках Эмитента не было.

Прогнозы в отношении доступности перечисленных выше источников товарно-материальных ценностей в будущем: ***для продления договоров с поставщиками прогноз благоприятный, однако, в случае необходимости эмитент готов осуществить поиск возможных альтернативных источников.***

3.2.4. Рынки сбыта продукции (работ, услуг) эмитента.

Основные рынки, на которых эмитент осуществляет свою деятельность:
Эмитент осуществляет свою деятельность в качестве оператора связи на территории Сибирского федерального округа. Потребителями предоставляемых Эмитентом услуг связи являются физические и юридические лица, проживающие или имеющие место нахождения в указанном регионе.
Тенденции развития рынка связи, на котором осуществляет свою деятельность Эмитент, следующие:

- ***Местная телефония:***

Эмитент является лидером рынка местной телефонной связи. Рыночные исследования показывают, что существует еще неудовлетворенный спрос на базовые услуги – например, резервом является увеличение строительства жилья в СФО до 109,1 тыс. квартир. Планируется продолжать политику снижения тарифов на доступ к телефонной сети в зависимости от платежеспособного спроса в том или ином населенном пункте.
По итогам деятельности во 2 квартале 2007 года эмитент сохранил лидирующее положение на рынке услуг местной телефонной связи.

- ***Внутризоновая связь:***

С 1 января 2006 года на основании Закона "О связи" услуги международной и междугородной телефонной связи оказывают операторы, получившие соответствующие лицензии (Ростелеком, МТТ и пр.). Эмитент в результате данных изменений является оператором внутризоновой связи в пределах регионов Сибирского федерального округа и основным игроком на данном рынке.

- ***Интернет:***

Основные тенденции на рынке Интернет - это постепенный отказ предприятий и определенной части населения от услуг коммутируемого доступа и переход на более быстрый и качественный выделенный доступ. Для основной части населения интересной и доступной по цене услугой эмитента является широкополосный доступ по технологии xDSL, предоставляемый под торговой

маркой «Webstream», что подтверждает факт преодоления рубежа в 100000 абонентов, пользующихся этой услугой.

- *Мобильная связь:*

Рынок мобильной связи является самым динамичным и быстро развивающимся из телекоммуникационных рынков. Рост рынка в сибирском регионе опережает общероссийский. Эмитент присутствует на рынке мобильной связи Республики Бурятия и Томской области, а также развивает данный бизнес через дочерние компании «Байкалвестком» (Иркутская область), «Енисейтелеком» (Красноярский край, Республика Хакасия), «СТЭК Джи ЭС Эм» (Кемеровская область) и «Алтайсвязь» (Алтайский край). На рынке мобильной связи эмитент конкурирует с национальными операторами (операторы «большой тройки»: МТС, Билайн, Мегафон).

Возможные факторы, которые могут негативно повлиять на сбыт эмитентом его продукции (работ, услуг) и возможные действия эмитента по уменьшению такого влияния:

На сбыт Эмитентом его продукции (работ, услуг) могут негативно повлиять следующие факторы:

- рост числа конкурирующих компаний на рынке услуг местной телефонной связи;

- усиление конкуренции на рынке услуг Интернет и Передачи Данных;

- постепенное замещение услуг местной телефонной сети услугами мобильных сетей;

- недостаточная доля активных продаж в общем объёме и недостаточные усилия по продвижению услуг.

Действия Эмитента по уменьшению такого влияния:

- использование имеющихся собственных сетевых ресурсов как основы для предоставления всех видов услуг;

- возможность оперативного развертывания большого числа новых сервисов на базе существующей инфраструктуры сети;

- проведение единой маркетинговой политики в рамках региона;

- использование в случае необходимости возможности перераспределения финансовых ресурсов;

- проведение политики по поддержанию высокой квалификации кадров;

- создание и поддержание имиджа надежного оператора;

- присутствие во всех регионах Сибирского федерального округа;

- внедрение новых услуг на базе существующей инфраструктуры;

- использование возможности гибкого тарифного регулирования.

3.2.5. Сведения о наличии у эмитента лицензий

1. Номер: ***ГС-6-54-01-27-0-5407127828-000999-1***
   Дата выдачи: ***21.11.2002***
   Срок действия: ***до 21.11.2007***
   Орган, выдавший лицензию: ***Госкомитет РФ по строительству и жилищно-коммунальному комплексу***
   Виды деятельности: ***строительство зданий и сооружений 1 и 2 уровней ответственности в соответствии с государственным стандартом***
   Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

2. Номер: ***ГС -6-54-01-26-0-5407127828-001002-1***
   Дата выдачи: ***21.11.2002***
   Срок действия: ***до 21.11.2007***
   Орган, выдавший лицензию: ***Госкомитет РФ по строительству и жилищно-коммунальному комплексу***
   Виды деятельности: ***проектирование зданий и сооружений 1 и 2 уровней ответственности в соответствии с государственным стандартом***
   Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

3. Номер: ***БАР 00093***
   Дата выдачи: ***31.10.2002***
   Срок действия: ***до 01.10.2009***
   Орган, выдавший лицензию: ***Комитет по охране окружающей среды по Алтайскому краю***
   Виды деятельности: ***водопользование (на территории Алтайского края)***
   Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

4. Номер: ***1/00612***
   Дата выдачи: ***15.12.2002***
   Срок действия: ***до 15.12.2007***
   Орган, выдавший лицензию: ***Главное управление Государственной противопожарной службы***
   Виды деятельности: ***деятельность по предупреждению и тушению пожаров***
   Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

5. Номер: ***2/01092***
   Дата выдачи: ***15.12.2002***
   Срок действия: ***до 15.12.2007***
   Орган, выдавший лицензию: ***Главное управление Государственной противопожарной службы***
   Виды деятельности: ***производство работ по монтажу, ремонту и обслуживанию средств обеспечения пожарной безопасности зданий и сооружений***
   Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

6. Номер: ***22-01-000542***
   Дата выдачи: ***04.05.2007***
   Срок действия: ***до 04.05.2012***
   Орган, выдавший лицензию: ***Федеральная служба по надзору в сфере здравоохранения и социального развития***
   Виды деятельности: ***осуществление медицинской деятельности (на территории Алтайского края)***
   Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

7. Номер: ***А № 012571 рег. № 507***
   Дата выдачи: ***23.03.2004***
   Срок действия: ***до 22.03.2009***
   Орган, выдавший лицензию: ***Управление науки, высшего, среднего профессионального образования и технологий Администрации НСО***
   Виды деятельности: ***осуществление образовательной деятельности (Новосибирская область)***
   Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

8. Номер: ***РХ-МН Г 839890 рег. № 00079/10/03***
   Дата выдачи: ***21.10.2003***
   Срок действия: ***до 21.10.2008***
   Орган, выдавший лицензию: ***Министерство здравоохранения Республики Хакасия***
   Виды деятельности: ***работы и услуги по предрейсовым медицинским осмотрам водителей транспортных средств***
   Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

9. Номер: ***Б 325263 рег. № 771***
   Дата выдачи: ***05.03.2004***
   Срок действия: ***до 05.03.2009***
   Орган, выдавший лицензию: ***Управление ФСБ России по Новосибирской области***
   Виды деятельности: ***осуществление работ с использованием сведений, составляющих государственную тайну***
   Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

10. Номер: *22 А № 042366*
Дата выдачи: *20.10.1997*
Срок действия: *до 20.10.2021*
Орган, выдавший лицензию: *Федеральная служба лесного хозяйства России*
Виды деятельности: *пользование лесным фондом в культурно-оздоровительных, туристических и спортивных целях*
Прогноз эмитента относительно вероятности продления лицензии: *положительный*

11. Номер: *Б 341931 № 014М*
Дата выдачи: *25.07.2005*
Срок действия: *до 05.03.2009*
Орган, выдавший лицензию: *Управление ФСБ России по Новосибирской области*
Виды деятельности: *осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны*
Прогноз эмитента относительно вероятности продления лицензии: *положительный*

12. Номер: *2230*
Дата выдачи: *27.07.2005*
Срок действия: *до 21.07.2010*
Орган, выдавший лицензию: *Главное управление общего и профессионального образования Администрации Иркутской области*
Виды деятельности: *образовательная деятельность по образовательным программам*
Прогноз эмитента относительно вероятности продления лицензии: *положительный*

Сведения о лицензиях на предоставление услуг связи Эмитента указаны в пункте 3.2.10. настоящего раздела Ежеквартального отчета, устанавливающего дополнительные требования к эмитентам, основной деятельностью которых является оказание услуг связи.

3.2.6. Совместная деятельность эмитента.

Во 2 квартале 2007г. Эмитент не вел совместной деятельности.

3.2.7. Дополнительные требования к эмитентам, являющимся акционерными инвестиционными фондами, страховыми или кредитными организациями, ипотечными агентами

Эмитент не является акционерным инвестиционным фондом или страховой организацией.

3.2.8. Дополнительные требования к эмитентам, чьей основной деятельностью является добыча полезных ископаемых

Эмитент не осуществляет добычу полезных ископаемых.
Дочерние (зависимые) общества Эмитента, ведущие деятельность по добыче полезных ископаемых, отсутствуют.

3.2.9. Дополнительные требования к эмитентам, основной деятельностью которых является оказание услуг связи.

а) Лицензии на предоставление услуг связи.

1. Условия осуществления деятельности в соответствии с лицензией № 23236:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги местной и внутризоновой телефонной связи сети связи общего пользования, а также телефонной связи с использованием технических средств интеллектуальной сети связи на территории следующих республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край, Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область.

Лицензиат обязан предоставлять пользователям своей сети доступ к услугам междугородной и международной телефонной связи сети связи общего пользования.

Предоставление услуг междугородной и международной телефонной связи осуществляется с использованием технических средств лицензиата по сети связи общего пользования через АМТС соответствующей географической зоны нумерации по договорам с оператором междугородной и международной сети связи общего пользования Российской Федерации ОАО "Ростелеком".

Предоставление услуг внутризоновой телефонной связи допускается по сети связи лицензиата (внутри кода зоны географической нумерации АВС), если и вызывающий и вызываемый пользователи являются пользователями сети лицензиата или пользователями сети, имеющей присоединение только к сети лицензиата.

Предоставление услуг местной и внутризоновой связи, согласно данной лицензии, с использованием радиорелейных систем передачи допускается после получения разрешения на использование рабочих частот в соответствии с отраслевыми нормативными документами.

Допускается применение на абонентском участке радиоудлинителей и оборудования радиодоступа при наличии необходимого частотного ресурса, выделенного установленным порядком государственной радиочастотной службой при Министерстве Российской Федерации по связи и информатизации.

Дата выдачи: ***04.10.2002***

Срок действия лицензии: ***до 04.10.2012***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

2. Условия осуществления деятельности в соответствии с лицензией № 23237:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги местной, междугородной и международной телефонной связи сети связи общего пользования на территории следующих республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край, Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область с использованием сети переговорных пунктов и сети таксофонов, создаваемой лицензиатом.

Таксофоны и переговорные пункты лицензиата включаются в местные телефонные сети на уровне абонентских установок.

Лицензиат имеет право использовать каналы связи и физические цепи сети связи других операторов на возмездной основе в соответствии с Гражданским кодексом.

Дата выдачи: ***28.11.2002***

Срок действия лицензии: ***до 28.11.2007***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***Общая монтированная емкость сети связи лицензиата - не менее 14681 таксофонов и 3109 переговорных пунктов, в том числе:***

- ***на территории Республики Алтай - не менее 66 таксофонов и не менее 94 переговорных пунктов;***
- ***на территории Республики Бурятия - не менее 739 таксофонов и не менее 28 переговорных пунктов;***
- ***на территории Республики Хакасия - не менее 493 таксофонов и не менее 21 переговорного пункта;***
- ***на территории Алтайского края - не менее 750 таксофонов и не менее 921 переговорного пункта;***
- ***на территории Красноярского края - не менее 1750 таксофонов и не менее 300 переговорных пунктов;***
- ***на территории Иркутской области - не менее 2012 таксофонов и не менее 296 переговорных пунктов;***
- ***на территории Кемеровской области - не менее 3095 таксофонов и не менее 188 переговорных пунктов;***
- ***на территории Новосибирской области - не менее 2599 таксофонов и не менее 676 переговорных пунктов;***
- ***на территории Омской области - не менее 1677 таксофонов и не менее 60 переговорных пунктов;***
- ***на территории Томской области - не менее 959 таксофонов и не менее 150 переговорных пунктов;***
- ***на территории Читинской области - не менее 541 таксофонов и не менее 375 переговорных пунктов.***

Срок исполнения указанных обязательств: ***в течение всего срока действия лицензии.***

Степень выполнения эмитентом указанных обязательств: ***выполняются в полном объеме.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

3. Условия осуществления деятельности в соответствии с лицензией № 23228:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги передачи данных сети связи общего пользования на территории следующих субъектов Российской Федерации: Республика Алтай, Республика Хакасия, Республика Бурятия, Алтайский край, Красноярский край, Омская область, Новосибирская область, Иркутская область, Кемеровская область, Томская область, Читинская область.

Предоставление услуг передачи данных осуществляется с использованием сети передачи данных лицензиата.

Лицензиат имеет право на подключение оборудования передачи данных к телефонной сети связи общего пользования, к используемой в коммерческих целях части сети "Искра" и к телеграфной сети АТ/Телекс, а также на использование каналов связи и физических цепей сети связи общего пользования.

Подключение оборудования передачи данных лицензиата к телефонной сети связи общего пользования, к используемой в коммерческих целях части сети "Искра" и к телеграфной сети АТ/Телекс осуществляется только на правах абонентских установок.

Дата выдачи: ***01.08.2002***

Срок действия лицензии: ***до 01.08.2007***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: *Монтированная абонентская емкость сети лицензиата должна обеспечивать возможность подключения к концу срока действия лицензии не менее 253000 пользователей, в том числе к концу 2003 года - не менее 158000 пользователей.*

Срок исполнения указанных обязательств: *в течение всего срока действия лицензии.*

Степень выполнения эмитентом указанных обязательств: *выполняются в полном объеме.*

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: *наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).*

Возможность наступления указанных факторов: *точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.*

4. Условия осуществления деятельности в соответствии с лицензией № 50980:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг местной телефонной связи сети связи общего пользования на территории следующих Республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край, Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область с использованием средств коллективного доступа, создаваемых лицензиатом.

Средства коллективного доступа включаются в местные телефонные сети на уровне абонентских установок.

Дата выдачи: *05.06.2007*

Срок действия лицензии:

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: *данных обязательств нет.*

Срок исполнения указанных обязательств: *данных обязательств нет.*

Степень выполнения эмитентом указанных обязательств: *данных обязательств нет.*

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: *наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).*

Возможность наступления указанных факторов: *точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.*

5. Условия осуществления деятельности в соответствии с лицензией № 23230:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление пользователям местных, междугородных каналов и трактов связи, каналов подачи программ телевидения, звукового вещания, физических цепей для передачи сигналов электросвязи на территории следующих республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край, Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область.

Предоставление пользователям каналов, трактов связи и физических цепей допускается для организации сетей связи при наличии у их владельцев соответствующих лицензий Министерства Российской Федерации по связи и информатизации (Министерства связи Российской Федерации, Государственного комитета Российской Федерации по связи и информатизации, Государственного комитета Российской Федерации по телекоммуникациям), а также для организации абонентских линий с целью получения доступа к различным сетям связи в соответствии с правилами их

построения, и для внутрипроизводственных сетей, не предоставляющих услуг связи на возмездной основе, в том числе имеющих выход на сеть связи общего пользования.
Предоставление каналов связи и физических цепей для организации абонентских и соединительных линий местных телефонных сетей допускается только в пределах территории соответствующих географических зон нумерации ABC ab.

Дата выдачи: *28.11.2002*

Срок действия лицензии: *до 28.11.2007*

Условия и возможность продления срока действия лицензии:
Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***Общее количество организуемых лицензиатом каналов тональной частоты, основных цифровых каналов, в том числе в составе цифровых трактов:***

- ***на территории Республики Алтай - не менее 71;***
- ***на территории Республики Бурятия - не менее 452;***
- ***на территории Республики Хакасия - не менее 96;***
- ***на территории Алтайского края - не менее 1813;***
- ***на территории Красноярского края - не менее 548;***
- ***на территории Иркутской области - не менее 316;***
- ***на территории Кемеровской области - не менее 262;***
- ***на территории Новосибирской области - не менее 1989;***
- ***на территории Омской области - не менее 303;***
- ***на территории Томской области - не менее 49;***
- ***на территории Читинской области - не менее 333.***

Срок исполнения указанных обязательств: ***в течение всего срока действия лицензии.***

Степень выполнения эмитентом указанных обязательств: ***выполняются в полном объеме.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

6. Условия осуществления деятельности в соответствии с лицензией № 51012:

Виды услуг связи и виды сетей, разрешенных к использованию:
Предоставление услуг по трансляции звуковых программ по сети проводного вещания на территории следующих субъектов Российской Федерации: Республика Алтай, Республика Хакасия, Республика Бурятия, Алтайский край, Красноярский край, Омская область, Новосибирская область, Иркутская область, Кемеровская область, Томская область, Читинская область.
2. Сеть лицензиата предназначена для вещания звуковых программ общероссийских и государственных региональных компаний.
Трансляция иных программ возможна при наличии лицензии на осуществление телерадиовещания и соответствующего договора с лицензиатом-вещателем.

Дата выдачи: *05.06.2007*

Срок действия лицензии:

Условия и возможность продления срока действия лицензии:
Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: *наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).*

Возможность наступления указанных факторов: *точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.*

7. Условия осуществления деятельности в соответствии с лицензией № 23239:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги телематических служб сети связи общего пользования (службы электронной почты, службы доступа к информационным ресурсам, службы факсимильных сообщений, информационно-справочной службы, службы обработки сообщений, службы передачи речевой информации, службы голосовых сообщений, службы аудиоконференций, службы видеоконференций) на территории следующих Республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край, Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область.

Предоставление услуг осуществляется с использованием технических средств телематических служб лицензиата.

Дата выдачи: *29.08.2002*

Срок действия лицензии: *до 29.08.2007*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: *Монтированная абонентская емкость телематических служб лицензиата должна обеспечивать возможность подключения к концу срока действия лицензии не менее 115000 пользователей, в том числе к концу 2003 г. не менее 61000 пользователей.*

Пропускная способность телематической службы передачи речевой информации лицензиата должна обеспечивать к концу срока действия лицензии возможность организации не менее 960 одновременных разговоров, в том числе к концу 2003 г. не менее 480 одновременных разговоров.

Число пользователей, которые могут одновременно участвовать в сеансах аудиоконференцсвязи и видеоконференцсвязи не менее 319.

Количество ПКЛ к концу срока действия лицензии - не менее 381, в том числе к концу 2003 г. - не менее 266.

Срок исполнения указанных обязательств: *в течение всего срока действия лицензии.*

Степень выполнения эмитентом указанных обязательств: *выполняются в полном объеме.*

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: *наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).*

Возможность наступления указанных факторов: *точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.*

8. Условия осуществления деятельности в соответствии с лицензией № 25790:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги сотовой радиотелефонной связи сети связи общего пользования с использованием оборудования стандарта GSM в диапазоне 1800 МГц (СПС-1800) на территории Республики Бурятия.

Предоставление услуг сотовой связи осуществляется с использованием сети связи лицензиата, которая должна являться частью единой сотовой сети Российской Федерации СПС-1800.

Дата выдачи: *11.04.2003*

Срок действия лицензии: *до 11.04.2013*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными

проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

9. Условия осуществления деятельности в соответствии с лицензией № 45943:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг по трансляции телевизионных и звуковых программ на территориях Алтайского края.

Дата выдачи: *17.11.2006*

Срок действия лицензии: ***17.11.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

10. Условия осуществления деятельности в соответствии с лицензией № 44215:

Виды услуг связи, разрешенных к использованию:

Услуги цифровой сотовой радиотелефонной связи сети связи общего пользования в диапазоне 450 МГц по технологии IMT-MC 450 на территории Республики Хакасия.

Дата выдачи: ***21.09.2006***

Срок действия лицензии: ***до 21.09.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: *точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.*

11. Условия осуществления деятельности в соответствии с лицензией № 30216:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги цифровой сотовой радиотелефонной связи сети общего пользования в диапазоне 450 МГц по технологии IMT-MC 450 на территории Томской области.

Дата выдачи: *30.12.2003*

Срок действия лицензии: *до 30.12.2013*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***Монтированная емкость сети на территории, указанной в данной лицензии, должна составлять по годам: на 31.12.2007 г. – 10 000 номеров, на 31.12.2013 г. – 30 000 номеров.***

Срок исполнения указанных обязательств: ***в течение всего срока действия лицензии.***

Степень выполнения эмитентом указанных обязательств: ***выполняются в полном объеме.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

12. Условия осуществления деятельности в соответствии с лицензией № 8123:

Виды услуг связи, разрешенных к использованию:

Осуществление эфирного радиовещания СМИ «Радиовестник Кузбасса» в г.г. Гурьевск, Мариинск, Осинники и Топки Кемеровской области.

Дата выдачи: *13.02.2004*

Срок действия лицензии: *до 13.02.2009*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

13. Условия осуществления деятельности в соответствии с лицензией № 32170:

Виды услуг связи, разрешенных к использованию:

Услуги связи для целей эфирного вещания на территории Томской области.

Дата выдачи: *31.05.2005*

Срок действия лицензии: *до 27.05.2008*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

14. Условия осуществления деятельности в соответствии с лицензией № 32171:

Виды услуг связи, разрешенных к использованию:

Услуги связи для целей эфирного вещания (на территории Иркутской области)

Дата выдачи: ***31.05.2005***

Срок действия лицензии: ***до 02.08.2009***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

15. Условия осуществления деятельности в соответствии с лицензией № 31613:

Виды услуг связи, разрешенных к использованию:

Телематические услуги связи (на территории Таймырского, Эвенкийского, Усть-Ордынского Бурятского, Агинского Бурятского АО)

Дата выдачи: ***26.05.2005***

Срок действия лицензии: ***до 26.05.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

16. Условия осуществления деятельности в соответствии с лицензией № 31614:

Виды услуг связи, разрешенных к использованию:

Услуги местной телефонной связи с использованием средств коллективного пользования на территориях Таймырского, Эвенкийского, Усть-Ордынского Бурятского, Агинского Бурятского АО

Дата выдачи: ***26.05.2005***

Срок действия лицензии: ***до 26.05.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

17. Условия осуществления деятельности в соответствии с лицензией № 31615:

Виды услуг связи, разрешенных к использованию:

Услуги местной телефонной связи с использованием таксофонов на территориях Таймырского, Эвенкийского, Усть-Ордынского Бурятского, Агинского Бурятского АО

Дата выдачи: ***26.05.2005***

Срок действия лицензии: ***до 26.05.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

18. Условия осуществления деятельности в соответствии с лицензией № 31616:

Виды услуг связи, разрешенных к использованию:

Услуги телеграфной связи на территориях Таймырского, Эвенкийского, Усть-Ордынского Бурятского, Агинского Бурятского АО

Дата выдачи: ***26.05.2005***

Срок действия лицензии: ***до 26.05.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

19. Условия осуществления деятельности в соответствии с лицензией № 8986:

Виды услуг связи, разрешенных к использованию:

Осуществление телевещания СМИ «Мариинск-ТВ» в г. Мариинске Кемеровской области

Дата выдачи: ***26.05.2005***

Срок действия лицензии: ***до 18.01.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

20. Условия осуществления деятельности в соответствии с лицензией № 33053:

Виды услуг связи, разрешенных к использованию:

Предоставление услуг связи для целей эфирного вещания в г.г. Осинники, Топки, Гурьевск Кемеровской области.

Дата выдачи: ***17.07.2005***

Срок действия лицензии: ***до 13.08.2009***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

21. Условия осуществления деятельности в соответствии с лицензией № 33052:

Виды услуг связи, разрешенных к использованию:

Предоставление услуг связи для целей кабельного вещания в г. Бердск Новосибирской области

Дата выдачи: ***17.07.2005***

Срок действия лицензии: ***до 15.07.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

22. Условия осуществления деятельности в соответствии с лицензией № 35007:

Виды услуг связи, разрешенных к использованию:

Предоставление услуг связи для целей эфирного вещания в г.г. Мариинске и Новокузнецке Кемеровской области

Дата выдачи: ***14.09.2005***

Срок действия лицензии: ***до 18.07.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

23. Условия осуществления деятельности в соответствии с лицензией № 36290:

Виды услуг связи, разрешенных к использованию:

Предоставлять услуги по трансляции телевизионных и звуковых программ на территориях Читинской области

Дата выдачи: ***03.11.2005***

Срок действия лицензии: ***до 03.11.2008***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства)***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

24. Условия осуществления деятельности в соответствии с лицензией № 37355:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги подвижной радиосвязи в сети связи общего пользования на территории субъектов РФ: Республика Бурятия, Омская область, Кемеровская область.

Сеть связи лицензиата создается с использованием оборудования радиотелефонной связи, работающего в диапазоне 330 МГц.

Дата выдачи: ***28.11.2005***

Срок действия лицензии: ***до 28.11.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: *данных обязательств нет.*

Степень выполнения эмитентом указанных обязательств: *данных обязательств нет.*

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: *наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).*

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

25. Условия осуществления деятельности в соответствии с лицензией № 37356:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги подвижной радиосвязи в сети связи общего пользования на территории субъектов РФ: Алтайский край, Иркутская область, Томская область.

Дата выдачи: *28.11.2005*

Срок действия лицензии: *до 28.11.2008*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: *данных обязательств нет.*

Срок исполнения указанных обязательств: *данных обязательств нет.*

Степень выполнения эмитентом указанных обязательств: *данных обязательств нет.*

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: *наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).*

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

26. Условия осуществления деятельности в соответствии с лицензией № 36761:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги сотовой радиотелефонной связи сети связи общего пользования в диапазоне 450 МГц на территории Томской области.

Предоставление услуг сотовой связи осуществляется с использованием сети связи лицензиата, которая должна являться частью единой сотовой сети Российской Федерации СПС 450

Дата выдачи: *28.11.2005*

Срок действия лицензии: *до 28.11.2010*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: *данных обязательств нет.*

Срок исполнения указанных обязательств: *данных обязательств нет.*

Степень выполнения эмитентом указанных обязательств: *данных обязательств нет.*

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: *наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).*

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

27. Условия осуществления деятельности в соответствии с лицензией № 36762:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги подвижной радиосвязи в сети общего пользования на территории Красноярского края

Дата выдачи: *28.11.2005*

Срок действия лицензии: *до 28.11.2010*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

28. Условия осуществления деятельности в соответствии с лицензией № 40114:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги связи по передаче данных, за исключением услуг связи по передаче данных для целей передачи голосовой информации на территориях автономных округов.

Дата выдачи: ***11.04.2006***

Срок действия лицензии: ***11.04.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

29. Условия осуществления деятельности в соответствии с лицензией № 40115:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги связи по предоставлению каналов связи на территориях автономных округов.

Дата выдачи: ***11.04.2006***

Срок действия лицензии: ***11.04.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

30. Условия осуществления деятельности в соответствии с лицензией № 41552:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг по трансляции телевизионных и звуковых программ по сетям кабельного телевидения на территории Иркутской области.

Пользователям должна быть обеспечена подача транслируемых в эфире программ общероссийских телерадиовещательных организаций и государственных региональных телерадиокомпаний. Трансляция иных телевизионных (звуковых) программ возможна при наличии лицензии на осуществление телерадиовещания и соответствующего договора с лицензиатом-вещателем.

Дата выдачи: ***19.06.2006***

Срок действия лицензии: ***26.06.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

31. Условия осуществления деятельности в соответствии с лицензией № 42053:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг по трансляции телевизионных и звуковых программ по сетям кабельного телевидения на территории Кемеровской области.

Пользователям должна быть обеспечена подача транслируемых в эфире программ общероссийских телерадиовещательных организаций и государственных региональных телерадиокомпаний. Трансляция иных телевизионных (звуковых) программ возможна при наличии лицензии на осуществление телерадиовещания и соответствующего договора с лицензиатом-вещателем.

Дата выдачи: ***19.06.2006***

Срок действия лицензии: ***19.06.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

32. Условия осуществления деятельности в соответствии с лицензией № 42054:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг по трансляции телевизионных и звуковых программ по сетям кабельного телевидения на территории Новосибирской области.

Пользователям должна быть обеспечена подача транслируемых в эфире программ общероссийских телерадиовещательных организаций и государственных региональных телерадиокомпаний. Трансляция иных телевизионных (звуковых) программ возможна при наличии лицензии на осуществление телерадиовещания и соответствующего договора с лицензиатом-вещателем.

Дата выдачи: *19.06.2006*

Срок действия лицензии: *19.06.2011*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: *данных обязательств нет.*

Срок исполнения указанных обязательств: *данных обязательств нет.*

Степень выполнения эмитентом указанных обязательств: *данных обязательств нет.*

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: *наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).*

Возможность наступления указанных факторов: *точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.*

33. Условия осуществления деятельности в соответствии с лицензией № 42077:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг подвижной радиотелефонной связи сети связи общего пользования с использованием оборудования стандарта GSM в диапазоне 900 МГц (СПС-900) на территории Республики Бурятия.

Предоставление услуг подвижной радиотелефонной связи осуществляется с использованием сети связи лицензиата, которая должна являться частью единой сотовой сети Российской Федерации СПС-900

Сеть СПС-900, создаваемая лицензиатом, присоединяется к сети связи общего пользования Российской Федерации на междугородном уровне в соответствии с Генеральной схемой создания и поэтапного развития федеральной сети подвижной радиотелефонной связи общего пользования России стандарта GSM.

Дата выдачи: *01.07.2006*

Срок действия лицензии: *01.07.2011*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: *данных обязательств нет.*

Срок исполнения указанных обязательств: *данных обязательств нет.*

Степень выполнения эмитентом указанных обязательств: *данных обязательств нет.*

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: *наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).*

Возможность наступления указанных факторов: *точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.*

34. Условия осуществления деятельности в соответствии с лицензией № 42078:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг подвижной радиотелефонной связи сети связи общего пользования в диапазоне 450 МГц на территории Республики Хакасия.

Предоставление услуг подвижной радиотелефонной связи осуществляется с использованием сети связи лицензиата, которая должна являться частью единой сотовой сети Российской Федерации СПС-450.

Дата выдачи: *01.07.2006*

Срок действия лицензии: *01.07.2009*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

35. Условия осуществления деятельности в соответствии с лицензией № 42553:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг связи для целей эфирного вещания на территории Кемеровской области.

Дата выдачи: *12.07.2006*

Срок действия лицензии: *13.06.2011*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

36. Условия осуществления деятельности в соответствии с лицензией № 42554:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг связи для целей проводного вещания на территориях автономных округов.

Дата выдачи: *12.07.2006*

Срок действия лицензии: *12.07.2011*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: *точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.*

37. Условия осуществления деятельности в соответствии с лицензией № 42758:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг внутризоновой телефонной связи на территориях Иркутской, Читинской областях, Красноярского края и автономных округов, входящих в состав областей и края.

Дата выдачи: *28.07.2006*

Срок действия лицензии: *28.07.2011*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: *данных обязательств нет.*

Срок исполнения указанных обязательств: *данных обязательств нет.*

Степень выполнения эмитентом указанных обязательств: *данных обязательств нет.*

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: *наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).*

Возможность наступления указанных факторов: *точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.*

38. Условия осуществления деятельности в соответствии с лицензией № 42759:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг местной телефонной связи за исключением услуг местной телефонной связи с использованием таксофонов и средств коллективного доступа на территориях Иркутской, Читинской областях, Красноярского края и автономных округов, входящих в состав областей и края.

Дата выдачи: *28.07.2006*

Срок действия лицензии: *28.07.2011*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: *данных обязательств нет.*

Срок исполнения указанных обязательств: *данных обязательств нет.*

Степень выполнения эмитентом указанных обязательств: *данных обязательств нет.*

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: *наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).*

Возможность наступления указанных факторов: *точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.*

39. Условия осуществления деятельности в соответствии с лицензией № 46941:

Виды услуг связи, разрешенных к использованию:

Предоставление услуги по передаче данных для целей передачи голосовой информации на территориях следующих Республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край, Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область и автономных округов, входящих в состав областей и края.

Дата выдачи: *27.12.2006*

Срок действия лицензии: *до 27.12.2011*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

40. Условия осуществления деятельности в соответствии с лицензией № 50979:

Виды услуг связи, разрешенных к использованию:

Предоставление услуги телеграфной связи (прием, передача и доставка телеграмм, услуги сети АТ/Телекс) на территории следующих Республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край, Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область.

Предоставление услуг телеграфной связи осуществляется с использованием технических средств лицензиата.

Монтированная емкость телеграфных средств коммутации и передачи, принадлежащих лицензиату, должна обеспечивать возможность полного удовлетворения потребностей в услугах телеграфной связи на лицензионной территории.

Дата выдачи: ***05.06.2007***

Срок действия лицензии:

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

41. Условия осуществления деятельности в соответствии с лицензией № 49776:

Виды услуг связи, разрешенных к использованию:

Предоставление услуги для целей кабельного вещания на территориях следующих Республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край, Красноярский край, Иркутская область (кроме г.Иркутска) , Кемеровская область (кроме г.Прокопьевск), Новосибирская область (кроме г.Новосибирск и г. Бердск), Омская область, Томская область, Читинская область.

Дата выдачи: ***12.04.2007***

Срок действия лицензии: ***до 16.04.2012***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

б) Сети связи.

Местная телефонная сеть

*На местных телефонных сетях на **01.07.2007г.** в филиалах ОАО «Сибирьтелеком» в эксплуатации - **4493 телефонных станций** общей монтированной емкостью **–4533,4** тыс. номеров, в том числе:*

- *на городских телефонных сетях – **781** АТС емкостью – **3723,4** тыс. номеров*
- *на сельских телефонных сетях – **3712** АТС емкостью - **810,0** тыс. номеров*

На местных телефонных сетях эксплуатируется как аналоговое, так и цифровое коммутационное оборудование:

- ***3060** координатных АТС емкостью - **1 264,7** тыс. номеров*
- ***181** квазиэлектронных АТС емкостью - **235,1** тыс. номеров*
- ***1250** электронных АТС емкостью - **3033,6** тыс. номеров*

Внутризоновая первичная сеть

Внутризоновая первичная сеть ОАО «Сибирьтелеком» построена по радиальному принципу в каждой зоне нумерации на кабельных (медных и оптических) воздушных и радиорелейных линиях. По состоянию на 01.07.2007г.

Протяженность кабельных внутризоновых линий передач -	***18895,1 км.***
в том числе:	
- по волоконно-оптическому	***11 542 км.***
Протяженность радиорелейных линий передачи -	***2 945,4 км.***
из них:	
-цифровых	***1 531,4 км.***
Протяженность воздушных передач -	***1 442,8 км.***
Протяженность образованных каналов внутризоновой первичной сети –	***149 553,3 тыс. канало-км.***
из них:	
- по воздушным линиям передачи -	***30,8 тыс. канало-км.***
- по кабельным -	***147 732,7 тыс. канало-км.***
из них:	
- по волоконно-оптическому кабелю -	***146 753 тыс. канало-км.***
- по радиорелейным	***1 757,6 тыс. канало-км.***
- по спутниковым	***21,2 тыс. канало-км.***
Протяженность каналов, образованных цифровыми системами передачи -	***148 795,7 тыс. канало-км.***
в том числе:	
-синхронной цифровой иерархии	***147 655,2 тыс.кан.-км.***
-плезиохронной цифровой иерархии -	***1 140,5 тыс.кан.-км.***

Телефонная сеть - не выделенная
Планируется оказание в создаваемой сети услуг интеллектуальной сети связи
Присоединения:
К сети общего пользования
Уровень присоединения к сети ТФОП по каждому региону - ТФОП

<u>Сети передачи данных</u>

Инфраструктура сетей передачи данных состоит из нескольких взаимоувязанных сетей работающих по различным протоколам. В настоящее время ОАО "Сибирьтелеком" эксплуатирует сети передачи данных со следующими сетевыми технологиями:

- *X.25 (Оборудование Telenet, ИАС, Telematics)*
- *Frame Relay (Cascade, RAD, Cisco)*
- *ATM (Cisco, Alcatel, Huawei)*
- *MetroEthernet (Cisco)*
- *IP/MPLS (Cisco)*

Строительство (модернизация/расширение) новых фрагментов инфраструктуры сети передачи данных осуществляется исходя из требования мультисервисности – современная сеть передачи данных должна обладать функциями универсальности: переносить разнородный трафик(голос/видео/данные) с заданными параметрами качества обслуживания и уровнем конфиденциальности. На базе такой сетевой инфраструктуры оказываются как услуги доступа к Интернет, так и услуги построения виртуальных частных сетей VPN для корпоративных клиентов. Для построения таких сетей используются следующие технологий:

- *IP/MPLS/MetroEthernet для строительства сетей в крупных населенных пунктах (не менее 10 тыс. жителей) или организация высокоскоростных (более 1 Гб/с) магистральных каналов передачи данных.*

- *ATM/Frame Relay для строительства внутризоновых сетей, объединяющих небольшие населенные пункты с организацией низкоскоростных (2-16 Мбит/с) каналов передачи данных.*

Городские и областные мультисервисные сети действуют в городах и районах Иркутской, Кемеровской, Новосибирской областей, в Алтайском крае, в г. Красноярск.

Устаревшие (устаревшая сетевая технология или физический износ оборудования) сети передачи данных (например X.25) постепенно модернизируются с использованием многопротокольных маршрутизатров (в случае износа) или демонтируются в случае перехода/перевода абонентов данных сетей на использование более современных сетевых технологий.

В качестве оборудования доступа (выделенные линии) на сетях передачи данных используются как модемное оборудование (пр-ва ф. Натекс, Кроникс, Shmidt Telecom, Tainet, Зелакс и др.), поддерживающее различные виды xDSL, так и xDSL концентраторы (новые строящиеся сети) поддерживающие протоколы ADSL/G.SHDSL производства Alcatel, Huawei, ECI.

Услуги коммутируемого доступа оказываются с использованием современного мультипротокольного оборудования (пр-ва Cisco Systems и Lucent), обеспечивающего подключение к ТфОП по цифровым стыкам E1, в т.ч. и ISDN PRI, поддерживающим технологии V.90/V.92 (V.34 в случае использования на малых сетях). Используемые концентраторы коммутируемого доступа поддерживают работу в режиме медиа-шлюзов IP-телефонии, что позволяет использовать данное оборудование для предоставления услуг, основанных на технологии VoIP.

Общее количество смонтированных портов доступа xDSL 230000 портов., Dialup (коммутируемый доступ) 15324 линий.

<u>Телеграфная сеть</u>
Организована на базе электронной станции коммутации каналов EDXS фирмы «Сименс» объединенного типа АТ/Телекс (сеть абонентского телеграфирования) и ЦКС-Т2-РН (сеть ТгОП).
На 01.07.2007г. число телеграфных каналов всех видов, образованных каналообразующей аппаратурой - 7 541

в том числе:

- *магистральных – 819 каналов*
- *внутриобластных и внутрирайонных – 6 712 канал*

Число телеграфных связей всего – 2 156,5

в том числе:

- *по системе коммутации каналов (КК) –588*
- *по системе коммутации сообщений (КС) – 1 344,5*
- *по системе АТОЛ – 187*

Сеть АТ/Телекс

Коммутационное оборудование - станция КК EDXS объединенного типа AT/TLX.
Абоненты РУС включены в станцию КК по схеме удаленного абонента, с использованием телеграфной каналообразующей аппаратуры тонального телеграфирования типа ТТ-144, ТТ-48 и ТТ-12
В Новосибирском филиале проведены монтажные работы по замене оборудования КК EDXS на «Вектор-2000».
В Хакасском филиале в 2006г. заменено оборудование АТ ПСПД на оборудование «СТИН-Э» (передана из Красноярского филиала).
На городском участке для подключения абонентов используется телеграфная каналообразующая аппаратура типа ТТ-144, ТТ-48, ТТ-24, ТВУ-12М и ТВУ-15. Остальные абоненты подключены к станции по физическим (прямым) проводам.
На магистральных межстанционных участках в качестве каналообразующей аппаратуры используется: выделенная аппаратура станции КК EDXS (мультиплексоры), ТТ-144, ТВР – 155, аппаратура СКАТ-1000 X.25.
На 01.07.2007г.
Задействованная емкость станций КК –1118 номеров
Число оконечных установок - 1639 ед.
Задействованная емкость интегрированных станций КС+КК –1862 номеров

Сеть ТгОП

На магистральном участке каналы 2-х межцентровых связей организованы на аппаратуре СКАТ-1000 X.25, каналы остальных связей – с помощью каналообразующей аппаратуры ТТ-144 и ТВР.
На внутриобластном и городском участках – та же аппаратура, что и на сети АТ/ТХ.

Междугородная сеть

По состоянию на 01.07.2007г. в ОАО «Сибирьтелеком» - 25 ЗТУ (Зоновых транзитных узлов), в том числе по филиалам:

1	Бурятский филиал	- 2
2	Иркутский филиал	- 1
3	Кемеровский филиал	- 5
4	Красноярский филиал	- 7
5	Алтайский филиал	- 1
6	Горно-Алтайский филиал	- 1
7	Омский филиал	- 2
8	Читинский филиал	- 1
9	Томский филиал	- 2
10	Хакасский филиал	- 1
11	Новосибирский филиал	- 2

Сотовая сеть стандартов NMT-450 , GSM-1800, 900

Характеристики сети	Бурятский филиал (900 МГц/ 1800 МГц)		Томский филиал (450 МГц)	
	Тип	Кол-во	Тип	Кол-во
Коммутатор	Huawei MSC 3.3 (емкость 200 000)	1	Ericsson AXE-10 (ёмкость 10 000)	2
Базовые станции	HUAWEI BTS312	121	Ericsson RS-4000	72
			DAMM	9
Число подключенных абонентских устройств	-	450 122	-	15 980

Арендованные каналы:

Арендатор (РФ)	Арендодатель	№договора, срок действия	Характеристики каналов
Хакасский филиал	ОАО «Ростелеком»	№1-17-07 от о5.01.97г. с автоматическим продлением до момента расторжения	Аналоговые (по ВГ, ПГ)
Томский филиал	ОАО «Востокгазпром»	№61 от 27.05.02г. не ограничен	цифровые (по Е1)
	ОАО «Связьтранснефть»	№374 от 31.12.04г. не ограничен	цифровые (Е1)
Алтайский филиал	ФГУП РТРС	№14/04-э от 14.01.04г. на 1 год с автоматическим продлением до момента расторжения	ТЛФ ствол (аналоговый, оцифрован РФ)
Кемеровский филиал	ОАО «Ростелеком»	№1-04 от 31.03.97г. с автоматическим продлением до момента расторжения	аналоговые (по ВГ, ПГ)
	ЗАО «ЗапСибТрансТелеком»	№300/02-ЗСТТК от 11.10.02г. на 1 год с пролонгацией	цифровые (по Е1)
Горно-Алтайский филиал	ГУ РА «Элтелком»	№51 от 26.10.04г. на 1 год с пролонгацией	аналоговые (по ПГ, поканально)
	РТПЦ РА	№2-2002РРЛ от 12.02.02г. на 1 год с пролонгацией	аналоговые (по ПГ)
	ОАО «МТС»	№ 276 от 28.09.06г. на 1 год с пролонгацией.	ОВ
Иркутский филиал	ОАО «Ростелеком»	№1-12-10 от 19.02.02г. до момента расторжения	аналоговые (по ВГ, ПГ, поканально), цифровые (по Е1)
	ЗАО «Востоксвязь»	№4-УСА-2001 от 03.01.01г. на 3 года с автоматическим продлением	аналоговые (по ВГ)
	ЗАО «Компания ТрансТелеком»	№MS000102 от 11.05.01г. на 3 года с автоматическим продлением	цифровые (по Е1)

	ООО «Иркутск энергосвязь»	№ 1745 от 31.12.04г. до 01.01.2010г. №1395 от 01.07.04г. на 3 года с автоматическим продлением	цифровые (по Е1)
	ООО «СЦ СОВИНТЕЛ»	№1/2721 от 05.07.00г., №1/2720 от 05.07.00г., №1/3664 от 12.11.01г., №Vb206 от 01.12.03г., №VK953 от 18.11.04г., №VK951 от 26.11.04г. на 3 года с автоматическим продлением	цифровые (по ОЦК)
Красноярский филиал	ОАО «Ростелеком»	№1-17-08 от21.04.97г. до	аналоговые (по ВГ, ПГ, поканально)
	КБ «ИСКРА»	№889 от 24.04.01г. на 1 год с пролонгацией, №1753 от 01.06.03г. на 1год с пролонгацией, №1533 от 10.11.02г. на 1 год с пролонгацией. №2758 от 16.06.05г. на 1 год с пролонгацией, №2621, 2622 от 6.04.05г. на 1 год с пролонгацией, №2625 от 08.04.05г. на 1 год с пролонгацией, №3089 от 11.11.05г. на 1 год с пролонгацией, №3064,3069 от14.12.05г. на 1 год с пролонгацией	Аналоговые (поканально), цифровые (по ОЦК, Е1)
	ЗАО «Енисейтелеком»	№5/2005-1по17 от 29.12.05г. до момента расторжения	Аналоговые (ВГ, ПГ, поканально) Цифровые (Е1, ОЦК)
Омский филиал	ФГУП «РТРС» Омский филиал ОРТПЦ	№1-02 от 15.01.01г. до момента расторжения	аналоговые (по ВГ), цифровые (ВЦТ)
	ОАО «Связьтранснефть»	Доп. соглашение №2 к договору № 2361/13926 от 20.11.2002г.	ОВ
Читинский филиал	ОАО «Ростелеком»	№1-12-12 от 22.01.01г. до момента расторжения	аналоговые (по ВГ, ПГ, поканально)
	ЗАО «СаткомЛайн»	№504 от 02.03.98г. не ограничен	цифровые (по Е1)
	ОАО «Российские железные дороги»	№35 от 03.09.04г., №43от 04.01.05г. не ограничен	аналоговые (поканально)
	ЗАО «Компания Транстелеком»	№СТ000045 от 23.05.03г. не ограничен	цифровые (по Е1)
	ОАО «Читаэнерго»	№ нет от 12.01.05г. не ограничен	Цифровые (по Е1)
Бурятский филиал	ОАО «Ростелеком»	№1-12-11 от 17.09.02г. на неопределенный срок	Аналоговые (по ВГ, ПГ, поканально), цифровые (по Е1)
	ЗАО «Компания	№24-05/2 от 01.09.03г. на 1	цифровые

	Транстелеком»	год пролонгацией	(по E1)
	ООО «СЦ СОВИНТЕЛ»	№AF232 от 05.03.03г на неопределенный срок	цифровые (ОЦК)
	ОАО «Российские железные дороги»	№ 8/05 от 17.05.2005г. № 9/05 от 17.05.2005г	(по E1)
	ЗАО «Мобиком-Хабаровск»	№23506/156 от 06.03.2007г на неопределенный срок	Аналоговые (по ВГ), цифровые (по E1)
Новосибирский филиал	ООО «Сибирь-Сигнал»	№5/С/03 от 19.12.03г. на 5 лет с пролонгацией	ТЛФ ствол (аналоговый, оцифрован РФ)

3.3. Планы будущей деятельности эмитента.

Краткое описание планов эмитента в отношении будущей деятельности и источников будущих доходов:

Долгосрочной целью ОАО "Сибирьтелеком" является удержание лидирующих позиций на рынках услуг проводной местной и зоновой телефонии, укрепление доминирующих позиций на рынках услуг Интернет и ПД, обеспечение надежного присутствия и высокой рентабельности аффилированных структур на рынке услуг мобильной связи Сибирского Федерального округа.

Основные задачи в рамках выполнения стратегической цели:

- ***удержание не менее 80% рынка услуг проводной местной телефонии за счет дальнейшего увеличения номерной емкости телефонных сетей. Повышение качества обслуживания потребителей за счет постепенного увеличения цифровизации сети;***
- ***повышение доходности услуг традиционной телефонии за счет расширения спектра предоставляемых услуг, внедрения дополнительных видов обслуживания на базе интеллектуальных сетей и информационно-справочных возможностей;***
- ***удержание не менее 90% рынка услуг зоновой связи, деятельность на рынке дальней связи в качестве агента национальных операторов, повышение гибкости и совершенствование служб продаж, работа с корпоративными клиентами;***
- ***укрепление лидирующего положения на рынке доступа к Интернет за счет развития инфраструктуры сетей доступа, использования взаимоувязанных магистральных транспортных сетей эмитента и широкого применения технологий проводного (ADSL, SHDSL) и беспроводного (Wi-Fi, Wi-Max) широкополосного абонентского доступа, а также развития собственного контент-центра для абонентов Интернет-услуг.***
- ***обеспечение доли рынка сотовой связи в СФО не менее 15%, путем дальнейшего развития сотового бизнеса в филиалах и дочерних компаниях.***

Планы, касающиеся разработки новых видов продукции:

Приоритетное внимание уделяется новым услугам связи, прежде всего услуге доступа в Интернет по технологии ADSL (торговая марка Webstream).

Современной тенденцией рынка Интернет доступа является предложение клиентам качественного сервиса и доступа к разнообразному контенту. Общество реализует уникальный в масштабах Сибирского федерального округа Интернет-проект - Sibnet.ru. Данный проект охватит все регионы Сибири и предоставит Интернет-пользователям доступ к интеллектуальному контенту и различным сервисам по льготным тарифам. Наполнение Контент-центра ведется силами ОАО «Сибирьтелеком» с привлечением крупнейших контент-провайдеров. Будут реализованы игровые сервисы, система медиа-рекламы, потоковые технологии - видео, телепередачи на заказ, бесплатная почта. Контент-центр разворачивается на базе разветвленной мультисервисной сети, которая в перспективе объединит все 11 географических регионов присутствия Общества.

Также планируется развитие сети ISDN, IP-телефонии, интеллектуальных сетей, предоставление видеотелефонных соединений и т.д.

ОАО «Сибирьтелеком» не планирует изменения основного профиля своей деятельности – предоставления услуг связи.

3.4. Участие эмитента в промышленных, банковских и финансовых группах, холдингах, концернах и ассоциациях.

1. Организация: *Некоммерческое партнерство "Центр исследования проблем развития телекоммуникаций"*
Роль (место) эмитента в данной организации: *ОАО "Сибирьтелеком" является учредителем Некоммерческого партнерства "Центр исследования проблем развития телекоммуникаций", расположенного адресу: Москва, ул. Плющиха, д.55,стр. 2.*
Функции эмитента в данной организации:
ОАО "Сибирьтелеком" принимает активное участие в таких видах деятельности Партнерства, как:
- *исследование проблем развития телекоммуникационной отрасли;*
- *разработка проектов нормативно-правовых актов, методических рекомендаций и иных документов;*
- *оказание консультационного и иного содействия организациям связи по различным аспектам деятельности;*
- *представление и защита прав и интересов членов Партнерства и иных хозяйствующих субъектов связи в государственных органах и иных организациях.*

Срок участия эмитента в данной организации: *ОАО "Сибирьтелеком" является членом данной организации с 2001 года.*

2. Организация: *Ассоциация "Сибдальсвязь"*
Роль (место) эмитента в данной организации: *ОАО "Сибирьтелеком" является участником Ассоциации "Сибдальсвязь", расположенной по адресу: г. Иркутск, ул. Богаткова , 8.*
Функции эмитента в данной организации:
Эмитент принимает участие в рабочих заседаниях Ассоциации по вопросам:
- *развитие связи Сибири и Дальнего Востока;*
- *разработка предложений и конкретных рекомендаций по укреплению экономического положения предприятий связи, по решению социальных и экологических проблем, взаимоотношения предприятий и местных органов;*
- *внедрения в производство нового хозяйственного механизма, перспективных информационных технологий в области электросвязи;*
- *оказание содействия в решении проблем развития связи Сибири и Дальнего Востока, обеспечение социальной защиты производственных коллективов и их руководителей, получение прибыли.*

Срок участия эмитента в данной организации: *ОАО "Сибирьтелеком" является членом данной ассоциации с 1990 года.*

3. Организация: *Ассоциация управления качеством связи и информатизации "Международный конгресс качества телекоммуникаций"*
Роль (место) эмитента в данной организации: *Эмитент является членом данной организации.*
Функции эмитента в данной организации:
Эмитент принимает участие в:
- *международных форумах, конференциях, симпозиумах, семинарах, выставках;*
- *в выполнении договорных работ, поручаемых Ассоциацией;*
- *получении информационного бюллетеня Ассоциации;*
- *получении информационной, нормативно-правовой, методической и технической документации, предоставляемой и распространяемой Ассоциацией;*
- *размещении в материалах Ассоциации информации о мероприятиях, проводимых организациями и др.*

Срок участия эмитента в данной организации: *ОАО "Сибирьтелеком" является членом данной организации с 2004г.*

4. Организация: *Международная Ассоциация GSM*
Роль (место) эмитента в данной организации: *Эмитент является членом данной организации.*
Функции эмитента в данной организации:
Функции Эмитента - распространение и развитие сотовой подвижной связи стандарта GSM.

Срок участия эмитента в данной организации: *ОАО "Сибирьтелеком" является членом данной организации с 2003 года.*

5. Организация: *Ассоциация операторов сетей сотовой подвижной связи стандарта GSM*
Роль (место) эмитента в данной организации: *Эмитент является членом данной организации.*
Функции эмитента в данной организации:
Функции Эмитента - распространение и развитие сотовой подвижной связи стандарта GSM.
Срок участия эмитента в данной организации: *ОАО "Сибирьтелеком" является членом данной организации с 2002 года.*

6. Организация: *Межрегиональная ассоциация руководителей предприятий*
Роль (место) эмитента в данной организации: *Эмитент является членом данной организации.*
Функции эмитента в данной организации:
Функции Эмитента - объединение руководителей и коллективов предприятий, расположенных в Сибирском регионе, для повышения эффективности их деятельности и взаимодействия с органами власти.
Срок участия эмитента в данной организации: *ОАО "Сибирьтелеком" является членом данной организации с 2001 года.*

7. Организация: *Некоммерческое партнерство "Сибирская Объединённая Международная Академия Информатизации"*
Роль (место) эмитента в данной организации: *Эмитент является членом данной организации.*
Функции эмитента в данной организации:
Эмитент принимает участие в работе органов управления организации в соответствии с уставом организации.
Срок участия эмитента в данной организации: *ОАО "Сибирьтелеком" является членом данной организации с 2005 года.*

8. Организация: *Некоммерческое партнерство "Объединение специалистов по связям с инвесторами"*
Роль (место) эмитента в данной организации: *Эмитент является членом данной организации.*
Функции эмитента в данной организации:
Эмитент принимает участие в мероприятиях, направленных на объединение профессионалов в области связей с инвесторами.
Срок участия эмитента в данной организации: *ОАО "Сибирьтелеком" является членом данной организации с 2005 года.*

9. Организация: *Союз промышленников и предпринимателей Республики Бурятия*
Роль (место) эмитента в данной организации: *Эмитент является членом данной организации.*
Функции эмитента в данной организации:
Функции Эмитента - объединение представителей промышленных и предпринимательских структур для лоббирования общих интересов в органах власти всех уровней, направленных на создание условий для успешной деятельности при проведении экономической реформы.
Срок участия эмитента в данной организации: *ОАО "Сибирьтелеком" является членом данной организации с 2004 года.*

10. Организация: *Некоммерческое партнерство "Информация и технологии"*
Роль (место) эмитента в данной организации: *Эмитент является членом данной организации.*
Функции эмитента в данной организации:
Эмитент принимает участие в реализации целевых программ в сфере информации и коммуникации, ведение бизнеса в рамках сотрудничества.
Срок участия эмитента в данной организации*: ОАО "Сибирьтелеком" является членом организации с 2005г.*

3.5. Дочерние и зависимые хозяйственные общества эмитента.

1. Полное фирменное наименование: ***закрытое акционерное общество "Алтайская телекоммуникационная компания"***
Сокращённое фирменное наименование: ***ЗАО "Алтел"***
Вид деятельности: ***Предоставление услуг местной телефонной связи***
Место нахождения: ***г. Барнаул, ул. Ленина, 54В***
Доля эмитента в уставном капитале общества: ***100 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***100%***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***

Органы управления:

Совет директоров (наблюдательный совет):
Председатель Совета директоров – Терентьев Юрий Александрович

Бодрова Елена Михайловна
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Зырянов Виктор Петрович
Год рождения: ***1972***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ноздрин Алексей Владимирович
Год рождения: ***1977***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Пирожков Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Терентьев Юрий Александрович
Год рождения: ***1952***
Доля данного лица в уставном капитале эмитента: ***0,0133 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,167 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Набока Александр Иванович
Год рождения: ***1972***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

2. Полное фирменное наименование: ***закрытое акционерное общество "Енисейтелеком"***
Сокращённое фирменное наименование: ***ЗАО "ЕТК"***
Вид деятельности: ***Сотовая связь, стандартов GSM 900/1800, IMT-MC 450***

Место нахождения: ***660020, г. Красноярск, ул. Качинская, 20***
Доля эмитента в уставном капитале общества: ***100 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***100%***
Значение общества для деятельности эмитента: ***Развитие сотового бизнеса***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет):
Председатель Совета директоров – Исаев Александр Иванович

Персональный состав Совета директоров:
Гришко Николай Александрович
Год рождения: ***1950***
Доля данного лица в уставном капитале эмитента: ***0,00045 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Иванов Сергей Михайлович
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Исаев Александр Иванович
Год рождения: ***1953***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Пирожков Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Черногородский Сергей Валерьевич
Год рождения: ***1977***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Коллегиальный исполнительный орган (правление, дирекция):
Председатель Правления - Иванов Сергей Михайлович

Безрукова Галина Доремидонтовна
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Беленький Валерий Григорьевич
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Горецкая Юлия Сергеевна
Год рождения: ***1974***

Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Иванов Сергей Михайлович
Год рождения: *1955*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Ткаченко Сергей Павлович
Год рождения: *1962*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Ульянцев Владимир Ювенальевич
Год рождения: *1958*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Лицо осуществляющее функции единоличного исполнительного органа:
Иванов Сергей Михайлович
Год рождения: *1955*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

3. Полное фирменное наименование: ***закрытое акционерное общество "Байкалвестком"***
Сокращённое фирменное наименование: ***ЗАО "БВК"***
Вид деятельности: ***Сотовая связь, стандартов GSM 900/1800, IMT-MC 450***
Место нахождения: ***г. Иркутск, ул. 2-я Железнодорожная, 68***
Доля эмитента в уставном капитале общества: ***100 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***100%***
Значение общества для деятельности эмитента: ***Развитие сотового бизнеса***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет):
Председатель Совета директоров - Исаев Александр Иванович

Персональный состав Совета директоров:
Билибин Юрий Александрович
Год рождения: *1971*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Дадыкин Иван Витальевич
Год рождения: *1960*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Исаев Александр Иванович
Год рождения: *1953*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Шейфер Александр Андреевич
Год рождения: *1952*
Доля данного лица в уставном капитале эмитента: *0,037 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,048 %*

Ширшов Олег Петрович
Год рождения: *1957*
Доля данного лица в уставном капитале эмитента: *0,0033 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,004%*

Коллегиальный исполнительный орган (правление, дирекция):
Председатель Правления - Шаповалов Владимир Николаевич

Димова Светлана Васильевна
Год рождения: *1970*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Кузнецов Михаил Владимирович
Год рождения: *1963*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Пирожков Сергей Михайлович
Год рождения: *1955*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Шаповалов Владимир Николаевич
Год рождения: *1962*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Лицо осуществляющее функции единоличного исполнительного органа:
Шаповалов Владимир Николаевич
Год рождения: *1962*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

4. Полное фирменное наименование: *закрытое акционерное общество "ЧитаНЭТ"*
Сокращённое фирменное наименование: *ЗАО "ЧитаНЭТ"*
Вид деятельности: *Передача данных, услуги Интернет*
Место нахождения: *г. Чита, ул. Чайковского, 22*
Доля эмитента в уставном капитале юридического лица: *100 %*
Доля обыкновенных акций юридического лица, принадлежащих эмитенту: *100 %*
Значение общества для деятельности общества: *Развитие услуг интернет*
Доля общества в уставном капитале эмитента: *0 %*
Доля обыкновенных акций эмитента, принадлежащих обществу: *0%*
Основание признания общества дочерним по отношению к эмитенту: *Доля Эмитента в уставном капитале общества более 50 %*
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Алексеев Валерий Петрович

Персональный состав Совета директоров:
Алексеев Валерий Петрович
Год рождения: ***1956***
Доля данного лица в уставном капитале эмитента: ***0,0354*** %
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,0443 %***

Бодрова Елена Михайловна
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ноздрин Алексей Владимирович
Год рождения: ***1977***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Подолянченко Игорь Владимирович
Год рождения: ***1972***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Симаков Сергей Иванович
Год рождения: ***1957***
Доля данного лица в уставном капитале эмитента: ***0,00995*** %
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,012%***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Антропов Владимир Николаевич
Год рождения: ***1968***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

5. Полное фирменное наименование: ***открытое акционерное общество "Региональные информационные сети"***
Сокращённое фирменное наименование: ***ОАО "РИНЕТ"***
Вид деятельности: ***Услуги Интернет***
Место нахождения: ***630102, г. Новосибирск, ул. Трудовая, 1***
Доля эмитента в уставном капитале общества: ***100 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***100 %***
Значение общества для деятельности эмитента: ***Развитие услуг интернет***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Гриб Анатолий Викторович

Персональный состав Совета директоров:
Беленький Валерий Григорьевич

Год рождения: *1963*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Гриб Анатолий Викторович
Год рождения: *1961*
Доля данного лица в уставном капитале эмитента: *0,00048 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,000107 %*

Левин Дмитрий Николаевич
Год рождения: *1966*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Подолянченко Игорь Владимирович
Год рождения: *1972*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Шейфер Александр Андреевич
Год рождения: *1952*
Доля данного лица в уставном капитале эмитента: *0,037 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,048 %*

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Левин Дмитрий Николаевич
Год рождения: *1966*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

6. Полное фирменное наименование: ***закрытое акционерное общество "АТС-32"***
Сокращённое фирменное наименование: ***ЗАО "АТС-32"***
Вид деятельности: ***Местная телефонная связь, услуги Интернет***
Место нахождения: ***г. Иркутск, ул. Мира, 94***
Доля эмитента в уставном капитале общества: ***100 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***100 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Ширшов Олег Петрович

Персональный состав Совета директоров:
Бодрова Елена Михайловна
Год рождения: *1963*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Гриб Анатолий Викторович
Год рождения: ***1961***
Доля данного лица в уставном капитале эмитента: ***0,00048 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,000107 %***

Дадыкин Иван Витальевич
Год рождения: ***1960***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Пирожков Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ширшов Олег Петрович
Год рождения: ***1957***
Доля данного лица в уставном капитале эмитента: ***0,0033 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,004 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Майба Владимир Васильевич
Год рождения: ***1953***
Доля данного лица в уставном капитале эмитента: ***0,00035 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,00047 %***

7. Полное фирменное наименование: ***закрытое акционерное общество "АТС-41"***
Сокращённое фирменное наименование: ***ЗАО "АТС-41"***
Вид деятельности: ***Местная телефонная связь, услуги Интернет***
Место нахождения: ***Иркутская область, г. Братск, ул. Пионерская, 11"А", стр.1***
Доля эмитента в уставном капитале общества: ***100 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***100 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:
Совет директоров (наблюдательный совет)
Председатель Совета директоров – Ширшов Олег Петрович

Персональный состав Совета директоров:
Бодрова Елена Михайловна
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Гриб Анатолий Викторович
Год рождения: ***1961***
Доля данного лица в уставном капитале эмитента: ***0,00048 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,000107 %***

Дадыкин Иван Витальевич
Год рождения: *1960*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Пирожков Сергей Михайлович
Год рождения: *1955*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Ширшов Олег Петрович
Год рождения: *1957*
Доля данного лица в уставном капитале эмитента: *0,0033 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,004 %*

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Аганин Алексей Алексеевич
Год рождения: *1956*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

8. Полное фирменное наименование: ***открытое акционерное общество "Акционерная компания развития телефонной связи "Мобилтелеком"***
Сокращённое наименование: ***ОАО "АК Мобилтелеком"***
Вид деятельности: ***Услуги Интернет, передача данных, пейджинговая связь***
Место нахождения: ***г. Улан-Удэ, ул. Сухэ-Батора, 7***
Доля эмитента в уставном капитале общества: ***91,75 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***91,75 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0,000314 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0,000416 %***

Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:
Совет директоров (наблюдательный совет)
Председатель Совета директоров – Здаров Андрей Валентинович

Персональный состав Совета директоров:
Бодрова Елена Михайловна
Год рождения: *1963*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Буинов Павел Александрович
Год рождения: *1975*
Доля данного лица в уставном капитале эмитента: *0,0097 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,0129 %*

Здаров Андрей Валентинович

Год рождения: *1963*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Ноздрин Алексей Владимирович
Год рождения: *1977*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Пирожков Сергей Михайлович
Год рождения: *1955*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Подолянченко Игорь Владимирович
Год рождения: *1972*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Степанова Людмила Николаевна
Год рождения: *1978*
Доля данного лица в уставном капитале эмитента: *0,0118 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,0133 %*

Коллегиальный исполнительный орган (правление, дирекция) - *не предусмотрен уставом юридического лица*

Лицо осуществляющее функции единоличного исполнительного органа:
Боржонов Игорь Кимович
Год рождения: *1962*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

9. Полное фирменное наименование: *открытое акционерное общество "НГТС-Пэйдж"*
Сокращённое фирменное наименование: *ОАО "НГТС-Пэйдж"*
Вид деятельности: *Пейджинговая связь*
Место нахождения: *г. Новосибирск, ул. Выставочная, 15/3*
Доля эмитента в уставном капитале общества: *72,7 %*
Доля обыкновенных акций общества, принадлежащих эмитенту: *72,7%*
Значение общества для деятельности эмитента: *Контроль рынка связи*
Доля общества в уставном капитале эмитента: *0 %*
Доля обыкновенных акций эмитента, принадлежащих обществу: *0%*
Основание признания общества дочерним по отношению к эмитенту: *Доля Эмитента в уставном капитале общества более 50 %*
Органы управления:

Совет директоров (наблюдательный совет)
Полномочия Совета директоров закончились в связи с тем, что годовое общее собрание акционеров не было проведено в установленные законом сроки. Внеочередным общим собранием акционеров принято решение о ликвидации общества.

Коллегиальный исполнительный орган (правление, дирекция) - *не предусмотрен уставом юридического лица*

Лицо осуществляющее функции единоличного исполнительного органа:
Литвишко Сергей Алексеевич (председатель ликвидационной комиссии)

Год рождения: *1963*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

10. Полное фирменное наименование: *закрытое акционерное общество "ТелеРосс-Новосибирск"*
Сокращённое фирменное наименование: *ЗАО "ТелеРосс-Новосибирск"*
Вид деятельности: *Телефонная связь, передача данных, услуги Интернет (Golden Telecom)*
Место нахождения: *г. Новосибирск, ул. Ленина, 12*
Доля эмитента в уставном капитале общества: *50 %*
Доля обыкновенных акций общества, принадлежащих эмитенту: *50 %*
Значение общества для деятельности эмитента: *Контроль рынка связи*
Доля общества в уставном капитале эмитента: *0 %*
Доля обыкновенных акций эмитента, принадлежащих обществу: *0%*
Основание признания общества зависимым по отношению к эмитенту: *Доля Эмитента в уставном капитале общества более 20 %*
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Пирожков Сергей Михайлович

Персональный состав Совета директоров:
Бутенко Анатолий Иванович
Год рождения: *1974*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Гриб Анатолий Викторович
Год рождения: *1961*
Доля данного лица в уставном капитале эмитента: *0,00048 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,000107 %*

Кудрявцев Александр Георгиевич
Год рождения: *1954*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Патока Андрей Евгеньевич
Год рождения: *1969*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Пирожков Сергей Михайлович
Год рождения: *1955*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Шейфер Александр Андреевич
Год рождения: *1952*
Доля данного лица в уставном капитале эмитента: *0,037 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,048 %*

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:

Балаш Валерий Александрович
Год рождения: *1944*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

11. Полное фирменное наименование: *закрытое акционерное общество "Новоком"*
Сокращённое фирменное наименование: *ЗАО "Новоком"*
Вид деятельности: *Местная телефонная связь, услуги Интернет*
Место нахождения: *г. Новосибирск, ул. Октябрьская, 17*
Доля эмитента в уставном капитале общества: *50 %*
Доля обыкновенных акций общества, принадлежащих эмитенту: *50 %*
Значение общества для деятельности эмитента: *Контроль рынка связи*
Доля общества в уставном капитале эмитента: *0 %*
Доля обыкновенных акций эмитента, принадлежащих обществу: *0%*
Основание признания общества зависимым по отношению к эмитенту: *Доля Эмитента в уставном капитале общества более 20 %*
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Гриб Анатолий Викторович

Персональный состав Совета директоров:

Гриб Анатолий Викторович
Год рождения: *1961*
Доля данного лица в уставном капитале эмитента: *0,00048 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,000107 %*

Колпаков Александр Сергеевич
Год рождения: *1961*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Михайлов Михаил Григорьевич
Год рождения: *1951*
Доля данного лица в уставном капитале эмитента: *0,00003 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,00003 %*

Пономаренко Борис Федосеевич
Год рождения: *1940*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Пономаренко Михаил Борисович
Год рождения: *1966*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Коняхина Елена Васильевна
Год рождения: *1963*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Коллегиальный исполнительный орган (правление, дирекция) - не *предусмотрен уставом юридического лица*

Лицо осуществляющее функции единоличного исполнительного органа:
Нехаев Александр Львович
Год рождения: *1953*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

12. Полное фирменное наименование: ***открытое акционерное общество "Иркутская расчетная палата"***
Сокращённое фирменное наименование: ***ОАО "ИРП"***
Вид деятельности: ***услуги Интернет***
Место нахождения: ***г. Иркутск, пер. Богданова, 8***
Доля эмитента в уставном капитале общества: ***34 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***34 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:

Совет директоров (наблюдательный совет)

Полномочия Совета директоров закончились в связи с тем, что общее собрание акционеров не было проведено в установленные законом сроки.

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Козинцев Александр Анатольевич
Год рождения: ***1945***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

13. Полное фирменное наименование: ***открытое акционерное общество "Цифровая сеть и телекоммуникационные системы Новосибирской области"***
Сокращённое фирменное наименование: ***ОАО "ЦСиТКСН"***
Вид деятельности: ***Местная и внутризоновая телефонная связь***
Место нахождения: ***г. Новосибирск, Красный проспект, 17***
Доля эмитента в уставном капитале общества: ***30 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***30 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:

Совет директоров (наблюдательный совет)

Полномочия Совета директоров закончились в связи с тем, что общее собрание акционеров не было проведено в установленные законом сроки.

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Рэувен Билиг

Год рождения: *1952*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

14. Полное фирменное наименование: *общество с ограниченной ответственностью "Связьинвест-Медиа-Сибирь"*
Сокращённое фирменное наименование: *ООО "СИМедиа-Сибирь"*
Вид деятельности: *Издательская деятельность*
Место нахождения: *г. Новосибирск, ул. М.Горького,53*
Доля эмитента в уставном капитале общества: *25,01 %*
Значение общества для деятельности эмитента: *Выпуск телефонных справочников*
Доля общества в уставном капитале эмитента: *0 %*
Доля обыкновенных акций эмитента, принадлежащих обществу: *0%*
Основание признания общества зависимым по отношению к эмитенту: *Доля Эмитента в уставном капитале общества более 20 %*
Органы управления:

Совет директоров (наблюдательный совет) – *не предусмотрен уставом юридического лица*
Коллегиальный исполнительный орган (правление, дирекция) - *не предусмотрен уставом юридического лица*

Лицо осуществляющее функции единоличного исполнительного органа:
Долгалёва Светлана Борисовна
Год рождения: *1969*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

15. Полное фирменное наименование: *общество с ограниченной ответственностью "Гипросвязь-Сибирь"*
Сокращённое фирменное наименование: *ООО " Гипросвязь-Сибирь"*
Вид деятельности: *Проектный инжениринг, разработка проектной документации*
Место нахождения: *г.Новосибирск, ул.Выставочная, 15/3*
Доля эмитента в уставном капитале общества: *24 %*
Значение общества для деятельности эмитента: *Контроль за деятельностью поставщика услуг*
Доля общества в уставном капитале эмитента: *0 %*
Доля обыкновенных акций эмитента, принадлежащих обществу: *0%*
Основание признания общества зависимым по отношению к эмитенту: *Доля Эмитента в уставном капитале общества более 20 %*
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Сысоев Александр Абрамович

Кармазин Геннадий Львович
Год рождения: *1955*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Сысоев Александр Абрамович
Год рождения: *1949*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Курашова Валентина Викторовна
Год рождения: *1952*
Доля данного лица в уставном капитале эмитента: *0 %*

Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Ноздрин Владимир Викторович
Год рождения: *1950*
Доля данного лица в уставном капитале эмитента: *0,0047 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Фирстов Сергей Викторович
Год рождения: *1981*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Столяров Виктор Васильевич
Год рождения: *1958*
Доля данного лица в уставном капитале эмитента: *0,00015 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,0002 %*

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Столяров Виктор Васильевич
Год рождения: *1958*
Доля данного лица в уставном капитале эмитента: *0,00015 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,0002 %*

3.6. Состав, структура и стоимость основных средств эмитента, информация о планах по приобретению, замене, выбытию основных средств, а также обо всех фактах обременения основных средств эмитента.

3.6.1. Основные средства.

Информация о первоначальной (восстановительной) стоимости основных средств и сумме начисленной амортизации за 2 квартал 2007г.:

Отчетная дата: 30.06.2007г.

	Первоначальная (восстановительная) стоимость, тыс. руб. на 30.06.2007	Сумма начисленной амортизации, тыс. руб.
Здания	2 919 519	666 881
Земельные участки и объекты природопользования	13 963	-
Сооружения и передаточные устройства	12 105 996	4 352 423
Машины и оборудование	19 797 238	9 202 008
Транспортные средства	408 389	287 961
Вычислительная и оргтехника	2 163 465	1 397 038
Жилой фонд	26 097	-
Прочие основные средства	728 691	474 128
Итого:	**38 163 358**	**16 380 439**

Сведения о способах начисления амортизационных отчислений:
Согласно Учетной политики (п.2.2 «Порядок учета основных средств») начисление амортизации по объектам основных средств производится линейным способом исходя из первоначальной стоимости или восстановительной стоимости (в случае проведения переоценки) объекта основных средств и нормы амортизации, исчисленной исходя из срока полезного использования этого объекта.

Результаты последней переоценки основных средств и долгосрочно арендуемых основных средств, осуществленной за 5 последних завершенных финансовых лет:
Переоценка основных средств и долгосрочно арендуемых основных средств в течение 5 завершенных финансовых лет не производилась.

Планы по приобретению, замене, выбытию основных средств, стоимость которых составляет 10 и более процентов стоимости основных средств эмитента, и иных основных средств по усмотрению эмитента:
Эмитент не планирует производить существенные изменения в составе основных средств, в том числе у Эмитента отсутствуют планы по приобретению, замене, выбытию основных средств, стоимость которых составляет 10 и более процентов стоимости основных средств Эмитента.

Сведения обо всех фактах обременения основных средств эмитента:

Вид обеспечения	Сумма (руб.)	Наименование организации	Номер и дата договора	Наименование организации, за которую выдано поручительство, залог, гарантия	Дата исполнения обеспеченного обязательства
Залог	836 946 746	АК СБ РФ	№ ДЗ-154/1 от 12.10.2006	Ген. Дирекция ОАО "Сибирьтелеком"	20.09.11
Залог	155 074 669	АК СБ РФ	№ ДЗ-263/1 от 20.12.2004	Ген. Дирекция ОАО "Сибирьтелеком"	07.12.07
Залог	40 765 500	АК СБ РФ	№ДИ-254/1 от 07.12.2004	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	25 666 500	АК СБ РФ	№ДИ-254/2 от 07.12.2004	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	47 712 800	АК СБ РФ	№ДИ-254/3 от 07.12.2004	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09

Залог	23 163 350	АК СБ РФ	№ДИ-254/4 от 07.12.2004	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	191 114 250	АК СБ РФ	№ДИ-254/5 от 02.02 2005	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	72 468 750	АК СБ РФ	№ДИ-254/6 от 02.02.2005	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	133 917 000	АК СБ РФ	№ДИ-254/7 от 02.02.2005	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	80 133 750	АК СБ РФ	№ДИ-254/8 от 02.02.2005	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	24 764 250	АК СБ РФ	№ДИ-254/9 от 20.04.2005	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	194 131 500	АК СБ РФ	№ДИ-254/10 от 20.04.2005	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	86 800 878	ЗАО "ИНГ Банк (Евразия)"	№2005/3-1 от 11.04.2005 г.	Ген. Дирекция ОАО "Сибирьтелеком"	30.06.08
Залог	60 997 024	ЗАО "ИНГ Банк (Евразия)"	№2005/77-4 от 16.01.2006 г.	Ген. Дирекция ОАО "Сибирьтелеком"	30.06.08
Залог	784 671 565	ЗАО "Банк Сосьете Женераль Восток"	№060707/12063/р от 07.07.2006	Ген. Дирекция ОАО "Сибирьтелеком"	10.07.09
Залог	135 119 563	ЗАО "Райффазенбанк Австрия"	№RBA/2082/NSK-1/S1 от 31.01.2006	Ген. Дирекция ОАО "Сибирьтелеком"	31.07.07
Залог	272 497 222	ЗАО "Райффазенбанк Австрия"	№RBA/2082/NSK-2/S1 от 26.04.2006	Ген. Дирекция ОАО "Сибирьтелеком"	25.10.07
Итого	**3 165 945 318**				

IV. Сведения о финансово - хозяйственной деятельности эмитента.

4.1. Результаты финансово - хозяйственной деятельности эмитента.

4.1.1. Прибыль и убытки.

Динамика показателей, характеризующих прибыльность и убыточность эмитента.

Наименование показателя	на 30.06.2007
Выручка, тыс. руб.	12 866 288
Валовая прибыль, тыс. руб.	3 169 540
Чистая прибыль (нераспределенная прибыль (непокрытый убыток)), тыс. руб.	2 069 305
Рентабельность собственного капитала, %	14,9
Рентабельность активов, %	6,0
Коэффициент чистой прибыльности, %	16,1
Рентабельность продукции (продаж), %	24,6
Оборачиваемость капитала, раз	0,6
Сумма непокрытого убытка на отчетную дату, руб.	-
Соотношение непокрытого убытка на отчетную дату и валюты баланса, руб.	-

Для расчета приведенных показателей использовалась методика, рекомендованная федеральным органом исполнительной власти по рынку ценных бумаг.

Экономический анализ прибыльности / убыточности эмитента, исходя из динамики приведенных показателей, а также причины, которые, по мнению органов управления эмитента, привели к убыткам / прибыли эмитента, отраженным в бухгалтерской отчетности по состоянию на момент окончания 2 квартала в сравнении с аналогичным периодом предшествующего года (предшествующих лет):

Первое полугодие 2007 года отличает высокий уровень прибыльности, который обеспечен эффективностью операционной деятельности. Выручка на 1 июля 2007 года по сравнению с аналогичным периодом 2006 года выросла на 2 110 млн. руб. (или на 19,6%), валовая прибыль – на 549 млн. руб. (или на 20,9%). Прирост чистой прибыли составил 33,7%. Положительная динамика показателей рентабельности, представляющих собой результаты соотношения чистой прибыли и средств ее получения, свидетельствует об эффективности работы предприятия. Рентабельность собственного капитала возросла на 2,5 п.п., рентабельность активов – на 0,9 п.п. Рост коэффициента чистой прибыльности составил 1,7 п.п. Рентабельность продукции (продаж) и оборачиваемость капитала также характеризуются положительной динамикой.

Поскольку балансовые убытки у Эмитента отсутствуют, то показатели "сумма непокрытого убытка" и "соотношение убытков по балансу и валюты баланса" - нулевые.

Мнения органов управления Эмитента относительно упомянутых причин и/или степени их влияния на показатели финансово-хозяйственной деятельности Эмитента совпадают.

Ни один из членов Совета директоров или Правления Эмитента не имеет особого мнения относительно упомянутых причин и/или степени их влияния на показатели финансово – хозяйственной деятельности Эмитента.

4.1.2. Факторы, оказавшие влияние на изменение размера выручки от продажи эмитентом товаров, продукции, работ, услуг, и прибыли (убытков) эмитента от основной деятельности.

<u>2 квартал 2007г.</u>

Выручка по отношению ко 2 кварталу 2006 года увеличилась на 1 057 млн. руб. (или на 19,3%), что обусловлено в том числе:

- *на 41,7% услугами внутризоновой связи;*
- *на 38,5% услугами местной телефонной связи;*
- *на 24,8% услугами документальной связи.*

По услугам, оказанным по договору содействия с ОАО «Ростелеком» и услугам проводного вещания отмечается незначительное сокращение выручки.

Основные факторы роста выручки:

- включение с 1 июля 2006 г. в состав доходов от внутризоновой связи доходов от соединений абонентов фиксированной сети с абонентами сетей подвижной связи в пределах одного поселения, а также рост доходов за аренду каналов;

- увеличение абонентской базы и ввод в действие тарифных планов по абонентской плате с 1 февраля 2007;

- прирост доходов от предоставления услуг документальной электросвязи обусловлен ростом пользователей услуг широкополосного доступа, а также ростом объема услуг предоставления доступа к Интернет;

Расходы Компании за 2 квартал 2007 года возросли на 772,1 млн. руб. или на 18,2%.

В общей сумме прироста затрат Компании наибольшую долю занимают расходы по услугам операторов связи (51%) и расходы на оплату труда и отчисления на социальное страхование (21%). Рост расходов по услугам операторов связи объясняется изменением порядка межоператорских взаимоотношений согласно нормативно-правовой базы отрасли.
Факторами роста расходов на оплату труда и отчисления на социальное страхование явились повышение средней заработной платы, что обусловлено ситуацией, сложившейся на рынке трудовых ресурсов и поквартальное начисление резерва на выплату годового вознаграждения согласно учетной политике Общества на 2007 год (в 2006 году начисление резерва производилось единовременно в 4 квартале).

В целом, итоги операционной деятельности 2 квартала 2007 года можно оценивать как позитивные. Уровень прибыльности достаточно высок.

Мнения членов Совета директоров и Правления Эмитента относительно упомянутых причин и/или степени их влияния на показатели финансово – хозяйственной деятельности Эмитента совпадают.

Ни один из членов Совета директоров или Правления Эмитента не имеет особого мнения относительно упомянутых причин и/или степени их влияния на показатели финансово – хозяйственной деятельности Эмитента.

4.2. Ликвидность эмитента, достаточность капитала и оборотных средств.

Показатели, характеризующих ликвидность эмитента:

Наименование показателя	на 30.06.2007
Собственные оборотные средства, тыс. руб.	- 14 589 851
Индекс постоянного актива	2,05
Коэффициент текущей ликвидности	0,51
Коэффициент быстрой ликвидности	0,42
Коэффициент автономии собственных средств	0,41

Для расчета приведенных показателей использовалась методика, рекомендованная нормативными актами федерального органа исполнительной власти по рынку ценных бумаг.

Экономический анализ ликвидности и платежеспособности эмитента, достаточности собственного капитала эмитента для исполнения краткосрочных обязательств и покрытия текущих операционных расходов эмитента на основе экономического анализа динамики приведенных показателей:

Недостаток собственных оборотных средств эмитента, рассчитываемый по методике ФСФР России, практически не изменился за отчетный квартал.

Показатели ликвидности указывают на степень платежеспособности Эмитента по краткосрочным долгам. Смысл этих показателей состоит в сравнении величины текущих обязательств Эмитента и его оборотных средств, которые должны обеспечить погашение обязательств.

Коэффициент текущей ликвидности показывает, достаточно ли у Эмитента средств, которые могут быть использованы для погашения краткосрочных обязательств. Значение коэффициента ухудшилось на 27%.

Коэффициент быстрой ликвидности - более жесткая оценка ликвидности Эмитента, этот коэффициент рассчитывается с использованием только части текущих активов - денежных средств, финансовых вложений и дебиторской задолженности, которые сопоставляются с текущими обязательствами. Значение коэффициента ухудшилось на 28%.

Столь существенное ухудшение показателей ликвидности обусловлено переводом облигационного займа в размере 3 млрд. руб. из состава долгосрочных долгов в разряд краткосрочных, подлежащих уплате в течение ближайшего года.

Коэффициент автономии собственных средств – это характеристика устойчивости финансового состояния предприятия, характеризующая степень его финансовой независимости. Коэффициент показывает долю активов эмитента, которые обеспечиваются собственными средствами. Значение этого показателя зависит от характера деятельности предприятия: в фондоемких производствах его нормальный уровень должен быть выше, чем в материалоемких. За отчетный квартал коэффициент автономии эмитента возрос на 5% в результате превышения темпов прироста собственного капитала за счет прибыли над темпами прироста обязательств.

Индекс постоянного актива характеризует источники финансирования долгосрочных активов Эмитента. Во 2 квартале 2007 года инвестиции Эмитента были незначительными, в результате чего индекс постоянного актива сократился на 3,3%.

Описание факторов, которые, по мнению органов управления эмитента, привели к изменению значения какого-либо из приведенных показателей по сравнению с предыдущим отчетным периодом на 10 или более процентов:

Основным фактором, приведшим к существенным изменениям значений показателей, является проведение Эмитентом активной инвестиционной политики, вызвавшее необходимость постоянного привлечения заемных средств. Также этому способствовала необходимость реализации проекта по внедрению универсальных услуг связи.

Эмитент управляет вышеприведенными показателями ликвидности посредством реализации Программы повышения эффективности деятельности, которая предполагает сокращение текущих затрат, и Финансовой стратегии. Улучшение показателей ликвидности планируется также в результате снижения инвестиционной активности Эмитента в будущем.

В результате данных мероприятий Эмитент планирует в 2008-2009 гг. получить положительный чистый денежный поток, что позитивно отразится на финансовых показателях деятельности. Кроме этого Эмитент планирует заменить краткосрочные обязательства долгосрочными путем эмиссии облигаций, привлечения международных займов, что также позитивно отразится на показателях ликвидности.

Мнения органов управления Эмитента относительно упомянутых причин и/или степени их влияния на показатели финансово – хозяйственной деятельности Эмитента совпадают.

Ни один из членов Совета директоров или Правления Эмитента не имеет особого мнения относительно упомянутых причин и/или степени их влияния на показатели финансово – хозяйственной деятельности Эмитента.

4.3. Размер и структура капитала и оборотных средств эмитента.

4.3.1. Размер и структура капитала и оборотных средств эмитента.

Наименование показателя	на 30.06.2007
а) Размер уставного капитала Эмитента, тыс. руб.	2 387 973
б) Общая стоимость акций эмитента, выкупленных эмитентом для последующей перепродажи:	-
Процент акций эмитента, выкупленных эмитентом для последующей перепродажи (передачи), от размещенных акций (уставного капитала) эмитента	-
в) Размер резервного капитала эмитента, формируемого за счет отчислений из прибыли эмитента, тыс. руб.	119 399
г) Размер добавочного капитала эмитента, отражающий прирост стоимости активов, выявляемый по результатам переоценки, а также сумму разницы между продажной ценой (ценой размещения) и номинальной стоимостью акций общества за счет продажи акций по цене, превышающей номинальную стоимость, тыс. руб.	1 766 879
д) Размер нераспределенной чистой прибыли эмитента, тыс. руб.	9 568 861
е) Общая сумма капитала эмитента, тыс. руб.	13 843 112

Структура и размер оборотных средств эмитента в соответствии с бухгалтерской отчетностью эмитента (тыс. руб.):

Наименование показателя	2 кв. 2007
Оборотные средства, тыс. руб. в том числе:	5783647
Денежные средства и их эквиваленты, тыс. руб. доля в оборотных средствах, %	811721 14,03
Краткосрочная дебиторская задолженность, тыс. руб. доля в оборотных средствах, %	3905312 67,52
Запасы, тыс. руб. доля в оборотных средствах, %	728794 12,60
НДС по приобретенным ценностям, тыс. руб. доля в оборотных средствах, %	335907 5,81
Прочие оборотные активы, тыс. руб. доля в оборотных средствах, %	1913 0,03

Источники финансирования оборотных средств эмитента (собственные источники, займы, кредиты):
Оборотные средства Эмитента полностью финансируются за счет заемных и привлеченных средств (кредитов, займов, кредиторской задолженности).

Политика эмитента по финансированию оборотных средств:
Эмитент стремится к оптимизации состава оборотных активов. Несмотря на то, что в настоящее время оборотные средства Эмитента полностью финансируются за счет заемных и привлеченных средств, постепенно Эмитент переходит от агрессивной политики управления оборотными активами к умеренной. Умеренная политика по финансированию оборотных средств, на которую ориентируется Эмитент, характеризуется тем, что часть оборотных активов должна финансироваться за счет средств перманентного капитала, чему способствует постепенный переход на консервативную политику управления пассивами.

Факторы, которые могут повлечь изменение в политике финансирования оборотных средств:
- резкое снижение или увеличение процентных ставок по заемным средствам может повлиять на объем привлекаемых заемных средств;
- существенное снижение выручки Эмитента.

Оценка вероятности появления указанных факторов: ***незначительная.***

4.3.2. Финансовые вложения эмитента.

Перечень финансовых вложений эмитента, которые составляют 10 и более процентов всех его финансовых вложений на дату окончания соответствующего отчетного периода. Данный перечень

представляется отдельно по эмиссионным ценным бумагам, неэмиссионным ценным бумагам и иным финансовым вложениям эмитента (вклады в уставные капиталы обществ с ограниченной ответственностью, выданные кредиты и т.д.).
Величина всех финансовых вложений эмитента на конец последнего завершенного квартала (на 30.06.2007г.): ***1 232 969 тыс. руб.***

Перечень финансовых вложений эмитента, которые составляют 10 и более процентов всех его финансовых вложений на 30.06.2007г.:

1. Эмиссионные ценные бумаги:

1.1. Вид ценных бумаг: ***обыкновенные именные бездокументарные акции***

Полное фирменное наименование эмитента ценных бумаг: ***Закрытое акционерное общество «Байкалвестком»***

Сокращенное фирменное наименование эмитента ценных бумаг: ***ЗАО «БВК»***

Место нахождения: ***664005, г. Иркутск, ул. 2-я Железнодорожная, 68***

Государственный регистрационный номер выпуска: ***1-03-40376-N***

Дата регистрации: ***03.12.1998 г.***

Регистрирующий орган: ***Иркутское Региональное отделение ФКЦБ России***

Количество ценных бумаг, находящихся в собственности эмитента: ***1 000 шт.***

Общая номинальная стоимость ценных бумаг, находящихся в собственности эмитента: ***24 582 201 руб.***

Общая балансовая стоимость ценных бумаг, находящихся в собственности эмитента: ***285 767 609,76 руб.***

Размер объявленного дивиденда по обыкновенным акциям за 2006г.: ***по состоянию на 30.06.2007г. начислено 299 688 480 руб.***

Срок выплаты: ***третий – четвертый квартал 2007г.***

Увеличение величины вложения в акции в связи с увеличением уставного капитала акционерного общества, осуществленного за счет имущества такого общества, не имело места.

Резервы под обесценение ценных бумаг не создавались.

Размер потенциального убытка, связанного с банкротством организации, в которую были произведены инвестиции, равен величине финансового вложения.

1.2. Вид ценных бумаг: ***обыкновенные именные бездокументарные акции***

Полное фирменное наименование эмитента ценных бумаг: ***Закрытое акционерное общество «Енисейтелеком»***

Сокращенное фирменное наименование эмитента ценных бумаг: ***ЗАО «ЕТК»***

Место нахождения: ***660020, г. Красноярск, ул. Качинская, 20***

Сведения о выпусках ценных бумаг данной категории (типа), находящихся в собственности эмитента:

Дата государственной регистрации выпуска	Государственный регистрационный номер выпуска	Орган, осуществивший государственную регистрацию выпуска
01.09.1997	1-01-70001-N	Красноярское РО ФКЦБ России
18.11.1997	1-02-70001-N	Красноярское РО ФКЦБ России

Количество ценных бумаг, находящихся в собственности эмитента: ***485 300 руб.***

Общая номинальная стоимость ценных бумаг, находящихся в собственности эмитента: ***38 824 000 руб.***

Общая балансовая стоимость ценных бумаг, находящихся в собственности эмитента: ***421 601 381,75 руб.***

Размер объявленного дивиденда по обыкновенным акциям за 2006г.: ***по состоянию на 30.06.2007г. начислено 380 028 956,94.***

Срок выплаты: ***третий – четвертый квартал 2007г.***

Увеличение величины вложения в акции в связи с увеличением уставного капитала акционерного общества, осуществленного за счет имущества такого общества, не имело места.

Резервы под обесценение ценных бумаг не создавались.

Размер потенциального убытка, связанного с банкротством организации, в которую были произведены инвестиции, равен величине финансового вложения.

1.3. Вид ценных бумаг: ***обыкновенные именные бездокументарные акции***

Полное фирменное наименование эмитента ценных бумаг: ***Акционерный коммерческий Сберегательный банк Российской Федерации (Открытое акционерное общество)***

Сокращенное фирменное наименование эмитента ценных бумаг: ***Сбербанк России ОАО***

Место нахождения: ***Россия, 117997, г. Москва, улица Вавилова, дом 19***

Государственный регистрационный номер выпуска: ***1-02-01481-В***

Дата регистрации: ***21.07.2006г.***

Регистрирующий орган: ***Департамент лицензирования деятельности и финансового оздоровления кредитных организаций Банка России***

Количество ценных бумаг, находящихся в собственности эмитента: ***1 247 шт.***

Общая номинальная стоимость ценных бумаг, находящихся в собственности эмитента:
3 741 000,00 руб.

Общая балансовая стоимость ценных бумаг, находящихся в собственности эмитента:
114 478 415,82 руб.

Размер объявленного дивиденда по обыкновенным акциям за 2006г.: ***по состоянию на 30.06.2007г. начислено 437 453,84 руб.***

Срок выплаты: ***третий квартал 2007г.***

Увеличение величины вложения в акции в связи с увеличением уставного капитала акционерного общества, осуществленного за счет имущества такого общества, не имело места.

Резервы под обесценение ценных бумаг не создавались.

Размер потенциального убытка, связанного с банкротством организации, в которую были произведены инвестиции, равен величине финансового вложения.

2. Неэмиссионные ценные бумаги: ***финансовые вложения эмитента в неэмиссионные ценные бумаги, которые составляют 10 и более процентов всех его финансовых вложений на конец последнего финансового года и на дату завершения 1 квартала 2007г., отсутствуют.***

3. Иные финансовые вложения Эмитента:

3.1. Объект финансового вложения: ***заем, предоставленный Эмитентом***

Полное фирменное наименование заемщика: ***Закрытое акционерное общество «Стек Джи Эс Эм»***

Сокращенное фирменное наименование заемщика: ***ЗАО «Стек Джи Эс Эм»***

Место нахождения заемщика: ***650000, г. Кемерово, проспект Советский, д. 61***

ИНН заемщика: ***4205022570***

Предоставлен заем в сумме 210 000 000 руб. на срок до 31.12.2008 под 5% годовых с ежемесячной уплатой процентов. Задолженность ЗАО «Стек Джи Эс Эм» на 30.06.2007г. по данной сделке составляет – 211 064 383 руб. с учетом процентов.

Размер потенциального убытка, связанного с банкротством организации, в которую были произведены инвестиции, равен размеру финансового вложения.

Средства Эмитента не размещены на депозитных или иных счетах в банках и иных кредитных организациях, лицензии которых были приостановлены либо отозваны, или в отношении которых принято решение о реорганизации, ликвидации, а также о начале процедуры банкротства, либо о признании таких организаций несостоятельными (банкротами), поэтому информация о величине потенциальных убытков в связи с этими событиями не предоставляется.

Стандарты (правила) бухгалтерской отчетности, в соответствии с которыми эмитент произвел расчеты, отраженные в настоящем пункте:

1. Положение по бухгалтерскому учету «Бухгалтерская отчетность организации» (ПБУ 4/99)», утвержденное Приказом Минфина РФ от 06.07.1999 N 43н.
2. Положение по бухгалтерскому учету «Учет финансовых вложений» ПБУ 19/02», утвержденное Приказом Минфина РФ от 10.12.2002 N 126н.

4.3.3. Нематериальные активы эмитента.

Информация о составе, о первоначальной (восстановительной) стоимости нематериальных активов эмитента и величине начисленной амортизации за 2 квартал 2007г.

Наименование группы объектов нематериальных активов		Первоначальная (восстановительная) стоимость, тыс. руб.	Сумма начисленной амортизации, тыс. руб.
Отчетная дата: **на 30.06.2007г.**			
1.	Программное обеспечение, тыс. руб.	2 195	221
2.	Патенты, лицензии, товарные знаки и иные аналогичные с перечисленным права и активы, тыс. руб.	63	26
3.	Прочие нематериальные активы, тыс. руб.	59	23
Итого:		**2 317**	**270**

Взносы нематериальных активов в уставный капитал или их поступления в безвозмездном порядке места не имели.
Переоценка нематериальных активов не производилась.

Стандарты (правила) бухгалтерского учета, в соответствии с которыми эмитент представляет информацию о своих нематериальных активах:
1. Положение по ведению бухгалтерского учета и бухгалтерской отчетности в РФ, утвержденное приказом Минфина РФ от 29.07.1998 г. № 34н (пункт 55);
2. Положение по бухгалтерскому учету «Учет нематериальных активов» (ПБУ 14/2000), утвержденное приказом Минфина РФ от 16.10.2000 г. № 91.

4.4. Сведения о политике и расходах эмитента в области научно-технического развития, в отношении лицензий и патентов, новых разработок и исследований.

Политика эмитента в области научно - технического развития:
Политика Эмитента в области научно-технического развития заключается в модернизации устаревшего и неэффективного оборудования, в разработке и внедрении инновационных технологий, а также в привлечении высококвалифицированных кадров и внедрении современной системы управления.

Затраты на осуществление научно-технической деятельности за счет собственных средств эмитента:
Затрат на осуществление научно-технической деятельности в том числе, на покупку результатов научно-технического развития, эмитент не осуществлял, разработку новых продуктов на стороне (аутсорсинг) за счет собственных средств не заказывал.

Сведения о создании и получении эмитентом правовой охраны основных объектов интеллектуальной собственности:
Эмитент осуществляет свою деятельность под товарным знаком (знаком обслуживания):
Эмитент осуществляет свою деятельность под товарным знаком (знаком обслуживания):
1. Номер свидетельство о регистрации: ***246828***
Дата выдачи: ***23.05.2003г.***
Орган, выдавший свидетельство: ***Российское агентство по патентам и товарным знакам***
Срок действия: ***до 15.10.2012г.***
ОАО «Сибирьтелеком» является правообладателем в отношении следующих товаров (услуг):
38 – телефонная связь, телеграфная связь, международная связь, связь через Интернет, передача сообщений, предоставление в аренду каналов связи.

Цветовое сочетание: фиолетовый, голубой, белый.
Неохраняемым элементом товарного знака является «Телеком».

Основные направления и результаты использования объектов интеллектуальной собственности:
Основным направлением использования объектов интеллектуальной собственности является использования товарного знака при оказании всех видов услуг ОАО «Сибирьтелеком», защита наименования Общества, использование его для создания мощного рекламного брэнда.

Факторы риска, связанные с возможностью истечения сроков действия основных для эмитента патентов, лицензий на использование товарных знаков:
В случае истечения срока действия регистрации товарного знака прекращается его правовая охрана, однако, риск, связанный с возможностью истечения свидетельства Эмитента на товарный знак, оценивается как минимальный, поскольку Эмитент планирует в случае необходимости предпринять все необходимые действия для своевременного возобновления соответствующего свидетельства.

4.5. Анализ тенденций развития в сфере основной деятельности эмитента.

Основные тенденции развития отрасли экономики, в которой эмитент осуществляет основную деятельность, за 5 последних завершенных финансовых лет.
Телекоммуникационный рынок Сибирского Федерального Округа - территории обслуживания ОАО "Сибирьтелеком" - за последние 5 лет динамично развивается. Прирост достигается в равной степени как за счет увеличения объемов потребления услуг деловым сектором, так и населением.
Высокие темпы прироста по всем основным видам услуг связи обусловлены изменениями, происходящими в отрасли связи и в экономике региона в целом:

- ***имеет место тенденция к активному росту численного и качественного состава альтернативных предприятий связи;***
- ***в экономике России наблюдается устойчивый рост, который стимулирует развитие предприятий среднего и малого бизнеса, активизирует бизнес-процессы, и как следствие, повышает спрос на услуги связи;***
- ***бурное развитие технологий связи и повышение уровня информатизации общества является мощным катализатором спроса на новые услуги связи.***

Приоритетными задачами государственной политики на среднесрочную перспективу в сфере развития информационной и телекоммуникационной инфраструктуры, рынка услуг связи являются: обеспечение доступа широких слоев населения к телекоммуникационной инфраструктуре и информационным ресурсам, опережающее развитие инфраструктуры связи, повышение инвестиционной привлекательности отрасли связи и информатизации, создание условий для ускоренного развития новых технологий, обеспечение государственных интересов и информационной безопасности, создание условий для добросовестной конкуренции, поддержка отечественного производителя средств связи.
Для реализации поставленных задач осуществляется и предусматривается:

- ***проведение эффективной технологической политики, направленной на модернизацию существующих и внедрение новых систем и сетей связи общего пользования;***
- ***ускоренное развитие рынка современных и высококачественных услуг связи (передача данных, услуги по доступу в сеть Интернет и услуги иных телематических служб, подвижная связь, услуги цифровых сетей с интеграцией обслуживания, интеллектуальных сетей и др.);***
- ***гармонизация использования радиочастотного спектра в соответствии с международными договорами Российской Федерации, продолжение работ в области конверсии радиочастотного спектра, использование экономических подходов при реализации частот путем проведения конкурсов;***
- ***совершенствование механизма государственного регулирования цен (тарифов) на услуги связи, предусматривающего приведение размера тарифов на услуги связи до уровня экономически обоснованных затрат (с включением инвестиционной составляющей), снижение до минимума пределов перекрестного субсидирования услуг связи, переход к государственному регулированию тарифов по методу предельного ценообразования;***

- *поэтапное создание системы универсального обслуживания (предоставление любому пользователю на территории Российской Федерации доступа к сети связи общего пользования в заданное время с оказанием ему основных услуг связи с установленными качественными характеристиками и по доступным ценам);*
- *обеспечение недискриминационного доступа операторов связи к сети связи общего пользования и установление тарифов на услуги присоединения и пропуска трафика, введение раздельного учета доходов и расходов операторов связи по видам услуг связи;*
- *внедрение прозрачных и публичных процедур выдачи и аннулирования лицензий и формирование объективных лицензионных требований и условий, направленных на развитие телекоммуникационной инфраструктуры;*
- *реализация комплекса мер, направленных на развитие конкурентоспособного национального производства оборудования связи и программного обеспечения;*
- *создание и развитие рынка информатизации и знаний как факторов производства, переход информационных ресурсов общества в реальные ресурсы социально-экономического развития, систематизация государственных информационных ресурсов и перевод их в электронную форму, что предполагает развитие системы электронной коммерции и российского сегмента сети Интернет, обеспечение доступа учебных заведений к российским и международным ресурсам;*
- *переход на цифровую технологию распространения телерадиопрограмм, обеспечивающий одновременное увеличение количества распространяемых программ.*

В течение последних нескольких лет наблюдается тенденция перераспределения доли доходов от различных видов услуг связи в пользу нетрадиционных услуг: мобильная связь, документальная электросвязь, IP-телефония, доступ к сети Интернет.

Общая оценка результатов деятельности эмитента в данной отрасли и оценка соответствия результатов деятельности эмитента тенденциям развития отрасли:
Развитие отрасли связи соответствует общим положительным тенденциям в российской экономике. На протяжении последних нескольких лет отрасль связи динамично развивается: появляются новые технологии, растет спрос на услуги связи.
Развитие деятельности ОАО "Сибирьтелеком" соответствует общим тенденциям отрасли: деятельность Общества направлена на предоставление полного спектра телекоммуникационных услуг широкому кругу потребителей; наблюдается рост доходов от оказания услуг связи, доли доходов от новых услуг в общем объеме доходов эмитента. В настоящее время Общество занимает лидирующее положение на рынке телекоммуникационных услуг в Сибирском федеральном округе.

Причины, обосновывающие полученные результаты деятельности (удовлетворительные и неудовлетворительные, по мнению эмитента, результаты):
Несомненными преимуществами ОАО "Сибирьтелеком", обусловившими полученные удовлетворительные результаты, являются:
- предоставление единого пакета услуг на территории обслуживания и курс на совершенствование служб сервиса и продаж;
- привлечение крупных корпоративных пользователей в рамках Сибирского федерального округа;
- оптимизация взаимоотношений с присоединенными операторами;
- проведение программы по улучшению имиджа Общества, формирование сильного брэнда как базиса для успешного продвижения услуг для всех целевых сегментов;
- разработка контент-центра и снижение цен на оборудование ADSL, развитие бренда «Webstream», построение мультисервисных сетей и сетей доступа на базе (ADSL и SHDSL) в рамках ОАО «Сибирьтелеком»;
- развитие услуг, основанных на технологии IP-TV под торговой маркой Webstream-TV.

Мнения органов управления Общества относительно представленной информации совпадают.

Ни один из членов Совета директоров или Правления Общества не имеет особого мнения относительно представленной информации.

4.5.1. Анализ факторов и условий, влияющих на деятельность эмитента

Факторы и условия, влияющие на деятельность эмитента:

Основными факторами и условиями, влияющими на Эмитента, являются:

1. Государственная политика в сфере регулирования связи, определяющаяся Законом «О связи» и подзаконными актами, устанавливающими правовые основы деятельности предприятий отрасли связи в России и определяющими отраслевой статус государственных органов, а также в тарифном регулировании, а именно:

- либерализация рынка услуг дальней (м/г и м/н) связи и изменение статуса эмитента на оператора внутризоновой связи;

- изменение порядка взаимодействия с присоединенными операторами.

2. Рост конкуренции по отношению к традиционным операторам со стороны мобильных операторов и альтернативных телекоммуникационных компаний, а также тенденция их интеграции в крупные холдинги.

3. Перераспределение доли доходов от различных видов услуг связи в пользу новых услуг, основными из которых являются услуги мобильной связи и услуги Интернет.

Результаты деятельности эмитента:

Благодаря наличию обширной инфраструктуры сетей, возможности комплексного предоставления услуг по всей территории обслуживания, ОАО "Сибирьтелеком" добилось статуса крупнейшей телекоммуникационной компании Сибирского федерального округа, уровень доходов которой устойчиво повышается.

Прогноз в отношении продолжительности действия указанных факторов и условий:

Точную продолжительность действия указанных факторов определить невозможно.

Государственное регулирование носит постоянный характер.

Процесс обострения конкуренции и интеграции альтернативных операторов происходит очень динамично и продлится еще в течение нескольких лет.

Процесс перераспределения доли доходов от различных видов услуг связи в пользу новых услуг – постоянная и закономерная тенденция, обусловленная научно-техническим прогрессом и не ограниченная во времени.

Действия, предпринимаемые Эмитентом и действия, которые Эмитент планирует предпринять в будущем для эффективного использования данных факторов и условий:

- *дальнейшее совершенствование ассортимента и качества предоставляемых услуг, а также служб сервиса и продаж;*
- *формирование сильных брэндов;*
- *внедрение и развитие контент-ресурсов, снижение цен на оборудование ADSL, построение мультисервисных сетей и сетей доступа на базе (ADSL и SHDSL) в рамках СФО.*

Способы, применяемые эмитентом, для снижения негативного эффекта факторов и условий, влияющих на деятельность эмитента, а также способы, которые эмитент планирует использовать в будущем для снижения негативного эффекта факторов и условий, влияющих на деятельность эмитента:

ОАО "Сибирьтелеком" направляет свои усилия в следующих направлениях:

- *совершенствование подразделений продаж и маркетинга, способных адекватно конкурировать с аналогичными структурами альтернативных операторов;*
- *совершенствование подразделений по работе с крупными корпоративными и VIP-пользователями, проведение комплекса мероприятий, препятствующих оттоку данной категории пользователей;*
- *проведение полномасштабной кампании по улучшению имиджа брэнда эмитента, цель кампании – повысить узнаваемость брэнда, развить положительные ассоциации: лидерство, надежность, комплексное обслуживание;*
- *обеспечение присутствия на рынке услуг мобильной связи;*
- *реализация в масштабах Общества комплексной программы по построению широкополосных сетей абонентского доступа, что обеспечит эмитенту важнейшее долгосрочное лидерство в области услуг проводной связи и откроет ряд новых направлений бизнеса;*

- *активизация деятельности по продвижению интеллектуальных услуг в целях стимулирования роста абонентского трафика после внедрения СПУС на телефонных сетях общего пользования в городах Сибирского региона;*
- *оптимизация бизнес-портфеля Общества путем четкого конфигурирования основного бизнеса (Фиксированная телефония/ Интернет/ Передача данных);*
- *защита телефонного бизнеса от размывания клиентской базы и падения доходности, снижение его уязвимости со стороны мобильных и альтернативных операторов;*
- *создание новых линий основного бизнеса, построенных на широкополосных линиях, высокоскоростном доступе в Интернет и современных услугах передачи данных.*

Существенные события/факторы, которые могут в наибольшей степени негативно повлиять на возможность получения эмитентом в будущем таких же или более высоких результатов, по сравнению с результатами, полученными за последний отчетный период, а также вероятность наступления таких событий (возникновения факторов):

- ***Фактором, который может оказать как негативное, так и позитивное влияние на деятельность ОАО "Сибирьтелеком", а также на возможность получения им соответственно более высоких или более низких результатов деятельности, является государственная политика в Сибирском регионе.***
- ***Дальнейшее обострение конкурентной ситуации, и особенно - со стороны операторов мобильной связи. Вероятность того, что мобильные операторы составят серьезную конкуренцию, очень велика, так как сейчас они активно продвигаются на все региональные рынки.***

Описываются существенные события/факторы, которые могут улучшить результаты деятельности эмитента, и вероятность их наступления, а также продолжительность их действия:

Положительное влияние на деятельность Общества может оказать общий рост экономики России, уровня благосостояния населения, а также увеличение доли отрасли связи в ВВП.

Продолжительность действия указанных факторов в настоящее время невозможно определить временными рамками, поскольку рассматриваемые тенденции имеют весьма долгосрочный характер.

4.5.2. Конкуренты эмитента

Основные существующие и предполагаемые конкуренты Эмитента, включая конкурентов за рубежом:

ОАО "Сибирьтелеком" является крупнейшим оператором связи Сибирского региона, способным предоставить самый широкий спектр телекоммуникационных услуг на данной территории обслуживания, наибольшую доступность и удобство использования услуг для потребителей, в сочетании с конкурентоспособными тарифами.

Тенденции развития конкурентной ситуации на телекоммуникационном рынке ОАО "Сибирьтелеком" за последнее время наблюдаются следующие: устойчивому положению ОАО "Сибирьтелеком" на рынке услуг местной телефонной связи угрожает бурное развитие мобильной связи; в свою очередь конкурентоспособность компании на рынке услуг мобильной связи в целом по СФО также невысока, ключевые позиции здесь занимают национальные операторы "МТС", "Билайн", «Мегафон».

За многообразный рынок услуг Интернет и ПД ведется упорная борьба, причем ОАО «Сибирьтелеком» на протяжении последнего времени постепенно укрепляет свои позиции. Материнской компании и ДЗО принадлежит свыше 50% данного рынка. Это связано, в первую очередь, с удержанием доли рынка коммутируемого доступа, выведением на рынок услуг ШПД, несмотря на рост числа конкурирующих компаний и повышение внимания национальных операторов к рынку Сибирского региона.

Альтернативные операторы в основном придерживаются нишевой стратегии с предложением потребителям линий широкополосного доступа, обеспечивающих мультисервисность и интегральное обслуживание. Ведомственные операторы, как потенциальные участники рынка, представляют относительно небольшую угрозу. Принципиальными конкурентами являются федеральные операторы. К ним относятся Совинтел (торговые марки «Голден Телеком», «РОЛ»), ТрансТелеКом, Эквант.

Компания вместе с ДЗО (АТС-32, АТС-41, Алтайсвязь) является на текущий момент лидером в СФО по доле рынка местной телефонной связи, однако доля рынка значительно различается в регионах в зависимости от конкурентной ситуации.
Мобильные операторы также начинают проникать в сектор фиксированной голосовой связи. На текущей момент потери от прямого замещения невелики, но такая угроза существует.
Основными конкурентами эмитента на рынке услуг сотовой связи являются операторы «большой тройки»: МТС, Билайн (Вымпелком), МегаФон. Основное противостояние наблюдается между дочерними компаниями эмитента «Байкалвестком» и «Енисейтелеком» - лидерами на своих лицензионных территориях, и операторами «большой тройки».
К числу прочих операторов сотовой связи, не являющихся основными конкурентами, но также представляющих угрозу для эмитента в данном сегменте, относятся такие операторы как Теле2 и SkyLink. Они характеризуются относительно небольшим количеством абонентов, селективной зоной покрытия, направленностью на достаточно узкий сегмент потребителей.
На рынке Интернет к федеральным операторам относятся Совинтел (торговые марки «РОЛ», «Голден Телеком»), ТрансТелеКом, Эквант, Комстар-ОТС, Синтерра. К локальным операторам относятся провайдеры второго и третьего уровней, предоставляющие услуги как выделенного, так и коммутируемого доступа. К этой категории относятся, например, домовые сети, а так же компании, предоставляющие услуги беспроводного доступа (Wi-Fi), спутниковый Интернет и прочие виды услуг.
Эмитент продолжает уверенное освоение рынка за счет реализации собственной программы продвижения широкополосного доступа по технологии ADSL под торговой маркой Webstream.
Несмотря на присутствие на рынке внутризоновой связи как федеральных, так и локальных операторов, эмитент занимает подавляющую долю на рынке.

Перечень факторов конкурентоспособности эмитента и описание степени влияния каждого из них на конкурентоспособность производимой продукции:
Перечень факторов конкурентоспособности эмитента и описание степени влияния каждого из них на конкурентоспособность производимой продукции, по мнению эмитента, предлагаем сформировать по следующей шкале:

Влияние	Обозначение
Очень существенное	4
Существенное	3
Слабое	2
Очень слабое	1

Эмитент располагает достаточным набором конкурентных преимуществ для достижения своих стратегических целей. Наиболее важными из них являются:

Конкурентное преимущество	Степень влияния
1. Наличие собственных сетевых ресурсов как основы для предоставления всех видов услуг, что дает возможность оперативного развертывания большого числа новых сервисов на базе существующей инфраструктуры сети.	4
2. Монополия на "последнюю милю", что является важнейшим сдерживающим фактором для развития альтернативных операторов, т.к. порождает необходимость аренды ресурсов у эмитента альтернативными операторами, - данная позиция приобретает все больший удельный вес в структуре доходов ОАО "Сибирьтелеком".	3
3. Мощные позиции в традиционной телефонии. Важность этой позиции обусловлена тем, что, во-первых, ТФОП можно рассматривать как основу для предоставления комплексного обслуживания потребителей услугами связи, во-вторых, услуги традиционной голосовой телефонии остаются наиважнейшими в структуре потребления услуг связи, поэтому любой оператор связи, не располагающий данным ресурсом, неполноценен с точки зрения клиента.	3
4. Единая политика в рамках региона, возможность проводить единую маркетинговую политику на территории деятельности эмитента призвана повысить конкурентоспособность филиалов, в первую очередь, в сегменте крупных корпоративных	2

клиентов. Т.к. важнейшими критериями выбора оператора (и важнейшими причинами отказа от услуг традиционных операторов) является качество и сервисное обслуживание, а далее следует тарифная политика, необходимо сосредоточить усилия на этих двух аспектах деятельности.	
5. Возможность перераспределения финансовых ресурсов: совокупный инвестиционный потенциал эмитента становится вполне сопоставимым с крупнейшими альтернативными операторами, и может быть аккумулирован на стратегически важных направлениях.	3
6. Человеческий потенциал: за долгую историю существования традиционных операторов связи накоплен богатый опыт работы, существует сформировавшийся коллектив высококвалифицированных кадров в технических службах эмитента. Данное преимущество не распространяется на персонал, ориентированный на продажу услуг и сервисное обслуживание - здесь региональные операторы значительно уступают альтернативным.	2
7. Имидж надежного оператора: важное значение для дальнейшего развития бизнеса эмитента имеет тот факт, что для большинства корпоративных пользователей традиционный оператор Сибири является лидером телекоммуникационного рынка, неприятным исключением является лишь рынок услуг сотовой связи и рынок доступа к Интернет.	3
8. Присутствие во всех регионах Сибирского федерального округа: эмитент исторически имеет наибольшее покрытие территории региона сетью представительств и сетями связи по отношению к альтернативным операторам.	4
9. Возможность внедрения новых услуг на базе существующей инфраструктуры: в связи с бурным развитием технологий связи, филиалы эмитента имеют прекрасную возможность для развития на базе существующей инфраструктуры.	3
10. Возможность гибкого тарифного регулирования: кардинальное изменение принципов формирования тарифной политики на регулируемые и нерегулируемые услуги является в настоящее время обязательным условием повышения эффективности деятельности Эмитента.	2
11. Наличие политического и административного рычага, при этом, данное преимущество не является основополагающим в большинстве регионов деятельности эмитента, т.к. альтернативные операторы также зачастую тесно взаимодействуют с региональными и муниципальными органами власти.	1

V. Подробные сведения о лицах, входящих в состав органов управления эмитента, органов эмитента по контролю за его финансово- хозяйственной деятельностью, и краткие сведения о сотрудниках (работниках) эмитента.

5.1. Сведения о структуре и компетенции органов управления эмитента.

В структуру органов управления Общества в соответствии с Уставом входят Общее собрание акционеров, Совет директоров, Правление и генеральный директор.

Высшим органом управления Общества в соответствии с п. 12.1. ст. 12 Устава является общее собрание акционеров, к компетенции которого относятся следующие вопросы, которые не могут быть переданы на решение Совету директоров, генеральному директору или Правлению:

1) внесение изменений и дополнений в настоящий Устав или утверждение Устава Общества в новой редакции (за исключением случаев, предусмотренных Федеральным законом "Об акционерных обществах"), решения по которым принимаются не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании);

2) реорганизация Общества, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

3) ликвидация Общества, назначение ликвидационной комиссии и утверждение промежуточного и окончательного ликвидационных балансов, решения по которым принимаются не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

4) избрание членов Совета директоров, осуществляемое кумулятивным голосованием;

5) досрочное прекращение полномочий членов Совета директоров, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций, принимающих участие в собрании;

6) определение количества, номинальной стоимости, категории (типа) объявленных акций Общества и прав, предоставляемых этими акциями, решения по которым принимаются не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

7) увеличение уставного капитала Общества путем увеличения номинальной стоимости акций, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

8) увеличение уставного капитала Общества путем размещения дополнительных обыкновенных акций по открытой подписке в случае, если количество дополнительно размещаемых акций составляет более 25 процентов ранее размещенных Обществом обыкновенных акций, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

9) увеличение уставного капитала Общества путем размещения дополнительных акций по закрытой подписке, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

10) уменьшение уставного капитала Общества путем уменьшения номинальной стоимости акций, путем приобретения Обществом части акций в целях сокращения их общего количества, а также путем погашения приобретенных или выкупленных Обществом акций, решение по которому принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

11) избрание членов Ревизионной комиссии Общества и досрочное прекращение их полномочий, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

12) утверждение аудитора Общества, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

13) утверждение годовых отчетов, годовой бухгалтерской отчетности Общества, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) Общества, а также распределение прибыли, в том числе выплата (объявление) дивидендов, и убытков Общества по результатам финансового года, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

14) определение порядка ведения Общего собрания акционеров Общества, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

15) дробление и консолидация акций, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

16) принятие решения об одобрении сделок, в совершении которых имеется заинтересованность, решение по которому принимается в случаях и в порядке, предусмотренных главой XI Федерального закона "Об акционерных Обществах";

17) принятие решения об одобрении крупных сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет более 50 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату, за исключением сделок, совершаемых в процессе обычной хозяйственной деятельности Общества, сделок, связанных с размещением посредством подписки (реализацией) обыкновенных акций Общества, а также сделок, связанных с размещением эмиссионных ценных бумаг, конвертируемых в обыкновенные акции Общества, решение по которому принимается большинством в три четверти голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

18) принятие решения об участии в холдинговых компаниях, финансово-промышленных группах, ассоциациях и иных объединениях коммерческих организаций, принимаемое большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

19) утверждение внутренних документов, регулирующих деятельность органов Общества, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

20) размещение Обществом облигаций, конвертируемых в акции и иных эмиссионных ценных бумаг, конвертируемых в акции, если указанные облигации (иные эмиссионные ценные бумаги) размещаются посредством закрытой подписки или посредством открытой подписки, когда при открытой подписке конвертируемые облигации (иные эмиссионные ценные бумаги) могут быть конвертированы в обыкновенные акции Общества, составляющие более 25 процентов ранее размещенных обыкновенных акций, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

21) принятие решения о возмещении за счет Общества расходов на подготовку и проведение внеочередного Общего собрания акционеров Общества в случае, когда в нарушение требований действующего законодательства Российской Федерации Советом директоров не принято решение о созыве внеочередного собрания и данное собрание созвано иными лицами. Решение принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

22) принятие решения о передаче полномочий единоличного исполнительного органа Общества управляющей организации или управляющему, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

23) решение иных вопросов, предусмотренных Федеральным законом "Об акционерных обществах" и настоящим Уставом.

Коллегиальным органом управления Общества, осуществляющим общее руководство деятельностью Общества, в соответствии с п. 13.1. ст. 13 Устава является Совет директоров, ежегодно избираемый годовым общим собранием акционеров кумулятивным голосованием в количестве 11 человек.

К компетенции Совета директоров относятся следующие вопросы:

1) определение приоритетных направлений деятельности Общества, в том числе утверждение годового бюджета, бюджетов на среднесрочную и долгосрочную перспективу, стратегий и программ развития Общества, внесение изменений в указанные документы, рассмотрение итогов их выполнения;

2) предварительное одобрение операций, выходящих за рамки, установленные годовым бюджетом Общества;

3) созыв годового и внеочередного общих собраний акционеров, за исключением случаев, предусмотренных пунктом 8 статьи 55 Федерального закона "Об акционерных обществах";

4) утверждение повестки дня общего собрания акционеров;

5) определение даты составления списка лиц, имеющих право на участие в общем собрании акционеров, и другие вопросы, отнесенные к компетенции Совета директоров Общества в соответствии с положениями главы VII Федерального закона "Об акционерных обществах" и связанные с подготовкой и проведением общего собрания акционеров;

6) предварительное утверждение годового отчета Общества;

7) увеличение уставного капитала Общества путем размещения Обществом дополнительных акций в пределах количества объявленных акций, определенных настоящим Уставом, за исключением случаев, предусмотренных п/п 8, 9 п.12.2 настоящего Устава;

8) размещение Обществом облигаций и иных эмиссионных ценных бумаг в случае, когда по условиям размещения данных облигаций и иных эмиссионных ценных бумаг они не являются конвертируемыми в акции Общества;

9) размещение Обществом облигаций, конвертируемых в акции и иных эмиссионных ценных бумаг, конвертируемых в акции, если указанные облигации (иные эмиссионные ценные бумаги) размещаются посредством открытой подписки и при этом конвертируемые облигации (иные эмиссионные ценные бумаги) могут быть конвертированы в обыкновенные акции Общества, составляющие 25 и менее процентов ранее размещенных обыкновенных акций;

10) определение цены (денежной оценки) имущества, цены размещения и выкупа эмиссионных ценных бумаг в случаях, предусмотренных Федеральным законом "Об акционерных обществах";

11) утверждение решений о выпуске ценных бумаг, проспектов ценных бумаг, отчетов об итогах выпуска ценных бумаг Общества, отчетов об итогах приобретения акций Общества в целях их погашения;

12) приобретение размещенных Обществом акций, облигаций и иных ценных бумаг;

13) утверждение регистратора Общества и условий договора с ним, а также принятие решения о расторжении договора с ним;

14) рекомендации по размеру дивиденда по акциям, форме и сроку его выплаты, утверждение внутреннего документа о дивидендах по акциям Общества;

15) использование резервного фонда и иных фондов Общества;

16) утверждение внутреннего документа, определяющего процедуры внутреннего контроля за финансово-хозяйственной деятельностью Общества;

17) рекомендации по размеру выплачиваемых членам Ревизионной комиссии Общества вознаграждений и компенсаций, утверждение условий, заключаемого с аудитором Общества договора на оказание аудиторских услуг, в том числе определение размера оплаты аудиторских услуг;

18) утверждение положения о структурном подразделении Общества, осуществляющем функции внутреннего контроля, предварительное согласование кандидатов на должность его руководителя и освобождения по инициативе Общества указанного лица от занимаемой должности, а также рассмотрение иных вопросов, решения по которым должны приниматься Советом директоров в соответствии с Положением об указанном подразделении;

19) одобрение сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет от 0,5 до 25 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату;

20) одобрение сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет от 25 до 50 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату, за исключением сделок, совершаемых в процессе обычной хозяйственной деятельности Общества, сделок, связанных с размещением посредством подписки (реализацией) обыкновенных акций Общества, и сделок, связанных с размещением эмиссионных ценных бумаг, конвертируемых в обыкновенные акции Общества;

21) одобрение сделок, в совершении которых имеется заинтересованность в случаях, предусмотренных главой XI Федерального закона "Об акционерных обществах";

22) определение (изменение) функциональных блоков организационной структуры и основных функций подразделений, входящих в функциональные блоки организационной структуры Общества (за исключением структуры филиалов и представительств Общества);

23) создание филиалов, открытие представительств, их ликвидация, утверждение Положений о них;

24) предварительное согласование кандидатов на должность руководителей филиалов и представительств и освобождения по инициативе Общества указанных лиц от занимаемой должности;

25) утверждение годовых бюджетов, стратегий и программ развития филиалов, внесение изменений в указанные документы, рассмотрение итогов их выполнения;

26) назначение единоличного исполнительного органа (Генерального директора), определение срока его полномочий, а также досрочное прекращение его полномочий;

27) избрание (переизбрание) Председателя Совета директоров Общества, его заместителя;

28) образование коллегиального исполнительного органа (Правления): определение срока его полномочий, назначение членов Правления, досрочное прекращение их полномочий;

29) согласование совмещения лицом, осуществляющим функции единоличного исполнительного органа Общества, членами Правления Общества должностей в органах управления других организаций;

30) разрешение лицу, осуществляющему функции единоличного исполнительного органа, работы по совместительству в оплачиваемой должности в других организациях;

31) создание постоянно действующих или временных (для решения определенных вопросов) комитетов Совета директоров, утверждение Положений о них;

32) назначение и освобождение по инициативе Общества Корпоративного секретаря Общества, утверждение Положения о Корпоративном секретаре и об аппарате Корпоративного секретаря;

33) утверждение условий договоров (дополнительных соглашений), заключаемых с Генеральным директором, членами Правления, руководителями филиалов и представительств, руководителем структурного подразделения Общества, осуществляющем функции внутреннего контроля, Корпоративным секретарем Общества, а также рассмотрение вопросов, решения по которым должны приниматься Советом директоров в соответствии с указанными договорами;

34) принятие решений об участии Общества в других организациях (вступлении в качестве участника, прекращении участия, изменении размера или номинальной стоимости доли участия, изменении количества акций или номинальной стоимости акций, принадлежащих Обществу) путем приобретения, продажи или иного отчуждения акций, долей и/или частей долей, а также путем внесения дополнительных вкладов в уставные капиталы других организаций;

35) принятие решений об участии Общества в некоммерческих организациях, за исключением случаев, предусмотренных п/п18 п.12.2 настоящего Устава, путем вступления в качестве участника, прекращения участия, внесения дополнительных вкладов (взносов), связанных с участием Общества в некоммерческих организациях;

36) решение вопросов, отнесенных к компетенции общих собраний участников коммерческих организаций, единственным участником которых, обладающим правом голоса на общем собрании участников, является Общество;

37) определение порядка взаимодействия Общества с организациями, в которых участвует Общество;

38) утверждение внутренних документов (документа), определяющих правила и подходы к раскрытию информации об Обществе, порядок использования информации о деятельности Общества, о ценных бумагах Общества и сделках с ними;

39) утверждение иных, помимо предусмотренных в пункте 13.4 настоящего Устава, внутренних документов Общества, регламентирующих вопросы, входящие в компетенцию Совета директоров Общества, за исключением внутренних документов, утверждение которых отнесено уставом Общества к компетенции общего собрания акционеров и исполнительных органов Общества;

40) утверждение Кодекса корпоративного поведения Общества, внесение изменений и дополнений в него;

41) утверждение процедуры управления рисками в Обществе;

42) предварительное согласование привлечения к проверке деятельности Общества, проводимой Ревизионной комиссией, сторонних специалистов на возмездной основе;

определение порядка оплаты и иных существенных условий участия сторонних специалистов, привлекаемых на возмездной основе, в проводимой Ревизионной комиссией проверке;

43) иные вопросы, предусмотренные Федеральным законом "Об акционерных обществах" и настоящим Уставом.

Вопросы, отнесенные к компетенции Совета директоров Общества, не могут быть переданы на решение коллегиальному или единоличному исполнительному органу Общества.

Коллегиальным исполнительным органом, организующим выполнение решений общего собрания акционеров и Совета директоров Общества, согласно п. 14.1. ст. 14 Устава Общества, является Правление.

Количественный и персональный состав Правления, а также срок полномочий членов Правления определяются решением Совета директоров Общества по предложению генерального директора, членов Совета директоров Общества.

К компетенции Правления Общества относятся следующие вопросы руководства текущей деятельностью Общества:

1) разработка предложений по основным направлениям деятельности Общества, в том числе проектов годового бюджета, бюджетов на среднесрочную и долгосрочную перспективу, стратегий и программ развития Общества, предложений по внесению изменений в указанные документы;

2) решение вопросов, отнесенных к компетенции высших органов управления некоммерческих организаций, единственным учредителем (участником) которых является Общество, за исключением некоммерческих организаций, в которых высший орган управления формируется без участия учредителя (участника);

3) определение кадровой и социальной политики Общества;

4) утверждение внутреннего документа, регламентирующего общие положения мотивации труда, а также рассмотрение и принятие решения о заключении коллективных договоров и соглашений;

5) подготовка материалов и проектов решений по вопросам, подлежащим рассмотрению Советом директоров, за исключением вопросов, предусмотренных п/п 24, 26, 27, 28, 31, 33 п. 13.4 ст. 13 настоящего Устава, а также вопросов, инициированных в соответствии с законодательством Российской Федерации и Уставом Общества с указанием конкретных сроков их рассмотрения Советом директоров, делающих невозможным предварительное рассмотрение таких вопросов на Правлении Общества;

подготовка материалов, подлежащих рассмотрению комитетами Совета директоров;

6) организационно-техническое обеспечение деятельности органов Общества;

7) определение технической, финансово-экономической и тарифной политики Общества и филиалов;

8) определение учетной политики, контроль за совершенствованием методологии бухгалтерского и управленческого учета, а также за внедрением отчетности по международным стандартам бухгалтерского учета Общества и филиалов;

9) определение методологии планирования, бюджетирования и контроллинга Общества и филиалов;

10) определение политики обеспечения безопасности Общества и филиалов;

11) определение порядка наделения филиала имуществом и изъятие закрепленного за филиалом имущества;

12) определение количественного состава и назначение членов коллегиальных исполнительных органов филиалов, а также досрочное прекращение их полномочий, утверждение Положения о коллегиальном исполнительном органе филиала;

13) предварительное согласование кандидатов на должность заместителей руководителей, главных бухгалтеров филиалов и представительств и освобождения по инициативе Общества указанных лиц от занимаемой должности;

14) утверждение условий договоров (дополнительных соглашений), заключаемых с членами коллегиальных исполнительных органов филиалов, заместителями руководителей, главными бухгалтерами филиалов и представительств, а также рассмотрение вопросов, решения по которым должны приниматься Правлением в соответствии с указанными договорами;

15) утверждение квартальных бюджетов филиалов, внесение изменений в указанные документы;

16) анализ результатов работы структурных подразделений Общества, в т.ч. обособленных, и выработка обязательных для исполнения указаний по совершенствованию их работы;

17) утверждение внутренних документов, регламентирующих вопросы, входящие в компетенцию Правления Общества, за исключением документов, утверждаемых общим собранием акционеров и Советом директоров Общества;

18) утверждение (изменение) организационной структуры Общества, включая утверждение функций структурных подразделений (за исключением структуры и функций представительств и структурных подразделений филиалов, расположенных вне адресов расположения филиалов).

19) утверждение и изменение Положения о Коллегии Общества, определение количественного и персонального состава Коллегии Общества, срока ее полномочий, а также досрочное прекращение полномочий членов Коллегии Общества.

Единоличным исполнительным органом , осуществляющим руководство текущей деятельностью Общества, в соответствии с п. 15.1. ст. 15 Устава Общества является генеральный директор.
Генеральный директор назначается Советом директоров Общества, без доверенности действует от имени Общества, в том числе представляет его интересы, совершает сделки от имени Общества, утверждает штаты, издает приказы и дает указания, обязательные для исполнения всеми работниками Общества, принимает решения по вопросам, не отнесенным Уставом к компетенции общего собрания акционеров, совета директоров и правления Общества.
Генеральный директор осуществляет функции председателя Правления Общества.
Права, обязанности, размер оплаты труда и ответственность генерального директора определяются договором, заключаемым им с Обществом.

Сведения о наличии кодекса корпоративного поведения:
На заседании Совета директоров ОАО «Сибирьтелеком» 26 декабря 2003г. (протокол № 21) был утвержден Кодекс корпоративного поведения ОАО «Сибирьтелеком». Его полный текст размещен в сети Интернет на сайте Общества, адрес страницы: http://www.sibirtelecom.ru/company/docs/kkp.pdf. Решением Совета директоров от 07 июня 2006 г. (протокол №26) в Кодекс корпоративного поведения Общества внесены изменения и дополнения (размещение в сети Интернет по адресу: http://www.sibirtelecom.ru/investor/docs/kkp_izm.rtf).

Сведения об изменениях, внесенных во внутренние документы:
Внесены изменения в Положение о дивидендной политике ОАО «Сибирьтелеком» (протокол заседания Совета директоров №26 от 21 июня 2007г.).
На годовом общем собрании акционеров, состоявшемся 25.06.2007г., были внесены изменения и дополнения в следующие документы:
- *Устав ОАО «Сибирьтелеком» (протокол № 1)*
- *Положение о Совете директоров ОАО «Сибирьтелеком» (протокол № 1)*

Текст действующей редакции Устава ОАО «Сибирьтелеком» и внутренние документы регулирующие деятельность органов Общества, а также утвержденные изменения и дополнения к ним, размещены в сети Интернет на сайте Общества, адрес страницы: http://www.sibirtelecom.ru/sbt_intdocuments

5.2. Информация о лицах, входящих в состав органов управления эмитента.

Члены Совета директоров эмитента:

Председатель совета директоров:
1. Чечельницкий Евгений Александрович
Год рождения: *1973*
Образование: *высшее, кандидат экономических наук*
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - 2004	*Министерство Российской Федерации по связи и информатизации*	*заместитель руководителя департамента экономической и инвестиционной политики*
2004 – 2006	*Федеральная служба по надзору в сфере*	*заместитель*

	связи	*руководителя*
2005 - 2006	*ОАО "Центральный телеграф"*	*член совета директоров*
2005 - 2006	*ОАО "Южная телекоммуникационная компания"*	*член совета директоров*
2005 - 2006	*ОАО "Дальсвязь"*	*член совета директоров*
2005– 2006	*ОАО «Уралсвязьинформ"*	*член совета директоров*
2005– 2007	*ОАО "Гипросвязь"*	*член совета директоров*
2006 - 2007	*ОАО "Сибирьтелеком"*	*член совета директоров*
2005– наст. время	*ОАО "Ростелеком"*	*член совета директоров*
2006 - наст. время	*ОАО "Уралсвязьинформ"*	*председатель совета директоров*
2006 - наст. время	*ОАО "Дальсвязь"*	*председатель совета директоров*
2006 - наст. время	*ОАО "Связьинвест"*	*заместитель генерального директора*
2006 - наст. время	*НПФ "Телеком-Союз"*	*член совета фонда*
2006 - наст. время	*ОАО "Связьинвест"*	*член правления*
2007 – наст. время	*ОАО "Сибирьтелеком"*	*председатель совета директоров*

Доля в уставном капитале эмитента: *нет*
Доля обыкновенных акций эмитента: *нет*
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*
Доли в дочерних/зависимых обществах эмитента: *нет*
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: *к административной или уголовной ответственности не привлекался*
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): *должности в таких организациях не занимал*

Члены совета директоров:

2. Власова Светлана Борисовна
Год рождения: *1958*
Образование: *высшее*
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - 2003	*ЗАО «Сонера Рус»*	*генеральный директор*
2003 - 2004	*ЗАО «Телиа-Сонера Интернэшнл Кэрриер*	*генеральный директор*

	Раша»	
2004 - 2006	*ЗАО «Телиа-Сонера Интернэшнл Кэррier Раша»*	*вице-президент по Глобальному корпоративному управлению*
2004 - 2006	*ОАО «Телекоминвест»*	*первый заместитель генерального директора*
2004 - 2006	*ОАО «Телекоминвест»*	*член правления*
2005 - 2005	*ЗАО «Вэб Плас»*	*член совета директоров*
2005 - 2005	*ЗАО «ТЕЛЕКОМ-ЦЕНТР»*	*председатель совета директоров*
2005 - 2006	*ЗАО «ПетерСтар»*	*член совета директоров*
2005 - 2006	*ЗАО «Петербург Транзит Телеком»*	*член совета директоров*
2005 - 2006	*ЗАО «Глобус-Телеком»*	*председатель совета директоров*
2005 - 2007	*ЗАО «Вэб Плас»*	*председатель совета директоров*
2005 - 2007	*ЗАО «ЦЕНТЕЛ»*	*член совета директоров*
2005 - 2007	*ОАО «Межрегиональный Транзит Телеком»*	*член совета директоров*
2005 - 2007	*ОАО «Центральный телеграф»*	*член совета директоров*
2005 - 2007	*ОАО «РТКомм.РУ»*	*председатель совета директоров*
2007 - 2007	*Федеральное агентство связи (Россвязь)*	*заместитель руководителя*
2007 – наст. время	*Федеральная служба по надзору в сфере массовых коммуникаций, связи и охраны культурного наследия*	*заместитель руководителя*
2007 – наст. время	*ОАО «Сибирьтелеком»*	*член совета директоров*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекалась***
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимала***

3. Горбунов Александр Евгеньевич

Год рождения: *1967*

Образование: *высшее, кандидат технических наук*

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - 2003	*ОАО «НТП Интеллект Телеком»*	*заместитель генерального директора*
2002 - 2003	*ЗАО «Система Телеком», г. Москва*	*руководитель департамента стратегического анализа, директор по стратегии*
2003 - 2005	*ОАО «Мобильные Телесистемы»*	*начальник службы стратегического анализа, директор по стратегии*
2005 - 2006	*ОАО «Акционерная финансовая корпорация «Система»*	*руководитель департамента корпоративного развития, и.о. первого вице-президента – руководителя комплекса стратегии и развития*
2006 – наст. время	*ОАО «КОМСТАР - Объединенные ТелеСистемы»*	*вице-президент по стратегии и развитию*
2007 – наст. время	*ОАО «Интеллект Телеком»*	*член совета директоров*
2007 – наст. время	*ЗАО «КОМСТАР-Директ», г. Москва*	*член совета директоров*
2007 – наст. время	*ОАО «Межрегиональный Транзит Телеком» (МТТ)*	*член совета директоров*
2007 – наст. время	*ОАО «МГТС»*	*член совета директоров*
2007 – наст. время	*ОАО «Сибирьтелеком»*	*член совета директоров*

Доля в уставном капитале эмитента: ***нет***

Доля обыкновенных акций эмитента: ***нет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***нет***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***

Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

4. Качурин Александр Владимирович

Год рождения: *1969*

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - 2003	*Филиал ОАО Банк «МЕНАТЕП СПБ» в г. Воронеж*	*старший специалист сектора кредитования и размещения ресурсов*
2003 - 2006	*ОАО «Связьинвест»*	*начальник отдела казначейства департамента финансов*
2004 - 2005	*ОАО «ЦентрТелеком»*	*член ревизионной комиссии*
2004 - 2005	*ЗАО «Енисейтелеком»*	*член ревизионной комиссии*
2004 - 2005	*ЗАО АКИБ «Почтобанк»*	*член ревизионной комиссии*
2005 - 2006	*ОАО «Северо-Западный Телеком»*	*член ревизионной комиссии*
2005 - 2006	*ОАО «ВолгаТелеком»*	*член ревизионной комиссии*
2005 - 2006	*ОАО «Сибирьтелеком»*	*член ревизионной комиссии*
2005 - 2006	*ЗАО «СТеК Джи Эс Эм»*	*член ревизионной комиссии*
2006 - 2006	*ОАО «Связьинвест»*	*руководитель группы казначейство отдела по управлению финансовыми рисками департамента финансов*
2006 – наст. время	*ОАО «Связьинвест»*	*заместитель начальника отдела обеспечения деятельности представителей департамента корпоративного управления и правового обеспечения*
2007 – наст. время	*ОАО «Сибирьтелеком»*	*член совета директоров*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

5. Киселев Александр Николаевич
Год рождения: ***1962***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - 2004	*Министерство по связи и информатизации РФ*	*первый заместитель Министра по*

		связи и информатизации РФ
2002 - 2006	*ОАО АКБ «Связь-Банк»*	*председатель совета директоров*
2004 - 2006	Министерство информационных технологий и связи РФ	*помощник Министра информационных технологий и связи РФ*
2005 - 2006	*ОАО «Северо-Западный Телеком»*	*член совета директоров*
2005 - 2006	*ОАО «Ростелеком»*	*член совета директоров*
2005 - 2006	*ОАО «ЦентрТелеком»*	*член совета директоров*
2005 – наст. время	*ОАО «МГТС»*	*член совета директоров*
2006 – наст. время	*ОАО «Связьинвест»*	*генеральный директор, председатель правления*
2006 – наст. время	*ОАО «Северо-Западный Телеком»*	*председатель совета директоров*
2006 – наст. время	*ОАО «Ростелеком»*	*председатель совета директоров*
2006 – наст. время	*ОАО «ЦентрТелеком»*	*председатель совета директоров*
2007 – наст. время	*ОАО «Сибирьтелеком»*	*член совета директоров*
2007 – наст. время	*Негосударственный пенсионный фонд «Телеком-Союз»*	*председатель совета фонда*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

6. Кудрявцев Геннадий Георгиевич
Год рождения: ***1941***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	**Организация**	**Должность**
2002 - 2005	*Международная организация космической связи «Интерспутник»*	*генеральный директор*
2005 – наст. время	*Министерство информационных технологий и связи РФ*	*внештатный советник Министра*
2007 – наст. время	*ОАО «Южная телекоммуникационная компания»*	*член совета директоров*
2007 – наст. время	*ОАО «Сибирьтелеком»*	*член совета директоров*

Доля в уставном капитале эмитента: *нет*
Доля обыкновенных акций эмитента: *нет*
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*
Доли в дочерних/зависимых обществах эмитента: *нет*
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

7. Кузнецов Сергей Иванович
Год рождения: *1953*
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 – 2003	***Негосударственный пенсионный фонд "Ростелеком-Гарантия"***	***член совета фонда***
2002 – 2003	***ОАО "Ростелеком"***	***генеральный директор, председатель правления***
2002 – 2003	***ОАО "Связьинвест"***	***член правления***
2002 – 2003	***ЗАО "Интерфакс-Телеком"***	***член совета директоров***
2002 – 2003	***ОАО "РТК-Лизинг"***	***член совета директоров***
2002 – 2004	***ЗАО "Глобалстар-Космические телекоммуникации"***	***член совета директоров***
2002 – 2004	***ОАО "РТКомм.РУ"***	***член совета директоров***
2002 – 2004	***ЗАО "Телмос"***	***член совета директоров***
2002 – 2004	***Некоммерческое партнерство "Центр исследования проблем развития телекоммуникаций"***	***член совета партнерства***
2002 – 2004	***ОАО "Ростелеком"***	***член совета директоров***
2003 – 2003	***ОАО "РТК-Лизинг"***	***председатель совета директоров***
2003 – 2004	***ОАО "Северо-Западный Телеком"***	***генеральный директор, председатель правления***
2003 – 2005	***ОАО "Межрегиональный коммерческий банк развития связи и информатики"***	***член совета директоров***
2004 – 2004	***ОАО "Северо-Западный Телеком"***	***член совета директоров***

2004 – 2006	*ОАО "Телекоминвест"*	*член совета директоров*
2004 – 2006	*ОАО "Связьинвест"*	*первый заместитель генерального директора*
2004 – 2006	*ОАО "Связьинвест"*	*член правления*
2005 – 2006	*ОАО "Южная телекоммуникационная компания"*	*председатель совета директоров*
2005 – 2006	*ОАО "Центральный телеграф"*	*председатель совета директоров*
2005 – 2006	*ОАО "ВолгаТелеком"*	*член совета директоров*
2005 – 2006	*ОАО "Сибирьтелеком"*	*председатель совета директоров*
2005 – 2006	*ОАО "Уралсвязьинформ"*	*председатель совета директоров*
2005 – 2006	*ОАО "Дальневосточная компания электросвязи"*	*председатель совета директоров*
2005 – наст. время	*ОАО "Ростелеком"*	*член совета директоров*
2005 – наст. время	*ОАО "Центральная телекоммуникационная компания"*	*член совета директоров*
2006 – 2006	*ОАО "Связьинвест"*	*советник генерального директора*
2006 – наст. время	*ОАО "ВолгаТелеком"*	*председатель совета директоров*
2006 – наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*
2007 –наст. время	*ОАО "Телекоминвест"*	*член совета директоров*
2007– наст. время	*ЗАО "БалтАвтоПоиск"*	*председатель совета директоров*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

8. Нечаев Евгений Александрович
Год рождения: ***1981***
Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - 2003	*ЗАО ИК «АВК»*	*специалист управления корпоративных финансов*
2003 - 2004	*Федеральная комиссия по рынку ценных бумаг (ФКЦБ России)*	*помощник председателя, заместитель начальника управления регулирования выпуска и обращения эмиссионных ценных бумаг*
2004 - 2006	*Аппарат Правительства Российской Федерации*	*консультант департамента Правительства Российской Федерации*
2006 - 2007	*ОАО «Уралсвязьинформ»*	*член ревизионной комиссии*
2006 - 2007	ОАО «Дагсвязьинформ»	*председатель ревизионной комиссии*
2006 - наст. время	*ОАО «Связьинвест»*	*начальник отдела департамента стратегического развития*
2007 - наст. время	*ОАО «ЦентрТелеком»*	*член ревизионной комиссии*
2007 - наст. время	*ОАО «Сибирьтелеком»*	*член совета директоров*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

9. Никулин Анатолий Иванович
Год рождения: ***1950***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - 2003	*ЗАО "Новоком"*	*член совета директоров*
2002 - 2004	*ОАО "НГТС-Пэйдж"*	*член совета директоров*
2002 - 2004	*ОАО "Ринет"*	*член совета директоров*
2002 – 2007	*ОАО "Сибирьтелеком"*	*генеральный директор,*

		председатель правления
2002 – 2007	*ОАО "Сибирьтелеком"*	*заместитель председателя совета директоров*
2002 - наст. время	*ОАО КБ "Акцепт"*	*председатель совета директоров*
2002 - наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*
2003 - 2005	*ЗАО "Енисейтелеком"*	*член совета директоров*
2003 - 2005	*ЗАО "Байкалвестком"*	*член совета директоров*
2003 – 2007	*Некоммерческое партнёрство "Центр исследования проблем развития телекоммуникаций"*	член совета Партнерства
2005 - 2007	*ЗАО "Енисейтелеком"*	*председатель совета директоров*
2005 - 2007	*ЗАО "Байкалвестком"*	*председатель совета директоров*

Доля в уставном капитале эмитента: ***0,104***
Доля обыкновенных акций эмитента: ***0,137***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

10. Репин Игорь Николаевич
Год рождения: ***1966***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 – 2002	*ОАО "Электросвязь" Владимирской области*	*член совета директоров*
2002 – 2002	*СРО НАУФОР, г. Москва*	*главный специалист Управления по защите прав инвесторов*
2002 – 2003	*Ассоциация по защите прав инвесторов*	*эксперт*
2002 – 2003	*ОАО "Ростовэнерго"*	*член совета директоров*
2002 – 2003	*ОАО "Пензаэнерго"*	*член совета директоров*
2002 – 2004	*ОАО "Черепетская ГРЭС"*	*член совета директоров*
2002 – 2006	*ОАО "Владимирэнерго"*	*член совета директоров*
2002 – 2006	*ОАО "Авиастар", г. Ульяновск*	*член совета директоров*

2002 – 2006	*ОАО "Дальсвязь"*	*член совета директоров*
2003 – 2003	*ОАО "Астраханьэнерго"*	*член совета директоров*
2003 – 2003	*ОАО "Омскэнерго"*	*член совета директоров*
2003 – 2005	*ОАО "Канаковская ГРЭС"*	*член совета директоров*
2003 - наст. время	*Ассоциация по защите прав инвесторов*	*зам. исполнительного директора*
2003 - наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*
2004 – 2006	*ОАО "Пензенская генерирующая компания"*	*член совета директоров*
2005 – 2006	*ОАО "Владимирская генерирующая компания"*	*член совета директоров*
2005 – 2006	*ОАО "Владимирэнергоремонт"*	*член совета директоров*
2005 - 2006	*ОАО "Пензаэнерго"*	*член совета директоров*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

11. Ситников Сергей Георгиевич
Год рождения: ***1949***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	**Организация**	**Должность**
2002 - 2005	*ГОУ ВПО "Сибирский государственный университет телекоммуникаций и информатик"*	*первый проректор*
2005 – наст. время	*ГОУ ВПО "Сибирский государственный университет телекоммуникаций и информатики"*	*ректор*
2006 – наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*

Доля в уставном капитале эмитента: ***0,0006***
Доля обыкновенных акций эмитента: ***0,0007***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*

Доли в дочерних/зависимых обществах эмитента: *нет*

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***

Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

Члены коллегиального исполнительного органа (правления) эмитента:

Председатель Правления:

1. Исаев Александр Иванович

Год рождения: *1953*

Образование: ***высшее, кандидат технических наук***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - 2003	*ОАО «Ростелеком»*	*заместитель генерального директора – коммерческий директор*
2002 - 2006	*НП «ТелекомФорум»*	*член Наблюдательного Совета*
2003 - 2005	*ОАО «Ростелеком»*	*заместитель генерального директора – директор по работе с государственными структурами*
2005 - 2006	*ОАО «Ростелеком»*	*заместитель генерального директора*
2005 - 2007	*ОАО «Ростелеком»*	*член правления*
2005 - 2007	*ЗАО «Глобус Телеком»*	*член совета директоров*
2006 - 2007	*ОАО «Ростелеком»*	*заместитель генерального директора – директор филиала ММТ*
2006 - 2007	*ЗАО «Зебра Телеком»*	*член совета директоров*
2007 – наст время	*ОАО «Сибирьтелеком»*	*генеральный директор*
2007 – наст время	*ЗАО «Енисейтелеком»*	*председатель совета директоров*
2007 – наст время	*ЗАО «Байкалвестком»*	*председатель совета директоров*
2007 – наст время	*Некоммерческое партнерство «Центр исследования проблем развития телекоммуникаций»*	*член совета директоров*

Доля в уставном капитале эмитента: *нет*

Доля обыкновенных акций эмитента: *нет*

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***нет***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***

Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

Члены Правления:

2. Борзенко Иван Иванович

Год рождения: ***1951***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - 2003	*УФСБ РФ по Новосибирской области*	*заместитель начальника управления*
2003 - 2005	*ОАО "Сибирьтелеком"*	*заместитель генерального директора – директор по безопасности и режиму секретности*
2004 - наст. время	*ОАО "Сибирьтелеком"*	*член правления*
2005 - наст. время	*ОАО "Сибирьтелеком"*	*заместитель генерального директора – директор по безопасности*

Доля в уставном капитале эмитента: ***0,00024***

Доля обыкновенных акций эмитента: ***0,00015***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***нет***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***

Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

3. Гриб Анатолий Викторович
Год рождения: *1961*
Образование: *высшее*
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - 2002	*ОАО "Сибирьтелеком"*	*первый заместитель директора регионального филиала ОАО "Сибирьтелеком" "Алтайтелеком"*
2002 - 2003	*ОАО "Сибирьтелеком"*	*заместитель директора регионального филиала ОАО "Сибирьтелеком" "Алтайтелеком"*
2003 - 2004	*ОАО "Сибирьтелеком"*	*директор департамента технического развития*
2004 - 2005	*ОАО "Сибирьтелеком"*	*заместитель технического директора – директор департамента телекоммуникаций*
2005 - наст. время	*ОАО "Сибирьтелеком"*	*заместитель генерального директора – директор по корпоративному управлению и информационным технологиям*
2005 - наст. время	*ЗАО "Новоком"*	*член совета директоров*
2005 - наст. время	*ЗАО "ТелеРосс-Новосибирск"*	*член совета директоров*
2005 - наст. время	*ОАО "Сибирьтелеком"*	*член правления*
2006 - наст. время	*ОАО "Ринет"*	*председатель совета директоров*
2006 - наст. время	*ОАО "Связьинтек"*	*член совета директоров*
2006 - 2007	*ЗАО "Коммуникационно-информационные технологии"*	член совета директоров
2007 – наст. время	*ЗАО "АТС-32"*	*член совета директоров*
2007 – наст. время	*ЗАО "АТС-41"*	*член совета директоров*
2007 – наст. время	*ЗАО "СТеК Джи Эс Эм"*	*член совета директоров*

Доля в уставном капитале эмитента: *0,00048*
Доля обыкновенных акций эмитента: *0,000107*
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*
Доли в дочерних/зависимых обществах эмитента: *нет*
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: *к административной или уголовной ответственности не привлекался*

Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): *должности в таких организациях не занимал*

4. Дадыкин Иван Витальевич
Год рождения: *1960*
Образование: *высшее*
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - 2002	*ОАО "Цифровая сеть и телекоммуникационные системы Новосибирской области"*	*член совета директоров*
2002 - 2002	*ОАО "Электросвязь" Новосибирской области*	*директор по расчетно-сервисному обслуживанию*
2002 - 2002	*ОАО "Электросвязь" Республики Бурятия*	*член совета директоров*
2002 – 2004	*ЗАО "Новосибирская сотовая связь-450"*	*член совета директоров*
2002 - 2002	*ОАО "Сибирьтелеком"*	*директор по расчетно-сервисному обслуживанию - директор структурного подразделения Расчетно-сервисный центр*
2002 - 2005	*ОАО "Сибирьтелеком"*	*член правления*
2003 - 2004	*ОАО "Сибирьтелеком"*	*заместитель генерального директора – коммерческий директор*
2003 - 2004	*ОАО "Цифровая сеть и телекоммуникационные системы Новосибирской области"*	*член совета директоров*
2003 - 2004	*ЗАО "ЮССС"*	*член совета директоров*
2003 - 2005	*ЗАО "Новоком"*	*член совета директоров*
2003 - 2005	*ОАО "Ринет"*	*член совета директоров*
2003 - 2005	*ЗАО "Байкалвестком"*	*член совета директоров*
2003 - 2005	*ОАО "АК Мобилтелеком"*	*член совета директоров*
2004 – 2005	*ЗАО "Енисейтелеком"*	*член совета директоров*
2004 – 2005	*ЗАО "СТеК Джи Эс Эм"*	*член совета директоров*
2004 - 2005	*ЗАО "ТелеРосс-Новосибирск"*	*член совета директоров*
2004 - 2005	*ЗАО "ЧитаНЭТ"*	*член совета директоров*
2004 - 2006	*ЗАО "РТКомм-Сибирь"*	*генеральный директор*
2006 – наст. время	ОАО "Сибирьтелеком"	*первый заместитель генерального директора*
2006 – наст. время	*ОАО "Сибирьтелеком"*	*член правления*
2006 – наст. время	*ЗАО «АТС-32»*	*член совета директоров*
2007 – наст. время	*ЗАО «АТС-41»*	*член совета директоров*

Доля в уставном капитале эмитента: *нет*
Доля обыкновенных акций эмитента: *нет*

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*
Доли в дочерних/зависимых обществах эмитента: *нет*
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

5. Ноздрин Владимир Викторович
Год рождения: ***1950***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 – 2002	*ОАО "Электросвязь" Красноярского края*	*член совета директоров*
2002 – 2002	*ОАО "Электросвязь" республики Хакасия*	*член совета директоров*
2002 – 2004	*ЗАО "Новоком"*	*член совета директоров*
2002 – 2004	*ЗАО "Сибирские сотовые системы-900"*	*член совета директоров*
2002 - 2006	*ОАО "НГТС-Пэйдж"*	*член совета директоров*
2002 – 2006	*ОАО "Ринет"*	*член совета директоров*
2002 - наст. время	*ОАО "Сибирьтелеком"*	*заместитель генерального директора - технический директор*
2002 - наст. время	*ОАО "Сибирьтелеком"*	*член правления*
2003 – 2004	*ЗАО "Енисейтелеком"*	*член совета директоров*
2004 – 2005	*ЗАО "СТеК Джи Эс Эм"*	*член совета директоров*
2004 – 2005	*ОАО "Локтелеком"*	*член совета директоров*
2004 – 2006	*ЗАО "Ростелеграф"*	*член совета директоров*
2004 – 2007	*ЗАО "АТС-32"*	*член совета директоров*
2004 – 2007	*ЗАО "АТС-41"*	*член совета директоров*
2004 – наст. время	*ООО "Гипросвязь-Сибирь"*	*член совета директоров*

Доля в уставном капитале эмитента: ***0,0047***
Доля обыкновенных акций эмитента: *нет*
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*
Доли в дочерних/зависимых обществах эмитента: ***5,45 (ОАО "НГТС-Пэйдж")***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***5,45 (ОАО "НГТС-Пэйдж")***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: *к административной или уголовной ответственности не привлекался*

Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): *должности в таких организациях не занимал*

6. Хвощинская Галина Ивановна

Год рождения: *1965*

Образование: *высшее*

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - 2002	*ОАО "Алтайтелеком"*	*главный бухгалтер*
2002 - 2002	*ОАО "Алтайтелеком"*	*член правления*
2002 - 2002	*ОАО "Сибирьтелеком"*	*главный бухгалтер регионального филиала ОАО "Сибирьтелеком" "Алтайтелеком"*
2003 - наст. время	*ОАО "Сибирьтелеком"*	*главный бухгалтер*
2003 - наст. время	*ОАО "Сибирьтелеком"*	*член правления*

Доля в уставном капитале эмитента: *0,00008*

Доля обыкновенных акций эмитента: *нет*

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*

Доли в дочерних/зависимых обществах эмитента: *нет*

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: *к административной или уголовной ответственности не привлекалась*

Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): *должности в таких организациях не занимала*

7. Шаповалов Владимир Николаевич

Год рождения: *1962*

Образование: *высшее*

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - наст. время	*ЗАО "Байкалвестком"*	*генеральный директор*
2003 - наст. время	*ЗАО "Байкалвестком"*	*член правления*
2006 - 2007	*ЗАО "АТС-32"*	*член совета директоров*

2006 - 2007	*ЗАО "АТС-41"*	*член совета директоров*
2006 - наст. время	*ОАО "Сибирьтелеком"*	*заместитель генерального директора - директор по развитию бизнеса*
2006 - наст. время	*ОАО "Сибирьтелеком"*	*член правления*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

8. Шейфер Александр Андреевич
Год рождения: ***1952***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	**Организация**	**Должность**
2002 – 2003	*ОАО "Сибирьтелеком"*	*директор по финансам – главный бухгалтер*
2003 - наст. время	*ОАО "Сибирьтелеком"*	*заместитель генерального директора - директор по экономике и финансам*
2003 - наст. время	*ОАО "Сибирьтелеком"*	*член правления*
2004 – 2005	*ЗАО "СТеК Джи Эс Эм"*	*член совета директоров*
2004 - 2006	*ЗАО "РусЛизингСвязь"*	*член совета директоров*
2004 - 2006	*ОАО "НГТС-ПЭЙДЖ"*	*член совета директоров*
2004 - наст. время	*ЗАО "Байкалвестком"*	*член совета директоров*
2004 - наст. время	*ЗАО "ТелеРосс-Новосибирск"*	*член совета директоров*
2004 - наст. время	*ОАО "Ринет"*	*член совета директоров*

Доля в уставном капитале эмитента: ***0,037***
Доля обыкновенных акций эмитента: ***0,048***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: *к административной или уголовной ответственности не привлекался*

Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): *должности в таких организациях не занимал*

Лицо, исполняющее функции единоличного исполнительного органа эмитента – генеральный директор: *Исаев Александр Иванович*

Год рождения: *1953*

Образование: *высшее, кандидат технических наук*

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - 2003	*ОАО «Ростелеком»*	*заместитель генерального директора – коммерческий директор*
2002 - 2006	*НП «ТелекомФорум»*	*член Наблюдательного Совета*
2003 - 2005	*ОАО «Ростелеком»*	*заместитель генерального директора – директор по работе с государственными структурами*
2005 - 2006	*ОАО «Ростелеком»*	*заместитель генерального директора*
2005 - 2007	*ОАО «Ростелеком»*	*член правления*
2005 - 2007	*ЗАО «Глобус Телеком»*	*член совета директоров*
2006 - 2007	*ОАО «Ростелеком»*	*заместитель генерального директора – директор филиала ММТ*
2006 - 2007	*ЗАО «Зебра Телеком»*	*член совета директоров*
2007 – наст время	*ОАО «Сибирьтелеком»*	*генеральный директор*
2007 – наст время	*ЗАО «Енисейтелеком»*	*председатель совета директоров*
2007 – наст время	*ЗАО «Байкалвестком»*	*председатель совета директоров*
2007 – наст время	*Некоммерческое партнерство «Центр исследования проблем развития телекоммуникаций»*	*член совета директоров*

Доля в уставном капитале эмитента: *нет*

Доля обыкновенных акций эмитента: *нет*

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*

Доли в дочерних/зависимых обществах эмитента: *нет*

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: *к административной или уголовной ответственности не привлекался*
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): *должности в таких организациях не занимал*

5.3. Сведения о размере вознаграждения, льгот и/или компенсации расходов по каждому органу управления эмитента.

Суммарный размер вознаграждений, выплаченных членам Совета директоров общества в 2006 финансовом году.

Заработная плата (руб.)	*5 731 821,91*
Премии (руб.)	*2 908 744,74*
Комиссионные (руб.)	-
Иные имущественные предоставления (руб.):	
материальная помощь:	*200 000,00*
возмещение расходов:	*50 061, 00*
Вознаграждение (руб.)	*22 453 372,00*
Всего (руб.):	*31 344 029,65*

Сведения о существующих соглашениях относительно таких выплат в 2007 финансовом году:
Сведения о размере вознаграждения, льгот и/или компенсации расходов для членов Совета директоров Общества приведены в «Положении о Совете директоров ОАО «Сибирьтелеком». В соответствии с данным Положением:
Годовое вознаграждение для всего состава Совета директоров Общества устанавливается как сумма отчислений в соответствии с нормативами (процентами):
- процент от EBITDA Общества по данным бухгалтерской отчетности по МСФО за отчетный год;
- от суммы чистой прибыли Общества, по итогам отчетного года направляемой на выплату дивидендов.
Годовое вознаграждение распределяется между всеми членами Совета директоров равными долями.
Годовое вознаграждение члена Совета директоров уменьшается на 50% в случае его участия менее чем в половине всех проведенных за время срока его полномочий заседаний Совета директоров.
Размер годового вознаграждения за 2007 год будет определен на годовом собрании акционеров ОАО «Сибирьтелеком» 25.06.2007г.
Ежеквартальное вознаграждение каждому члену Совета директоров устанавливается в размере 200 000 руб.
Председателю Совета директоров вознаграждение устанавливается с коэффициентом 1,5.
Ежеквартальное вознаграждение члена Совета директоров уменьшается на:
30% - в случае его присутствия менее чем на половине заседаний Совета директоров, проведенных в форме совместного присутствия;
100% - при его участии менее чем в половине всех проведенных заседаний Совета директоров.

Размер вознаграждения по итогам работы за 2006 год, определенный (утвержденный) уполномоченным органом управления: *18 062 253,00 руб.*

Размер определенного, но фактически не выплаченного вознаграждения: *0*

Суммарный размер вознаграждений, выплаченных членам Правления общества в 2006 финансовом году.

Заработная плата (руб.)	*18 839 882,09*
Премии (руб.)	*13 869 202,79*
Комиссионные (руб.)	-
Иные имущественные предоставления (руб.):	
материальная помощь:	*1 096 000,00*
возмещение расходов:	-
Вознаграждение (руб.)	*5 837 283,00*
Всего (руб.):	*39 642 367,88*

Сведения о существующих соглашениях относительно таких выплат в 2007 финансовом году:
В соответствии с изменениями и дополнениями в Положение о Правлении ОАО «Сибирьтелеком», утвержденными на годовом общем собрании акционеров (протокол № 1 от 18.06.2004г.) размер и порядок определения вознаграждения, а также распределение его между членами Правления определяется решением Совета директоров Общества.

Размер вознаграждения по итогам работы за 2006 год, определенный (утвержденный) уполномоченным органом управления: ***по состоянию на 30.06.2007г. размер вознаграждения членам Правления за 2006 год определен не был***

Размер определенного, но фактически не выплаченного вознаграждения: *0*

Сумма вознаграждения Никулина А.И., входившего в 2006 году одновременно в состав Совета директоров и Правления Общества, учтена в информации о размере вознаграждения членов Совета директоров в части, начисленной за работу в Совете директоров, и в информации о размере вознаграждения членов Правления Общества в оставшейся части. Размер заработной платы учтен в информации о размере вознаграждения членов Совета директоров.

5.4. Сведения о структуре и компетенции органов контроля за финансово-хозяйственной деятельностью эмитента.

В соответствии со ст. 17 Устава ОАО "Сибирьтелеком" контроль за финансово-хозяйственной деятельностью Общества осуществляют следующие органы контроля:

- *Ревизионная комиссия Общества (орган, избираемый на годовом собрании акционеров в количестве 5 человек);*
- *Департамент внутреннего аудита Общества.*

В компетенцию Ревизионной комиссии входит:

- *проверка достоверности данных, содержащихся в отчетах и иных финансовых документах Общества;*
- *выявление фактов нарушения установленных правовыми актами Российской Федерации порядка ведения бухгалтерского учета и представления финансовой отчетности;*
- *проверка соблюдения правовых норм при исчислении и уплате налогов;*
- *выявление фактов нарушения правовых актов Российской Федерации, в соответствии с которыми Общество осуществляет финансово-хозяйственную деятельность;*
- *оценка экономической целесообразности финансово-хозяйственных операций Общества.*

Для обеспечения постоянного внутреннего контроля за порядком осуществления всех хозяйственных операций в Обществе создано специальное, не зависимое от исполнительных органов Общества, структурное подразделение – Департамент внутреннего аудита, деятельность которого контролируется непосредственно Советом директоров Общества.

В соответствии со ст. 17.3 Устава Общества, функции Департамента внутреннего аудита, порядок его деятельности, порядок назначения работников, предъявляемые к ним требования определены Положением о Департаменте внутреннего аудита, утвержденным решением Совета директоров Общества от 03 апреля 2003 года.

Задачами департамента внутреннего аудита являются:

- *периодический контроль за соответствием совершенных в Обществе, его филиалах и структурных подразделениях финансовых и хозяйственных операций интересам Общества, защита активов Общества;*
- *независимая оценка и анализ финансового состояния Общества в целом, его филиалов и структурных подразделений;*
- *периодический контроль за выполнением Обществом, его филиалами и структурными подразделениями законодательных и других нормативных актов (включая внутренние положения), регулирующих их деятельность, а также решений Общего собрания акционеров Общества, Совета директоров Общества, единоличного и коллегиального исполнительных органов Общества;*
- *проверка бизнес-процессов Общества, оценка их эффективности и соответствия требованиям регламентирующих документов;*
- *контроль за сделками, в совершении которых имеется заинтересованность, подтверждение достоверности бухгалтерской отчетности и оперативной информации Общества, его филиалов и структурных подразделений;*
- *консультирование по вопросам финансового и налогового законодательства;*
- *взаимодействие с внешними аудиторами, представителями налоговых и других контролирующих органов.*

Общая организация работы департамента внутреннего аудита в Обществе возлагается на директора департамента внутреннего аудита.

Директор департамента внутреннего аудита назначается на должность и освобождается от должности Генеральным директором по согласованию с Советом директоров Общества.

Директор департамента внутреннего аудита действует в соответствии с заключенным с ним договором; по вопросам, связанным с осуществлением внутреннего аудита, подчиняется непосредственно Совету директоров Общества.

Сотрудники департамента внутреннего аудита, в своей профессиональной деятельности являются независимыми от исполнительных органов Общества и руководства тех филиалов и структурных подразделений, работа которых подвергается проверке, и должны руководствоваться только Конституцией Российской Федерации, положениями федеральных

законов и других законодательных актов Российской Федерации, нормативных актов Общества по соответствующим направлениям деятельности Общества.
Департамент внутреннего аудита выполняет свою работу на основе годовых планов, утверждаемых Советом директоров Общества по представлению директора департамента внутреннего аудита.
Взаимодействие службы внутреннего аудита и внешнего аудитора осуществляется в соответствии со стандартами аудиторской деятельности, утвержденными Правительством РФ.

Сведения о наличии внутреннего документа эмитента, устанавливающего правила по предотвращению использования служебной (инсайдерской) информации:
Положение о порядке использования информации о деятельности ОАО «Сибирьтелеком», о его ценных бумагах и сделках с ними, которая не является общедоступной и неправомерное использование или разглашение которой может оказать существенное влияние на рыночную стоимость ценных бумаг ОАО «Сибирьтелеком» утверждено решением Совета директоров ОАО «Сибирьтелеком» (протокол № 30 от 16.06.2005г.). Текст данного Положение размещен на сайте эмитента по адресу http://www.sibirtelecom.ru/company/docs/pol_inside2005.rtf.

5.5. Информация о лицах, входящих в состав органов контроля за финансово-хозяйственной деятельностью эмитента.

Персональный состав ревизионной комиссии:

1. Батманов Михаил Владимирович
Год рождения: *1978*
Образование: *высшее*
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 – 2003	*ЗАО «Информационный аналитический центр научных технических исследований «КОНТИНИУМ»*	*юрисконсульт*
2003 – 2005	*ОАО «Связьинвест»*	*главный специалист департамента правового обеспечения*
2005 – 2005	*ОАО «Связьинтек»*	*член совета директоров*
2005 – 2006	*ЗАО «Вестелком»*	*член ревизионной комиссии*
2005 – 2006	*ОАО «Связьинвест»*	*начальник отдела департамента правового обеспечения*
2005 – 2006	*ЗАО «АКОС»*	*член ревизионной комиссии*
2005 – 2007	*ЗАО «Центел»*	*член ревизионной комиссии*
2005 – наст. время	*ОАО «Центральный телеграф»*	*член ревизионной комиссии*
2006 – 2006	*ОАО «ЦентрТелеком»*	*член правления*
2006 – 2007	*ОАО «Дальсвязь»*	*член ревизионной комиссии*
2006 – 2007	*ООО «ГИПРОСВЯЗЬ СЕВЕРО-ЗАПАД»*	*член ревизионной комиссии*
2006 – наст. время	*ОАО «Связьинвест»*	*начальник отдела департамента корпоративного управления и правового обеспечения*
2007 – наст. время	*ОАО «Уралсвязьинформ»*	*член совета директоров*
2007 – наст. время	*ОАО «Связьинтек»*	*член совета директоров*
2007 – наст. время	*ОАО «Сибирьтелеком»*	*член ревизионной комиссии*

Доля в уставном капитале эмитента: *нет*
Доля обыкновенных акций эмитента: *нет*
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*
Доли в дочерних/зависимых обществах эмитента: *нет*
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: *к административной или уголовной ответственности не привлекался*
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): *должности в таких организациях не занимал*

2. Королева Ольга Григорьевна
Год рождения: *1950*
Образование: *высшее*
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организации	Должность
2001-2003	*ОАО «Связьинвест»*	*начальник отдела методологии*
2003-2004	*ЗАО «Владимир-телесервис»*	*член ревизионной комиссии*
2003-2004	*ЗАО «Нижегородтелесервис»*	*член ревизионной комиссии*
2003-2005	*ОАО «Связьинвест»*	*заместитель главного бухгалтера*
2005-2006	*ОАО «Гипросвязь»*	*Председатель ревизионной комиссии*
2005-2006	*ОАО «Уралсвязьинформ»*	*председатель ревизионной комиссии*
2005-2006	*ЗАО «МЦ НТТ»*	*председатель ревизионной комиссии*
2005-2006	*ОАО «Аэроком»*	*председатель ревизионной комиссии*
2005-2007	*ОАО «Центральный телеграф»*	*председатель ревизионной комиссии*
2005-наст.время	*ОАО «Связьинвест»*	*главный бухгалтер*
2005-наст.время	*ОАО «Дальсвязь»*	*председатель ревизионной комиссии*
2005- наст.время	*ОАО «ВолгаТелеком»*	*председатель ревизионной комиссии*
2006 – наст.время	*ОАО «Уралсвязьинформ»*	*член совета директоров*
2006-наст.время	*ОАО «Ростелеком»*	*председатель ревизионной комиссии*
2006-наст.время	*ОАО «ЦентрТелеком»*	*председатель ревизионной комиссии*
2006-наст.время	*ЗАО Байкалвестком»*	*председатель ревизионной комиссии*
2007 – наст.время	*ЗАО «Енисейтелеком»*	*председатель ревизионной комиссии*
2007 – наст.время	*ОАО «Северо-Западный Телеком»*	*член совета директоров*

Доля в уставном капитале эмитента: *нет*
Доля обыкновенных акций эмитента: *нет*
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*
Доли в дочерних/зависимых обществах эмитента: *нет*

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: *к административной или уголовной ответственности не привлекалась*
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): *должности в таких организациях не занимала*

3. Третьяков Михаил Викторович
Год рождения: *1974*
Образование: *высшее*
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - 2003	*ЗАО «Дельта Телеком»*	*экономист*
2003 – 2005	*ЗАО «Петербург Транзит Телеком»*	*финансовый контролер*
2006 – 2006	*ОАО «Связьинвест»*	*заместитель начальника отдела корпоративных финансов департамента финансов*
2007 – наст. время	*ОАО «Связьинвест»*	*начальник отдела методологии и оценки инвестиционной деятельности департамента экономики и финансов*
2007 – наст. время	*ОАО «ЦентрТелеком»*	*член ревизионной комиссии*
2007 – наст. время	*ОАО «Южная телекоммуникационная компания»*	*член ревизионной комиссии*
2007 – наст. время	*ОАО «Сибирьтелеком»*	*член ревизионной комиссии*

Доля в уставном капитале эмитента: *нет*
Доля обыкновенных акций эмитента: *нет*
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*
Доли в дочерних/зависимых обществах эмитента: *нет*
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: *к административной или уголовной ответственности не привлекалась*
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): *должности в таких организациях не занимала*

4. Чарковский Вячеслав Юрьевич
Год рождения: *1973*
Образование: *высшее*
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 – 2003	*ЗАО "БДО ЮниконРУФ"*	*ведущий эксперт департамента налогов и права*
2003 – 2004	*ОАО "Связьинвест"*	*ведущий специалист налогового отдела департамента бухгалтерского учета*
2004 – наст. время	*ОАО «Связьинвест»*	*главный специалист налогового отдела департамента бухгалтерского учета*
2005 – 2006	*ОАО «Дальсвязь»*	*член ревизионной комиссии*
2005 – 2006	*ОАО «Южная телекоммуникационная компания»*	*член ревизионной комиссии*
2005 – наст. время	*ООО «Гипросвязь-Сибирь»*	*член ревизионной комиссии*
2005 – наст. время	*ОАО «Сибирьтелеком»*	*член ревизионной комиссии*
2006 – 2007	*ЗАО «Центел»*	*председатель ревизионной комиссии*
2006 – 2007	*ОАО «Гипросвязь»*	*председатель ревизионной комиссии*
2006 – 2007	*ЗАО «Стартком»*	*ревизор*

Доля в уставном капитале эмитента: *нет*
Доля обыкновенных акций эмитента: *нет*
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*
Доли в дочерних/зависимых обществах эмитента: *нет*
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: *к административной или уголовной ответственности не привлекался*
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): *должности в таких организациях не занимал*

Департамент внутреннего аудита.

1. *Гроза Светлана Анатольевна*
Год рождения: *1969*
Образование: *высшее*

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 – 2003	*ОАО "Электросвязь" Новосибирской области*	*начальник отдела внутреннего аудита и контроля*
2003 - наст. время	*ОАО "Сибирьтелеком"*	*директор департамента внутреннего аудита*
2004 – 2005	*ОАО "Сибирьтелеком"*	*член ревизионной комиссии*
2004 – 2006	*ОАО "АК Мобилтелеком"*	*член ревизионной комиссии*
2004 – наст. время	*ЗАО "Байкалвестком"*	*член ревизионной комиссии*
2004 – наст. время	*ЗАО "Енисейтелеком"*	*член ревизионной комиссии*
2005 – наст. время	*ЗАО "Чита НЭТ"*	*член ревизионной комиссии*
2005 – наст. время	*ООО "Гипросвязь-Сибирь"*	*член ревизионной комиссии*

Доля в уставном капитале эмитента: *нет*
Доля обыкновенных акций эмитента: *нет*
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*
Доли в дочерних/зависимых обществах эмитента: *нет*
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: *к административной или уголовной ответственности не привлекалась*
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): *должности в таких организациях не занимала*

2. *Пушкина Татьяна Николаевна*
Год рождения: *1952*
Образование: *высшее*
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 – 2003	*ОАО "Электросвязь" Новосибирской области*	*ведущий специалист отдела внутреннего аудита и контроля*
2003 – 2005	*ОАО "Сибирьтелеком"*	*начальник отдела контроля и анализа отчетов департамента внутреннего аудита*
2004 – наст. время	*ЗАО "Стек Джи Эс Эм"*	*член ревизионной комиссии*
2005 – 2006	*ЗАО "Чита НЭТ"*	*член ревизионной комиссии*
2005 – наст. время	*ОАО "Сибирьтелеком"*	*начальник отдела внутреннего контроля*
2006– наст. время	*ОАО "АК Мобилтелеком"*	*член ревизионной комиссии*

2007- наст. время	*ОАО "ЦСиТКСН"*	*член ревизионной комиссии*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекалась***
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимала***

5.6. Сведения о размере вознаграждения, льгот и/или компенсации расходов по органу контроля за финансово-хозяйственной деятельностью эмитента.

Суммарный размер вознаграждений, выплаченных членам ревизионной комиссии общества за 2006 финансовый год.

Заработная плата (руб.)	-
Премии (руб.)	-
Комиссионные (руб.)	-
Иные выплаты (руб.)	-
Вознаграждение (руб.)	*3 675 000,00*
Всего (руб.):	*3 675 000,00*

Сведения о существующих соглашениях относительно таких выплат в 2007 финансовом году:

В соответствии с Положением о Ревизионной комиссии ОАО «Сибирьтелеком» членам Ревизионной комиссии в период исполнения ими своих обязанностей выплачивается ежеквартальное вознаграждение в размере 150 000 руб. каждому. Председателю Ревизионной комиссии ежеквартальное вознаграждение устанавливается с коэффициентом 1,3.

Вознаграждение лиц, входящих в состав департамента внутреннего аудита, выплачивается в соответствии со штатным расписанием и положением о премировании.

Размер вознаграждения по итогам работы за 2006 год, определенный (утвержденный) уполномоченным органом управления: ***по состоянию на 30.06.2007г. размер вознаграждения членам ревизионной комиссии за 2006 год определен не был***

Размер определенного, но фактически не выплаченного вознаграждения: ***0***

5.7. Данные о численности и обобщенные данные об образовании и о составе сотрудников (работников) эмитента, а также об изменении численности сотрудников (работников) эмитента.

Среднесписочная численность работников (сотрудников) эмитента, включая работников (сотрудников), работающих в его филиалах и представительствах, а также размер отчислений на заработную плату и социальное обеспечение за 2 квартал 2007г.:

Наименование показателей	За 2 квартал 2007 г.
Среднесписочная численность работников	35 399
Доля сотрудников эмитента, имеющих высшее профессиональное образование, %	29,1%
Объем денежных средств, направленных на оплату труда, тыс. руб.	1 868 550,7
Объем денежных средств, направленных на социальное обеспечение, тыс. руб.	85 820,8
Общий объем израсходованных денежных средств, тыс. руб.	1 954 371,5

За рассматриваемый период существенного для эмитента изменения численности сотрудников (работников) не произошло.

В состав сотрудников (работников) Эмитента не входят сотрудники, оказывающие существенное влияние на финансово-хозяйственную деятельность Эмитента (ключевые сотрудники).

Сотрудники Эмитента являются членами территориальных организаций Общероссийского профсоюза работников связи Сибирского федерального округа.

5.8. Сведения о любых обязательствах эмитента перед сотрудниками (работниками), касающихся возможности их участия в уставном (складочном) капитале (паевом фонде) эмитента.

Сведения о соглашениях или обязательствах эмитента, касающиеся возможности участия сотрудников (работников) эмитента в его уставном капитале: ***не имеет место.***

Сведения о предоставлении или возможности предоставления сотрудникам (работникам) эмитента опционов эмитента: ***не имеет место.***

VI. Сведения об участниках (акционерах) эмитента и о совершенных эмитентом сделках, в совершении которых имелась заинтересованность

6.1. Сведения об общем количестве акционеров (участников) эмитента.

По состоянию на 30.06.2007г.:
Общее количество акционеров (участников): *16 817*
Общее количество номинальных держателей акций эмитента: *26*

6.2. Сведения об участниках (акционерах) эмитента, владеющих не менее чем 5 процентами его уставного капитала или не менее чем 5 процентами его обыкновенных акций, а также сведения об участниках (акционерах) таких лиц, владеющих не менее чем 20 процентами уставного капитала или не менее чем 20 процентами их обыкновенных акций.

По состоянию на 30.06.2007г.:
Акционеры эмитента, владеющие не менее чем 5 процентами уставного капитала эмитента или не менее чем 5 процентами обыкновенных акций эмитента:

1. Полное фирменное наименование: ***открытое акционерное общество "Инвестиционная компания связи"***
Сокращенное фирменное наименование: ***ОАО "Связьинвест"***
ИНН: *7710158355*
Место нахождения: ***119121 г. Москва, ул. Плющиха, д.55, стр.2***
Доля в уставном капитале эмитента: ***38,23 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***50,67 %***
Акционеры, владеющие не менее чем 20 процентами уставного капитала данного лица или не менее чем 20 процентами его обыкновенных акций:

1.1. Наименование: ***Российская Федерация в лице Федерального агентства по управлению федеральным имуществом***
Сокращенное наименование: ***Росимущество***
ИНН: *7710542402*
Место нахождения: ***Россия, г. Москва, Никольский пер, д.9***
Доля в уставном капитале акционера эмитента: ***75 % - 1 акция***
Доля обыкновенных акций акционера эмитента: ***75 % - 1 акция***
Доля в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента: ***0 %***

1.2. Полное фирменное наименование: ***Открытое акционерное общество «Комстар - Объединенные ТелеСистемы»***
Сокращенное наименование: ***ОАО «КОМСТАР – ОТС»***
ИНН: *7740000069*
Место нахождения: ***Россия, 119121, г. Москва, Смоленская - Сенная площадь, д. 27, стр. 2***
Доля в уставном капитале акционера эмитента: ***17,31 + 1 акция***
Доля обыкновенных акций акционера эмитента: ***17,31 + 1 акция***
Доля в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента: ***0 %***

1.3. Полное фирменное наименование: ***MGTS Finance S.A.***
Сокращенное наименование: ***MGTS Finance S.A.***

Место нахождения: *Великое Герцогство Люксембург, L- 2453 ул. Эжен Рюппер, 5*
Доля в уставном капитале акционера эмитента: *7,69%*
Доля обыкновенных акций акционера эмитента: *7,69%*
Доля в уставном капитале эмитента: *0 %*
Доля обыкновенных акций эмитента: *0%*

Номинальные держатели, владеющие не менее чем 5 процентами уставного капитала Эмитента или не менее чем 5 процентами обыкновенных акций Эмитента:

1. Полное фирменное наименование: *закрытое акционерное общество "Депозитарно-клиринговая компания" (номинальный держатель)*
Сокращенное фирменное наименование: *ЗАО "ДКК"*
ИНН: *7710021150*
Место нахождения: *115162, г. Москва, ул. Шаболовка, д. 31, стр. Б*
Доля в уставном капитале эмитента: *10,17 % (номинальный держатель)*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *6,26%*

2. Полное фирменное наименование: *закрытое акционерное общество "ИНГ БАНК (Евразия)" (номинальный держатель)*
Сокращенное фирменное наименование: *ЗАО "ИНГ БАНК (Евразия)"*
ИНН: *7712014310*
Место нахождения: *г. Москва, ул. Краснопролетарская, д.36*
Доля в уставном капитале эмитента: *18,27 % (номинальный держатель)*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *21,63%*

3. Полное фирменное наименование: *закрытое акционерное общество "Ю БИ ЭС НОМИНИЗ" (номинальный держатель)*
Сокращенное фирменное наименование: *ЗАО "Ю БИ ЭС НОМИНИЗ"*
ИНН: *7711080038*
Место нахождения: *115054, г. Москва, Павелецкая площадь, д. 2, стр. 2*
Доля в уставном капитале эмитента: *5,88% (номинальный держатель)*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *2,20 %*

4. Полное фирменное наименование: *некоммерческое партнерство "Национальный депозитарный центр" (номинальный держатель)*
Сокращенное фирменное наименование: *НП "НДЦ"*
ИНН: *7706131216*
Место нахождения: *125009, г. Москва, Средний Кисловский пер. д.1/13, стр. 4*
Доля в уставном капитале эмитента: *11,38 % (номинальный держатель)*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *8,17 %*

6.3. Сведения о доле участия государства или муниципального образования в уставном капитале эмитента, наличии специального права ("золотой акции").

Вид собственности: *федеральная собственность*
Доля: *0,00024%*
Управляющий пакетом: *Федеральное государственное унитарное предприятие «Российский государственный концерн по производству электрической и тепловой энергии на атомных станциях» (концерн «Розэнергоатом»)*
Место нахождения: *109507, г. Москва, ул. Ферганская, д. 25*

Доля уставного капитала эмитента, находящаяся в государственной (субъектов Российской Федерации), муниципальной собственности:
Вид собственности: *субъектов РФ*
Доля: *0,00007%*
Управляющий пакетом: *Департамент по управлению государственной собственностью Томской области*
Место нахождения: *634041, г. Томск, пр. Кирова, д. 51*

Вид собственности: *муниципальная*
Доля: *0,00015%*
Управляющий пакетом: *Департамент земельных и имущественных отношений г. Новосибирска*
Место нахождения: *630099, г. Новосибирск, ул. Красный проспект, д. 50*

Вид собственности: *субъектов РФ*
Доля: *0,0000006%*
Управляющий пакетом: *Комитет по управлению государственным имуществом Новосибирской области*
Место нахождения: *630011, г. Новосибирск, ул. Красный проспект, д. 18*

Наличие специального права на участие Российской Федерации, субъектов Российской Федерации, муниципальных образований в управлении эмитентом ("золотой акции"): *не предусмотрено.*

6.4. Сведения об ограничениях на участие в уставном (складочном) капитале (паевом фонде) эмитента.

Уставом Общества не предусмотрено ограничений на участие в уставном капитале Общества.

6.5. Сведения об изменениях в составе и размере участия акционеров (участников) эмитента, владеющих не менее чем 5 процентами его уставного (складочного) капитала (паевого фонда) или не менее чем 5 процентами его обыкновенных акций.

Лица, зарегистрированные в реестре общества и владевшие не менее чем 5 процентами уставного капитала или не менее чем 5 процентами обыкновенных акций общества:
Составы акционеров эмитента, владевших не менее чем 5 процентами уставного капитала эмитента, определенные на дату составления списка лиц, имевших право на участие в каждом общем собрании акционеров эмитента, проведенном за 5 последних завершенных финансовых лет, а также за последний отчетный квартал, по данным списка лиц, имевших право на участие в каждом из таких собраний.

2002 год:
Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании - *19.04.2002 г.*:

	Полное и сокращенное фирменное наименование	Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество “Инвестиционная компания связи” ОАО “Связьинвест”	38,23	50,67

2003 год:
Дата составления списка акционеров, имеющих право участвовать во внеочередном общем собрании - *25.12.2002 г.*:

	Полное и сокращенное фирменное наименование	Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество “Инвестиционная компания связи”	38,23	50,67

	ОАО "Связьинвест"		

Дата составления списка акционеров, имеющих право участвовать во внеочередном общем собрании - *29.12.2002 г.*:

	Полное и сокращенное фирменное наименование	**Доля в уставном капитале эмитента (%)**	**Доля обыкновенных акций эмитента (%)**
1.	Открытое акционерное общество "Инвестиционная компания связи" ОАО "Связьинвест"	38,23	50,67

Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании - *30.04.2003 г.*:

	Полное и сокращенное фирменное наименование	**Доля в уставном капитале эмитента (%)**	**Доля обыкновенных акций эмитента (%)**
1.	Открытое акционерное общество "Инвестиционная компания связи", ОАО "Связьинвест"	38,23	50,67
2.	STOTTER LIMITED STOTTER LTD.	5,03	3,53

2004 год:

Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании - *30.04.2004 г.*:

	Полное и сокращенное фирменное наименование	**Доля в уставном капитале эмитента (%)**	**Доля обыкновенных акций эмитента (%)**
1.	Открытое акционерное общество "Инвестиционная компания связи", ОАО "Связьинвест"	38,23	50,67
2.	JP MORGAN CHASE BANK	7,47	9,91

2005 год:

Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании - *05.05.2005 г.*:

	Полное и сокращенное фирменное наименование	**Доля в уставном капитале эмитента (%)**	**Доля обыкновенных акций эмитента (%)**
1.	Открытое акционерное общество "Инвестиционная компания связи", ОАО "Связьинвест"	38,23	50,67
2.	JP MORGAN CHASE BANK	9,12	12,088

2006 год:

Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании – **01.05.2006*г.*:**

	Полное и сокращенное фирменное наименование	**Доля в уставном капитале эмитента (%)**	**Доля обыкновенных акций эмитента (%)**
1.	Открытое акционерное общество "Инвестиционная компания связи", ОАО "Связьинвест"	38,23	50,67
2.	JP MORGAN CHASE BANK	10,48	13,89

2007 год:

Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании – **07.05.2007*г.*:**

	Полное и сокращенное фирменное наименование	Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество "Инвестиционная компания связи", ОАО "Связьинвест"	38,23	50,67

6.6. Сведения о совершенных эмитентом сделках, в совершении которых имелась заинтересованность.

Наименование показателя	2 квартал 2007г.
Общее количество и общий объем в денежном выражении совершенных эмитентом за отчетный период сделок, в совершении которых имелась заинтересованность и которые требовали одобрения уполномоченным органом управления эмитента, штук/руб.	14 / 37 013 430
Количество и объем в денежном выражении совершенных эмитентом за отчетный период сделок, в совершении которых имелась заинтересованность и которые были одобрены общим собранием участников (акционеров) эмитента, штук/руб.	0 / 0
Количество и объем в денежном выражении совершенных эмитентом за отчетный период сделок, в совершении которых имелась заинтересованность и которые были одобрены советом директоров (наблюдательным советом эмитента), штук/руб.	14 / 37 013 430
Количество и объем в денежном выражении совершенных эмитентом за отчетный период сделок, в совершении которых имелась заинтересованность и которые требовали одобрения, но не были одобрены уполномоченным органом управления эмитента, штук/руб.	0/0

Сделок (групп взаимосвязанных сделок), цена каждой из которых составляет 5 и более процентов балансовой стоимости активов Эмитента, определенной по данным бухгалтерской отчетности на последнюю отчетную дату перед совершением сделки, совершенной Эмитентом за 2 квартал 2007 года, у Эмитента ***не было.***

Общий объем в денежном выражении сделок, в совершении которых имелась заинтересованность, совершенных эмитентом за 2 квартал 2007г.: ***37 013 430 руб.***

6.7. Сведения о размере дебиторской задолженности.

Структура дебиторской задолженности эмитента с указанием срока исполнения обязательств за 2 квартал 2007г.:

на 30.06.2007г.:

Вид дебиторской задолженности	Срок наступления платежа	
	До одного года	Свыше одного года
Дебиторская задолженность покупателей и заказчиков, тыс. руб.	2 490 519	3 071
в том числе просроченная, тыс. руб.	321 879	-
Дебиторская задолженность по векселям к получению, тыс. руб.	200	-
в том числе просроченная, тыс. руб.	-	-
Дебиторская задолженность участников (учредителей) по взносам в уставный капитал, тыс. руб.	-	-
в том числе просроченная, тыс. руб.	-	-
Дебиторская задолженность по авансам выданным, тыс. руб.	357 361	-
в том числе просроченная, тыс. руб.	5 584	-

Вид дебиторской задолженности	Срок наступления платежа	
	До одного года	Свыше одного года
Прочая дебиторская задолженность, тыс. руб.	1 057 232	82 016
в том числе просроченная, тыс. руб.	4 285	-
Итого, тыс. руб.	3 905 312	85 087
в том числе итого просроченная, тыс. руб.	331 748	-

Сведения о дебиторах, на долю которых приходится не менее 10 процентов от общей суммы дебиторской задолженности:

Полное фирменное наименование: ***Открытое акционерное общество "Ростелеком"***

Сокращенное фирменное наименование: ***ОАО "Ростелеком"***

Место нахождение: ***191002, г. Санкт-Петербург, ул. Достоевского, д. 15***

Сумма дебиторской задолженности: ***540 532 тыс. руб.***

Размер и условия просроченной дебиторской задолженности: ***не имеет места***

Дебитор является аффилированным лицом: ***Акционерное общество входит в одну группу лиц с эмитентом***

Доля участия эмитента в уставном капитале аффилированного лица: ***нет***

Доля обыкновенных акций аффилированного лица, принадлежащих эмитенту: ***нет***

Доля участия аффилированного лица в уставном капитале эмитента: ***нет***

Доля обыкновенных акций эмитента, принадлежащих аффилированному лицу: ***нет***

VII. Бухгалтерская отчетность эмитента и иная финансовая информация.

7.1. Годовая бухгалтерская отчетность эмитента.

В ежеквартальном отчете за 2 квартал данная информация не предоставляется.

7.2. Квартальная бухгалтерская отчетность эмитента за последний завершенный отчетный квартал.

а) В состав квартальной бухгалтерской отчетности Эмитента, прилагаемой к настоящему ежеквартальному отчету входит бухгалтерская отчетность Эмитента за 1 полугодие 2007г, составленная в соответствии с требованиями законодательства Российской Федерации и состоящая из формы № 1 по ОКУД «бухгалтерский баланс» и формы № 2 по ОКУД «отчет о прибылях и убытках» (Приложение № 1).

б) У Эмитента отсутствует квартальная бухгалтерская отчетность, составленная в соответствии с Международными стандартами финансовой отчетности или Общепринятыми принципами бухгалтерского отчета США.

7.3. Сводная бухгалтерская отчетность эмитента за последний завершенный финансовый год.

а) Обязанность организации составлять сводную бухгалтерскую отчетность установлена п. 91 Приказа Минфина РФ № 34н "Об утверждении Положения по ведению бухгалтерского учета и отчетности в Российской Федерации" от 29.07.1998 года.
Согласно п. 8 этого Приказа, Группа может не составлять сводную бухгалтерскую отчетность по правилам, предусмотренным нормативными актами и методическими указаниями по бухгалтерскому учету Министерства финансов Российской Федерации, в случае, если одновременно соблюдаются следующие условия:
- сводная бухгалтерская отчетность составлена на основе Международных стандартов финансовой отчетности (МСФО), разработанных Комитетом по международным стандартам финансовой отчетности;
- Группой должна быть обеспечена достоверность сводной бухгалтерской отчетности, составленной на основе МСФО;
- пояснительная записка к сводной бухгалтерской отчетности содержит перечень применяемых требований бухгалтерской отчетности, раскрывает способы ведения бухгалтерского учета, включая оценки, отличающиеся от правил, предусмотренных нормативными актами и методическими указаниями по бухгалтерскому учету Министерства финансов Российской Федерации.
ОАО "Сибирьтелеком" отвечает всем указанным требованиям.

б) В состав консолидированной финансовой отчетности по состоянию на 31 декабря 2006 года включается:
- Заключение независимых аудиторов;
- Консолидированный баланс по состоянию на 31 декабря 2006года;
- Консолидированный отчет о прибылях и убытках за 2006 год;
- Консолидированный отчет о движении денежных средств за 2006 год;
- Консолидированный отчет о движении собственных средств за 2006 год;
- Примечания к консолидированной финансовой отчетности по состоянию на 31 декабря 2006 года.

См. Приложение № 2.

7.4. Сведения об учетной политике эмитента.

Во 2 квартале 2007г. изменений в Учетную политику Эмитента на 2007г. внесено не было.

7.5. Сведения об общей сумме экспорта, а также о доле, которую составляет экспорт в общем объеме продаж.

Эмитент не осуществляет экспорт продукции (товаров, работ, услуг).

7.6. Сведения о стоимости недвижимого имущества эмитента и существенных изменениях, произошедших в составе имущества эмитента после даты окончания последнего завершенного финансового года.

Общая стоимость недвижимого имущества на 30.06.2007г. – *2 171 434 692,93 руб.*
Величина начисленной амортизации на 30.06.2007г. – *647 302 358,24 руб.*

Изменения в составе недвижимого имущества Эмитента
Значительных изменений в составе недвижимого имущества Эмитента в течение 12 месяцев до даты окончания отчетного квартала не было.

Сведения о любых приобретениях или выбытии по любым основаниям любого иного имущества эмитента, если балансовая стоимость такого имущества превышает 5 процентов балансовой стоимости активов эмитента, а также сведения о любых иных существенных для эмитента изменениях, произошедших в составе иного имущества эмитента после даты окончания последнего завершенного финансового года до даты окончания отчетного квартала: ***не было.***

7.7. Сведения об участии эмитента в судебных процессах в случае, если такое участие может существенно отразиться на финансово - хозяйственной деятельности эмитента.

Сведения об участии эмитента в судебных процессах (с указанием наложенных на эмитента судебным органом санкциях) в случае, если такое участие может существенно отразиться на финансово-хозяйственной деятельности эмитента, в течение трех лет, предшествующих дате окончания отчетного квартала:

1. ***Судебный процесс по иску Потапкиной Е.П. к ОАО «Сибирьтелеком» о компенсации морального вреда в сумме 1 500 000 руб. В удовлетворении исковых требований отказано полностью. Данное решение обжаловано истцом в кассационном порядке в Верховный суд Республики Хакасия. Определением суда кассационной инстанции от 30 мая 2006г. решение суда первой инстанции оставлено без изменения. (Хакасский филиал).***
2. ***Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Торговый дом «Русский профиль плюс» о взыскании задолженности за проданное имущество на сумму 2 225 959 руб. Арбитражным судом от 08.06.2007г. вынесено определение о прекращении производства по делу в связи с добровольной уплатой. (Хакасский филиал).***
3. ***Судебный процесс по иску Прокурора республики Хакасия к ОАО «Сибирьтелеком» и Государственному комитету Республики Хакасия по управлению государственным имуществом о признании недействительной сделки приватизации, балансовая стоимость здания 4 757 818, 94 руб., гаража 89 073 руб. Решением суда от 03.07.2007г. исковые требования удовлетворены (в пользу ОАО «Сибирьтелеком»). (Хакасский филиал).***
4. ***Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании задолженности за услуги связи на сумму 2 071 139 руб. Решением суда от 16.11.2006г. исковые требования удовлетворены в полном объеме. (Хакасский филиал).***

5. *Судебный процесс по иску ОАО «Сибирьтелеком» к Алтайскому краю в лице администрации Алтайского края и муниципальному образованию г. Барнаула в лице администрации г. Барнаула о возмещении недополученных доходов в связи с предоставлением льгот на сумму 6 371 754, 34 руб. Исковые требования были уменьшены до 5 825 403, 53 руб. Судом вынесено решение об отказе в удовлетворении исковых требований. Апелляционной инстанцией решение оставлено без изменений. Кассационной инстанцией дело направлено на новое рассмотрение. 03.10.2006г. судом вынесено решение о частичном удовлетворении исковых требований истца на сумму 4 825 890, 90 руб. Апелляционной инстанцией от 21.12.2006г. решение оставлено в силе Постановлением кассационной инстанции от 20.03.2007г. решение и постановление апелляционной инстанции отменено, дело направлено на новое рассмотрение. 10.05.2007г. состоялось предварительное судебное заседание. 12.07.2007г. рассмотрение отложено (срок не определен). (Алтайский филиал).*
6. *Судебный процесс по иску ОАО «Барнаульская горэлектросеть» к ОАО «Сибирьтелеком» о взыскании неосновательного обогащения в сумме 1 518 372 руб. Судом вынесено решение об удовлетворении исковых требований в полном объёме. Апелляционной инстанцией решение оставлено без изменений. Постановлением кассационной инстанции от 05.09.2006г. решение суда отменено и направлено на новое рассмотрение. Рассмотрение, назначенное на 09.01.2007г., отложено в связи с назначением экспертизы. (Алтайский филиал).*
7. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Диалог-Сибирь Барнаул» о взыскании задолженности в сумме 1 811 915, 91 руб. Решением Арбитражного суда от 31.05.2007г. в удовлетворении исковых требований отказано. 02.07.2007г. подана апелляционная жалоба. (Алтайский филиал).*
8. *Судебный процесс по иску Кузнецовой В.М. к ОАО «Сибирьтелеком» о восстановлении на работе, взыскании денежных средств за период вынужденного прогула и компенсации морального вреда на сумму 1 579 949 руб. Решением суда от 27.03.2007г. в удовлетворении исковых требований отказано. Определением кассационной инстанции от 29.06.2007г. решение суда первой инстанции оставлено без изменений, жалоба без удовлетворения. (Алтайский филиал).*
9. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Имэкстелеком» о взыскании неосновательного обогащения в сумме 6 966 707, 69 руб. Решением Арбитражного суда от 21.06.2007г. отказано в удовлетворении исковых требований. Планируется подача апелляционной жалобы. (Алтайский филиал).*
10. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Барнаул.Ру» о взыскании неосновательного обогащения в сумме 1 533 612, 58 руб. Решением Арбитражного суда от 25.06.2007г. отказано в удовлетворении исковых требований. Планируется подача апелляционной жалобы. (Алтайский филиал).*
11. *Судебный процесс по иску Жихарева В.Г. к ОАО «Сибирьтелеком» о восстановлении на работе, взыскании среднемесячного заработка за время вынужденного прогула и компенсации морального вреда в сумме 1 000 000 руб. Исковые требования уменьшены до 500 000 руб. Судебное заседание назначено на 21.08.2007г. (Красноярский филиал).*
12. *Судебный процесс по иску Жихарева В.Г. к ОАО «Сибирьтелеком» о снятии дисциплинарного взыскания, выплате премии и компенсации морального вреда в сумме 1 013 690 руб. На рассмотрении. (Красноярский филиал).*
13. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 1 713 950, 00 руб. 05.07.2006г. исковые требования удовлетворены в полном объеме. Постановлением апелляционной инстанции от 13.09.2006г. решение оставлено без изменения. (Красноярский филиал).*
14. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 1 285 462, 50 руб. Решением суда от 23.10.2006г. исковые требования удовлетворены в полном объеме. (Красноярский филиал).*
15. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 1 285 462, 50 руб. Решением суда от 26.12.2006г. исковые требования удовлетворены в полном объеме. (Красноярский филиал).*

16. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 1 456 669, 27 руб. Решением суда от 21.11.2006г. исковые требования удовлетворены в полном объеме. (Красноярский филиал).*
17. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Ветеран» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 6 314 420 руб. Решением суда от 26.09.2006г. исковые требования удовлетворены. Апелляционной инстанцией от 07.12.2006г. решение оставлено в силе. Постановлением кассационной инстанции от 15.03.2007г. дело направлено на новое рассмотрение. Исковые требования уменьшены до 3 314 419, 68 руб. Рассмотрение назначено на 20.07.2007г. (Красноярский филиал).*
18. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Ветеран» о взыскании дебиторской задолженности за услуги присоединения на сумму 2 646 166, 47 руб. Судебное заседание назначено на 03.09.2007г. (Красноярский филиал).*
19. *Судебный процесс по иску ООО «Ветеран» к ОАО «Сибирьтелеком» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 14 481 991, 64 руб. Исковые требования увеличены до 15 645 610, 25 руб. Судебное заседание назначено на 10.08.2007г. (Красноярский филиал).*
20. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Фирма ЦТО Квант» о взыскании задолженности на сумму 2 065 439, 52 руб. Судом вынесено решение об отказе в удовлетворении исковых требований. 09.06.2006г. апелляционной инстанцией решение суда первой инстанции отменено, исковые требования удовлетворены в полном объеме. (Красноярский филиал).*
21. *Судебный процесс по иску ООО «Ветеран» к ОАО «Сибирьтелеком» о взыскании платы за присоединение в сумме 1 472 313, 21 руб. Судебное заседание назначено на 03.09.2007г. (Красноярский филиал).*
22. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Сибагропромстрой» о взыскании дебиторской задолженности за пользование услугами связи на сумму 1 764 727 руб. На рассмотрении. (Красноярский филиал).*
23. *Судебный процесс по иску ОАО «Сибирьтелеком» к ФГУП «Главный центр специальной связи» о взыскании неосновательного обогащения и процентов за пользование чужими средствами в размере 2 747 033, 6 руб. Определением от 29.08.2006г. производство по делу приостановлено. Постановлением апелляционной инстанции от 07.11.2006г. определение о приостановлении отменено. Рассмотрение назначено на 17.01.2007г. Постановлением кассационной инстанции от 13.02.2007г. дело направлено на новое рассмотрение. Решением суда от 23.05.2007г. исковые требования удовлетворены. (Иркутский филиал).*
24. *Судебный процесс по иску ОАО «Сибирьтелеком» к ГУ по ГО и ЧС по Иркутской области о взыскании долга по договору в размере 8 573 139 руб. Решением суда от 03.11.2005г. иск удовлетворен. 03.03.2006г. исполнительный лист из Кировского ОФССП г. Иркутска вернулся без исполнения, в связи с невозможностью взыскания. Заявлен иск к РФ в лице Министерства финансов в порядке привлечения к субсидиарной ответственности. Рассмотрение назначено на 05.10.2006г. Решением суда исковые требования удовлетворены. Постановлением суда апелляционной инстанции от 19.12.2006г. решение оставлено без изменения. Постановлением суда кассационной инстанции от 20.03.2007г. решение суда первой инстанции оставлено без изменений. (Иркутский филиал).*
25. *Судебный процесс по иску ФГУП «Российская телевизионная и радиовещательная сеть» к ОАО «Сибирьтелеком» о применении последствий недействительности ничтожной сделки приватизации в виде изъятия имущества двух космических станций «Орбита». Балансовая стоимость СКС «Орбита» в г. Иркутске составляет 800 000 руб. В удовлетворении исковых требований отказано. Судом кассационной инстанции дело направлено на новое рассмотрение. Решением от 13.10.05г. в иске отказано. (Иркутский филиал).*
26. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Телеком Контакт» о взыскании задолженности по договору о межсетевом взаимодействии в сумме 1 523 790 руб. Решением суда от 16.10.2006г. в иске отказано. Постановлением апелляционной инстанции от 25.12.2006 г. решение оставлено без изменения. (Иркутский филиал).*
27. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 771 635 руб. Иск удовлетворен решением суда от 11.06.2006г. Постановлением суда апелляционной*

инстанции от 07.12.2006г. решение оставлено без изменения, жалоба без удовлетворения. 19.03.2007г. исполнительный лист направлен в Министерство финансов. (Иркутский филиал).

28. *Судебный процесс по иску ФГУП «Главный Центр Спецсвязи» к ОАО «Сибирьтелеком» о признании недействительной ничтожной сделки приватизации в части включения в уставный капитал здания, применении последствий недействительности, о признании права федеральной собственности на здание в сумме более 3 000 000 руб. Решением суда от 29.11.2005г., оставленным без изменения постановлением апелляционной инстанции от 21.02.2006 г., в иске отказано. Постановлением суда кассационной инстанции от 27.06.2006г. решение отменено, дело направлено на новое рассмотрение. Рассмотрение назначено на 18.07.2007 г. (Иркутский филиал).*
29. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 5 698 297 руб. Решением суда взыскана уточненная сумма 1 233 608 руб. 24.05.2006 г. исполнительный лист направлен для исполнения. 22.06.2006 г. возвращен на доработку. Вновь предъявлен 10.07.2006г. 13.10.2006г. возвращен ввиду опечатки в исполнительном листе. 30.10.2006г. исправленный исполнительный лист предъявлен вновь. 12.03.2007г. должник заменен на Департамент финансов Иркутской области. 13.03.2007г. исполнительный лист предъявлен, а затем возвращен. (Иркутский филиал).*
30. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ, в лице Министерства финансов РФ, о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 339 325, 11 руб. Решением суда иск удовлетворен частично. Апелляционной инстанцией жалоба оставлена без удовлетворения. Постановлением кассационной инстанции дело направлено на новое рассмотрение в апелляционной инстанции. Постановлением апелляционной инстанции от 07.08.2006г. решение суда оставлено без изменения. (Кемеровский филиал).*
31. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ, в лице Министерства финансов РФ, о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 206 630,25 руб. Решением суда исковые требования удовлетворены в полном объеме. Кассационной инстанцией направлено на новое рассмотрение. Решением суда от 13.07.2006г. взыскано 965 304, 20 руб. Постановлением кассационной инстанции от 02.11.2006г. судебные акты оставлены в силе. (Кемеровский филиал).*
32. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Мобиком» о взыскании задолженности на сумму 6 621 687, 84 руб. Решением суда от 02.05.2006г. взыскано 7 220 185, 58 руб. Постановлением апелляционной инстанции от 03.07.2006г. решение оставлено без изменения. Постановлением суда кассационной инстанции от 02.11.2006г. решение оставлено в силе (Кемеровский филиал).*
33. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Связь-Сервис» о взыскании неосновательного обогащения в размере 5 381 653 руб. Судом вынесено решение о взыскании 127 922,14 руб., в остальной части задолженности отказано. 02.03.2006г. судом вынесено определение о приостановлении производства по делу на сумму 4 760 498, 98 руб. 02.06.2006г. постановлением апелляционной инстанции решение оставлено без изменений, апелляционная жалоба – без удовлетворения. 02.08.2006г. вынесено определение о возобновлении производства по делу в размере 4 760 498, 98 руб. Постановлением кассационной инстанции от 31.10.2006г. решение суда в части отказа в оплате точек подключения отменено. Дело в этой части передано на новое рассмотрение. 14.02.2007г. дело по взысканию задолженности за услуги по обслуживанию точек подключения в сумме 526 284 руб. было рассмотрено судом и вынесено решение об удовлетворении требований. 18.01.2007г. судом вынесено решение произвести зачет встречных однородных исковых требований сторон на сумму 3 866 920, 75 руб. ОАО «Сибирьтелеком» подана апелляционная жалоба. 16.03.2007г. Постановлением апелляционной инстанции решение оставлено без изменения, а апелляционная жалоба без удовлетворения. Подана кассационная жалоба. 28.06.2007 г. дело направлено на новое рассмотрение. (Кемеровский филиал).*
34. *Судебный процесс по иску ЗАО «Связь-Сервис» к ОАО «Сибирьтелеком» - встречное исковое заявление о взыскании неосновательного обогащения на сумму 6 339 425, 34 руб. И судебный процесс по иску ЗАО «Связь-Сервис» к ОАО «Сибирьтелеком» - встречное исковое заявление о взыскании неосновательного обогащения на сумму 1 311 902, 75 руб. Решением суда от 18.01.2007 г. с ОАО «Сибирьтелеком» взыскано 2 472 504, 60 руб. Со стороны ЗАО «Связь –*

Сервис» подана апелляционная жалоба. Постановлением апелляционной инстанции от 16.03.2007г. решение оставлено без изменения, а апелляционная жалоба без удовлетворения. Поданы кассационные жалобы. Дела направлены на новое рассмотрение. (Кемеровский филиал).

35. *Судебный процесс по иску ЗАО «Связь-Сервис» к ОАО «Сибирьтелеком» о взыскании неосновательного обогащения на сумму 1 869 120 руб. Решением от 03.10.2006г. отказано в удовлетворении исковых требований. (Кемеровский филиал).*
36. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Вымпел-Коммуникации» о взыскании пени на сумму 3 533 812 руб. Решением суда от 09.10.2006г. взыскано 700 000 руб. неустойки. Постановлением апелляционной инстанции от 14.12.2006г. оставлено без изменений. Со стороны ОАО «Сибирьтелеком» подана кассационная жалоба. Постановлением кассационной инстанции решение суда первой инстанции от 10.04.2007г. оставлено в силе. (Кемеровский филиал).*
37. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «КузбассТелеком» о взыскании задолженности на сумму 2 265 439 руб. Решением суда от 11.10.2006г. исковые требования удовлетворены в полном объеме. (Кемеровский филиал).*
38. *Судебный процесс по иску управления по земельным ресурсам и землеустройству Администрации г. Новокузнецка к ОАО «Сибирьтелеком» о взыскании задолженности по арендной плате и пени на сумму 1 136 902, 45 руб. Решением суда отказано в удовлетворении исковых требований. (Кемеровский филиал).*
39. *Судебный процесс по иску управления по земельным ресурсам и землеустройству Администрации г. Новокузнецка к ОАО «Сибирьтелеком» о взыскании задолженности по арендной плате и пени на сумму 3 721 025, 04 руб. Решением суда отказано в удовлетворении исковых требований. (Кемеровский филиал).*
40. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Севтелеком» о взыскании задолженности на сумму 6 297 442, 80 руб. Решением суда исковые требования удовлетворены в полном объеме. (Кемеровский филиал).*
41. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Вымпел-Коммуникации» о взыскании пени на сумму 1 180 043, 40 руб. Взыскано 1 000 000 руб. (Кемеровский филиал).*
42. *Судебный процесс по иску управления по земельным ресурсам и землеустройству Администрации г. Новокузнецка к ОАО «Сибирьтелеком» о взыскании задолженности по арендной плате за землю на сумму 2 514 385, 55 руб. Решением суда отказано в удовлетворении исковых требований. (Кемеровский филиал).*
43. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Кузбасская сотовая связь» о взыскании задолженности по договору о межсетевом взаимодействии в размере 11 779 665 руб. 11.10.2005г. вынесено решение в пользу ОАО «Сибирьтелеком». (Кемеровский филиал).*
44. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Кузбасская сотовая связь» о взыскании задолженности по договору о межсетевом взаимодействии в размере 8 846 339, 65 руб. 28.11.2006г. вынесено решение об удовлетворении иска в полном объеме. (Кемеровский филиал).*
45. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Мобиком-Новосибирск» о взыскании задолженности по договору о межсетевом взаимодействии в размере 3 446 358 руб. 27.10.2005г. вынесено решение в пользу ОАО «Сибирьтелеком», 30.12.2006г. в удовлетворении апелляционной жалобы отказано. Постановлением кассационной инстанции от 04.05.2006г. решение суда оставлено без изменений. (Кемеровский филиал).*
46. *Судебный процесс по иску ОАО «Сибирьтелеком» к Управлению по делам ГО и ЧС Кемеровской области о возврате неосновательного обогащения в размере 1 880 098 руб. Исковые требования удовлетворены. (Кемеровский филиал).*
47. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Южкузбассуголь» о взыскании задолженности в сумме 1 381 660, 10 руб. Решением суда взыскано 1 657 279, 32 руб. (Кемеровский филиал).*
48. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «ККТС» о взыскании задолженности в сумме 3 339 342, 49 руб. На рассмотрении. (Кемеровский филиал).*
49. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «МТС» о взыскании задолженности в сумме 3 399 387, 01 руб. На рассмотрении. (Кемеровский филиал).*
50. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Связь-Сервис» о взыскании задолженности в сумме 1 593 000 руб. На рассмотрении. (Кемеровский филиал).*

51. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Кузбасская сотовая связь» о взыскании задолженности в сумме 5 183 550, 86 руб. На рассмотрении. (Кемеровский филиал).*
52. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «УПТС» о взыскании задолженности в сумме 1 394 146, 40 руб. На рассмотрении. (Кемеровский филиал).*
53. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Новокузнецкий металлургический комбинат» о взыскании задолженности в сумме 2 574 712, 80 руб. На рассмотрении. (Кемеровский филиал).*
54. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Южкузбассуголь» о взыскании задолженности в сумме 7 276 798, 08 руб. На рассмотрении. (Кемеровский филиал).*
55. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 17 173 862 руб. Решением суда исковые требования удовлетворены на сумму 14 489 580 руб. Постановлением апелляционной инстанции решение оставлено в силе в части взыскания 11 591 664 руб. Постановлением кассационной инстанции дело направлено на новое рассмотрение в части НДС. 27.06.2007г. решением суда взыскано 13 739 089, 60 руб. (Новосибирский филиал).*
56. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 83 796 612 руб. Решением суда исковые требования удовлетворены на сумму 79 204 235 руб. Постановлением кассационной инстанции дело направлено на новое рассмотрение в части НДС. Решением суда от 07.08.2006г. взыскано 83 796 612, 44 руб. Постановлением кассационной инстанции от 14.12.2006г. дело направлено на новое рассмотрение. Решением суда от 15.03.2007г. исковые требования удовлетворены на сумму 79 204 235,94 руб. (Новосибирский филиал).*
57. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 174 859 руб. Решением суда иск удовлетворен. Постановлением апелляционной инстанции решение изменено. Исковые требования удовлетворены на сумму 791 000 руб. Постановлением кассационной инстанции дело направлено на новое рассмотрение в части НДС. Решением от 18.09.2006г. в удовлетворении иска отказано. Постановлением апелляционной инстанции от 05.12.2006г. взыскано 979 049,89 руб. (Новосибирский филиал).*
58. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 5 073 113 руб. Решением суда от 31.10.2006г. исковые требования удовлетворены в полном объеме. (Новосибирский филиал).*
59. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «ЦС и ТКСН» о взыскании задолженности в сумме 14 040 034 руб. Процедура банкротства. (Новосибирский филиал).*
60. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «ЦС и ТКСН» о взыскании задолженности в сумме 1 445 016 руб. Процедура банкротства. (Новосибирский филиал).*
61. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 319 748 руб. Решением суда исковые требования удовлетворены на сумму 1 082 193 руб. (Новосибирский филиал).*
62. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Цифровая сеть и телекоммуникационные системы НСО» о взыскании платы за точки подключения в сумме 6 542 188 руб. Исковые требования удовлетворены. Судом апелляционной инстанции решение суда первой инстанции оставлено без изменения. Постановлением кассационной инстанции от 18.10.2005г. решение оставлено без изменения. Процедура банкротства. (Новосибирский филиал).*
63. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 10 268 553 руб. Решением суда иск удовлетворен, апелляционной инстанцией сумма изменена до 8 420 214 руб. (Новосибирский филиал).*
64. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 25 091 085 руб. Решением суда первой инстанции в удовлетворении отказано. Апелляционной инстанцией удовлетворено. Кассационной - дело направлено на новое рассмотрение. Решением суда взыскано 20 274 690 руб. (Новосибирский филиал).*

65. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 625 420 руб. Решением суда взыскано 648 633 руб. Постановлением кассационной инстанции от 28.11.2006 г. решение оставлено без изменения. (Новосибирский филиал).*
66. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 2 855 787, 53 руб. Решением суда от 08.08.2006 г. иск удовлетворен в части взыскания 2 799 684, 30 руб. (Омский филиал).*
67. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 43 141 192, 52 руб. Исковые требования удовлетворены 29.05.2006г. Постановлением апелляционной инстанции от 04.09.2006г. решение суда первой инстанции оставлено в силе. (Омский филиал).*
68. *Судебный процесс по заявлению ОАО «Сибирьтелеком» к ЗАО «Омская сотовая связь» и ЗАО «Скай Линк» о взыскании солидарно задолженности по опротестованным в неплатеже простым векселям и расходов по совершению нотариальных действий в общей сумме 7 341 812 руб. Выдан судебный приказ о взыскании всей суммы. (Омский филиал).*
69. *Судебный процесс по иску ОАО «Сибирьтелеком» к ГУП «Омсктрансмаш» о взыскании задолженности за услуги связи в размере 1 899 032 руб. Решением от 12.12.2005г. исковые требования удовлетворены. (Омский филиал).*
70. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 32 629 022, 89 руб. Исковые требования удовлетворены 18.10.2005г. Постановлением апелляционной инстанции от 20.03.2006г. и постановлением кассационной инстанции от 08.08.2006г. решение суда первой инстанции оставлено в силе. (Омский филиал).*
71. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 13 321 522 руб. 12.09.2005г. исковые требования удовлетворены. Кассационной инстанцией дело направлено на новое рассмотрение. Истцом сумма уменьшена до 10 923 648 руб. (минус НДС). Уточнена сумма до 11 289 425 руб. Решением суда от 14.12.2006г исковые требования удовлетворены в полном объеме. (Томский филиал).*
72. *Судебный процесс по иску Территориального управления Министерства имущественных отношений РФ по Томской области к ОАО «Сибирьтелеком» о признании сделки приватизации недействительной (в части). Решением суда отказано в удовлетворении иска, апелляцией оставлено без изменения. (Томский филиал).*
73. *Судебный процесс по иску Нагиной О.В. к ОАО «Сибирьтелеком» о компенсации морального вреда на сумму 1 390 000 000 руб. Отказано в удовлетворении исковых требований. (Томский филиал).*
74. *Судебный процесс по иску Нагиной О.В. к ОАО «Сибирьтелеком» о компенсации морального вреда на сумму 3 200 000 руб. Решением суда от 27.10.2006г в удовлетворении отказано. (Томский филиал).*
75. *Судебный процесс по иску Кукишева В.А. к ОАО «Сибирьтелеком» о компенсации морального вреда на сумму 5 000 000 руб. Решением суда от 28.06.2007г. взыскано 600 000 руб. Планируется обжалование. (Томский филиал).*
76. *Судебный процесс по иску ФГУП «РТРС» к ОАО «Сибирьтелеком» о взыскании неосновательного обогащения в сумме 7 594 457, 52 руб. На рассмотрении. (Томский филиал).*
77. *Судебный процесс по иску ОАО «Сибирьтелеком» к ФГУП «РТРС» о взыскании неосновательного обогащения в сумме 7 027 484, 74 руб. На рассмотрении. (Томский филиал).*

VIII. Дополнительные сведения об эмитенте и о размещенных им эмиссионных ценных бумагах.

8.1. Дополнительные сведения об эмитенте.

8.1.1. Сведения о размере, структуре уставного капитала эмитента.

Размер Уставного капитала эмитента составляет *2 387 973 276, 45 рублей.*

Уставный капитал эмитента состоит из номинальной стоимости акций, выпущенных в бездокументарной форме и приобретенных акционерами:
1. Обыкновенные именные бездокументарные акции – *12 011 401 829 штук.*
Номинальная стоимость каждой обыкновенной акции составляет *0,15 рублей.*
Размер доли обыкновенных акций в уставном капитале эмитента составляет *75,45 %.*
2. Привилегированные именные бездокументарные акции типа А – *3 908 420 014 штук.*
Номинальная стоимость каждой привилегированной акции типа А составляет *0,15 рублей.*
Размер доли привилегированных акций в уставном капитале эмитента составляет *24,55 %.*

Категория (тип) акций, обращающихся за пределами Российской Федерации:

обыкновенные акции (в рамках Программы Американских депозитарных расписок (АДР) 1-го уровня)

Доля акций, обращающихся за пределами Российской Федерации, от общего количества акций соответствующей категории (типа):

Количество американских депозитарных акций, выпущенных в соответствии с депозитным соглашением с JP Morgan Chase Bank, по состоянию на 30.06.2007г. составляет 1 763 071 шт., представляющих соответственно 1 410 456 800 обыкновенных акций эмитента (коэффициент 1:800), или 11,74% от общего количества размещенных обыкновенных акций эмитента.

Наименование, место нахождения иностранного эмитента, ценные бумаги которого удостоверяют права в отношении акций соответствующей категории (типа):

Банк-депозитарий - JP Morgan Chase Bank (депозитное соглашение от 04.09.200 г. (с изменениями и дополнениями от 09.11.2001 г.).

JP Morgan Chase Bank,
ADR Department
Trinity Tower
9 Thomas More Street
London E1W 1YT
United Kingdom

Краткое описание программы (типа программы) выпуска ценных бумаг иностранного эмитента, удостоверяющих права в отношении акций соответствующей категории (типа):

Программа выпуска АДР 1-го уровня:
АДР первого уровня выпускаются под ранее эмитированные и размещенные обыкновенные акции компании, не создают прироста капитала. АДР первого уровня имеют целью увеличить ликвидность, рыночную прозрачность и присутствие на международном рынке обеспечивающего их акционерного капитала, не предусматривает прохождение листинга.
Каждая американская депозитарная акция, подтвержденная АДР, дает право на получение 800 обыкновенных акций эмитента.

Сведения о получении разрешения Федеральной комиссии на допуск акций эмитента соответствующей категории (типа) к обращению за пределами Российской Федерации:

Распоряжением ФКЦБ России от 30 октября 2001 г. №1029-р разрешено обращение обыкновенных именных бездокументарных акций эмитента за пределами Российской Федерации в форме ценных

бумаг иностранных эмитентов, выпускаемых в соответствии с иностранным правом, и удостоверяющих права на обыкновенные именные бездокументарные акции эмитента:

- *номер государственной регистрации выпуска ценных бумаг, на который выдано разрешение ФКЦБ России: 1-05-00195-А;*
- *количество ценных бумаг, допущенных к обращению за пределами Российской Федерации: 1 980 704 000 шт.;*
- *общий объем эмиссионных ценных бумаг, допущенных к обращению за пределами Российской Федерации: 297 105 600 рублей.*

Распоряжением ФКЦБ России от 24 января 2003 г. №03-99/р разрешено обращение за пределами Российской Федерации десяти дополнительных выпусков обыкновенных именных бездокументарных акций эмитента в форме ценных бумаг иностранных эмитентов, выпускаемых в соответствии с иностранным правом, и удостоверяющих права на обыкновенные именные бездокументарные акции эмитента:

- *номера государственной регистрации выпусков ценных бумаг, на которые выдано разрешение ФКЦБ России: 1-06-00195-А, 1-07-00195-А, 1-08-00195-А, 1-09-00195-А, 1-10-00195-А, 1-11-00195-А, 1-12-00195-А, 1-13-00195-А, 1-14-00195-А, 1-15-00195-А;*
- *количество ценных бумаг, допущенных к обращению за пределами Российской Федерации: 6 067 629 959 шт.;*
- *общий объем эмиссионных ценных бумаг, допущенных к обращению за пределами Российской Федерации: 910 144 493,85 рублей.*

25 июля 2003 г. Распоряжением ФКЦБ России №03-1565/р в соответствии с Порядком объединения дополнительных выпусков эмиссионных ценных бумаг, утвержденным Постановлением ФКЦБ России от 01.04.2003 г., осуществлено объединение дополнительных выпусков эмиссионных ценных бумаг эмитента, в результате которого государственные регистрационные номера (1-05-00195-А, 1-06-00195-А, 1-07-00195-А, 1-08-00195-А, 1-09-00195-А, 1-10-00195-А, 1-11-00195-А, 1-12-00195-А, 1-13-00195-А, 1-14-00195-А, 1-15-00195-А), присвоенные выпускам обыкновенных именных бездокументарных акций были аннулированы и указанным выпускам ценных бумаг присвоен государственный регистрационный номер 1-04-00195-А.

В соответствии с разъяснениями ФКЦБ России «О действительности ранее выданных разрешений на обращение акций акционерного общества за пределами Российской Федерации» (исх. №03-ДГ-04/16900 от 12.11.2003г.), полученными эмитентом, процедура объединения дополнительных выпусков эмиссионных ценных бумаг эмитента не влечет необходимости получения нового разрешения ФКЦБ России на указанное количество обыкновенных именных бездокументарных акций эмитента, обращающихся за пределами Российской Федерации, на которые ранее было получено разрешение ФКЦБ России.

Наименование иностранного организатора торговли, через которого обращаются ценные бумаги иностранного эмитента, удостоверяющие права в отношении иностранного эмитента, удостоверяющие права в отношении акций эмитента:
АДР первого уровня обращаются на внебиржевом рынке США (ОТС), а также в сегменте Freiverkehr (внебиржевой рынок) Берлинской и Франкфуртской бирж.

Иные сведения об обращении акций эмитента за пределами Российской Федерации:
Дополнительная информация о программе АДР эмитента размещена на сайте: http://www.adr.com (код поиска – SBTLY).

8.1.2. Сведения об изменении размера уставного капитала эмитента.

Размер уставного капитала эмитента, руб.	Структура уставного капитала эмитента	Наименование органа управления эмитента, принявшего решение об изменении размера уставного капитала	Дата составления и номер протокола собрания (заседания) органа управления, на котором принято решение об изменении размера уставного капитала	Размер уставного капитала эмитента после изменения, руб.
2002 год				
535 324 065	Акции обыкновенные: 2 676 626 500 шт. (75% уставного капитала) Акции привилегированные: 892 200 600 шт. (25% уставного капитала)	Совет директоров	26.04.2002 г. № 15	2 387 973 276,45
2003 год				
2 387 973 276,45	Акции обыкновенные: 12 011 401 829 шт. (75,45%уставного капитала) Акции привилегированные: 3 908 420 014 шт. (24,55% уставного капитала)	-	-	Размер уставного капитала эмитента не изменялся.
2004 год				
2 387 973 276,45	Акции обыкновенные: 12 011 401 829 шт. (75,45% уставного капитала) Акции привилегированные: 3 908 420 014 шт. (24,55% уставного капитала)	-	-	Размер уставного капитала эмитента не изменялся.
2005 год				
2 387 973 276,45	Акции обыкновенные: 12 011 401 829 шт. (75,45% уставного капитала) Акции привилегированные: 3 908 420 014 шт. (24,55% уставного капитала)	-	-	Размер уставного капитала эмитента не изменялся.
2006 год				
2 387 973 276,45	Акции обыкновенные: 12 011 401 829 шт. (75,45% уставного капитала) Акции привилегированные: 3 908 420 014 шт. (24,55% уставного капитала)	-	-	Размер уставного капитала эмитента не изменялся.

8.1.3. Сведения о формировании и об использовании резервного фонда, а также иных фондов эмитента.

Сведения о фондах эмитента, формирующихся за счет его чистой прибыли за 2 квартал 2007г.:
Резервный фонд:
В соответствии с требованиями ст. 35 Федерального закона РФ от 26.12.1995г. № 208-ФЗ "Об акционерных обществах", а также в соответствии с Уставом ОАО «Сибирьтелеком», резервный фонд создан и составляет 5% от величины уставного капитала Эмитента.

Год	Размер фонда		Размер отчислений в фонд в течение года, тыс. руб.	Размер средств, использованных в течение года (тыс. руб.) и направления использования средств фонда
	в денежном выражении, тыс. руб.*	в % от уставного капитала		
2 квартал 2007	119 399	5	-	Средства фонда не использовались.

Иные фонды эмитента, формирующиеся за счет его чистой прибыли:

Размер иных фондов учредительными документами Эмитента не устанавливается.

Иные фонды эмитента, формирующиеся за счет его чистой прибыли, отсутствуют.

8.1.4. Сведения о порядке созыва и проведения собрания (заседания) высшего органа управления эмитента.

Высшим органом управления Общества является общее собрание акционеров.
Общество обязано ежегодно проводить общее собрание акционеров (годовое общее собрание акционеров) не ранее чем через четыре месяца и не позднее чем через шесть месяцев после окончания финансового года Общества в очной форме. Проводимые помимо годового общие собрания акционеров являются внеочередными. Общее собрание акционеров не вправе рассматривать и принимать решения по вопросам, не отнесенным к его компетенции.
Сообщение о проведении общего собрания акционеров должно быть сделано не позднее чем за 30 дней до даты его проведения, за исключением случая, когда внеочередное общее собрание акционеров должно быть проведено в течение 40 дней с момента представления требования о его проведении (с момента принятия решения о его проведении) и сообщение о проведении собрания должно быть сделано не позднее чем за 20 дней до даты его проведения.
В установленные сроки сообщение о проведении общего собрания акционеров должно быть направлено каждому лицу, указанному в списке лиц, имеющих право на участие в общем собрании акционеров, заказным письмом или вручено каждому из указанных лиц под роспись, либо опубликовано в печатном издании: «Российская газета».
Решение общего собрания акционеров по вопросу, поставленному на голосование, принимается большинством голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании.
Внеочередное общее собрание акционеров проводится по решению Совета директоров на основании его собственной инициативы, требования Ревизионной комиссии Общества, аудитора Общества, а также акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества на дату предъявления требования. Созыв внеочередного общего собрания акционеров по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций общества, осуществляется Советом директоров общества.
Внеочередное общее собрание акционеров, созываемое по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества, должно быть проведено в течение 40 дней с момента представления требования о проведении внеочередного общего собрания акционеров.

Внеочередное общее собрание акционеров, созываемое по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества, повестка дня которого содержит вопрос об избрании членов Совета директоров Общества, должно быть проведено в течение 70 дней с момента представления требования о проведении внеочередного общего собрания акционеров.

В случае, когда количество членов Советов директоров Общества становится менее количества, составляющего кворум для проведения заседаний Совета директоров Общества, внеочередное общее собрание акционеров, созываемое по решению Совета директоров Общества на основании его собственной инициативы для решения вопроса об избрании Совета директоров Общества, должно быть проведено в течение 70 дней с момента принятия решения о его проведении Советом директоров Общества.

При подготовке внеочередного общего собрания акционеров, повестка дня которого содержит вопрос об избрании Совета директоров Общества, акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе выдвинуть кандидатов в Совет директоров Общества, число которых не может превышать количественный состав Совета директоров, установленный Уставом. Такие предложения должны поступить в Общество не позднее чем за 30 дней до даты проведения внеочередного общего собрания акционеров.

В требовании о проведении внеочередного общего собрания акционеров должны быть сформулированы вопросы, подлежащие внесению в повестку дня собрания. В требовании о проведении внеочередного общего собрания акционеров могут содержаться формулировки решений по каждому из этих вопросов, а также предложение о форме проведения общего собрания акционеров.

В случае если требование о созыве внеочередного общего собрания акционеров исходит от акционера (акционеров), оно должно содержать имена (наименования) акционера (акционеров), требующих созыва такого собрания, и указание количества, категории (типа) принадлежащих им акций.

Требование о созыве внеочередного общего собрания акционеров подписывается лицом (лицами), требующими созыва внеочередного общего собрания акционеров.

Дата проведения общего собрания акционеров в соответствии с Уставом Общества определяется Советом директоров.

Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе внести вопросы в повестку дня годового общего собрания акционеров и выдвинуть кандидатов в органы управления и контроля Общества, избираемые общим собранием акционеров, а также выдвинуть кандидатов в Совет директоров Общества, Ревизионную комиссию Общества, число которых не может превышать количественный состав соответствующего органа, установленный Уставом. Такие предложения должны поступить в Общество в письменной форме с указанием имени (наименования) представивших их акционеров (акционера), количества и категории (типа) принадлежащих им акций и должны быть подписаны акционерами (акционером) не позднее чем через 60 дней после окончания финансового года.

Лицам, имеющим право на участие в общем собрании акционеров, в порядке и по адресу (адресам), указанным в сообщении о проведении общего собрания акционеров, предоставляется следующая информация (материалы):

- *годовая бухгалтерская отчетность, в том числе заключение аудитора, заключение Ревизионной комиссии Общества по результатам проверки годовой бухгалтерской отчетности;*
- *сведения о кандидатах в Совет директоров Общества, Ревизионную комиссию Общества,*
- *проект изменений и дополнений, вносимых в Устав Общества, или проект Устава Общества в новой редакции,*
- *проекты внутренних документов Общества, проекты иных документов, принятие которых предусмотрено проектами решений общего собрания акционеров, проекты решений общего собрания акционеров,*
- *иная информация (материалы), необходимая для предоставления в соответствии с действующим законодательством, а также иная информация (материалы) для принятия решений по вопросам повестки дня общего собрания акционеров, включенная Советом директоров в перечень информации (материалов), предоставляемой акционерам при подготовке к проведению общего собрания акционеров.*

Итоги голосования и решения, принятые общим собранием могут быть оглашены на общем собрании акционеров либо доведены до сведения лиц, имеющих право на участие в собрании, в установленном порядке.

8.1.5. Сведения о коммерческих организациях, в которых эмитент владеет не менее чем 5 процентами уставного (складочного) капитала (паевого фонда) либо не менее чем 5 процентами обыкновенных акций.

1. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Алтайская телекоммуникационная компания", ЗАО "Алтел"***
Место нахождения: ***г. Барнаул, ул. Ленина, 54В***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

2. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Енисейтелеком", ЗАО "ЕТК"***
Место нахождения: ***660020, г. Красноярск, ул. Качинская, 20***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

3. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Байкалвестком", ЗАО "БВК"***
Место нахождения: ***г. Иркутск, ул. 2-я Железнодорожная, 68***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

4. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "ЧитаНЭТ", ЗАО "ЧитаНЭТ"***
Место нахождения: ***г. Чита, ул. Чайковского, 22***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

5. Полное и сокращенное фирменные наименования: ***открытое акционерное общество "Региональные Информационные Сети", ОАО "РИНЕТ"***
Место нахождения: ***630099 город Новосибирск, ул. Трудовая, д.1.***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

6. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "АТС-32", ЗАО "АТС-32"***
Место нахождения: ***г. Иркутск, ул. Мира, 94***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***

Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

7. Полное и сокращенное фирменные наименования: *Закрытое акционерное общество "АТС-41", ЗАО "АТС-41"*
Место нахождения: *665700, Иркутская область г.Братск, ул.Пионерская, 11А, стр. 1*
Доля эмитента в уставном капитале юридического лица: *100 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *100 %*
Доля данного лица в уставном капитале эмитента: *нет*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

8. Полное и сокращенное фирменные наименования: *Открытое акционерное общество "Акционерная компания развития телефонной связи "Мобилтелеком", ОАО "АК Мобилтелеком"*
Место нахождения: *г. Улан-Удэ, ул. Сухэ-Батора, 7*
Доля эмитента в уставном капитале юридического лица: *91,75 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *90,09 %*
Доля данного лица в уставном капитале эмитента: *0,000314 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,000416 %*

9. Полное и сокращенное фирменные наименования: *Открытое акционерное общество "НГТС-Пэйдж", ОАО "НГТС-ПЭЙДЖ"*
Место нахождения: *630078, г. Новосибирск, ул. Выставочная, 15/3*
Доля эмитента в уставном капитале юридического лица: *72,7 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *72,7 %*
Доля данного лица в уставном капитале эмитента: *нет*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

10. Полное и сокращенное фирменные наименования: *закрытое акционерное общество "ТелеРосс-Новосибирск", ЗАО "ТелеРосс-Новосибирск"*
Место нахождения: *630099, г. Новосибирск, ул. Ленина, 12*
Доля эмитента в уставном капитале юридического лица: *50 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *50 %*
Доля данного лица в уставном капитале эмитента: *нет*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

11. Полное и сокращенное фирменные наименования: *Закрытое акционерное общество "Новоком", ЗАО "Новоком"*
Место нахождения: *630099, г. Новосибирск, ул. Октябрьская, 17*
Доля эмитента в уставном капитале юридического лица: *50 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *50 %*
Доля данного лица в уставном капитале эмитента: *нет*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

12. Полное и сокращенное фирменные наименования: *Открытое акционерное общество "Иркутская расчетная палата", ОАО "ИРП"*
Место нахождения: *г. Иркутск, пер. Богданова, 8*
Доля эмитента в уставном капитале юридического лица: *34 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *34 %*
Доля данного лица в уставном капитале эмитента: *нет*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

13. Полное и сокращенное фирменные наименования: *Открытое акционерное общество "Цифровая сеть и телекоммуникационные системы Новосибирской области", ОАО "ЦСиТКСН"*
Место нахождения: *630099, г. Новосибирск, Красный проспект, 17*

Доля эмитента в уставном капитале юридического лица: *30 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *30 %*
Доля данного лица в уставном капитале эмитента: *нет*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

14. Полное и сокращенное фирменные наименования: *Общество с ограниченной ответственностью "Связьинвест-Медиа-Сибирь", ООО "СИМедиа-Сибирь"*
Место нахождения: *Россия, г. Новосибирск, ул. М.Горького, 53*
Доля эмитента в уставном капитале юридического лица: *25,01 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *25,01 %*
Доля данного лица в уставном капитале эмитента: *нет*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

15. Полное и сокращенное фирменные наименования: *Общество с ограниченной ответственностью "Гипросвязь-Сибирь", ООО "Гипросвязь-Сибирь"*
Место нахождения: *Россия, г. Новосибирск, ул. Выставочная, 15/3*
Доля эмитента в уставном капитале юридического лица: *24 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *24 %*
Доля данного лица в уставном капитале эмитента: *нет*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

16. Полное и сокращенное фирменные наименования: *Закрытое акционерное общество Российская документальная электросвязь "Ростелеграф", ЗАО "Ростелеграф"*
Место нахождения: *103375, г. Москва, ул. Тверская, 7*
Доля эмитента в уставном капитале юридического лица: *19,6 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *19,6 %*
Доля данного лица в уставном капитале эмитента: *нет*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

17. Полное и сокращенное фирменные наименования: *Открытое акционерное общество "Информационные технологии связи", ОАО "Связьинтек"*
Место нахождения: *г.Москва, ул.Пречистенка, 38*
Доля эмитента в уставном капитале юридического лица: *11 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *11 %*
Доля данного лица в уставном капитале эмитента: *нет*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

18. Полное и сокращенное фирменные наименования: *Открытое акционерное общество "Локтелеком", ОАО "Локтелеком"*
Место нахождения: *г. Чита, улица Ленина, 107*
Доля эмитента в уставном капитале юридического лица: *7,46 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *7,46 %*
Доля данного лица в уставном капитале эмитента: *нет*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

19. Полное и сокращенное фирменные наименования: *Открытое акционерное общество "Русско-Итальянская Компания по Телефонизации", ОАО "РИКТ"*
Место нахождения: *Кемеровская область, г. Междуреченск, ул. Чехова, 9*
Доля эмитента в уставном капитале юридического лица: *5,03 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *5,03 %*
Доля данного лица в уставном капитале эмитента: *0,0027*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,0016*

8.1.6. Сведения о существенных сделках, совершенных эмитентом.

Существенных сделок (группы взаимосвязанных сделок), размер обязательств по которым составляет 10 и более процентов балансовой стоимости активов эмитента по данным бухгалтерской отчетности за последний завершенный отчетный период ***не было.***

8.1.7. Сведения о кредитных рейтингах эмитента.

Объект присвоения кредитного рейтинга:
Эмитент.

Значение кредитного рейтинга на **30.06.2007г.**
(дата пересмотра кредитного рейтинга – 12 декабря 2006г.):

Долгосрочный рейтинг дефолта эмитента в иностранной валюте: **B+**.
Краткосрочный рейтинг дефолта эмитента в иностранной валюте: **B**.
Прогноз рейтинга - стабильный.

История изменения значений кредитного рейтинга за 5 последних завершенных финансовых лет:

2002 год:
Долгосрочный кредитный рейтинг в иностранной валюте **B**.
Краткосрочный кредитный рейтинг в иностранной валюте **B**.
Прогноз рейтинга - стабильный.

2003 год:
Дата пересмотра кредитного рейтинга – 14 мая 2003г.
Долгосрочный кредитный рейтинг в иностранной валюте **B+**.
Краткосрочный кредитный рейтинг в иностранной валюте **B**.
Прогноз рейтинга - позитивный.

2004 год:
Дата пересмотра кредитного рейтинга – 29 марта 2004г.
Долгосрочный кредитный рейтинг в иностранной валюте **B+**.
Краткосрочный кредитный рейтинг в иностранной валюте **B**.
Прогноз рейтинга - позитивный.

2005 год:
Дата пересмотра кредитного рейтинга – 25 апреля 2005г.
Долгосрочный кредитный рейтинг в иностранной валюте **B+**.
Краткосрочный кредитный рейтинг в иностранной валюте **B**.
Прогноз рейтинга - стабильный.

Дата пересмотра кредитного рейтинга – 2 декабря 2005г.
Долгосрочный кредитный рейтинг в иностранной валюте **B+**.
Краткосрочный кредитный рейтинг в иностранной валюте **B**.
Прогноз рейтинга - стабильный.

2006 год:
Дата пересмотра кредитного рейтинга – 7 февраля 2006г.:
Долгосрочный кредитный рейтинг в иностранной валюте: **B+**.
Краткосрочный кредитный рейтинг в иностранной валюте: **B**.
Прогноз рейтинга - стабильный.

Дата пересмотра кредитного рейтинга – 12 декабря 2006г.
Долгосрочный рейтинг дефолта эмитента в иностранной валюте: **B+**.
Краткосрочный рейтинг дефолта эмитента в иностранной валюте: **B**.
Прогноз рейтинга - стабильный.

Полное и сокращенное фирменные наименования, место нахождения организации, присвоившей кредитный рейтинг:
Fitch Ratings Ltd.
Eldon House
2 Eldon Street,
London EC2M 7UA
United Kingdom

Краткое описание методики присвоения кредитного рейтинга:
С 2001 года эмитенту присваивается кредитный рейтинг в иностранной валюте (соглашение с Fitch Rating Limited о присвоении кредитного рейтинга эмитенту). 6 февраля 2006 г. произошло изменение методологии присвоения кредитного рейтинга эмитента, наименование «кредитный рейтинг» изменилось на «рейтинг дефолта эмитента».

Рейтинг дефолта эмитента («РДЭ») является оценкой способности эмитента своевременно обслуживать свои долговые обязательства. Данный вид рейтингов призван обеспечить возможность сравнения эмитентов различных отраслей и стран. Так как краткосрочные и долгосрочные рейтинги обусловлены фундаментальными параметрами кредитоспособности, между ними прослеживается определенная взаимосвязь. Как правило, в ходе анализа Fitch учитывает операционные и финансовые показатели минимум за пятилетний период, а также прогнозные показатели деятельности эмитента. Одним из основных методов Fitch является сравнительный анализ, при котором оценивается устойчивость бизнеса эмитента и свойственные ему финансовые риски в сравнении с сопоставимыми компаниями. Кроме того, проводится анализ чувствительности с применением нескольких возможных сценариев развития событий. В ходе такого анализа оценивается способность эмитента адаптироваться к меняющимся условиям экономической среды. Ключевым рейтинговым фактором является финансовая гибкость, которая во многом зависит от способности эмитента генерировать свободные денежные средства от операционной деятельности.

Адрес страницы в сети Интернет, на котором в свободном доступе размещена методика присвоения рейтинга: http://www.fitchratings.ru/issuers/_sub/analitics/methodology/index.wbp.

Процесс присвоения РДЭ включает в себя следующие основные этапы:
- предоставление необходимых документов и материалов для проведения анализа компании (аудированная бухгалтерская отчетность, бизнес-план, план капитальных вложений, план стратегического развития, другие отчеты и меморандумы, подготовленные для инвесторов);
- посещение компании специалистами рейтингового агентства и проведение встреч с руководством компании;
- анализ предоставленных материалов;
- присвоение рейтинга;
- подготовка отчета, содержащего обоснование присвоенного рейтинга.

8.2 Сведения о каждой категории (типе) акций эмитента.

Категория: **акции обыкновенные**
Форма ценных бумаг: **именные бездокументарные**
Номинальная стоимость одной ценной бумаги выпуска: **0.15 руб.**

Количество акций, находящихся в обращении: **12 011 401 829 шт.**

Количество акций дополнительных акций, находящихся в процессе размещения: **0**

Количество объявленных акций: **8 924 671 шт.**

Количество акций, находящихся на балансе эмитента: **0**

Количество дополнительных акций, которые могут быть размещены в результате конвертации размещенных ценных бумаг, конвертируемых в акции, или в результате исполнения обязательств по опционам эмитента: **0**

Дата регистрации: **25.07.2003**

Регистрационный номер: **1-04-00195-А**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**

Права, предоставляемые акциями данной категории их владельцам:

Права и обязанности акционеров - владельцев обыкновенных акций Общества изложены в статье 7 Устава Общества:

7.1. Каждая обыкновенная акция Общества предоставляет акционеру - ее владельцу одинаковый объем прав.
7.2. Каждый акционер - владелец обыкновенных акций Общества имеет право:
7.2.1. участвовать в общем собрании акционеров Общества в порядке, предусмотренном действующим законодательством Российской Федерации;
7.2.2. получать дивиденды в порядке, предусмотренном действующим законодательством Российской Федерации и Уставом, в случае их объявления Обществом;
7.2.3. получать часть имущества Общества, оставшуюся после его ликвидации, пропорционально числу имеющихся у него акций;
7.2.4. получать доступ к документам, предусмотренным п.1 ст.89 Федерального закона "Об акционерных обществах", в порядке, предусмотренном ст.91 указанного закона;
7.2.5. требовать у регистратора Общества подтверждения прав акционера на акции путем выдачи ему выписки из реестра акционеров Общества;
7.2.6. получать у регистратора Общества информацию о всех записях на его лицевом счете, а также иную информацию, предусмотренную правовыми актами Российской Федерации, устанавливающими порядок ведения реестра акционеров;
7.2.7. отчуждать принадлежащие ему акции без согласия других акционеров и Общества;
7.2.8. в случаях, предусмотренных действующим законодательством Российской Федерации, защищать в судебном порядке свои нарушенные гражданские права, в том числе требовать от Общества возмещения убытков;
7.2.9. требовать выкупа Обществом всех или части принадлежащих акционеру акций в случаях и в порядке, предусмотренных действующим законодательством Российской Федерации;
7.2.10. продать акции Обществу, в случае, если Обществом принято решение о приобретении данных акций;
7.2.11. требовать от Общества выписку из списка лиц, имеющих право на участие в Общем собрании акционеров, содержащую данные об акционере;
7.2.12. преимущественного приобретения размещаемых посредством открытой подписки дополнительных акций и эмиссионных ценных бумаг, конвертируемых в акции, в количестве пропорциональном количеству принадлежащих им акций.
7.3. Акционер, владеющий более 1 процентом голосующих акций Общества, вправе требовать у регистратора Общества информацию об имени (наименовании) зарегистрированных в реестре акционеров владельцев акций и о количестве, категории и номинальной стоимости, принадлежащих им акций (Данная информация предоставляется без указания адресов акционеров).
7.4. Акционеры (акционер), владеющие в совокупности не менее чем 1 процентом размещенных обыкновенных акций Общества, вправе обратиться в суд с иском к члену Совета директоров Общества, единоличному исполнительному органу Общества, члену коллегиального исполнительного органа Общества, а равно к управляющей организации или управляющему о возмещении убытков, причиненных Обществу в результате виновных действий (бездействия) указанных лиц, если иные основания и размер ответственности не установлены федеральными законами.
7.5. Акционеры, обладающие не менее чем 1 процентом голосов на общем собрании акционеров, вправе требовать от Общества предоставления списка лиц, имеющих право на участие в собрании. При этом данные документов и почтовый адрес физических лиц, включенных в этот список, предоставляются только с согласия этих лиц.
7.6. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе внести вопросы в повестку дня годового общего собрания акционеров и выдвинуть кандидатов в органы управления и контроля Общества, избираемые общим собранием акционеров. При подготовке внеочередного общего собрания акционеров с повесткой дня об избрании Совета директоров Общества указанные акционеры (акционер) вправе предложить кандидатов для избрания в Совет директоров Общества.

7.7. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 10 процентов голосующих акций Общества, вправе требовать у Совета директоров Общества созыва внеочередного общего собрания акционеров. В случае, если в течение установленного действующим законодательством Российской Федерации и Уставом срока Советом директоров Общества не принято решение о созыве внеочередного общего собрания акционеров или принято решение об отказе в его созыве, внеочередное собрание может быть созвано указанными акционерами (акционером).
7.8. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 10 процентов голосующих акций Общества, вправе во всякое время требовать проведения ревизии финансово-хозяйственной деятельности Общества.
7.9. Акционеры (акционер), имеющие в совокупности не менее 25 процентов голосующих акций Общества, имеют право доступа, а также имеют право на получение копий документов бухгалтерского учета и протоколов заседаний коллегиального исполнительного органа Общества.
7.10. Акционеры - владельцы обыкновенных акций Общества имеют иные права, предусмотренные действующим законодательством Российской Федерации, а также Уставом.

Категория: **акции привилегированные**
Тип: **А**
Форма ценных бумаг: **именные бездокументарные**
Номинальная стоимость одной ценной бумаги выпуска: **0.15 руб.**

Количество акций, находящихся в обращении: **3 908 420 014 шт.**
Количество акций дополнительных акций, находящихся в процессе размещения: **0**
Количество объявленных акций: **2 980 586 шт.**
Количество акций, находящихся на балансе эмитента: **0**
Количество дополнительных акций, которые могут быть размещены в результате конвертации размещенных ценных бумаг, конвертируемых в акции, или в результате исполнения обязательств по опционам эмитента: **0**

Сведения о государственной регистрации выпуска:
Дата регистрации: **25.07.2003**
Регистрационный номер: **2-04-00195-А**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**

Права, предоставляемые акциями данной категории их владельцам:

Права и обязанности акционеров - владельцев привилегированных акций типа А изложены в ст. 8 Устава Общества:
8.1. Каждая привилегированная акция типа А Общества предоставляет акционеру - ее владельцу одинаковый объем прав.
8.2. Владельцы привилегированных акций типа А имеют право на получение ежегодного фиксированного дивиденда за исключением случаев, предусмотренных Уставом. Общая сумма, выплачиваемая в качестве дивиденда по каждой привилегированной акции типа А, устанавливается в размере 10 процентов чистой прибыли Общества по итогам последнего финансового года, разделенной на число акций, которые составляют 25 процентов уставного капитала Общества. При этом, если сумма дивидендов, выплачиваемая Обществом по каждой обыкновенной акции в определенном году, превышает сумму, подлежащую выплате в качестве дивидендов по каждой привилегированной акции типа А, размер дивидендов, выплачиваемых по последним, должен быть увеличен до размера дивидендов, выплачиваемого по обыкновенным акциям.
8.3. Владельцы привилегированных акций типа А имеют право участвовать в общем собрании акционеров с правом голоса при решении вопросов о реорганизации и ликвидации Общества, а также по вопросу внесения дополнений и изменений в Устав Общества, в случае, когда данные изменения ограничивают права указанных акционеров.
8.4. Владельцы привилегированных акций типа А имеют право участвовать в общем собрании акционеров с правом голоса по всем вопросам повестки дня собрания в случае, когда собранием акционеров независимо от причин не было принято решение о выплате дивидендов или было принято решение о неполной выплате дивидендов по привилегированным акциям типа А. Данное право

возникает у владельцев привилегированных акций типа А начиная с собрания, следующего за годовым собранием акционеров, на котором не было принято решение о выплате дивидендов, и прекращается с момента первой выплаты дивидендов по указанным акциям в полном размере.

8.5. Владельцы привилегированных акций типа А имеют права, предусмотренные п.7.2.3, п.7.2.4, п.7.2.5, п.7.2.6, п.7.2.7, п.7.2.8, п.7.2.10, п.7.2.11, п.7.2.12 Устава для владельцев обыкновенных акций Общества. Эти права предоставляются акционерам - владельцам привилегированных акций типа А, в том числе, в случае, когда данные акции не являются голосующими.

8.6. Владельцы привилегированных акций типа А имеют права, предусмотренные п.7.3, п.7.6, п.7.7, п.7.8, п.7.9 Устава в случае, когда привилегированные акции типа А имеют право голоса по всем вопросам компетенции общего собрания акционеров Общества.

8.7. Владельцы привилегированных акций типа А имеют право требовать выкупа Обществом всех или части принадлежащих акционеру акций в случаях и в порядке, предусмотренных действующим законодательством Российской Федерации.

8.8. Владельцы привилегированных акций типа А, обладающие не менее чем 1 процентом голосов на общем собрании акционеров, вправе требовать от Общества предоставления списка лиц, имеющих право на участие в собрании. При этом данные документов и почтовый адрес акционеров, включенных в этот список, предоставляются только с их согласия.

8.9. Акционеры - владельцы привилегированных акций типа А имеют иные права, предусмотренные действующим законодательством Российской Федерации, а также Уставом.

8.3. Сведения о предыдущих выпусках эмиссионных ценных бумаг эмитента, за исключением акций эмитента.

8.3.1. Сведения о выпусках, все ценные бумаги которых погашены (аннулированы).

Сведения об облигациях эмитента.

Порядковый номер выпуска: **1**
Серия: **А**
Тип: процентные
Форма ценных бумаг: **именные документарные**
Номинальная стоимость одной ценной бумаги выпуска: **0.5 руб.**

Количество ценных бумаг выпуска: **5 700 штук**
Объем выпуска ценных бумаг по номинальной стоимости: **2 850 рублей**

Сведения о государственной регистрации выпуска:
Дата регистрации: **4.10.1996**
Регистрационный номер: **51-2-11**
Орган, осуществивший государственную регистрацию: **Финансовые органы**

Способ размещения: **открытая подписка**
Период размещения: **с 18.11.1996 по 25.06.1997**
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: **5 628 штук**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **21.07.1997**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**

Период обращения облигаций выпуска: **с 18.11.1996 по 31.12.1998**

Доход по облигациям выпуска:
По облигациям займа доход выплачивается в виде процентов один раз в год.
На выплату доходов направляется 1% от совокупной номинальной стоимости поступивших в обращение облигаций.

Период погашения: **с 18.11.1996 по 30.01.1999**

Текущее состояние выпуска:
По состоянию на 30.12.98г. все облигации типа А погашены (аннулированы)
Основание для погашения ценных бумаг выпуска: исполнение обязательств по ценным бумагам.

Порядковый номер выпуска: **2**
Серия: **В**
Тип: **процентные**
Форма ценных бумаг: **именные документарные**
Номинальная стоимость одной ценной бумаги выпуска: **0.5 руб.**
Количество ценных бумаг выпуска: **300 штук**
Объем выпуска ценных бумаг по номинальной стоимости: **150 рублей**

Сведения о государственной регистрации выпуска:
Дата регистрации: **04.10.1996**
Регистрационный номер: **51-2-12**
Орган, осуществивший государственную регистрацию: **Финансовые органы**
Способ размещения: **открытая подписка**
Период размещения: **с 18.11.1996 по 25.06.1997**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **21.07.1997**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: **6 штук**

Период обращения облигаций выпуска: **с 18.11.1996 по 31.12.1998**

Доход по облигациям выпуска:
По облигациям займа доход выплачивается в виде процентов один раз в год.
На выплату доходов направляется 1% от совокупной номинальной стоимости поступивших в обращение облигаций.

Период погашения: **с 30.11.1998 по 31.12.1998**

Текущее состояние выпуска: **все ценные бумаги выпуска погашены (аннулированы)**

Основание для погашения ценных бумаг выпуска: исполнение обязательств по ценным бумагам.

Порядковый номер выпуска: **3**
Серия: **03**
Тип: **процентные**
Форма ценных бумаг: **документарные на предъявителя**
Номинальная стоимость одной ценной бумаги выпуска: **1000 руб.**
Количество ценных бумаг выпуска: **1 530 000 штук**
Объем выпуска ценных бумаг по номинальной стоимости: **1 530 000 000 рублей**

Сведения о государственной регистрации выпуска:
Дата регистрации: **27.06.2003**
Регистрационный номер: **4-03-00195-А**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**
Способ размещения: **открытая подписка**
Период размещения: **18.07.2003г. (один день)**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **19.08.2003**

Орган, осуществивший государственную регистрацию: **ФКЦБ России**
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: **1 530 000 штук**

Период обращения облигаций выпуска: **с 18.07.2003 по 14.07.2006**

Доход по облигациям выпуска:
Процентная ставка по первому купону определена путем проведения конкурса среди потенциальных покупателей Облигаций на дату начала размещения Облигаций и равна 14,5 %.
Процентная ставка по 2, 3, 4, 5, 6 купонам равна процентной ставке первого купона и равна 14,5%.

Период погашения: **14.07.2006 (один день)**

Текущее состояние выпуска: **все ценные бумаги выпуска погашены (аннулированы)**

Основание для погашения ценных бумаг выпуска: исполнение обязательств по ценным бумагам.

8.3.2. Сведения о выпусках, ценные бумаги которых находятся в обращении.

Порядковый номер выпуска: **4**
Серия: **04**
Тип: **процентные**
Форма ценных бумаг: **документарные на предъявителя**

Сведения о государственной регистрации выпуска:
Дата регистрации: **13.04.2004**
Регистрационный номер: **4-04-00195-А**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **02.09.2004**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Количество ценных бумаг выпуска: **2 000 000 штук**
Номинальная стоимость одной ценной бумаги выпуска: **1 000 руб.**
Объем выпуска ценных бумаг по номинальной стоимости: **2 000 000 000 рублей**

Права владельца каждой облигации выпуска.
Облигации процентные документарные на предъявителя серии 04, с обязательным централизованным хранением далее по тексту именуются совокупно "Облигации" или "облигации выпуска", и по отдельности - "Облигация" или "облигация выпуска".

Облигации представляют собой прямые, безусловные обязательства ОАО "Сибирьтелеком" (далее - "Эмитент").

Владелец Облигаций имеет право на получение при погашении Облигаций номинальной стоимости Облигаций.

Владелец Облигаций имеет право на получение купонного дохода (процента от номинальной стоимости Облигаций) по окончании каждого купонного периода.

Владелец Облигаций имеет право требовать приобретения Облигаций Эмитентом в случаях и на условиях, предусмотренных Решением о выпуске Облигаций и Проспектом Облигаций.

Кроме перечисленных прав, Владелец Облигаций вправе осуществлять иные имущественные права, предусмотренные действующим законодательством Российской Федерации.

Предусмотрено обязательное централизованное хранение облигаций выпуска.

Депозитарий, осуществляющий централизованное хранение:
Полное наименование: **Некоммерческое партнёрство "Национальный депозитарный центр"**
Сокращенное наименование: **НДЦ**
Место нахождения: **г. Москва, Средний Кисловский пер., 1/13, стр. 4**
Номер лицензии: **№ 177-03431-000100**
Дата выдачи: **04.12.2000**
Срок действия лицензии: **без ограничения срока действия**
Лицензирующий орган: **ФКЦБ России**

Способ размещения: **открытая подписка**
Период размещения: **с 08.07.2004г. по 30.07.2004г.**

Период обращения облигаций выпуска:
1092 (Одна тысяча девяносто два) дня с даты начала размещения Облигаций.
Период погашения: **1092-й (одна тысяча девяносто второй) день с даты начала размещения Облигаций.**
Дата окончания погашения Облигаций совпадает с датой начала погашения Облигаций.

Условия и порядок погашения:
Погашение Облигаций производится платёжным агентом по поручению Эмитента. Функции платёжного агента при погашении Облигаций выполняет АКБ "Промсвязьбанк" (ЗАО), зарегистрированный по адресу: 107078, г. Москва, ул. Каланчевская, д.27, и находящийся по адресу: 109052, РФ, г. Москва, ул. Смирновская, д. 10, стр. 22 (далее - "Платежный агент"). Между Эмитентом и АКБ "Промсвяьбанк" (ЗАО) заключен договор "О платежном агенте".

Эмитент может назначать дополнительных платёжных агентов и отменять такие назначения. Официальное сообщение Эмитента о назначении дополнительных платёжных агентов и отмене таких назначений публикуется Эмитентом в газете «Российская газета» – региональная вкладка «Российская газета – Вся Сибирь» в течение 5 (пяти) дней с даты совершения таких назначений либо их отмены. Данное сообщение также публикуется в «Приложении к Вестнику ФКЦБ России».

Облигации погашаются по номинальной стоимости в 1092-й (одна тысяча девяносто второй) день с даты начала размещения Облигаций.

Если дата погашения Облигаций приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Погашение Облигаций производится в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Предполагается, что номинальные держатели-депоненты НДЦ уполномочены получать суммы от погашения по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, самостоятельно отслеживают полноту и актуальность представляемых в НДЦ сведений и несут все риски, связанные с непредставлением/несвоевременным предоставлением сведений.
Депонент НДЦ, не уполномоченный своими клиентами получать суммы погашения по Облигациям, не позднее, чем в пятый рабочий день до даты погашения Облигаций, передает в НДЦ список владельцев Облигаций, который должен содержать все реквизиты, указанные ниже в Перечне владельцев и/или номинальных держателей Облигаций.
Погашение Облигаций производится в пользу владельцев Облигаций, являющихся таковыми по

состоянию на окончание операционного дня НДЦ, предшествующего шестому рабочему дню до даты погашения Облигаций (далее по тексту - "Дата составления Перечня владельцев и/или номинальных держателей Облигаций").
Исполнение обязательства по отношению к лицу, включенному в Перечень владельцев и/или номинальных держателей Облигаций, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления Перечня владельцев и/или номинальных держателей Облигаций.

Не позднее 2-х рабочих дней до даты погашения Облигаций Депозитарий предоставляет Эмитенту и Платёжному агенту Перечень владельцев и/или номинальных держателей Облигаций, составленный на Дату составления Перечня владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям.
В случае если Облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм погашения по Облигациям, указывается полное наименование номинального держателя.
В случае если Облигации не были переданы владельцем номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм погашения по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца – физического лица);

б) количество Облигаций, учитываемых на счетах депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы погашения по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;

г) реквизиты банковского счёта лица, уполномоченного получать суммы погашения по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет.

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе, депоненты НДЦ, самостоятельно отслеживают полноту и актуальность реквизитов банковского счета, предоставленных ими в НДЦ. В случае если указанные реквизиты не были своевременно предоставлены в НДЦ, выплата сумм погашения по Облигациям производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по погашению Облигаций производится на основании данных НДЦ.
Не позднее одного рабочего дня до даты погашения Облигаций Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании перечня владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, уполномоченных на получение сумм погашения по Облигациям.

В дату погашения Облигаций Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм погашения по Облигациям, в пользу владельцев Облигаций.

В случае если одно лицо уполномочено на получение сумм погашения по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Возможность досрочного погашения не предусмотрена.

Доход по облигациям выпуска:
Процентная ставка по первому купону определена путем проведения конкурса среди потенциальных покупателей Облигаций на дату начала размещения Облигаций и равна 12,5 %.
Процентная ставка по 2, 3, 4, 5, 6 купонам равна процентной ставке первого купона и равна 12,5%.

Порядок выплаты купонного (процентного) дохода:
Выплата купонного дохода по Облигациям производится Платёжным агентом по поручению Эмитента. Если дата выплаты купонного дохода по Облигациям приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Выплата купонного дохода по Облигациям производится в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Предполагается, что номинальные держатели-депоненты НДЦ уполномочены получать суммы купонного дохода по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, самостоятельно отслеживают полноту и актуальность представляемых в НДЦ сведений и несут все риски, связанные с непредоставлением/несвоевременным предоставлением сведений.
Депонент НДЦ, не уполномоченный своими клиентами получать суммы купонного дохода по Облигациям, не позднее, чем в пятый рабочий день до даты выплаты доходов по Облигациям, передает в НДЦ список владельцев Облигаций, который должен содержать все реквизиты, указанные ниже в Перечне владельцев и/или номинальных держателей Облигаций.
Выплата купонного дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего шестому рабочему дню до даты выплаты купонного дохода по Облигациям (далее по тексту - "Дата составления перечня владельцев и/или номинальных держателей Облигаций").
Исполнение обязательства по отношению к держателю Облигаций, включенному в перечень держателей Облигаций, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления Перечня владельцев и/или номинальных держателей Облигаций.

Не позднее 2-х рабочих дней до даты выплаты купонного дохода по Облигациям Депозитарий предоставляет Эмитенту и Платёжному агенту Перечень владельцев и/или номинальных держателей Облигаций, составленный на Дату составления Перечня владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы купонного дохода по Облигациям. В случае если Облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм купонного дохода по Облигациям, указывается полное наименование номинального держателя.
В случае если Облигации не были переданы владельцем номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм купонного дохода по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца - физического лица);
б) количество Облигаций, учитываемых на счетах депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы купонного дохода по Облигациям;
в) место нахождения и почтовый адрес лица, уполномоченного получать суммы купонного дохода по Облигациям;
г) реквизиты банковского счёта лица, уполномоченного получать суммы купонного дохода по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет.
д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы купонного дохода по Облигациям.
Владельцы Облигаций, их уполномоченные лица, в том числе, депоненты НДЦ, самостоятельно

отслеживают полноту и актуальность реквизитов банковского счета, предоставленных ими в НДЦ. В случае если указанные реквизиты не были своевременно предоставлены в НДЦ, выплата купонного дохода по Облигациям производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по выплате купонного дохода по Облигациям производится на основании данных НДЦ.

Не позднее одного рабочего дня до даты выплаты купонного дохода по Облигациям Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании Перечня владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, уполномоченных на получение сумм купонного дохода по Облигациям.

В дату выплаты купонного дохода по Облигациям Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм купонного дохода по Облигациям, в пользу владельцев Облигаций.

В случае если одно лицо уполномочено на получение сумм купонного дохода по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Порядок выплаты купонного (процентного) дохода по второму - шестому купону Облигаций аналогичен порядку выплаты купонного (процентного) дохода по первому купону Облигаций.

По Облигациям выпуска предусмотрено предоставление обеспечения в форме поручительства.

Права владельцев Облигаций, вытекающие из обеспечения по Облигациям:

Владельцы Облигаций (номинальные держатели - в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и предъявление требования к Поручителю) вправе предъявить к Поручителю письменное требование о выплате причитающихся им денежных средств по Облигациям в следующих случаях неисполнения или ненадлежащего исполнения Эмитентом своих обязательств:

- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций купонный доход в виде процентов к номинальной стоимости Облигаций в размере и в сроки, определенные в соответствии с пунктами 9.3.-9.4. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг;

- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций основную сумму долга в виде номинальной стоимости Облигаций при их погашении в срок, определенный в соответствии с пунктом 9.2. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг.

Безотзывная Оферта о предоставлении обеспечения в виде поручительства для целей выпуска Облигаций (далее - Оферта) является публичной и адресована всем потенциальным приобретателям Облигаций и выражает волю Поручителя заключить договор о предоставлении поручительства для целей выпуска Облигаций с любым лицом, акцептовавшим Оферту. Оферта не может быть отозвана в течение срока, установленного для акцепта Оферты.

Оферта считается полученной адресатом в момент обеспечения Эмитентом всем потенциальным приобретателям Облигаций возможности доступа к информации о выпуске Облигаций, содержащейся в Решении о выпуске ценных бумаг и Проспекте ценных бумаг и подлежащей раскрытию в соответствии с Федеральным законом "О рынке ценных бумаг" и нормативными правовыми актами ФКЦБ России.

Акцепт Оферты производится путем приобретения одной или нескольких Облигаций в порядке, на условиях и в сроки, определенные Решением о выпуске ценных бумаг и Проспектом ценных бумаг.

Приобретение Облигаций означает заключение приобретателем Облигаций с Поручителем договора поручительства, по которому Поручитель обязывается перед приобретателем Облигаций отвечать за исполнение Эмитентом его обязательств перед владельцем Облигаций на условиях, установленных Офертой, при этом письменная форма договора поручительства считается соблюденной.

С переходом прав на Облигацию с обеспечением к новому владельцу (приобретателю) переходят все права, вытекающие из такого обеспечения в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигацию.
Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.
Обеспечение предоставляется Поручителем в отношении всех выпускаемых Эмитентом документарных неконвертируемых процентных облигаций на предъявителя серии 04 с обязательным централизованным хранением в количестве 2 000 000 (Два миллиона) штук номинальной стоимостью 1 000 (одна тысяча) рублей каждая.
Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2 000 000 000 (Два миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 2 000 000 (Двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.
За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате купонного дохода и номинальной стоимости Облигаций Поручитель и Эмитент отвечают перед Владельцами Облигаций солидарно.
Порядок действий владельцев и/или номинальных держателей Облигаций в случае отказа Эмитента от исполнения своих обязательств по Облигациям настоящего выпуска описаны в п. 9.1.2. Проспекта ценных бумаг и п. 9.7. Решения о выпуске ценных бумаг.
Сведения об обеспечении исполнения обязательств по Облигациям выпуска содержатся в п. 9.1.2. Проспекта ценных бумаг и п. 12.2. Решения о выпуске ценных бумаг.
Все задолженности Эмитента по Облигациям настоящего выпуска будут юридически равны и в равной степени обязательны к исполнению.

Порядковый номер выпуска: **5**
Серия: **05**
Тип: **процентные**
Форма ценных бумаг: **документарные на предъявителя**

Сведения о государственной регистрации выпуска:
Дата регистрации: **12.04.2005**
Регистрационный номер: **4-05-00195-А**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **02.06.2005**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Количество ценных бумаг выпуска: **3 000 000 штук**
Номинальная стоимость одной ценной бумаги выпуска: **1 000 руб.**
Объем выпуска ценных бумаг по номинальной стоимости: **3 000 000 000 рублей**

Права владельца каждой облигации выпуска.
Облигации процентные документарные на предъявителя серии 05, с обязательным централизованным хранением далее по тексту именуются совокупно "Облигации" или "облигации выпуска", и по отдельности - "Облигация" или "облигация выпуска".

Облигации представляют собой прямые, безусловные обязательства ОАО "Сибирьтелеком" (далее - "Эмитент").

Владелец Облигаций имеет право на получение при погашении Облигаций номинальной стоимости Облигаций.

Владелец Облигаций имеет право на получение купонного дохода (процента от номинальной стоимости Облигаций) по окончании каждого купонного периода.

Владелец Облигаций имеет право требовать приобретения Облигаций Эмитентом в случаях и на условиях, предусмотренных Решением о выпуске Облигаций и Проспектом Облигаций.

Кроме перечисленных прав, Владелец Облигаций вправе осуществлять иные имущественные права, предусмотренные действующим законодательством Российской Федерации.

Предусмотрено обязательное централизованное хранение облигаций выпуска.

Депозитарий, осуществляющий централизованное хранение:
Полное наименование: **Некоммерческое партнёрство "Национальный депозитарный центр"**
Сокращенное наименование: **НДЦ**
Место нахождения: **г. Москва, Средний Кисловский пер., 1/13, стр. 4**
Номер лицензии: **№ 177-03431-000100**
Дата выдачи: **04.12.2000**
Срок действия лицензии: **без ограничения срока действия**
Лицензирующий орган: **ФКЦБ России**

Способ размещения: **открытая подписка**
Период размещения: **29.04.2005г. (один день)**

Период обращения облигаций выпуска:
1092 (Одна тысяча девяносто два) дня с даты начала размещения Облигаций.
Период погашения: 1092-й (одна тысяча девяносто второй) день с даты начала размещения Облигаций.
Дата окончания погашения Облигаций совпадает с датой начала погашения Облигаций.

Условия и порядок погашения:
Погашение Облигаций производится платёжным агентом по поручению Эмитента. Функции платёжного агента при погашении Облигаций выполняет АКБ "Связьбанк", зарегистрированный и находящийся по адресу: 125375, г. Москва, ул. Тверская, д.7 (далее - "Платежный агент").

Эмитент может назначать дополнительных платёжных агентов и отменять такие назначения. Официальное сообщение Эмитента о назначении дополнительных платёжных агентов и отмене таких назначений публикуется Эмитентом в газете «Российская газета» – региональная вкладка «Российская газета – Вся Сибирь» в течение 5 (пяти) дней с даты совершения таких назначений либо их отмены. Данное сообщение также публикуется в «Приложении к Вестнику ФКЦБ России».

Облигации погашаются по номинальной стоимости в 1092-й (одна тысяча девяносто второй) день с даты начала размещения Облигаций.

Если дата погашения Облигаций приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Погашение Облигаций производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций.
Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы погашения по Облигациям.
Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы погашения по Облигациям, не позднее чем в 4 (Четвертый) рабочий день до даты погашения Облигаций, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, перечисленных ниже в Списке владельцев и/или номинальных держателей Облигаций.

Не позднее 3 (Трех) рабочих дней до даты погашения Облигаций Депозитарий составляет и предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям (Ф.И.О. - для физического лица);

б) количество Облигаций, учитываемых на счете депо лица, уполномоченного получать суммы погашения по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;

г) реквизиты банковского счёта лица, уполномоченного получать суммы погашения по Облигациям, а именно:

- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям;

е) налоговый статус лица, уполномоченного получать суммы погашения по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)

Не позднее, чем за 1 (Один) рабочий день до даты погашения Облигаций Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, указанных в Списке владельцев и/или номинальных держателей Облигаций.

В дату погашения Облигаций Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм погашения по Облигациям, указанных в Списке владельцев и/или номинальных держателей Облигаций.

В случае если одно лицо уполномочено на получение сумм погашения по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Возможность досрочного погашения не предусмотрена.

Доход по облигациям выпуска:

Процентная ставка по первому купону определена путем проведения конкурса среди потенциальных покупателей Облигаций на дату начала размещения Облигаций и равна 9,2 %.

Процентная ставка по 2, 3, 4, 5, 6 купонам равна процентной ставке первого купона и равна 9,2 %.

Порядок выплаты купонного (процентного) дохода:

Выплата доходов по Облигациям производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Владелец Облигации, если он не является депонентом Депозитария, может, но не обязан, уполномочить держателя Облигаций - депонента Депозитария получать суммы от выплаты доходов по Облигациям. В том случае, если владелец Облигации не уполномочил депонента Депозитария получать в его пользу суммы от выплаты доходов по Облигациям, выплата доходов по Облигациям производится непосредственно владельцу Облигаций.

Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы дохода по Облигациям. Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы дохода по Облигациям, не позднее чем в 4 (Четвертый) рабочий день до даты выплаты дохода по Облигациям, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, указанные ниже в Списке владельцев и/или номинальных держателей Облигаций.

Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего шестому рабочему дню до даты выплаты дохода по Облигациям.

Исполнение обязательства по отношению к владельцу, включенному в Список владельцев и/или номинальных держателей Облигаций для целей выплаты дохода, признается надлежащим, в том числе в

случае отчуждения Облигаций после даты составления указанного Списка. Не позднее 3 (трех) рабочих дней до даты выплаты доходов по Облигациям Депозитарий предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы дохода по Облигациям. В случае если облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм дохода по Облигациям, указывается полное наименование номинального держателя.

В случае если Облигации не были переданы номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм дохода по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца - для физического лица);

б) количество Облигаций, учитываемых на счете депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы дохода по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы дохода по Облигациям;

г) реквизиты банковского счёта лица, уполномоченного получать суммы дохода по Облигациям, а именно:

- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы дохода по Облигациям;

е) налоговый статус лица, уполномоченного получать суммы дохода по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты Депозитария, самостоятельно отслеживают полноту и актуальность реквизитов банковского счета, предоставленных им в Депозитарий. В случае непредставления или несвоевременного предоставления в Депозитарий указанных реквизитов, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных Депозитария. Эмитент в случаях, предусмотренных договором с Депозитарием, осуществляющим централизованное хранение, имеет право требовать подтверждения таких данных данными об учете прав на облигации.

Не позднее чем за 1 (один) рабочий день до даты выплаты купонного дохода по Облигациям Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, включенных в Список владельцев и/или номинальных держателей Облигаций.

В дату выплаты купонного дохода по Облигациям Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм доходов по Облигациям, включенных в Список владельцев и/или номинальных держателей Облигаций.

В случае если одно лицо уполномочено на получение сумм купонного дохода по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

По Облигациям выпуска предусмотрено предоставление обеспечения в форме поручительства.

Права владельцев Облигаций, вытекающие из обеспечения по Облигациям:

Владельцы Облигаций (номинальные держатели - в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и предъявление требования к Поручителю) вправе предъявить к Поручителю письменное требование о выплате причитающихся им денежных средств по Облигациям в следующих случаях неисполнения или ненадлежащего исполнения Эмитентом своих обязательств:

- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций купонный доход в виде процентов к номинальной стоимости Облигаций в размере и в сроки, определенные в соответствии с пунктами 9.3.-9.4. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг;
- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций основную сумму долга в виде номинальной стоимости Облигаций при их погашении в срок, определенный в соответствии с пунктом 9.2. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг.

От имени Владельца Облигаций указанное требование может быть предъявлено номинальным держателем в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и на предъявление требования Поручителю.

Безотзывная Оферта о предоставлении обеспечения в виде поручительства для целей выпуска Облигаций (далее - Оферта) является публичной и адресована всем потенциальным приобретателям Облигаций и выражает волю Поручителя заключить договор о предоставлении поручительства для целей выпуска Облигаций с любым лицом, акцептовавшим Оферту (далее – "Договор поручительства"). Оферта не может быть отозвана в течение срока, установленного для акцепта Оферты.

Оферта считается полученной адресатом в момент обеспечения Эмитентом всем потенциальным приобретателям Облигаций возможности доступа к информации о выпуске Облигаций, содержащейся в Решении о выпуске ценных бумаг и Проспекте ценных бумаг (далее – «Эмиссионные документы») и подлежащей раскрытию в соответствии с Федеральным законом "О рынке ценных бумаг" и нормативными правовыми актами федерального органа исполнительной власти по рынку ценных бумаг.

Акцепт Оферты производится путем приобретения одной или нескольких Облигаций в порядке, установленном прошедшими государственную регистрацию Решением о выпуске ценных бумаг и Проспектом ценных бумаг (далее – "Эмиссионные документы").

Приобретение Облигаций означает заключение приобретателем с Поручителем договора поручительства, по которому Поручитель обязывается перед приобретателем Облигаций отвечать за исполнение Эмитентом его обязательств перед владельцем Облигаций на условиях, установленных Офертой (далее – "Договор поручительства"). Договор поручительства считается заключенным с момента возникновения у первого владельца Облигаций прав на такие Облигации, при этом письменная форма Договора поручительства считается соблюденной.

С переходом прав на Облигацию к ее новому владельцу (приобретателю) переходят права по Договору поручительства, обеспечивающему исполнение обязательств по Облигациям, в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигацию. Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

Обеспечение предоставляется Поручителем в отношении всех выпускаемых Эмитентом документарных неконвертируемых процентных Облигаций на предъявителя серии 05 с обязательным централизованным хранением в количестве 3 000 000 (Трех миллионов) штук номинальной стоимостью 1 000 (Одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 3000 000 000 (Три миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 3000 000 (Трем миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате номинальной стоимости Облигации при их погашении, а также выплате купонного дохода по Облигациям Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Порядок действий владельцев и/или номинальных держателей Облигаций в случае отказа Эмитента от исполнения своих обязательств по Облигациям настоящего выпуска описаны в п. 9.1.2. Проспекта ценных бумаг и п. 9.7. Решения о выпуске ценных бумаг.

Сведения об обеспечении исполнения обязательств по Облигациям выпуска содержатся в п. 9.1.2. Проспекта ценных бумаг и п. 12.2. Решения о выпуске ценных бумаг.

Все задолженности Эмитента по Облигациям настоящего выпуска будут юридически равны и в равной степени обязательны к исполнению.

Порядковый номер выпуска: **6**
Серия: **06**
Тип: **процентные**
Форма ценных бумаг: **документарные на предъявителя**

Сведения о государственной регистрации выпуска:
Дата регистрации: **12.04.2005**
Регистрационный номер: **4-06-00195-А**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **03.11.2005**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Количество ценных бумаг выпуска: **2 000 000 штук**
Номинальная стоимость одной ценной бумаги выпуска: **1 000 руб.**
Объем выпуска ценных бумаг по номинальной стоимости: **2 000 000 000 рублей**

Права владельца каждой облигации выпуска.
Облигации процентные документарные на предъявителя серии 06, с обязательным централизованным хранением далее по тексту именуются совокупно "Облигации" или "облигации выпуска", и по отдельности - "Облигация" или "облигация выпуска".

Облигации представляют собой прямые, безусловные обязательства ОАО "Сибирьтелеком" (далее - "Эмитент").

Владелец Облигаций имеет право на получение при погашении Облигаций номинальной стоимости Облигаций.

Владелец Облигаций имеет право на получение купонного дохода (процента от номинальной стоимости Облигаций) по окончании каждого купонного периода.
Владелец Облигаций имеет право требовать приобретения Облигаций Эмитентом в случаях и на условиях, предусмотренных Решением о выпуске Облигаций и Проспектом Облигаций.

Кроме перечисленных прав, Владелец Облигаций вправе осуществлять иные имущественные права, предусмотренные действующим законодательством Российской Федерации.

Предусмотрено обязательное централизованное хранение облигаций выпуска.

Депозитарий, осуществляющий централизованное хранение:
Полное наименование: **Некоммерческое партнёрство "Национальный депозитарный центр"**
Сокращенное наименование: **НДЦ**
Место нахождения: **г. Москва, Средний Кисловский пер., 1/13, стр. 4**
Номер лицензии: **№ 177-03431-000100**
Дата выдачи: **04.12.2000**
Срок действия лицензии: **без ограничения срока действия**
Лицензирующий орган: **ФКЦБ России**

Способ размещения: **открытая подписка**
Период размещения: **22.09.2005г. (один день)**

Период обращения облигаций выпуска:
1820 (Одна тысяча восемьсот двадцать) дней с даты начала размещения Облигаций.
Период погашения: 1820-й (Одна тысяча восемьсот двадцатый) день с даты начала размещения Облигаций. Дата окончания погашения Облигаций совпадает с датой начала погашения Облигаций.

Условия и порядок погашения:
Погашение Облигаций производится платёжным агентом по поручению Эмитента. Функции платёжного агента при погашении Облигаций выполняет АКБ "Связьбанк", зарегистрированный и находящийся по адресу: 125375, г. Москва, ул. Тверская, д.7 (далее - "Платежный агент").

Эмитент может назначать дополнительных платёжных агентов и отменять такие назначения. Официальное сообщение Эмитента о назначении дополнительных платёжных агентов и отмене таких назначений публикуется Эмитентом в газете «Российская газета» – региональная вкладка «Российская газета – Вся Сибирь» в течение 5 (пяти) дней с даты совершения таких назначений либо их отмены. Данное сообщение также публикуется в «Приложении к Вестнику ФКЦБ России».

Облигации погашаются по номинальной стоимости в 1820-й (Одна тысяча восемьсот двадцатый) день с даты начала размещения Облигаций.

Если дата погашения Облигаций приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Погашение Облигаций производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций.
Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы погашения по Облигациям.
Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы погашения по Облигациям, не позднее чем в 4 (Четвертый) рабочий день до даты погашения Облигаций, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, перечисленных ниже в Списке владельцев и/или номинальных держателей Облигаций.

Не позднее 3 (Трех) рабочих дней до даты погашения Облигаций Депозитарий составляет и предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:
а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям (Ф.И.О. - для физического лица);
б) количество Облигаций, учитываемых на счете депо лица, уполномоченного получать суммы погашения по Облигациям;
в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;
г) реквизиты банковского счёта лица, уполномоченного получать суммы погашения по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;
д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям;
е) налоговый статус лица, уполномоченного получать суммы погашения по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)
Не позднее, чем за 1 (Один) рабочий день до даты погашения Облигаций Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, указанных в Списке владельцев и/или номинальных держателей Облигаций.
В дату погашения Облигаций Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм погашения по Облигациям, указанных в Списке владельцев и/или номинальных держателей Облигаций.
В случае если одно лицо уполномочено на получение сумм погашения по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Возможность досрочного погашения не предусмотрена.

Доход по облигациям выпуска:
Процентная ставка по первому купону определена путем проведения конкурса среди потенциальных покупателей Облигаций на дату начала размещения Облигаций и равна 7,85 %.
Процентная ставка по 2, 3, 4, 5, 6 купонам равна процентной ставке первого купона и равна 7,85%.

Величина процентной ставки по 7 купону устанавливается Эмитентом после государственной регистрации Отчета об итогах выпуска ценных бумаг в числовом выражении в процентах годовых.
Расчёт суммы выплат по 7 купону в расчете на одну Облигацию производится по следующей формуле:
К7 = С7 * 1000 * (Т7 – Т6)/ 365/ 100 %, где
К7 - сумма купонной выплаты по 7-му купону в расчете на одну Облигацию, в руб.;
С7 - размер процентной ставки 7-го купона, в процентах годовых;
Т6 - дата начала 7-го купонного периода;
Т7 - дата окончания 7-го купонного периода.

Величина процентной ставки по 8, 9, 10 купонам совпадает с величиной процентной ставки по 7 купону.

Порядок выплаты купонного (процентного) дохода:
Выплата доходов по Облигациям производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Владелец Облигации, если он не является депонентом Депозитария, может, но не обязан, уполномочить держателя Облигаций - депонента Депозитария получать суммы от выплаты доходов по Облигациям. В том случае, если владелец Облигации не уполномочил депонента Депозитария получать в его пользу суммы от выплаты доходов по Облигациям, выплата доходов по Облигациям производится непосредственно владельцу Облигаций.
Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы дохода по Облигациям. Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы дохода по Облигациям, не позднее чем в 4 (Четвертый) рабочий день до даты выплаты дохода по Облигациям, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, указанные ниже в Списке владельцев и/или номинальных держателей Облигаций.
Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего шестому рабочему дню до даты выплаты дохода по Облигациям.
Исполнение обязательства по отношению к владельцу, включенному в Список владельцев и/или номинальных держателей Облигаций для целей выплаты дохода, признается надлежащим, в том числе в случае отчуждения Облигаций после даты составления указанного Списка.
Не позднее 3 (трех) рабочих дней до даты выплаты доходов по Облигациям Депозитарий предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций включающий в себя следующие данные:
а) полное наименование лица, уполномоченного получать суммы дохода по Облигациям. В случае если облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм дохода по Облигациям, указывается полное наименование номинального держателя.

В случае если Облигации не были переданы номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм дохода по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца - для физического лица);
б) количество Облигаций, учитываемых на счете депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы дохода по Облигациям;
в) место нахождения и почтовый адрес лица, уполномоченного получать суммы дохода по Облигациям;
г) реквизиты банковского счёта лица, уполномоченного получать суммы дохода по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;
д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы дохода по Облигациям;
е) налоговый статус лица, уполномоченного получать суммы дохода по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты Депозитария, самостоятельно отслеживают полноту и актуальность реквизитов банковского счета, предоставленных им в Депозитарий. В случае непредставления или несвоевременного предоставления в Депозитарий указанных реквизитов, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных Депозитария. Эмитент в случаях, предусмотренных договором с Депозитарием, осуществляющим централизованное хранение, имеет право требовать подтверждения таких данных данными об учете прав на облигации.
Не позднее чем за 1 (один) рабочий день до даты выплаты купонного дохода по Облигациям Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.
На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, включенных в Список владельцев и/или номинальных держателей Облигаций.
В дату выплаты купонного дохода по Облигациям Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм доходов по Облигациям, включенных в Список владельцев и/или номинальных держателей Облигаций.
В случае если одно лицо уполномочено на получение сумм купонного дохода по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

По Облигациям выпуска предусмотрено предоставление обеспечения в форме поручительства.

Права владельцев Облигаций, вытекающие из обеспечения по Облигациям:
Владельцы Облигаций (номинальные держатели - в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и предъявление требования к Поручителю) вправе предъявить к Поручителю письменное требование о выплате причитающихся им денежных средств по Облигациям в следующих случаях неисполнения или ненадлежащего исполнения Эмитентом своих обязательств:
- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций купонный доход в виде процентов к номинальной стоимости Облигаций в размере и в сроки, определенные в соответствии с пунктами 9.3.-9.4. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг;

- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций основную сумму долга в виде номинальной стоимости Облигаций при их погашении в срок, определенный в соответствии с пунктом 9.2. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг.

От имени Владельца Облигаций указанное требование может быть предъявлено номинальным держателем в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и на предъявление требования Поручителю.

Безотзывная Оферта о предоставлении обеспечения в виде поручительства для целей выпуска Облигаций (далее - Оферта) является публичной и адресована всем потенциальным приобретателям Облигаций и выражает волю Поручителя заключить договор о предоставлении поручительства для целей выпуска Облигаций с любым лицом, акцептовавшим Оферту (далее – "Договор поручительства"). Оферта не может быть отозвана в течение срока, установленного для акцепта Оферты.

Оферта считается полученной адресатом в момент обеспечения Эмитентом всем потенциальным приобретателям Облигаций возможности доступа к информации о выпуске Облигаций, содержащейся в Решении о выпуске ценных бумаг и Проспекте ценных бумаг (далее – «Эмиссионные документы») и подлежащей раскрытию в соответствии с Федеральным законом "О рынке ценных бумаг" и нормативными правовыми актами федерального органа исполнительной власти по рынку ценных бумаг.

Акцепт Оферты производится путем приобретения одной или нескольких Облигаций в порядке, установленном прошедшими государственную регистрацию Решением о выпуске ценных бумаг и Проспектом ценных бумаг (далее – "Эмиссионные документы").

Приобретение Облигаций означает заключение приобретателем с Поручителем договора поручительства, по которому Поручитель обязывается перед приобретателем Облигаций отвечать за исполнение Эмитентом его обязательств перед владельцем Облигаций на условиях, установленных Офертой (далее – "Договор поручительства"). Договор поручительства считается заключенным с момента возникновения у первого владельца Облигаций прав на такие Облигации, при этом письменная форма Договора поручительства считается соблюденной.

С переходом прав на Облигацию к ее новому владельцу (приобретателю) переходят права по Договору поручительства, обеспечивающему исполнение обязательств по Облигациям, в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигацию. Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

Обеспечение предоставляется Поручителем в отношении всех выпускаемых Эмитентом документарных неконвертируемых процентных Облигаций на предъявителя серии 06 с обязательным централизованным хранением в количестве 2 000 000 (Двух миллионов) штук номинальной стоимостью 1 000 (Одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2000 000 000 (Двух миллиардов) рублей, а также суммы, составляющей совокупный купонный доход по 2000 000 (Двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате номинальной стоимости Облигации при их погашении, а также выплате купонного дохода по Облигациям Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Порядок действий владельцев и/или номинальных держателей Облигаций в случае отказа Эмитента от исполнения своих обязательств по Облигациям настоящего выпуска описаны в п. 9.1.2. Проспекта ценных бумаг и п. 9.7. Решения о выпуске ценных бумаг.

Сведения об обеспечении исполнения обязательств по Облигациям выпуска содержатся в п. 9.1.2. Проспекта ценных бумаг и п. 12.2. Решения о выпуске ценных бумаг.

Все задолженности Эмитента по Облигациям настоящего выпуска будут юридически равны и в равной степени обязательны к исполнению.

Порядковый номер выпуска: **7**
Серия: **07**
Тип: **процентные**
Форма ценных бумаг: **документарные на предъявителя**

Сведения о государственной регистрации выпуска:

Дата регистрации: **27.04.2006**
Регистрационный номер: **4-07-00195-А**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **06.07.2006**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Количество ценных бумаг выпуска: **2 000 000 штук**
Номинальная стоимость одной ценной бумаги выпуска: **1 000 руб.**
Объем выпуска ценных бумаг по номинальной стоимости: **2 000 000 000 рублей**

Права владельца каждой облигации выпуска.
Облигации процентные документарные на предъявителя серии 07, с обязательным централизованным хранением далее по тексту именуются совокупно "Облигации" или "облигации выпуска", и по отдельности - "Облигация" или "облигация выпуска".

Облигации представляют собой прямые, безусловные обязательства ОАО "Сибирьтелеком" (далее - "Эмитент").

Владелец Облигаций имеет право на получение при погашении Облигаций номинальной стоимости Облигаций.

Владелец Облигаций имеет право на получение купонного дохода (процента от номинальной стоимости Облигаций) по окончании каждого купонного периода.
Владелец Облигаций имеет право требовать приобретения Облигаций Эмитентом в случаях и на условиях, предусмотренных Решением о выпуске Облигаций и Проспектом Облигаций.

Кроме перечисленных прав, Владелец Облигаций вправе осуществлять иные имущественные права, предусмотренные действующим законодательством Российской Федерации.

Предусмотрено обязательное централизованное хранение облигаций выпуска.

Депозитарий, осуществляющий централизованное хранение:
Полное наименование: **Некоммерческое партнёрство "Национальный депозитарный центр"**
Сокращенное наименование: **НДЦ**
Место нахождения: **г. Москва, Средний Кисловский пер., д. 1/13, стр. 4**
Номер лицензии: **№ 177-03431-000100**
Дата выдачи: **04.12.2000**
Срок действия лицензии: **без ограничения срока действия**
Лицензирующий орган: **ФКЦБ России**

Способ размещения: **открытая подписка**
Период размещения: **24.05.2006г. (один день)**
Порядок и условия размещения ценных бумаг:
Размещение Облигаций проводится путём заключения сделок купли-продажи Облигаций.
Сделки при размещении Облигаций заключаются с использованием Системы торгов Биржи путём удовлетворения адресных заявок на покупку Облигаций, поданных с использованием Системы торгов Биржи в соответствии с Правилами проведения торгов.
Размещение Облигаций осуществляется через посредника (Андеррайтера), которым является Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество), действующего от своего имени по поручению и за счёт Эмитента.
Торги при размещении Облигаций настоящего выпуска будут проводиться в форме Конкурса, а после подведения итогов Конкурса и удовлетворения заявок, поданных в ходе Конкурса, - путем заключения сделок на основании адресных заявок, выставляемых Участниками торгов Биржи в адрес Андеррайтера, удовлетворяющего их путем подачи встречной адресной заявки.

Заключение сделок по размещению Облигаций начинается после подведения итогов Конкурса и заканчивается в дату окончания размещения Облигаций выпуска.
Возможность преимущественного приобретения размещаемых ценных бумаг не предусмотрена.

Период обращения облигаций выпуска: 1 092 (Одна тысяча девяносто два) дня с даты начала размещения Облигаций.
Период погашения: 1 092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций.
Дата окончания погашения Облигаций совпадает с датой начала погашения Облигаций.

Условия и порядок погашения:
Погашение Облигаций производится платёжным агентом по поручению Эмитента. Функции платёжного агента при погашении Облигаций выполняет АКБ "Связьбанк", зарегистрированный и находящийся по адресу: 125375, г. Москва, ул. Тверская, д.7 (далее - "Платежный агент").

Эмитент может назначать дополнительных платёжных агентов и отменять такие назначения. Официальное сообщение Эмитента о назначении дополнительных платёжных агентов и отмене таких назначений публикуется Эмитентом в газете «Российская газета» – региональная вкладка «Российская газета – Вся Сибирь» в течение 5 (пяти) дней с даты совершения таких назначений либо их отмены. Данное сообщение также публикуется в «Приложении к Вестнику ФКЦБ России».

Облигации погашаются по номинальной стоимости в 1092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций.

Если дата погашения Облигаций приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за
такую задержку в платеже.

Погашение Облигаций производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций.
Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы погашения по Облигациям. Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы погашения по Облигациям, не позднее чем в 5 (Пятый) рабочий день до даты погашения Облигаций, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, перечисленных ниже в Списке владельцев и/или номинальных держателей Облигаций.

Не позднее 3 (Трех) рабочих дней до даты погашения Облигаций Депозитарий составляет и предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:
а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям (Ф.И.О. - для физического лица);
б) количество Облигаций, учитываемых на счете депо лица, уполномоченного получать суммы погашения по Облигациям;
в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;
г) реквизиты банковского счёта лица, уполномоченного получать суммы погашения по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям;

е) налоговый статус лица, уполномоченного получать суммы погашения по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)
Не позднее, чем за 1 (Один) рабочий день до даты погашения Облигаций Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, указанных в Списке владельцев и/или номинальных держателей Облигаций.
В дату погашения Облигаций Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм погашения по Облигациям, указанных в Списке владельцев и/или номинальных держателей Облигаций.
В случае если одно лицо уполномочено на получение сумм погашения по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Возможность досрочного погашения не предусмотрена.

Доход по облигациям выпуска:
Процентная ставка по первому купону определена путем проведения конкурса среди потенциальных покупателей Облигаций на дату начала размещения Облигаций и равна 8,65 %.
Процентная ставка по 2, 3, 4, 5, 6 купонам равна процентной ставке первого купона и равна 8,65%.

Порядок выплаты купонного (процентного) дохода:
Выплата доходов по Облигациям производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Владелец Облигации, если он не является депонентом Депозитария, может, но не обязан, уполномочить держателя Облигаций - депонента Депозитария получать суммы от выплаты доходов по Облигациям. В том случае, если владелец Облигации не уполномочил депонента Депозитария получать в его пользу суммы от выплаты доходов по Облигациям, выплата доходов по Облигациям производится непосредственно владельцу Облигаций.
Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы дохода по Облигациям. Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы дохода по Облигациям, не позднее чем в 5 (Пятый) рабочий день до даты выплаты дохода по Облигациям, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, указанные ниже в Списке владельцев и/или номинальных держателей Облигаций.
Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего шестому рабочему дню до даты выплаты дохода по Облигациям.
Исполнение обязательства по отношению к владельцу, включенному в Список владельцев и/или номинальных держателей Облигаций для целей выплаты дохода, признается надлежащим, в том числе в случае отчуждения Облигаций после даты составления указанного Списка.
Не позднее 3 (трех) рабочих дней до даты выплаты доходов по Облигациям Депозитарий предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций включающий в себя следующие данные:
а) полное наименование лица, уполномоченного получать суммы дохода по Облигациям.
В случае если облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм дохода по Облигациям, указывается полное наименование номинального держателя.
В случае если Облигации не были переданы номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм дохода по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца - для физического лица);
б) количество Облигаций, учитываемых на счете депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы дохода по Облигациям;
в) место нахождения и почтовый адрес лица, уполномоченного получать суммы дохода по Облигациям;
г) реквизиты банковского счёта лица, уполномоченного получать суммы дохода по Облигациям, а именно:

- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы дохода по Облигациям;

е) налоговый статус лица, уполномоченного получать суммы дохода по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты Депозитария, самостоятельно отслеживают полноту и актуальность реквизитов банковского счета, предоставленных им в Депозитарий. В случае непредставления или несвоевременного предоставления в Депозитарий указанных реквизитов, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных Депозитария. Эмитент в случаях, предусмотренных договором с Депозитарием, осуществляющим централизованное хранение, имеет право требовать подтверждения таких данных данными об учете прав на облигации.

Не позднее чем за 1 (один) рабочий день до даты выплаты купонного дохода по Облигациям Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, включенных в Список владельцев и/или номинальных держателей Облигаций.

В дату выплаты купонного дохода по Облигациям Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм доходов по Облигациям, включенных в Список владельцев и/или номинальных держателей Облигаций.

В случае если одно лицо уполномочено на получение сумм купонного дохода по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

По Облигациям выпуска предусмотрено предоставление обеспечения в форме поручительства.

Права владельцев Облигаций, вытекающие из обеспечения по Облигациям:

Владельцы Облигаций (номинальные держатели - в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и предъявление требования к Поручителю) вправе предъявить к Поручителю письменное требование о выплате причитающихся им денежных средств по Облигациям в следующих случаях неисполнения или ненадлежащего исполнения Эмитентом своих обязательств:

- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций купонный доход в виде процентов к номинальной стоимости Облигаций в размере и в сроки, определенные в соответствии с пунктами 9.3.-9.4. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг;
- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций основную сумму долга в виде номинальной стоимости Облигаций при их погашении в срок, определенный в соответствии с пунктом 9.2. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг.

От имени Владельца Облигаций указанное требование может быть предъявлено номинальным держателем в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и на предъявление требования Поручителю.

Безотзывная Оферта о предоставлении обеспечения в виде поручительства для целей выпуска Облигаций (далее - Оферта) является публичной и адресована всем потенциальным приобретателям Облигаций и выражает волю Поручителя заключить договор о предоставлении поручительства для целей выпуска Облигаций с любым лицом, акцептовавшим Оферту (далее – "Договор поручительства"). Оферта не может быть отозвана в течение срока, установленного для акцепта Оферты.

Оферта считается полученной адресатом в момент обеспечения Эмитентом всем потенциальным приобретателям Облигаций возможности доступа к информации о выпуске Облигаций, содержащейся в Решении о выпуске ценных бумаг и Проспекте ценных бумаг (далее – «Эмиссионные документы») и подлежащей раскрытию в соответствии с Федеральным законом "О рынке ценных бумаг" и нормативными правовыми актами федерального органа исполнительной власти по рынку ценных бумаг.

Акцепт Оферты производится путем приобретения одной или нескольких Облигаций в порядке, установленном прошедшими государственную регистрацию Решением о выпуске ценных бумаг и Проспектом ценных бумаг (далее – "Эмиссионные документы").

Приобретение Облигаций означает заключение приобретателем с Поручителем договора поручительства, по которому Поручитель обязывается перед приобретателем Облигаций отвечать за исполнение Эмитентом его обязательств перед владельцем Облигаций на условиях, установленных Офертой (далее – "Договор поручительства"). Договор поручительства считается заключенным с момента возникновения у первого владельца Облигаций прав на такие Облигации, при этом письменная форма Договора поручительства считается соблюденной.

С переходом прав на Облигацию к ее новому владельцу (приобретателю) переходят права по Договору поручительства, обеспечивающему исполнение обязательств по Облигациям, в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигацию. Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

Обеспечение предоставляется Поручителем в отношении всех выпускаемых Эмитентом документарных неконвертируемых процентных Облигаций на предъявителя серии 07 с обязательным централизованным хранением в количестве 2 000 000 (Двух миллионов) штук номинальной стоимостью 1 000 (Одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2 000 000 000 (Двух миллиардов) рублей, а также суммы, составляющей совокупный купонный доход по 2 000 000 (Двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате номинальной стоимости Облигации при их погашении, а также выплате купонного дохода по Облигациям Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Порядок действий владельцев и/или номинальных держателей Облигаций в случае отказа Эмитента от исполнения своих обязательств по Облигациям настоящего выпуска описаны в п.9.1.2. Проспекта ценных бумаг и п. 9.7. Решения о выпуске ценных бумаг.

Сведения об обеспечении исполнения обязательств по Облигациям выпуска содержатся в п.9.1.2. Проспекта ценных бумаг и п. 12.2. Решения о выпуске ценных бумаг.

Все задолженности Эмитента по Облигациям настоящего выпуска будут юридически равны и в равной степени обязательны к исполнению.

8.3.3 Сведения о выпусках, обязательства эмитента по ценным бумагам которых не исполнены (дефолт).

Обязательства, которые эмитентом не исполнены или исполнены ненадлежащим образом (дефолт) **отсутствуют.**

8.4 Сведения о лице, предоставившем (предоставивших) обеспечение по облигациям.

Поручителем по выпуску облигаций серии 04 является:
Полное фирменное наименование: ***Закрытое акционерное общество «Енисейтелеком»***
Сокращенное фирменное наименование: ***ЗАО «ЕТК»***
Место нахождения: ***Российская Федерация, г. Красноярск, пр. Мира, 102***

Поручителем по выпуску облигаций серии 05, 06 и 07 является:
Полное фирменное наименование: *Закрытое акционерное общество «Байкалвестком»*
Сокращенное наименование: *ЗАО «БВК»*
Место нахождения: *г. Иркутск, ул. 2-я Железнодорожная, 68*

8.5. Условия обеспечения исполнения обязательств по облигациям выпуска.

Серия 04:
Обеспечение предоставлено Поручителем в отношении всех выпущенных Эмитентом документарных неконвертируемых процентных облигаций на предъявителя серии 04 с обязательным централизованным хранением в количестве 2 000 000 (два миллиона) штук номинальной стоимостью 1 000 (одна тысяча) рублей каждая.
Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2 000 000 000 (два миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 2 000 000 (двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате купонного дохода и номинальной стоимости Облигаций при их погашении Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Размер стоимости чистых активов Эмитента на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2003) составлял 9 981 119 000 рублей.

Размер стоимости чистых активов Поручителя на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2003) составлял 627 933 000 рублей.

Размер стоимости чистых активов Поручителя на дату окончания 2 квартала 2007г. составил 3 107 326 000 рублей.

Серия 05:
Обеспечение предоставлено Поручителем в отношении всех выпущенных Эмитентом документарных неконвертируемых процентных облигаций на предъявителя серии 05 с обязательным централизованным хранением в количестве 3 000 000 (три миллиона) штук номинальной стоимостью 1 000 (одна тысяча) рублей каждая.
Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 3 000 000 000 (три миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 3 000 000 (трем миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате купонного дохода и номинальной стоимости Облигаций при их погашении Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Размер стоимости чистых активов Эмитента на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2004) составлял 10 808 201 000 рублей.

Размер стоимости чистых активов Поручителя на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2004) составлял 772 317 000 рублей.

Размер стоимости чистых активов Поручителя на дату окончания 2 квартала 2007г. составил 2 182 538 000 рублей.

Серия 06:
Обеспечение предоставлено Поручителем в отношении всех выпущенных Эмитентом документарных неконвертируемых процентных облигаций на предъявителя серии 06 с обязательным централизованным хранением в количестве 2 000 000 (два миллиона) штук номинальной стоимостью 1 000 (одна тысяча) рублей каждая.
Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2000000

000 (два миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 2000000 (двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате купонного дохода и номинальной стоимости Облигаций при их погашении Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Размер стоимости чистых активов Эмитента на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2004) составлял 10 808 201 000 рублей.

Размер стоимости чистых активов Поручителя на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2004) составлял 772 317 000 рублей.

Размер стоимости чистых активов Поручителя на дату окончания 2 квартала 2007г. составил 2 182 538 000 рублей.

Серия 07:

Обеспечение предоставлено Поручителем в отношении всех выпущенных Эмитентом документарных неконвертируемых процентных облигаций на предъявителя серии 07 с обязательным централизованным хранением в количестве 2 000 000 (два миллиона) штук номинальной стоимостью 1 000 (одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2000000 000 (два миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 2000000 (двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате купонного дохода и номинальной стоимости Облигаций при их погашении Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Размер стоимости чистых активов Эмитента на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2005) составлял 11 209 898 000 рублей.

Размер стоимости чистых активов Поручителя на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2005) составлял 1 312 663 000 рублей.

Размер стоимости чистых активов Поручителя на дату окончания 2 квартала 2007г. составил 2 182 538 000 рублей.

8.6. Сведения об организациях, осуществляющих учет прав на эмиссионные ценные бумаги эмитента.

Лицо, осуществляющее ведение реестра владельцев именных ценных бумаг эмитента:
Наименование: ***Открытое акционерное общество «Объединенная регистрационная компания», ОАО «ОРК»***
Место нахождения: ***Россия, г. Москва, ул. Пятницкая, 70***
Тел./Факс: ***(495) 933-42-21***
Адрес электронной почты: ***ork@ork-reestr.ru***
Номер лицензии: ***10-000-1-00314***
Дата выдачи: ***30.03.2004***
Срок действия: ***без ограничения срока действия***
Орган, выдавший лицензию: ***ФКЦБ России***
Дата, с которой ведение реестра именных ценных бумаг эмитента осуществляется указанным регистратором: ***09.02.1998***

В обращении находятся документарные ценные бумаги с обязательным централизованным хранением (облигации), информация о которых содержится в п. 8.3.2.

Лицо, осуществляющее централизованное хранение облигаций:

Полное наименование: *Некоммерческое партнерство «Национальный депозитарный центр», НДЦ*
Место нахождения: *г. Москва, Средний Кисловский пер., д.1/13, строение 4*

Сведения о лицензии профессионального участника рынка ценных бумаг на осуществление деятельности депозитария на рынке ценных бумаг:
Номер лицензии: *177-03431-000100*
Дата выдачи: *04.12.2000г.*
Срок действия: *без ограничения срока действия*
Орган, выдавший лицензию: *ФКЦБ России*

8.7. Сведения о законодательных актах, регулирующих вопросы импорта и экспорта капитала, которые могут повлиять на выплату дивидендов, процентов и других платежей нерезидентам.

Вопросы импорта и экспорта капитала, которые могут повлиять на выплату дивидендов, процентов и других платежей нерезидентам, регулируются следующими нормативно-правовыми актами (в последних действующих редакциях):

1. *Федеральный Закон от 10.12.2003 N 173-ФЗ «О валютном регулировании и валютном контроле» (с изменениями от 29 июня 2004 г., 18 июля 2005 г., 26 июля, 30 декабря 2006 г., 17 мая 2007 г.).*
2. *Налоговый кодекс Российской Федерации, ч.1, № 146-ФЗ от 31.07.1998.*
3. *Налоговый кодекс Российской Федерации, ч.2, № 117-ФЗ от 05.08.2000.*
4. *Федеральный Закон от 22.04.1996 N 39-ФЗ «О рынке ценных бумаг».*
5. *Федеральный Закон от 09.07.1999 N 160-ФЗ «Об иностранных инвестициях в Российской Федерации» (с изменениями от 21 марта, 25 июля 2002 г., 8 декабря 2003 г., 22 июля 2005 г., 3 июня 2006 г., 26 июня 2007 г.).*
6. *Федеральный Закон от 25.02.1999 N 39-ФЗ «Об инвестиционной деятельности в Российской Федерации, осуществляемой в форме капитальных вложений» (с изменениями от 2 января 2000 г., 22 августа 2004 г., 2 февраля, 18 декабря 2006 г.).*
7. *Федеральный Закон от 10.07.2002 N 86-ФЗ «О Центральном Банке Российской Федерации (Банке России)»АЗ.*
8. *Федеральный Закон от 07.08.2001 N 115-ФЗ «О противодействии легализации (отмыванию) доходов, полученных преступным путем, и финансированию терроризма».*
9. *Международные договоры Российской Федерации по вопросам избежания двойного налогообложения.*

8.8. Описание порядка налогообложения доходов по размещенным и размещаемым эмиссионным ценным бумагам эмитента.

Описание порядка налогообложения доходов по размещенным и размещаемым эмиссионным ценным бумагам эмитента:
Порядок налогообложения юридических лиц

Налогообложение доходов российских организаций

В соответствии с Главой 25 "Налог на прибыль организаций" Налогового Кодекса РФ, российские организации исчисляют и уплачивают налог с доходов от реализации ценных бумаг, с доходов в виде дивидендов, а также с доходов в виде процентов, выплачиваемых по ценным бумагам эмитента.
Налоговая база от реализации ценных бумаг определяется как разница между доходами и расходами, связанными с реализацией (погашением) ценных бумаг.
Доходы налогоплательщика от операций по реализации или иного выбытия ценных бумаг (в том числе погашения) определяются исходя из цены реализации или иного выбытия ценной бумаги, а также суммы накопленного процентного (купонного) дохода, уплаченной покупателем налогоплательщику, и суммы процентного (купонного) дохода, выплаченной налогоплательщику эмитентом. При этом в доход налогоплательщика от реализации или иного выбытия ценных бумаг не включаются суммы процентного (купонного) дохода, ранее учтенные при налогообложении.
Расходы при реализации (или ином выбытии) ценных бумаг, определяются исходя из цены приобретения ценной бумаги (включая расходы на ее приобретение), затрат на ее реализацию, размера, суммы накопленного процентного (купонного) дохода, уплаченной налогоплательщиком продавцу ценной бумаги. При этом в расход не включаются суммы накопленного процентного (купонного) дохода, ранее учтенные при налогообложении.
Проценты, полученные по облигациям, в полной сумме признаются внереализационными доходами (п. 6 ст. 250 НК РФ).
Налоговая ставка устанавливается в размере 24 процента, при этом налог в федеральный бюджет зачисляется по ставке 6,5 процентов; в бюджеты субъектов РФ по ставке 17,5 процентов.
Налог, подлежащий уплате по истечении налогового периода, уплачивается не позднее срока, установленного для подачи налоговых деклараций за соответствующий налоговый период.
Авансовые платежи по итогам отчетного периода уплачиваются не позднее срока, установленного для подачи налоговых деклараций за соответствующий отчетный период.
Ежемесячные авансовые платежи, подлежащие уплате в течение отчетного периода, уплачиваются в срок не позднее 28-го числа каждого месяца этого отчетного периода.
Налоговая база по доходам в виде дивидендов определяется организацией – источником выплаты дивидендов (налоговым агентом) как положительная разница между суммой дивидендов, подлежащих распределению между акционерами в текущем налоговом периоде, уменьшенной на суммы дивидендов, подлежащих выплате налоговым агентом в текущем налоговом периоде, и суммой дивидендов, полученных самим налоговым агентом в текущем отчетном (налоговом) периоде и предыдущем отчетном (налоговом) периоде, если данные суммы дивидендов ранее не участвовали в расчете при определении облагаемого налогом дохода в виде дивидендов.
К налоговой базе по доходам, полученным в виде дивидендов от российской организации, применяется ставка 9%. Налог удерживается эмитентом при выплате дивидендов в пользу российской организации.
Перечисление налога в бюджет производится налоговым агентом в течение 10 дней со дня выплаты дивидендов

Налогообложение доходов иностранных организаций.

Налогообложение иностранной организации зависит от того, осуществляет или не осуществляет она деятельность через постоянное представительство в Российской Федерации.

Налогообложение доходов иностранных организаций, осуществляющих деятельность через постоянное представительство в Российской Федерации.

Иностранные организации, осуществляющие деятельность через постоянное представительство в Российской Федерации исчисляют и уплачивают налог с доходов от реализации ценных бумаг, с доходов в виде дивидендов, а также с доходов в виде процентов, выплачиваемых по ценным бумагам эмитента.

Налоговая база от реализации (гашения) ценных бумаг определяется как разница между доходами и расходами, связанными с реализацией (погашением) ценных бумаг.

Доходы определяются исходя из цены реализации (погашения) ценных бумаг, а также суммы накопленного процентного (купонного) дохода, уплаченной покупателем налогоплательщику, и суммы процентного (купонного) дохода, выплаченной налогоплательщику эмитентом. При этом в доход налогоплательщика от реализации или иного выбытия ценных бумаг не включаются суммы процентного (купонного) дохода, ранее учтенные при налогообложении.

Расходы определяются исходя из цены приобретения (включая расходы на приобретение), затрат на реализацию облигаций, суммы накопленного процентного (купонного) дохода, уплаченной налогоплательщиком продавцу. При этом в расход не включаются суммы накопленного процентного (купонного) дохода, ранее учтенные при налогообложении. Сумма процентного (купонного) дохода (расхода) по облигации определяется исходя из установленной условиями эмиссии доходности и срока действия облигации.

Проценты полученные по облигациям, в полной сумме признаются внереализационными доходами (п. 6 ст. 250 НК РФ).

Налоговая ставка устанавливается в размере 24 процента, при этом налог в федеральный бюджет зачисляется по ставке 6,5 процентов; в бюджеты субъектов РФ по ставке 17,5 процентов.

Налог, подлежащий уплате по истечении налогового периода, уплачивается не позднее срока, установленного для подачи налоговых деклараций за соответствующий налоговый период статьей 289 настоящего Кодекса.

Авансовые платежи по итогам отчетного периода уплачиваются не позднее срока, установленного для подачи налоговых деклараций за соответствующий отчетный период.

Ежемесячные авансовые платежи, подлежащие уплате в течение отчетного периода, уплачиваются в срок не позднее 28-го числа каждого месяца этого отчетного периода.

Налоговая база по доходам в виде дивидендов определяется организацией – источником выплаты дивидендов (налоговым агентом) как положительная разница между суммой дивидендов, подлежащих распределению между акционерами в текущем налоговом периоде, уменьшенной на суммы дивидендов, подлежащих выплате налоговым агентом в текущем налоговом периоде, и суммой дивидендов, полученных самим налоговым агентом в текущем отчетном (налоговом) периоде и предыдущем отчетном (налоговом) периоде, если данные суммы дивидендов ранее не участвовали в расчете при определении облагаемого налогом дохода в виде дивидендов.

К налоговой базе по доходам, полученным в виде дивидендов от российской организации, применяется ставка 9%. Налог удерживается эмитентом при выплате дивидендов.

Перечисление налога в бюджет производится налоговым агентом в течение 10 дней со дня выплаты дивидендов.

Налогообложение доходов иностранных организаций, не осуществляющих деятельность через постоянное представительство в Российской Федерации.

Иностранные организации, не осуществляющие деятельность через постоянное представительство в Российской Федерации исчисляют и уплачивают налог с доходов от реализации ценных бумаг, с доходов в виде дивидендов, а также с доходов в виде процентов, выплачиваемых по ценным бумагам эмитента.

Налоговая база с доходов от реализации (гашения) ценных бумаг определяется российской организацией – источником выплаты. При определении налоговой базы из суммы доходов в установленном порядке могут вычитаться связанные с ними документально подтвержденные расходы.

Налогообложение доходов от реализации (погашения) ценных бумаг, а также с процентного (купонного) дохода по облигациям осуществляется по ставке 20 процентов. При исчислении налога учитываются установленные международными договорами положения об устранении двойного налогообложения.

Сумма налога, удержанного с доходов иностранных организаций перечисляется налоговым агентом

в федеральный бюджет в течение трех дней после дня выплаты денежных средств иностранной организации.
Налог с дохода в виде дивидендов, полученных иностранной организацией от источников в РФ удерживается и уплачивается налоговым агентом, в следующем порядке:
Налоговая база с доходов в виде дивидендов определяется российской организацией – источником выплаты дивидендов (налоговым агентом) как сумма выплачиваемых дивидендов.
Доходы в виде дивидендов облагаются по ставке 15 процентов у источника выплаты. При исчислении налога учитываются установленные международными договорами положения об устранении двойного налогообложения.
Российская организация, выплачивающая дивиденды иностранной организации, выступает налоговым агентом и выплачивает дивиденды за вычетом суммы налога. Перечисление налога в бюджет производится налоговым агентом в течение 10 дней со дня выплаты дивидендов иностранной организации.

Налогообложение доходов физических лиц

Налогообложение доходов физических лиц, являющихся налоговыми резидентами Российской Федерации

Физические лица - налоговые резиденты РФ уплачивают налог с доходов от реализации (погашения) ценных бумаг, с доходов в виде дивидендов, а также с доходов в виде процентов, выплачиваемых по ценным бумагам эмитента.
Налоговая база при реализации ценных бумаг определяется как разница между суммами, полученными от реализации (погашения) ценных бумаг, и расходами на приобретение и реализацию ценных бумаг, фактически произведенными налогоплательщиком и подтвержденными документально.
Налогообложение доходов от реализации (погашения) ценных бумаг, а также с процентного (купонного) дохода по облигациям осуществляется по ставке 13 процентов.
Налоговый агент обязан удержать начисленную сумму налога из доходов налогоплательщика при их фактической выплате. Налоговый агент перечисляет суммы начисленного и удержанного налога не позднее дня, следующего за днем фактического получения налогоплательщиком дохода.
Налоговая база с доходов в виде дивидендов определяется организацией – источником выплаты дивидендов (налоговым агентом) как положительная разница между суммой дивидендов, начисленной акционерам-резидентам РФ, и суммой дивидендов, полученных самим налоговым агентом за отчетный период. Сумма налога, подлежащая удержанию из доходов налогоплательщика, исчисляется налоговым агентом исходя из определенной вышеуказанным способом общей суммы налога и доли налогоплательщика в общей сумме дивидендов. При исчислении налоговой базы налоговые вычеты не применяются.
Доходы в виде дивидендов облагаются по ставке 9 процентов.
Налоговый агент обязан удержать из доходов налогоплательщика при каждой выплате сумму налога и уплатить ее в бюджет. Налоговый агент перечисляет суммы исчисленного и удержанного налога не позднее дня, следующего за днем фактического получения налогоплательщиком дохода.

Налогообложение доходов физических лиц не являющимися налоговыми резидентами, но получающих доходы от источников в Российской Федерации,

Физические лица, не являющиеся налоговыми резидентами РФ, уплачивают налог с доходов от реализации (погашения) ценных бумаг, с доходов в виде дивидендов, а также с доходов в виде процентов, выплачиваемых по ценным бумагам эмитента.
Налоговая база по доходам от реализации (погашения) ценных бумаг определяется источником выплаты (налоговым агентом) как сумма выплаченного дохода без применения налоговых вычетов.
Налоговая ставка устанавливается в размере 30 процентов в отношении всех доходов, получаемых физическими лицами, не являющимися налоговыми резидентами Российской Федерации (п. 3 ст. 224 НК РФ), в том числе и для дивидендов, и для купонного дохода
Налоговый агент обязан удержать из доходов налогоплательщика при каждой выплате сумму налога и уплатить ее в бюджет. Налоговый агент перечисляет суммы исчисленного и удержанного налога не позднее дня, следующего за днем фактического получения налогоплательщиком дохода.

Кроме того, если физическое лицо - получатель дохода от реализации (погашения) ценных бумаг, дивидендов, купонного дохода является резидентом государства, с которым у Российской Федерации имеется действующее соглашение об устранении двойного налогообложения, то применяется порядок налогообложения дивидендов, установленный таким соглашением.

8.9. Сведения об объявленных (начисленных) и о выплаченных дивидендах по акциям эмитента, а также о доходах по облигациям эмитента.

Категория акций	Обыкновенные				
отчетный период (год, квартал), за который выплачиваются (выплачивались) объявленные дивиденды	2002 год	2003 год	2004 год	2005 год	2006 год
Размер объявленных (начисленных) дивидендов в расчете на одну акцию, руб.	*0,00660106*	*0,00858138*	*0,0128721*	*0,013773*	*0,017019*
Размер объявленных (начисленных) дивидендов в совокупности по всем акциям, руб.	*79 287 989*	*103 074 400*	*154 610 764*	*165 433 037*	*204 422 048*
наименование органа управления эмитента, принявшего решение (объявившего) о выплате дивидендов	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров
дата проведения собрания, на котором принято решение о выплате (объявлении) дивидендов	18.06.2003г.	18.06.2004г.	21.06.2005г	19.06.2006г.	25.06.2007г.
дата и номер протокола собрания, на котором принято решение о выплате (объявлении) дивидендов	Протокол № 3 от 25.06.2003г.	Протокол № 1 от 01.07.2004г.	Протокол № 1 от 27.06.2005г	Протокол № 1 от 03.07.2006г.	Протокол № 1 от 09.07.2007г.
срок, отведенный для выплаты объявленных дивидендов	В течение финансового года, начиная с 1.07.2003г.	с 15 июля 2004г. по 15 декабря 2004г.	с 15 июля 2005г. по 15 декабря 2005г.	с 1 августа 2006г. до 15 декабря 2006г.	с 1 августа 2007г. до 15 декабря 2007г.
форма и иные условия выплаты объявленных дивидендов	Денежная форма	Денежная форма	Денежная форма	Денежная форма	Денежная форма
общий размер дивидендов, выплаченных по всем акциям, руб.	*79 138 995*	*101 848 697*	*153 436 879*	*163 176 096*	-
Категория, тип акций	Привилегированные типа А				
отчетный период (год, квартал), за который выплачиваются (выплачивались) объявленные дивиденды	2002 год	2003 год	2004 год	2005 год	2006 год
Размер объявленных (начисленных) дивидендов в расчете на одну акцию, руб.	*0,01190046*	*0,03841305*	*0,0161056*	*0,017792*	*0,031515*
Размер объявленных (начисленных) дивидендов в	*46 511 992*	*150 134 347*	*62 949 013*	*69 538 609*	*123 173 857*

совокупности по всем акциям, руб.					
наименование органа управления эмитента, принявшего решение (объявившего) о выплате дивидендов	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров
дата проведения собрания, на котором принято решение о выплате (объявлении) дивидендов	18.06.2003г.	18.06.2004г.	21.06.2005г	19.06.2006г.	25.06.2007г.
дата и номер протокола собрания, на котором принято решение о выплате (объявлении) дивидендов	Протокол № 3 от 25.06.2003г.	Протокол № 1 от 01.07.2004г.	Протокол № 1 от 27.06.2005г	Протокол № 1 от 03.07.2006г.	Протокол № 1 от 09.07.2007г.
срок, отведенный для выплаты объявленных дивидендов	В течение финансового года, начиная с 1.07.2003г	с 15 июля 2004г. по 15 декабря 2004г.	с 15 июля 2005г. по 15 декабря 2005г.	с 1 августа 2006г. до 15 декабря 2006г.	не позднее 60 дней со дня принятия решения о выплате дивидендов
форма и иные условия выплаты объявленных дивидендов	Денежная форма	Денежная форма	Денежная форма	Денежная форма	Денежная форма
общий размер дивидендов, выплаченных по всем акциям, руб.	***45 528 730***	***142 154 519***	***61 147 055***	***67 028 686***	-

Причиной неполной выплаты дивидендов за рассматриваемые периоды является наличие акционеров, у которых не полностью указаны либо отсутствуют реквизиты для выплаты дивидендов.

За 2002, 2003 г.г. доход по облигациям не выплачивался.

2004 год:
Вид ценных бумаг: ***облигации документарные на предъявителя серии 03***
Государственный регистрационный номер и дата государственной регистрации: ***4-03-00195-А от 27.06.2003г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***19.08.2003г.***
Количество облигаций выпуска: ***1 530 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: ***купон***
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***72,3 руб.***
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***110 619 000 руб.***
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***
Форма выплаты: ***денежная***
Период, за который выплачивался доход:
- за 1-ый купонный период (16.01.2004г.) – в размере 110 619 000 руб.;
- за 2-ой купонный период (16.07.2004г.) – в размере 110 619 000 руб.
Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***221 238 000 руб.***

2005 год:
Вид ценных бумаг: ***облигации документарные на предъявителя серии 03***

Государственный регистрационный номер и дата государственной регистрации: ***4-03-00195-А от 27.06.2003г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***19.08.2003г.***
Количество облигаций выпуска: ***1 530 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: ***купон***
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***72,3 руб.***
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***110 619 000 руб.***
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***
Форма выплаты: ***денежная***
Период, за который выплачивался доход:
- за 3-ий купонный период (14.01.2005г.) – в размере 110 619 000 руб.;
- за 4-ый купонный период (15.07.2005г.) – в размере 110 619 000 руб.;
Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***221 238 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 04***
Государственный регистрационный номер и дата государственной регистрации: ***4-04-00195-А от 13.04.2004г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***02.09.2004 г.***
Количество облигаций выпуска: ***2 000 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: ***купон***
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***62,33 руб.***
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***124 660 000 руб.***
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***
Форма выплаты: ***денежная***
Период, за который выплачивался доход:
- за 1-ый купонный период (06.01.2005г.) – в размере 124 660 000 руб.;
- за 2-ой купонный период (07.07.2005г.) – в размере 124 660 000 руб.;
Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***249 320 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 05***
Государственный регистрационный номер и дата государственной регистрации: ***4-05-00195-А от 12.04.2005г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***02.06.2005г.***
Количество облигаций выпуска: ***3 000 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: ***купон***
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***45,87 руб.***
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***137 610 000 руб.***
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***
Форма выплаты: ***денежная***
Период, за который выплачивался доход:
- ***за 1-ый купонный период (28.10.2005г.) – в размере 137 610 000 руб.***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***137 610 000 руб.***

2006г.:
Вид ценных бумаг: ***облигации документарные на предъявителя серии 03***
Государственный регистрационный номер и дата государственной регистрации: ***4-03-00195-А от 27.06.2003г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***19.08.2003г.***

Количество облигаций выпуска: ***1 530 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: ***купон***
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***72,3 руб.***
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***110 619 000 руб.***
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***
Форма выплаты: ***денежная***
Период, за который выплачивался доход:

- ***за 5-ый купонный период (13.01.2006г.) – в размере 110 619 000 руб.;***
- ***за 6-ой купонный период (14.07.2006г.) – в размере 110 619 000 руб.;***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***221 238 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 04***
Государственный регистрационный номер и дата государственной регистрации: ***4-04-00195-А от 13.04.2004г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***02.09.2004 г.***
Количество облигаций выпуска: ***2 000 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: ***купон***
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***62,33 руб.***
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***124 660 000 руб.***
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***
Форма выплаты: ***денежная***
Период, за который выплачивался доход:

- ***за 3-ий купонный период (10.01.2006г.) – в размере 124 660 000 руб.***
- ***за 4-ый купонный период (06.07.2006г.) – в размере 124 660 000 руб.***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***249 320 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 05***
Государственный регистрационный номер и дата государственной регистрации: ***4-05-00195-А от 12.04.2005г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***02.06.2005г.***
Количество облигаций выпуска: ***3 000 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: ***купон***
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***45,87 руб.***
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***137 610 000 руб.***
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***
Форма выплаты: ***денежная***
Период, за который выплачивался доход:

- ***за 2-ой купонный период (28.04.2006г.) – в размере 137 610 000 руб.***
- ***за 3-й купонный период (27.10.2006г.) – в размере 137 610 000 руб.***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***275 220 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 06***
Государственный регистрационный номер и дата государственной регистрации: ***4-06-00195-А от 12.04.2005г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***03.11.2005г.***
Количество облигаций выпуска: ***2 000 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: ***купон***

Размер дохода, подлежавшего выплате, в расчете на одну облигацию: *39,14 руб.*

Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: *78 280 000 руб.*

Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций, далее оферта***

Форма выплаты: ***денежная***

Период, за который выплачивался доход:

- ***за 1-ый купонный период (23.03.2006г.) – в размере 78 280 000 руб.;***
- ***за 2-ой купонный период (21.09.2006г.) – в размере 78 280 000 руб.;***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***156 560 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 07***

Государственный регистрационный номер и дата государственной регистрации: ***4-07-00195-А от 27.04.2006г.***

Дата государственной регистрации отчета об итогах выпуска облигаций: ***06.07.2006г.***

Количество облигаций выпуска: ***2 000 000 шт.***

Номинальная стоимость одной облигации: ***1 000 руб.***

Вид дохода, выплаченного по облигациям выпуска: ***купон***

Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***43,13 руб.***

Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***86 260 000 руб.***

Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций, далее оферта***

Форма выплаты: ***денежная***

Период, за который выплачивался доход:

- ***за 1-ый купонный период (22.11.2006г.) – в размере 86 260 000 руб.;***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***86 260 000 руб.***

1 полугодие 2007г.:

Вид ценных бумаг: ***облигации документарные на предъявителя серии 04***

Государственный регистрационный номер и дата государственной регистрации: ***4-04-00195-А от 13.04.2004г.***

Дата государственной регистрации отчета об итогах выпуска облигаций: ***02.09.2004 г.***

Количество облигаций выпуска: ***2 000 000 шт.***

Номинальная стоимость одной облигации: ***1 000 руб.***

Вид дохода, выплаченного по облигациям выпуска: ***купон***

Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***62,33 руб.***

Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***124 660 000 руб.***

Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***

Форма выплаты: ***денежная***

Период, за который выплачивался доход:

- ***за 5-ий купонный период (09.01.2007г.) – в размере 124 660 000 руб.***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***124 660 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 05***

Государственный регистрационный номер и дата государственной регистрации: ***4-05-00195-А от 12.04.2005г.***

Дата государственной регистрации отчета об итогах выпуска облигаций: ***02.06.2005г.***

Количество облигаций выпуска: ***3 000 000 шт.***

Номинальная стоимость одной облигации: ***1 000 руб.***

Вид дохода, выплаченного по облигациям выпуска: ***купон***

Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***45,87 руб.***

Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***137 610 000 руб.***

Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***

Форма выплаты: ***денежная***
Период, за который выплачивался доход:
- ***за 4-ой купонный период (27.04.2007г.) – в размере 137 610 000 руб.***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***137 610 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 06***
Государственный регистрационный номер и дата государственной регистрации: ***4-06-00195-А от 12.04.2005г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***03.11.2005г.***
Количество облигаций выпуска: ***2 000 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: ***купон***
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***39,14 руб.***
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***78 280 000 руб.***
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций, далее оферта***
Форма выплаты: ***денежная***
Период, за который выплачивался доход:

- ***за 3-ый купонный период (22.03.2007г.) – в размере 78 280 000 руб.***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***78 280 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 07***
Государственный регистрационный номер и дата государственной регистрации: ***4-07-00195-А от 27.04.2006г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***06.07.2006г.***
Количество облигаций выпуска: ***2 000 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: ***купон***
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***43,13 руб.***
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***86 260 000 руб.***
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций, далее оферта***
Форма выплаты: ***денежная***
Период, за который выплачивался доход:

- ***за 2-ый купонный период (23.05.2007г.) – в размере 86 260 000 руб.;***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***86 260 000 руб.***

8.10. Иные сведения.

Иных сведений нет.

ПРИЛОЖЕНИЕ 1

Бухгалтерская отчетность ОАО «Сибирьтелеком»
за 1 полугодие 2007 год

БУХГАЛТЕРСКИЙ БАЛАНС

			КОДЫ
		Форма № 01 по ОКУД	0710001
на	30 июня 2007 года	Дата (год, месяц, число)	2007.06.30
Организация	ОАО "Сибирьтелеком" (МРК)	по ОКПО	01158832
Идентификационный номер налогоплательщика	5407127828	ИНН	5407127828
Вид деятельности	эл.связь	по ОКВЭД	64.20
Организационно-правовая форма /форма собственности	ОАО	по ОКОПФ/ОКФС	47/16
Единица измерения:	тыс.руб.	по ОКЕИ	384

Адрес: 630099 г.Новосибирск ул. М.Горького,53

Дата утверждения	
Дата отправки (принятия)	

АКТИВ	Пояснения	Код показателя	Код строки	На начало отчетного периода	На конец отчетного периода
1	1а	2	2а	3	4
I. ВНЕОБОРОТНЫЕ АКТИВЫ					
Нематериальные активы		110	110	858	2 047
Основные средства		120	120	22 433 227	21 782 919
Капитальные вложения		130	130	1 316 878	1 949 929
Доходные вложения в материальные ценности		135	135		
Долгосрочные финансовые вложения		140	140	1 111 572	1 007 074
в том числе:					
инвестиции в дочерние общества			141	837 774	838 522
инвестиции в зависимые общества			142	2 553	2 553
инвестиции в другие организации			143	60 974	60 974
прочие долгосрочные финансовые вложения			144	210 271	105 025
Отложенные налоговые активы		145	145	516 443	245 898
Прочие внеоборотные активы		150	150	2 821 611	3 542 587
Итого по разделу I		190	190	28 200 589	28 530 454

АКТИВ	Пояснения	Код показателя	Код строки	На начало отчетного периода	На конец отчетного периода
1	1а	2	2а	3	4
II.ОБОРОТНЫЕ АКТИВЫ					
Запасы		210	**210**	638 821	728 794
в том числе:					
сырье, материалы и другие аналогичные ценности		211	211	462 733	527 085
затраты в незавершенном производстве(издержках обращения)		213	213	91	618
готовая продукция и товары для перепродажи		214	214	24 984	46 907
товары отгруженные		215	215	1 821	1 358
расходы будущих периодов		216	216	149 178	152 812
прочие запасы и затраты		217	217	14	14
Налог на добавленную стоимость по приобретенным ценностям		220	220	513 171	335 907
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты)		230	**230**	91 183	85 087
в том числе:					
покупатели и заказчики		231	231	2 954	3 071
авансы выданные			232		
прочие дебиторы			233	88 229	82 016
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)		240	**240**	2 845 280	3 905 312
в том числе:					
покупатели и заказчики		241	241	2 015 256	2 490 719
авансы выданные			242	312 266	357 361
прочие дебиторы			243	517 758	1 057 232
Краткосрочные финансовые вложения		250	250	118 390	225 895
Денежные средства,		260	260	397 948	585 826
Прочие оборотные активы		270	270	1 202	1 913
Итого по разделу II		290	**290**	4 605 995	5 868 734
БАЛАНС (сумма строк 190+290)		300	**300**	32 806 584	34 399 188

ПАССИВ	Пояснения	Код показателя	Код строки	На начало отчетного периода	На конец отчетного периода
III. КАПИТАЛ И РЕЗЕРВЫ					
Уставный капитал		410	410	2 387 973	2 387 973
Добавочный капитал		420	420	1 804 986	1 766 879
Резервный капитал		430	430	119 399	119 399
Собственные акции, выкупленные у акционеров		411	440		
Нераспределенная прибыль(непокрытый убыток) прошлых лет		470	460	7 789 034	7 499 556
Нераспределенная прибыль (непокрытый убыток) отчетного года		470	470	X	2 069 305
Итого по разделу III		490	490	12 101 392	13 843 112
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА					
Кредиты и займы		510	510	10 027 367	8 150 066
в том числе:					
кредиты			511	3 027 367	4 150 066
займы			512	7 000 000	4 000 000
Отложенные налоговые обязательства		515	515	710 860	785 658
Прочие долгосрочные обязательства		520	520	377 223	179 268
Итого по разделу IV		590	590	11 115 450	9 114 992
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА					
Кредиты и займы		610	610	3 834 529	7 143 713
в том числе:					
кредиты			611	1 598 037	1 910 716
займы			612	2 236 492	5 232 997
Кредиторская задолженность,		620	620	3 908 427	3 188 615
в том числе:					
поставщики и подрядчики		621	621	2 729 774	1 634 064
авансы полученные		625	622	479 627	367 701
задолженность перед персоналом организации		622	623	127 481	249 161
задолженность перед государственными внебюджетными фондами		623	624	99 112	105 489
задолженность по налогам и сборам		624	625	148 731	289 684
прочие кредиторы		625	626	323 702	542 516
Задолженность участникам (учредителям) по выплате доходов		630	630	23 489	349 365
Доходы будущих периодов		640	640	104 182	97 491
Резервы предстоящих расходов		650	650	1 667 425	650 230
Прочие краткосрочные обязательства		660	660	51 690	11 670
Итого по разделу V		690	690	9 589 742	11 441 084
БАЛАНС (сумма строк 490+590+690)		700	700	32 806 584	34 399 188

Справка о наличии ценностей, учитываемых на забалансовых счетах

Наименование показателя	Пояснения	Код показа-теля	Код строки	На начало отчетного периода	На конец отчетного периода
1	1а	2	2а	3	4
Арендованные основные средства		910	901	1 339 129	1 636 442
в том числе по лизингу		911	911	473 546	574 102
Товарно-материальные ценности, принятые на ответственное хранение		920	902	91 134	60 873
Товары, принятые на комиссию		930	903	8 930	14 950
Списанная в убыток задолженность неплатежеспособных дебиторов		940	904	659 995	668 571
Обеспечения обязательств и платежей полученные		950	905	11 157	14 696
Обеспечения обязательств и платежей выданные		960	906	4 605 877	3 634 580
Износ жилищного фонда		970	907	3 143	2 623
Износ объектов внешнего благоустройства и других аналогичных объектов		980	908		
Средства оплаты услуг связи			909	176 677	384 638

Справка о стоимости чистых активов

Наименование показателя	Пояснения	Код показателя	Код строки	На начало отчетного периода	На конец отчетного периода
1	1а	2	2а	3	4
Чистые активы			1000	12 205 574	13 940 603

Руководитель ____________ Н.Н. Рыбаков **Главный бухгалтер**_______ Г.И. Хвощинская
(подпись) (подпись)
(расшифровка подписи) (расшифровка подписи)

"27" июля 2007 г.

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ

			КОДЫ
		Форма № 02 по ОКУД	0710002
за	1 полугодие 2007 года	Дата (год, месяц, число)	2007.06.30
Организация	ОАО "Сибирьтелеком" (МРК)	по ОКПО	01158832
Идентификационный номер налогоплательщика	5407127828	ИНН	5407127828
Вид деятельности	эл.связь	по ОКВЭД	64.20
Организационно-правовая форма /форма собственности	ОАО	по ОКОПФ/ОКФС	47/16
Единица измерения:	тыс.руб.	по ОКЕИ	384

Наименование показателя	Пояснения	Код показа-теля	Код строки	За отчетный период	За аналогичный период прошлого года
1	1а	2	2а	3	4
I. Доходы и расходы по обычным видам деятельности					
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом налога на добавленную стоимость, акцизов и аналогичных обязательных платежей)		010	010	12 866 288	10 756 621
в том числе от продажи: услуг связи			011	12 311 022	10 136 257
Себестоимость проданных товаров, продукции, работ, услуг		020	020	(9 696 748)	(8 135 984)
в том числе: услуг связи			021	(9 384 826)	(7 810 906)
Прибыль (убыток) от продаж (строки 010 -020)		050	**050**	3 169 540	2 620 637
II. ПРОЧИЕ ДОХОДЫ И РАСХОДЫ					
Проценты к получению		060	060	17 839	16 178
Проценты к уплате		070	070	(631 209)	(601 735)
Доходы от участия в других организациях		080	080	686 732	372 002
Прочие доходы		090	090	224 410	466 158
Прочие расходы		100	100	(801 516)	(825 492)
Прибыль (убыток) до налогообложения (стр.050+060-070+080+090-100)		140	**140**	2 665 796	2 047 748
Расходы по налогу на прибыль (строки -151+/-152+/-153-154) **в том числе:**			**150**	(596 491)	(499 896)
отложенные налоговые обязательства		142	151	(74 797)	(5 979)
отложенные налоговые активы		141	152	(270 544)	(150 092)
Текущий налог на прибыль		150	153	(255 762)	(343 825)
доплаты налога на прибыль за предыдущие налоговые (отчетные) периоды		151	154	4 612	
Чистая прибыль (убыток) отчетного периода (строки 140-150)		190	**190**	2 069 305	1 547 852

СПРАВОЧНО Условный расход /доход по налогу на прибыль			201	(639 791)	(491 460)
Постоянные налоговые обязательства		200	202	(176 556)	(121 041)
Постоянные налоговые активы		200	203	219 856	112 605

Наименование показателя	Пояснения	Код показа-теля	Код строки	За отчетный период	За аналогичный период прошлого года
1	1а	2	2а	3	4
Базовая прибыль (убыток) на акцию			301	X	X
Разводненная прибыль (убыток) на акцию			302	X	X

*** Заполняется в годовой бухгалтерской отчетности**

Расшифровка отдельных прибылей и убытков

Наименование показателя	Код показателя	Код строки	За отчетный период		За аналогичный период предыдущего года	
			прибыль	убыток	прибыль	убыток
1	1а	2	3	4	5	6
Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании		401	2 265	(172)	1 779	(326)
Прибыль (убыток) прошлых лет		402	93 411	(158 510)	38 271	(80 841)
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств		403	8 146	(240)	3 539	(183)
Курсовые разницы по операциям в иностранной валюте		404	31 753	(42 827)	14 437	(71 443)
Отчисления в оценочные резервы		405		(11 480)	109 341	(82 197)
Списание дебиторских и кредиторских задолженностей		406	1 286	(237)	1 246	(8 288)

Руководитель __________ Н.Н. Рыбаков **Главный бухгалтер**________ Г.И.Хвощинская
(подпись) (расшифровка подписи) (подпись) (расшифровка подписи)

"27" июля 2007 г.

ПРИЛОЖЕНИЕ 2

Консолидированная финансовая отчетность
по состоянию на 31 декабря 2006.

с Заключением независимых аудиторов

Перевод с оригинала на английском языке

ОАО «Сибирьтелеком»

Консолидированная финансовая отчетность

За год, окончившийся 31 декабря 2006 г.

Содержание

Перевод с оригинала на английском языке

Заключение независимых аудиторов

Совету директоров ОАО «Сибирьтелеком»

Заключение по консолидированной финансовой отчетности

Мы провели аудит прилагаемой консолидированной финансовой отчетности ОАО «Сибирьтелеком» (далее «Компания») и его дочерних обществ (далее именуемых «Группа»), состоящей из консолидированного бухгалтерского баланса по состоянию на 31 декабря 2006 года, консолидированных отчетов о прибылях и убытках, об изменениях собственного капитала и о движении денежных средств за 2006 год, и краткого изложения основных положений учетной политики и других поясняющих примечаний.

Ответственность руководства Компании за подготовку финансовой отчетности

Ответственность за подготовку и достоверное представление указанной консолидированной финансовой отчетности в соответствии с Международными стандартами финансовой отчетности несет руководство Компании. Данная ответственность включает в себя: разработку, внедрение и поддержание системы внутреннего контроля, необходимой для подготовки и достоверного представления финансовой отчетности, не содержащей существенных искажений допущенных вследствие недобросовестных действий или ошибок; выбор и применение надлежащей учетной политики; использование обоснованных применительно к обстоятельствам оценок.

Ответственность аудитора

Наша ответственность заключается в выражении мнения об указанной консолидированной финансовой отчетности на основе проведенного нами аудита. Мы проводили аудит в соответствии с Международными стандартами аудита. Данные стандарты требуют от нас соблюдения применимых этических норм, а также планирования и проведения аудита таким образом, чтобы получить разумную уверенность в том, что финансовая отчетность не содержит существенных искажений.

Аудит включает в себя проведение процедур, направленных на получение аудиторских доказательств, подтверждающих числовые данные и раскрытия, содержащиеся в финансовой отчетности. Выбор процедур является предметом нашего суждения, которое основывается на оценке риска наличия существенных искажений, допущенных вследствие недобросовестных действий или ошибок. В процессе оценки данного риска аудитор рассматривает систему внутреннего контроля, обеспечивающую подготовку и

достоверное представление финансовой отчетности, с целью выбора соответствующих аудиторских процедур, но не с целью выражения мнения об эффективности системы внутреннего контроля. Аудит также включает оценку правомерности применяемых принципов бухгалтерского учета и обоснованности оценочных показателей, рассчитанных руководством, а также оценку представления финансовой отчетности в целом.

Мы полагаем, что полученные в ходе аудита доказательства дают нам достаточные основания для выражения мнения об указанной финансовой отчетности.

Основания для выражения аудиторского мнения с оговоркой

Как указано в примечании 2, на дату перехода на международные стандарты финансовой отчетности (МСФО), 1 января 2003 года, стоимость основных средств была определена руководством Компании, как равная балансовой стоимости основных средств Группы в финансовой отчетности, в соответствии с применявшимися ранее общепринятыми принципами бухгалтерского учета. По нашему мнению, применение данного предположения не соответствует требованиям МСФО 1 «Первое применение Международных стандартов финансовой отчетности» по определению справедливой стоимости основных средств. Эффект данного несоответствия Международным стандартам финансовой отчетности на балансовую стоимость основных средств, амортизацию, налог на прибыль, чистую прибыль и нераспределенную прибыль по состоянию на 31 декабря 2006 года, 31 декабря 2005 года и за 2006 и 2005 годы не был определен.

Аудиторское мнение с оговоркой

По нашему мнению, за исключением результатов корректировок, которые могли быть признаны необходимыми, если бы существовала возможность получения достаточных аудиторских доказательств как изложено в параграфе «Основания для выражения аудиторского мнения с оговоркой», прилагаемая консолидированная финансовая отчетность отражает достоверно во всех существенных отношениях консолидированное финансовое положение Группы по состоянию на 31 декабря 2006 года, а также консолидированные результаты ее деятельности и консолидированное движение денежных средств за 2006 год в соответствии с Международными стандартами финансовой отчетности.

ПОДПИСЬ

ЗАО КПМГ

20 июня 2007 г.

Перевод с оригинала на английском языке

ОАО «Сибирьтелеком»
Консолидированный баланс по состоянию на 31 декабря 2006 г.
(в тысячах российских рублей)

	Прим.	2006г.	2005 г.
АКТИВЫ			
Внеоборотные активы			
Основные средства, нетто	6	37 076 967	31 044 935
Нематериальные активы и деловая репутация, нетто	7	3 287 000	2 323 350
Финансовые вложения в ассоциированные компании, нетто	9	32 093	50 584
Долгосрочные финансовые вложения, нетто	10	17 718	76 599
Долгосрочная дебиторская задолженность и прочие активы	11	74 223	170 276
Долгосрочные авансы выданные, нетто	12	930 525	670 538
Итого внеоборотные активы		**41 418 526**	**34 336 282**
Текущие активы			
Товарно-материальные запасы	13	558 424	538 667
Дебиторская задолженность, нетто	14	2 179 977	1 883 298
Дебиторская задолженность по текущему налогу на прибыль		241 078	34 702
Краткосрочные финансовые вложения	10	118 946	148 197
Прочие текущие активы, нетто	15	1 406 773	2 164 873
Денежные средства и их эквиваленты	16	485 858	533 131
Итого текущие активы		**4 991 056**	**5 302 868**
ИТОГО АКТИВЫ		**46 409 582**	**39 639 150**
КАПИТАЛ И ОБЯЗАТЕЛЬСТВА			
Собственный капитал акционеров материнской компании			
Уставный капитал	18	3 541 131	3 541 131
Нереализованная прибыль по инвестициям, имеющимся в наличии для продажи		86 707	103 403
Нераспределенная прибыль		13 935 690	13 019 750
Итого собственный капитал акционеров материнской компании		**17 563 528**	**16 664 284**
Доля меньшинства		**1 902**	47 853
Итого капитал		**17 565 430**	**16 712 137**
Долгосрочные обязательства			
Долгосрочные кредиты и займы	19	11 364 434	9 290 836
Долгосрочные обязательства по финансовой аренде	20	381 174	570 507
Пенсионные обязательства	23	3 233 619	1 924 179
Долгосрочная кредиторская задолженность по налогам		339	27 311
Доходы будущих периодов		202 613	221 405
Обязательства по отложенному налогу на прибыль	28	1 271 363	1 400 586
Итого долгосрочные обязательства		**16 453 542**	**13 434 824**
Текущие обязательства			
Кредиторская задолженность, начисленные обязательства и авансы полученные	21	6 025 321	3 583 403
Кредиторская задолженность перед ОАО «Ростелеком»		68 818	161 339
Кредиторская задолженность по текущему налогу на прибыль		492	35 930
Кредиторская задолженность по налогам и социальному обеспечению	22	348 309	896 206
Дивиденды к уплате		23 897	37 609
Краткосрочные кредиты и займы	19	890 512	738 555
Доля долгосрочных кредитов и займов, подлежащая погашению в течение года	19	4 595 703	3 727 359
Краткосрочная часть обязательств по договорам финансовой аренды	20	382 070	311 788
Резерв по условным обязательствам		55 488	-
Итого текущие обязательства		**12 390 610**	**9 492 189**
Итого обязательства		**28 844 152**	**22 927 013**
ИТОГО КАПИТАЛ И ОБЯЗАТЕЛЬСТВА		**46 409 582**	**39 639 150**

Прилагаемые примечания являются неотъемлемой частью настоящей консолидированной отчетности

Перевод с оригинала на английском языке

ОАО «Сибирьтелеком»
Консолидированный отчет о прибылях и убытках
за год, окончившийся 31 декабря 2006 г.
(в тысячах российских рублей)

	Прим.	2006 г.	2005 г.
Доходы	24	30 174 647	27 432 139
Заработная плата, прочие выплаты и социальные отчисления		(11 840 103)	(10 310 806)
Резерв под обесценение деловой репутации	7	-	(79 762)
Износ и амортизация	6,7	(3 858 602)	(3 242 230)
Материалы, ремонт и обслуживание, коммунальные услуги		(3 129 347)	(2 776 379)
Налоги, за исключением налога на прибыль		(612 338)	(452 821)
Расходы по услугам операторов связи		(2 333 501)	(3 491 880)
(Расходы) восстановление резерва под обесценение дебиторской задолженности	14	173 825	66 234
Убыток от выбытия и обесценения основных средств		(367 725)	(186 059)
Прочие операционные расходы, нетто	25	(4 695 318)	(3 774 784)
Прибыль от основной деятельности		**3 511 538**	**3 183 652**
Прибыль от участия в ассоциированных компаниях	9	19 866	15 439
Расходы по процентам, нетто	26	(1 320 312)	(1 004 763)
Прибыль от реализации финансовых вложений, нетто	27	45 930	86 052
Прибыль (убыток) от курсовых разниц при пересоценке валют, нетто		72 079	(45 121)
Прочие доходы и расходы, нетто		-	(8 691)
Прибыль до налогообложения		**2 329 101**	**2 226 568**
Налог на прибыль	28	(1 169 642)	(758 505)
Прибыль за отчетный период		**1 159 459**	**1 468 063**
В распределении между:			
Акционерами материнской компании		1 180 780	1 478 605
Долей меньшинства		(21 321)	(10 542)
		1 159 459	**1 468 063**
Прибыль на акцию			
- базовая и разводненная, для прибыли за год, приходящейся на акционеров материнской компании	29	0,07	0,09

Прилагаемые примечания являются неотъемлемой частью настоящей консолидированной отчетности

Перевод с оригинала на английском языке

ОАО «Сибирьтелеком»

Консолидированный отчет о движении денежных средств

за год, окончившийся 31 декабря 2006 г.

(в тысячах российских рублей)

	Прим.	2006 г.	2005 г.
Движение денежных средств от основной деятельности			
Прибыль до налогообложения и доли меньшинства		2 329 101	2 226 568
Корректировки для сопоставления прибыли с денежными средствами, полученными от основной деятельности			
(Прибыль) убыток от курсовых разниц при переоценке валют, нетто		(72 079)	45 121
Износ и амортизация	6,7	3 858 602	3 242 230
Убыток от выбытия основных средств		367 725	186 059
Прибыль от участия в ассоциированных компаниях	9	(19 866)	(15 439)
Прибыль от реализации финансовых вложений	27	(45 930)	(86 052)
Расходы по процентам, нетто	26	1 320 312	1 004 763
Расходы (восстановление) резерва под обесценение дебиторской задолженности	14	(173 825)	(66 234)
Резерв под обесценение ТМЦ		44 130	
Резерв под обесценение деловой репутации	7	–	79 762
Операционная прибыль до изменения в оборотном капитале		7 608 170	6 616 778
Увеличение дебиторской задолженности		(94 402)	(31 616)
Увеличение прочих текущих активов		727 750	(142 403)
Уменьшение (увеличение) товарно-материальных запасов		(32 740)	16 588
Увеличение кредиторской задолженности и начисленных обязательств		1 585 548	802 464
Увеличение (уменьшение) задолженности по налогам, кроме налога на прибыль		(592 739)	(34 392)
Увеличение обязательств по пенсионному обеспечению		1 309 966	1 020 982
Денежные средства от основной деятельности		10 511 553	8 248 401
Проценты уплаченные		(1 746 969)	(1 379 469)
Налог на прибыль уплаченный		(1 577 502)	(1 155 766)
[illegible]тые денежные средства от основной деятельности		7 187 082	5 713 166
[illegible]жение денежных средств от инвестиционной деятельности			
Приобретение основных средств и объектов незавершенного строительства		(9 026 195)	(8 244 560)
Приобретение нематериальных активов		(994 884)	(426 772)
Приобретение и внедрение программного обеспечения Oracle EBS		(104 705)	(138 975)
Приобретение и внедрение программного обеспечения Amdocs Billing Suite		(215 936)	(199 682)
Приобретение дочерних компаний, за вычетом полученных денежных средств		(105 035)	(153 095)
Приобретение финансовых вложений и активов		(9 900)	(66 591)
Продажа финансовых вложений и активов		118 781	325 380
Поступления от реализации основных средств и объектов незавершенного строительства		309 643	41 784
Проценты полученные		27 391	72 274
Дивиденды полученные		2 591	2 340
Чистые денежные средства, использованные в инвестиционной деятельности		(9 998 249)	(8 787 897)
Движение денежных средств от финансовой деятельности			
Получение кредитов и займов		8 566 151	4 393 122
Выплата кредитов и займов		(5 019 831)	(4 793 779)
Поступления от выпуска облигаций		2 000 000	4 939 089
Погашение облигаций		(1 586 160)	(100 000)
Выплата обязательств по финансовой аренде		(392 921)	(368 521)
Выплата обязательств по кредитам поставщиков оборудования		(21 108)	(37 483)
Погашение векселей выданных для приобретения Амдокс			(433 465)
Поступления от выпуска векселей			268 000
Погашение векселей		(531 188)	(450 000)
Поступление прочих долгосрочных обязательств		(1 483)	1 490
Дивиденды уплаченные		(248 684)	(248 618)
Дивиденды уплаченные миноритарным акционерам		(882)	(546)
[illegible]тые денежные средства, использованные в финансовой деятельности		2 763 894	3 169 289
[illegible]яние изменений валютного курса на денежные средства и их эквиваленты		–	–
Увеличение (уменьшение) денежных средств и их эквивалентов		(47 273)	94 558
Денежные средства и их эквиваленты на начало отчетного периода		533 131	438 573
Денежные средства и их эквиваленты на конец отчетного периода		485 858	533 131

Прилагаемые примечания являются неотъемлемой частью настоящей консолидированной отчетности

Перевод с оригинала на английском языке

ОАО «Сибирьтелеком»

Консолидированный отчет о движении собственного капитала за год, окончившийся 31 декабря 2006 г.

(в тысячах российских рублей)

		Приходится на акционеров материнской компании								
		Уставный капитал								
	Прим.	Привилегированные акции	Обыкновенные акции	Нереализованная прибыль по инвестициям, имеющимся в наличии для продажи	Нераспределенная прибыль (до корректировок)	Корректировка ошибок	Нераспределенная прибыль (скорректированная)	Итого	Доля меньшинства	Итого капитал
Остаток на 1 января 2005 г.	2	869 371	2 671 760	12 712	12 114 153	(355 449)	11 758 704	15 312 547	10 635	15 323 182
Прибыль за отчетный период		-	-	-	1 625 786	(147 181)	1 478 605	1 478 605	(10 542)	1 468 063
Нереализованная прибыль по инвестициям, имеющимся в наличии для продажи		-	-	90 691	-	-	-	90 691	-	90 691
Всего признанные прибыли и убытки								1 569 296	(10 542)	1 558 754
Дивиденды, объявленные миноритарным акционерам дочерних компаний		-	-	-	-	-	-	-	(546)	(546)
Дивиденды объявленные акционерам материнской компании		-	-	-	(217 559)	-	(217 559)	(217 559)	-	(217 559)
Доля меньшинства приобретенных дочерних компаний		-	-	-	-	-	-	-	48 306	48 306
Остаток на 31 декабря 2005 г.	2	869 371	2 671 760	103 403	13 522 380	(502 630)	13 019 750	16 664 284	47 853	16 712 137
Прибыль за отчетный период		-	-	-	1 180 780	-	1 180 780	1 180 780	(21 321)	1 159 459
Нереализованная прибыль по инвестициям, имеющимся в наличии для продажи		-	-	51 253	-	-	-	51 253	-	51 253
Реализованная прибыль по выбывшим инвестициям		-	-	(67 949)	-	-	-	(67 949)	-	(67 949)
Всего признанные прибыли и убытки								1 164 084	(21 321)	1 142 763
Дивиденды объявленные акционерам материнской компании	30	-	-	-	(234 972)	-	(234 972)	(234 972)	-	(234 972)
Дивиденды, объявленные миноритарным акционерам дочерних компаний		-	-	-	-	-	-	-	(882)	(882)
Приобретение доли участия миноритарных акционеров		-	-	-	(29 868)	-	(29 868)	(29 868)	(23 748)	(53 616)
Остаток на 31 декабря 2006 г.		869 371	2 671 760	86 707	14 438 320	(502 630)	13 935 690	17 563 528	1 902	17 565 430

Прилагаемые примечания являются неотъемлемой частью настоящей консолидированной отчетности

1. Общая информация

Подтверждение

Консолидированная финансовая отчетность ОАО «Сибирьтелеком» и его дочерних компаний (далее - «Компания») за год, окончившийся 31 декабря 2006 г., была разрешена к выпуску в соответствии с решением Генерального директора и Главного бухгалтера от 20 июня 2007 года.

Компания

Материнская компания ОАО «Сибирьтелеком» представляет собой открытое акционерное общество, зарегистрированное в соответствии с законодательством Российской Федерации.

Официальный адрес Компании: Россия, 630099, г. Новосибирск, ул. Максима Горького, 53.

Компания предоставляет услуги телефонной связи (включая услуги городской связи), телеграфа, передачи данных, предоставления в аренду линий связи и, беспроводной связи на территории 11 регионов Российской Федерации.

ОАО «Связьинвест» владеет 50,67% голосующих акций Компании по состоянию на 31 декабря 2006 г. и является материнской компанией ОАО «Сибирьтелеком». ОАО «Связьинвест» контролируется Правительством Российской Федерации (Примечание 33).

Информация об основных дочерних компаниях представлена в Примечании 8. Все дочерние компании зарегистрированы в соответствии с законодательством Российской Федерации.

Представление финансовой отчетности

Финансовая отчетность ОАО «Сибирьтелеком» и ее дочерних и зависимых компаний, на основе которых подготовлена настоящая консолидированная финансовая отчетность, составляется на основе единой учетной политики.

Функциональной валютой и валютой представления отчетности Компании является Российский рубль, государственная валюта Российской Федерации.

Консолидированная финансовая отчетность Компании представлена в тысячах рублей (тыс. рублей) Российской Федерации.

Тарифообразование

В целом по Компании увеличение тарифов на услуги местной связи в 2005 и 2006 гг. составило:

	ГТС, %		СТС, %	
Группа клиентов	**2006 г.**	**2005 г.**	**2006 г.**	**2005 г.**
Население	10,9	16,8	11,2	17,3
Бюджетные организации	8,6	15,0	9,9	15,2
Коммерческие организации	8,6	15,0	9,9	15,2

2. Основа подготовки финансовой отчетности

Ликвидность и финансовые ресурсы

По состоянию на 31 декабря 2006 г. текущие обязательства Компании превышали её оборотные средства на 7 399 554 (на 31 декабря 2005 г. – 4 189 321). В связи с этим ситуация с поддержанием ликвидности Компании и наличием достаточных источников финансирования в значительной мере остается неопределенной.

До настоящего момента для финансирования развития своих сетей связи Компания привлекала заемные средства, как на краткосрочной, так и на долгосрочной основе. Финансирование преимущественно поступало в виде банковских кредитов, облигационных займов, а также коммерческих кредитов поставщиков оборудования и финансового лизинга.

Руководство Компании считает, что при необходимости сроки реализации некоторых проектов можно перенести на более поздний период или их масштабы могут быть сокращены в соответствии с потребностями финансирования текущей деятельности Компании.

В 2007 году Компания предполагает поступление финансовых средств из следующих источников: а) денежные поступления от основной деятельности; б) финансовые ресурсы отечественных и международных кредитных учреждений. Кроме того, руководство Компании полагает, что оно сможет переносить сроки оплаты по некоторым текущим операциям в случае недостаточности оборотного капитала.

Данная финансовая отчетность подготовлена с использованием допущения о продолжении деятельности Компании в обозримом будущем, что предполагает реализацию активов и погашение обязательств в ходе нормальной хозяйственной деятельности. Соответственно, корректировка балансовой стоимости и классификации статей актива с целью их отражения по реально возмещаемой величине, которая была бы необходима в случае невозможности продолжения нормальной деятельности Компании или реализации Компанией своих активов в порядке, не соответствующем условиям ведения нормальной хозяйственной деятельности, в настоящей финансовой отчетности не производилась.

Принципы ведения бухгалтерского учета

Настоящая финансовая отчетность подготовлена и представлена в соответствии с Международными стандартами финансовой отчетности (МСФО).

Настоящая финансовая отчетность составляется на основе данных бухгалтерского учета и бухгалтерской отчетности, ведение и составление которых осуществляется в соответствии с системой регулирования бухгалтерского учета, установленного законодательством Российской Федерации, посредством дополнительной корректировки и перегруппировки данных бухгалтерского учета, необходимых для отражения финансового положения, результатов деятельности и движения денежных средств в соответствии с требованиями МСФО.

Данная консолидированная финансовая отчетность была подготовлена исходя из принципа исторической стоимости за исключением ситуаций, описанных в нижеследующей учетной политике.

Принципы ведения бухгалтерского учета (продолжение)

Компания перешла на МСФО по состоянию 1 января 2003 года, используя положения МСФО 1 «Первое применение Международных стандартов финансовой отчетности впервые».
Компания применила исключение, разрешенное МСФО 1, позволяющее организации оценивать основные средства на дату перехода на МСФО по справедливой стоимости и использовать эту справедливую стоимость в качестве фактической стоимости основных средств. Компания также применила исключение, разрешенное МСФО 1, позволяющее организации признавать все актуарные прибыли и убытки на дату перехода на МСФО, даже если она использует подход «коридора» для более поздней из дат, за которую представлена отчетность.

Руководство предполагает, что балансовая стоимость всех основных средств Компании на дату перехода на МСФО была приблизительно сравнима с их справедливой стоимостью, но, тем не менее, намеревается привлечь независимого оценщика с целью подтверждения этой справедливой стоимости и, соответственно, балансовая стоимость основных средств может быть скорректирована. Компания планирует провести оценку.

Применяемая учетная политика соответствует той, которая использовалась в предыдущем финансовом году, за исключением применения Группой новых/пересмотренных стандартов, обязательных к применению в отношении годовых периодов, начинающихся с 1 января 2006 г. или после этой даты.

Изменения в учетной политике связаны с применением следующих новых или пересмотренных стандартов:

МСФО (IAS) 19 (в редакции 2005 года) "Вознаграждения сотрудникам";
МСФО (IAS) 21 (в редакции 2005 года) "Влияние изменения валютных курсов";
МСФО (IAS) 39 (в редакции 2005 года) "Финансовые инструменты: признание и оценка";
Интерпретация № 4 Комитета по интерпретациям МСФО "Как определить, имеет ли сделка признаки аренды";

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Ниже рассматриваются основные аспекты влияния указанных изменений в учетной политике.

МСФО (IAS) 19 (в редакции 2005 года) "Вознаграждения сотрудникам"

На 1 января 2006 года Компанией были приняты поправки к МСФО (IAS) 19. В результате, Компания осуществляет дополнительное раскрытие информации, включая сведения о тенденциях в части активов и обязательств по пенсионным планам с установленными выплатами и допущениях, принятых в отношении компонентов затрат по пенсионному плану с установленными выплатами. Указанное изменение привело к дополнительному раскрытию информации за годы по 31 декабря 2006 и 2005 годов, однако, не повлияло на признание или оценку активов и обязательств, поскольку Компания приняла решение не использовать новую предусмотренную стандартом возможность признания актуарных прибылей и убытков вне отчета о прибылях и убытках.

МСФО (IAS) 39 "Финансовые инструменты: признание и оценка"

Поправки к МСФО (IAS) 39, внесенные в 2005 году, включали следующее:
Требование учитывать финансовые гарантии, выданные компанией;

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- разрешение классифицировать валютные риски, связанные с высоковероятными внутригрупповыми прогнозными операциями, в качестве хеджируемой статьи при хеджировании денежных потоков в случае, если указанная операция номинирована в валюте, отличной от функциональной валюты организации, осуществляющей транзакцию, а также если валютные риски оказывают влияние на консолидированную прибыль или убыток;
- введение ограничения на использование возможности отнесения любого финансового актива или финансового обязательства в категорию переоцениваемых по справедливой стоимости через прибыль и убыток.

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Указанные поправки не оказали существенного влияния на финансовую отчетность Компании.

Интерпретация № 4 Комитета по интерпретациям МСФО " Как определить, имеет ли сделка признаки аренды "

Интерпретация № 4 Комитета по интерпретациям МСФО дает методические указания в отношении того, в каких случаях договор представляет собой или содержит условия аренды, которые должны учитываться в соответствии с МСФО (IAS) 17, если указанные условия договора включают в себя операцию или серию операций, не имеющих юридической формы аренды, но предоставляющих право на использование актива в обмен на платеж или серию платежей.

Принятие настоящей Интерпретации с 1 января 2006 года не оказало существенного влияния на финансовую отчетность Компании за 2006 и 2005 года.

Утвержденные, но не вступившие в силу Стандарты и Интерпретации МСФО

Компания не применяла следующие МСФО и Интерпретации IFRIC, которые были выпущены, но еще не вступили в силу:

- МСФО (IFRS) 7 "Финансовые инструменты: раскрытие информации";
- МСФО (IFRS) 8 “Операционные сегменты”;
- МСФО (IAS) 1 (в редакции 2005 года) "Представление финансовой отчетности – раскрытие информации о капитале";
- Интерпретация № 9 Комитета по интерпретациям МСФО "Повторный анализ встроенных производных финансовых инструментов";
- Интерпретация № 10 Комитета по интерпретациям МСФО "Промежуточная финансовая отчетность и обесценение";
- Интерпретация № 11 Комитета по интерпретациям МСФО «Операции с акциями группы и собственными акциями, выкупленными у акционеров»

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МСФО (IFRS) 7 "Финансовые инструменты: раскрытие информации" заменяет собой требования к раскрытию информации, содержащиеся в МСФО (IAS) 32. Данный стандарт должен применяться к годовым отчетным периодам, начинающимся 1 января 2007 года или после этой даты.

МСФО (IFRS 8) "Операционные сегменты", который должен применяться к годовым отчетным периодам, начинающимся 1 января 2009 года или после этой даты; в соответствии с данным стандартом операционные сегменты определяются в соответствии с суждениями руководства.

Поправка к МСФО (IAS) 1 "Представление финансовой отчетности – раскрытие информации о капитале" требует раскрытия целей, политики и процедур организации по управлению капиталом.

Указанные положения должны применяться к отчетным периодам, начинающимся 1 января 2007 года или после этой даты.

Интерпретация № 9 Комитета по интерпретациям МСФО разъясняет, что организация обязана оценить, требуется ли выделить встроенный производный инструмент в основном договоре и учитывать его как производный инструмент, когда организация впервые становится участвующей стороной по основному договору. Последующая переоценка запрещается, за исключением тех случаев, когда в условия договора вносятся изменения, которые в значительной мере сказываются на объемах денежных потоков, которые бы в противном случае потребовались по условиям договора. В подобных ситуациях требуется переоценка. Организации обязаны применять Интерпретацию № 9 к годовым отчетным периодам, начинающимся 1 июня 2006 года или после этой даты.

При применении Интерпретации № 10 Комитета по интерпретациям МСФО, организации не должны восстанавливать убыток от обесценения, признанный в предыдущем промежуточном периоде в отношении деловой репутации или инвестиции в долевой инструмент или финансовый актив, учитываемых по фактической стоимости. Организации обязаны применять Интерпретацию № 10 к годовым отчетным периодам, начинающимся 1 ноября 2006 года или после этой даты

По мнению Компании, применение перечисленных выше положений не повлияет существенно на финансовую отчетность компании, за исключением следующего:

Принятие МСФО (IFRS) 7 окажет существенное влияние на раскрытие информации, касающейся финансовых инструментов, представленной в примечаниях к финансовой отчетности;

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МСФО (IFRS) 8 «Операционные сегменты», вступающей в силу для периодов , начинающихся с 1 января 2009 года и позже, вводит «управленческий подход» к сегментной отчетности.

Исправление ошибок и переклассификации

В 2005 году Компания рассчитала и отразила обязательства по пенсионным планам с установленными выплатами в соответствии с МСБУ 19 «Вознаграждения работников». В 2006 компания привлекла независимого актуария для осуществления актуарной оценки пенсионных обязательств по состоянию на 31 декабря 2006 г. и отразила результаты этой оценки в данной финансовой отчетности.
Дополнительно, в результате актуарной оценки, проведенной по состоянию на 31 декабря 2006 года, было установлено, что требуется исправление сравнительных показателей на 31 декабря 2004 и 2005 годов, что было отражено в данной финансовой отчетности.

В 2006 году Компания установила, что текущая стоимость некоторых лицензий, отраженных в составе нематериальных активов, была некорректно определена на дату перехода на МСФО. В результате текущая стоимость лицензий была завышена, что было исправлено в 2006 году как корректировка прошлых лет.

	До корректировок	Эффект корректировок	С учетом корректировок		Описание корректировок
Консолидированный баланс по состоянию на 31 декабря 2005 г.					
Нематериальные активы и деловая репутация, нетто	2 725 783	(402 433)	2 323 350	1	Эффект изменения нематериальных активов на 31 декабря 2005г.
Пенсионные обязательства	1 665 259	258 920	1 924 179	2	Эффект отражения пенсионных обязательств на 31 декабря 2005 г.
Обязательства по отложенному налогу на прибыль	1 559 309	(158 723)	1 400 586	3	Эффект изменения пунктов 1 и 2 на обязательства по отложенному налогу на 31 декабря 2005 года
Нераспределенная прибыль	13 522 380	(502 630)	13 019 750	4	Эффект пунктов 5,6,7,8 и 9 на нераспределенную прибыль на 31 декабря 2005 года
Консолидированный отчет о прибылях и убытках за год, окончившийся 31декабря 2005 г.					
Заработная плата, прочие выплаты и социальные отчисления	(10 058 219)	(252 587)	(10 310 806)	5	Эффект отражения изменения расходов по пенсионным планам за 2005 год
Износ и амортизация	(3 299 837)	57 607	(3 242 230)	6	Эффект изменения амортизации нематериальных активов
Прочие операционные расходы	(3 642 640)	(515)	(3 643 155)	7	Эффект отражения изменения расходов по пенсионным планам за 2005 год
Налог на прибыль	(806 819)	48 314	(758 505)	8	Эффект пунктов 5 и 6 на расходы по отложенному налогу на прибыль за 2005 год
Консолидированный отчет о движении собственного капитала за год, окончившийся 31 декабря 2004 г.					
Нераспределенная прибыль по состоянию на 31 декабря 2004 г.	12 114 153	(355 449)	11 758 704	9	Эффект отражения пенсионных обязательств на 31 декабря 2004 г. в сумме 5 964; эффект изменения нематериальных активов на 31 декабря 2004 г в сумме 349 485

В связи с изменением формата представления финансовой отчетности в 2006 году, Компания также осуществила переклассификацию следующих показателей, представленных в финансовой отчетности:

	До реклассификаций	Эффект реклассификаций	С учетом реклассификаций	Описание реклассификаций
Консолидированный баланс по состоянию на 31 декабря 2005 г.				
Долгосрочная дебиторская задолженность и прочие активы	85 805	84 471	170 276	Реклассификация долгосрочного налога на добавленную стоимость из прочих текущих активов
Дебиторская задолженность, нетто	1 853 126	30 172	1 883 298	Реклассификация дебиторской задолженности дилерам из прочих текущих активов
Прочие текущие активы, нетто	2 279 516	(114 643)	2 164 873	Реклассификация долгосрочного налога на добавленную стоимость в долгосрочную дебиторскую задолженность – 84471; реклассификация дебиторской задолженности дилерам в дебиторскую задолженность – 30172.
Консолидированный отчет о прибылях и убытках за год, окончившийся 31 декабря 2005 г.				
Расходы по услугам операторов связи	(3623 509)	131 629	(3 491 880)	Реклассификация расходов по «РТКомм.ру» в прочие операционные расходы
Прочие операционные расходы	(3 643 155)	(131 629)	(3 774 784)	Реклассификация расходов по «РТКомм.ру» из расходов по услугам операторов связи

3. Основные положения учетной политики

3.1 Порядок составления консолидированной финансовой отчетности

Консолидированная финансовая отчетность представляет собой финансовую отчетность Компании, т.е. материнской компании и всех ее дочерних компаний, составленную как если бы группа была индивидуальной хозяйственной единицей.

Дочерние компании

Дочерняя компания представляет собой организацию, в отношении которой Компания прямо или косвенно осуществляет контроль. Контроль представляет собой право осуществлять управление финансовой и операционной деятельностью организации в целях получения выгод от ее деятельности и, как правило, связан с владением материнской компанией более 50 процентами голосующих акций. В консолидированную финансовую отчетность Компании включаются данные финансовой отчетности всех дочерних компаний. Их включение в консолидированную финансовую отчетность осуществляется, начиная с даты приобретения контроля, и прекращается, начиная с даты потери Компанией контроля над их деятельностью.

Все операции между материнской и/или дочерними компаниями, а также нереализованная прибыль и сальдо по расчетам по этим операциям подлежат исключению.

Нереализованные убытки также исключаются, кроме тех случаев, когда соответствующая операция свидетельствует о снижении стоимости переданного актива. При необходимости в учетную политику дочерних компаний вносятся изменения для приведения ее в соответствие с учетной политикой Компании.

Приобретение дочерних компаний

Приобретение Компанией дочерних компаний отражается по методу покупки. Идентифицируемые активы, обязательства и условные обязательства приобретаемой компании учитываются по их справедливой стоимости на дату приобретения, независимо от наличия и размера доли меньшинства.

Превышение стоимости приобретения над справедливой стоимостью доли Компании в идентифицируемых чистых активах отражается как деловая репутация. В случае если стоимость приобретения меньше справедливой стоимости доли Компании в идентифицируемых чистых активах приобретенной дочерней компании, разница отражается непосредственно в отчете о прибылях и убытках.

Увеличение доли меньшинства в дочерних компаниях

Разница между стоимостью приобретения и балансовой стоимостью дополнительной приобретаемой доли в чистых активах дочерней компании отражается в разделе собственные средства акционеров на дату транзакции как приобретение доли меньшинства и относится на уменьшение нераспределенной прибыли и резервов.

3.2 Ассоциированные компании

Ассоциированные компании - это компании, в которых Компания, как правило, владеет от 20 % до 50 % голосующих акций, или на деятельность которых Компания имеет иную возможность оказывать существенное влияние, но которые при этом не находятся под контролем Компании или под совместным контролем Компании и других сторон. Вложения в ассоциированные компании учитываются по методу долевого участия и первоначально отражаются по стоимости приобретения, включающей деловую репутацию.
Последующие изменения в балансовой стоимости отражают изменения доли Компании в чистых активах ассоциированной компании, произошедшие после приобретения. Доля Компании в прибылях и убытках ассоциированных компаний отражается в отчете о прибылях и убытках, а ее доля в изменении резервов относится на собственные средства акционеров. Однако, если доля Компании в убытках ассоциированной компании равна или превышает ее долю участия в ассоциированной компании, Компания не признает дальнейших убытков, за исключением случаев, когда Компания обязана осуществлять платежи ассоциированной компании или от ее имени.

Нереализованная прибыль по операциям между Компанией и ее ассоциированными компаниями исключается в части, соответствующей доле Компании в ассоциированных компаниях; нереализованные убытки также исключаются, кроме тех случаев, когда соответствующая операция свидетельствует о снижении стоимости переданного актива.

3.3 Инвестиции

Группа классифицирует свои инвестиции в следующие категории: «займы и дебиторская задолженность» и «инвестиции (финансовые вложения), имеющиеся в наличии для продажи». Первоначально инвестиции оцениваются по справедливой стоимости.

В случае если инвестиции не классифицируются как «финансовые активы по справедливой стоимости через прибыль или убыток», то при отражении в отчетности к их справедливой стоимости прибавляются непосредственно связанные с ними затраты по сделке. При первоначальном отражении в учете инвестиций Компания присваивает им соответствующую категорию. Все операции по покупке и продаже инвестиций признаются на дату расчетов, т.е. на дату осуществления поставки актива покупателю. Непроизводные финансовые активы с фиксированным или поддающимся определению размером платежей и фиксированным сроком погашения классифицируются в качестве удерживаемых до погашения в случае, если Компания намерена и способна удерживать их до срока погашения. В течение отчетного периода Компания не имела инвестиций данной категории. Займы и дебиторская задолженность представляет собой непроизводные финансовые активы с фиксированными или определяемыми платежами, не котируемые на активном рынке, за исключением:

(а) активов, которые Компания намеревается продать немедленно или в ближайшем будущем, которые должны быть классифицированы как «предназначенные для торговли», и которые Компания при первоначальном признании классифицирует как «активы по первоначальной стоимости через прибыль или убыток»;

(б) активов, классифицированных Компанией при первоначальном признании как «имеющиеся в наличии для продажи»; или

(в) активов, по которым владелец может не возместить большую часть своих первоначальных инвестиций, за исключением случаев, когда это происходит из-за ухудшения кредитоспособности, и которые должны быть классифицированы как «имеющиеся в наличии для продажи».

Такие активы отражаются по амортизированной стоимости с использованием метода эффективной ставки процента. Прибыли и убытки по таким активам отражаются в отчете о прибылях и убытках в момент прекращения признания или в случае обесценения таких активов, а также путем амортизации.

Инвестиции, имеющиеся в наличии для продажи, представляют собой непроизводные финансовые активы, классифицируемые в качестве имеющихся в наличии для продажи и не включенные в любую из других категорий. После первоначального отражения в учете инвестиции, имеющиеся в наличии для продажи, оцениваются по справедливой стоимости, при этом прибыли и убытки отражаются в качестве отдельного компонента в составе капитала до момента прекращения признания или обесценения инвестиции. В этом случае совокупная прибыль или убыток, ранее отраженные в составе капитала, включаются в отчет о прибылях и убытках. Восстановление убытков от обесценения, связанных с долевыми инструментами, не отражается в отчете о прибылях и убытках. Убытки от обесценения, связанные с долговыми инструментами, восстанавливаются через прибыли или убытки, в случае если увеличение справедливой стоимости инструмента может быть объективно связано с событиями, произошедшим после признания убытка от обесценения в отчете о прибылях и убытках.

Справедливая стоимость инвестиций, активно обращающихся на организованных финансовых рынках, определяется по рыночным котировкам на покупку на момент окончания торгов на отчетную дату.

Справедливая стоимость инвестиций, не имеющих активного обращения на рынке, определятся с использованием методов оценки, в том числе по аналогии с последними по времени сделками, заключенными на рыночных условиях, а также оценки на основании текущей рыночной стоимости финансового инструмента, практически идентичного рассматриваемому инструменту, или на основании анализа дисконтированных денежных потоков.

3.4 Учет изменений в учетной политике, бухгалтерских оценках, исправления ошибок

Изменение учетной политики
Компания осуществляет учет влияния изменения учетной политики, обусловленного применением впервые Стандарта или Интерпретации МСФО, в соответствии со специальными переходными положениями, если таковые имеются, предусмотренными в таком Стандарте или Интерпретации.

Изменения в бухгалтерских оценках
Влияние изменения в бухгалтерских оценках подлежит перспективному признанию в прибыли или убытке того периода, в котором произошло изменение, при влиянии изменения в бухгалтерских оценках исключительно на указанный период, либо периода изменения в бухгалтерских оценках и последующих по отношению к нему периодах, при влиянии изменения в бухгалтерских оценках на совокупность указанных периодов.

Ошибки прошлых периодов
Ошибки прошлых периодов подлежат исправлению посредством ретроспективного исправления, за исключением случаев, когда не представляется возможным определить влияние таких ошибок прошлых периодов на данные финансовой отчетности в разрезе отдельных прошлых периодов, представленных в финансовой отчетности, или совокупное влияние таких ошибок прошлых периодов.

3.5 Операции в иностранной валюте

Валютой измерения хозяйственных операций и валютой отчетности Компании является государственная валюта Российской Федерации, российский рубль. Операции в иностранных валютах первоначально отражаются в валюте отчетности по курсу на дату операции. Монетарные активы и обязательства, выраженные в иностранных валютах, пересчитываются в валюту отчетности по курсу на отчетную дату. Разницы, возникающие при пересчете, отражаются в консолидированном отчете о прибылях и убытках как прибыли (убытки) от курсовых разниц. Немонетарные статьи, отражаемые по исторической стоимости в иностранной валюте, пересчитываются по курсу на дату операции.

Сделки, совершаемые в рублях, тогда как соответствующие активы и обязательства выражены в иностранных валютах (или условных единицах), отражаются в финансовой отчетности Компании так же, как сделки, выраженные в иностранных валютах.

Курсы валют по состоянию на 31 декабря 2006 и 2005 гг. приведены в следующей таблице:

Курсы на 31 декабря	2006 г.	2005 г.
Рублей за Доллар США	**26,33**	**28,78**
Рублей за Евро	**34,70**	**34,19**

3.6. Основные средства

3.6.1. Первоначальное признание

Основные средства отражены по стоимости приобретения или строительства, не включая затраты на текущее обслуживание, за вычетом накопленного износа и накопленного обесценения. Для основных средств, приобретенных до 1 января 2003 г., справедливая стоимость на 1 января 2003 г. использована в качестве фактической стоимости (см. Примечание 2) в соответствии с исключением, предусмотренным МСФО 1. Балансовая стоимость включает в себя затраты, связанные с заменой установок и оборудования, если они отвечают критериям признания. На каждую отчетную дату руководство Группы определяет наличие признаков обесценения основных средств. Если выявлен хотя бы один такой признак, руководство компаний Группы оценивает возмещаемую стоимость, которая определяется как наибольшая из двух величин: справедливой стоимости актива за вычетом затрат по реализации, с одной стороны, и стоимости от использования, с другой стороны. Балансовая стоимость актива уменьшается до возмещаемой суммы, а разница отражается в качестве расхода (убыток от обесценения) в отчете о прибылях и убытках. Убыток от обесценения актива, признанный в прошлые отчетные периоды, сторнируется, если произошло изменение оценок, использованных при определении возмещаемой суммы.

Расходы на ремонт и техобслуживание относятся на затраты по мере их осуществления. Затраты на реконструкцию и модернизацию капитализируются, а замененные объекты списываются. Доход или убыток от списания активов относится на финансовые результаты по мере списания.

Затраты на проведение крупномасштабных инспекций отражаются в составе балансовой стоимости основных средств, если они отвечают критериям признания.

Проценты по займам, полученным для финансирования строительства основных средств, капитализируются в составе стоимости объекта основных средств в течение периода, необходимого для завершения строительства и подготовки объекта для предполагаемого использования. Прочие расходы по займам отражаются в отчете о прибылях и убытках.

3.6.2 Износ и срок полезного использования основных средств

Износ по объектам основных средств рассчитывается линейным методом с момента, когда активы готовы к использованию, в течение сроков полезного использования, представленных ниже:

	Годы
Здания	50 лет
Сооружения	20 лет
Аналоговые коммутаторы	20 лет
Цифровые коммутаторы	15 лет
Прочее оборудование сети	10 лет
Транспортные средства	5 лет
Компьютеры, офисное и прочее оборудование	3 года
Земельные участки	не амортизируются

Остаточная стоимость, срок полезного использования и методы амортизации пересматриваются на ежегодной основе и корректируются в случае необходимости на каждую отчетную дату.

Начисление износа по объектам основных средств начинается с момента готовности объекта к использованию, т.е. момента, когда актив находится в местоположении и состоянии, которые необходимы для того, чтобы он мог функционировать так, как запланировало руководство. Начисление износа по объекту основных средств прекращается с наиболее ранней из дат: момента признания актива как «предназначенный для продажи» (либо с момента включения актива в отчуждаемую группу, классифицированную как «предназначенная для продажи») в соответствии с МСФО 5 и момента списания актива.

Износ, начисленный в отчетном периоде по объектам основных средств, отражается в отчете о прибылях и убытках, за исключением случаев, когда износ объектов основных средств включается в состав стоимости объектов незавершенного строительства, созданных с использованием таких объектов основных средств.

Срок действия операционных лицензий Компании существенно короче, чем сроки полезного использования основных средств, используемые при расчете амортизации. На основании положений законодательства, регламентирующего лицензионную деятельность, и своего прошлого опыта, Руководство считает, что операционные лицензии будут продлены без существенных затрат средств, что позволит Компании реализовать стоимость основных средств в ходе нормальной хозяйственной деятельности.

3.6.3 Незавершенное строительство

Незавершенное строительство представляет собой объекты, находящиеся в процессе строительства или прочего приведения в местоположение и состояние, необходимые эксплуатации объектов основных средств в соответствии с намерениями руководства. Объекты незавершенного строительства отражаются по стоимости фактических затрат, за вычетом накопленных убытков от обесценения.
Износ по объектам незавершенного строительства не начисляется.

3.6.4 Безвозмездно полученные активы

Стоимость производственного оборудования и прочих объектов основных средств, связанных с основной деятельностью Компании, безвозмездно переданных Компании вне процесса приватизации, капитализируется в составе основных средств по справедливой стоимости на дату передачи оборудования. Доход от получения указанных объектов основных средств полностью признается в отчете о прибылях и убытках в момент передачи. Исключение составляют случаи, в которых передача объектов основных средств связана с оказанием Компанией услуг в будущем лицу, осуществившему передачу, с использованием переданных объектов основных средств; в таком случае Компания признает доходы будущих периодов в размере справедливой стоимости полученного оборудования и прочих объектов основных средств и признает их в отчете о прибылях и убытках по мере начислении износа на эти основные средства в той же сумме, что и износ.
В том случае, если полученные безвозмездно основные средства не приводят к получению Компанией в будущем доходов, они не признаются в финансовой отчетности.

3.7 Нематериальные активы и деловая репутация

3.7.1 Деловая репутация

Деловая репутация представляет собой превышение стоимости приобретения над справедливой стоимостью доли Компании в идентифицируемых активах, обязательствах и условных обязательствах приобретенной дочерней или ассоциированной компании на дату приобретения. Деловая репутация, возникающая при приобретении дочерних компаний, отражается в составе нематериальных активов. Деловая репутация, возникающая при приобретении ассоциированных компаний, отражается в составе финансовых вложений в ассоциированные компании. После первоначального признания деловая репутация отражается по первоначальной стоимости за вычетом накопленных убытков от обесценения.

Деловая репутация анализируется на предмет обесценения ежегодно или чаще, если какие-либо события или изменение обстоятельств свидетельствуют о возможном обесценении ее балансовой стоимости. Для целей анализа на предмет обесценения деловая репутация, приобретенная в результате объединения компаний, с даты приобретения распределяется по всем подразделениям или группам подразделений, генерирующим денежные потоки, которые, как ожидается, получат выгоды от объединения, независимо от факта отнесения прочих активов и обязательств Компании к указанным подразделениям или группам подразделений. Каждое подразделение или группа подразделений, на которые относится деловая репутация:

- представляет собой административную единицу наиболее низкого уровня в составе Компании с точки зрения анализа деловой репутации для целей внутреннего управления;
- не превышает первичный или вторичный сегмент в рамках сегментной отчетности Компании согласно определению в МСФО (IAS) 14 «Сегментная отчетность».

Formatted: Bullets and Numbering

Обесценение деловой репутации определяется путем оценки возмещаемой стоимости подразделения (или группы подразделений), генерирующих денежные потоки, к которым относится деловая репутация. Убыток от обесценения признается, если возмещаемая стоимость подразделения (группы подразделений), генерирующего денежные потоки, меньше его балансовой стоимости. В случае если деловая репутация входит в состав генерирующего денежные потоки подразделения (группы подразделений), а часть такого подразделения выбывает, то деловая репутация, связанная с выбывающей частью, включается в состав балансовой стоимости этой части при определении прибыли или убытка от выбытия. В этом случае выбывающая деловая репутация оценивается исходя из относительной стоимости выбывающей части и доли генерирующего денежные потоки подразделения, оставшегося в составе Компании.

Убыток от обесценения, признанный в отношении деловой репутации, не подлежит восстановлению в последующих периодах.

3.7.2 Лицензии

Стоимость лицензий, уплачиваемая государству за разрешение предоставлять услуги связи в течение определенного периода времени, отражается как нематериальный актив. Компания учитывает стоимость GSM лицензий на дату перехода на МСФО по справедливой стоимости и использует справедливую стоимость как фактическую на дату перехода.

3.7.3 Программное обеспечение и прочие нематериальные активы

Программное обеспечение и прочие нематериальные активы, приобретаемые отдельно, при первоначальном признании отражаются по стоимости приобретения. Прочие нематериальные активы, приобретаемые при объединении компаний, признаются по справедливой стоимости на дату приобретения. После первоначального признания нематериальные активы отражаются по стоимости приобретения за вычетом накопленной амортизации и накопленных убытков от обесценения.

3.7.4 Срок полезного использования и амортизация нематериальных активов

Компания определяет, является ли срок полезного использования объектов нематериальных активов конечным или неопределенным, и, в первом случае оценивает его продолжительность или количество единиц производства или аналогичных единиц, составляющих этот срок. Срок полезного использования объекта нематериальных активов является неопределенным, если Компания, основываясь на всех значимых факторах, полагает, что период, в течение которого ожидается, что объект нематериальных активов будет генерировать чистые притоки денежных средств в организацию, не имеет обозримого предела.

Нематериальные активы с определенным сроком полезного использования амортизируются в течение срока полезного использования и анализируются на обесценение в случае наличия соответствующих признаков.

Компания осуществляет пересмотр периода амортизации и метода амортизации по объектам нематериальных активов, имеющим конечный срок полезного использования, ежегодно по состоянию на отчетную дату. При изменении оценки срока полезного использования, период амортизации также подлежит изменению, которое учитывается как изменение в бухгалтерских оценках.

Полученные лицензии и программное обеспечение амортизируются равными долями в течение срока полезной службы указанных активов, равного сроку действия лицензии или прав пользования программным обеспечением. Срок полезной службы прочих нематериальных активов равен 10 годам.

Нематериальные активы, имеющие неопределенный срок полезного использования, не амортизируются, но ежегодно анализируются на предмет обесценения либо в индивидуальном порядке, либо на уровне генерирующих денежные потоки подразделений. Компания ежегодно осуществляет пересмотр срока полезного использования по объектам нематериальных активов, имеющим неопределенный срок полезного использования, с целью выявления событий и обстоятельств, которые подтверждают оценку неопределенного срока полезного использования. При отсутствии подтверждения неопределенного срока полезного использования Компания изменяет оценку срока полезного использования с неопределенного на конечный и учитывает такое изменение как изменение в бухгалтерских оценках посредством начала амортизации объекта нематериальных активов.

3.8 Затраты на привлечение заемных средств

Компания капитализирует затраты по заемным средствам, непосредственно связанным с приобретением, строительством или производством квалифицируемых активов, в том числе объектов незавершенного строительства, в составе стоимости таких квалифицируемых активов, в том числе объектов незавершенного строительства.

В той степени, в которой заемные средства привлечены непосредственно в целях приобретения, строительства или производства квалифицируемого актива, величина затрат по заемным средствам, подлежащая капитализации, определяется как фактические затраты по заемным средствам, начисленные по таким объектам заемных средств в течение отчетного периода.

В той степени, в которой заемные средства привлечены в общехозяйственных целях и использованы для приобретения квалифицируемых активов, величина затрат по заемным средствам, подлежащая капитализации, определяется как произведение ставки капитализации и суммы затрат по формированию такого актива в течение отчетного периода. Ставка капитализации определяется как средневзвешенный показатель затрат по заемным средствам, непогашенным в течение отчетного периода, и не включающим заемные средства, привлеченные непосредственно в целях приобретения или производства квалифицируемого актива. Величина затрат по заемным средствам, капитализированных в стоимости квалифицируемых активов, не должна превышать величину затрат по заемным средствам, начисленных в течение отчетного периода.

3.9 Аренда

Договоры аренды, по которым Компания принимает на себя все существенные риски и экономические выгоды, присущие праву собственности на актив, классифицируются как договоры финансовой аренды (лизинга).
Договоры аренды, по которым Компания не принимает на себя все существенные риски и экономические выгоды, присущие праву собственности на актив, классифицируются как договоры операционной аренды.

3.9.1 Договоры финансовой аренды (лизинга)

На дату начала лизингового периода, т.е. дату, с которой Компания получает право пользования активом, полученным по договору финансовой аренды, Компания признает активы, полученные на праве пользования по договорам финансовой аренды, в составе основных средств по их справедливой стоимости или текущей (приведенной) стоимости минимальных лизинговых платежей, если она ниже, определяемых на наиболее раннюю из дат: дату подписания договора финансовой аренды или дату согласования сторонами ключевых положений договора финансовой аренды. Первоначальное признание обязательства по договору финансовой аренды осуществляется в сумме, равной стоимости соответствующих активов, полученных по договору финансовой аренды, за исключением первоначальных прямых затрат лизингополучателя, которые были признаны в составе этого актива.

Суммы арендных платежей распределяются между финансовыми выплатами и снижением суммы обязательств по аренде таким образом, чтобы обеспечить постоянную процентную ставку, применяющуюся к непогашенной части обязательства.

Амортизация по активам, полученным в пользование по договорам финансовой аренды, начисляется в течение срока полезного использования в соответствии с политикой начисления амортизации по амортизируемым активам, находящимся в Компании на праве собственности. В случае наличия вероятности возврата таких активов, полученных в пользование по договорам финансовой аренды, по окончании лизингового периода, амортизация по таким активам начисляется в течение наименьшего из двух сроков: срока полезного использования или лизингового периода.

3.9.2 Договоры операционной аренды

Платежи по договору операционной аренды признаются в составе расходов отчетного периода равномерно в течение периода аренды.

3.10 Товарно-материальные запасы

Запасы учитываются по наименьшей из двух величин: себестоимости и возможной чистой цены реализации. Себестоимость запасов определяется методом средневзвешенной стоимости. Себестоимость готовой продукции и незавершенного производства включает в себя стоимость сырья и материалов, прямые затраты труда и прочие прямые затраты, а также соответствующую долю производственных накладных расходов (рассчитанную на основе нормативного использования производственных мощностей), но не включает расходы по займам. Чистая возможная цена реализации – это расчетная цена реализации в ходе обычной деятельности за вычетом расчетных расходов на завершение производства и расчетных расходов по продаже

3.11 Авансы выданные

Авансы, выданные в целях приобретения внеоборотных активов, классифицируются как внеоборотные активы вне зависимости от срока поставки соответствующего актива и рассматриваются как немонетарная статья активов. Долгосрочные авансы, выданные по операционной деятельности, также классифицируются как внеоборотные активы.

3.12 Финансовые инструменты

Финансовые инструменты представляют собой договоры, обусловливающие возникновение финансового актива у одной из сторон по договору и финансового обязательства или долевого инструмента у другой стороны.

Финансовые активы включают в себя денежные средства и их эквиваленты; долевые инструменты других компаний; обусловленные договорами права на получение денежных средств или иных финансовых активов от других компаний или на обмен финансовыми активами или финансовыми обязательствами с другой компанией на условиях потенциально выгодных для Компании; или договоры, расчеты по которым будут или могут быть осуществлены собственными долевыми инструментами Компании, и являющимися непроизводными инструментами, по которым Компания получит или будет обязана получить переменное количество собственных долевых инструментов, или производными инструментами, расчеты по которым будут или могут быть произведены способами, исключающими обмен фиксированной суммы денежных средств или другого финансового актива на фиксированное количество собственных долевых инструментов Компании.

Для этих целей собственные долевые инструменты Компании не включают инструменты, являющиеся договорами на получение или поставку собственных долевых инструментов Компании в будущем.

Финансовые обязательства включают обусловленные договорами обязательства предоставить денежные средства или иной финансовый актив другой компании или обменяться финансовыми активами или финансовыми обязательствами с другой компанией на условиях, потенциально не выгодных для Компании; или договор, расчет по которому будет или может быть осуществлен собственными долевыми инструментами Компании, и являющимся непроизводным инструментом, по которому Компания предоставит или будет обязана предоставить переменное количество собственных долевых инструментов Компании или производным инструментом, расчет по которому будет или может быть произведен способом, исключающим обмен фиксированной суммы денежных средств или другого финансового актива на фиксированное количество собственных долевых инструментов Компании. Для этих целей собственные долевые инструменты Компании не включают инструменты, являющиеся договорами на получение или поставку собственных долевых инструментов Компании в будущем.

Компания признает финансовые активы или финансовые обязательства в бухгалтерском балансе в тот и только тот момент, когда Компания становится стороной по договору, создающему соответствующий финансовый инструмент.
Первоначальное признание финансового актива или финансового обязательства осуществляется по их справедливой стоимости, а также, для финансовых активов или финансовых обязательств, не отражаемых по «справедливой стоимости через прибыль или убыток», затрат, непосредственно связанных с приобретением или выпуском финансового актива или финансового обязательства.

Компания классифицирует финансовые активы и финансовые обязательства как долгосрочные или краткосрочные, в зависимости от срока их обращения, с учетом иных факторов, ограничивающих возможности Компании по реализации финансовых активов в течение 12 месяцев или предусматривающих потенциальную возможность погашения финансовых обязательств в течение 12 месяцев после отчетной даты.

Признание финансового актива прекращается, когда истекает срок действия договорных прав на получение потоков денежных средств от этого финансового актива или когда Компания передает договорные права на получение потоков денежных средств от этого финансового актива.

Признание финансового обязательства прекращается, когда указанное в договоре обязательство исполнено, или аннулировано, или срок его действия истек.

3.13 Денежные средства и их эквиваленты

Денежные средства и их эквиваленты представляют собой наличные деньги в кассе, суммы на банковских счетах Компании, а также банковские депозиты и краткосрочные финансовые вложения с первоначальным сроком погашения три месяца и менее.

3.14 Дебиторская задолженность и резерв по сомнительным долгам

Дебиторская задолженность отражается в отчетности в сумме выставленного счета за вычетом резерва по сомнительным долгам. Компания создает резерв по сомнительным долгам, когда возврат Компании полной суммы задолженности признается сомнительным.

Резерв по сомнительным долгам создается на основании фактических данных о собираемости дебиторской задолженности и анализа платежеспособности наиболее существенных дебиторов.

Компания также создает резервы по безнадежным и сомнительным долгам по прочей дебиторской задолженности (кроме авансов выданных) на основании анализа данных о вероятности возмещения данных сумм дебиторами.

Расходы по резерву по сомнительным долгам отражаются в отчете о прибылях и убытках.

Балансовая стоимость краткосрочной дебиторской задолженности приблизительно сравнима с ее справедливой стоимостью.

Справедливая стоимость долгосрочной дебиторской задолженности определяется при помощи метода эффективной ставки процента.

3.15 Внеоборотные активы, предназначенные для продажи, и прекращаемая деятельность

Прекращаемая деятельность представляет собой компонент (структурную единицу) Компании, которая была отчуждена или классифицирована как предназначенная для продажи, а также представляет собой отдельное, значительное, в рамках операционного или географического сегмента, направление бизнеса Компании, или является предметом проекта по отчуждению отдельного, значительного, в рамках операционного или географического сегмента, направления бизнеса Компании, или является дочерней компанией, приобретенной исключительно в целях перепродажи.

Компания классифицирует внеоборотный актив (или отчуждаемую группу активов) как предназначенный для продажи, если его балансовая стоимость будет возмещаться в результате продажи, а не продолжения эксплуатации.

Компания определяет стоимость внеоборотного актива (или отчуждаемой группы активов), классифицированного как предназначенного для продажи, по стоимости, наименьшей из балансовой стоимости и справедливой стоимости за вычетом затрат на реализацию.

Непосредственно перед осуществлением первоначальной классификации внеоборотного актива (или отчуждаемой группы активов) в качестве предназначенного для продажи, Компания определяет балансовую стоимость актива (или активов и обязательств, составляющих группу) в соответствии с применимыми в их отношении Стандартами и Интерпретациями МСФО.

Компания раскрывает информацию о внеоборотных активах (или отчуждаемых группах активов), классифицированных в качестве предназначенных для продажи, которая позволит пользователям финансовой отчетности оценить финансовые последствия от прекращения деятельности и выбытия внеоборотных активов (или отчуждаемых групп активов).

3.16 Займы выданные

Займы, выданные Компанией, отражаются по амортизированной стоимости с использованием метода эффективной процентной ставки за вычетом суммы обесценения. Займы, выданные Компанией, отражаются в составе внеоборотных активов, за исключением случаев, когда погашение ожидается в течение 12 месяцев после отчетной даты.

3.17 Кредиты и займы полученные

Кредиты и займы первоначально признаются по стоимости, равной справедливой стоимости полученных средств за вычетом понесенных затрат по сделке. После первоначального признания займы отражаются по амортизированной стоимости с использованием метода эффективной процентной ставки; разница между справедливой стоимостью полученных средств (за вычетом затрат по сделке) и суммой к погашению отражается как процентные расходы на протяжении срока займа.

3.18 Вознаграждения сотрудникам

3.18.1 Единый социальный налог

В соответствии с законодательством Российской Федерации Компания начисляет единый социальный налог («ЕСН»), рассчитываемый по регрессивной ставке , которая применяется к общей годовой сумме вознаграждения каждого работника. Компания относит суммы ЕСН на три социальных фонда (государственный пенсионный фонд, фонды социального и медицинского страхования), при этом процент отчислений в пенсионный фонд варьируется в зависимости от общей годовой суммы выплат и вознаграждений каждого работника.

Расходы по начисленному Компанией ЕСН относятся на расходы в том периоде, к которому они относятся.

3.18.2 Текущие вознаграждения сотрудникам

Заработная плата сотрудников за осуществленную трудовую деятельность признается в качестве расхода данного отчетного периода.

3.18.3 Прочие пенсионные планы и планы вознаграждений по окончании трудовой деятельности

Согласно коллективному договору и положению о дополнительном пенсионном обеспечении, Компания также осуществляет дополнительное пенсионное обеспечение действующих и вышедших на пенсию работников, используя планы вознаграждений по окончании трудовой деятельности. Большинство сотрудников Компании имеет право на участие в указанных пенсионных планах в зависимости от ряда факторов, включающих стаж работы, возраст и уровень заработной платы.

Оценка обязательств и активов по планам с установленными выплатами производится отдельно по каждому плану на каждую отчетную дату. Оценка обязательств производится сертифицированным независимым актуарием, нанимаемым Компанией. Оценки справедливой стоимости активов плана производятся сертифицированным актуарием или независимым оценщиком.

Актуарные прибыли и убытки признаются в качестве дохода или расхода, когда чистые накопленные непризнанные актуарные прибыли и убытки для каждого отдельного плана на конец предыдущего отчетного года превышают 10% от наибольшего значения из обязательства по плану с установленными выплатами и справедливой стоимости активов плана на эту дату. Такие прибыли и убытки признаются в качестве дохода или расхода в течение ожидаемого среднего оставшегося срока работы сотрудников, участвующих в планах.

В результате введения в действие нового плана с установленными выплатами или изменения существующего плана, стоимость прошлых услуг признается в качестве расхода равными долями на протяжении среднего периода времени, по истечении которого происходят изменения в выплатах пенсий. В той степени, в какой выплата пенсий гарантируется сразу после введения в действие плана с установленными выплатами или изменений указанного плана, Компания немедленно признает стоимость прошлых услуг в качестве расхода.

Компания признает прибыли и убытки, возникающие в результате секвестра или окончательного расчета по пенсионному плану с установленными выплатами, в момент осуществления секвестра или расчета.

3.19 Налог на прибыль

Расход (доход) по налогу на прибыль представляет собой сумму величины фактического налога за отчетный период и величины расходов (доходов) по отложенному налогу.

Фактический налог представляет собой сумму налога на прибыль к уплате (к возмещению) в отношении налогооблагаемой прибыли (налогового убытка) за период, определенной в соответствии с правилами, установленными налоговыми органами, в отношении которой уплачивается (возмещается) налог на прибыль.

Обязательства (активы) по фактическому налогу на прибыль за текущий и прошлые отчетные периоды определяются как величина, подлежащая уплате (возмещению от) налоговым органам с использованием ставок налога на прибыль и налогового законодательства, принятых по состоянию на отчетную дату.

Отложенные налоговые активы и обязательства рассчитываются в отношении временных разниц с использованием метода обязательств. Отложенные налоги на прибыль отражаются по всем временным ризницам между налоговой базой активов и обязательств и их балансовой стоимостью в финансовой отчетности, за исключением ситуаций, когда отложенные налоги возникают при первоначальном признании деловой репутации либо актива или обязательства в результате операции, которая не является сделкой по объединению компаний и которая, в момент ее совершения, не оказывает влияния на учетную или налоговую прибыль или убыток.

Оценка отложенных налоговых обязательств и отложенных налоговых требований (активов) отражает налоговые последствия, которые возникли бы в зависимости от способов, которыми компания предполагает на отчетную дату реализовать или погасить балансовую стоимость своих активов или обязательств.

Отложенный налоговый актив признается только в той степени, в какой существует значительная вероятность получения налогооблагаемой прибыли, которая может быть уменьшена на сумму вычитаемых временных разниц. Отложенные налоговые активы и обязательства рассчитываются по налоговым ставкам, применение которых ожидается в период реализации актива или погашения обязательства, на основе положений законодательства, введенных в действие, или объявленных (и практически принятых) на отчетную дату.

Отложенные налоги на прибыль признаются в отношении всех временных разниц, связанных с инвестициями в дочерние и ассоциированные компании, а также совместную деятельность, за исключением тех случаев, когда Компания контролирует сроки уменьшения временных разниц, и при этом существует значительная вероятность того, что временные разницы не будут уменьшены в обозримом будущем.

Компания проверяет балансовую сумму отложенного налогового актива по состоянию на каждую отчетную дату и уменьшает ее в той степени, в какой больше не существует вероятности того, что будет получена достаточная налогооблагаемая прибыль, позволяющая реализовать выгоду от части или всей суммы этого отложенного налогового актива. Любое такое уменьшение восстанавливается в той степени, в какой появляется вероятность наличия достаточной налогооблагаемой прибыли,

Активы и обязательства по отложенному налогу не дисконтируются.

3.20 Капитал

3.20.1 Уставный капитал

Обыкновенные акции и некумулятивные, не подлежащие погашению привилегированные акции отражаются в составе капитала.

3.20.2 Дивиденды объявленные

Дивиденды признаются как обязательства и вычитаются из суммы капитала на отчетную дату только в том случае, если они были объявлены собранием акционеров до отчетной даты включительно. Информация о дивидендах раскрывается в отчетности, если они были рекомендованы до отчетной даты, а также рекомендованы или объявлены после отчетной даты, но до даты утверждения финансовой отчетности к выпуску.

3.21 Доля меньшинства

Доля меньшинства – это доля в дочерних компаниях, не принадлежащая Компании. Доля меньшинства на отчетную дату представляет собой долю миноритарных акционеров в справедливой стоимости идентифицируемых активов и обязательств дочерней компании на дату объединения или образования дочерней компании, а также долю в изменении чистых активов дочерней компании после объединения или образования. Компания представляет информацию о доле меньшинства в чистых активах дочерних компаний в разделе «Капитал» отдельно от статей собственного капитала, приходящегося на акционеров материнской Компании.

3.22 Признание доходов

Доходы признаются в той сумме, в которой вероятен приток экономических выгод Компании, когда сумма таких доходов может быть надежно оценена.

Доходы признаются в величине денежных средств или их эквивалентов полученных или предстоящих к получению. Однако в случае отсрочки поступления денежных средств или их эквивалентов, справедливая стоимость вознаграждения может быть меньше полученной или ожидаемой к получению номинальной суммы денежных средств. Когда договор фактически представляет собой финансовую операцию, справедливая стоимость вознаграждения определяется дисконтированием всех будущих поступлений с помощью эффективной процентной ставки.

Доходы по договорам на оказание услуг признаются в периоде, когда оказаны услуги. Доходы от повременного учета звонков и услуг передачи данных определяются в основном по объему трафика, обработанного за период.

Доходы от отделяемых услуг по подключению и активации признается тогда, когда услуга считается выполненной, то есть при активации.

Процентный доход признается по принципу начисления.

Доход от дивидендов признается в тот момент, когда Компания получает право получить выплату.

Чистая прибыль/ убыток от выбытия основных средств признается когда все риски и выгоды переданы покупателю или его агенту.

Доходы от аренды и других услуг признаются в том периоде, когда оказаны услуги.

3.23 Бартерные операции

Когда товары или услуги обмениваются на товары или услуги, аналогичные по характеру и величине, обмен не рассматривается как операция, создающая доход. Когда товары продаются или услуги предоставляются в обмен на отличающиеся товары или услуги, обмен рассматривается как операция, создающая доход. Доход измеряется по справедливой стоимости полученных товаров или услуг, скорректированной на сумму переданных денежных средств или их эквивалентов. Когда справедливая стоимость полученных товаров или услуг не может быть надежно измерена, доход измеряется по справедливой стоимости переданных товаров или услуг, скорректированной на сумму полученных денежных средств или их эквивалентов.

3.24 Прибыль на акцию

Компания рассчитывает показатель базовой прибыли на акцию на основе показателя прибыли или убытка, приходящихся на акционеров материнской Компании, а также, в случае представления информации о продолжающейся деятельности, на основе прибыли или убытка от продолжающейся деятельности, приходящейся на акционеров материнской Компании. Показатель базовой прибыли на акцию рассчитывается как отношение прибыли или убытка, приходящихся на акционеров материнской Компании (числитель), к средневзвешенному значению количества акций Компании, находившихся в обращении в течение отчетного периода (знаменатель).

Для целей расчета показателя прибыли на акцию Компания классифицирует привилегированные акции как участвующие долевые инструменты (см. Примечание 29).

3.25 Резервы

Резервы признаются, если Компания вследствие определенного события в прошлом имеет юридические или добровольно принятые на себя обязательства, для урегулирования которых с большой степенью вероятности потребуется отток ресурсов, и которые можно оценить с достаточной степенью надежности. В тех случаях, когда Компания ожидает возмещения резервов, например, по договору страхования, сумма возмещения отражается как отдельный актив, но только при условии, что получение такого возмещения практически не вызывает сомнений.

Если влияние временной стоимости денег является значительным, то резервы рассчитываются путем дисконтирования ожидаемых будущих денежных потоков по ставке до налогообложения, отражающей текущую рыночную оценку временной стоимости денег и, если применимо, специфические риски, связанные с обязательством. При применении дисконтирования увеличение резерва, происходящее в связи с течением времени, признается как расход по процентам.

3.26 Договорные обязательства будущих периодов

Договорные обязательства будущих периодов представляют собой имеющие обязательную силу договоры обмена указанным количеством ресурсов по указанной цене в определенный день или определенные дни в будущем.

Компания раскрывает существенные договорные обязательства будущих периодов в пояснениях к финансовой отчетности.

Активы и обязательства, по договорным обязательствам будущих периодов на покупку или продажу товаров или услуг не признаются до тех пор, пока хотя бы одна из сторон не совершит такие действия согласно договору, когда у нее появляется либо право на получение актива, либо обязательство по его передаче.

3.27 Условные активы и условные обязательства

Условные обязательства представляют собой возможные обязательства Компании, обусловленные прошлыми событиями, существование которых будет подтверждено только в результате наступления или не наступления одного или большего числа событий в будущем, которые не находятся под полным контролем Компании, либо текущие обязательства, обусловленные прошлыми событиями, не

признаваемые в финансовой отчетности в связи с тем, что Компания не рассматривает отток ресурсов, заключающих в себе экономические выгоды, и необходимых для урегулирования обязательств, как вероятный, или величина обязательств не может быть достаточно надежно определена. Компания не признает условные обязательства в финансовой отчетности. Компания раскрывает информацию об условных обязательствах в примечаниях к финансовой отчетности за исключением случаев, когда вероятность оттока ресурсов, необходимого для урегулирования обязательства, маловероятна.

Условные активы представляют собой возможные активы Компании, обусловленные прошлыми событиями, существование которых будет подтверждено только в результате наступления или не наступления одного или большего числа событий в будущем, и которые не находятся под полным контролем Компании. Компания не признает условных активов в финансовой отчетности. Компания раскрывает информацию об условных активах в примечаниях к финансовой отчетности, в случае, если поступление экономических выгод вероятно.

3.28 Информация по сегментам

Компания оказывает услуги в сегментах проводной и подвижной связи. По мнению Руководства, Компания осуществляет свою деятельность в рамках одного географического сегмента на территории Сибири.

3.29 События после отчетной даты

Компания корректирует показатели финансовой отчетности в случае, если события после отчетной даты таковы, что корректировка показателей является необходимой. События после отчетной даты, требующие корректировки показателей финансовой отчетности, связаны с подтверждением или опровержением обстоятельств, существовавших на отчетную дату, а также оценок и суждений руководства, произведенных в условиях неопределенности и неполноты информации по состоянию на отчетную дату.
Если некорректирующие события, произошедшие после отчетной даты, носят существенный характер, то нераскрытие информации о них может повлиять на экономические решения пользователей, принимаемые на основе данной финансовой отчетности. Соответственно, Компания раскрывает характер таких событий и оценку их финансовых последствий или констатирует невозможность такой оценки для каждой существенной категории некорректирующих событий, произошедших после отчетной даты.

4. Существенные учетные суждения и оценки

4.1 Суждения

В процессе применения учетной политики руководством Компании, помимо учетных оценок, были сделаны следующие суждения, которые имеют наиболее существенное влияние на суммы, отраженные в консолидированной финансовой отчетности:

Признание выручки (принципал / агент)
Агентское вознаграждение относится к предоставлению услуг в случаях, когда Компания выступает в операции как агент, а не как принципал. При отсутствии конкретного руководства в МСФО в отношении разграничения между агентом и принципалом, руководство приняло во внимание следующие факторы:

Несмотря на то, что Компания собирает доходы с конечных абонентов, все кредитные риски несет поставщик услуг;

Компания не может менять продажную цену, установленную поставщиком, более чем на 1%.

Formatted: Bullets and Numbering

Formatted: Bullets and Numbering

Классификация аренды

Аренда классифицируется как финансовая, если по условиям договора аренды все существенные риски, сопутствующие владению, передаются арендатору, в противном случае, она классифицируется как операционная. Ответ на вопрос, квалифицировать ли аренду как финансовую или как операционную зависит от содержания сделки, а не от формы договора. Если только не будет обоснованно доказано иное, в том случае если срок аренды составляет более 75 процентов срока экономической службы актива, или на начало срока аренды дисконтированная стоимость минимальных арендных платежей составляет не менее 90 процентов от справедливой стоимости арендованного актива, такая аренда классифицируется Компанией как финансовая аренда.

4.2 Неопределенность оценок

Ниже представлены основные допущения в отношении будущих событий, а также иных источников неопределенности оценок на отчетную дату, которые несут в себе существенный риск возникновения необходимости внесения существенных корректировок в балансовую стоимость активов и обязательств в течение следующего отчетного года:

Срок полезного использования основных средств

Компания оценивает оставшийся срок полезного использования основных средств не менее одного раза в год в конце финансового года. В случае если ожидания отличаются от предыдущих оценок, изменения учитываются как изменения в учетных оценках в соответствии с МСФО (IAS) 8 "Учетная политика, изменения в учетных оценках и ошибки". Указанные оценки могут иметь существенное влияние на балансовую стоимость основных средств и износ, признанный в отчете о прибылях или убытках.

Обесценение Деловой репутации

Компания анализирует деловую репутацию на предмет обесценения не реже одного раза в год. Это требует оценки стоимости от использования подразделений, генерирующих денежные потоки, на которые относится данная деловая репутация.

Определение стоимости от использования требует от Компании проведения оценки будущих денежных потоков на уровне подразделения, генерирующего денежные потоки, а также выбора обоснованной ставки дисконта для расчета приведенной стоимости денежных потоков. На 31 декабря 2006 года балансовая стоимость деловой репутации составляла 129 379 (2005 г.- 94 682). Подробная информация представлена в Примечании 7.

Справедливая стоимость некотируемых инвестиций, имеющихся в наличии для продажи

Справедливая стоимость инвестиций, активно обращающихся на организованных финансовых рынках, определяется по рыночным котировкам на покупку на момент окончания торгов на отчетную дату. Справедливая стоимость инвестиций, не имеющих активного обращения на рынке, определяется с использованием методов оценки, в том числе по аналогии с последними по времени сделками, заключенными на рыночных условиях, а также на основании текущей рыночной стоимости финансового инструмента, практически идентичного рассматриваемому инструменту, или исходя из анализа дисконтированных денежных потоков или иных оценочных моделей. Указанные оценочные методы основываются на допущениях, не подтверждаемых имеющимися данными о рыночных ценах и ставках.

По мнению руководства, расчетная справедливая стоимость, полученная в результате применения оценочных методов и отраженная в балансе, и соответствующие изменения в справедливой стоимости, отраженные в отчете об изменениях капитала, являются обоснованными и наиболее точными на отчетную дату.

Резерв на сомнительную дебиторскую задолженность

Руководство формирует резерв на сомнительную задолженность для учета расчетных убытков, вызванных неспособностью клиентов осуществить требуемые платежи. При оценке достаточности резерва на сомнительную задолженность, руководство исходит из собственной оценки распределения непогашенных остатков дебиторской задолженности по срокам давности, принятой практики списания, кредитоспособности клиента и изменений в условиях платежа. В случае если финансовое положение клиентов будет продолжать ухудшаться, фактический объем списаний может перевесить ожидаемый. На 31 декабря 2006 года был создан резерв на сомнительную дебиторскую задолженность на сумму 571 335 (2005 г. - 841 632).

Пенсионные обязательства

Пенсионные обязательства обычно обеспечиваются планами, которые классифицируются и учитываются как пенсионные планы с установленными выплатами. Дисконтированная стоимость обязательств в рамках пенсионных планов с установленными выплатами и соответствующая стоимость текущих услуг определяются на основе актуарных оценок, использующих демографические и финансовые допущения, включая уровень смертности в период трудовой деятельности и после ее окончания, текучесть кадров, ставку дисконтирования, будущий уровень оплаты труда и пенсионного обеспечения, а также, в меньшей степени, ожидаемую прибыль на активы плана. В случае если потребуется внести дальнейшие изменения в ключевые допущения, это окажет существенное влияние на будущие расходы по пенсионным обязательствам. Подробная информация представлена в Примечании 23.

(в тысячах российских рублей)

5. Информация по сегментам деятельности

	2006 г.				
	Услуги проводной связи	**Услуги подвижной связи**	**Прочие услуги**	**Исключение операций внутри Компании**	**Итого по Компании**
ДОХОДЫ					
Реализация на сторону	21 379 387	8 262 783	532 477		30 174 647
Реализация между сегментами	613 340	13 055	194 311	(820 706)	
Итого доходов	21 992 727	8 275 838	726 788	(820 706)	30 174 647
Финансовый результат по сегментам деятельности	187 197	2 926 407	397 934		3 511 538
Прибыль от основной деятельности					3 511 538
Прибыль от участия в ассоциированных компаниях					19 866
Расходы по процентам, нетто					(1 320 312)
Прибыль от реализации финансовых вложений					45 930
Убыток от курсовых разниц при переоценке валют, нетто					72 079
Налог на прибыль					(1 169 642)
Прибыль за отчетный период					1 159 459
АКТИВЫ И ОБЯЗАТЕЛЬСТВА					
Активы по сегментам деятельности	36 397 628	9 953 246	26 615		46 377 489
Инвестиции в ассоциированные компании					32 093
Консолидированные активы, всего					46 409 582
Обязательства по сегментам деятельности	(24 310 942)	(4 524 566)	(8 644)		(28 844 152)
Консолидированные обязательства, всего					(28 844 152)
ПРОЧАЯ СЕГМЕНТНАЯ ИНФОРМАЦИЯ					
Капитальные затраты	6 694 215	4 824 410	8 613		11 527 238
Амортизация и износ	(3 047 432)	(811 170)			(3 858 602)
Прочие неденежные расходы (расходы по резерву по сомнительным долгам)	243 452	(69 627)			173 825
Убытки от обесценения основных средств		(281 545)			(281 545)

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

5. Информация по сегментам деятельности (продолжение)

	2005 г.				
	Услуги проводной связи	**Услуги подвижной связи**	**Прочие услуги**	**Исключение операций внутри Компании**	**Итого по Компании**
ДОХОДЫ					
Реализация на сторону	20 422 206	6 495 775	514 158	–	27 432 139
Реализация между сегментами	370 030	29 277	21 154	(420 461)	–
Итого доходов	**20 792 236**	**6 525 052**	**535 312**	**(420 461)**	**27 432 139**
Финансовый результат по сегментам деятельности	(318 746)	3 190 883	311 515	–	3 183 652
Прибыль от основной деятельности					**3 183 652**
Прибыль от участия в ассоциированных компаниях					15 439
Расходы по процентам, нетто					(1 004 763)
Прибыль от реализации финансовых вложений					86 052
Прочие доходы и расходы, нетто					(8 691)
Прибыль от курсовых разниц при переоценке валют, нетто					(45 121)
Налог на прибыль					(758 505)
Прибыль за отчетный период					1 468 063
АКТИВЫ И ОБЯЗАТЕЛЬСТВА					
Активы по сегментам деятельности	32 625 064	6 932 931	30 571	–	39 588 566
Инвестиции в ассоциированные компании					50 584
Консолидированные активы, всего					39 639 150
Обязательства по сегментам деятельности	(20 202 148)	(2 714 522)	(10 343)	–	(22 927 013)
Консолидированные обязательства, всего					(22 927 013)
ПРОЧАЯ СЕГМЕНТНАЯ ИНФОРМАЦИЯ					
Капитальные затраты	6 239 065	3 034 489	1 305	–	9 274 859
Амортизация и износ	(2 733 684)	(508 546)	–	–	(3 242 230)
Прочие неденежные расходы (расходы по резерву по сомнительным долгам)	116 862	(50 628)	–	–	66 234
Обесценение товарно-материальных ценностей	–	(79 762)	–	–	(79 762)

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

5. Информация по сегментам деятельности (продолжение)

Компания оказывает услуги проводной и подвижной связи. По мнению руководства, Компания осуществляет свою деятельность в рамках одного географического сегмента.
Нераспределенные расходы, активы и обязательства представляют собой расходы, активы и обязательства, относящиеся к Компании в целом.

Активы сегментов включают, главным образом, основные средства, нематериальные активы, запасы, дебиторскую задолженность и денежные средства и не включают активы, относящиеся к Компании в целом. Обязательства сегментов включают операционные обязательства, обязательства по кредитам и займам, обязательства, связанные с получением имущества в лизинг, и не включают обязательства, относящиеся к Компании в целом.

Капитальные затраты включают поступления основных средств. Убыток от снижения стоимости и резервы относятся на сегмент, только если они относятся к активам сегмента.

Сегменты Компании состоят из отдельных юридических лиц, представляющих отдельные налоговые декларации. Компания относит расходы по налогу на прибыль к нераспределяемым расходам.

6. Основные средства

	Земля, здания и сооружения	Коммутаторы и передающие устройства	Незавершенное строительство и оборудование к установке	Транспортные средства и прочие основные средства	Итого
Первоначальная стоимость					
На 31 декабря 2004 г.	**10 819 627**	**14 400 785**	**1 559 238**	**2 891 194**	**29 670 844**
Поступление	–	–	8 556 078	–	8 556 078
Поступление, связанное с приобретением дочерних компаний	100 876	50 221	29 747	2 181	183 025
Выбытие	(207 455)	(426 957)	(48 637)	(74 721)	(757 770)
Введено в эксплуатацию	2 268 692	4 000 417	(7 562 540)	1 293 431	-
На 31 декабря 2005 г.	**12 981 740**	**18 024 466**	**2 533 886**	**4 112 085**	**37 652 177**
Поступление	-	-	10 187 298	-	10 187 298
Поступление, связанное с приобретением дочерних компаний	84 584	44 954	2 145	5 466	137 149
Выбытие	(203 304)	(683 223)	(115 121)	(165 280)	(1 166 928)
Введено в эксплуатацию	2 448 878	5 046 256	(8 987 491)	1 492 357	–
На 31 декабря 2006 г.	**15 311 898**	**22 432 453**	**3 620 717**	**5 444 628**	**46 809 696**
Накопленный износ и убытки от обесценения					
На 31 декабря 2004 г.	**(1 043 131)**	**(2 270 893)**	**–**	**(688 221)**	**(4 002 245)**
Начислено за год	(588 618)	(1 689 302)	–	(794 004)	(3 071 924)
Начисленный износ по основным средствам приобретенных дочерних компаний	(3 635)	(7 115)	–	(1 098)	(11 848)
Износ по выбывшим объектам	159 203	255 753	–	63 819	478 775
На 31 декабря 2005 г.	**(1 476 181)**	**(3 711 557)**	**–**	**(1 419 504)**	**(6 607 242)**
Начислено за год	(719 362)	(1 984 075)	–	(791 926)	(3 495 363)
Начисленный износ по основным средствам приобретенных дочерних компаний	(26 530)	(23 922)	–	(4 418)	(54 870)
Износ по выбывшим объектам	152 525	414 814	–	138 952	706 291
Убыток от обесценения		(79 021)	(194 159)	(8 365)	(281 545)
На 31 декабря 2006 г.	**(2 069 548)**	**(5 383 761)**	**(194 159)**	**(2 085 261)**	**(9 732 729)**
Остаточная стоимость на 31 декабря 2004 г.	**9 776 496**	**12 129 892**	**1 559 238**	**2 202 973**	**25 668 599**
Остаточная стоимость на 31 декабря 2005 г.	**11 505 559**	**14 312 909**	**2 533 886**	**2 692 581**	**31 044 935**
Остаточная стоимость на 31 декабря 2006 г.	**13 242 350**	**17 048 692**	**3 426 558**	**3 359 367**	**37 076 967**

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

По состоянию на 31 декабря 2006 и 2005 гг. остаточная стоимость основных средств, полученных по договорам финансового лизинга составила:

	2006 г.	2005 г.
Здания и сооружения	42 039	45 438
Коммутаторы и передающие устройства	1 425 122	1 520 473
Незавершенное строительство и оборудование к установке	12 189	10 454
Транспортные средства и прочие основные средства	72 827	137 411
Итого получено по финансовому лизингу, остаточная стоимость	**1 552 177**	**1 713 776**

Компания использует основные средства, полученные по договорам финансовой аренды, в качестве обеспечения соответствующих финансовых обязательств (Примечание 20).

В 2006 году Компания увеличила стоимость незавершенного строительства на сумму капитализированных процентов в размере 226 108 (2005 г. - 293 406). Ставка капитализации в 2006 году составляла 10% (2005 г. – 11 %).

По состоянию на 31 декабря 2006 г. основные средства на сумму около 7 193 951 (2005 г. – 4 602 000) являлись обеспечением по кредитным договорам и договорам коммерческого кредита (Примечание 19).

По состоянию на 31 декабря 2006 г. остаточная стоимость основных средств, находящихся в совместном владении составляла 242 818 (2005 г. – 115 263).

В 2006 году Компания отразила убыток от обесценения группы основных средств, используемых в предоставлении услуг подвижной связи дочерней компанией ЗАО «СТеК Джи Эс Эм», в сумме 81 545, что вызвано продолжающимися и ожидаемыми операционными убытками. Возмещаемая стоимость была рассчитана на основании стоимости в использовании, которая была определена на базе прогнозных денежных потоков дочерний компании, дисконтированных по ставке 13.7%.

Руководство предполагает, что балансовая стоимость всех основных средств Компании по состоянию дату применения МСФО 1 приблизительно соответствовала их справедливой стоимости. Вместе с тем, Компания собирается привлечь независимого оценщика с целью подтверждения этой справедливой стоимости и, соответственно, балансовая стоимость основных средств может быть подвержена корректировка. Ожидается, что оценка будет проведена в ближайшем будущем.

7. Нематериальные активы и деловая репутация

	Деловая репутация	**Лицензии**	**Программное обеспечение**	**Прочие**	**Итого**
Первоначальная стоимость					
На 31 декабря 2004 г.	**14 931**	**44 151**	**1 776 239**	**42 252**	**1 877 573**
Поступление	–	5 034	691 139	22 608	718 781
Поступление, связанное с приобретением дочерних компаний	79 746	33 171	8 107	27 025	148 049
Выбытие	–	(10 116)	(51 178)	–	(61 294)
На 31 декабря 2005 г.	**94 677**	**72 240**	**2 424 307**	**91 885**	**2 683 109**
Поступление	34 702	2 268	1 270 805	32 165	1 339 940
Выбытие		(513)	(20 920)	(100)	(21 533)
На 31 декабря 2006 г.	**129 379**	**73 995**	**3 674 192**	**123 950**	**4 001 516**
Обесценение					
На 31 декабря 2004 г.	–	–	–	–	–
Начисленный резерв за год	(79 762)	–	–	–	(79 762)
Резерв по выбывшим нематериальным активам	–	–	–	–	–
На 31 декабря 2005 г.	**(79 762)**	–	–	–	**(79 762)**
Начисленный резерв за год					
Резерв по выбывшим нематериальным активам	–	–	–	–	–
На 31 декабря 2006 г.	**(79 762)**	-	-	-	**(79 762)**
Накопленная амортизация					
На 31 декабря 2004 г.		**(6 055)**	**(112 778)**	**(12 822)**	**(131 655)**
Начислено за год		(14 133)	(125 641)	(6 373)	(146 147)
Начисленная амортизация по нематериальным активам приобретенных дочерних компаний	–	(3 640)	(881)	(7 790)	(12 311)
Амортизация по выбывшим объектам	–	10 116	–	–	10 116
На 31 декабря 2005 г.	–	**(13 712)**	**(239 300)**	**(26 985)**	**(279 997)**
Начислено за год	–	(11 429)	(326 219)	(25 591)	**(363 239)**
Амортизация по выбывшим объектам		177	8 205	100	**8 482**
На 31 декабря 2006 г.		**(24 964)**	**(557 314)**	**(52 476)**	**(634 754)**
Остаточная стоимость на 31 декабря 2004 г.	**14 931**	**38 096**	**1 663 461**	**29 430**	**1 745 918**
Остаточная стоимость на 31 декабря 2005 г.	**14 915**	**58 528**	**2 185 007**	**64 900**	**2 323 350**
Остаточная стоимость на 31 декабря 2006 г.	**49 617**	**49 031**	**3 116 878**	**71 474**	**3 287 000**

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

7. Нематериальные активы и деловая репутация (продолжение)

Программный продукт Oracle E-Business Suite (OEBS)

По состоянию на 31 декабря 2006 г. программное обеспечение включает программный продукт OEBS, остаточная стоимость которого составляет 933 062 (2005 г. – 940 479), включая капитализированные проценты в сумме 175 466 (2005 г. – 175 466). Капитализация процентов в 2006 году была прекращена в связи с началом промышленной эксплуатации OEBS в части учета внеоборотных активов (релиз № 1). Согласно договору поставки, среди прочих приложений, Компания получила неисключительное право на использование программного обеспечения E-business Suite 2004 Professional для 12 400 пользователей. Остаточный срок полезного использования составляет 9 лет.

Компания приступила к промышленной эксплуатации OEBS в части учета внеоборотных активов, релиз № 1 в рамках первой волны развертывания в Омском филиале и Генеральной дирекции с 30 ноября 2005 г. Компания планирует полностью завершить внедрение данной системы до 2008 года.

Компания начала амортизировать стоимость указанного объекта с 30 ноября 2005 г. пропорционально сроку полезного использования лицензий в течение срока полезного использования лицензий, установленного в пределах 10 лет.

Программный продукт Amdocs Billing Suite

По состоянию на 31 декабря 2005 г. программное обеспечение включает также программный продукт Amdocs Billing Suite, остаточная стоимость которого составляет 889 080 (2005 г. – 661 900), включая капитализированный дисконт с векселей в сумме 28 613 (2005 г. – 28 613). Капитализация дисконта в 2006 году была прекращена в связи с погашением векселей. В течение 2006 года в стоимость данного нематериального актива также были включены капитализированные проценты по займам и ссудам в сумме 11 244 (2005 – 4 897), при этом ставка капитализации составила 10 % (2005 – 11,48 %). Данный программный продукт был приобретен с целью внедрения единой автоматизированной системы расчетов. Планируемая продолжительность проекта внедрения единой автоматической системы расчетов на платформе Amdocs Billing Suite составляет 4-5 лет.

Покупка программного обеспечения компании Amdocs Billing Suite была одобрена Советом директоров Компании 20 ноября 2004 г.

Поставка программного обеспечения Amdocs Billing Suite осуществлена в декабре 2004 года ООО «ИБМ Восточная Европа/Азия», которому Компания в обеспечение расчетов передало собственные беспроцентные простые векселя в количестве 18 штук на сумму 644 192. По состоянию на 31 декабря 2006 года задолженность по векселям погашена.

Компания начнет амортизировать данный актив после завершения внедрения программного обеспечения. До этого момента руководство планирует ежегодно оценивать стоимость актива на предмет его обесценения.

Лицензии

На 31 декабря 2006 г. лицензии Компании представлены в основном лицензиями на право предоставления услуг сотовой связи с использованием стандарта GSM-900, остаточная стоимость которых составила 23 183 (2005 г. – 27 742). Остаточный срок полезного использования лицензий составляет 5 лет.

7. Нематериальные активы и деловая репутация (продолжение)

Анализ деловой репутации на предмет обесценения

Деловая репутация, приобретенная в результате объединения компаний, распределена для целей анализа на обесценение по следующим подразделениям, генерирующим денежные потоки:

Саянский филиал ЗАО «Енисейтелеком»
ОАО «Мобилтелеком»
ЗАО «ЧитаНЭТ»
ЗАО «АТС-41»
ЗАО «АТС-32»

Formatted: Bullets and Numbering

Возмещаемая стоимость Саянского филиала ЗАО «Енисейтелеком», ОАО «Мобилтелеком», ЗАО «ЧитаНЭТ» и прочих дочерних компаний, генерирующих денежные потоки, определялась путем расчета стоимости от использования с применением прогнозов денежных потоков, полученных на основании финансовых планов на пятилетний период, утвержденных высшим руководством. На период свыше пяти лет прогнозирование денежных потоков осуществлялось методом экстраполяции исходя из темпов роста, соответствующих долгосрочным средним темпам роста по упомянутым выше подразделениям, генерирующим денежные потоки.

Ниже приводятся ключевые допущения, использованные руководством при прогнозировании денежных потоков на предмет обесценения:

Плановая валовая прибыль – величина плановой валовой прибыли определялась исходя из средней валовой прибыли за год, непосредственно предшествующий году, для которого составлялся бюджет, с поправкой в сторону увеличения на ожидаемое повышение эффективности

Ставка облигаций – для ее определения использовался показатель доходности пятилетних рублевых облигаций правительства Российской Федерации на начало года, для которого составлялся бюджет.

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Балансовая стоимость деловой репутации была распределена между генерирующими денежные потоки подразделениями следующим образом:

	Балансовая стоимость деловой репутации	
Дочерняя компания	**2006 г.**	**2005 г.**
ОАО «Алтайсвязь»	79 746	79 746
ЗАО «АТС-41»	21 663	
ЗАО «АТС-32»	13 039	
ЗАО «ЧитаНЭТ»	9 404	9 404
Саянский филиал ЗАО «Енисейтелеком»	5 511	5 511
ОАО «Мобилтелеком»	16	16
Итого	**129 379**	**94 677**

По результатам тестирования деловой репутации, относящейся к ЗАО «АТС-41», «АТС-32», ЗАО «ЧитаНЭТ» и Саянскому филиалу ЗАО «Енисейтелеком» по состоянию на 31 декабря 2006 г. обесценение не выявлено, по состоянию на 31 декабря 2005 г. обесценение составило 79 762 - по результатам тестирования в отношении деловой репутации, отнесенной на ОАО «Алтайсвязь» и ОАО «Мобилтелеком».

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

7. Нематериальные активы и деловая репутация (продолжение)

Анализ нематериальных активов, не введенных в эксплуатацию, на предмет обесценения
Компания провела анализ обесценения нематериальных активов, не готовых к использованию. Этими активами являются Amdocs Billing Suite общей стоимостью на 31 декабря 2006 г. 889 080 (2005 г. – 661 900). В результате тестирования по состоянию на 31 декабря 2006 и 2005 г. г. обесценение вышеуказанных нематериальных активов выявлено не было.

8. Дочерние компании и приобретения

Данная консолидированная финансовая отчетность включает в себя имущество, обязательства и результаты деятельности ОАО «Сибирьтелеком», а также и ее дочерних компаний, основной деятельностью которых является предоставление услуг сотовой связи и других телекоммуникационных услуг. Состав дочерних компаний представлен в следующей таблице:

Название	Вид деятельности	Доля участия, %		Голосующих акций, %	
		2006 г.	2005 г.	2006 г.	2005 г.
ЗАО «Енисейтелеком»	Услуги сотовой связи (GSM-900/1800)	100,00	100,00	100,00	100,00
ЗАО «Байкалвестком»	Услуги сотовой связи (GSM-900/1800)	100,00	100,00	100,00	100,00
ЗАО «ЧитаНЭТ»	Услуги передачи данных и телематики	100,00	100,00	100,00	100,00
ЗАО «Алтайская телекоммуникационная компания»	Услуги местной телефонной связи	100,00	100,00	100,00	100,00
ЗАО «СТеК GSM»	Услуги сотовой связи (GSM-900/1800)	100,00	100,00	100,00	100,00
ОАО «Ринет»	Интернет услуги	100,00	51,00	100,00	51,00
ЗАО «АТС-32»	Местная телефонная связь, Интернет	100,00	40,42	100,00	40,42
ЗАО «АТС-41»	Местная телефонная связь, Интернет	100,00	49,00	100,00	49,00
ЗАО «Регион Сеть»	Услуги сотовой связи (CDMA)	66,00	66,00	66,00	66,00
ЗАО «Алтайская инвестиционная компания»	Торговая деятельность	62,50	62,50	62,50	62,50
ОАО «Мобилтелеком»	Услуги сотовой связи и Интернет	90,09	64,99	90,09	64,99
ОАО «Алтайсвязь» [1]	Услуги сотовой связи	99,72	59,70	99,72	59,70

[1] Косвенное владение через ЗАО «Енисейтелеком»

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

8. Дочерние компании и приобретения (продолжение)

Все вышеперечисленные предприятия являются российскими юридическими лицами, зарегистрированными в соответствии с законодательством Российской Федерации, и имеют тот же финансовый год, что и Компания.

27 июня 2006 года Компания приобрела за 48 934 дополнительно 53,52 % обыкновенных голосующих акций компании ЗАО «АТС-32» и получила контроль над ней. Руководство полагает, что балансовая стоимость идентифицируемых активов, обязательств и условных обязательств ЗАО «АТС-32» на дату приобретения соответствует их справедливой стоимости. Разница между справедливой стоимостью приобретенной доли и доли меньшинства в чистых активах компании и уплаченной стоимостью составила 13 039 и была признана как деловая репутация.

Руководство Компании произвело распределение стоимости приобретения 53,52 % ЗАО «АТС-32» следующим образом:

Стоимость приобретения	
Оплачено денежными средствами	48 727
Расходы, непосредственно связанные с осуществлением сделки	207
Итого, стоимость приобретения	48 934
Справедливая стоимость идентифицируемых активов и обязательств:	
Основные средства, нетто	59 978
Нематериальные активы, нетто	-
Дебиторская задолженность, нетто	1 918
Денежные средства и их эквиваленты	3 839
Прочие текущие активы, нетто	4 657
Краткосрочные обязательства	(3 321)
Долгосрочные обязательства	(3)
Итого чистые активы	**67 068**
Доля Компании в приобретенных чистых активах	53,52 %
Справедливая стоимость приобретенной доли в идентифицируемых чистых активах	35 895
Деловая репутация, возникающая на приобретении	**13 039**

В целом в течение 2006 года Компания дополнительно приобрела 59.58 % акций компании ЗАО «АТС-32» за 53,074 и стала 100 % - ым владельцем.

В декабре 2006 года Компания приобрела за 33 225 дополнительно 50,09 % обыкновенных голосующих акций компании ЗАО «АТС-41» и получила контроль над ней. Руководство полагает, что балансовая стоимость идентифицируемых активов, обязательств и условных обязательств ЗАО «АТС-41» соответствует справедливой стоимости. Разница между справедливой стоимостью приобретенной доли и доли меньшинства в чистых активах и уплаченной стоимостью составила 21 663 и была признана как деловая репутация.

Руководство Компании произвело распределение стоимости приобретения 50,09 % ЗАО «АТС-41» следующим образом:

Стоимость приобретения	
Оплачено денежными средствами	33 024
Расходы, непосредственно связанные с осуществлением сделки	201
Итого, стоимость приобретения	33 225

8. Дочерние компании и приобретения (продолжение)

Справедливая стоимость идентифицируемых активов и обязательств:	
Основные средства, нетто	20 182
Нематериальные активы, нетто	-
Дебиторская задолженность, нетто	3 753
Денежные средства и их эквиваленты	96
Прочие текущие активы, нетто	5 137
Краткосрочные обязательства	(5 841)
Долгосрочные обязательства	(245)
Итого чистые активы	**23 082**
Доля Компании в приобретенных чистых активах	50,09%
Справедливая стоимость приобретенной доли в идентифицируемых чистых активах	11 562
Деловая репутация, возникающая на приобретении	**21 663**

В целом в течение 2006 года Компания дополнительно приобрела 51 % акций компании ЗАО «АТС-41» за 33 535 и стала 100 % - ым владельцем.

Прибыль компаний, приобретенных в 2006 году, включенная в данную консолидированную отчетность с даты получения контроля Компанией, составила 1 331. Если бы указанные приобретения состоялись 1 января 2006 года, то результаты Компании за 2006 год были бы следующими:

Доходы	96 158
Прибыль за год	6 163

18 октября 2006 года Компания приобрела долю меньшинства компании ОАО «АК Мобилтелеком» в размере 25,1 % обыкновенных голосующих акций за 8 259 (общее количество акций в распоряжении Компании на 31 декабря 2006 года составило 90,09 %). Разница между стоимостью приобретения дополнительных акций и текущей стоимостью меньшинства в чистых активах и обязательствах составила 3 449 и была отражена через нераспределенную прибыль.

В декабре 2006г. Компания приобрела 40,02 % акций ОАО «Алтайсвязь» и, таким образом, стала собственником 99,72 % обыкновенных голосующих акций ОАО «Алтайсвязь». Стоимость инвестиций, приобретенных в 2006г, составила 35 185. Разница между стоимостью приобретения дополнительных акций и текущей стоимостью меньшинства в чистых активах и обязательствах составила 21 291 и была отражена через нераспределенную прибыль

03 апреля 2006 года Компания приобрела долю меньшинства компании ОАО «Региональные информационные сети» в объеме 49 % обыкновенных голосующих акций за 10 103 (общее количество акций в распоряжении Компании на 31 декабря 2006 года составило 100 %). Разница между стоимостью приобретения дополнительных акций и текущей стоимостью меньшинства в чистых активах и обязательствах составила 5 110 и была отражена через нераспределенную прибыль.

Прибыль/убыток от выбытия дочерних компаний представлены в Примечании 27.

9. Финансовые вложения в ассоциированные компании

По состоянию на 31 декабря 2006 и 2005 гг. финансовые вложения Компании в ассоциированные компании включали:

Название компании	Вид деятельности	2006 г. Голосующих акций, %	2006 г. Балансовая стоимость	2005 г. Голосующих акций, %	2005 г. Балансовая стоимость
ЗАО «АТС-32»	Местная телефонная связь, Интернет			40,42	14 081
ЗАО «АТС-41»	Местная телефонная связь, Интернет			49,00	10 304
ЗАО «Новоком»	Местная телефонная связь, Интернет	50,00	15 397	50,00	10 589
ООО «Гипросвязь-Сибирь»	Проектный инжиниринг, разработка проектной документации	24,00	4 024	24,00	4 058
ЗАО «ТелеРосс – Новосибирск»	Телефонная связь, передача данных, Интернет	50,00	1 847	50,00	1 850
ОАО «Локтелеком»	Местная телефонная связь	36,56	10 845	36,56	9 723
Прочие			2 848		2 855
Резерв под обесценение финансовых вложений в ассоциированные компании			(2 868)		(2 876)
Итого			32 093		50 584

Все вышеперечисленные компании являются российскими юридическими лицами, зарегистрированными в соответствии с законодательством Российской Федерации, и имеют тот же финансовый год, что и Компания.

Компания имеет финансовые вложения в следующие ассоциированные компании, чьи чистые активы отрицательны по состоянию на 31 декабря 2006 и 2005 гг.:

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

9. Финансовые вложения в ассоциированные компании (продолжение)

Название	Вид деятельности	Процент голосующих акций, %	Чистые активы на 31 декабря 2006 г.	Чистые активы на 31 декабря 2005 г.
ОАО «Иркутская расчетная палата»	Услуги интернета	34,00	(276)	(564)
ЗАО «Цифровая сеть и телекоммуникационные системы Новосибирской области»	Услуги связи	30,00	(102 489)	(103 878)
ООО «Связьинвест-Медиа-Сибирь»	Издательская деятельность	25,01	(574)	(111)
ЗАО «Желтые страницы – Томсктелеком»	Издательская деятельность	33,33		(672)

Балансовая стоимость финансовых вложений в ассоциированные компании, отраженная в данной консолидированной финансовой отчетности соответствует доле Компании в чистых активах ассоциированной компании за исключением инвестиций в ОАО «Иркутская расчетная палата», ЗАО «Цифровая сеть и телекоммуникационные системы Новосибирской области» и ООО «Связьинвест Медиа-Сибирь». Балансовая стоимость финансовых вложений в вышеперечисленные ассоциированные компании была снижена до нуля в связи с тем, что их накопленные убытки превышали размеры соответствующих финансовых вложений.

Движение финансовых вложений в ассоциированные компании за годы, закончившиеся 31 декабря 2006 и 2005 гг., представлено ниже:

	2006 г.	2005 г.
Финансовые вложения в ассоциированные компании по состоянию на 1 января, нетто	**50 584**	**35 735**
Приобретение ассоциированных компаний	310	–
Доля в финансовых результатах за вычетом налога на прибыль и полученных дивидендов	19 827	14 849
Переклассификация финансовых вложений	(38 628)	–
Продажа ассоциированных компаний	–	–
Финансовые вложения в ассоциированные компании по состоянию на 31 декабря, нетто	**32 093**	**50 584**

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

9. Финансовые вложения в ассоциированные компании (продолжение)

Ниже представлена агрегированная информация по наиболее существенным зависимым компаниям:

Наименование ассоциированной компании	Доля участия	Активы	Обязательства	Выручка от реализации	Чистая прибыль / убыток
2006 г.					
ЗАО «Новоком»	50,00%	35 632	4 838	(60 700)	(10 652)
ООО «Гипросвязь-Сибирь»	24,00%	32 618	15 851	(83 611)	47
ЗАО «ТелеРосс Новосибирск»	50,00%	8 661	4 967	(1 870)	5
ОАО «Иркутская Расчетная Палата»	34,00%	2 427	2 703	(55)	288
ЗАО «Цифровая сеть и телекоммуникационные системы Новосибирской области»	30,00%	38 477	140 966	(13 814)	(1 344)
ООО «Связьинвест-Медиа-Сибирь»	25,01%	15 620	16 194	(630)	49
ОАО «Локтелеком»	36,56%	49 252	19 643	(43 228)	(4 337)
2005 г.					
ЗАО «АТС-32»	40,42%	37 564	2 728	(37 648)	(3 040)
ЗАО «АТС-41»	49,00%	27 783	6 753	(40 482)	(3 696)
ЗАО «Новоком»	50,00%	22 991	1 814	(48 851)	(6 900)
ООО «Гипросвязь-Сибирь»	24,00%	31 354	14 446	(72 699)	(9 403)
ЗАО «ТелеРосс Новосибирск»	50,00%	8 959	5 260	(4 004)	2 078
ОАО «Иркутская Расчетная Палата»	34,00%	2 685	3 249	(133)	(70)
ЗАО «Цифровая сеть и телекоммуникационные системы Новосибирской области»	30,00%	62 410	166 288	(26 430)	10 818
ООО «Связьинвест-Медиа-Сибирь»	25,01%	3 548	3 659	(12 980)	(1 381)
ОАО «Локтелеком»	36,56%	44 453	17 913	(23 553)	(2 752)
ЗАО «Желтые страницы - Томсктелеком»	33,33%	952	1 624	(1 858)	193

По состоянию на 31 декабря 2006 г. Компания не рассчитывает долю участия в чистых активах ЗАО «Цифровая сеть и телекоммуникационные системы Новосибирской области» в связи с ликвидацией компании.

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

10. Долгосрочные и краткосрочные финансовые вложения

По состоянию на 31 декабря 2006 и 2005 гг. финансовые вложения включали:

	2006 г.	2005 г.
Долгосрочные финансовые вложения, удерживаемые до погашения	245	491
Долгосрочные финансовые вложения, имеющиеся в наличии для продажи	17 473	76 108
Итого долгосрочные финансовые вложения	**17 718**	**76 599**
Краткосрочные финансовые вложения, удерживаемые до погашения	4 347	57 080
Краткосрочные финансовые вложения, имеющиеся в наличии для продажи	114 599	91 117
Итого краткосрочные финансовые вложения	**118 946**	**148 197**
Итого финансовые вложения	**136 664**	**224 796**

По состоянию на 31 декабря 2006 г. краткосрочные финансовые вложения, удерживаемые до погашения включают банковские депозиты со сроком погашения от 3 месяцев до 1 года в сумме 1 000 (2005 г. – 54 000).

По состоянию на 31 декабря 2006 и 2005 гг. финансовые вложения, имеющиеся в наличии для продажи, включали:

	2006 г.		2005 г.	
Название компании	**Доля участия**	**Справедливая стоимость**	**Доля участия**	**Справедливая стоимость**
Долгосрочные финансовые вложения				
ОАО НТК «Звезда»	1,665%	47 411		
ООО НПК «Связьинтек»	11,00%	12 591	11,00%	12 591
ОАО АКБ «Связь-банк»	0,01%	10 239	0,01%	10 239
ОАО «Сбербанк» РФ		-	0,01%	47 176
ОАО «Сибакадембанк»		-	0,84%	13 979
ЗАО «РусЛизингСвязь»		-	7,30%	11 613
АКБ «АлтайБизнес-банк»		-	5,70%	3 830
Прочие		5 549		11 590
Резерв под обесценение финансовых вложений		(58 317)		(34 910)
Итого долгосрочные финансовые вложения		**17 473**		**76 108**
Краткосрочные финансовые вложения				
ЗАО «Сибирская сотовая связь»		-	10,00%	91 117
ОАО «Сбербанк» РФ	0,01%	114 615		-
ЗАО «Коммуникационно -информационные технологии»		139		-
Резерв под обесценение финансовых вложений		(155)		-
Итого краткосрочные финансовые вложения		**114 599**		**91 117**
Всего финансовые вложения, имеющиеся в наличии для продажи		**132 072**		**167 225**

Руководство Компании полагает, что балансовая стоимость вышеуказанных инвестиций соответствует их справедливой стоимости.

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

11. Долгосрочная дебиторская задолженность и прочие активы

По состоянию на 31 декабря 2006 и 2005 гг. долгосрочная дебиторская задолженность и прочие активы включали:

	2006 г.	2005 г.
Долгосрочная дебиторская задолженность	21 677	32 529
Долгосрочные займы, выданные персоналу	35 612	53 276
Долгосрочный НДС к возмещению	16 934	84 471
Итого	**74 223**	**170 276**

По состоянию на 31 декабря 2006 г. предоставленные сотрудникам долгосрочные займы отражены по амортизируемой первоначальной стоимости с использованием эффективной процентной ставки 18 % (2005 г. – 21 %).

12. Долгосрочные авансы выданные

По состоянию на 31 декабря 2006 и 2005 гг. авансы поставщикам оборудования включали:

	2006 г.	2005 г.
Приобретение объектов основных средств	645 076	443 278
Приобретение и внедрение программного продукта Oracle E-Business Suite (Примечание 7)	127 777	111 310
Внедрение программного продукта Amdocs Billing Suite (Примечание 7)	-	119 797
Внедрение прочих программных продуктов	161 911	-
Резерв под обесценение авансов	(4 239)	(3 847)
Итого	**930 525**	**670 538**

13. Товарно-материальные запасы

По состоянию на 31 декабря 2006 и 2005 гг. товарно-материальные запасы включали:

	2006 г.	2005 г.
Кабель, запасные части и материалы для телекоммуникационного оборудования	198 877	172 541
Строительные материалы, топливо, инструменты	49 237	87 580
Готовая продукция и товары для продажи	45 742	37 341
Прочие запасы	264 568	241 205
Итого	**558 424**	**538 667**

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

14. Дебиторская задолженность

По состоянию на 31 декабря 2006 и 2005 гг. дебиторская задолженность составляла:

	2006 г	2005 г.
Расчеты с абонентами за услуги связи	2 471 877	2 464 226
Прочая дебиторская задолженность	221 680	238 597
Резерв под обесценение дебиторской задолженности	(513 580)	(819 525)
Итого	**2 179 977**	**1 883 298**

Компания выделяла следующие основные группы дебиторов по расчетам за услуги связи:

	2006 г	2005 г.
Население	1 132 391	1 205 324
Коммерческие организации	1 023 208	586 116
Бюджетные организации	129 725	154 002
Задолженность бюджета по компенсации льгот	186 553	518 784
Итого	**2 471 877**	**2 464 226**

Компания ежемесячно выставляет счета в рублях государственным и коммерческим организациям за услуги связи. Физическим лицам Компания ежемесячно высылает счета за переговоры и в существенной степени полагается на своевременную оплату ими услуг в соответствии с указанными счетами. Все клиентские платежи производятся в соответствии с рублевыми тарифами, действовавшими на момент оказания услуг. В некоторых случаях Компании удавалось взимать пени за просрочку платежей и осуществлять возврат задолженности через арбитражный суд.

По состоянию на 31 декабря 2006 г. задолженность органов социальной защиты по возмещению расходов, связанных с предоставлением льгот отдельным категориям абонентов составляла 7,55 % от общей суммы дебиторской задолженности покупателей (2005 г. – 21,05 %).

В декабре 2006 года Компания оценила вероятность погашения задолженности по возмещению расходов, связанных с предоставлением льгот отдельным категориям абонентов, и с учетом возможного погашения задолженности в судебном порядке начислило резерв сомнительных долгов в сумме 186 551, что составило 99,9 % от общей суммы задолженности органов социальной защиты на 31 декабря 2006 г.

В таблице, приведенной ниже, представлены изменения резерва под обесценение дебиторской задолженности, прочих текущих активов и долгосрочных авансов выданных:

	2006 г.	2005 г.
Остаток на 1 января	**841 632**	**1 017 417**
Начисление (восстановление) резерва	(173 825)	(66 234)
Списание дебиторской задолженности	(96 472)	(109 551)
Остаток на 31 декабря	**571 335**	**841 632**

Восстановление резерва под обесценение дебиторской задолженности в течение 2006 года составило 173 825 (2005 г. – 66 234) и было включено в состав статьи «Расходы/восстановление резерва под обесценение дебиторской задолженности» консолидированного отчета о прибылях и убытках.

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

15. Прочие текущие активы

По состоянию на 31 декабря 2006 и 2005 гг. прочие текущие активы составляли:

	2006 г.	2005 г.
НДС к возмещению	715 342	1 546 885
Расходы будущих периодов	154 030	155 086
Предоплаты и авансы	389 202	310 704
Предоплаты по прочим налогам	26 289	16 424
Расчеты с персоналом	29 660	35 208
Прочие текущие активы	145 766	118 826
Резерв под обесценение прочих текущих активов	(53 516)	(18 260)
Итого	**1 406 773**	**2 164 873**

16. Денежные средства и их эквиваленты

По состоянию на 31 декабря 2006 и 2005 гг. денежные средства и их эквиваленты включали:

	2006 г.	2005 г.
Денежные средства в кассе и в банках	485 830	507 117
Прочие эквиваленты	28	26 014
Итого	**485 858**	**533 131**

Компания использует идентичную политику для определения состава и оценки показателя денежных средств и их эквивалентов в бухгалтерском балансе и отчете о движении денежных средств.

17. Существенные неденежные операции

В 2006 году Компания получила по лизинговым договорам телекоммуникационное оборудование в сумме 215 975 (2005 г. –3 516).

Неденежные операции были исключены при составлении консолидированного отчета о движении денежных средств.

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

18. Акционерный капитал

В обращении находится следующее количество акций:

	Количество акций в обращении (в тысячах штук)	Номинальная стоимость	Балансовая стоимость
На 31 декабря 2004 г.			
Обыкновенные акции	12 011 402	1 801 710	2 671 760
Привилегированные акции	3 908 420	586 263	869 371
На 31 декабря 2005 г.	**15 919 822**	**2 387 973**	**3 541 131**
Обыкновенные акции	12 011 402	1 801 710	2 671 760
Привилегированные акции	3 908 420	586 263	869 371
На 31 декабря 2006 г.	**15 919 822**	**2 387 973**	**3 541 131**

Номинальная стоимость всех акций составляет 0,15 рублей за акцию. Разница между совокупной номинальной стоимостью выпущенных акций и их балансовой стоимостью представляет собой инфляционный эффект за периоды до 1 января 2003 г.

Держатели обыкновенных акций имеют право одного голоса на акцию.

Привилегированные акции класса «А» дают держателю право принимать участие в общих собраниях акционеров без права голоса, за исключением принятия решений по вопросам реорганизации и ликвидации Компании, а также внесения изменений и дополнений в устав Компании, ограничивающих права владельцев привилегированных акций. Привилегированные акции не дают держателю права требовать выкуп акций или их конвертацию, но дают право на получение некумулятивных дивидендов в размере 10 % от чистой прибыли по данным отчетности, составленной в соответствии с российскими правилами бухгалтерского учета. Когда Компания не выплачивает дивиденды или когда Компания не получила прибыли по результатам года, владельцы привилегированных акций получают право голоса по всем вопросам, отнесенным к компетенции общего собрания акционеров. Владельцы привилегированных акций имеют право принимать участие в ежегодных общих собраниях акционеров и голосовать по всем вопросам в пределах полномочий таких собраний, начиная с собрания, следующего за годовым общим собранием акционеров, на котором было принято решение о невыплате или только частичной выплате дивидендов по привилегированным акциям. Ежегодная сумма дивидендов по привилегированным акциям класса А не может быть меньше, чем дивиденды по обыкновенным акциям. Таким образом, акционеры-держатели привилегированных акций участвуют в распределении прибыли наряду с держателями обыкновенных акций. Соответственно, привилегированные акции Компании признаются участвующими инструментами для целей определения прибыли на акцию (см. Примечание 29).

В случае ликвидации, активы Компании, оставшиеся после расчетов с кредиторами, выплаты дивидендов и ликвидационной стоимости по привилегированным акциям, распределяются между владельцами привилегированных и обыкновенных акций пропорционально количеству принадлежащих им акций.

Распределяемая прибыль всех входящих в Компанию организаций ограничена в соответствии с их нераспределенной прибылью и регулируется национальным законодательством о бухгалтерском учете. Нераспределенная прибыль материнской компании, определенная в соответствии с российским законодательством, по состоянию на 31 декабря 2006 и 2005 гг. составила 7 790 410 и 6 701 484 соответственно.

18. Акционерный капитал (продолжение)

Согласно российскому законодательству, в качестве дивидендов между акционерами Компании может быть распределена чистая прибыль согласно бухгалтерской отчетности Компании, составленной в соответствии с российскими правилами бухгалтерского учета и отчетности. Чистая прибыль Компании составила, 1 254 318 и 706 553 за 2006 и 2005 г.г., соответственно.

В 2006 году были объявлены дивиденды по результатам 2005 г. держателям обыкновенных и привилегированных акций из расчета 0,013773 руб. за обыкновенную акцию (2005 г. – 0,012872 руб. за обыкновенную акцию) и 0,017792 руб. за привилегированную акцию (2005 г. – 0,016106 руб. за привилегированную акцию) (см. Примечание 30).

В сентябре 2001 года Компания заключила договор с JP Morgan Chase Bank о размещении американских депозитарных расписок (АДР) 1-го уровня. В соответствии с соглашением каждая депозитарная расписка соответствует 800 обыкновенным акциям Компании. По состоянию на конец 2006 года 1 799 767 АДР были выпущены под 1 439 813 600 депонированных акций, которые составляли 11,99 % от всех выпущенных обыкновенных акций.

В следующей таблице приведено движение зарегистрированных АДР за 2004-2006 гг.:

Дата	АДР (количество)	Эквивалентное количество обыкновенных акций	Обыкновенные акции, %	Уставный капитал, %
31 декабря 2004 г.	**1 564 069**	**1 251 255 200**	**10,42%**	**7,86%**
Увеличение в 2005 г.	583 147	466 517 600		
31 декабря 2005 г.	**2 147 216**	**1 717 772 800**	**14,30%**	**10,79%**
Уменьшение в 2006 г.	(347 449)	(277 959 200)		
31 декабря 2006 г.	**1 799 767**	**1 439 813 600**	**11,99%**	**9,04%**

В настоящее время АДР торгуются на следующих биржевых площадках:

Наименование площадки	CUSIP(WKN)	ADR ticker	ISIN
Внебиржевой рынок США (OTC USA)	825 735 103	SBTLY	
Франкфуртская фондовая биржа (FSE)	260 452	SBTLy.F	US8257351036
Берлинская фондовая биржа (BerSE)	260 452	SBTLy.BE	US8257351036

Структура акционерного капитала Компании по состоянию на 31 декабря 2006 г. представлена ниже:

	Обыкновенные акции		Привилегированные акции		
	Количество (тыс. штук)	%	Количество (тыс. штук)	%	Итого
ОАО «Связьинвест»	6 086 602	51	-	–	6 086 602
Прочие юридические лица	3 918 668	32	3 145 844	80	7 064 512
Владельцы депозитарных расписок	1 439 814	12	-	-	1 439 814
Физические лица	566 318	5	762 576	20	1 328 894
Итого	**12 011 402**	**100**	**3 908 420**	**100**	**15 919 822**

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

19. Задолженность по кредитам и займам

По состоянию на 31 декабря 2006 и 2005 гг. задолженность по кредитам и займам включала:

	Процентная ставка	2006 г.	2005 г.
Краткосрочная задолженность			
Банковские кредиты:			
Банковские кредиты (рубли)	6,75-12,5%	611 840	146 700
Банковские кредиты (дол. США)	Libor+3,75%	276 365	292 979
Банковские кредиты (евро)	Libor+5%	2 180	551
Итого банковские кредиты		**890 385**	**440 230**
Кредиты поставщиков:			
Кредиты поставщиков (дол. США)		127	
Итого кредиты поставщиков		**127**	
Векселя			
Векселя (рубли)	12%	-	296 481
Векселя (USD)		-	1 117
Итого по Векселям		**-**	**297 598**
Прочие займы (рубли)		**-**	**727**
Итого краткосрочная задолженность		**890 512**	**738 555**
Долгосрочная задолженность			
Банковские кредиты:			
Банковские кредиты (рубли)	6,26-13%	4 832 453	2 534 499
Банковские кредиты (USD)	Libor+3,75%	1 615 326	870 752
Банковские кредиты (евро)	Libor+5%	76 236	330 465
Итого банковские кредиты		**6 524 015**	**3 735 716**
Облигации (рубли)	7,85-12,5%	**9 387 878**	**8 974 037**
Кредиты поставщиков:			
Кредиты поставщиков (дол. США)		40 585	61 820
Итого кредиты поставщиков		**40 585**	**61 820**
Векселя			
Векселя (рубли)		7 659	7 665
Векселя (USD)	5,98%		233 584
Итого по Векселям		**7 659**	**241 249**
Прочие займы (рубли)		**-**	**5 373**
За вычетом доли долгосрочных кредитов и займов, подлежащих погашению в течение года		(4 595 703)	(3 727 359)
Итого долгосрочная задолженность		**11 364 434**	**9 290 836**

Задолженность по кредитам и займам включает в себя задолженность по процентам в размере 312 092 по состоянию на 31 декабря 2006 г. (2005 г. – 493 736).

По состоянию на 31 декабря 2006 г. банковские кредиты обеспечены основными средствами, на общую сумму около 7 193 951 (2005 г. – 4 602 000).

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

19. Задолженность по кредитам и займам (продолжение)

По состоянию на 31 декабря 2006 г. задолженность по кредитам и займам распределена по следующим срокам погашения:

Дата погашения	Банковские займы	Облигации	Кредиты поставщиков	Векселя	Прочие	Итого
2007 г.	2 984 828	2 463 363	38 024	-	-	**5 486 215**
2008 г.	1 961 852	2 963 587	2 688	24	-	**4 928 151**
2009 г.	1 738 377	1 985 425	-	-	-	**3 723 802**
2010 г.	207 332	1 975 503	-	-	-	**2 182 835**
2011г. и позже	522 011	-	-	7 635	-	**529 646**
Итого	**7 414 400**	**9 387 878**	**40 712**	**7 659**	**-**	**16 850 649**

Задолженность по кредитам и займам по состоянию на 31 декабря 2006 и 2005 гг. распределена по следующим видам валют:

Валюта	2006 г.	2005 г.
Российские рубли	14 839 830	11 965 482
Евро	78 416	331 016
Доллары США	1 932 403	1 460 252
Итого	**16 850 649**	**13 756 750**

Компания не хеджировала свои валютные риски или риски изменения процентных ставок.

Краткосрочная задолженность

Банковские займы

Краткосрочная задолженность в рублях представлена главным образом банковскими кредитами, полученными на финансирование оборотных средств. Ниже представлены условия наиболее существенных индивидуальных краткосрочных кредитов и займов.

Ост-Вест Хандельсбанк АГ

Краткосрочная задолженность дочерней компании ЗАО «Байкалвестком» Хандельсбанку представляет собой кредит, полученный в мае 2005 года. Контракт истекает в декабре 2007 года. Проценты за пользование кредитом начисляются по плавающей ставке LIBOR + 2.2%. На 31 декабря 2006г. задолженность составила 266 522. Данный кредит обеспечения не имеет.

ОАО «Сбербанк» РФ

Краткосрочная задолженность Компании перед ОАО «Сбербанк» РФ в основном представляет собой кредит на сумму 300 000, полученный в октябре 2006. Процентная ставка по кредиту составила 6,75 %. По состоянию на 31 декабря 2006 г. задолженность составила 250 147, включая проценты. Данный кредит обеспечения не имеет.

19. Задолженность по кредитам и займам (продолжение)

Долгосрочная задолженность

Ниже представлены условия наиболее существенных индивидуальных долгосрочных кредитов и займов.

Банковские займы

ОАО «Газпромбанк»
Долгосрочная задолженность Компании перед ОАО «Газпромбанк» в основном представляет собой кредитную линию. Контракт истекает в мае 2007 года. В августе 2006 года процентная ставка по кредиту была снижена до 9,8 %. По состоянию на 31 декабря 2006 г. задолженность составила 345 756, включая проценты. Обеспечением по данному кредиту являются основные средства на сумму 567 807.

ОАО «Сбербанк» РФ
Долгосрочная задолженность Компании ОАО «Сбербанк» РФ главным образом представляет собой кредит на сумму 800 000, полученный в марте 2005 года. Дата окончания договора – 2009 год. Проценты по данному договору начисляются и уплачиваются ежемесячно по ставке 13 %, в январе 2006 года процентная ставка по кредиту была снижена до 11,2 %. На 31 декабря 2006 г. задолженность составила 802 169, включая проценты. Кредит обеспечен залогом основными средствами с залоговой стоимостью 833 838.

Коммерцбанк (Евразия)
Долгосрочная задолженность Коммерцбанку представляет собой кредитную линию на сумму 300 000, открытую в ноябре 2004 года. Контракт истекает в ноябре 2007 года. В ноябре 2006 года процентная ставка по кредиту была снижена с 8,5% до 8, 25 %. На 31 декабря 2006 г. задолженность составляла 301 085, включая проценты. Данный кредит обеспечения не имеет.
Долгосрочная задолженность Коммерцбанку представляет собой кредитную линию на сумму 300 000, открытую в декабре 2004 года. Контракт истекает в июне 2008 года. В июне 2006 года процентная ставка по кредиту была снижена с 9 % до 8, 75 %. На 31 декабря 2006 г. задолженность составляла 301 150, включая проценты . Данный кредит обеспечения не имеет.

ОАО «Банк Москвы»
Долгосрочная задолженность Компании перед ОАО «Банк Москвы» в основном представляет собой кредитную линию на сумму 500 000, полученный в апреле 2006. Дата окончания договора - март 2008 года. Проценты рассчитываются за время пользования кредитом по ставке 11 %. В июле 2006 года процентная ставка по кредиту была снижена с 11 до 10,5 %. По состоянию на 31 декабря 2006 г. задолженность составила 500 000. Обеспечением по данному кредиту является право безакцептного списания денежных средств.

ЗАО «Банк Сосьете Женераль Восток»
Долгосрочная задолженность Компании ЗАО «Банк Сосьете Женераль Восток» главным образом представляет собой амортизационный кредит на сумму 600 000. Кредит получен отдельными траншами в период с августа по октябрь 2006. Дата окончания договора – июль 2009. Проценты по данному договору начисляются и уплачиваются ежемесячно по трехмесячной рыночной ставке по рублям РФ плюс маржа 3%. На 31 декабря 2006 г. задолженность составляла 600 000. Кредит обеспечен залогом основными средствами с залоговой стоимостью 784 671.

19. Задолженность по кредитам и займам (продолжение)

Долгосрочная задолженность (продолжение)

Банковские займы (продолжение)

ЗАО «Райффазенбанк Австрия»

Долгосрочная задолженность ЗАО «Райффазенбанку Австрия» представляет собой кредитную линию на сумму 100 000, открытую в январе 2006 года. Контракт истекает в июле 2007 года. Проценты по данному договору начисляются по процентной ставке MOSPRIME плюс 3 %, что по состоянию на конец года составляло 9,01 %. На 31 декабря 2006 г. задолженность составляла 100 469, включая проценты. Обеспечением по данному кредиту являются основные средства на сумму 135 120.
Долгосрочная задолженность ЗАО «Райффазенбанку Австрия» представляет собой кредитную линию на сумму 200 000, открытую в апреле 2006 года. Контракт истекает в октябре 2007 года. Проценты по данному договору начисляются по процентной ставке MOSPRIME плюс 3 %, что по состоянию на конец года составляло 9,01 %. На 31 декабря 2006 г. задолженность составляла 200 938, включая проценты. Обеспечением по данному кредиту являются основные средства на сумму 272 497.
Долгосрочная задолженность ЗАО «Райффазенбанку Австрия» представляет собой кредитную линию на сумму 500 000, открытую в октябре 2006 года. Контракт истекает в октябре 2009 года. Проценты по данному договору начисляются по процентной ставке MOSPRIME плюс 3 %, что по состоянию на конец года составляло 9,01 %. На 31 декабря 2006 г. задолженность составляла 502 468, включая проценты. Обеспечением по данному кредиту является право безакцептного списания денежных средств.
Руководство оценивает, что залоговая стоимость существенно не отличается от текущей балансовой стоимости основных средств.

Облигации

В июле 2004 года Компания зарегистрировала выпуск 2 000 000 процентных облигаций на предъявителя серии 04 номинальной стоимостью 1 тысяча рублей каждая. Облигации имеют 6 полугодовых купонов. Эффективная процентная ставка определена в размере 12,5 %. Облигации подлежат погашению на 1 092 день со дня их размещения, в июле 2007 года.

В апреле 2005 года Компания зарегистрировала выпуск 3 000 000 процентных облигаций на предъявителя серии 05 номинальной стоимостью 1 тысяча рублей каждая. Облигации имеют 6 полугодовых купонов. Эффективная процентная ставка определена в размере 9,2 %. Облигации подлежат погашению на 1 092 день со дня их размещения, в апреле 2008 года.

В сентябре 2005 года Компания зарегистрировала выпуск 2 000 000 процентных облигаций на предъявителя серии 06 номинальной стоимостью 1 тысяча рублей каждая. Облигации имеют 10 полугодовых купонов. Эффективная процентная ставка определена в размере 7,85 %. Облигации подлежат погашению через 5 лет со дня их размещения, в сентябре 2010 года. Оферта по облигациям данной серии не предусмотрена.

В мае 2006 года Компания зарегистрировала выпуск 2 000 000 процентных облигаций на предъявителя серии 07 номинальной стоимостью 1 тысяча рублей каждая. Облигации имеют 6 полугодовых купонов. Эффективная процентная ставка определена в размере 8,65 %. Облигации подлежат погашению через 3 года со дня размещения, в мае 2009 года. Оферта по данным облигациям не предоставляется.

19. Задолженность по кредитам и займам (продолжение)

Долгосрочная задолженность (продолжение)

Облигации (продолжение)

В апреле 2005 года дочерняя компания ЗАО «Байкалвестком» зарегистрировала выпуск 300 000 процентных облигаций номинальной стоимостью 1 тысяча рублей каждая. Облигации имеют 6 полугодовых купонов. Эффективная процентная ставка определена в размере 11,43 %. Облигации подлежат погашению на 1 092 день со дня их размещения, в апреле 2008 года. По облигациям данной серии предусмотрена оферта на сумму 100 000, которая была реализована в 2005 году.

20. Обязательства по договорам финансовой аренды

Компания арендует телекоммуникационное оборудование по договорам финансового лизинга. Сумма будущих минимальных арендных платежей по договорам финансового лизинга и дисконтированная стоимость минимальных арендных платежей на 31 декабря 2006 и 2005 гг. представлены ниже:

	2006 г.		2005 г.	
	Минимальные арендные платежи	**Дисконтированная стоимость минимальных арендных платежей**	**Минимальные арендные платежи**	**Дисконтированная стоимость минимальных арендных платежей**
Текущая часть	538 589	382 070	522 875	311 788
Свыше 1 года и до 5 лет	458 931	381 174	749 336	570 463
Свыше 5 лет			50	44
Итого минимальные арендные платежи	**997 520**		**1 272 261**	
За вычетом финансовых расходов	(234 276)		(389 966)	
Дисконтированная стоимость минимальных арендных платежей	**763 244**	**763 244**	**882 295**	**882 295**

В 2006 и 2005 гг. основными лизингодателями Компании были ОАО «РТК-Лизинг» и ООО «Промсвязьлизинг». Эффективная ставка процента по данным обязательствам составляла в 2006 году от 23 % до 28 % в год (2005 г. – от 22 % до 33 %).

ОАО «РТК Лизинг» закупает телекоммуникационное оборудование у российских и иностранных поставщиков и предоставляет его в аренду по договорам лизинга. Обязательства Компании перед ОАО «РТК Лизинг» по этим договорам по состоянию на 31 декабря 2006 года составили 683 374 (2005 г. – 841 164).

В соответствии с договорами, заключенными с ОАО «РТК Лизинг», лизингодатель имеет право изменить график будущих лизинговых платежей в случае изменения определенных макроэкономических условий, в частности изменения ставки рефинансирования Центрального Банка Российской Федерации.

20. Обязательства по договорам финансовой аренды (продолжение)

Обязательства по договорам финансовой аренды по состоянию на 31 декабря 2006 г. в сумме 27 692 выражены в долларах США (2005 г. – 27 788).

Информация относительно поручительств выданных ОАО «РТК-Лизинг» представлена в Примечании 31.

21. Кредиторская задолженность, начисленные обязательства и авансы полученные

Кредиторская задолженность и прочие текущие обязательства Компании по состоянию на 31 декабря 2006 и 2005 гг. включали:

	2006 г.	2005 г.
Кредиторская задолженность по заработной плате и компенсационным выплатам	1 954 358	1 217 490
Кредиторская задолженность по капиталовложениям	1 806 273	1 024 991
Кредиторская задолженность по расчетам с поставщиками и подрядчикам	1 215 553	543 891
Авансовые платежи абонентов	914 205	693 031
Прочая кредиторская задолженность и текущие обязательства	134 932	104 000
Итого	**6 025 321**	**3 583 403**

Кредиторская задолженность поставщикам и подрядчикам в сумме 161 650 и 35 880, включенная в состав кредиторской задолженности на 31 декабря 2006 и 2005 гг. соответственно, была выражена в иностранной валюте, долларах США и Евро. Прочая кредиторская задолженность включает в себя задолженность по расчетам с поставщиками и подрядчиками за прочие услуги по операционной деятельности, кредиторскую задолженность агентам и комиссионерам и прочее.

22. Задолженность по налогам и социальному обеспечению

Краткосрочная задолженность по налогам

По состоянию на 31 декабря 2006 и 2005 гг. Компания выделяла следующую краткосрочную задолженность по налогам:

	2006 г.	2005 г.
Налог на добавленную стоимость	59 617	660 779
Налог на имущество	130 878	113 475
Единый социальный налог	106 302	80 634
Прочие налоги	51 512	41 318
Итого	**348 309**	**896 206**

Налог на добавленную стоимость в сумме 55 773 (2005 г. – 399 338) подлежит уплате налоговым органам только в случае получения оплаты от покупателей или списания соответствующей дебиторской задолженности.

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

23. Пенсионные планы и вознаграждения сотрудникам

Дополнительно к взносам в Пенсионный фонд РФ Компания также обеспечивает своих сотрудников негосударственной пенсией, используя планы вознаграждений по окончании трудовой деятельности.

Для большинства участников действуют пенсионные планы с установленными выплатами. Пенсионный план с установленными выплатами предусматривает пенсионное обеспечение по старости и по инвалидности. Условием пенсионного обеспечения по старости является достижение возраста, дающего право на государственную пенсию по старости, который в настоящее время составляет 55 лет для женщин и 60 лет для мужчин. Размер выплат рассчитывается по формуле, определенной для каждого регионального филиала Компании. В соответствии с данной формулой, пенсия зависит от ряда параметров, в том числе от зарплаты сотрудников на момент выхода на пенсию и их трудового стажа в Компании. Данная схема вступает в силу только в случае, если сотрудник на момент достижения им пенсионного возраста работает в Компании.

Деятельность по негосударственному пенсионному обеспечению по пенсионным планам с установленными выплатами осуществляется негосударственным пенсионным фондом «Телеком-Союз», являющимся связанной стороной для Компании (Примечание 33).

Компания также имеет ряд долгосрочных обязательств по выплатам сотрудникам, имеющим характер льгот с установленными выплатами, в частности пособия в связи со смертью и единовременные выплаты по факту выхода на пенсию.

Кроме того, для пенсионеров по старости и по инвалидности Компания предоставляет дополнительную финансовую помощь в форме установленных выплат.

По состоянию на 31 декабря 2006 г. в Компании было 39 069 работающих участников пенсионного плана с установленными выплатами Компании, включая дочернее предприятие 723 (по состоянию на 31 декабря 2005 г. – 42 310).

По состоянию на 31 декабря 2006 г. (и на конец предыдущих периодов) обязательства Компании по пенсионным планам с установленными выплатами, нетто, были сформированы следующим образом:

	2006 г.	2005 г.	2004 г.	2003 г.
Дисконтированная стоимость обязательств по планам с установленными выплатами	5 574 493	5 140 981	4 820 193	1 486 471
Справедливая стоимость активов плана	(55 470)	(182 434)	(252 640)	(168 433)
Дисконтированная стоимость нефондированных обязательств	**5 519 023**	**4 958 547**	**4 567 553**	**1 318 038**
Непризнанная стоимость прошлых услуг	(874 241)	(889 509)	(939 890)	138 982
Непризнанные актуарные убытки	(1 411 163)	(2 144 859)	(2 792 228)	(809 288)
Итого обязательство по пенсионному обеспечению в балансе, нетто	**3 233 619**	**1 924 179**	**835 435**	**647 732**

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

23. Пенсионные планы и вознаграждения сотрудникам (продолжение)

По состоянию на 31 декабря 2006 г. руководство оценивает среднюю оставшуюся продолжительность работы сотрудников Компании до пенсии 10 лет (2005 г. – 10 лет)

В течение 2006 г. (и предыдущих периодов) величина расходов по планам с установленными выплатами, нетто, составила:

	2006 г.	2005 г.	2004 г.	2003 г.
Стоимость процентов	377 613	464 148	141 297	138 377
Стоимость текущих услуг	337 957	263 128	75 504	78 760
Ожидаемый доход на активы плана	(8 025)	(35 722)	(18 737)	(10 335)
Актуарные (прибыли)/убытки	164 538	231 021	-	-
Амортизация стоимости вклада предыдущей службы	133 775	126 194	102 848	103 371
Стоимость вклада предыдущей службы, немедленно признанная в текущем году	300 351	210 096	-	-
Влияние секвестра или окончательного расчета по плану	34 954	144 700	-	-
Итого расходы по планам с установленными выплатами, нетто	**1 341 163**	**1 403 565**	**300 912**	**310 173**

Расходы по планам с установленными выплатами были включены в строку «Заработная плата, прочие выплаты и социальные отчисления» консолидированного отчета о прибылях и убытках.

В течение 2006 г. (и предыдущих периодов) движение обязательств по планам с установленными выплатами, нетто, обусловлено следующими факторами:

	2006 г.	2005 г.	2004 г.	2003 г.
Обязательства по пенсионному обеспечению на 1 января, нетто	1 924 179	835 435	647 732	466 593
Расходы по планам с установленными выплатами, нетто	1 341 163	1 403 565	300 912	310 173
Взносы	(31 723)	(314 821)	(113 209)	(129 034)
Обязательства по пенсионному обеспечению на 31 декабря, нетто	**3 233 619**	**1 924 179**	**835 435**	**647 732**

По состоянию на 31 декабря 2006 г. (и на конец предыдущих периодов) актуарные предположения в отношении пенсионных обязательств по планам с установленными выплатами были следующими:

	2006 за год	2005 за год	2004 за год	2003 за год
Ставка дисконтирования	6,50%	7,00%	9,18%	9,18%
Ожидаемая доходность по активам плана	7,29%	7,05%	9,33%	9,26%
Будущее повышение заработной платы	9,20%	8,15%	9,18%	9,18%

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

23. Пенсионные планы и вознаграждения сотрудникам (продолжение)

	2006 за год	2005 за год	2004 за год	2003 за год
Относительное повышение зарплаты («карьерное продвижение»)	-	1,00%	1,00%	1,00%
Ставка, использованная в расчете стоимости аннуитета	6,00%	6,00%	6,00%	6,00%
Увеличение в финансовой поддержке	5,00%	5,00%	6,00%	6,00%
Процент увольняющихся сотрудников	5,00%	5,00%	5,00%	7,00%
Таблицы смертности (источник данных)	СССР 1985/86	СССР 1985/86	Россия 1998	Россия 1998

В течение 2006 г. (и предыдущих периодов) движение активов по планам с установленными выплатами, нетто, обусловлено следующими факторами:

	2006 г.	2005 г.	2004 г.	2003 г.
Справедливая стоимость активов плана на 1 января	182 434	252 640	168 433	58 183
Фактический доход на активы плана	10 242	14 474	16 584	9 315
Взносы работодателя	31 002	314 822	113 209	129 034
Урегулирование	(137 299)	(345 011)		
Выплаченные пенсии	(30 909)	(54 491)	(45 586)	(28 099)
Справедливая стоимость активов плана на 31 декабря	**55 470**	**182 434**	**252 640**	**168 433**

Оптимизация численности персонала

Компанией создан резерв по условным обязательствам в сумме 55 488 по выплате компенсаций сотрудникам, которые на 31 декабря 2006 г. уведомлены о предстоящем сокращении (*в порядке установленном статьей 180 Трудового Кодекса Российской Федерации*). Сокращение сотрудников проводится в рамках Программы оптимизации численности персонала, утвержденной Правлением Компании. Программа предусматривает постепенное уменьшение численности сотрудников в период с 2006 по 2008 годы.

Расходы по созданию резерва составили 55 488 и отражены в составе статьи «Заработная плата, прочие выплаты и социальные отчисления».

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

24. Доходы

В 2006 и 2005 гг. Компания выделяла следующие виды доходов:

По видам доходов	2006 г.	2005 г.
Предоставление междугородных телефонных соединений	-	2 990 552
Предоставление международных телефонных соединений	-	955 894
Предоставление местных телефонных соединений	8 097 550	7 001 830
Услуги сотовой связи	8 262 783	6 495 775
Услуги российским операторам связи	4 590 767	2 093 105
Предоставление внутризоновых соединений	3 698 407	2 673 462
Новые услуги	1 707 052	1 190 535
Плата за установку и подключение	948 339	1 426 092
Услуги передачи данных и телематических служб	530 898	347 689
Радио- и телевещание	376 952	359 265
Предоставление в пользование телефонных каналов	351 871	299 791
Документарная электросвязь	35 058	51 058
Предоставление универсальных услуг	95	-
Прочие услуги связи	997 772	861 709
Прочие доходы	577 103	685 382
Итого	**30 174 647**	**27 432 139**

Большинство тарифов Компании регулируется Федеральной Антимонопольной Службой Российской Федерации.

Начиная с 2006 года, в соответствии со вступившими в силу нормативными правовыми актами, изменились правила предоставления операторами связи пользователям услуг внутризоновой, междугородной и международной связи.

С 2006 года Компания прекратила оказывать пользователям услуги междугородной и международной связи, так как в соответствии с новыми правилами данные услуги на территории Российской Федерации оказывают только операторы, имеющие лицензии на оказание междугородной и международной телефонной связи. С 2006 года Компания на основании соответствующей лицензии оказывает пользователям услуги внутризоновой телефонной связи.

В начале 2006 года Компания стала победителем конкурсов на право оказания универсальной услуги связи с использованием таксофона на территории Сибирского Федерального Округа и с августа 2006 года приступило к оказанию услуг.

Компания выделяла реализацию по следующим основным группам клиентов:

По группам клиентов	2006 г.	2005 г.
Население	15 739 051	15 673 795
Коммерческие организации	12 265 233	9 666 999
Бюджетные организации	2 170 063	2 075 559
Бюджет – тарифная компенсация	300	15 786
Итого	**30 174 647**	**27 432 139**

25. Прочие операционные расходы

Прочие операционные расходы, нетто за 2006 и 2005 гг. представлены следующими статьями:

	2006 г.	2005 г.
Расходы по агентским вознаграждениям	907 535	630 511
Расходы на рекламу	411 344	323 381
Расходы по аренде помещений	373 859	277 185
Расходы на пожарную и вневедомственную охрану	257 812	233 459
Отчисления в резерв универсального обслуживания	298 703	204 087
Платежи некоммерческому партнерству (Примечание 33)	145 090	167 004
Командировочные и представительские расходы	174 286	161 719
Страхование	115 452	153 795
Расходы на благотворительность	140 455	116 961
Расходы на аудит и консультационные услуги	85 362	106 284
Себестоимость реализованных товаров	106 251	93 663
Услуги кредитных организаций	96 748	90 442
Расходы на гражданскую оборону	63 250	85 798
Почтовые услуги	83 818	65 550
Расходы на обучение	62 076	62 624
Вознаграждения управленческому персоналу	62 508	62 018
Транспортные услуги	54 556	56 601
Прочие расходы	1 256 213	883 702
Итого	**4 695 318**	**3 774 784**

В 2006 году в соответствии с Законом «О Связи» и в порядке, установленном Постановлением Правительства Российской Федерации от 21 апреля 2005 г. № 243 Компания произвела обязательные для операторов связи отчисления в резерв универсального обслуживания. Величина отчислений определена в размере 1,2 % от разности между доходами от оказанных услуг связи в сети связи общего пользования и доходами от оказанных услуг присоединения и услуг по пропуску трафика в сети связи общего пользования.

Прочие расходы включают в себя штрафы и пени, социальные расходы, расходы, связанные с учетом платежей абонентов и их взысканием, расходы, относящиеся к оказанию услуг телеграфной связи, услуг связи, предоставляемой посредством таксофонов и прочих услуг связи, юридические услуги, а также прочие операционные расходы.

Расходы по процентам, нетто

Formatted: Bullets and Numbering

Расходы по процентам, нетто за 2006 и 2005 гг. представлены следующими статьями:

	2006 г.	2005 г.
Доходы по процентам	28 417	89 016
Расходы по процентам по займам	(1 131 916)	(790 071)
Расходы по процентам, начисленные по договорам финансового лизинга	(215 055)	(298 033)
Расходы по процентам по договорам товарного кредита	(1 758)	(5 675)
Итого	**(1 320 312)**	**(1 004 763)**

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

27. Прибыль от реализации финансовых вложений, нетто

Прибыль от финансовых вложений, нетто за 2006 и 2005 гг. представлена следующими статьями:

	2006 г.	2005 г.
Прибыль от продажи ЗАО «Сибирская сотовая связь»	80 886	-
Прибыль от продажи ОАО «Сибакадембанк»	19 800	-
Убыток от продажи ЗАО "Руслизингсвязь"	(2 135)	-
Убыток от продажи ООО "Гарантсервис"	(3 201)	-
Убыток от выбытия векселей	(5 636)	-
Прибыль от выбытия доли ЧОП «Экрантелеком»	-	4 318
Прибыль от выбытия ОАО «НГТС-Пейдж»	-	2 804
Прибыль от продажи ЗАО «Сибинтертелеком»	-	77 053
Убыток по обесценению ОАО НТК «Звезда»	(46 614)	-
Прочие прибыли от финансовых вложений	2 830	1 877
Итого	**45 930**	**86 052**

28. Налог на прибыль

За годы, закончившиеся 31 декабря 2006 и 2005 гг., налог на прибыль включал:

	2006 г.	2005 г.
Текущие расходы по налогу на прибыль	(1 325 699)	(1 090 900)
Корректировки по текущему налогу на прибыль за предыдущие годы	11 590	17 388
Доходы (расходы) по отложенному налогу	144 467	315 007
Итого налог на прибыль за год	**(1 169 642)**	**(758 505)**

Соответствие между теоретическим и фактическим налогом на прибыль представлено в следующей таблице:

	2006 г.	2005 г.
Прибыль до налогообложения	**2 329 101**	**2 226 568**
Официальная ставка налога на прибыль	24%	24%
Теоретическая величина налога на прибыль	(558 984)	(534 376)
Увеличение (уменьшение) вследствие влияния следующих факторов:		
Корректировка по текущему налогу на прибыль за предыдущие годы	11 590	17 388
Не облагаемые налогом доходы	44 748	17 468
Расходы, не уменьшающие налогооблагаемую прибыль	(693 742)	(262 968)
Прочие факторы	26 746	3 983
Итого налог на прибыль	**(1 169 642)**	**(758 505)**
Эффективная ставка налога	**50%**	**34%**

Расшифровка сумм отложенных налоговых активов и обязательств по состоянию на 31 декабря 2006 и 2005 гг., а также их движение за 2006 год представлены ниже:

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

28. Налог на прибыль (продолжение)

	На 31 декабря 2006 г.	**На 31 декабря 2005 г.**
Отложенные налоговые активы		
Кредиторская задолженность и начисленные обязательства	422 645	248 509
Дебиторская задолженность	33 741	29 907
Обязательства по финансовой аренде	152 638	94 287
Пенсионные обязательства	542 712	353 877
Прочее	17 711	12 262
Валовые отложенные налоговые активы	**1 169 447**	**738 842**
Отложенные налоговые обязательства		
Основные средства	(2 124 728)	(2 006 638)
Нематериальные активы	(297 628)	(103 039)
Эффект оценки инвестиций	(15 092)	(28 639)
Прочее	(3 362)	(1 112)
Валовые отложенные налоговые обязательства	**(2 440 810)**	**(2 139 428)**
Итого чистые отложенные налоговые обязательства	**(1 271 363)**	**(1 400 586)**

Компания не отразила отложенное налоговое обязательство в отношении нераспределенной прибыли дочерних компаний в сумме 405 647 (2005 – 294 098), так как руководство считает, что Компания контролирует период реализации соответствующих временных разниц.

Движение отложенных налоговых обязательств за 2006 и 2005 гг. представлено ниже:

	2006 г.	**2005 г.**
Отложенные налоговые обязательства на 1 января, нетто	**(1 400 586)**	**(1 778 494)**
Доходы по отложенным налогам	144 467	315 007
Доходы (расходы) по отложенным налогам, относящиеся к изменению справедливой стоимости инвестиций, имеющихся в наличии для продажи	5 272	(28 639)
Отложенные налоговые активы (обязательства) приобретенных дочерних компаний	(20 516)	91 540
Отложенные налоговые обязательства на 31 декабря, нетто	**(1 271 363)**	**(1 400 586)**

При существующей структуре Компании налоговые убытки и текущая сумма переплаты по налогу на прибыль одной компании не могут быть зачтены против текущей задолженности по налогу на прибыль и налогооблагаемой прибыли других компаний, и, соответственно, налоги могут быть начислены, даже если имеет место чистый консолидированный налоговый убыток. Таким образом, отложенные налоговые активы одной компании не подлежат зачету против отложенных налоговых обязательств другой компании.

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

29. Прибыль на акцию

Прибыль на одну акцию рассчитывается как чистая прибыль за период, приходящаяся на держателей обыкновенных акций, деленная на средневзвешенное число обыкновенных акций, находящихся в обращении в течение года.

Расчет базовой и разводненной прибыли на обыкновенную и привилегированную акцию представлен ниже (прибыль на акцию указана в рублях):

	2006 г.	2005 г.
Прибыль за отчетный период, приходящаяся на акционеров материнской компании	1 180 780	1 478 605
За вычетом: сумма, приходящаяся на владельцев привилегированных акций	(289 889)	(363 007)
Приходится на владельцев обыкновенных акций	**890 891**	**1 115 598**
Средневзвешенное количество обыкновенных акций в обращении и прочих участвующих инструментов (см. Примечание 18)	12 011 402	12 011 402
Базовая и разводненная прибыль на акцию (в рублях)	**0,07417**	**0,09288**

У Компании не имеется финансовых инструментов, которые могут быть конвертируемы в обыкновенные акции, соответственно, разводненная прибыль на акцию равна базовой прибыли на акцию.

30. Дивиденды объявленные и предложенные к выплате

Дивиденды, объявленные в 2006 г. по результатам за 2005 г.

Дивиденды по обыкновенным акциям – 0,013773 руб. на акцию	165 433
Дивиденды по привилегированным акциям – 0,017792 руб. на акцию	69 539
Итого	**234 972**

Размер дивидендов, выплачиваемых акционерам, утверждается годовым собранием акционеров по рекомендации Совета директоров. Прибыль, направляемая на выплату дивидендов, ограничивается той прибылью ОАО «Сибирьтелеком», которая определяется на основе данных бухгалтерской отчетности, составленной в соответствии с Федеральным законом «О бухгалтерском учете» и Положением по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации. Дивиденды начисляются в том периоде, в котором они объявлены и утверждены.

31. Условные обязательства и операционные риски

Условия ведения деятельности Компании

Наряду с улучшением экономической ситуации, в частности, ростом валового внутреннего продукта и снижением уровня инфляции, в России продолжаются экономические реформы и развитие правовой, налоговой и административной систем, которые отвечали бы требованиям рыночной экономики. Стабильность российской экономики будет во многом зависеть от хода реформ в указанных областях, а также от эффективности предпринимаемых правительством мер в сфере экономики, финансовой и денежно-кредитной политики.

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

Условные обязательства и операционные риски (продолжение)

Formatted: Bullets and Numbering

Правовая среда

Российская правовая система характеризуется 1) несоответствиями между законами, Постановлениями Президента и Российского правительства, приказами, решениями и прочими законодательными актами министерств и местных ведомств; 2) противоречивыми местными, региональными и федеральными постановлениями и нормативными правовыми актами; 3) отсутствием юридического и административного руководства по интерпретации законодательства; 4) относительным отсутствием опыта в интерпретации законодательства и 5) высокой степенью полномочий органов государственной власти.

Руководство Компании не имеет возможности оценить развитие событий в Российской судебной системе и их влияние на финансовое состояние Компании и ее будущие операции.

В обозримом будущем деятельность Компании может быть подвержена воздействию факторов судебной реформы. Прилагаемая финансовая отчетность не содержит корректировок, которые могли бы быть внесены в результате разрешения этих неопределенностей.

Налогообложение

Российское налоговое, валютное и таможенное законодательство допускает различные толкования и подвержено частым изменениям. Интерпретация руководством Компании данного законодательства применительно к операциям и деятельности Компании может быть оспорена соответствующими региональными или федеральными органами. Недавние события, произошедшие в Российское Федерации, указывают на то, что налоговые органы могут занять более жесткую позицию при интерпретации законодательства и проверке налоговых расчетов. Как следствие, налоговые органы могут предъявить претензии по тем сделкам и методам учета, по которым раньше они претензий не предъявляли. В результате, могут быть начислены значительные дополнительные налоги, пени и штрафы. Определение сумм претензий по возможным, но не предъявленным искам, а также оценка вероятности неблагоприятного исхода не представляются возможными.

По мнению руководства, по состоянию на 31 декабря 2006 года соответствующие положения законодательства в целом интерпретируются им корректно, и вероятность сохранения положения, в котором находится Компания с точки зрения соблюдения требований налогового, валютного и таможенного законодательства, является высокой.

В настоящее время налоговые органы проводят налоговую проверку Компании в отношении 2004 – 2006 годов. Подобные проверки были также проведены в последнее время в некоторых других компаниях группы ОАО «Связьинвест». Основываясь на результатах указанных проверок,руководство Компании предполагает наличие риска, что налоговые органы могут предъявить Компании существенные налоговые претензии в отношении вопросов, допускающих агрессивное толкование налогового законодательства налоговыми органами, в частности по вопросам определения выручки по договорам межсетевого взаимодействия.

Руководство не может с разумной долей уверенности определить суммы претензий по возможным налоговым искам, которые могут быть предъявлены Компании, или вероятность оттока денежных средств, который может последовать в результате как проводимой, так и будущих налоговых проверок. В настоящее время руководство Компании не располагает какой-либо информацией о результатах проводимой налоговой проверки.

Отчетность по состоянию на 31 декабря 2006 года не содержит корректировок, в которых может возникнуть необходимость вследствие вышеуказанных неопределенностей и проводимой налоговой проверки.

31. Условные обязательства и операционные риски (продолжение)

Страхование

Страховое дело в России находится в настоящее время в стадии становления и многие виды страхования, доступные в других странах, еще не нашли широкого распространения в РФ. В течение 2006 года значительная часть основных средств Компании, риски убытков в случае остановки деятельности, ответственность перед третьими лицами за имущественный или экологический ущерб, нанесенный в результате аварий или других инцидентов, связанных с имуществом Компании или осуществляемой ею деятельностью, не были застрахованы. До тех пор, пока Компания не будет иметь соответствующего страхового покрытия, существует риск того, что убытки от повреждения ее имущества могут неблагоприятным образом отразиться на ее деятельности и финансовом состоянии.

Судебные споры, разбирательства и определение последствий

Руководство Компании не имеет возможность оценить развитие событий в Российской судебной системе и их влияние на финансовое состояние Компании и ее будущие операции. В обозримом будущем деятельность Компании может быть подвержена воздействию факторов судебной реформы. Прилагаемая финансовая отчетность не содержит корректировок, которые могли бы быть внесены в результате разрешения этих неопределенностей.
В течение года Компания принимала участие (как в качестве истца, так и в качестве ответчика) в нескольких судебных разбирательствах, возникших в ходе обычной финансово-хозяйственной деятельности. По мнению руководства Компании, в настоящее время не существует каких-либо текущих судебных разбирательств или исков, которые могут оказать существенное влияние на результаты деятельности или финансовое положение Компании, и которые не были бы признаны или раскрыты в настоящей консолидированной финансовой отчетности.

Лицензии

Основная часть доходов Компании получена от финансово-хозяйственных операций, осуществляемых в соответствии с лицензиями, выданными Министерством Российской Федерации по связи и информатизации. Сроки действия основных операционных лицензий и дополнительных лицензий истекают в период с 2006 по 2012 г. Руководство считает, что не существует оснований, по которым имеющиеся лицензии не будут продлены или какие-либо из них будут приостановлены или аннулированы.
Известно также, что Правительство РФ планирует усилить конкуренцию в телекоммуникационной отрасли, для чего может выдать дополнительные лицензии на осуществление междугородной и международной связи другим операторам. В настоящее время невозможно определить вероятные последствия, если таковые будут, таких изменений на результаты финансово-хозяйственной деятельности Компании.

Поручительства выданные

На 31 декабря 2006г. Компания выдала гарантии по нескольким кредитным линиям, главным образом предоставленным ОАО «Сбербанк» РФ ОАО «РТК-Лизинг», лизингодателю телекоммуникационного оборудования (см. Примечание 20). Общая сумма гарантий составила 519 576 (2005 г. –901 194).

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

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Договорные обязательства

Капитальные вложения

По состоянию на 31 декабря 2006 г. контрактные обязательства Компании по капитальным вложениям на модернизацию и расширение сети составляли 381 036 (2005 г. – 306 125).

Расчеты и операции со связанными сторонами

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Для целей настоящей финансовой отчетности связанными считаются стороны, одна из которых имеет возможность контролировать или в значительной степени влиять на операционные и финансовые решения другой стороны. При решении вопроса о том, являются ли стороны связанными, принимается во внимание содержание взаимоотношений сторон, а не только их юридическая форма.

Связанные стороны могут вступать в сделки, которые не проводились бы между несвязанными сторонами. Цены и условия таких сделок могут отличаться от цен и условий сделок между несвязанными сторонами.

Характер взаимоотношений с теми связанными сторонами, с которыми Компания осуществляла значительные операции или имеет значительное сальдо на 31 декабря 2006 г., представлен далее.

Оказание услуг

В 2006 и 2005 годах Компания оказывала услуги следующим связанным сторонам:

Наименование аффилированного лица	Характер отношений	Виды продаж	2006 г.	2005 г.
ОАО «Ростелеком»	Контролируется ОАО «Связьинвест»	Услуги связи	2 773 002	869 652
ЗАО «Новоком»	Ассоциированная компания	Услуги связи	13 336	8 265
ЗАО «Цифровая сеть и телекоммуникационные системы Новосибирской области»	Ассоциированная компания	Услуги связи	866	4 453
ЗАО «Цифровая сеть и телекоммуникационные системы Новосибирской области»	Ассоциированная компания	Аренда помещений	145	1 168

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

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Расчеты и операции со связанными сторонами (продолжение)

Закупки
В 2006 и 2005 гг. Компания приобретала услуги у следующих связанных сторон:

Наименование	Характер отношений	Виды закупок	2006 г.	2005 г.
ОАО «Ростелеком»	Контролируется ОАО «Связьинвест»	Услуги связи	132 071	2 482 576
НПФ «Телеком – Союз»	Контролируется ОАО «Связьинвест»	Пенсионные планы	1 122 748	1 321 529
Некоммерческое партнерство «Центр исследования проблем развития телекоммуникаций»	Контролируется ОАО «Связьинвест»	Членские взносы	145 090	167 004
ОАО «Связьинвест»	Материнская компания	Дивиденды выплаченные	83 831	75 252
Некоммерческое партнерство «Центр исследования проблем развития телекоммуникаций»	Контролируется ОАО «Связьинвест»	Агентский договор	27 380	634
ЗАО «Регистратор-Связь»	Ассоциированная компания	Ведение реестра акционеров	1 644	2 055
ООО «Гипросвязь-Сибирь»	Ассоциированная компания	Проектные работы	-	3 336
ОАО «Информационные технологии связи (Связьинтек)»	Контролируется ОАО «Связьинвест»	Разработка и сопровождение программы	173 081	-

Дебиторская задолженность

По состоянию на 31 декабря 2006 и 2005 гг. дебиторская задолженность связанных сторон перед Компанией составила:

Наименование	Характер отношений	Вид задолженности	2006 г.	2005 г.
ОАО «Информационные технологии связи (Связьинтек)»	Контролируется ОАО «Связьинвест»	Авансы выданные за услуги по внедрению программного обеспечения	48 776	119 797
Некоммерческое партнерство «Центр исследования проблем развития телекоммуникаций»	Контролируется ОАО «Связьинвест»	Агентский договор	106 413	104 771
ООО «Гипросвязь-Сибирь»	Ассоциированная компания	Проектные работы	1 134	1 044

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

33. Расчеты и операции со связанными сторонами (продолжение)

Дебиторская задолженность

Наименование	Характер отношений	Вид задолженности	2006 г.	2005 г.
ЗАО «Цифровая сеть и телекоммуникационные системы Новосибирской области»	Ассоциированная компания	Услуги связи	-	17 739
ЗАО «Цифровая сеть и телекоммуникационные системы Новосибирской области»	Ассоциированная компания	Прочие услуги	-	3 250
ОАО «Ростелеком»	Контролируется ОАО «Связьинвест»	Услуги связи	243 861	-

Кредиторская задолженность

По состоянию на 31 декабря 2006 и 2005 гг. кредиторская задолженность Компании перед связанными сторонами составила:

Наименование	Характер отношений	Вид задолженности	2006 г.	2005 г.
ОАО «Ростелеком»	Контролируется ОАО «Связьинвест»	Услуги связи	68 817	161 339

ОАО «Связьинвест»

Материнская Компания - ОАО «Связьинвест» - полностью принадлежало российскому государству до июля 1997 года, когда правительство Российской Федерации продало 25% акций плюс одну акцию ОАО «Связьинвест» частным инвесторам. Наличие эффективно функционирующей сети связи и передачи данных крайне важно для России по ряду причин, включая экономические, стратегические, а также интересы национальной безопасности. В этой связи Правительство оказывает и, по всей вероятности, будет продолжать оказывать значительное влияние на деятельность ОАО «Связьинвест» и его дочерних предприятий.

Влияние Правительства не ограничивается владением пакетом акций ОАО «Связьинвест». Оно сохраняет за собой права по регулированию тарифов, в том числе на междугородную телефонную связь. В дополнение к этому, Министерство РФ по Связи и Информатизации контролирует процесс лицензирования компаний, предоставляющих телекоммуникационные услуги.

ОАО «Ростелеком»

ОАО «Ростелеком», контрольный пакет акций которого принадлежит ОАО «Связьинвест», является основным оператором междугородной и международной связи в Российской Федерации. Годовые расходы по оплате услуг ОАО «Ростелеком» связаны с трафиком, исходящим от Компании за пределы принадлежащей ей сети. Указанные расходы включены в состав расходов, связанных с обеспечением пропуска международного и междугороднего трафика.

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

33. Расчеты и операции со связанными сторонами (продолжение)

ОАО «Ростелеком» (продолжение)

Кроме того, ОАО «Ростелеком» использует сеть Компании для пропуска входящего междугороднего и международного трафика своих абонентов и операторов-клиентов.

Операции с государственными организациями

Государственные организации составляют существенную часть клиентской базы Компании, приобретая ее услуги, как напрямую через различные органы государственного управления, так и косвенно через их филиалы. Некоторые организации, финансируемые из государственного бюджета, являются пользователями принадлежащей Компании сети. Эти организации, как правило, арендуют линии связи; при этом оплата осуществляется по более низким тарифам, утвержденным МАП, по сравнению с тарифами, действующими для других клиентов. Помимо этого, Правительство может по закону потребовать от Компании оказать ему определенные услуги в интересах национальной безопасности и борьбы с преступностью.

Компания вступает в сделки с организациями, прямо или косвенно контролируемые государством, исключительно на рыночных условиях вступает в сделки с такими компаниями исключительно на рыночных условиях.

Компания не имеет возможности отключать ряд подобных компаний, являющихся стратегическими учреждениями для государства, в силу решений правительства РФ. Тарифы для таких компаний также устанавливаются регулятором, и при этом на том же уровне, что и аналогичные тарифы для коммерческих организаций.

За годы, заканчивающиеся 31 декабря 2006 и 2005 гг. соответственно, существенные операции, проведенные Группой с государством и контролируемыми государством организациями, представлены следующим образом:

Тип/вид операции	На 31 декабря 2006 года		За 2006 год	
	Дебиторская задолженность	Кредиторская задолженность	Доходы	Расходы
Услуги связи	-	-	568 740	-
Услуги присоединения и пропуска трафика	-	-	100 150	-
Прочие услуги по основной деятельности	-	-	16 299	-
Прочие доходы	-	-	198 247	-
Дебиторская задолженность	38 470	-	-	-
Расходы на электроэнергию и теплоснабжение	-	-	-	218 249
Расходы по аренде	-	-	-	30 343
Прочие расходы	-	-	-	314 675
Кредиторская задолженность	-	41 584	-	-
Проценты	-	-	11 778	25 062

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

33. Расчеты и операции со связанными сторонами (продолжение)

Кредиторская задолженность (продолжение)

Тип/вид операции	На 31 декабря 2005 года		За 2005 год	
	Дебиторская задолженность	Кредиторская задолженность	Доходы	Расходы
Услуги связи	-	-	618 471	-
Услуги присоединения и пропуска трафика	-	-	64 089	-
Прочие услуги по основной деятельности	-	-	14 531	-
Прочие доходы	-	-	91 563	-
Дебиторская задолженность	30 320	-	-	-
Расходы на электроэнергию и теплоснабжение	-	-	-	185 886
Расходы по аренде	-	-	-	23 460
Прочие расходы	-	-	-	138 073
Кредиторская задолженность	-	3 371	-	-
Проценты	-	-	12 370	32 935

По состоянию на 31 декабря 2006 г. на долю абонентов из числа государственных организаций приходилось 12,8 % от общей суммы дебиторской задолженности (2005 г. – 27,3 %). Непогашенная задолженность государственных организаций, включая задолженность органов социальной защиты по возмещению расходов, связанных с предоставлением льгот отдельным категориям абонентов на 31 декабря 2006 г. составила 316 278 (2005 г. – 672 786).

Некоммерческое партнерство «Центр исследования проблем развития телекоммуникаций»

Некоммерческое партнерство «Центр исследования проблем развития телекоммуникаций» (далее «Партнерство») является связанной стороной ОАО «Связьинвест». Компания имеет договор с Партнерством на обеспечение последнего денежными средствами в целях реализации взаимовыгодных проектов от лица Компании и ее дочерних предприятий и иных связанных сторон ОАО «Связьинвест». Платежи Партнерству, включенные в состав прочих операционных расходов в прилагаемом консолидированном отчете о прибылях и убытках за год, закончившийся 31 декабря 2006 г., составили 145 090 (2005 г. – 167 004).

НПФ «Телеком-Союз»

В 2005 году заключен централизованный договор с негосударственным пенсионным фондом «Телеком – Союз» (Примечание 23). ОАО «Связьинвест» имеет большинство в Совете Директоров НПФ «Телеком-Союз» («Фонд»). Общая сумма взносов в данный Фонд в 2006 году составила 266 683 (2005 г. – 275 000).

Политика ценообразования со связанными сторонами

Политика Компании в отношении ценообразования в сделках со связанными сторонами основана на рыночных условиях, или же, если применимо, на регулируемых тарифах.

33. Расчеты и операции со связанными сторонами (продолжение)

Вознаграждение ключевому управленческому персоналу

Общая сумма вознаграждения ключевому управленческому персоналу, отраженная в отчете о прибылях и убытках в составе статьи «Прочие операционные расходы» за год, заканчивающийся 31 декабря 2006 г. составила 39 862 (2005 г. – 36 392) и включает в себя вознаграждение за управленческие услуги.

Финансовые инструменты

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Основные финансовые инструменты Компании включают банковские кредиты, финансовую аренду (лизинг), а также денежные средства и краткосрочные депозиты. Основной целью этих инструментов является привлечение средств для финансирования операций Компании. У Компании есть прочие финансовые активы и обязательства, такие, как торговая дебиторская и кредиторская задолженность, которые возникают непосредственно в ходе ее операционной деятельности.

Валютный риск

Валютный риск – это риск, который при изменении обменного курса отрицательно повлияет на статьи отчета о прибылях и убытках, баланса и/или отчета о движении денежных средств Компании. Обязательства, выраженные в иностранной валюте, приводят к возникновению потенциального валютного риска.
Компания не осуществляет хеджирования валютных рисков связанных с совершаемыми операциями.

За период с 1 января 2006 г. по 31 декабря 2006 г. курс российского рубля по отношению к доллару США увеличился приблизительно на 8,5 % и снизился по отношению к евро приблизительно на 1,5 %. Возможное снижение курса российского рубля может привести к росту фактической стоимости заимствований для Компании, а также затруднит привлечение заемных средств, в том числе для рефинансирования существующих долговых обязательств.

Риск изменения процентных ставок

Данный риск связан с изменением процентных ставок, которое может отрицательно сказаться на финансовых результатах Компании.

Нижеследующая таблица показывает расшифровку финансовых инструментов Компании, подверженных процентному риску, по срокам погашения по состоянию на 31 декабря 2006 и 2005 гг.:

На 31 декабря 2006 г.	< 1 года	1 - 5 лет	> 5 лет	Итого
Фиксированная ставка				
Краткосрочные обязательства	614 387	-	-	**614 387**
Долгосрочные обязательства	3 670 349	10 663 297	-	**14 333 646**
Обязательства по финансовому лизингу	382 070	381 174	-	**763 244**
Плавающая ставка				
Краткосрочные обязательства	276 125	-	-	**276 125**
Долгосрочные обязательства	925 354	701 137	-	**1 626 491**

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

34. Финансовые инструменты (продолжение)

На 31 декабря 2005 г.	< 1 года	1 - 5 лет	> 5 лет	Итого
Фиксированная ставка				
Краткосрочные обязательства	445 581	–	–	**445 581**
Долгосрочные обязательства	3 258 702	9 122 914	7 665	**12 389 281**
Обязательства по финансовому лизингу	311 788	570 463	44	**882 295**
Плавающая ставка				
Краткосрочные обязательства	292 974	–	–	**292 974**
Долгосрочные обязательства	468 657	160 257	–	**628 914**

Ставки процента по финансовым инструментам с фиксированными ставками остаются неизменными до даты погашения инструмента. Остальные финансовые инструменты Компании не включенные в таблицу являются беспроцентными и, следовательно, не подвержены процентному риску.

Компания не имеет существенных процентных активов.

Кредитный риск

Кредитный риск заключается в том, что контрагент может не исполнить свои обязательства перед Компанией в срок, что повлечет за собой возникновение финансовых убытков.

Финансовые активы, по которым у Компании возникает потенциальный кредитный риск, представлены в основном дебиторской задолженностью покупателей и заказчиков. Балансовая стоимость дебиторской задолженности за вычетом резерва под снижение стоимости представляет собой максимальную сумму, подверженную кредитному риску. У Компании нет существенной концентрации кредитного риска в связи со значительностью клиентской базы Компании и осуществлением постоянных процедур контроля за кредитоспособностью заказчиков и прочих дебиторов. Часть дебиторской задолженности Компании приходится на долю государственных и прочих некоммерческих организаций. Политические и экономические факторы влияют на возможность получения данной задолженности.
По мнению руководства, по состоянию на 31 декабря 2006 г. у Компании нет риска существенных убытков по данному и прочим видам дебиторской задолженности, под которые не созданы соответствующие резервы.

Компания размещает свободные денежные средства на депозитах в ряде российских коммерческих банков. Страхование банковских вкладов не предоставляется банкам, действующим в России. Для управления кредитным риском Компания распределяет свободные денежные средства между разными банками. Руководство Компании периодически анализирует кредитоспособность банков, в которых размещены денежные средства.

Хеджирование

В 2006 году Компания не хеджировала свои валютные риски или риски изменения процентных ставок.

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

34. Финансовые инструменты (продолжение)

Справедливая стоимость

Справедливой стоимостью финансовых инструментов является сумма, за которую финансовый инструмент может быть обменен в процессе сделки между заинтересованными сторонами в данный момент времени (за исключением принудительной продажи или ликвидации). Наилучшим подтверждением справедливой стоимости являются рыночные цены.
В таблице ниже приведено сопоставление балансовой и справедливой стоимости финансовых инструментов:

Вид финансовых инструментов	2006 г.		2005 г.	
	Балансовая стоимость	Справедливая стоимость	Балансовая стоимость	Справедливая стоимость
Финансовые активы				
Финансовые вложения в ассоциированные компании	32 093	32 093	50 584	50 584
Долгосрочные финансовые вложения, удерживаемые до погашения	245	245	491	491
Долгосрочные финансовые вложения, имеющиеся в наличии для продажи	17 473	17 473	76 108	76 108
Долгосрочная дебиторская задолженность	21 677	21 677	32 529	32 529
Долгосрочные займы выданные	35 612	35 612	53 276	53 276
Дебиторская задолженность	2 179 977	2 179 977	1 883 298	1 883 298
Краткосрочные финансовые вложения, удерживаемые до погашения	4 347	4 347	57 080	57 080
Краткосрочные финансовые вложения, доступные для продажи	114 599	114 599	91 117	91 117
Денежные средства и их эквиваленты	485 858	485 858	533 131	533 131
Итого	**2 891 881**	**2 891 881**	**2 777 614**	**2 777 614**
Финансовые обязательства				
Долгосрочные кредиты банков и займы организаций	6 524 015	6 524 015	3 735 716	3 735 716
Долгосрочные облигационные займы	9 387 878	9 135 600	8 974 037	9 197 710
Долгосрочные вексельные займы	7 659	7 659	241 249	241 249
Коммерческие кредиты	40 712	40 712	61 820	61 820
Обязательства по финансовому лизингу	763 244	763 244	882 295	882 295
Кредиторская задолженность	6 094 139	6 094 139	3 744 742	3 744 742
Краткосрочные кредиты банков и займы организаций	890 385	890 385	440 230	440 230
Краткосрочные вексельные займы	-	-	297 598	297 598
Итого	**23 708 032**	**23 455 754**	**18 377 687**	**18 601 360**

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

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События, происшедшие после отчетной даты

Мероприятия по реорганизации дочернего бизнеса в 2007 году

В течение первого полугодия 2007 г., согласно решению Совета директоров (протокол № 8 от 16 ноября 2006 г.), Компания планирует увеличить размер доли участия в ОАО «АК Мобилтелеком» путем приобретения 991 472 обыкновенных акций, что составляет 9,91 % уставного капитала ОАО «АК Мобилтелеком», по цене 3 193.

В течение 2007 г., Компания прекратила или планирует прекратить участие в следующих вложениях:

ЗАО «Коммуникационно-информационные технологии», путем продажи принадлежащих Компании акций в количестве 1 210 штук;
ЗАО «Алтинком», путем продажи принадлежащих Компании акций в количестве 200 штук;
ОАО «НГТС-Пэйдж», путем добровольной ликвидации ОАО «НГТС-Пэйдж»;
ЗАО «СТеК Джи Эс Эм» путем продажи принадлежащих Компании акций в количестве 20 штук по совокупной цене 1,1;
ОАО «Сбербанк» РФ путем продажи принадлежащих Компании 1247 акций на организованном рынке по рыночной стоимости на дату продажи.

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Облигационные займы

В январе 2007 года Компания исполнила обязательство по выплате купонного дохода по пятому купону облигаций серии 04. Общий размер купонного дохода составил 124 660. Размер купонного дохода, начисленный на одну облигацию – 62,33 рубля.

В марте 2007 года Компания исполнила обязательство по выплате купонного дохода по третьему купону облигаций серии 06. Общий размер купонного дохода составил 78 280. Размер купонного дохода, начисленный на одну облигацию – 39,14 рублей.

В мае 2007 года Компания исполнила обязательство по выплате купонного дохода по второму купону облигаций серии 07. Общий размер купонного дохода составил 86 260. Размер купонного дохода, начисленный на одну облигацию – 43,13 рублей.

Кредитные договоры

Синдицированный кредит

24 января 2007 года Компания получила синдицированный кредит на сумму 50 000 тысяч Евро. В рамках соглашения о предоставлении срочного кредита от 10.01.2007 года, организатором которого является АО Коммерцбанк. Процентная ставка по договору включает плавающую составляющую и равна маржа + EURIBOR (3 мес.) (на момент заключения величина процентной ставки по договору установлена в размере 5,755 % годовых, в том числе маржа – 2 % годовых).

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

35. События, происшедшие после отчетной даты (продолжение)

Кредитные договоры (продолжение)

ОАО «Сбербанк РФ»

В течение января 2007 года в рамках договора об открытии возобновляемой кредитной линии № 165 от 25.10.2006 г. с лимитом в сумме 300 000 было получено 50 000. Проценты по данному договору начисляются по ставке 6,75 %.

В рамках договора кредитной линии № 154 от 12.10.2006 г. с лимитом задолженности 800 000 были получены денежные средства в размере 327 000 . Лимит договора использован в полном объеме. Процентная ставка по договору установлена в размере 9,5 % годовых.

ОАО «Банк Москвы»

26 января 2007 года в связи с высокой процентной ставкой досрочно погашена задолженность по договору кредитной линии № 65/2006 в размере 500 000. Процентная ставка за пользование кредитом составляла 10,5 % годовых.

КВС

В феврале 2007 года был произведен окончательный платеж в рамках кредитного договора б/н от 28.06.2001 г. в размере 4 714 тысяч Евро. Процентная ставка по договору составляла 5,54 % годовых. Обязательства по договору исполнены полностью.

Дивиденды

Совет директоров Компании предложит на рассмотрение общему годовому собранию акционеров, которое состоится 25 июня 2007 г., дивиденды за 2006 год в следующем размере:

Дивиденды по итогам 2006 года

Дивиденды по обыкновенным акциям – 0,017019 рублей на акцию	204 422
Дивиденды по привилегированным акциям – 0,031515 рублей на акцию	123 174
Итого	**327 596**

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

35. События, происшедшие после отчетной даты (продолжение)

Схема взаимодействия с ОАО «Ростелеком»

В 2007 году взаимоотношения с ОАО «Ростелеком» в части договора о присоединении сетей электросвязи изменятся по услугам присоединения.
Начиная с 01.11.2006г. Компания не производит присоединение к сети электросвязи ОАО «Ростелеком» на междугородном/международном уровне. После указанной даты ОАО «Ростелеком» будет присоединяться к сети электросвязи Компании на зоновом уровне. Таким образом, Компания ожидает дополнительные доходы за услуги присоединения.

В 2006 году Компания достигла договоренности о внесении изменений в договор о присоединении с ОАО «Ростелеком» в части введения посекундной тарификации. Ожидается, что это изменение повлечет за собой снижение ежегодных доходов от услуг пропуска трафика от ОАО "Ростелеком" приблизительно на 14 %. Изменение договора с ОАО "Ростелеком" было одобрено Советом директоров в апреле 2007 года.
Федеральным законом от 22 июля 2005 г. № 119-ФЗ внесены изменения в главу 21 Налогового Кодекса Российской Федерации, которые вступают в действие с 01 января 2007 г. и устанавливают порядок вычета по налогу на добавленную стоимость при использовании неденежных форм расчетов (в частности при зачете встречных требований). С 01 января 2007 г. принимать к вычету НДС можно будет только после фактической уплаты налога поставщику, вследствие чего в 2007 г. возможно изменение схемы расчетов с ОАО «Ростелеком» в части отмены зачетов встречных требований.

Изменение отраслевого законодательства

В июле 2007 г. вступают в силу изменения в Федеральный закон от 7 июля 2003 г. N126-ФЗ «О связи», внесенные Федеральным законом от 09 февраля 2007 года №14-ФЗ.

Изменения вводят:

обязательную оценку соответствия системного проекта сети связи требованиям в области связи в форме экспертизы, которая проводится в порядке, установленном Правительством Российской Федерации;

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регистрацию сети электросвязи оператора связи, входящей в сеть связи общего пользования, в порядке, установленном Правительством Российской Федерации.

Учитывая, что порядок экспертизы системного проекта сети связи и порядок регистрации сети электросвязи Правительством Российской Федерации не разработан, Компания не имеет возможности оценить последствия изменений закона.

Сети электросвязи, построение которых осуществлено до дня вступления в силу указанных изменений, должны быть зарегистрированы в соответствии с требованиями новой редакции Федерального закона «О связи» не позднее 1 января 2010 г..

Тарифное регулирование

Приказом Федеральной службы по тарифам России от 17.11.2006 г. №279-с/3 Компании утверждены предельные максимальные тарифы на услуги местной, внутризоновой телефонной связи и размер компенсационной надбавки к цене на услуги местного и зонового инициирования вызова, которые были введены в действие с 1 февраля 2007 г.

Сравнительные показатели по состоянию на и за год, окончившийся 31 декабря 2005 г. были скорректированы. Дополнительная информация в примечании 2.

35. События, происшедшие после отчетной даты (продолжение)

Тарифное регулирование (продолжение)

Для Компании установлены:

- для абонентов - граждан три обязательных тарифных плана (с повременной, абонентской и комбинированной системой оплаты) и один дополнительный (социальный),

Formatted: Bullets and Numbering

- для абонентов - юридических лиц один обязательный тарифный план (с повременной системой оплаты) и один дополнительный (с использованием абонентской системы оплаты за неограниченный объем местных телефонных соединений).

Ежемесячный платеж за услуги местной телефонной связи будет состоять из обязательных платежей за услугу «Предоставления в пользование абонентской линии» и «Предоставления местного телефонного соединения» (по одной из выбранных систем оплаты).

Тарифный план с абонентской системой оплаты ориентирован, прежде всего, на многоговорящих абонентов, которые не ограничивают себя в общении по телефону. Данный тарифный план позволяет говорить неограниченное количество минут и платить ежемесячно фиксированную сумму.

Тарифный план с повременной системой оплаты предполагает поминутную оплату разговоров, начиная с первой секунды, при этом телефонные соединения продолжительностью менее 6 секунд не подлежат оплате.

Тарифный план с комбинированной системой оплаты включает ежемесячный базовый объем минут за фиксированную плату и предусматривает поминутную оплату звонков сверх установленного лимита по сниженной стоимости за минуту.

В результате введения вышеуказанных тарифных планов, с 01.02.2007 г. тарифы на услуги местной телефонной связи были увеличены в среднем на 10,6 %. Тарифы на внутризоновую связь были снижены в среднем на 2,8 %.

INFORMATION ABOUT SOME FACTS THAT MAY HAVE SIGNIFICANT INFLUENCE ON THE COST OF THE SECURITIES OF THE JOINT-STOCK COMPANY

1. General Information	
1.1. Full name of issuer	*Sibirtelecom Open Joint Stock Company*
1.2. Abridged name of issuer	*Sibirtelecom OJSC*
1.3. Issuer's location	*53 Gorkogo St., Novosibirsk*
1.4. Issuer's PSRN	*1025403189778*
1.5. Issuer's TIN	*5407127828*
1.6. Unique issuer's code given by the registering body	*00195-A*
1.7. Website in Internet, that is used by issuer to disclose the information	*http://www.sibirtelecom.ru/investor/info.php*

2. Message Content

2.1. Date of the meeting of Sibirtelecom Board of Directors: *August 10, 2007.*

2.2. Date and number of the minutes of Sibirtelecom Board of Directors meeting: *Minutes No.3 of August 14, 2007.*

2.3. Decision, made by the Board of Directors on 'Formation of Sibirtelecom's Management Board, determination of its term, approval of terms in contracts with Board members':

2.3.1. Form the Management Board consisting of eleven members;

2.3.2. Set the term of the Management Board from August 10, 2007 through August 9, 2008;

2.3.3. Appoint as Management Board members:

1. Alexander Ivanovich Isayev, General Director of Sibirtelecom OJSC – Chairman of the Board;
2. Ivan Ivanovich Borzenko, Deputy General Director – Director for Security;
3. Anatoly Victorovich Grib, Technical Director;
4. Ivan Vitalyevich Dadykin, First Deputy General Director;
5. Dmitry Yevgenyevich Kurilov, Business Manager;
6. Valery Vasilyevich Ratushny, Administrative Director;
7. Nikolay Nikolayevich Rybakov, Deputy General Director – Director for Economy and Finances;
8. Dmitry Vadimovich Selivanov, Director for Project Management;
9. Irina Alexandrovna Snytko, Director for Personnel Management;
10. Galina Ivanovna Khvoshchinskaya – Chief Accountant;
11. Alexander Andreyevich Sheifer - Deputy General Director – Director of Novosibirsk Branch.

2.4. The share of participation of each issuer's Management Board member in the authorized capital of the issuer, the share of issuer's common shares that are held by the person, the share of participation in the authorized capital of issuer's affiliated and subsidiary companies, the share of common shares of issuer's affiliate and/or subsidiary companies that are held by the person:

1. Alexander Ivanovich Isayev.

Share of participation in the issuer's authorized capital: no share.
Share of issuer's common shares that are held by the person: no share.
Share of participation in the authorized capital of issuer's affiliated and subsidiary companies: no share.

2. Ivan Ivanovich Borzenko.
Share of participation in the issuer's authorized capital: 0.000239%.
Share of issuer's common shares that are held by the person: 0.00015%.
Share of participation in the authorized capital of issuer's affiliated and subsidiary companies: no share.

3. Anatoly Victorovich Grib
Share of participation in the issuer's authorized capital: 0.0005%.
Share of issuer's common shares that are held by the person: 0.0001%.
Share of participation in the authorized capital of issuer's affiliated and subsidiary companies: no share.

4. Ivan Vitalyevich Dadykin.
Share of participation in the issuer's authorized capital: no share.
Share of issuer's common shares that are held by the person: no share.
Share of participation in the authorized capital of issuer's affiliated and subsidiary companies: no share.

5. Dmitry Yevgenyevich Kurilov.
Share of participation in the issuer's authorized capital: no share.
Share of issuer's common shares that are held by the person: no share.
Share of participation in the authorized capital of issuer's affiliated and subsidiary companies: no share.

6. Valery Vasilyevich Ratushny.
Share of participation in the issuer's authorized capital: no share.
Share of issuer's common shares that are held by the person: no share.
Share of participation in the authorized capital of issuer's affiliated and subsidiary companies: no share.

7. Nikolay Nikolayevich Rybakov.
Share of participation in the issuer's authorized capital: no share.
Share of issuer's common shares that are held by the person: no share.
Share of participation in the authorized capital of issuer's affiliated and subsidiary companies: no share.

8. Dmitry Vadimovich Selivanov.
Share of participation in the issuer's authorized capital: no share.
Share of issuer's common shares that are held by the person: no share.
Share of participation in the authorized capital of issuer's affiliated and subsidiary companies: no share.

9. Irina Alexandrovna Snytko.
Share of participation in the issuer's authorized capital: no share.
Share of issuer's common shares that are held by the person: no share.
Share of participation in the authorized capital of issuer's affiliated and subsidiary companies: no share.

10. Galina Ivanovna Khvoshchinskaya.
Share of participation in the issuer's authorized capital: 0.00008%.
Share of issuer's common shares that are held by the person: no share.
Share of participation in the authorized capital of issuer's affiliated and subsidiary

companies: no share.

11. Alexander Andreyevich Sheifer
Share of participation in the issuer's authorized capital: 0.037%.
Share of issuer's common shares that are held by the person: 0.048%.
Share of participation in the authorized capital of issuer's affiliated and subsidiary companies: no share.

General Director A.I. Isayev

Seal

Date: August 15, 2007.

II-2

Report about information that can have a significant influence on the value of securities of the Joint Stock Company "About the change in interest of the joint stock company in authorized capital of another commercial organization"

1. General information		
1.1.	Full name of the issuer	*"Sibirtelecom" Open Joint Stock Company*
1.2.	Short name of the issuer	*"Sibirtelecom" OJSC*
1.3.	Location of the issuer	*53 M. Gorkogo St., Novosibirsk*
1.4.	Primary State Registration Number of the issuer	*1025403189778*
1.5.	Taxpayer Identification Number of the issuer	*5407127828*
1.6.	Unique code of the issuer given by registering authority	*00195-A*
1.7.	Web site used by the issuer to disclose the information	*http://www.sibirtelecom.ru/investor/info.php*

2. Content of the report	
2.1.	Full name of the commercial organization in the authorized capital of which the interest of the issuer changed: *"TeleRoss-Novosibirsk" Closed Joint Stock Company".*
2.2.	Location of the commercial organization in the authorized capital of which the interest of the issuer changed: *12 Lenin St., Novosibirsk, 630099, Russian Federation.*
2.3.	Fraction of common shares of "TeleRoss-Novosibirsk" CJSC owned by the issuer before the change in interest: *50%.*
2.4.	Fraction of common shares of "TeleRoss-Novosibirsk" CJSC owned by the issuer after the change in interest: *0%.*
2.5.	Interest of the issuer in the authorized capital of "TeleRoss-Novosibirsk" CJSC before the change: *50%.*
2.6.	Interest of the issuer in the authorized capital of "TeleRoss-Novosibirsk" CJSC after the change: *0%.*
2.7.	The date when interest of the issuer in the authorized capital of "TeleRoss-Novosibirsk" CJSC changed: August 30, 2007.

Acting Director General
(On order No. OK-326
of August 29, 2007)

I.V. Dadykin

Place of seal

Date: August 31, 2007

Report about significant facts

"INFORMATION ON THE YIELD PAID ON ISSUER'S SECURITIES

"INFORMATION ON THE TIME FOR THE FULLFILLMENT OF ISSUER'S OBLIGATIONS TO THE SECURITY HOLDERS"

1. General information		
1.1.	Full name of the issuer	*"Sibirtelecom" Open Joint Stock Company*
1.2.	Short name of the issuer	*"Sibirtelecom" OJSC*
1.3.	Location of the issuer	*53 M. Gorkogo St., Novosibirsk*
1.4.	Primary State Registration Number of the issuer	*1025403189778*
1.5.	Taxpayer Identification Number of the issuer	*5407127828*
1.6.	Unique code of the issuer given by registering authority	*00195-A*
1.7.	Web site used by the issuer to disclose the information	*http://www.sibirtelecom.ru/investor/info.php*

2. Message content	
2.1.	Type, category, series, and other identification features of the securities: *A-type preferred registered uncertified shares.*
2.2.	The state registration number of the security issue, the date of state registration: *2-04-00195-A of July 25, 2003.*
2.3.	The name of the registering authority that performed state registration of the securities issue: *Federal Commission for the Securities Market Service of Russia.*
2.4.	The management body of the issuer, that made a decision about payment (declaration) of dividends on issuer's bounds: *The annual general meeting of shareholders that took place on June 25, 2007.*
2.5.	The date of making a decision about payment (declaration) of dividends on issuer's bounds: *June 25, 2007.*
2.6.	The date of issuing a report of the meeting of the issuer's management body, where a decision was made on payment (declaration) of dividends on issuer's bounds: *Report No.1 of July 9, 2007.*
2.7.	The total dividend rate set to the issuer's shares of certain category (type) and the dividend rate set to one share of certain category (type): *The total dividend rate for 2006 set to preferred shares: 123 173 857 rub.;* *The dividend rate for 2006 set to one preferred share: 0.031515 rub.*
2.8.	The form of payment of the yield on issuer's securities: *cash facilities.*

2.9.	The date of expiration of the period when the obligation to pay the yield on securities shall be fulfilled: *August 24, 2007.*
2.10.	The total rate of dividends paid on the issuer's shares of certain category: *The total dividend rate for 2006 paid on preferred shares: 114 876 568 rub.*
2.11.	The content of issuer's obligation and also the rate of such obligation in money terms for monetary obligation or other obligation that can be expressed in money terms: *Payment of dividends on preferred shares for 2006 at the rate of 123 173 857 rub.*
2.12.	The fact of fulfilling the obligations by the issuer: *The obligation to pay dividends on preferred shares was fulfilled for the sum of 114 876 568 rub. that is 93.3% of the total sum of dividends set to preferred shares.*
2.13.	The rate of obligation in money terms in that it was not fulfilled: *8 297 289 rub. – for preferred shares.*
2.14	The reason of incomplete fulfillment of the obligation: *Non-attendance of shareholders, presence of shareholders whose details for dividend payment changed, death of shareholders.*

Acting General Director
(on order #OK-306
of August 20, 2007)

I.V. Dadykin

Date: August 27, 2007

Place of seal

IV-1

Summary of the Corporate Issuer's security form (common shares, Moscow Interbank Currency Exchange CJSC)

August 2007

Sibirtelecom OJSC's (the "Issuer") securities are issued at Moscow Interbank Currency Exchange CJSC.

The Security form provides general information on the Issuer including name of the Issuer, legal address, state registration, OGRN, INN, bank details, charter capital, information about brunches and agencies, etc.

The security form includes information about issue of common inscribed book-entry shares, issue No. 04. Aggregated amount of common shares – 12,011,401,829. Aggregated amount of issue is RUR 1,801,710,274.35. Nominal value of a share – RUR 0,15.

There is also general information about the issuer's registrar – Joint Registration Company OJSC.

Full text of the Security form in Russian is enclosed herewith.

СИБИРЬ ТЕЛЕКОМ Открытое Акционерное Общество «Сибирьтелеком»

АНКЕТА
ценной бумаги корпоративного эмитента

«__» августа 2007 г.

1. Общая информация

1.1	Полное наименование Заявителя, указанное в Уставе	***Открытое акционерное общество «Сибирьтелеком»***
1.2.	Полное наименование эмитента (Управляющей компании), указанное в Уставе	***Открытое акционерное общество «Сибирьтелеком»***
1.3.	Ответственное лицо Заявителя	***Директор департамента ценных бумаг ОАО «Сибирьтелеком»: Пирожков Сергей Михайлович***
1.4.	Контактные тел., факс, адрес электронной почты Заявителя	***тел.: (383)2191-169, 2191-197 факс:(383) 2191-521, 2235-445 e-mail: pirozhkov@sibirtelecom.ru***
1.5.	Адрес страницы Заявителя в Internet	***www.sibirtelecom.ru***
1.6.	Контактное лицо платёжного агента, контактные тел., факс, адрес электронной почты	***Открытое акционерное общество «Объединенная регистрационная компания», Контактное лицо: Кашина Вера Викторовна (495) 933-42-21, ork@ork-reestr.ru***
1.7.	Наименование организации (ий), осуществляющей функции продавца (ов) ценной бумаги при размещении на ФБ ММВБ	–
1.8.	Ответственное лицо организации (ий), осуществляющей функции продавца (ов) ценной бумаги при размещении на ФБ ММВБ	–
1.9.	Контактные тел., факс, адрес электронной почты организации (ий), осуществляющей функции продавца (ов) ценной бумаги при размещении на ФБ ММВБ	–
1.10.	Наименование финансового консультанта	–
1.11.	Ответственное лицо финансового консультанта	–
1.12.	Контактные тел., факс, адрес электронной почты финансового консультанта	–

2. Основные параметры ценной бумаги.

2.1.	Сокращенное наименование эмитента (Управляющей компании), указанное в Уставе	*ОАО «Сибирьтелеком»*
2.2.	Вид и тип ценной бумаги	*акции обыкновенные именные*
2.3.	Номинальная стоимость ценой бумаги	*0,15 руб.*
2.4.	Форма выпуска ценной бумаги	*бездокументарные*
2.5.	Код и дата государственной регистрации выпуска ценных бумаг	*№1-04-00195-А от 25.07.2003г., ФКЦБ России*
2.6.	Уникальный регистрационный код выпуска (серии, транша) - при наличии	–
2.7.	Порядковый номер выпуска	*04*
2.8.	Количество данных ценных бумаг и общий объем эмиссии	*Количество обыкновенных акций: 12 011 401 829 шт.* *Общий объем эмиссии: 1 801 710 274,35 руб.*

3. Информация об эмитенте

3.1.	Свидетельство о гос. регистрации (внесении записи в Единый государственный реестр юридических лиц)	*Дата государственной регистрации эмитента: 30.05.1994г.* *Номер свидетельства о государственной регистрации: ГР 1161* *Орган, осуществивший государственную регистрацию: Новосибирская городская регистрационная палата* *Свидетельство о внесении записи в Единый государственный реестр юридических лиц:* *серия 54 №001572051 от 23.07.2002 г.* *Орган, осуществивший регистрацию:* *Инспекция МНС России по Железнодорожному району г. Новосибирска Новосибирской области* *ОГРН: 1025403189778*
3.2.	Размер уставного капитала	*Размер уставного капитала: 2 387 973 276, 45 рублей* *Размер уставного капитала в акциях:* *15 919 821 843 шт., в том числе* *обыкновенных именных акций – 12 011 401 829 шт.* *привилегированных именных акций типа А – 3 908 420 014 шт.* *Номинальная стоимость акций – 0,15 рублей*
3.3.	Количество акционеров (участников)	*16 817 (по состоянию на 30.06.2007 г.)*
3.4.	Доля голосующих акций	*75,45%*

3.5.	Доля акций принадлежащих государству (%, шт.)	*Доля в уставном капитале – 0,00098 %* *Количество акций – 156 001 шт.* *(по состоянию на 01.07.2007 г.)*
3.6.	Отраслевая принадлежность	*Связь* *Код ОКВЭД: 64.20*
3.7.	Код ОКПО	*01158832*
3.8.	Дата внесения в ЕГРЮЛ	*23.07.2002 г.*
3.9.	ИНН	*5407127828*
3.10.	Должность и ФИО руководителя	*Генеральный директор* *Исаев Александр Иванович*
3.11.	Место нахождения	*г. Новосибирск, ул. М.Горького, 53*
3.12.	Почтовый адрес	*630099, г. Новосибирск, ул. М.Горького, 53*
3.13.	ФИО, председателя Совета директоров	*Чечельницкий Евгений Александрович*
3.14.	Должность и ФИО лица, ответственного за связь с ФБ ММВБ деятельность с указанием контактных тел./факса	*Директор департамента ценных бумаг* *Пирожков Сергей Михайлович* *Тел.: (383) 2191-169* *Факс: (383) 2191-521* *E-mail: pirozhkov@sibirtelecom.ru* *Начальник отдела связей с инвесторами* *Шипицын Алексей Викторович* *Тел.: (383) 2191-197* *Факс: (383) 2191-521* *E-mail: shipitsin@sibirtelecom.ru*
3.15	Количество и местонахождение филиалов и представительств, адреса, телефоны	*ОАО «Сибирьтелеком» имеет следующие филиалы и представительство:* *1. Горно-Алтайский филиал, расположенный по адресу: 649000, Республика Алтай, г.Горно-Алтайск, ул.Чорос-Гуркина, 51/1; тел.: (38822) 2-45-71* *2. Бурятский филиал, расположенный по адресу: 670000, г. Улан-Удэ, ул. Ленина, 42; тел.: (3012) 21-39-55* *3. Хакасский филиал, расположенный по адресу: 655017, Республика Хакасия, г. Абакан, ул. Щетинкина, 20; тел.: (39022) 23-91-00* *4. Алтайский филиал, расположенный по адресу: 656049, г. Барнаул, ул. Интернациональная, 74; тел.: (3852) 35-35-30* *5. Красноярский филиал, расположенный по адресу: 660017, г. Красноярск, проспект Мира, 102; тел.: (3912) 66-05-06* *6. Иркутский филиал, расположенный по адресу: 664011, г. Иркутск, ул. Свердлова, 37; тел.: (3952) 242-240* *7. Кемеровский филиал, расположенный по адресу: 650099, г. Кемерово, проспект Советский, 61; тел.: (3842) 36-33-25* *8. Новосибирский филиал, расположенный по адресу: 630099, г. Новосибирск, ул. Ленина, 5; тел.: (383) 219-10-01* *9. Омский филиал, расположенный по адресу: 644099, г. Омск, ул. Гагарина, 36; тел.: (3812) 23-32-40* *10. Томский филиал, расположенный по адресу: 634061, г. Томск, ул. Фрунзе, 83а; тел.: (3822)522-494* *11. Читинский филиал, расположенный по адресу: 672076, г. Чита, ул. Ленина, 107; тел.: (3022) 350-000* *12. Представительство в г. Москве, расположенное по адресу: 119002, г. Москва, Плотников переулок, 3, тел.: (495) 241-2601*

3.16.	Банковские реквизиты	*р/с № 40702810144070102945 в Сибирском банке Сбербанка России г.Новосибирск (Центральное ОСБ № 139); к/с 30101810500000000641; БИК 045004641*
3.17.	Контактные тел./факс	*тел.: (383)2191-169, 2191-197 факс:(383)2191-521, 2235- 445*
3.18.	Адрес электронной почты	*office@sibirtelecom.ru*
3.19.	Адрес страницы в Internet	*http://www.sibirtelecom.ru*

4. Информация о выпусках акций эмитента

4.1. Общее количество акций эмитента, из них:

	Штук	**Рублей**
Обыкновенных	***12 011 401 829***	***1 801 710 274,35***
Привилегированных	***3 908 420 014***	***586 263 002,10***
Итого (размер уставного капитала)	***15 919 821 843***	***2 387 973 276,45***

4.2. Общее количество зарегистрированных выпусков акций:

	Событие	Дата регистрации выпуска	Код регистрации	Количество акций в выпуске, шт.		Номинальная стоимость, руб.
				обыкновенных	привилег.	
1.	***Первый выпуск (при учреждении акционерного общества) (аннулирован)***	***08.06.1994г.***	***№51-1п-646***	***1 029 100***	***485 430(тип А) 427 190 (тип Б)***	***100,00***
2.	***Второй выпуск (аннулирован)***	***10.07.1996г.***	***№51-1-1033***	***14 562 900***	***4 854 300***	***10 000,00***
3.	***Третий выпуск (аннулирован)***	***17.09.1997г.***	***№1-03-00195-А №2-03-00195-А***	***14 562 900***	***4 854 300***	***15,00***
4.	***Четвертый выпуск (аннулирован)***	***20.10.2000г.***	***№1-04-00195-А №2-04-00195-А***	***12 203 365***	***4 067 706***	***15,00***
5.	***Пятый выпуск***	***19.09.2001г.***	***№1-05-00195-А №2-05-00195-А***	***2 676 626 500***	***892 200 600***	***0,15***
6.	***Шестой выпуск***	***25.10.2002г.***	***№1-06-00195-А №2-06-00195-А***	***68 884 403***	***22 960 001***	***0,15***
7.	***Седьмой выпуск***	***25.10.2002г.***	***№1-07-00195-А №2-07-00195-А***	***325 847 296***	***108 614 440***	***0,15***
8.	***Восьмой выпуск***	***25.10.2002г.***	***№1-08-00195-А №2-08-00195-А***	***285 890 540***	***436 694 212***	***0,15***
9.	***Девятый выпуск***	***25.10.2002г.***	***№1-09-00195-А №2-09-00195-А***	***1 501 895 988***	***500 634 290***	***0,15***
10.	***Десятый выпуск***	***25.10.2002г.***	***№1-10-00195-А №2-10-00195-А***	***1 438 811 586***	***479 571 247***	***0,15***
11.	***Одиннадцатый выпуск***	***25.10.2002г.***	***№1-11-00195-А №2-11-00195-А***	***1 558 697 405***	***519 565 836***	***0,15***
12.	***Двенадцатый выпуск***	***25.10.2002г.***	***№1-12-00195-А №2-12-00195-А***	***1 147 147 521***	***382 385 698***	***0,15***
13.	***Тринадцатый выпуск***	***25.10.2002г.***	***№1-13-00195-А №2-13-00195-А***	***312 470 198***	***104 153 691***	***0,15***
14.	***Четырнадцатый выпуск***	***25.10.2002г.***	***№1-14-00195-А №2-14-00195-А***	***1 384 929 513***	***461 639 999***	***0,15***
15.	***Пятнадцатый выпуск***	***25.10.2002г.***	***№1-15-00195-А***	***1 310 200 879***	***-***	***0,15***

6.	*Объединение с 5 по 15 выпусков ценных бумаг**	*25.07.2003г.*	*№1-04-00195-А №2-04-00195-А*	*12 011 401 829*	*3 908 420 014*	*0,15*
Общее кол-во акций в обращении				*12 011 401 829*	*3 908 420 014*	*0,15*

Распоряжением ФКЦБ России от 25 июля 2003 № 03-1565/р осуществлено объединение дополнительных выпусков эмиссионных ценных бумаг открытого акционерного общества «Сибирьтелеком», в результате которого:

- аннулированы следующие государственные регистрационные номера, присвоенные выпускам обыкновенных именных бездокументарных акций ОАО «Сибирьтелеком»:

1-05-00195-А от 19.09.2001; 1-06-00195-А от 25.10.2002; 1-07-00195-А от 25.10.2002; 1-08-00195-А от 25.10.2002; 1-09-00195-А от 25.10.2002; 1-10-00195-А от 25.10.2002; 1-11-00195-А от 25.10.2002; 1-12-00195-А от 25.10.2002; 1-13-00195-А от 25.10.2002; 1-14-00195-А от 25.10.2002; 1-15-00195-А от 25.10.2002.

Указанным выпускам обыкновенных именных бездокументарных акций ОАО «Сибирьтелеком» присвоен государственный регистрационный номер 1-04-00195-А от 25 июля 2003 года.

- аннулированы следующие государственные регистрационные номера, присвоенные выпускам привилегированных именных бездокументарных акций ОАО «Сибирьтелеком»:

2-05-00195-А от 19.09.2001; 2-06-00195-А от 25.10.2002; 2-07-00195-А от 25.10.2002; 2-08-00195-А от 25.10.2002; 2-09-00195-А от 25.10.2002; 2-10-00195-А от 25.10.2002; 2-11-00195-А от 25.10.2002; 2-12-00195-А от 25.10.2002; 2-13-00195-А от 25.10.2002; 2-14-00195-А от 25.10.2002.

Указанным выпускам привилегированных именных бездокументарных акций ОАО «Сибирьтелеком» присвоен государственный регистрационный номер 2-04-00195-А от 25 июля 2003 года.

5. Информация о реестродержателе

5.1.	Полное и сокращенное наименования указанные в Уставе	*Открытое акционерное общество «Объединенная регистрационная компания» ОАО «ОРК»*
5.2.	Номер Лицензии, выданной уполномоченным федеральным органом исполнительной власти	*10-000-1-00314 без ограничения срока действия*
5.3.	ИНН	*7705108630*
5.4.	Должность и ФИО руководителя	*Генеральный директор – Толстохлебов Сергей Николаевич*
5.5.	Место нахождения	*113095, г. Москва, ул. Пятницкая, д. 70*
5.6.	Реквизиты договора, заключенного с реестродержателем	*Договор на оказание услуг по ведению реестра владельцев ценных бумаг № 98 от 19.01.1998 г.*
5.7.	Банковские реквизиты реестродержателя	*р/с 40702810600000001034 в ОАО АКБ «Связь-Банк» к/с 30101810900000000848 БИК 044525848 ИНН 7705108630*
5.8.	Перечень услуг, предоставляемых реестродержателем (регистратором), сроки перерегистрации и цены	*Стоимость и перечень услуг, предоставляемых регистратором, определены в прейскуранте, утвержденном генеральным директором ОАО «ОРК»*

5.9.	Перечень документов, необходимых для осуществления перерегистрации прав	***Документы, необходимые для осуществления перерегистрации прав, предоставляются в соответствии с требованиями Правил ведения реестра владельцев ценных бумаг ОАО «ОРК», (утверждены приказом генерального директора ОАО «ОРК» от 14 октября 2005 г. №195) (с последующими изменениями).***
5.10.	Почтовый адрес	***107078, г.Москва, а/я 162***
5.11.	Контактные тел./факс	***(495) 933-42-21***
5.12.	Адрес электронной почты	***ork@ork-reestr.ru***

Первый заместитель генерального директора **И.В. Дадыкин**

М.П.

IV-2

Summary of the Corporate Issuer's security form (preferred shares, Moscow Interbank Currency Exchange CJSC)

August 2007

Sibirtelecom OJSC's (the "Issuer") securities are issued at Moscow Interbank Currency Exchange CJSC.

The Security form provides general information on the Issuer including name of the Issuer, legal address, state registration, OGRN, INN, bank details, charter capital, information about brunches and agencies, etc.

The security form includes information about issue of preferred inscribed book-entry type A shares, issue No. 04. Aggregated amount of preferred shares – 3,908,420,014. Aggregated amount of issue is RUR 586,263,002.1. Nominal value of a share – RUR 0,15.

There is also general information about the issuer's registrar – Joint Registration Company OJSC.

Full text of the Security form in Russian is enclosed herewith.

Открытое Акционерное Общество «Сибирьтелеком»

АНКЕТА
ценной бумаги корпоративного эмитента

«__» августа 2007 г.

1. Общая информация

1.1	Полное наименование Заявителя, указанное в Уставе	*Открытое акционерное общество «Сибирьтелеком»*
1.2.	Полное наименование эмитента (Управляющей компании), указанное в Уставе	*Открытое акционерное общество «Сибирьтелеком»*
1.3.	Ответственное лицо Заявителя	*Директор департамента ценных бумаг ОАО «Сибирьтелеком»: Пирожков Сергей Михайлович*
1.4.	Контактные тел., факс, адрес электронной почты Заявителя	*тел.: (383)2191-169, 2191-197 факс:(383) 2191-521, 2235-445 e-mail: pirozhkov@sibirtelecom.ru*
1.5.	Адрес страницы Заявителя в Internet	*www.sibirtelecom.ru*
1.6.	Контактное лицо платёжного агента, контактные тел., факс, адрес электронной почты	*Открытое акционерное общество «Объединенная регистрационная компания», Контактное лицо: Кашина Вера Викторовна (495) 933-42-21, ork@ork-reestr.ru*
1.7.	Наименование организации (ий), осуществляющей функции продавца (ов) ценной бумаги при размещении на ФБ ММВБ	–
1.8.	Ответственное лицо организации (ий), осуществляющей функции продавца (ов) ценной бумаги при размещении на ФБ ММВБ	–
1.9.	Контактные тел., факс, адрес электронной почты организации (ий), осуществляющей функции продавца (ов) ценной бумаги при размещении на ФБ ММВБ	–
1.10.	Наименование финансового консультанта	–
1.11.	Ответственное лицо финансового консультанта	–
1.12.	Контактные тел., факс, адрес электронной почты финансового консультанта	–

2. Основные параметры ценной бумаги.

2.1.	Сокращенное наименование эмитента (Управляющей компании), указанное в Уставе	*ОАО «Сибирьтелеком»*
2.2.	Вид и тип ценной бумаги	*акции привилегированные именные типа А*
2.3.	Номинальная стоимость ценой бумаги	*0,15 руб.*
2.4.	Форма выпуска ценной бумаги	*бездокументарные*
2.5.	Код и дата государственной регистрации выпуска ценных бумаг	*№2-04-00195-А от 25.07.2003г., ФКЦБ России*
2.6.	Уникальный регистрационный код выпуска (серии, транша) - при наличии	–
2.7.	Порядковый номер выпуска	*04*
2.8.	Количество данных ценных бумаг и общий объем эмиссии	*Количество привилегированных акций: 3 908 420 014 шт.* *Общий объем эмиссии: 586 263 002,10 руб.*

3. Информация об эмитенте

3.1.	Свидетельство о гос. регистрации (внесении записи в Единый государственный реестр юридических лиц)	*Дата государственной регистрации эмитента: 30.05.1994г.* *Номер свидетельства о государственной регистрации: ГР 1161* *Орган, осуществивший государственную регистрацию: Новосибирская городская регистрационная палата* *Свидетельство о внесении записи в Единый государственный реестр юридических лиц: серия 54 №001572051 от 23.07.2002 г.* *Орган, осуществивший регистрацию: Инспекция МНС России по Железнодорожному району г. Новосибирска Новосибирской области* *ОГРН: 1025403189778*
3.2.	Размер уставного капитала	*Размер уставного капитала: 2 387 973 276, 45 рублей* *Размер уставного капитала в акциях: 15 919 821 843 шт., в том числе* *обыкновенных именных акций – 12 011 401 829 шт.* *привилегированных именных акций типа А – 3 908 420 014 шт.* *Номинальная стоимость акций – 0,15 рублей*
3.3.	Количество акционеров (участников)	*16 817 (по состоянию на 30.06.2007 г.)*
3.4.	Доля голосующих акций	*75,45%*

3.5.	Доля акций принадлежащих государству (%, шт.)	*Доля в уставном капитале – 0,00098 %* *Количество акций – 156 001 шт.* *(по состоянию на 01.07.2007 г.)*
3.6.	Отраслевая принадлежность	*Связь* *Код ОКВЭД: 64.20*
3.7.	Код ОКПО	*01158832*
3.8.	Дата внесения в ЕГРЮЛ	*23.07.2002 г.*
3.9.	ИНН	*5407127828*
3.10.	Должность и ФИО руководителя	*Генеральный директор* *Исаев Александр Иванович*
3.11.	Место нахождения	*г. Новосибирск, ул. М.Горького, 53*
3.12.	Почтовый адрес	*630099, г. Новосибирск, ул. М.Горького, 53*
3.13.	ФИО, председателя Совета директоров	*Чечельницкий Евгений Александрович*
3.14.	Должность и ФИО лица, ответственного за связь с ФБ ММВБ деятельность с указанием контактных тел./факса	*Директор департамента ценных бумаг* *Пирожков Сергей Михайлович* *Тел.: (383) 2191-169* *Факс: (383) 2191-521* *E-mail: pirozhkov@sibirtelecom.ru* *Начальник отдела связей с инвесторами* *Шипицын Алексей Викторович* *Тел.: (383) 2191-197* *Факс: (383) 2191-521* *E-mail: shipitsin@sibirtelecom.ru*
3.15	Количество и местонахождение филиалов и представительств, адреса, телефоны	*ОАО «Сибирьтелеком» имеет следующие филиалы и представительство:* *1. Горно-Алтайский филиал, расположенный по адресу: 649000, Республика Алтай, г.Горно-Алтайск, ул.Чорос-Гуркина, 51/1; тел.: (38822) 2-45-71* *2. Бурятский филиал, расположенный по адресу: 670000, г. Улан-Удэ, ул. Ленина, 42; тел.: (3012) 21-39-55* *3. Хакасский филиал, расположенный по адресу: 655017, Республика Хакасия, г. Абакан, ул. Щетинкина, 20; тел.: (39022) 23-91-00* *4. Алтайский филиал, расположенный по адресу: 656049, г. Барнаул, ул. Интернациональная, 74; тел.: (3852) 35-35-30* *5. Красноярский филиал, расположенный по адресу: 660017, г. Красноярск, проспект Мира, 102; тел.: (3912) 66-05-06* *6. Иркутский филиал, расположенный по адресу: 664011, г. Иркутск, ул. Свердлова, 37; тел.: (3952) 242-240* *7. Кемеровский филиал, расположенный по адресу: 650099, г. Кемерово, проспект Советский, 61; тел.: (3842) 36-33-25* *8. Новосибирский филиал, расположенный по адресу: 630099, г. Новосибирск, ул. Ленина, 5; тел.: (383) 219-10-01* *9. Омский филиал, расположенный по адресу: 644099, г. Омск, ул. Гагарина, 36; тел.: (3812) 23-32-40* *10. Томский филиал, расположенный по адресу: 634061, г. Томск, ул. Фрунзе, 83а; тел.: (3822)522-494* *11. Читинский филиал, расположенный по адресу: 672076, г. Чита, ул. Ленина, 107; тел.: (3022) 350-000* *12. Представительство в г. Москве, расположенное по адресу: 119002, г. Москва, Плотников переулок, 3, тел.: (495) 241-2601*

3.16.	Банковские реквизиты	*р/с № 40702810144070102945 в Сибирском банке Сбербанка России г.Новосибирск (Центральное ОСБ № 139);* *к/с 30101810500000000641;* *БИК 045004641*
3.17.	Контактные тел./факс	*тел.: (383)2191-169, 2191-197* *факс:(383)2191-521, 2235- 445*
3.18.	Адрес электронной почты	*office@sibirtelecom.ru*
3.19.	Адрес страницы в Internet	*http://www.sibirtelecom.ru*

4. Информация о выпусках акций эмитента

4.1. Общее количество акций эмитента, из них:

	Штук	Рублей
Обыкновенных	*12 011 401 829*	*1 801 710 274,35*
Привилегированных	*3 908 420 014*	*586 263 002,10*
Итого (размер уставного капитала)	*15 919 821 843*	*2 387 973 276,45*

4.2. Общее количество зарегистрированных выпусков акций:

	Событие	Дата регистрации выпуска	Код регистрации	Количество акций в выпуске, шт.		Номинальная стоимость, руб.
				обыкновенных	привилег.	
1.	*Первый выпуск (при учреждении акционерного общества) (аннулирован)*	*08.06.1994г.*	*№51-1п-646*	*1 029 100*	*485 430(тип А) 427 190 (тип Б)*	*100,00*
2.	*Второй выпуск (аннулирован)*	*10.07.1996г.*	*№51-1-1033*	*14 562 900*	*4 854 300*	*10 000,00*
3.	*Третий выпуск (аннулирован)*	*17.09.1997г.*	*№1-03-00195-А №2-03-00195-А*	*14 562 900*	*4 854 300*	*15,00*
4.	*Четвертый выпуск (аннулирован)*	*20.10.2000г.*	*№1-04-00195-А №2-04-00195-А*	*12 203 365*	*4 067 706*	*15,00*
5.	*Пятый выпуск*	*19.09.2001г.*	*№1-05-00195-А №2-05-00195-А*	*2 676 626 500*	*892 200 600*	*0,15*
6.	*Шестой выпуск*	*25.10.2002г.*	*№1-06-00195-А №2-06-00195-А*	*68 884 403*	*22 960 001*	*0,15*
7.	*Седьмой выпуск*	*25.10.2002г.*	*№1-07-00195-А №2-07-00195-А*	*325 847 296*	*108 614 440*	*0,15*
8.	*Восьмой выпуск*	*25.10.2002г.*	*№1-08-00195-А №2-08-00195-А*	*285 890 540*	*436 694 212*	*0,15*
9.	*Девятый выпуск*	*25.10.2002г.*	*№1-09-00195-А №2-09-00195-А*	*1 501 895 988*	*500 634 290*	*0,15*
10.	*Десятый выпуск*	*25.10.2002г.*	*№1-10-00195-А №2-10-00195-А*	*1 438 811 586*	*479 571 247*	*0,15*
11.	*Одиннадцатый выпуск*	*25.10.2002г.*	*№1-11-00195-А №2-11-00195-А*	*1 558 697 405*	*519 565 836*	*0,15*
12.	*Двенадцатый выпуск*	*25.10.2002г.*	*№1-12-00195-А №2-12-00195-А*	*1 147 147 521*	*382 385 698*	*0,15*
13.	*Тринадцатый выпуск*	*25.10.2002г.*	*№1-13-00195-А №2-13-00195-А*	*312 470 198*	*104 153 691*	*0,15*
14.	*Четырнадцатый выпуск*	*25.10.2002г.*	*№1-14-00195-А №2-14-00195-А*	*1 384 929 513*	*461 639 999*	*0,15*
15.	*Пятнадцатый выпуск*	*25.10.2002г.*	*№1-15-00195-А*	*1 310 200 879*	*-*	*0,15*

16.	*Объединение с 5 по 15 выпусков ценных бумаг**	*25.07.2003г.*	*№1-04-00195-А №2-04-00195-А*	*12 011 401 829*	*3 908 420 014*	*0,15*
Общее кол-во акций в обращении				*12 011 401 829*	*3 908 420 014*	*0,15*

****Распоряжением ФКЦБ России от 25 июля 2003 № 03-1565/р осуществлено объединение дополнительных выпусков эмиссионных ценных бумаг открытого акционерного общества «Сибирьтелеком», в результате которого:***

- аннулированы следующие государственные регистрационные номера, присвоенные выпускам обыкновенных именных бездокументарных акций ОАО «Сибирьтелеком»:

1-05-00195-А от 19.09.2001; 1-06-00195-А от 25.10.2002; 1-07-00195-А от 25.10.2002;

1-08-00195-А от 25.10.2002; 1-09-00195-А от 25.10.2002; 1-10-00195-А от 25.10.2002;

1-11-00195-А от 25.10.2002; 1-12-00195-А от 25.10.2002; 1-13-00195-А от 25.10.2002;

1-14-00195-А от 25.10.2002; 1-15-00195-А от 25.10.2002.

Указанным выпускам обыкновенных именных бездокументарных акций ОАО «Сибирьтелеком» присвоен государственный регистрационный номер 1-04-00195-А от 25 июля 2003 года.

- аннулированы следующие государственные регистрационные номера, присвоенные выпускам привилегированных именных бездокументарных акций ОАО «Сибирьтелеком»:

2-05-00195-А от 19.09.2001; 2-06-00195-А от 25.10.2002; 2-07-00195-А от 25.10.2002;

2-08-00195-А от 25.10.2002; 2-09-00195-А от 25.10.2002; 2-10-00195-А от 25.10.2002;

2-11-00195-А от 25.10.2002; 2-12-00195-А от 25.10.2002; 2-13-00195-А от 25.10.2002;

2-14-00195-А от 25.10.2002.

Указанным выпускам привилегированных именных бездокументарных акций ОАО «Сибирьтелеком» присвоен государственный регистрационный номер 2-04-00195-А от 25 июля 2003 года.

5. Информация о реестродержателе

5.1.	Полное и сокращенное наименования указанные в Уставе	*Открытое акционерное общество «Объединенная регистрационная компания» ОАО «ОРК»*
5.2.	Номер Лицензии, выданной уполномоченным федеральным органом исполнительной власти	*10-000-1-00314 без ограничения срока действия*
5.3.	ИНН	*7705108630*
5.4.	Должность и ФИО руководителя	*Генеральный директор – Толстохлебов Сергей Николаевич*
5.5.	Место нахождения	*113095, г. Москва, ул. Пятницкая, д. 70*
5.6.	Реквизиты договора, заключенного с реестродержателем	*Договор на оказание услуг по ведению реестра владельцев ценных бумаг № 98 от 19.01.1998 г.*
5.7.	Банковские реквизиты реестродержателя	*р/с 40702810600000001034 в ОАО АКБ «Связь-Банк» к/с 30101810900000000848 БИК 044525848 ИНН 7705108630*
5.8.	Перечень услуг, предоставляемых реестродержателем (регистратором), сроки перерегистрации и цены	*Стоимость и перечень услуг, предоставляемых регистратором, определены в прейскуранте, утвержденном генеральным директором ОАО «ОРК»*

5.9.	Перечень документов, необходимых для осуществления перерегистрации прав	***Документы, необходимые для осуществления перерегистрации прав, предоставляются в соответствии с требованиями Правил ведения реестра владельцев ценных бумаг ОАО «ОРК», (утверждены приказом генерального директора ОАО «ОРК» от 14 октября 2005 г. №195) (с последующими изменениями).***
5.10.	Почтовый адрес	***107078, г.Москва, а/я 162***
5.11.	Контактные тел./факс	***(495) 933-42-21***
5.12.	Адрес электронной почты	***ork@ork-reestr.ru***

Первый заместитель генерального директора **И.В. Дадыкин**

М.П.

IV-3

Summary of the Corporate Issuer's security form (preferred shares, Open Joint Stock Company Stock Exchange "Russian Trading System")

August 2007

Sibirtelecom OJSC's (the "Issuer") securities are issued at Open Joint Stock Company Stock Exchange "Russian Trading System".

The Security form provides general information on the Issuer including name of the Issuer, legal address, state registration, OGRN, INN, bank details, charter capital, information about brunches and agencies, etc.

The security form includes information about issue of preferred inscribed book-entry type A shares. Aggregated amount of preferred shares – 3,908,420,014. Aggregated amount of issue is RUR 586,263,002.1. Nominal value of a share – RUR 0,15.

There is also general information about the issuer's registrar – Joint Registration Company OJSC.

Full text of the Security form in Russian is enclosed herewith.

код, присвоенный Эмитенту
(заполняется Биржей)

код Заявителя на Бирже
(заполняется только профучастником)

АНКЕТА ценной бумаги

«__» августа 2007 г.

1. Общая информация

1.1.	Полное наименование Заявителя, указанное в Уставе	***Открытое акционерное общество «Сибирьтелеком»***
1.2.	Полное наименование эмитента, указанное в Уставе (на русском и английском языках)	***Открытое акционерное общество «Сибирьтелеком»*** ***Open Joint - Stock Company Sibirtelecom***
1.3.	Ответственное лицо Заявителя	***Директор департамента ценных бумаг ОАО «Сибирьтелеком»:*** ***Пирожков Сергей Михайлович***
1.4.	Контактные тел., адрес электронной почты Заявителя	***тел.: (383)2191-169, 2191-197*** ***факс:(383) 2191-521, 2235-445*** ***e-mail: pirozhkov@sibirtelecom.ru***

2. Основные параметры заявляемых ценных бумаг (акции)

2.1.1.	Сокращенное наименование эмитента, указанное в Уставе (на русском и английском языках)	***ОАО «Сибирьтелеком»*** ***OJSC Sibirtelecom***
2.1.2.	Вид, тип и форма выпуска ценной бумаги	***Акции привилегированные именные бездокументарные типа А***
2.1.3.	Номинальная стоимость ценой бумаги	***0,15 руб.***
2.1.4.	Количество заявленных ценных бумаг (по типам) и общий объем эмиссии	***Количество привилегированных акций: 3 908 420 014 шт.*** ***Общий объем эмиссии: 586 263 002,10 руб.***
2.1.5.	Номер и дата государственной регистрации выпуска (выпусков) ценных бумаг, регистрирующий орган	***№2-04-00195-А от 25.07.2003г., ФКЦБ России***
2.1.6.	Дата регистрации/подачи отчета (отчетов)/уведомления об итогах выпуска ценных бумаг, регистрирующий орган	***Распоряжением ФКЦБ России от 25.07.2003г. №03-1565/р осуществлено объединение с 5 по 14 выпусков привилегированных именных бездокументарных акций.*** ***Отчет по итогам 5-го выпуска привилегированных именных бездокументарных акций (государственный регистрационный номер №2-05-00195-А) зарегистрирован ФКЦБ России 26.10.2001г.*** ***Отчеты по итогам с 6 по 14 выпусков привилегированных именных бездокументарных акций (государственные регистрационные номера***

		№2-06-00195-А, 2-07-00195-А, 2-08-00195-А, 2-09-00195-А, 2-10-00195-А, 2-11-00195-А, 2-12-00195-А, 2-13-00195-А, 2-14-00195-А) зарегистрированы ФКЦБ России 27.12.2002г.
2.1.7.	ISIN коды выпусков	*RU0009088280*

3. Информация об Эмитенте

3.1.	Свидетельство о гос. регистрации (о внесении записи в ЕГРЮЛ)	*Дата государственной регистрации эмитента: 30.05.1994г.* *Номер свидетельства о государственной регистрации:* *ГР 1161* *Орган, осуществивший государственную регистрацию: Новосибирская городская регистрационная палата* *Свидетельство о внесении записи в Единый государственный реестр юридических лиц: серия 54 №001572051 от 23.07.2002 г.* *Орган, осуществивший регистрацию: Инспекция МНС России по Железнодорожному району г. Новосибирска Новосибирской области* *ОГРН: 1025403189778*
3.2.	Количество акционеров	*16 817 (по состоянию на 30.06.2007 г.)*
3.3.	Максимальная доля голосующих акций, находящаяся во владении одного лица и его аффилированных лиц	*Доля обыкновенных именных акций ОАО «Сибирьтелеком», находящихся во владении одного лица и/или аффилированных лиц не превышает 75% от общего количества размещенных обыкновенных акций компании.* *Основной акционер - ОАО «Связьинвест»(50,67% обыкновенных акций компании).*
3.4.	Стоимость чистых активов/размер собственных средств	*13 940 603 тыс. руб. (по состоянию на 30.06.2007 г.)*
3.5.	Уставный капитал	*Размер уставного капитала: 2 387 973 276, 45 рублей* *Размер уставного капитала в акциях:* *15 919 821 843 шт., в том числе* *обыкновенных именных акций – 12 011 401 829 шт.* *привилегированных именных акций типа А – 3 908 420 014 шт.* *Номинальная стоимость акций – 0,15 рублей*
3.6.	Количество объявленных акций	*Объявленные акции:* *обыкновенные акции – 8 924 671 шт.* *привилегированные акции типа А – 2 980 586 шт.*
3.7.	Отраслевая принадлежность	*Связь* *Код ОКВЭД: 64.20*
3.8.	ИНН	*5407127828*
3.9.	Должность и ФИО руководителя	*Генеральный директор* *Исаев Александр Иванович*
3.10.	Юридический адрес	*г. Новосибирск, ул. М.Горького, 53*
3.11.	Почтовый адрес	*630099, г. Новосибирск, ул. М.Горького, 53*
3.12.	ФИО Председателя Совета директоров	*Чечельницкий Евгений Александрович*

3.13.	Должность и ФИО лиц, ответственных за фондовую деятельность (руководитель и/или специалист) с указанием контактных тел./факса и адреса эл. почты	*Директор департамента ценных бумаг* *Пирожков Сергей Михайлович* *Тел.: (383) 2191-169* *Факс: (383) 2191-521* *E-mail: pirozhkov@sibirtelecom.ru* *Начальник отдела связей с инвесторами* *Шипицын Алексей Викторович* *Тел.: (383) 2191-197* *Факс: (383) 2191-521* *E-mail: shipitsin@sibirtelecom.ru*
3.14.	Количество и месторасположение филиалов и представительств, адреса, телефоны.	*ОАО «Сибирьтелеком» имеет следующие филиалы и представительство:* *1. Горно-Алтайский филиал, расположенный по адресу: 649000, Республика Алтай, г.Горно-Алтайск, ул.Чорос-Гуркина, 51/1; тел.: (38822) 2-45-71* *2. Бурятский филиал, расположенный по адресу: 670000, г. Улан-Удэ, ул. Ленина, 42; тел.: (3012) 21-39-55* *3. Хакасский филиал, расположенный по адресу: 655017, Республика Хакасия, г. Абакан, ул. Щетинкина, 20; тел.: (39022) 23-91-00* *4. Алтайский филиал, расположенный по адресу: 656049, г. Барнаул, ул. Интернациональная, 74; тел.: (3852) 35-35-30* *5. Красноярский филиал, расположенный по адресу: 660017, г. Красноярск, проспект Мира, 102; тел.: (3912) 66-05-06* *6. Иркутский филиал, расположенный по адресу: 664011, г. Иркутск, ул. Свердлова, 37; тел.: (3952) 242-240* *7. Кемеровский филиал, расположенный по адресу: 650099, г. Кемерово, проспект Советский, 61; тел.: (3842) 36-33-25* *8. Новосибирский филиал, расположенный по адресу: 630099, г. Новосибирск, ул. Ленина, 5; тел.: (383) 219-10-01* *9. Омский филиал, расположенный по адресу: 644099, г. Омск, ул. Гагарина, 36; тел.: (3812) 23-32-40* *10. Томский филиал, расположенный по адресу: 634061, г. Томск, ул. Фрунзе, 83а; тел.: (3822)522-494* *11. Читинский филиал, расположенный по адресу: 672076, г. Чита, ул. Ленина, 107; тел.: (3022) 350-000* *12. Представительство в г. Москве, расположенное по адресу: 119002, г. Москва, Плотников переулок, 3, тел.: (495) 241-2601*
3.15.	Банковские реквизиты	*р/с № 40702810144070102945 в Сибирском банке Сбербанка России г.Новосибирск (Центральное ОСБ № 139);* *к/с 30101810500000000641;* *БИК 045004641*
3.16.	Контактные тел./факс	*тел.: (383)2191-169, 2191-197* *факс:(383)2191-521, 2235- 445*

3.17.	Адрес электронной почты	***office@sibirtelecom.ru***
3.18.	Адрес страницы в Internet	***http://www.sibirtelecom.ru***

4. Информация о выпусках ценных бумаг эмитента

4.1. Общее количество акций эмитента (в соответствии с действующим Уставом), из них:

	штук	рублей
обыкновенные	*12 011 401 829*	*1 801 710 274,35*
привилегированные	*3 908 420 014*	*586 263 002,10*
Итого (размер уставного капитала)	*15 919 821 843*	*2 387 973 276,45*

4.2. Общее количество зарегистрированных выпусков акций:

	Событие	Дата регистрации выпуска	Код регистрации	Количество акций в выпуске, шт.		Номинальная стоимость, руб.
				обыкновенных	привилег.	
1.	*Первый выпуск (при учреждении акционерного общества) (аннулирован)*	*08.06.1994г.*	*№51-1п-646*	*1 029 100*	*485 430 (тип А)* *427 190 (тип Б)*	*100,00*
2.	*Второй выпуск (аннулирован)*	*10.07.1996г.*	*№51-1-1033*	*14 562 900*	*4 854 300*	*10 000,00*
3.	*Третий выпуск (аннулирован)*	*17.09.1997г.*	*№1-03-00195-А* *№2-03-00195-А*	*14 562 900*	*4 854 300*	*15,00*
4.	*Четвертый выпуск (аннулирован)*	*20.10.2000г.*	*№1-04-00195-А* *№2-04-00195-А*	*12 203 365*	*4 067 706*	*15,00*
5.	*Пятый выпуск*	*19.09.2001г.*	*№1-05-00195-А* *№2-05-00195-А*	*2 676 626 500*	*892 200 600*	*0,15*
6.	*Шестой выпуск*	*25.10.2002г.*	*№1-06-00195-А* *№2-06-00195-А*	*68 884 403*	*22 960 001*	*0,15*
7.	*Седьмой выпуск*	*25.10.2002г.*	*№1-07-00195-А* *№2-07-00195-А*	*325 847 296*	*108 614 440*	*0,15*
8.	*Восьмой выпуск*	*25.10.2002г.*	*№1-08-00195-А* *№2-08-00195-А*	*285 890 540*	*436 694 212*	*0,15*
9.	*Девятый выпуск*	*25.10.2002г.*	*№1-09-00195-А* *№2-09-00195-А*	*1 501 895 988*	*500 634 290*	*0,15*
10.	*Десятый выпуск*	*25.10.2002г.*	*№1-10-00195-А* *№2-10-00195-А*	*1 438 811 586*	*479 571 247*	*0,15*
11.	*Одиннадцатый выпуск*	*25.10.2002г.*	*№1-11-00195-А* *№2-11-00195-А*	*1 558 697 405*	*519 565 836*	*0,15*
12.	*Двенадцатый выпуск*	*25.10.2002г.*	*№1-12-00195-А* *№2-12-00195-А*	*1 147 147 521*	*382 385 698*	*0,15*
13.	*Тринадцатый выпуск*	*25.10.2002г.*	*№1-13-00195-А* *№2-13-00195-А*	*312 470 198*	*104 153 691*	*0,15*
14.	*Четырнадцатый выпуск*	*25.10.2002г.*	*№1-14-00195-А* *№2-14-00195-А*	*1 384 929 513*	*461 639 999*	*0,15*
15.	*Пятнадцатый выпуск*	*25.10.2002г.*	*№1-15-00195-А*	*1 310 200 879*	-	*0,15*
16.	*Объединение с 5 по 15 выпусков ценных бумаг**	*25.07.2003г.*	*№1-04-00195-А* *№2-04-00195-А*	*12 011 401 829*	*3 908 420 014*	*0,15*
Общее кол-во акций в обращении				*12 011 401 829*	*3 908 420 014*	*0,15*

****Распоряжением ФКЦБ России от 25 июля 2003 № 03-1565/р осуществлено объединение дополнительных выпусков эмиссионных ценных бумаг открытого акционерного общества «Сибирьтелеком», в результате которого:***

- аннулированы следующие государственные регистрационные номера, присвоенные выпускам обыкновенных именных бездокументарных акций ОАО «Сибирьтелеком»:
1-05-00195-А от 19.09.2001; 1-06-00195-А от 25.10.2002; 1-07-00195-А от 25.10.2002;
1-08-00195-А от 25.10.2002; 1-09-00195-А от 25.10.2002; 1-10-00195-А от 25.10.2002;
1-11-00195-А от 25.10.2002; 1-12-00195-А от 25.10.2002; 1-13-00195-А от 25.10.2002;
1-14-00195-А от 25.10.2002; 1-15-00195-А от 25.10.2002.
Указанным выпускам обыкновенных именных бездокументарных акций ОАО «Сибирьтелеком» присвоен государственный регистрационный номер 1-04-00195-А от 25 июля 2003 года.

- аннулированы следующие государственные регистрационные номера, присвоенные выпускам привилегированных именных бездокументарных акций ОАО «Сибирьтелеком»:
2-05-00195-А от 19.09.2001; 2-06-00195-А от 25.10.2002; 2-07-00195-А от 25.10.2002;
2-08-00195-А от 25.10.2002; 2-09-00195-А от 25.10.2002; 2-10-00195-А от 25.10.2002;
2-11-00195-А от 25.10.2002; 2-12-00195-А от 25.10.2002; 2-13-00195-А от 25.10.2002;
2-14-00195-А от 25.10.2002.
Указанным выпускам привилегированных именных бездокументарных акций ОАО «Сибирьтелеком» присвоен государственный регистрационный номер 2-04-00195-А от 25 июля 2003 года.

5. Информация о реестродержателе

5.1.	Полное и сокращенное наименования, указанные в Уставе	***Открытое акционерное общество «Объединенная регистрационная компания»; ОАО «ОРК»***
5.2.	Номер Лицензии, выданной лицензирующим органом	***10-000-1-00314 без ограничения срока действия***
5.3.	Должность и ФИО руководителя	***Генеральный директор – Толстохлебов Сергей Николаевич***
5.4.	Юридический адрес	***113095, г. Москва, ул. Пятницкая, д. 70***
5.5.	Реквизиты соглашения с эмитентом об обслуживании	***Договор на оказание услуг по ведению реестра владельцев ценных бумаг № 98 от 19.01.1998 г.***
5.6.	Банковские реквизиты реестродержателя	***р/с 40702810600000001034 в ОАО АКБ «Связь-Банк» к/с 30101810900000000848 БИК 044525848 ИНН 7705108630***
5.7.	Почтовый адрес	***107078, г.Москва, а/я 162***
5.8.	Контактные тел./факс	***(495) 933-42-21***
5.9.	Адрес электронной почты	***ork@ork-reestr.ru***

Первый заместитель генерального директора **И.В. Дадыкин**

М.П.

Summary of the Corporate Issuer's security form (common shares, Open Joint Stock Company Stock Exchange "Russian Trading System")

August 2007

Sibirtelecom OJSC's (the "Issuer") securities are issued at Open Joint Stock Company Stock Exchange "Russian Trading System".

The Security form provides general information on the Issuer including name of the Issuer, legal address, state registration, OGRN, INN, bank details, charter capital, information about brunches and agencies, etc.

The security form includes information about issue of common inscribed book-entry shares. Aggregated amount of common shares – 12,011,401,829. Aggregated amount of issue is RUR 1,801,710,274.35. Nominal value of a share – RUR 0,15.

There is also general information about the Issuer's registrar – Joint Registration Company OJSC.

Full text of the Security form in Russian is enclosed herewith.

код, присвоенный Эмитенту
(заполняется Биржей)

код Заявителя на Бирже
(заполняется только профучастником)

АНКЕТА ценной бумаги

«__» августа 2007 г.

1. Общая информация

1.1.	Полное наименование Заявителя, указанное в Уставе	***Открытое акционерное общество «Сибирьтелеком»***
1.2.	Полное наименование эмитента, указанное в Уставе (на русском и английском языках)	***Открытое акционерное общество «Сибирьтелеком» Open Joint - Stock Company Sibirtelecom***
1.3.	Ответственное лицо Заявителя	***Директор департамента ценных бумаг ОАО «Сибирьтелеком»: Пирожков Сергей Михайлович***
1.4.	Контактные тел., адрес электронной почты Заявителя	***тел.: (383)2191-169, 2191-197 факс:(383) 2191-521, 2235-445 e-mail: pirozhkov@sibirtelecom.ru***

2. Основные параметры заявляемых ценных бумаг (акции)

2.1.1.	Сокращенное наименование эмитента, указанное в Уставе (на русском и английском языках)	***ОАО «Сибирьтелеком» OJSC Sibirtelecom***
2.1.2.	Вид, тип и форма выпуска ценной бумаги	***Акции обыкновенные именные бездокументарные***
2.1.3.	Номинальная стоимость ценой бумаги	***0,15 руб.***
2.1.4.	Количество заявленных ценных бумаг (по типам) и общий объем эмиссии	***Количество обыкновенных акций: 12 011 401 829 шт. Общий объем эмиссии: 1 801 710 274,35 руб.***
2.1.5.	Номер и дата государственной регистрации выпуска (выпусков) ценных бумаг, регистрирующий орган	***№1-04-00195-А от 25.07.2003г., ФКЦБ России***
2.1.6.	Дата регистрации/подачи отчета (отчетов)/уведомления об итогах выпуска ценных бумаг, регистрирующий орган	***Распоряжением ФКЦБ России от 25.07.2003г. №03-1565/р осуществлено объединение с 5 по 15 выпусков обыкновенных именных бездокументарных акций*** ***Отчет по итогам 5-го выпуска обыкновенных именных бездокументарных акций (государственный регистрационный номер №1-05-00195-А) зарегистрирован ФКЦБ России 26.10.2001г.*** ***Отчеты по итогам с 6 по 15 выпусков обыкновенных именных бездокументарных акций (государственные регистрационные номера №1-06-00195-А, 1-07-00195-А,1-08-00195-А, 1-09-00195-А,***

		1-10-00195-A, 1-11-00195-A, 1-12-00195-A, 1-13-00195-A, 1-14-00195-A, 1-15-00195-A) зарегистрированы ФКЦБ России 27.12.2002г.
2.1.7.	ISIN коды выпусков	*RU0009087456*

3. Информация об Эмитенте

3.1.	Свидетельство о гос. регистрации (о внесении записи в ЕГРЮЛ)	***Дата государственной регистрации эмитента: 30.05.1994г.*** ***Номер свидетельства о государственной регистрации:*** ***ГР 1161*** ***Орган, осуществивший государственную регистрацию: Новосибирская городская регистрационная палата*** ***Свидетельство о внесении записи в Единый государственный реестр юридических лиц: серия 54 №001572051 от 23.07.2002 г.*** ***Орган, осуществивший регистрацию: Инспекция МНС России по Железнодорожному району г. Новосибирска Новосибирской области*** ***ОГРН: 1025403189778***
3.2.	Количество акционеров	***16 817 (по состоянию на 30.06.2007 г.)***
3.3.	Максимальная доля голосующих акций, находящаяся во владении одного лица и его аффилированных лиц	***Доля обыкновенных именных акций ОАО «Сибирьтелеком», находящихся во владении одного лица и/или аффилированных лиц не превышает 75% от общего количества размещенных обыкновенных акций компании.*** ***Основной акционер - ОАО «Связьинвест»(50,67% обыкновенных акций компании).***
3.4.	Стоимость чистых активов/размер собственных средств	***13 940 603 тыс. руб. (по состоянию на 30.06.2007 г.)***
3.5.	Уставный капитал	***Размер уставного капитала: 2 387 973 276, 45 рублей*** ***Размер уставного капитала в акциях:*** ***15 919 821 843 шт., в том числе*** ***обыкновенных именных акций – 12 011 401 829 шт.*** ***привилегированных именных акций типа А – 3 908 420 014 шт.*** ***Номинальная стоимость акций – 0,15 рублей***
3.6.	Количество объявленных акций	***Объявленные акции:*** ***обыкновенные акции – 8 924 671 шт.*** ***привилегированные акции типа А – 2 980 586 шт.***
3.7.	Отраслевая принадлежность	***Связь*** ***Код ОКВЭД: 64.20***
3.8.	ИНН	***5407127828***
3.9.	Должность и ФИО руководителя	***Генеральный директор*** ***Исаев Александр Иванович***
3.10.	Юридический адрес	***г. Новосибирск, ул. М.Горького, 53***
3.11.	Почтовый адрес	***630099, г. Новосибирск, ул. М.Горького, 53***
3.12.	ФИО Председателя Совета директоров	***Чечельницкий Евгений Александрович***

3.13.	Должность и ФИО лиц, ответственных за фондовую деятельность (руководитель и/или специалист) с указанием контактных тел./факса и адреса эл. почты	***Директор департамента ценных бумаг*** ***Пирожков Сергей Михайлович*** ***Тел.: (383) 2191-169*** ***Факс: (383) 2191-521*** ***E-mail: pirozhkov@sibirtelecom.ru*** ***Начальник отдела связей с инвесторами*** ***Шипицын Алексей Викторович*** ***Тел.: (383) 2191-197*** ***Факс: (383) 2191-521*** ***E-mail: shipitsin@sibirtelecom.ru***
3.14.	Количество и месторасположение филиалов и представительств, адреса, телефоны.	***ОАО «Сибирьтелеком» имеет следующие филиалы и представительство:*** ***1. Горно-Алтайский филиал, расположенный по адресу: 649000, Республика Алтай, г.Горно-Алтайск, ул.Чорос-Гуркина, 51/1; тел.: (38822) 2-45-71*** ***2. Бурятский филиал, расположенный по адресу: 670000, г. Улан-Удэ, ул. Ленина, 42; тел.: (3012) 21-39-55*** ***3. Хакасский филиал, расположенный по адресу: 655017, Республика Хакасия, г. Абакан, ул. Щетинкина, 20; тел.: (39022) 23-91-00*** ***4. Алтайский филиал, расположенный по адресу: 656049, г. Барнаул, ул. Интернациональная, 74; тел.: (3852) 35-35-30*** ***5. Красноярский филиал, расположенный по адресу: 660017, г. Красноярск, проспект Мира, 102; тел.: (3912) 66-05-06*** ***6. Иркутский филиал, расположенный по адресу: 664011, г. Иркутск, ул. Свердлова, 37; тел.: (3952) 242-240*** ***7. Кемеровский филиал, расположенный по адресу: 650099, г. Кемерово, проспект Советский, 61; тел.: (3842) 36-33-25*** ***8. Новосибирский филиал, расположенный по адресу: 630099, г. Новосибирск, ул. Ленина, 5; тел.: (383) 219-10-01*** ***9. Омский филиал, расположенный по адресу: 644099, г. Омск, ул. Гагарина, 36; тел.: (3812) 23-32-40*** ***10. Томский филиал, расположенный по адресу: 634061, г. Томск, ул. Фрунзе, 83а; тел.: (3822)522-494*** ***11. Читинский филиал, расположенный по адресу: 672076, г. Чита, ул. Ленина, 107; тел.: (3022) 350-000*** ***12. Представительство в г. Москве, расположенное по адресу: 119002, г. Москва, Плотников переулок, 3, тел.: (495) 241-2601***
3.15.	Банковские реквизиты	***р/с № 40702810144070102945 в Сибирском банке Сбербанка России г.Новосибирск (Центральное ОСБ № 139);*** ***к/с 30101810500000000641;*** ***БИК 045004641***
3.16.	Контактные тел./факс	***тел.: (383)2191-169, 2191-197*** ***факс:(383)2191-521, 2235- 445***

3.17.	Адрес электронной почты	***office@sibirtelecom.ru***
3.18.	Адрес страницы в Internet	***http://www.sibirtelecom.ru***

4. Информация о выпусках ценных бумаг эмитента

4.1. Общее количество акций эмитента (в соответствии с действующим Уставом), из них:

	штук	рублей
обыкновенные	*12 011 401 829*	*1 801 710 274,35*
привилегированные	*3 908 420 014*	*586 263 002,10*
Итого (размер уставного капитала)	*15 919 821 843*	*2 387 973 276,45*

4.2. Общее количество зарегистрированных выпусков акций:

	Событие	Дата регистрации выпуска	Код регистрации	Количество акций в выпуске, шт.		Номинальная стоимость, руб.
				обыкновенных	привилег.	
1.	*Первый выпуск (при учреждении акционерного общества) (аннулирован)*	*08.06.1994г.*	*№51-1п-646*	*1 029 100*	*485 430 (тип А)* *427 190 (тип Б)*	*100,00*
2.	*Второй выпуск (аннулирован)*	*10.07.1996г.*	*№51-1-1033*	*14 562 900*	*4 854 300*	*10 000,00*
3.	*Третий выпуск (аннулирован)*	*17.09.1997г.*	*№1-03-00195-А* *№2-03-00195-А*	*14 562 900*	*4 854 300*	*15,00*
4.	*Четвертый выпуск (аннулирован)*	*20.10.2000г.*	*№1-04-00195-А* *№2-04-00195-А*	*12 203 365*	*4 067 706*	*15,00*
5.	*Пятый выпуск*	*19.09.2001г.*	*№1-05-00195-А* *№2-05-00195-А*	*2 676 626 500*	*892 200 600*	*0,15*
6.	*Шестой выпуск*	*25.10.2002г.*	*№1-06-00195-А* *№2-06-00195-А*	*68 884 403*	*22 960 001*	*0,15*
7.	*Седьмой выпуск*	*25.10.2002г.*	*№1-07-00195-А* *№2-07-00195-А*	*325 847 296*	*108 614 440*	*0,15*
8.	*Восьмой выпуск*	*25.10.2002г.*	*№1-08-00195-А* *№2-08-00195-А*	*285 890 540*	*436 694 212*	*0,15*
9.	*Девятый выпуск*	*25.10.2002г.*	*№1-09-00195-А* *№2-09-00195-А*	*1 501 895 988*	*500 634 290*	*0,15*
10.	*Десятый выпуск*	*25.10.2002г.*	*№1-10-00195-А* *№2-10-00195-А*	*1 438 811 586*	*479 571 247*	*0,15*
11.	*Одиннадцатый выпуск*	*25.10.2002г.*	*№1-11-00195-А* *№2-11-00195-А*	*1 558 697 405*	*519 565 836*	*0,15*
12.	*Двенадцатый выпуск*	*25.10.2002г.*	*№1-12-00195-А* *№2-12-00195-А*	*1 147 147 521*	*382 385 698*	*0,15*
13.	*Тринадцатый выпуск*	*25.10.2002г.*	*№1-13-00195-А* *№2-13-00195-А*	*312 470 198*	*104 153 691*	*0,15*
14.	*Четырнадцатый выпуск*	*25.10.2002г.*	*№1-14-00195-А* *№2-14-00195-А*	*1 384 929 513*	*461 639 999*	*0,15*
15.	*Пятнадцатый выпуск*	*25.10.2002г.*	*№1-15-00195-А*	*1 310 200 879*	-	*0,15*
16.	*Объединение с 5 по 15 выпусков ценных бумаг**	*25.07.2003г.*	*№1-04-00195-А* *№2-04-00195-А*	*12 011 401 829*	*3 908 420 014*	*0,15*
Общее кол-во акций в обращении				*12 011 401 829*	*3 908 420 014*	*0,15*

Распоряжением ФКЦБ России от 25 июля 2003 № 03-1565/р осуществлено объединение дополнительных выпусков эмиссионных ценных бумаг открытого акционерного общества «Сибирьтелеком», в результате которого:

- аннулированы следующие государственные регистрационные номера, присвоенные выпускам обыкновенных именных бездокументарных акций ОАО «Сибирьтелеком»:
1-05-00195-А от 19.09.2001; 1-06-00195-А от 25.10.2002; 1-07-00195-А от 25.10.2002;
1-08-00195-А от 25.10.2002; 1-09-00195-А от 25.10.2002; 1-10-00195-А от 25.10.2002;
1-11-00195-А от 25.10.2002; 1-12-00195-А от 25.10.2002; 1-13-00195-А от 25.10.2002;
1-14-00195-А от 25.10.2002; 1-15-00195-А от 25.10.2002.
Указанным выпускам обыкновенных именных бездокументарных акций ОАО «Сибирьтелеком» присвоен государственный регистрационный номер 1-04-00195-А от 25 июля 2003 года.

- аннулированы следующие государственные регистрационные номера, присвоенные выпускам привилегированных именных бездокументарных акций ОАО «Сибирьтелеком»:
2-05-00195-А от 19.09.2001; 2-06-00195-А от 25.10.2002; 2-07-00195-А от 25.10.2002;
2-08-00195-А от 25.10.2002; 2-09-00195-А от 25.10.2002; 2-10-00195-А от 25.10.2002;
2-11-00195-А от 25.10.2002; 2-12-00195-А от 25.10.2002; 2-13-00195-А от 25.10.2002;
2-14-00195-А от 25.10.2002.
Указанным выпускам привилегированных именных бездокументарных акций ОАО «Сибирьтелеком» присвоен государственный регистрационный номер 2-04-00195-А от 25 июля 2003 года.

5. Информация о реестродержателе

5.1.	Полное и сокращенное наименования, указанные в Уставе	***Открытое акционерное общество «Объединенная регистрационная компания»; ОАО «ОРК»***
5.2.	Номер Лицензии, выданной лицензирующим органом	***10-000-1-00314 без ограничения срока действия***
5.3.	Должность и ФИО руководителя	***Генеральный директор – Толстохлебов Сергей Николаевич***
5.4.	Юридический адрес	***113095, г. Москва, ул. Пятницкая, д. 70***
5.5.	Реквизиты соглашения с эмитентом об обслуживании	***Договор на оказание услуг по ведению реестра владельцев ценных бумаг № 98 от 19.01.1998 г.***
5.6.	Банковские реквизиты реестродержателя	***р/с 40702810600000001034 в ОАО АКБ «Связь-Банк» к/с 30101810900000000848 БИК 044525848 ИНН 7705108630***
5.7.	Почтовый адрес	***107078, г.Москва, а/я 162***
5.8.	Контактные тел./факс	***(495) 933-42-21***
5.9.	Адрес электронной почты	***ork@ork-reestr.ru***

Первый заместитель генерального директора **И.В. Дадыкин**

М.П.

V-1

Summary of the Amendments to the List of Affiliated Persons of Sibirtelecom OJSC
on August 1, 2007
(the "Amendments")
Code of the Issuer – 00195 A

The Amendments contain detailed information on the changes that took place in the list of Sibirtelecom OJSC affiliated persons from July 1, 2007 till August 1, 2007.

(Original full document in Russian is enclosed herewith)

Изменения в списке аффилированных лиц

Открытого Акционерного Общества "Сибирьтелеком"

код эмитента | 0 | 0 | 1 | 9 | 5 | - | A |

Место нахождение эмитента: 630099, г. Новосибирск, ул. М.Горького, 53

Информация, содержащаяся в настоящем списке аффилированных лиц, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Адрес страницы в сети Интернет: **www2.sibirtelecom.ru/sbt_affiliated**

Генеральный директор ОАО «Сибирьтелеком»	А.И. Исаев
	06.08.2007 г.
М.П.	

Коды эмитента	
ИНН	5407127828
ОГРН	1025403189778

II. Изменения, произошедшие в списке аффилированных лиц, за период

с 01.07.2007 по 01.08.2007

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
1	Добавлены в список аффилированных лиц в связи с вступлением в группу лиц	26.10.2006	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

Полное фирменное наименование или ФИО аффилированного лица	Место нахождения юридического лица	Основание (основания), в силу которого лицо признается аффилированным	Дата наступления основания	Доля участия аффилированного лица в уставном капитале акционерного общества, %	Доля принадлежащих аффилированному лицу обыкновенных акций акционерного общества, %
2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
СТОЛЯРОВ ВИКТОР ВАСИЛЬЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	0,00015%	0,0002%

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЕРОХИН ДМИТРИЙ ЕВГЕНЬЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ОМЕЛЬЧЕНКО СЕРГЕЙ ВАЛЕРЬЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
АКУЛИЧ ВЛАДИМИР АЛЕКСАНДРОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
АНДРЕЕВ АЛЕКСАНДР ВЛАДИМИРОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ГАМЗАТОВ ГАМЗАТ БИЛАЛОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
СЫСОЕВ АЛЕКСАНДР АБРАМОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
КУСЬКОВ ВАСИЛИЙ ГРИГОРЬЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ШЕДЕНКОВ ОЛЕГ СТАНИСЛАВОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ОСТАПЧУК АЛЕКСЕЙ ВИТАЛЬЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ПЕТРОВ МИХАИЛ ВИКТОРОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЗАХАРОВ СЕРГЕЙ АНАТОЛЬЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
СОПОВ ИГОРЬ СЕРГЕЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ПЫЖОВ АЛЕКСАНДР АНАТОЛЬЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ИВАНОВ ДМИТРИЙ ВЛАДИМИРОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ГОРШЕНИН ВЛАДИМИР ВЛАДИМИРОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЗЕМЦЕВ АЛЕКСАНДР ВЛАДИМИРОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
УШАКОВ ВАЛЕРИЙ АЛЕКСАНДРОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
СОКОЛОВ ВЛАДИМИР АЛЕКСАНДРОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЮРКИН ВЛАДИМИР ИВАНОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
КОПАЧЕНКО ЛЕОНИД НИКОЛАЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
КОПЫТИН АЛЕКСАНДР АНАТОЛЬЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ПАПУЛИН АНДРЕЙ БОРИСОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЦВЕТ ГАЛИНА ВЛАДИМИРОВНА		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
КРУХМАЛЕВ АНДРЕЙ ВЛАДИМИРОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
БОЙЦЕВ АЛЕКСАНДР ВИКТОРОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЕВТУШЕНКО КОНСТАНТИН ВЛАДИМИРОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
КЛИТОЧЕНКО ИГОРЬ ВЛАДИМИРОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЛАНТУХ ВЛАДИСЛАВ ВЛАДИМИРОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ТЕРЕНТЬЕВ КИРИЛЛ СЕРГЕЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ПЕТРОВ АНДРЕЙ ЛЕОНИДОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
РЫКОЛЕНКО ОЛЬГА ЕФИМОВНА		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ПОЛИЩУК ВЛАДИМИР ПЕТРОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
МИННИХАНОВ КАМИЛЬ МУХАМЕДОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ВИНОГРАДОВ ЮРИЙ НИКОЛАЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
БУКИН СЕРГЕЙ ГРИГОРЬЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ВАВИЛИН АЛЕКСАНДР АЛЕКСАНДРОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
КОСТЕНКО ВИТАЛИЙ СТЕПАНОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
СТАТКЕВИЧ СЕРГЕЙ ВЛАДИМИРОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
МОМОТЕНКО НИКОЛАЙ ПЕТРОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ПОПОВ ЕВГЕНИЙ ЮРЬЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
СКРЫЛЬНИКОВ АЛЕКСЕЙ МИХАЙЛОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
МАТРЕНИН ВАСИЛИЙ ФЕДОРОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
БУЛГАКОВА МАРИНА ВЛАДИЛЕНОВНА		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
КАЛЕДИН ВИКТОР МИХАЙЛОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЕФИМОВ ВЛАДИМИР ПАВЛОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
РОЖКОВ ЭДУАРД АНАТОЛЬЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
2	Добавлены в список аффилированных лиц в связи с вступлением в группу лиц	07.11.2006	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
НЕЛЮБОВ ДМИТРИЙ ВАЛЕНТИНОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	07.11.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
МЕТЁЛКИН СЕРГЕЙ НИКОЛАЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	07.11.2006	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
3	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц	09.11.2006	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ШЕПЕЛЕВ ОЛЕГ ИВАНОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	09.11.2006	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
4	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц	14.11.2006	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
КРАСНОБОРОДЬКО МИХАИЛ ИВАНОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	14.11.2006	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
5	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц	21.11.2006	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
РОДИН ЕГОР ЕГОРОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	21.11.2006	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
6	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц	23.12.2006	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
САЛЮКОВ ВЛАДИМИР ВАСИЛЬЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	23.12.2006	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
7	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц	29.01.2007	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
УФИМКИН АНАТОЛИЙ ЯКОВЛЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	29.01.2007	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
8	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц	01.02.2007	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЩЕРБАКОВ СЕРГЕЙ ВЛАДИМИРОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	01.02.2007	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
9	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц	16.02.2007	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЛЕПИХОВ ЮРИЙ НИКОЛАЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	16.02.2007	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
10	Добавлены в список аффилированных лиц в связи с вступлением в группу лиц	31.03.2007	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
КУРАШОВА ВАЛЕНТИНА ВИКТОРОВНА		Акционерное общество входит в одну группу лиц с данным физическим лицом	31.03.2007	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ПРИЛИПКО ВИКТОР ИВАНОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	31.03.2007	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
РАЗУМОВСКИЙ ЛЕВ ГРИГОРЬЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	31.03.2007	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЛЮБЧЕНКО ОЛЕГ СТЕПАНОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	31.03.2007	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
11	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц	06.04.2007	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
БЫРДИН ДМИТРИЙ АЛЕКСАНДРОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	06.04.2007	-	-

Изменения в списке аффилированных лиц ОАО «Сибирьтелеком» на 01 августа 2007 г.

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
12	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц	12.04.2007	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ВОЛОШИН КОНСТАНТИН ГЕННАДЬЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	12.04.2007	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
13	Исключены из списка аффилированных лиц в связи с прекращением участия в группе лиц	19.04.2007	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ВЯТКАСВЯЗЬСЕРВИС»	610000, г.Киров, ул.Дрелевского, 43/1	Акционерное общество входит в одну группу лиц с данным юридическим лицом	1994	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ИК "СВЯЗЬ"	167610, Республика Коми, г.Сыктывкар, ул.Ленина, 60	Акционерное общество входит в одну группу лиц с данным юридическим лицом	12.04.1997	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
14	Исключены из списка аффилированных лиц в связи с прекращением участия в группе лиц	20.04.2007	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ТО «АКЦЕНТ»	350020, г. Краснодар, ул. Коммунаров, 235	Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.08.2004	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ТРК «ФОТОН»	350001, г. Краснодар, ул. Железнодорожная, 30	Акционерное общество входит в одну группу лиц с данным юридическим лицом	24.06.2004	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
15	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц	27.04.2007	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
КУРОЧКИН ВАЛЕРИЙ ПЕТРОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	27.04.2007	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
16	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц	10.05.2007	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
СУШИЛИН ГЕОРГИЙ МИХАЙЛОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	10.05.2007	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
17	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц	12.05.2007	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ДРЫНКИН ГЕННАДИЙ СЕРГЕЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	12.05.2007	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
18	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц	25.05.2007	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
КОЛПАКОВ АНТОН ЮРЬЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	25.05.2007	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
19	Исключено из списка аффилированных лиц в связи с прекращением участия в группе лиц	04.06.2007	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕФОННАЯ КОМПАНИЯ – УРАЛ»	620090, г. Екатеринбург, ул. Техническая, 18б	Акционерное общество входит в одну группу лиц с данным юридическим лицом	11.01.2005	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
20	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц	05.06.2007	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЛУПЫРЬ АЛЕКСАНДР ВАСИЛЬЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	05.06.2007	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
21	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц	08.06.2007	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
МАРТИРОСЯН ВААГН АРТАВАЗДОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	08.06.2007	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
22	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц	12.06.2007	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ДУБИНИН ВЛАДИМИР ИЛЬИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	12.06.2007	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
23	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц	14.06.2007	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
БОГАТКИН АЛЕКСАНДР ВЛАДИМИРОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	14.06.2007	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
24	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц	22.06.2007	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
АНДРЕЕВ АНДРЕЙ ГЕННАДЬЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	22.06.2007	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
25	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц	24.06.2007	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
КУЧКО АЛЕКСАНДР ЮРЬЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	24.06.2007	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
26	Добавлены в список аффилированных лиц в связи с вступлением в группу лиц	27.06.2007	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
СУМИН ЮРИЙ АФАНАСЬЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	27.06.2007	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
МОРОЗОВ АНАТОЛИЙ ВЛАДИМИРОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	27.06.2007	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
27	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц	30.06.2007	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
АФАНАСЬЕВ АНАТОЛИЙ ИВАНОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	30.06.2007	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
28	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц	01.07.2007	01.08.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ТРЕВИЛОВ СЕРГЕЙ ЛЕОНИДОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	01.07.2007	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
29	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц	02.07.2007	01.08.2007

Изменения в списке аффилированных лиц ОАО «Сибирьтелеком» на 01 августа 2007 г.

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
КУЗНЕЦОВ ПАВЕЛ БОРИСОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	02.07.2007	-	-

VI-1

Balance sheet

			CODES
		OKUD Form No. 01	0710001
for	Q2 2007	Date (year, month, day)	2007.06.30
Organization:	Sibirtelecom MRK OJSC	OKPO code	01158832
Taxpayer's identification number	5407127828	INN	5407127828
Business:	Telecommunication services	OKVED code	64.20
Corporate structure / ownership structure:	OJSC	OKOPF/OKFS code	47/16
Quantity unit:	ths. rub.	OKEI code	384

Address: 630099, Novosibirsk, M.Gorky str., 53

Approval date	
Submission/filing date)	

[OKUD stands for the General Classification of Administrative Documents;
OKPO stands for the General Classification of Enterprises and Organizations;
INN stands for the taxpayer's identification number;
OKVED stands for the General Classification of Foreign Economic Activities;
OKOPF stands for the General Classification of Corporate Structures;
OKFS stands for the General Classification of Ownership Statuses;
OKEI stands for the General Classification of Quantity Units

ASSETS	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	858	2 047
Fixed assets		120	120	22 433 227	21 782 919
Capital outlays		130	130	1 316 878	1 949 929
Income-bearing lease investments		135	135		
Long-term financial investments		140	140	1 111 572	1 007 074

including: investments in subsidiaries			141	837 774	838 522
investments in dependent companies			142	2 553	2 553
investments in other companies			143	60 974	60 974
other long-term financial investments			144	210 271	105 025
Deferred tax assets		145	145	516 443	245 898
Other non-current assets		150	150	2 821 611	3 542 587
Total for Section I		190	**190**	28 200 589	28 530 454

1	1a	2	2a	3	4
II.CURRENT ASSETS Inventories		210	**210**	638 821	728 794
including: raw and other materials, and other similar inventories		211	211	462 733	527 085
work in process / distribution costs		213	213	91	618
finished products and goods for reselling		214	214	24 984	46 907
goods shipped		215	215	1 821	1 358
deferred expenses		216	216	149 178	152 812
other inventories and expenses		217	217	14	14
Value-added tax on acquired inventories		220	220	513 171	335 907
Accounts receivable (payment expected more than 12 months after the balance sheet date)		230	**230**	91 183	85 087
including: due from buyers and customers		231	231	2 954	3 071
prepaid expenses			232		
receivables from other debtors			233	88 229	82 016
Accounts receivable ((payment expected within 12 months after the accounting date)		240	**240**	2 845 280	3 905 312
including: due from buyers and customers		241	241	2 015 256	2 490 719
prepaid expenses			242	312 266	357 361
receivables from other debtors			243	517 758	1 057 232
Short-term financial investment		250	250	118 390	225 895
Monetary assets		260	260	397 948	585 826

Other current assets		270	270	1 202	1 913
Total for Section II		290	**290**	4 605 995	5 868 734
GRAND TOTAL (line 190 + line 290)		300	**300**	32 806 584	34 399 188

ASSETS	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
III. CAPITAL AND PROVISIONS					
Charter capital		410	410	2 387 973	2 387 973
Addit onal capital		420	420	1 804 986	1 766 879
Reserve capital		430	430	119 399	119 399
Treasury shares repurchased from shareholders		411	440		
Past retained profits / uncovered losses		470	460	7 789 034	7 499 556
Retained profits / uncovered losses for the accounting year		470	470	X	2 069 305
Total for Section III		490	**490**	12 101 392	13 843 112
IV. FIXED LIABILITIES					
Loans and credits		510	**510**	10 027 367	8 150 066
including:					
loans			511	3 027 367	4 150 066
credits			512	7 000 000	4 000 000
Deferred tax liabilities		515	515	710 860	785 658
Other fixed liabilities		520	520	377 223	179 268
Total for Section IV		590	**590**	11 115 450	9 114 992
V. CURRENT LIABILITIES					
Loans and credits		610	**610**	3 834 529	7 143 713
including:					
loans			611	1 598 037	1 910 716
credits			612	2 236 492	5 232 997
Accounts payable		620	**620**	3 908 427	3 188 615
including:					
owing to suppliers and contractors		621	621	2 729 774	1 634 064
precollected revenue		625	622	479 627	367 701
compensation owed to employees		622	623	127 481	249 161
owing to government extra-budgetary funds		623	624	99 112	105 489
taxes and levies owing		624	625	148 731	289 684
owing to other creditors		625	626	323 702	542 516
Outstanding revenue distributions due to participants (founders)		630	630	23 489	349 365
Deferred revenue		640	640	104 182	97 491
Provisions for future expenses		650	650	1 667 425	650 230
Other current liabilities		660	660	51 690	11 670
Total for Section V		690	**690**	9 589 742	11 441 084
GRAND TOTAL (line 490 + line 590 + line 690)		700	**700**	32 806 584	34 399 188

Assets recorded on below-line accounts

Filing entry	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Fixed assets taken on lease		910	901	1 339 129	1 636 442
including: those obtained by way of leasing		911	911	473 546	574 102
Inventories accepted for custody		920	902	91 134	60 873
Goods accepted for sale on a commission basis		930	903	8 930	14 950
Dues from insolvent debtors written off as losses		940	904	659 995	668 571
Collateral received to secure obligations and payments		950	905	11 157	14 696
Collateral provided to secure obligations and payments		960	906	4 605 877	3 634 580
Wear of housing stock		970	907	3 143	2 623
Wear of landscaping facilities and other like amenities		980	908		
Payments for communications services			909	176 677	384 638

Net asset value statement

Filing entry	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Net assets			1000	12 205 574	13 940 603

Chief Executive Officer_________ N.N. Ribakov **Chief Accountant** _______ G.I. Hvoshinskaya
(Signature)(Signature transcript) (Signature) (Signature transcript)

July 27, 2007

VI-2

PROFIT AND LOSS STATEMENT

			CODES
		OKUD Form No. 02	0710002
for	Q2 2007	Date (year, month, day)	2007.06.30
Organization:	Sibirtelecom MRK OJSC	OKPO code	01158832
Taxpayer's identification number	5407127828	INN	5407127828
Business:	Telecommunication services	OKVED code	64.20
Corporate structure / ownership structure:	OJSC	OKOPF/OKFS code C	47/16
Quantity unit:	ths. rub.	OKEI code	384

Filing entry	Explanations	Indicator code	Line code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
I. Revenue from and expenditure for regular business operations					
(Net) proceeds from the sale of goods, products, works, and services (less value-added tax, excises, and other similar obligatory deductions)		010	010	12 866 288	10 756 621
including: proceeds from the sale of communications services			011	12 311 022	10 136 257
Costs of goods, products, works, and services sold		020	020	(9 696 748)	(8 135 984)
including: costs of communications services			021	(9 384 826)	(7 810 906)
Profits / losses from sales (line 010 - line 020)		050	**050**	3 169 540	2 620 637
II. OPERATING REVENUE AND EXPENDITURE					
Interest revenue due		060	060	17 839	16 178
Interest expense payable		070	070	(631 209)	(601 735)
Revenue from equity participation in other organizations		080	080	686 732	372 002
Other operating revenue		090	090	224 410	466 158
Other operating expenditure		100	100	(801 516)	(825 492)
Pretax profits / losses (line 050+ line 060 - line 070 + line 080 + line 090 - line 100)		140	**140**	2 665 796	2 047 748
Profit tax (line -151+/- line 152 +/- line 153), including:			**150**	(596 491)	(499 896)
deferred tax liabilities		142	151	(74 797)	(5 979)
deferred tax assets		141	152	(270 544)	(150 092)
Profit tax for the accounting period		150	153	(255 762)	(343 825)
Payments of profit tax for previous accounting periods		151	154	4 612	

Profits / losses from regular business operations (line 140 - line 150)		190	190	2 069 305	1 547 852
FOR REFERENCE ONLY; qualified expenses / income on profit tax			201	(639 791)	(491 460)
Permanent tax liabilities		200	202	(176 556)	(121 041)
Permanent tax assets		200	203	219 856	112 605

Filing entry	Explanations	Indicator code	Line code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
Base profits / losses per share			301	X	X
Diluted profits / losses per share			302	X	X

*** To be completed in annual financial statements**

Breakdown of individual categories of profits and losses

Filing entry	Indicator code	Line code	For the accounting period		The corresponding period of the preceding year	
			profits	losses	profits	losses
1	1a	2	3	4	5	6
Fines, late charges. and penalties acknowledged or which are to be recovered under judgments issued by courts of general jurisdiction or courts of state arbitration		401	2 265	(172)	1 779	(326)
Past profits / losses		402	93 411	(158 510)	38 271	(80 841)
Indemnification of damages cased by failure to execute or improper execution of obligations		403	8 146	(240)	3 539	(183)
Exchange rate differentials in transactions executed in foreign currency		404	31 753	(42 827)	14 437	(71 443)
Deductions towards assessed reserves		405		(11 480)	109 341	(82 197)
Receivables and payables forgiveness		406	1 286	(237)	1 246	(8 288)

Chief Executive Officer __________ N.N. Ribakov **Chief Accountant** ________ G.I.Hvoshinskaya

(Signature) (Signature transcript) (Signature) (Signature transcript)

July 27, 2007

VI-3

082-035050

Open Joint Stock Company
Sibirtelecom

Consolidated Financial Statements

For the year ended 31 December 2006
with Independent Auditors' Report

OJSC Sibirtelecom
Consolidated Financial Statements
For the year ended 31 December 2006

Contents

ZAO KPMG
11 Gogolevsky Boulevard
Moscow 119019
Russia

Telephone +7 (495) 937 4477
Fax +7 (495) 937 4400/99
Internet www.kpmg.ru

Independent Auditors' Report

To the Board of Directors OJSC Sibirtelecom

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of OJSC Sibirtelecom (the "Company") and its subsidiaries (the "Group"), which comprise the consolidated balance sheet as at 31 December 2006, and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. Except as described in the Basis for Qualified Opinion paragraph, we conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting

principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Basis for Qualified Opinion

As described in Note 2, the cost of property, plant and equipment at the date of adopting International Financial Reporting Standards ("IFRSs"), 1 January 2003, was determined by reference to its fair value at that date. The fair value of property, plant and equipment was assumed by management to be equal to its carrying amount in the Group's previous GAAP financial statements. This assumption is not consistent with a measurement of fair value as envisaged by IFRS 1 *First-time Adoptions of International Financial Reporting Standards.* The effects of this departure from International Financial Reporting Standards on the carrying amount of property, plant and equipment, depreciation, taxation, net profit and retained earnings as at and for the years ended 31 December 2006 and 31 December 2005 have not be determined.

Qualified Opinion

In our opinion, except for the effects of the matter described in the Basis for Qualified Opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at 31 December 2006, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards.

ZAO KPMG

ZAO KPMG
20 June 2007

OJSC Sibirtelecom
Consolidated Balance Sheet
As at 31 December 2006
(in thousands of Russian Roubles)

	Notes	2006	Restated 2005
ASSETS			
Non-current assets			
Property, plant and equipment	6	37,076,967	31,044,935
Intangible assets and goodwill	7	3,287,000	2,323,350
Investments in associates	9	32,093	50,584
Long-term investments	10	17,718	76,599
Long-term accounts receivable and other assets	11	74,223	170,276
Long-term advances given	12	930,525	670,538
Total non-current assets		**41,418,526**	**34,336,282**
Current assets			
Inventories	13	558,424	538,667
Accounts receivable	14	2,179,977	1,883,298
Current income tax receivable		241,078	34,702
Short-term investments	10	118,946	148,197
Other current assets	15	1,406,773	2,164,873
Cash and cash equivalents	16	485,858	533,131
Total current assets		**4,991,056**	**5,302,868**
TOTAL ASSETS		**46,409,582**	**39,639,150**
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Share capital	18	3,541,131	3,541,131
Unrealized gain on available-for-sale investments		86,707	103,403
Retained earnings		13,935,690	13,019,750
Total equity attributable to equity holders of the parent		**17,563,528**	**16,664,284**
Minority interest		1,902	47,853
Total equity		**17,565,430**	**16,712,137**
Non-current liabilities			
Long-term borrowings	19	11,364,434	9,290,836
Long-term finance lease liabilities	20	381,174	570,507
Pension liabilities	23	3,233,619	1,924,179
Long term taxes payable		339	27,311
Deferred revenue		202,613	221,405
Deferred income tax liabilities	28	1,271,363	1,400,586
Total non-current liabilities		**16,453,542**	**13,434,824**
Current liabilities			
Accounts payable, accruals and advances received	21	6,025,321	3,583,403
Payables to OJSC Rostelecom		68,818	161,339
Current income tax payable		492	35,930
Taxes payable	22	348,309	896,206
Dividends payable		23,897	37,609
Short-term borrowings	19	890,512	738,555
Current portion of long-term borrowings	19	4,595,703	3,727,359
Current portion of long-term finance lease liabilities	20	382,070	311,788
Provisions	23	55,488	-
Total current liabilities		**12,390,610**	**9,492,189**
Total liabilities		**28,844,152**	**22,927,013**
TOTAL EQUITY AND LIABILITIES		**46,409,582**	**39,639,150**

General Director
A.I. Isaev

Chief Accountant
G.I. Khvoschinskaya

The accompanying notes form an integral part of these consolidated financial statements

OJSC Sibirtelecom
Consolidated Income Statement
For the year ended 31 December 2006
(In thousands of Russian Roubles)

	Notes	2006	Restated 2005
Revenues	**24**	**30,174,647**	**27,432,139**
Wages, salaries, other benefits and payroll taxes		(11,840,103)	(10,310,806)
Goodwill impairment	7	-	(79,762)
Depreciation and amortisation	6,7	(3,858,602)	(3,242,230)
Materials, repairs and maintenance, utilities		(3,129,347)	(2,776,379)
Taxes other than income tax		(612,338)	(452,821)
Interconnection charges		(2,333,501)	(3,491,880)
Reversal of allowance for impairment of receivables	14	173,825	66,234
Loss on disposal and impairment of property, plant and equipment		(367,725)	(186,059)
Other operating expenses, net	25	(4,695,318)	(3,774,784)
Operating profit		**3,511,538**	**3,183,652**
Share of profit of associates	9	19,866	15,439
Interest expense, net	26	(1,320,312)	(1,004,763)
Gain on sale of investments, net	27	45,930	86,052
Foreign exchange gain (loss), net		72,079	(45,121)
Other income and expenses, net		-	(8,691)
Profit before income tax		**2,329,101**	**2,226,568**
Income tax expense	28	(1,169,642)	(758,505)
Profit for the year		**1,159,459**	**1,468,063**
Attributable to:			
Equity holders of the parent		1,180,780	1,478,605
Minority interests		(21,321)	(10,542)
		1,159,459	**1,468,063**
Earnings per share			
- basic and diluted, earnings per ordinary share	29	0.07	0.09

OJSC Sibirtelecom
Consolidated Statement of Cash Flows
For the year ended 31 December 2006
(In thousands of Russian Roubles)

	Notes	2006	Restated 2005
Cash flows from operating activities			
Profit before income tax		2,329,101	2,226,568
Adjustments for			
Foreign exchange loss (gain), net		(72,079)	45,121
Depreciation and amortization	6,7	3,858,602	3,242,230
Loss on disposal of property, plant and equipment		367,725	186,059
Share of profit of associates	9	(19,866)	(15,439)
Gain on sale of investments	27	(45,930)	(86,052)
Interest expense, net	26	1,320,312	1,004,763
Provision for impairment of receivables	14	(173,825)	(66,234)
Write-down of inventory to net realisable value		44,130	-
Goodwill impairment provision	7	-	79,762
Operating cash flows before working capital changes		**7,608,170**	**6,616,778**
Increase in accounts receivable		(94,402)	(31,616)
Decrease (increase) in other current assets		727,750	(142,403)
(Increase) decrease in inventories		(32,740)	16,588
Increase in accounts payable and accrued expenses		1,585,548	802,464
Decrease in taxes payable other than income tax		(592,739)	(34,392)
Increase in pension obligations		1,309,966	1,020,982
Cash flows generated from operations		**10,511,553**	**8,248,401**
Interest paid		(1,746,969)	(1,379,469)
Income tax paid		(1,577,502)	(1,155,766)
Net cash flows from operating activities		**7,187,082**	**5,713,166**
Cash flows from investing activities			
Purchase of property, plant and equipment		(9,026,195)	(8,244,560)
Purchase of intangible assets		(994,884)	(426,772)
Purchase of Oracle E-Business Suite software		(104,705)	(138,975)
Purchase of Amdocs Billing software		(215,936)	(199,682)
Purchase of subsidiaries, net of cash acquired		(105,035)	(153,095)
Purchase of investments and other assets		(9,900)	(66,591)
Proceeds from disposal of investments and other assets		118,781	325,380
Proceeds from disposal of property, plant and equipment		309,643	41,784
Interest received		27,391	72,274
Dividends received		2,591	2,340
Net cash flows used in investing activities		**(9,998,249)**	**(8,787,897)**
Cash flows from financing activities			
Proceeds from borrowings		8,566,151	4,393,122
Repayment of borrowings		(5,019,831)	(4,793,779)
Proceeds from debt securities issued		2,000,000	4,939,089
Repayment of debt securities		(1,586,160)	(100,000)
Repayment of finance lease liabilities		(392,921)	(368,521)
Repayment of vendor financing liabilities		(21,108)	(37,483)
Repayment of promissory notes for Amdocs Billing Software		-	(433,465)
Proceeds from promissory notes		-	268,000
Repayment of promissory notes		(531,188)	(450,000)
Proceeds from (repayment of) other non-current liabilities		(1,483)	1,490
Dividends paid		(248,684)	(248,618)
Dividends paid to minority shareholders		(882)	(546)
Net cash flows from financing activities		**2,763,894**	**3,169,289**
Net (decrease) increase in cash and cash equivalents		**(47,273)**	**94,558**
Cash and cash equivalents at the beginning of the year		**533,131**	**438,573**
Cash and cash equivalents at the end of the year	16	**485,858**	**533,131**

The accompanying notes form an integral part of these consolidated financial statements

OJSC Sibirtelecom
Consolidated Statement of Changes in Equity
For the year ended 31 December 2006
(In thousands of Russian roubles)

	Notes	Attributable to equity holders of the parent								
		Share capital		Unrealised gain on available-for-sale investments	Retained earnings (before adjustments)	Correction of error	Retained earnings (Restated)	Total	Minority interests	Total equity
		Preference shares	Ordinary shares							
Balance at 1 January 2005	2	869,371	2,671,760	12,712	12,114,153	(355,449)	11,758,704	15,312,547	10,635	15,323,182
Profit for the year		-	-	-	1,625,786	(147,181)	1,478,605	1,478,605	(10,542)	1,468,063
Unrealized gain on available-for-sale investments		-	-	90,691	-	-	-	90,691	-	90,691
Total recognised gains and losses						-		**1,569,296**	**(10,542)**	**1,558,754**
Disposal of minority interests due to disposal of subsidiaries		-	-	-	-	-	-	-	(546)	(546)
Dividends to equity holders of the parent		-	-	-	(217,559)	-	(217,559)	(217,559)	-	(217,559)
Dividends of subsidiaries to minority shareholders		-	-	-	-	-	-	-	48,306	48,306
Balance at 31 December 2005	2	869,371	2,671,760	103,403	13,522,380	(502,630)	13,019,750	16,664,284	47,853	16,712,137
Profit for the year		-	-	-	1,180,780	-	1,180,780	1,180,780	(21,321)	1,159,459
Unrealized gain on available-for-sale investments		-	-	51,253	-	-	-	51,253	-	51.253
Realized gain on investments sold		-	-	(67,949)	-	-	-	(67,949)	-	(67,949)
Total recognised gains and losses								**1,164,084**	**(21,321)**	**1,142,763**
Dividends to equity holders of the parent	30	-	-	-	(234,972)	-	(234,972)	(234.972)	-	(234.972)
Dividends of subsidiaries to minority shareholders		-	-	-	-	-	-	-	(882)	(882)
Minority interests arising on acquisition of subsidiaries and acquisition of minorities		-	-	-	(29,868)	-	(29.868)	(29.868)	(23,748)	(53,616)
Balance at 31 December 2006		869,371	2,671,760	86,707	14,438,320	(502,630)	13,935,690	17,563,528	1,902	17,565,430

The accompanying notes form an integral part of these consolidated financial statements

1. General Information

Authorization of Accounts

The consolidated financial statements of OJSC Sibirtelecom and its subsidiaries - (hereinafter "the Company") for the year ended 31 December 2006 were authorized for issue by the General Director and the Chief Accountant of the Company on 20 June 2007.

The Company

The Company is an open joint stock company incorporated in accordance with the laws of the Russian Federation.

The registered office of the Company is in the city of Novosibirsk (the Russian Federation), 630099, 53 Maxim Gorky street.

The Company's principal activity is providing telephone services (including local, long-distance and international calls), telegraph, data transmission services, rent of communication channels and wireless communication services on the territory of 11 regions of the Russian Federation.

OJSC Svyazinvest is the Company's parent company which owned 50.67% of the Company's ordinary voting stock as at 31 December 2006. OJSC Svyazinvest is controlled by the Federal Government of the Russian Federation (refer to note 33).

Information of the Company's main subsidiaries is disclosed in note 8. All subsidiaries are incorporated under the laws of the Russian Federation.

Presentation of Financial Statements

The consolidated financial statements are prepared based on the standalone financial statements of the parent company, OJSC Sibirtelecom, its subsidiaries and associates using unified accounting policies.

The measurement and presentation currency of the Company is the Russian Rouble, which is the national currency of the Russian Federation.

Consolidated financial statements of the Company are presented in thousands of Russian Roubles.

Tariff Setting

Most of the Company's tariffs are regulated by the Federal Antimonopoly Agency of the Russian Federation.

In general, the Company increased tariffs in 2006 and 2005 as follows:

Customer Group	Urban areas, %		Rural areas, %	
	2006	2005	2006	2005
Residential	10.9	16.8	11.2	17.3
State-financed organizations	8.6	15.0	9.9	15.2
Commercial organizations	8.6	15.0	9.9	15.2

2. Basis of Presentation of the Financial Statements

Liquidity and Financial Resources

As of 31 December 2006, the Company's current liabilities exceeded its current assets by 7,399,554 (31 December 2005 - 4,189,321). Consequently, there is an uncertainty about the Company's ability to maintain its liquidity and to pay its existing debts as they fall due.

To date, the Company has significantly relied upon short-term and long-term financing to fund the improvement of its telecommunication network. This financing has historically been provided through bank loans, bonds, vendor financing, and finance leases.

If needed, management believes that certain projects may be deferred or curtailed in order to fund the Company's current operating needs.

Through 2007, the Company anticipates funding from a) cash generated from operations; b) placement of rouble bonds in the domestic market; c) financing from domestic and international lending institutions. Management believes that these sources will be sufficient to settle short-term liabilities. If needed, management believes that payment terms on certain current operations may be deferred in case of insufficiency of working capital.

These financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or any other adjustments that might be required if the Company either be unable to continue as a going concern or if the Company was to dispose of assets outside the normal course of its operating plan.

Accounting principles

These financial statements have been prepared and presented in accordance with International Financial Reporting Standards ("IFRS").

These financial statements are prepared based on the statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation, with adjustments and reclassifications recorded for the purpose of fair presentation of financial position, results of operations and cash flows in accordance with IFRS.

The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

The Company transitioned to IFRS as of 1 January 2003 using the provisions of IFRS 1 "First-time Adoption of International Financial Reporting Standards".

The Company has applied an exemption permitted by IFRS 1 which allows an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. The Company has also applied the exemption permitted by IFRS 1 which allows an entity to recognize all cumulative actuarial gains and losses on employees defined benefit plans at the date of transition even if the corridor approach is used for latter actuarial gains and losses.

(In thousands of Russian Roubles)

Management estimates that the carrying value of all of the Company's property, plant and equipment as of the date of transition to IFRS was broadly comparable to their fair values. However, management intends to engage an independent appraiser to support these fair values and as a result, the reported carrying amount of property, plant and equipment may be adjusted. It is expected that the appraisal will be completed in the near future.

The accounting policies adopted are consistent with those of the previous financial year except that the Company has adopted those new/revised standards effective for financial years beginning on or after 1 January 2006.

The changes in the Company's accounting policies result from adoption of the following new or revised standards, applicable to the Company's operations:

- IAS 19 (amended in 2005) *Employee benefits*;
- IAS 21 (amended in 2005) *The Effects of Changes in Foreign Exchange Rates*;
- IAS 39 (amended in 2005) *Financial Instruments: Recognition and Measurement*;
- IFRIC Interpretation 4 *Determining whether an Arrangement contains a Lease*;

The principal effects of these changes in policies are discussed below.

IAS 19 (revised) Employee benefits

Effective from 1 January 2006, the Company has adopted amendments to IAS 19. As a result, the Company discloses additional information, including information on trends in defined pension plan assets and liabilities, and assumptions related to costs components of defined pension plans. The aforementioned amendment has resulted in additional disclosures of information for the years 2005 and 2006, but has not had any impact on recognition and measurement of defined benefit plan assets and liabilities as the Company has not applied the new provision of the Standard which allows for the recognition of actuarial gains and losses outside of the income statement.

IAS 39 (revised) Financial Instruments: Recognition and Measurement

Amendments to IAS 39, introduced in 2005, included the following:

- A requirement to recognise financial guarantees provided by the Company;
- A provision allowing to classify the foreign currency risk of a highly probable forecast intragroup transaction, as a hedged item in a cash flow hedge provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated profit or loss;
- A restriction to designate any financial asset or liability as at fair value through profit and loss.

These amendments had no material impact on financial statements of the Company.

IFRIC Interpretation 4 Determining whether an Arrangement contains a Lease

The issue addressed in the interpretation is how to determine whether an arrangement is, or contains, a lease which should be accounted in accordance with IAS 17, if the arrangement comprises a transaction of a series of transactions that does not take the legal form of a lease but conveys a right to use an asset in return for a payment or series of payments.

The adoption of the Interpretation effective from 1 January 2006 had no significant impact on the Company's financial statements for 2005 and 2006.

(In thousands of Russian Roubles)

IFRSs and IFRIC Interpretations not yet effective

A number of IFRSs and IFRIC Interpretations have been issued but are not yet effective as at 31 December 2006, and have not been applied by the Company in these financial statements. Of these, the following pronouncements may potentially have an effect on the Company's operations and presentation of its financial statements:

- IFRS 7 *Financial Instruments: Disclosures;*
- IFRS 8 *Operating Segments*
- IAS 1 (amended in 2005) *Presentation of Financial Statements;*
- IFRIC 9 *Reassessment of Embedded Derivatives*;
- IFRIC 10 *Interim Financial Reporting and Impairment*;
- IFRIC 11 *Group and Treasury Share Transactions*;

IFRS 7 *Financial Instruments: Disclosures* replaces disclosure requirements of IAS 32. IFRS 7 becomes mandatory for the annual reporting periods, beginning on or after 1 January 2007.

IFRS 8 *Operating Segments,* which is effective for annual reporting periods beginning on or after 1 January 2009, introduces the "management approach" to segment reporting.

Amendment to IAS 1 Presentation of Financial Statements: Capital Disclosures requires disclosures about the aims, policies and procedures applied by the Company and its subsidiary for the purposes of capital management. These amendments become mandatory for the annual reporting periods beginning on or after 1 January 2007.

IFRIC 9 *Reassessment of Embedded Derivatives* clarifies that the Company must assess whether an embedded derivative should be separated from the underlying host contract and accounted for as a derivative when the Company enters the underlying host contract initially. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. IFRIC 8 becomes mandatory for annual reporting periods beginning on or after 1 June 2006.

IFRIC 10 *Interim Financial Reporting and Impairment* prohibits the reversal of an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. IFRIC 10 becomes mandatory for annual reporting periods beginning on or after 1 November 2006.

The Company expects that adoption of the pronouncements listed above will have no significant impact on the Company's financial statements in the period of initial application, except the following:

- IFRS 7 will have a significant effect on disclosures in respect of financial instruments, presented in the notes to the financial statements;
- IFRS 8 will require the Company to present detailed segmental disclosures based on information available to the Company's key decision makers. Currently, the Company has not analysed the extent of potential additional disclosures which may be required.

Correction of errors and reclassifications

In 2005 the Company determined and presented its liabilities existing under the defined benefit plans in accordance with IAS 19 *Employee Benefits*. In 2006 the Company engaged an independent actuary for an actuary valuation of pension liabilities as at 31 December 2006 and presented the results of this valuation in these financial statements. Additionally, as a result of the actuary valuation performed as at

(In thousands of Russian Roubles)

31 December 2006 it was determined that an adjustment to the comparatives as of 31 December 2004 and 2005 is required, which has been recorded in these financial statements.

In 2006 the Company identified that the carrying value of certain of its licences recorded within intangible assets had been incorrectly established as at the date of transition to IFRS. As a result, the carrying value of the licences had been overstated, which has been corrected in 2006 as a prior year restatement (see note 7).

	As previously reported	Restatement	Restated		Description of adjustments
Consolidated balance sheet as at 31 December 2005					
Intangible assets and goodwill	2,725,783	(402,433)	2,323,350	1	Effect of change in intangible assets as at 31 December 2005
Pension liabilities	1,665,259	258,920	1,924,179	2	Effect of change in pension liabilities as at 31 December 2005
Deferred income tax liability	1,559,309	(158,723)	1,400,586	3	Effect of items 1 and 2 above on the deferred tax liability at 31 December 2005
Retained earnings as of 31 December 2005	13,522,380	(502,630)	13,019,750	4	Effect of items 1, 2 and 3 above on retained earnings as at 31 December 2005
Consolidated income statement for the year ended 31 December 2005					
Wages, salaries, other benefits and payroll taxes	(10,058,219)	(252,587)	(10,310,806)	5	Effect of changes in pension plan expenses for 2005
Depreciation and amortisation	(3,299,837)	57,607	(3,242,230)	6	Effect of change in amortization of intangible assets
Other operating expenses	(3,642,640)	(515)	(3,643,155)	7	Effect of changes in pension plan expenses for 2005
Income tax expense	(806,819)	48,314	(758,505)	8	Effect of items 5 and 6 on deferred tax expense for 2005
Consolidated statement of changes in equity for the year ended 31 December 2004					
Retained Earnings as of 31 December 2004	12,114,153	(355,449)	11,758,704	9	Effect of change in pension liabilities of 5,964, and change in intangible assets of 349,485 as of 31 December 2004

(In thousands of Russian Roubles)

In addition the Company has made the following reclassifications to conform to the 2006 presentation:

	As previously reported	Effect of reclassifications	As restated	Description of reclassifications
Consolidated balance sheet as of 31 December 2005				
Long-term accounts receivable and other assets	85,805	84,471	170,276	Reclassification of long-term VAT from other current assets
Accounts receivable	1,853,126	30,172	1,883,298	Reclassification of receivables due from dealers from other current assets
Other current assets	2,279,516	(114,643)	2,164,873	Reclassification of long-term VAT from other current assets - 84,471; Reclassification of receivables due to dealers from other current assets - 30,172.
Consolidated income statement for the year ended 31 December 2005				
Interconnection charges	(3,623,509)	131,629	(3,491,880)	Reclassification
Other operating expenses, net	(3,643,155)	(131,629)	(3,774,784)	Reclassification

3. Summary of Significant Accounting Policies

3.1. Principles of Consolidation

The consolidated financial statements of the Company represent the financial statements of the group of companies, i.e. the

The consolidated financial statements of the Company represent the financial statements of the group of companies, i.e. the parent and its subsidiaries, presented as if the Company operated as a single economic entity.

Subsidiaries

Subsidiaries, which are those entities in which the Group has an interest of more than one half of the voting rights, or otherwise has power to exercise control over their operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

All intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated.

Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

Acquisition of Subsidiaries

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of purchase consideration over the fair value of the Company's share of identifiable net assets is recorded as goodwill. If the cost of the acquisition is less than the fair value of the Company's share of identifiable net assets of the subsidiary acquired the difference is recognized directly in the income statement.

Acquisition of minority interests

The difference between the cost of the additional interest in a subsidiary and the minority interest's share of the assets and liabilities is reflected in the consolidated statement of shareholders' equity at the date of the purchase of the minority interest as a charge to retained earnings.

3.2. Investments in Associates

Associates are entities in which the Company generally has between 20 % and 50% of the voting rights, or is otherwise able to exercise significant influence, but which it does not control or jointly control. Investments in associates are accounted for under the equity method and are initially recognized at cost, including goodwill. Subsequent changes in the carrying value reflect the post-acquisition changes in the Company's share of net assets of the associate. The Company's share of its associates' profits or losses is recognized in the income statement, and its share of movements in reserves is recognized in equity. However, when the Company's share of losses in an associate equals or exceeds its interest in the associate, the Company does not recognize further losses, unless the Company is obliged to make further payments to, or on behalf of, the associate.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company's interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3.3. Investments

The Company's investments are classified as either loans and receivables or available-for-sale investments, as appropriate. When investments are recognised initially, they are measured at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Company determines the classification of its investments at their initial recognition. All purchases and sales of investments are recognised on the settlement date, which is the date that the investment is delivered to or by the Company. Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. During the period the Company did not hold any investments in this category. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:

(a) those that the Company intends to sell immediately or in the near term, which shall be classified as held for trading, and those that the entity upon initial recognition designates as at fair value through profit or loss;
(b) those that the Company upon initial recognition designates as available for sale; or

(c) those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, which shall be classified as available for sale.

Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial recognition available-for-sale investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement. Reversals of impairment losses in respect of equity instruments are not recognised in the income statement. Impairment losses in respect of debt instruments are reversed through profit or loss if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement.

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis.

3.4. Accounting Policies, Changes in Accounting Estimates and Errors

Change in Accounting Policies

The Company accounts for a change in accounting policy resulting from the initial application of a Standard or an Interpretation in accordance with the specific transitional provisions, if any, in that Standard or Interpretation.

Changes in Accounting Estimates

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only or the period of the change and future periods, if the change affects both.

Prior Period Errors

Prior period error is corrected by retrospective restatement except to the extent that it is impracticable to determine either the period-specific effects or the cumulative effect of the error.

3.5. Foreign Currency Transactions

The measurement functional and presentation currency of the Company is the Russian Rouble, which is the national currency of the Russian Federation. Transactions in foreign currencies are initially recorded in the measurement functional currency at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the measurement functional currency rate of exchange ruling at the balance sheet date. All resulting differences are taken to the consolidated income statement as foreign exchange gains (losses). Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction.

(In thousands of Russian Roubles)

Assets and liabilities settled in Roubles but denominated in foreign currencies are recorded in the Company's consolidated financial statements using the same principles as for assets and liabilities denominated in foreign currencies.

The exchange rates as of 31 December 2006 and 2005 were as follows:

Currency	2006	2005
Russian Roubles per US dollar	26.33	28.78
Russian Roubles per Euro	34.70	34.19

3.6. Property, Plant and Equipment

3.6.1. Initial recognition

Property, plant and equipment are recorded at purchase or construction cost, excluding the costs of day-to-day servicing, less accumulated depreciation and accumulated impairment in value. For the property, plant and equipment acquired prior to 1 January 2003, fair values as at 1 January 2003 have been used as deemed cost (refer to note 2) in accordance with the exemption provided in IFRS 1.

Management assesses indications of impairment at each balance sheet date, and when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of fair value less cost to sell and value in use. Impairment losses are recognized in the income statement. Impairment losses recognised in previous periods are reversed, if there has been a change in the estimates, used to determine the recoverable amount.

Expenditure for continuing repairs and maintenance is charged to the income statement as incurred. Social assets are expensed on acquisition. Major renewals and improvements are capitalized, and the assets replaced are written off. Profit or loss from the assets write-off is charged to the income statement as incurred.

Major inspections expenses are capitalized to the balance cost if the recognition requirements are met.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

3.6.2. Depreciation and Useful Life

Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Buildings	50 years
Constructions	20 years
Analogue switches	20 years
Digital switches	15 years
Other telecommunication equipment	10 years
Transportation equipment	5 years
Computers, office and other equipment	3 years
Land	not depreciated

The asset's residual values, useful lives and depreciation methods are reviewed, and adjusted as appropriate, at each financial year-end.

Depreciation of an asset begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale (or included in a disposal group that is classified as held for sale) in accordance with IFRS 5 and the date that the asset is derecognised.

The depreciation charge for a period is usually recognized in the income statement, except where depreciation of property, plant and equipment is included in the cost of other assets, created using such property, plant and equipment.

The period of validity of the Company's operating licences is significantly shorter than the useful lives used for depreciation of the cost of property, plant and equipment. Based on the Russian licensing legislation and prior experience, management believes that the operating licences will be renewed without significant cost, which would allow the Company to realize the cost of its property, plant and equipment through normal operations.

3.6.3. Construction in Progress

Construction in progress is an asset, which is under construction or requires any other activities to bring it to the location and condition necessary for it to be capable of operating in the manner intended by management.

Construction in progress is recorded as the total of actual expenditures incurred less any impairment losses. Construction in progress is not depreciated.

3.6.4. Assets Received Free of Charge

Equipment related to main activity of the Company transferred to the Company free of charge outside the privatization process is capitalized at market value at the date of transfer. A corresponding income is fully recognized in the income statement, except where transfers of equipment relate to rendering of future services to the transferee, in which case the Company recognises deferred revenue in the amount of the fair value of the equipment received, and amortises it to the income statement on the same basis that the equipment is depreciated.

Equipment contributions that will not generate any future economic benefit for the Company are not recognized.

3.7. Intangible Assets

3.7.1. Goodwill

Goodwill represents the excess of the cost of an acquisition over the net fair value of the Company's share of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary or associate at the date of acquisition. Goodwill on an acquisition of a subsidiary is included in intangible assets. Goodwill on an acquisition of an associate is included in the investments in associates. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Company are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Company at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Company's primary or the Company's secondary reporting format determined in accordance with IAS 14 *Segment Reporting.*

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

An impairment loss recognized for goodwill is not reversed in a subsequent period.

3.7.2. Licences

Cost of licences paid to the Government for permission to provide telecommunication services within an identifiable period of time is recognized as intangible assets.

3.7.3. Software and Other Intangible Assets

Software and other intangible assets acquired separately are measured on initial recognition at cost. The cost of other intangible assets acquired in a business combination is their fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

3.7.4. Useful Life and Amortization of Intangible Assets

The Company assesses whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of or number of production, or similar units constitutes that useful life. An intangible asset is regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

Intangible assets with finite lives are amortized over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

Amortization periods and methods for intangible assets with finite useful lives are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

The cost of licences and software is depreciated on a straight-line basis over the estimated useful life equal to the term of the licences or the right to use the software. The useful life of other intangible assets is approximately 10 years.

Intangible assets with indefinite useful lives are not amortized, but tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

3.8. Borrowing Costs

The borrowing costs are capitalized by the Company as part of the cost of the asset when it is probable that they will result in future economic benefits to the entity and the costs are directly attributable to the acquisition, construction or production of a qualifying asset including construction in progress.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization on that asset is determined as the actual borrowing costs incurred on that borrowing during the period.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized during a period shall not exceed the amount of borrowing costs incurred during that period.

3.9. Leases

Leases where all the risks and rewards of ownership of the asset are transferred from the lessor to the lessee are classified as finance leases.

Leases where the lessor retains substantially all the risks and rewards of ownership of the asset are classified as operating leases

3.9.1. Finance Leases

At the commencement of the lease term or the date from which the lessee is entitled to exercise its right to use the leased asset, the Company recognizes finance leases as assets and liabilities in their balance sheet at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. At the commencement of the lease term the asset and the liability for the future lease payments are recognized in the balance sheet at the same amounts except for any initial direct costs of the lessee that are added to the amount recognized as an asset.

Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets that are owned, and the depreciation recognized is calculated in accordance with the accounting policy of the Company applicable for depreciable and amortized assets. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

3.9.2. Operating Leases

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

3.10. Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost of inventory is determined on the weighted average basis. The cost of finished goods and work in progress comprises cost of raw materials and other materials, direct labour and other direct costs, as well as the corresponding share of production indirect cost (calculated on the basis of norms of production capacities usage). Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

3.11. Advances Given

Advances given to acquire non-current assets are classified as non-current not dependant on the delivery terms of the asset and considered a non-monetary asset. Long-term advances given for operating activities are also classified as a non-current asset.

3.12. Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets comprise cash and cash equivalents; an equity instrument of another entity; a contractual right to receive cash or another financial asset from another entity, or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favourable to the Company; or a contract that will or may be settled in the Company's own equity instruments and is a non-derivative for which the Company is or may be obliged to receive a variable number of the Company's own equity instruments, or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments. For this purpose the Company's own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the Company's own equity instruments.

Financial liabilities include contractual obligations to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the Company; or a contract that will or may be settled in the Company's own equity instruments and is a non-derivative for which the Company is or may be obliged to deliver a variable number of the Company's own equity instruments or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments. For this purpose the Company's own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the entity's own equity instruments.

The Company recognizes a financial asset or a financial liability on its balance sheet when, and only when, the Company becomes a party to the contractual provisions of the instrument.

When a financial asset or financial liability is recognized initially, the Company measures it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

The Company classifies its financial assets and financial liabilities as current or non-current based on the term of its maturity taking into account other factors that limit the Company's ability to realize assets within 12 months or the existence of call options in financial liabilities valid within 12 months after the balance sheet date.

Financial asset is derecognised when the rights to receive cash flows from the asset expired or the Company transferred its rights to receive cash flows from the asset.

Financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

3.13. Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company's bank accounts, as well as cash deposits and short-term investments with original maturities of three months or less.

3.14. Accounts Receivable and Allowance for Bad Debt

Trade receivables are recognized at original invoice amount less an allowance for any uncollectible amounts. Allowance is made when there is objective evidence that the Company will not be able to collect the debts.

Allowance for impairment is created based on the historical pattern of collections of accounts receivable and a specific analysis of the recoverability of significant accounts.

Allowance for impairment is also created for other accounts receivable based on the assessment of the Company's ability to collect the debts.

Allowance for impairment is recognized in the income statement.

The carrying amount of current trade receivables is a reasonable approximation of their fair value.

The fair value of non-current trade receivables is calculated using the effective interest method.

3.15. Non-current Assets Held for Sale and Discontinued Operations

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations, is part of a single co-coordinated plan to dispose of a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

The Company classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use.

The Company measures a non-current asset (or disposal group) classified as held for sale at the lower of its carrying amount and fair value less costs to sell.

Immediately before the initial classification of the asset (or disposal group) as held for sale, the carrying amounts of the asset (or all the assets and liabilities in the group) are be measured in accordance with applicable IFRSs and IFRICs.

The Company presents and discloses information that enables users of the financial statements to evaluate the financial effects of discontinued operations and disposals of non-current assets (or disposal groups).

3.16. Loans Given

Loans given are recognized at the amortized cost, using the effective interest method less allowance for impairment or uncollectibility. Loans given are recorded as the non-current assets unless the repayment is expected within 12 months after the balance sheet date.

3.17. Loans and Borrowings Received

Loans and Borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, borrowings are measured at amortised cost using the effective interest method; any difference between the fair value of the consideration received (net of transaction costs) and the redemption amount is recognised as an adjustment to interest expense over the period of the borrowings.

3.18. Employee Benefits

3.18.1. Unified Social Tax

Under provisions of the Russian legislation, social contributions are made through a unified social tax ("UST") calculated by the Company by the application of a regressive rate to the annual gross remuneration of each employee. The Company allocates the UST to three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund varies depending on the annual gross salary of each employee.

The Company's contributions relating to the UST are expensed in the year to which they relate.

3.18.2. Current Employment Benefits

Wages and salaries paid to employees are recognized as expense in the current period.

3.18.3. Other Pension Plans and Post-Employment Benefits

Under collective bargaining agreements and internal regulations on additional pension benefits, the Company also provides additional benefits for its active and retired employees by using post-employment defined benefit plans. The majority of the Company's employees are eligible to participate under such post-employment benefit plans based upon a number of factors, including years of service, age, and compensation.

The Company determines the present value of the defined benefit obligation and the fair value of any plan assets on each reporting date separately for each plan. The obligations are valued by professionally qualified independent actuaries hired by the Company using the projected unit credit method. The assets of the defined benefit plans are valued by professionally qualified actuaries or independent appraisers.

Actuarial gains and losses are recognised as income or expense when the net cumulative unrecognised actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These

gains or losses are recognised over the expected average remaining working lives of the employees participating in the plans.

Upon introduction of a new plan or improvement of an existing plan past service cost is recognized on a straight-line basis over the average period until the amended benefits become vested. To the extent that the benefits vest immediately past service costs are immediately expensed.

Gains or losses on the curtailment or settlement of pension benefit obligations are recognized when the curtailment or settlement occurs.

3.19. Income Taxes

Tax expense (tax income) is the aggregate amount included in the determination of profit or loss for the period in respect of current tax and deferred tax.

Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period determined in accordance with the rules established by the taxation authorities, upon which income taxes are payable (recoverable).

Current tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liability method. Deferred income taxes are provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes, except where the deferred income tax arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the entity expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Any such previously recognized reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Deferred tax assets and liabilities are not discounted.

3.20. Shareholders' Equity

3.20.1. Share Capital

Ordinary shares and non-redeemable preference shares with discretionary dividends are both classified as equity.

3.20.2. Dividends declared

Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared at a Shareholders' meeting before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorized for issue.

3.21. Minority Interest

Minority interest is the interest in subsidiaries not held by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of the fair values of identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in net assets since the date of the combination. Minority interest is presented within equity, separately from the parent shareholders' equity.

3.22. Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Revenue is recognized in the amount of cash or cash equivalents received in the form of cash or receivable. However, when the inflow of cash or cash equivalents is deferred, the fair value of the consideration may be less than the nominal amount of cash received or receivable. When the arrangement effectively constitutes a financing transaction, the fair value of the consideration is determined by discounting all future receipts using an effective interest rate.

Revenue from service contracts is accounted for when the services are provided. Revenue from timed calls and data transfer services is measured primarily by the volume of traffic processed in the period.

Revenue arising from separable installation and connection activities is recognised when it is earned, upon activation.

Interest income is recognized on accrual basis.

Dividend income is recognized on the date that the Company's right to receive payment is established.

Net gain/loss on disposal of property, plant and equipment is recognized when all risks and rewards are transferred to the buyer or its agent.

Revenues from lease and other services are recognized in period when such services were rendered.

3.23. Barter Transactions

When goods or services are exchanged for goods or services which are of a similar nature and value, the exchange is not regarded as a transaction which generates revenue. When goods are sold or services are rendered in exchange for dissimilar goods or services, the exchange is regarded as a transaction which

generates revenue. The revenue is measured at the fair value of the goods or services received, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the goods or services received cannot be measured reliably, the revenue is measured at the fair value of the goods or services given up, adjusted by the amount of any cash or cash equivalents transferred.

3.24. Earnings per Share

The Company calculates basic earnings per share amounts for profit or loss attributable to equity holders of the parent entity and, if presented, profit or loss from continuing operations attributable to those equity holders. Basic earnings per share are calculated by dividing profit or loss attributable to equity holders of the parent entity (the numerator) by the weighted average number of participating equity instruments outstanding (the denominator) during the period.

The Company's preference shares are considered participating equity instruments for the purpose of earnings per share calculations (see note 29).

3.25. Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Company expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

If the effect of time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

3.26. Contractual Commitments

Contractual commitments comprise legally binding trading or purchase agreements with stated amount, price and date or dates in the future.

The Company discloses significant contractual commitments in the Notes to the financial statements.

The asset or liability under contractual commitments are not recognized in the financial statement until any of the parties performs in accordance with the contract and until any of the party became legally liable to pay or entitled to receive the payment under the terms of the contract.

3.27. Contingent Assets and Contingent Liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability. The Company does not recognize a contingent liability. A contingent liability is disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the

control of the Company. The Company does not recognize a contingent asset. A contingent asset is disclosed where an inflow of economic benefits is probable.

3.28. Segment Information

The Company provides fixed line and mobile telecommunication services. Management believes that the Company operates in one geographical segment on the territory of Siberia.

3.29. Events after the Balance Sheet Date

The Company adjusts the amounts recognized in its financial statements to reflect adjusting events after the balance sheet date. Events require an entity to adjust the amounts recognized in its financial statements are caused by favourable and unfavourable outcomes of conditions that existed at the balance sheet date and change in management estimates subject to uncertainties which was used for accounting of a number of business activities.

If non-adjusting events after the balance sheet date are material, nondisclosure could influence the economic decisions of users taken on the basis of the financial statements. Accordingly, the Company discloses the nature of the event and an estimate of its financial effect, or a statement that such an estimate cannot be made the following for each material category of non-adjusting event after the balance sheet date.

4. Significant accounting judgments and estimates

4.1. Judgments

In applying the accounting policies, management has made the following judgments, estimates and assumptions besides the accounting estimates, which most significantly affect the amounts reported in the financial statements:

Revenue recognition (principal / agent)

Agency fees related to provision of services where the Company acts as an agent in the transaction rather than as a principal. In the absence of specific guidance in IFRSs on distinguishing between an agent and a principal, management considered the following factors:

- Although the Company collects the revenue from the final customer, all credit risk is borne by the supplier of services;
- The Company cannot vary the selling prices set by the supplier by more than 1%.

Lease classification
A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership, otherwise it is classified as operational lease. Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement, but not its legal form. Unless the opposite can be reasonably argued, where the lease term exceeds 75% of the asset's useful life, or where the discounted value of minimal lease payments at the commencement of the lease term amounts to at least 90% of the fair value of the leased asset, such lease is classified as a finance lease.

(In thousands of Russian Roubles)

4.2. Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Useful life of property, plant and equipment
The Company estimates remaining useful lives of its property, plant and equipment at least once a year at the financial year end. If the estimation differs from the previous estimations, the changes are accounted for in accordance with IAS 8 *Accounting Policies, Changes in* Accounting Estimates and Errors. These estimates may have a significant impact on the carrying value of property, plant and equipment and depreciation, charged to the income statement.

Goodwill impairment
The Company determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of cash-generating units to which the goodwill is allocated.

Estimating the value in use requires the Company to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. As at 31 December 2006 the carrying value of goodwill equals 129,379 (2005 – 94,682). Refer to note 7 for further details.

Fair value of unquoted investments available-for-sale
Fair value of investments actively traded in regulated financial markets is determined on the basis of market ask prices at the end of trade on the reporting date. Fair value of investments which are not actively traded is determined using valuation techniques, including those based on reference to recent arm's length market transactions between knowledgeable, willing parties, based on reference to the current fair value of another instrument that is substantially the same, or based on discounted cash flow analysis and option pricing models.
These valuation techniques are based on assumptions that are not supported by existing market prices and rates. Management believes that the fair value determined using valuation techniques and recorded in the balance sheet, and the corresponding changes in the fair value recorded in the statement of changes in equity, are reasonable and most accurate as at the balance sheet date.

Allowance for impairment of receivables (bad and doubtful debt reserve)
Management records a provision for bad and doubtful debts to account for estimated losses resulting from the customers' inability to settle the liabilities. To estimate if the provision is sufficient, management evaluates ageing of the debts, the experience of bad debt write-off, customers' creditworthiness and changes in payment terms. If the customers' financial position continues to deteriorate, the actual amount of bad debt write-off may exceed the estimation. As at 31 December 2006 the bad debt provision equalled 571,335 (2005 - 841,632).

Pension liabilities
Pension liabilities are usually provided for by plans which are classified and accounted for as defined benefit pension plans. The discounted value of the pension plan liabilities and the related current service costs are determined on the basis of actuary valuations which use demographic and financial assumptions, including mortality rates for the service period and thereafter, staff turnover rates, discount rates, future salary and pension levels, and to a lesser extent the expected income on the pension plan's assets. If adjustments to the key assumptions are required, it will have a significant impact on the future expenses in respect of pension obligations. Refer to note 23 for further details.

(In thousands of Russian roubles)

5. Segment Information

	2006				
	Fixed line	Mobile	Other	Intercompany eliminations	Total
REVENUES					
Sales to third parties	21,379,387	8,262,783	532,477	-	**30,174,647**
Inter-segment sales	613,340	13,055	194,311	(820,706)	-
Total revenues	**21,992,727**	**8,275,838**	**726,788**	**(820,706)**	**30,174,647**
Segment result	187,197	2,926,407	397,934	-	**3,511,538**
Operating profit					**3,511,538**
Share of profit of associates					19,866
Interest expense, net					(1,320,312)
Gain from sale of investments, net					45,930
Foreign exchange gains, net					72,079
Income tax expense					(1,169,642)
Profit for the year					**1,159,459**
Assets and Liabilities					
Segment assets	36,397,628	9,953,246	26,615	-	46,377,489
Investments in associates					32,093
Consolidated total assets					**46,409,582**
Segment liabilities	(24,310,942)	(4,524,566)	(8,644)	-	(28,844,152)
Consolidated total liabilities					**(28,844,152)**
OTHER INFORMATION					
Capital expenditure	6,694,215	4,824,410	8,613	-	11,527,238
Depreciation and amortization	(3,047,432)	(811,170)	-	-	(3,858,602)
Reversal of allowance (allowance for impairment) of receivables	243,452	(69,627)	-	-	173,825
Losses from impairment of property, plant and equipment	-	(281,545)	-	-	(281,545)

(In thousands of Russian roubles)

	2005				
	Fixed line	**Mobile**	**Other**	**Intercompany eliminations**	**Total**
REVENUES					
Sales to third parties	20,422,206	6,495,775	514,158	-	27,432,139
Inter-segment sales	370,030	29,277	21,154	(420,461)	-
Total revenues	**20,792,236**	**6,525,052**	**535,312**	**(420,461)**	**27,432,139**
Segment result	(318,746)	3,190,883	311,515	-	3,183,652
Operating profit					**3,183,652**
Share of profit of associates					15,439
Interest expense, net					(1,004,763)
Gain on sale of investments					86,052
Other income and expenses, net					(8,691)
Foreign exchange gains and losses, net					(45,121)
Income tax expense					(758,505)
Profit for the year					1,468,063
Assets and Liabilities					
Segment assets	32,625,064	6,932,931	30,571	-	39,588,566
Investments in associates					50,584
Consolidated total assets					**39,639,150**
Segment liabilities	(20,202,148)	(2,714,522)	(10,343)	-	(22,927,013)
Consolidated total liabilities					**(22,927,013)**
OTHER INFORMATION					
Capital expenditure	6,239,065	3,034,489	1,305	-	9,274,859
Depreciation and amortization	(2,733,684)	(508,546)	-	-	(3,242,230)
Reversal of allowance (allowance for impairment of receivables)	116,862	(50,628)	-	-	66,234
Impairment of goodwill	-	(79,762)	-	-	(79,762)

Comparative information as at and for the year ended 31 December 2005 has been restated. Refer to note 2.

(In thousands of Russian roubles)

The Company provides fixed line and mobile telecommunication services. Management believes that the Company operates in one geographical segment.
Unallocated expenses, assets and liabilities are expenses, assets and liabilities that arise at the entity level and relate to the entity as a whole.

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables, and operating cash and exclude assets that relate to the Company as a whole. Segment liabilities primarily comprise operating liabilities, loans and leasing liabilities and exclude items pertaining to the Company as a whole.

Capital expenditure comprises additions to property, plant and equipment. Impairment losses and provisions relate only to those charges made against allocated assets.

6. Property, Plant and Equipment

	Land, buildings and structures	Switches and transmission devices	Construction in progress and equipment for installation	Vehicles and other assets	Total
Cost					
As of 31 December 2004	**10,819,627**	**14,400,785**	**1,559,238**	**2,891,194**	**29,670,844**
Additions	-	-	8,556,078	-	8,556,078
Additions due to acquisition of subsidiaries	100,876	50,221	29,747	2,181	183,025
Disposals	(207,455)	(426,957)	(48,637)	(74,721)	(757,770)
Transfers	2,268,692	4,000,417	(7,562,540)	1,293,431	-
As of 31 December 2005	**12,981,740**	**18,024,466**	**2,533,886**	**4,112,085**	**37,652,177**
Additions	-	-	10,187,298	-	10,187,298
Additions due to acquisition of subsidiaries	84,584	44,954	2,145	5,466	137,149
Disposals	(203,304)	(683,223)	(115,121)	(165,280)	(1,166,928)
Transfers	2,448,878	5,046,256	(8,987,491)	1,492,357	-
As of 31 December 2006	**15,311,898**	**22,432,453**	**3,620,717**	**5,444,628**	**46,809,696**
Accumulated Depreciation and impairment losses					
As of 31 December 2004	**(1,043,131)**	**(2,270,893)**	**-**	**(688,221)**	**(4,002,245)**
Charge for the year	(588,618)	(1,689,302)	-	(794,004)	(3,071,924)
Charge due to acquisition of subsidiaries	(3,635)	(7,115)	-	(1,098)	(11,848)
Disposals	159,203	255,753	-	63,819	478,775
As of 31 December 2005	**(1,476,181)**	**(3,711,557)**	**-**	**(1,419,504)**	**(6,607,242)**
Charge for the year	(719,362)	(1,984,075)	-	(791,926)	(3,495,363)
Charge due to acquisition of subsidiaries	(26,530)	(23,922)	-	(4,418)	(54,870)
Disposals	152,525	414,814	-	138,952	706,291
Impairment losses	-	(79,021)	(194,159)	(8,365)	(281,545)
As of 31 December 2006	**(2,069,548)**	**(5,383,761)**	**(194,159)**	**(2,085,261)**	**(9,732,729)**
Net book value as of 31 December 2004	**9,776,496**	**12,129,892**	**1,559,238**	**2,202,973**	**25,668,599**
Net book value as of 31 December 2005	**11,505,559**	**14,312,909**	**2,533,886**	**2,692,581**	**31,044,935**
Net book value as of 31 December 2006	**13,242,350**	**17,048,692**	**3,426,558**	**3,359,367**	**37,076,967**

(In thousands of Russian roubles)

The net book value of property, plant and equipment held under finance leases as of 31 December 2006 and 2005 amounted to:

	2006	2005
Land, buildings and structures	42,039	45,438
Switches and transmission devices	1,425,122	1,520,473
Construction in progress and equipment for installation	12,189	10,454
Vehicles and other	72,827	137,411
Total net book value of property, plant and equipment held under finance leases	**1,552,177**	**1,713,776**

Leased assets are pledged as security for the related finance lease obligations (see note 20).

During 2006, the Company capitalised interest totalling 226,108 (2005 - 293,406) in the value of construction in progress. The capitalisation rate in 2006 was 10 % (2005 - 11 %).

Bank borrowings and vendor loans are secured by property, plant and equipment with a carrying value of approximately 7,193,951 (2005 - 4,602,000) as of 31 December 2006 (see note 19).

The net book value of property, plant and equipment, which were subject to joint ownership as of 31 December 2006 is 242,818 (2005 - 115,263).

In 2006 the Company recognized an impairment loss in respect of a number of items of property, plant and equipment used for provision of mobile telecommunication services by the subsidiary OJSC STeK GSM, amounting to 281,545. The impairment loss was caused by operational losses which are expected to continue in the foreseeable future. The recoverable amount was calculated based on the value in use, which was determined using projected cash flows of the subsidiary discounted at the rate of 13.7%.

Management estimates that the carrying value of all of the Company's property, plant and equipment as of the date of transition to IFRS was broadly comparable to their fair values. However, management intends to engage an independent appraiser to support these fair values and as a result, the reported carrying amount of property, plant and equipment may be adjusted. It is expected that the appraisal will be completed in the near future.

(In thousands of Russian roubles)

7. Intangible Assets and Goodwill

	Goodwill	Licences	Software	Other	Total
Cost					
As of 31 December 2004	**14,931**	**44,151**	**1,776,239**	**42,252**	**1,877,573**
Additions	-	5,034	691,139	22,608	718,781
Additions due to acquisition of subsidiaries	79,746	33,171	8,107	27,025	148,049
Disposals	-	(10,116)	(51,178)	-	(61,294)
As of 31 December 2005	**94,677**	**72,240**	**2,424,307**	**91,885**	**2,683,109**
Additions	34,702	2,268	1,270,805	32,165	1,339,940
Disposals	-	(513)	(20,920)	(100)	(21,533)
As of 31 December 2006	**129,379**	**73,995**	**3,674,192**	**123,950**	**4,001,516**
Impairment					
As of 31 December 2004	-	-	-	-	-
Charge for the year	(79,762)	-	-	-	(79,762)
Disposals	-	-	-	-	-
As of 31 December 2005	**(79,762)**	-	-	-	**(79,762)**
Charge for the year					
Disposals	-	-	-	-	-
As of 31 December 2006	**(79,762)**	-	-	-	**(79,762)**
Accumulated amortization					
As of 31 December 2004		**(6,055)**	**(112,778)**	**(12,822)**	**(131,655)**
Charge for the year		(14,133)	(125,641)	(6,373)	(146,147)
Accumulated amortization on intangible assets of acquired subsidiaries	-	(3,640)	(881)	(7,790)	(12,311)
Disposals	-	10,116	-	-	10,116
As of 31 December 2005	-	**(13,712)**	**(239,300)**	**(26,985)**	**(279,997)**
Charge for the year	-	(11,429)	(326,219)	(25,591)	**(363,239)**
Disposals	-	177	8,205	100	**8,482**
As of 31 December 2006		(24,964)	(557,314)	(52,476)	**(634,754)**
Net book value as of 31 December 2004	**14,931**	**38,096**	**1,663,461**	**29,430**	**1,745,918**
Net book value as of 31 December 2005	**14,915**	**58,528**	**2,185,007**	**64,900**	**2,323,350**
Net book value as of 31 December 2006	**49,617**	**49,031**	**3,116,878**	**71,474**	**3,287,000**

(In thousands of Russian roubles)

Oracle E-Business Suite (OEBS)

As of 31 December 2006 software includes OEBS software with a net book value of 933,062 (2005 - 940,479), including capitalised interest of 175,466 (2005 - 175,466). Capitalisation of interest in 2006 was discontinued due to a start of commercial use of part of OEBS related to accounting for non-current assets (release #1). In accordance with the supply contract, the Company acquired non-exclusive licences for 12,400 users of E-business Suite 2004 Professional among other license applications. The remaining useful life equals 9 years.

During 2006 the Company commenced the use of OEBS module related to accounting for non-current assets, Release #1, in all of its branches.

Full implementation of the Oracle E-Business Suite software is expected to be completed by 2008.

The Company commenced amortisation of OEBS software starting 30 November 2005 proportionally to the quantity of activated licences

Amdocs Billing Suite

As of 31 December 2006 software also includes Amdocs Billing Suite software with a net book value of 889,080 (2005 - 661,900), including a capitalised discount from promissory notes of 28,613 (2005 - 28,613). The capitalisation of the discount ceased in 2006 as the promissory notes were repaid. During 2006, interest on loans and borrowings of 11,244 (2005 - 4,897) also was included in the cost of this intangible asset. The capitalisation rate amounted to 10% (2005 - 11.48 %). This software was purchased for the purpose of the implementation of unified automated billing system. The project of implementation of the unified automated billing system is expected to last 4-5 years.

The Company's Board of Directors approved the purchase of the Amdocs Billing Suite software on 20 November 2004.

Amdocs Billing Suite software was supplied in December 2004 by LLC IBM Eastern Europe/Asia, in exchange for 18 zero coupon promissory notes for the total amount of 644,192. As at 31 December 2006, the promissory notes have been repaid.

The Company will commence amortizing this asset from the date of software implementation. Up to this moment the Company intends to perform the annual impairment test of the asset.

Licences

As of 31 December 2006 licences mainly included GSM 900 licences with a net book value of 23,183 (2005 - 27,742). The Company estimates the remaining useful life of licences at 5 years.

(In thousands of Russian roubles)

Impairment testing of goodwill

Goodwill acquired through business combinations has been allocated to the following cash-generating units for impairment testing:

- Sayansky branch of CJSC Yeniseytelecom
- OJSC Mobiltelecom
- CJSC ChitaNET
- CJSC ATS-41
- CJSC ATS-32

The recoverable amounts of Sayansky branch of CJSC Yeniseytelecom, OJSC Mobiltelecom, CJSC Chita NET and other cash-generating units have been determined based on a value in use calculated using cash flow projections derived from five-year financial budgets approved by senior management. Cash flows for the periods beyond the five-year period have been extrapolated using a growth rate equal to the long-term average growth rate for the above mentioned cash-generating units.

The following describes key assumptions applied by management for cash flow projections used to perform impairment testing of goodwill:

- Budgeted gross margins - the basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budgeted year, increased for expected efficiency improvements;
- Weighted average cost of capital - the basis used to determine a discount factor.

Carrying amount of goodwill before impairment has been allocated to each of the cash-generating units as follows:

	Carrying amount of goodwill	
Subsidiary	**2006**	**2005**
OJSC Altaysvyaz	79,746	79,746
CJSC ATS-41	21,663	-
CJSC ATS-32	13,039	-
CJSC ChitaNET	9,404	9,404
CJSC Yeniseytelecom	5,511	5,511
OJSC Mobiltelecom	16	16
Total	**129,379**	**94,677**

As a result of testing of goodwill allocated to CJSC ATS-41, CJSC ATS-32, CJSC ChitaNET and CJSC Yeniseytelecom, no impairment has been identified as at 31 December 2006. As at 31 December 2005, an impairment loss of 79,762 was identified in respect of goodwill allocated to OJSC Altaysvyaz and OJSC Mobiltelecom.

(In thousands of Russian roubles)

Impairment test of intangible assets not yet available for use

The Company performed impairment testing of intangible assets not yet available for use. These assets comprise the cost of Amdocs Billing Suite totalling 889,080 at 31 December 2006 (2005 - 661,900). As a result of testing, no impairment was identified as of 31 December 2006 and 2005.

8. Consolidated Subsidiaries and acquisitions

These consolidated financial statements include the assets, liabilities and financial results of OJSC Sibirtelecom, as well as its subsidiaries whose main activity is provision of cellular and other telecommunication services. The subsidiaries are listed below:

		Ownership,%		Voting Shares	
Subsidiary	**Main Activity**	**2006**	**2005**	**2006**	**2005**
CJSC Yeniseytelecom	Cellular services (GSM-900 and 1800)	100.00	100.00	100.00	100.00
CJSC Baikalwestcom	Cellular services (GSM-900 and 1800)	100.00	100.00	100.00	100.00
CJSC ChitaNET	Data transmission and telematics services	100.00	100.00	100.00	100.00
CJSC Altaiskaya telecommunicatsionnaya companiya	Local telephone network services	100.00	100.00	100.00	100.00
CJSC STeK GSM	Cellular services (GSM-900 and 1800)	100.00	100.00	100.00	100.00
OJSC Rinet	Internet services	100.00	51.00	100.00	51.00
CJSC ATS-32	Local calls, internet	100.00	40.42	100.00	40.42
CJSC ATS-41	Local calls, internet	100.00	49.00	100.00	49.00
CJSC Region Set	Cellular services (CDMA)	66.00	66.00	66.00	66.00
CJSC Altayskaya investitsionnaya companiya	Trading activities	62.50	62.50	62.50	62.50
CJSC Mobiltelecom	Cellular services, internet	90.09	64.99	90.09	64.99
CJSC Altaysvyaz[1]	Cellular services	99.72	59.70	99.72	59.70

All the above companies are Russian legal entities registered in accordance with the Russian legislation, and have the same financial year as the Company.

On the 27 June 2006, the Company acquired an additional 53.52% of ordinary voting shares of CJSC ATS-32 for 48,934 and obtained control over it. Management considers that at the date of acquisition the carrying value of assets, liabilities and contingent liabilities of CJSC ATS-32 was equal to their fair value. The difference between the fair value of the acquired share of net assets and the consideration paid amounted to 13,039 and was recognised as goodwill.

[1] Indirect ownership via CJSC Yeniseytelecom

(In thousands of Russian roubles)

Management of the Company has allocated the acquisition price of the 53.52% stake in CJSC ATS-32 as follows:

Cost of acquisition	
Cash paid	48,727
Expenses directly related to acquisition	207
Total acquisition cost	48,934
Fair value of identifiable assets and liabilities:	
Property, plant and equipment	59,978
Intangible assets	-
Accounts receivable	1,918
Cash and cash equivalents	3,839
Other current assets	4,657
Current liabilities	(3,321)
Long-term liabilities	(3)
Total net assets	**67,068**
Company's share in acquired net assets	53.52 %
Fair value of the acquired share in identifiable net assets	35,895
Goodwill arising on acquisition	**13,039**

Cumulatively during the year 2006 the Company acquired an additional 59.58 % of shares of CJSC ATS-32 for 53,074 and became its 100% owner.

In December 2006 the Company acquired an additional 50.09 % of ordinary voting shares of CJSC ATS-41 for 33,225 and obtained control over it. Management considers that at the date of acquisition the carrying value of the assets, liabilities and contingent liabilities of CJSC ATS-41 was equal to their fair value. The difference between the fair value of the acquired share of net assets and the consideration paid amounted to 21,663 and was recognised as goodwill.

Management of the Company has allocated the acquisition price of the 50.09 % stake in CJSC ATS-41 as follows:

Cost of acquisition	
Cash paid	33,024
Expenses directly related to acquisition	201
Total acquisition cost	33,225
Fair value of identifiable assets and liabilities:	
Property, plant and equipment, net	20,182
Intangible assets, net	-
Accounts receivable, net	3,753
Cash and cash equivalents	96
Other current assets	5,137
Current liabilities	(5,841)
Long-term liabilities	(245)
Total net assets	**23,082**
Company's share in acquired net assets	50.09 %
Fair value of the acquired share in identifiable net assets	11,562
Goodwill arising on acquisition	**21,663**

Cumulatively during the year 2006 the Company acquired an additional 51 % of shares of CJSC ATS-41 for

(In thousands of Russian roubles)

33,535 and became its 100% owner.

The net profit of the companies acquired in 2006, which has been included in these consolidated statements from the dates when control was obtained by the Company, amounted 1,331. Had these acquisitions occurred on 1 January 2006, the Company's results for 2006 would have been as follows:

Revenues	96,158
Profit for the year	6,163

Acquisition of minority interests

On the 18 October 2006, the Company acquired a minority share of OJSC AK Mobiltelecom totalling 25.1 % of the ordinary voting shares for 8,259 (the total number of shares owned by the Company as at 31 December 2006 amounted to 90.09%). The difference between the cost of the additional share acquired and the carrying value of the minority share in net assets amounted to 3,449 and was recorded as a transaction through retained earnings.

In December 2006 the Company acquired 40.02 % of shares of OJSC Altaysvyaz and became the owner of 99.72 % of the ordinary voting shares of OJSC Altaysvyaz. The cost of the acquisition in 2006 amounted to 35,185. The difference between the cost of the additional share acquired and the carrying value of the minority share in net assets amounted to 21,291 and was recorded as a transaction through retained earnings.

On the 3 April 2006, the Company acquired a minority share of OJSC "Region Net" totalling 49 % of the ordinary voting shares for 10,103 (the total number of shares owned by the Company as at 31 December 2006 amounted to 100 %). The difference between the cost of the additional share acquired and the carrying value of the minority share in net assets amounted to 5,110 and was recorded as a transaction through retained earnings. Gains and losses from disposal of subsidiaries are further disclosed in note 27.

9. Investments in associates

Investments in associates as of 31 December 2006 and 2005 comprised the following:

		2006		2005	
Associate	**Activity**	**Voting shares, %**	**Carrying value**	**Voting shares, %**	**Carrying value**
CJSC ATC-32	Local telephone network services, internet services	-	-	40.42	14,081
CJSC ATC-41	Local telephone network services, internet services	-	-	49.00	10,304
CJSC Novocom	Local telephone network services, internet services	50.00	15,397	50.00	10,589
LLC Giprosvyaz-Sibir	Engineering, development of project documentation	24.00	4,024	24.00	4,058
CJSC TeleRoss Novosibirsk	Local telephone network services, internet services	50.00	1,847	50.00	1,850
OJSC Loktelecom	Local telephone network services	36.56	10,845	36.56	9,723
Other			2,848		2,855
Impairment provision			(2,868)		(2,876)
Total			32,093		50,584

(In thousands of Russian roubles)

All of the above companies are Russian legal entities registered in accordance with the Russian legislation and have the same financial year as the Company.

The Company has investments in the following associates whose net assets were negative as of 31 December 2006 and 2005:

Associate	Activity	Voting share, %	Net assets as of 31 December 2006	Net assets as of 31 December 2005
OJSC Irkutskaya Raschetnaya Palata	internet services	34.00	(276)	(564)
CJSC Tsyfrovaya set i telecommunicatsionnye sistemy Novosibirskoi oblasti (ZS&TKC N)	network services	30.00	(102,489)	(103,878)
LLC Svyazinvest-Media-Sibir	publishing activities	25.01	(574)	(111)
CJSC Zholtye stranisi - Tomsktelecom	publishing activities	33.33	-	(672)

The carrying value of investments in associates shown in these consolidated financial statements equals to the Company's share in net assets of the associated companies, except for investments in OJSC Irkutskaya Raschetnaya Palata, and CJSC ZS&TKC N, LLC Svyazinvest-Media-Sibir and CJSC Zholtye stranisi - Tomsktelecom. The carrying amount of investments in the latter associates was reduced to nil as these associates have accumulated losses exceeding the cost of the respective investments.

Movement in investments in associates for the years ended 31 December 2006 and 2005 is presented below:

	2006	2005
Investments in associates as of 1 January, net	**50,584**	**35,735**
Acquisition of associates	310	-
Share of income net of income tax and net of dividends received	19,827	14,849
Reclassification of investments	(38,628)	-
Investments in associates as of 31 December, net	**32,093**	**50,584**

(In thousands of Russian roubles)

The following table illustrates summarised financial information of the most significant associates:

Associate	Voting shares	Assets	Liabilities	Revenues	Net (profit)/loss
2006					
CJSC Novocom	50.00%	35,632	4,838	(60,700)	(10,652)
LLC Giprosvyaz-Sibir	24.00%	32,618	15,851	(83,611)	47
CJSC TeleRoss Novosibirsk	50.00%	8,661	4,967	(1,870)	5
OJSC Irkutskaya Raschetnaya Palata	34.00%	2,427	2,703	(55)	288
CJSC ZS&TKC N	30.00%	38,477	140,966	(13,814)	(1,344)
LLC Svyazinvest-Media-Sibir	25.01%	15,620	16,194	(630)	49
OJSC Locktelecom	36.56%	49,252	19,643	(43,228)	(4,337)
2005					
CJSC ATC-32	40.42%	37,564	2,728	(37,648)	(3,040)
CJSC ATC-41	49.00%	27,783	6,753	(40,482)	(3,696)
CJSC Novocom	50.00%	22,991	1,814	(48,851)	(6,900)
LLC Giprosvyaz-Sibir	24.00%	31,354	14,446	(72,699)	(9,403)
CJSC TeleRoss Novosibirsk	50.00%	8,959	5,260	(4,004)	2,078
OJSC Irkutskaya Raschetnaya Palata	34.00%	2,685	3,249	(133)	(70)
CJSC ZS&TKC N	30.00%	62,410	166,288	(26,430)	10,818
LLC Svyazinvest-Media-Sibir	25.01%	3,548	3,659	(12,980)	(1,381)
OJSC Locktelecom	36.56%	44,453	17,913	(23,553)	(2,752)
CJSC Zholtye stranisi - Tomsktelecom	33.33%	952	1,624	(1,858)	193

As of 31 December 2006 the Company did not account for its share in the net assets of CJSC ZS&TKC N due to the liquidation of the company.

10. Long-term and short-term investments

As of 31 December 2006 and 2005 the Company's investments comprised the following:

	2006	2005
Long-term investments held-to-maturity	245	491
Long-term investments available-for-sale	17,473	76,108
Total long-term investments	**17,718**	**76,599**
Short-term investments held-to-maturity	4,347	57,080
Short-term investments available-for-sale	114,599	91,117
Total short-term investments	**118,946**	**148,197**
Total long-term and short-term investments	**136,664**	**224,796**

As of 31 December 2006 short-term investments held-to-maturity included bank deposits with a maturity from 3 months to 1 year in amount of 1,000 (2005 - 54,000).

(In thousands of Russian roubles)

As of 31 December 2006 and 2005 investments available-for-sale comprised the following:

	2006		2005	
Company	**Ownership interest**	**Carrying value**	**Ownership interest**	**Carrying value**
Long-term investments				
OJSC NTK Zvezda	1.665%	47,411		
CJSC NPK Svyazintek	11.00%	12,591	11.00%	12,591
OJSC ACB Svyazbank	0.01%	10,239	0.01%	10,239
OJSC Sberbank of Russia		-	0.01%	47,176
OJSC Sibacadembank		-	0.84%	13,979
CJSC RusleasingSvyaz		-	7.30%	11,613
OJSC AltayBusinessBank		-	5.70%	3,830
Other		5,549		11,590
Impairment provision		(58,317)		(34,910)
Total long-term investments		**17,473**		**76,108**
Short-term investments				
CJSC Sibirskaya Sotovaya Svyaz		-	10.00%	91,117
OJSC Sberbank of Russia	0.01%	114,615		-
KIT		139		-
Impairment provision		(155)		-
Total short-term investments		**114,599**		**91,117**
Total investments available-for-sale		**132,072**		**167,225**

Management believes that the carrying amount of these investments approximates their fair values.

11. Long-term accounts receivable and other assets

As of 31 December 2006 and 2005 long-term accounts receivable and other assets comprised the following:

	2006	**2005**
Long-term accounts receivable	21,677	32,529
Long-term loans given to employees	35,612	53,276
Long-term VAT receivable	16,934	84,471
Total	**74,223**	**170,276**

As of 31 December 2006 long-term loans given to employees are accounted at amortized cost using the effective interest rate of 18 % (2005 - 21 %).

(In thousands of Russian roubles)

12. Long-term advances given

As of 31 December 2006 and 2005 long-term advances given to suppliers of equipment comprised the following:

	2006	2005
Advances given for capital construction	645,076	443,278
Acquisition and implementation of Oracle E-Business Suite software (note 7)	127,777	111,310
Implementation of Amdocs Billing Suite software (note 7)	-	119,797
Implementation of other software	161,911	-
Allowance for impairment of advances	(4,239)	(3,847)
Total	**930,525**	**670,538**

13. Inventories

Inventories as of 31 December 2006 and 2005 comprised the following:

	2006	2005
Cable, materials and spare parts for telecommunications equipment	198,877	172,541
Construction materials, fuels and instruments	49,237	87,580
Finished goods and goods for resale	45,742	37,341
Other inventories	264,568	241,205
Total	**558,424**	**538,667**

14. Accounts receivable

Accounts receivable as of 31 December 2006 and 2005 comprised the following:

	2006	2005
Trade receivables - telecommunication services	2,471,877	2,464,226
Other accounts receivable	221,680	238,597
Allowance for impairment of receivables	(513,580)	(819,525)
Total	**2,179,977**	**1,883,298**

Accounts receivable for telecommunication services detailed by major customer groups were as follows:

	2006	2005
Residential customers	1,132,391	1,205,324
Corporate customers and interconnected operators	1,023,208	586,116
Governmental customers	129,725	154,002
Tariff compensation from the state budget	186,553	518,784
Total	**2,471,877**	**2,464,226**

The Company invoices its governmental and corporate customers on a monthly basis. The Company sends monthly payment requests to its residential customers and substantially relies upon these customers' timely payments based on the payment requests. All customer payments are based upon tariffs, denominated in

(In thousands of Russian roubles)

roubles, in effect at the time the calls are made. In certain cases the Company received penalty fees for delayed payments and enforced payments through court decisions.

As of 31 December 2006 the debt for tariff compensation from the state social security bodies related to granting privileges to certain categories of subscribers amounted to 7.55% of total accounts receivable from customers (2005 - 21.05%).
In December 2006 the Company estimated the probability of receipt of compensation from the state budget in respect of privileges granted to certain categories of subscribers, and taking into account a potential debt collection through court decisions, has recognized impairment in amount of 186,551, which represents 99.9 % of the total debt from the state social security bodies as at 31 December 2006.

The following table summarises the changes in the allowance for impairment of account receivable, other current assets and long-term advances given:

	2006	2005
Balance as of 1 January	841,632	1,017,417
Impairment/(reversal of impairment) for the year	(173,825)	(66,234)
Trade receivables write-off	(96,472)	(109,551)
Balance as of 31 December	**571,335**	**841,632**

The reversal of the receivables impairment during the year 2006 equalled 173,825 (2005 - 66,234) and was recorded as "Reversal of allowance for impairment of receivables" in the consolidated income statement.

15. Other current assets

As at 31 December 2006 and 2005 other current assets comprised the following:

	2006	2005
VAT receivable	715,342	1,546,885
Deferred expenses	154,030	155,086
Prepayments and advance payments	389,202	310,704
Other prepaid taxes	26,289	16,424
Settlements with personnel	29,660	35,208
Other receivables and current assets	145,766	118,826
Allowance for impairment of other current assets	(53,516)	(18,260)
Total	**1,406,773**	**2,164,873**

16. Cash and cash equivalents

As at 31 December 2006 and 2005 cash and cash equivalents comprised the following:

	2006	2005
Cash in had and in bank	485,830	507,117
Other cash equivalents	28	26,014
Total	**485,858**	**533,131**

The Company uses an identical policy to define the composition and valuation of cash and cash equivalents for the balance sheet and for the cash flow statement.

(In thousands of Russian roubles)

17. Significant non-cash transactions

In the year 2006 the Company received telecommunication equipment in the amount of 215,975 (2005-3,516) under leasing agreements.

Non-cash transactions above have been excluded from the consolidated statement of cash flows.

18. Share Capital

The number of outstanding shares is as follows:

	Number of shares outstanding (thousands)	Par value	Carrying value
As of 31 December 2004			
Ordinary	12,011,402	1,801,710	2,671,760
Preference	3,908,420	586,263	869,371
As of 31 December 2005	**15,919,822**	**2,387,973**	**3,541,131**
Ordinary	12,011,402	1,801,710	2,671,760
Preference	3,908,420	586,263	869,371
As of 31 December 2006	**15,919,822**	**2,387,973**	**3,541,131**

All shares have a par value of 0.15 Roubles. The difference between the total par value and the total carrying value of share capital represents the effects of inflation accumulated until 1 January 2003.

The ordinary shareholders are entitled to one vote per share.

Preference shares of "A" class give the holders the right to participate in general shareholders' meetings without voting rights except in instances where decisions are made in relation to the reorganization and liquidation of the Company, and in relation to changes and amendments to the Company's charter which restrict the rights of preference shareholders. The preference shares have no rights of redemption or conversion but carry non-cumulative dividends per share of 10% of the Russian accounting net income for the year. If the Company fails to pay the above mentioned dividends, or has no profits in any year, the preferred shareholders have the right to vote in the general shareholders' meeting. Owners of the preferred shares have the right to participate in and vote on all issues within the competence of general meetings following the annual general meeting in which a decision not to pay (or to pay partially) dividends on preferred shares has been taken. Annual amount of dividends on preference shares may not be less than dividends on ordinary shares. The preference shareholders participate in earnings along with ordinary shareholders. Accordingly, the Company's preferred shares are considered participating equity instruments for the purpose of earnings per share calculations (refer to note 29).

In case of liquidation, the property remaining after settlement with creditors, payment of preferred dividends and redemption of the par value of preferred shares is distributed among preferred and ordinary shareholders proportionately to the number of owned shares.

Distributable earnings of the parent company are limited to its retained earnings, as mandated by statutory accounting rules. Statutory retained earnings of the Company as of 31 December 2006 and 2005 amounted to 7,790,410 and 6,701,484 respectively.

(In thousands of Russian roubles)

In accordance with the Russian legislation dividends may only be declared to the shareholders of the Company from net income as shown in the Company's Russian statutory financial statements. The Company reported net income of 1,254,318 and 706,553 in its statutory financial statements in 2006 and 2005, respectively.

Dividends were declared in 2006 in respect of 2005 to holders of ordinary shares and preference shares of Rouble 0.013773 per ordinary share (2005: Rouble 0.012872 per ordinary share) and Rouble 0.017792 per preference share (2005: Rouble 0.016106 per preference share). Refer to note 30.

In September 2001, the Company executed a depositary agreement with JP Morgan Chase Bank regarding a placement of American Depositary Receipts (ADRs), Level 1. In accordance with the depositary agreement, each ADR represents 800 ordinary shares of the Company. As at 31 December 2006 1,799,767 ADRs were issued against 1,439,813,600 deposited shares which comprised 11.99 % of all ordinary shares issued.

The following table represents ADR registration for 2004-2006:

Date	ADR (quantity)	Ordinary Shares Equivalent (quantity)	Ordinary Shares %	Charter Capital %
31 December 2004	**1,564,069**	**1,251,255,200**	**10.42%**	**7.86%**
Additions 2005	583,147	466,517,600		
31 December 2005	**2,147,216**	**1,717,772,800**	**14.30%**	**10.79%**
Additions 2006	(347,449)	(277,959,200)		
31 December 2006	1,799,767	1,439,813,600	11.99%	9.04%

Currently the ADR's are traded on the following stock markets:

Stock market	CUSIP(WKN)	ADR ticker	ISIN
Over-the-counter (OTC) market (USA)	825,735,103	SBTLY	
Frankfurt Stock Exchange (FSE)	260,452	SBTLy.F	US8257351036
Berlin Stock Exchange (BerSE)	260,452	SBTLy.BE	US8257351036

The Company's shareholding structure as of 31 December 2006 was as follows:

	Ordinary shares		Preference shares		
	Number (thousands)	%	Number (thousands)	%	Total
OJSC Svyazinvest	6,086,602	51	-	-	6,086,602
Other legal entities	3,918,668	32	3,145,844	80	7,064,512
ADR holders	1,439,814	12	-	-	1,439,814
Individuals	566,318	5	762,576	20	1,328,894
Total	**12,011,402**	**100**	**3,908,420**	**100**	**15,919,822**

(In thousands of Russian roubles)

19. Loans and borrowings

As of 31 December 2006 and 2005 borrowings comprised the following:

	Interest rate	2006	2005
Short-term borrowings			
Bank loans			
Bank loans (Roubles)	6.75-12.5 %	611,840	146,700
Bank loans (US Dollars)	Libor+3.75 %	276,365	292,979
Bank loans (Euro)	Libor+5 %	2,180	551
Total bank loans		**890,385**	**440,230**
Vendor financing			
Vendor financing (US Dollars)		127	-
Total vendor financing		**127**	
Promissory notes			
Promissory notes (Roubles)	12 %	-	296,481
Promissory notes (US Dollars)		-	1,117
Total promissory notes		-	**297,598**
Other borrowings (Roubles)		-	727
Total short-term borrowings		**890,512**	**738,555**
Long-term borrowings			
Bank loans			
Bank loans (Roubles)	6.26-13 %	4,832,453	2,534,499
Bank loans (USD)	Libor+3.75 %	1,615,326	870,752
Bank loans (Euro)	Libor+5 %	76,236	330,465
Total bank loans		**6,524,015**	**3,735,716**
Bonds (Roubles)	7.85-12.5 %	**9,387,878**	**8,974,037**
Vendor financing			
Vendor financing (US Dollars)		40,585	61,820
Total vendor financing		**40,585**	**61,820**
Promissory notes			
Promissory notes (Roubles)		7,659	7,665
Promissory notes (US Dollars)	5.98%	-	233,584
Total promissory notes		**7,659**	**241,249**
Other borrowings (Roubles)		-	**5,373**
Less: Current portion of long-term borrowings		**(4,595,703)**	**(3,727,359)**
Total long-term borrowings		**11,364,434**	**9,290,836**

As of 31 December 2006 short-term and long-term borrowings included interest payable in the total amount of 312,092 (2005 - 493,736).

As of 31 December 2006 borrowings are secured by property, plant and equipment with the carrying value of approximately 7,193,951 (2005 - 4,602,000).

(In thousands of Russian roubles)

As of 31 December 2006 borrowings had the following maturity schedule:

Maturity date	Bank loans	Bonds	Vendor financing	Promissory notes	Total
2007	2,984,828	2,463,363	38,024	-	**5,486,215**
2008	1,961,852	2,963,587	2,688	24	**4,928,151**
2009	1,738,377	1,985,425	-	-	**3,723,802**
2010	207,332	1,975,503	-	-	**2,182,835**
2011 and after	522,011	-	-	7,635	**529,646**
Total	**7,414,400**	**9,387,878**	**40,712**	**7,659**	**16,850,649**

The Company's borrowings are denominated in the following currencies:

Currency	2006	2005
Russian Roubles	14,839,830	11,965,482
Euro	78,416	331,016
US dollars	1,932,403	1,460,252
Total	**16,850,649**	**13,756,750**

The Company has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

Short-Term Borrowings

Bank Loans

Most of short-term borrowings denominated in Roubles represent bank loans received to finance working capital. Below is a summary of individually significant short-term loans and borrowings.

Ost-West Handelsbank

Short-term borrowing of the Company's subsidiary CJSC Baikalwestcom from Ost-West Handelsbank represents a US dollar denominated loan received in May 2005. The agreement terminates in December 2007.The loan accrues interest at floating rate LIBOR + 2.2 %. The principle amount outstanding as of 31 December 2006 was 266,522. The loan is not secured.

OJSC Sberbank of Russia

Short-term borrowing from OJSC Sberbank of Russia mostly consist of the loan in amount of 300,000 received in October 2006. The loan accrues interest at rate of 6.75 %. The principle amount outstanding as of 31 December 2005 was 250,147 including interest payable. The loan is not secured.

(In thousands of Russian roubles)

Long-Term Borrowings

Below is a summary of individually significant long-term loans and borrowings.

Bank Loans

OJSC Gazprombank

Long-term borrowings from OJSC Gazprombank mostly represent a credit line. The agreement terminates in May 2007. In August 2006 the interest rate was decreased to 9.8 % per annum. As of 31 December 2006, the outstanding amount was 345,756 including interest payable. The loan is collateralized with fixed assets valued at 567,807.

OJSC Sberbank of Russia

Long-term borrowings from OJSC Sberbank of Russia mostly represent a rouble denominated loan received in March 2005 to the amount of 800,000. The loan matures in 2009. In January 2006 the interest rate was decreased to 11.2% per annum. As of 31 December 2006 the outstanding amount was 802,169. The loan is collateralized with fixed assets valued at 833,838.

CommerzBank (Eurasia)

Long-term borrowing from CommerzBank represents a credit line in the amount of 300,000 received in November 2004. The agreement terminates in November 2007. In November 2006 the interest rate was decreased from 8.5% to 8.25%. The principle amount outstanding as of 31 December 2006 was 301,085. The loan is not secured.

Long-term borrowing from CommerzBank represents a credit line in the amount of 300,000 received in December 2004. The agreement terminates in June 2006. In June 2006 the interest rate was decreased from 9% to 8.75%. The principle amount outstanding as of 31 December 2006 was 301,150. The loan is not secured.

OJSC Bank of Moscow

Long-term borrowing from OJSC Bank of Moscow represents a credit line in the amount of 500,000 received in April 2006. The agreement terminates in March 2008. Interest is accrued on the loan at a rate of 11% per annum. In July 2006 the interest rate was decreased from 11% to 10.5%. The principle amount outstanding as of 31 December 2006 was 500,000. The loan is secured by the right of direct debiting of cash in bank.

CJSC BSGV

Long-term borrowing from CJSC BSGV represents amortization credit in amount of 600,000. The credit is received in several tranches in the period from August till October 2006. The agreement terminates in July 2009. The interest is accrued at three-months' market interest rate of Russian Rouble plus 3% and is payable on a monthly basis. The principle amount outstanding as of 31 December 2006 was 600,000. The loan is collateralized with fixed assets valued at 784,671.

CJSC Raiffeisenbank Austria

Long-term borrowing from Raiffeisenbank Austria represents a credit line in the amount of 100,000 received in January 2006. The agreement terminates in July 2007. Interest on this credit line is accrued at MOSPRIME plus 3 % which totalled to 9.01 % as at year end. The principle amount outstanding as of 31 December 2006

(In thousands of Russian roubles)

was 100,469, including interest payable. The loan is collateralized with fixed assets valued at 135,120.

Long-term borrowing from Raiffeisenbank Austria represents a credit line in the amount of 200,000 received in April 2006. The agreement terminates in October 2007. Interest on this credit line is accrued at MOSPRIME plus 3 % which totalled to 9.01 % as at year end. The principle amount outstanding as of 31 December 2006 was 200 938, including interest payable. The loan is collateralized with fixed assets valued at 272,497.

Long-term borrowing from Raiffeisenbank Austria represents a credit line in the amount of 500,000 received in October 2006. The agreement terminates in October 2009. Interest on this credit line is accrued at MOSPRIME plus 3 % which totalled to 9.01 % as at year end. The principle amount outstanding as of 31 December 2006 was 502,468, including interest payable. The loan is secured by the right of direct debiting of cash in bank.

Management estimates that pledge value of the pledged assets approximately equals to their carrying value.

Bonds

In July 2004 the Company registered the issue of 2,000,000 interest-bearing bonds, series 04, with par value of 1,000 Roubles each. The bonds have 6 semi-annual coupons. Coupon interest rate is set at 12.5 % per annum. The bonds mature in 1,092 days from the date of issue, in July 2007.

In April 2005 the Company registered the issue of 3,000,000 interest-bearing bonds, series 05, with par value of 1,000 Roubles each. The bonds have 6 semi-annual coupons. Coupon effective interest rate is set at 9.2 % per annum. The bonds mature in 1,092 days from the date of issue, in April 2008.

In September 2005 the Company registered the issue of 2,000,000 interest-bearing bonds, series 06 with par value of 1,000 Roubles each. The bonds have 10 semi-annual coupons. The effective interest rate set at 7.85 % per annum. The bonds mature in 5 years from the date of issue in September 2010. These bonds did not provide put options.

In May 2006 the Company registered the issue of 2,000,000 interest-bearing bonds, series 07 with par value of 1,000 Roubles each. The bonds have 6 semi-annual coupons. The effective interest rate set at 8.65 % per annum. The bonds mature in 3 years from the date of issue, in May 2009. These bonds did not provide put options.

In April 2005 the Company registered the issue of 300,000 interest-bearing bonds issued by its subsidiary OJSC Baikalwestcom, par value of 1,000 Roubles each. Bonds have 6 semi-annual coupons. Coupon effective interest rate was set at 11.43 % per annum. The bonds mature in 1,092 days from the date of issue in April 2008. These bonds provided put options, which were exercised in 2005 to the total amount of 100,000.

(In thousands of Russian roubles)

20. Finance Lease Obligations

The Company has finance lease contracts for telecommunication equipment. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments as of 31 December 2006 and 2005 are as follows:

	2006		2005	
	Minimum lease payments	**Present value of payments**	**Minimum lease payments**	**Present value of payments**
Current portion	538,589	382,070	522,875	311,788
1 to 5 years	458,931	381,174	749,336	570,463
Over 5 years	-	-	50	44
Total minimum lease payments	**997,520**	-	**1,272,261**	-
Less amounts representing finance charges	(234,276)	-	(389,966)	-
Present value of minimum lease payments	**763,244**	**763,244**	**882,295**	**882,295**

In 2006 and 2005 the Company's primary lessors were OJSC RTC-Leasing and LLC Promsvyazleasing. In 2006 the effective interest rate on lease liabilities ranged from 23 % to 28 % per annum (2005 - 22 % to 33 % per annum).

OJSC RTC-Leasing purchases telecommunication equipment from domestic and foreign suppliers and provides such equipment to the Company under finance lease agreements. The Company's obligations under finance leases to OJSC RTC-Leasing as of 31 December 2006 amounted to 683,374 (2005 - 841,164).

OJSC RTC-Leasing is entitled to adjust the lease payment schedule in the event of a change in certain economic conditions, in particular, a change in the refinancing rate of the Central Bank of the Russian Federation.

As of 31 December 2005 finance lease obligations denominated in US dollars amounted to 27,692 (2005 - 27,788 respectively).

Guarantees issued in favour of OJSC RTC-Leasing are described in note 31.

21. Accounts Payable, Accrued Expenses and Advances Received

As of 31 December 2006 and 2005 accounts payable and other current liabilities comprised the following:

	2006	2005
Salaries and wages	1,954,358	1,217,490
Trade accounts payable for capital investments	1,806,273	1,024,991
Trade accounts payable - other	1,215,553	543,891
Advances received from subscribers	914,205	693,031
Other accounts payable	134,932	104,000
Total	**6,025,321**	**3,583,403**

Accounts payable for capital investments amounting to 161,650 are denominated in foreign currency, US dollars and EUR, as of 31 December 2006 (2005 - 35,880). Other accounts payable include outstanding settlements with suppliers and contractors in relation to services for operating activities, to agents and other.

(In thousands of Russian roubles)

22. Taxes Payable

As of 31 December 2006 and 2005, taxes payable comprised the following:

	2006	2005
Value-added tax	59,617	660,779
Property tax	130,878	113,475
Unified social tax	106,302	80,634
Other taxes	51,512	41,318
Total	348,309	896,206

Included in value added tax payable is the amount of 55,773 (2005 - 399,338), which represents deferred value added tax, which is only payable to the tax authorities when the underlying receivables are recovered or written off.

23. Pensions and Other Post-Employment Benefit Plans

In addition to statutory pension benefits, the Company also contributes to post-employment benefit plans, which cover most of its employees.

The defined benefit pension plan provides an old age retirement pension and disability pension. The plans provide for payment of retirement benefits starting from the statutory retirement age, which is currently 55 for women and 60 for men. The benefits are based on a formula specific to each branch of the Company. According to the formula the benefits depend on a number of parameters, including the relative pay of participants and their length of service in the Company at retirement. The benefits do not vest until and are subject to the employee retiring from the Company on or after the above-mentioned ages.

The non-government pension funds Telecom-Soyuz, which is related to the Company (Note 33), maintains the defined benefit pension plan. The Company makes contributions to the pension funds in the amount set forth in the agreement with the pension fund.

The Company further provides other long-term employee benefits such as a death-in-service payments and lump-sum payment upon retirement of a defined benefit nature.

Additionally the Company provides financial support of a defined benefit nature to its old age and disabled pensioners.

As of 31 December 2006 there were 39,069 active participants to the defined benefit pension plans of the Company, including subsidiaries 723 (as of 31 December 2005 - 42,310 in total).

As at 31 December 2006 (and as of the end of prior reporting periods) the net liabilities of the defined benefit pension and other post-employment benefit plans comprised the following:

	2006	2005	2004	2003
Present value of defined benefit obligation	5,574,493	5,140,981	4,820,193	1,486,471
Fair value of plan assets	(55,470)	(182,434)	(252,640)	(168,433)
Present value of unfunded obligations	**5,519,023**	**4,958,547**	**4,567,553**	**1,318,038**
Unrecognized past service cost	(874,241)	(889,509)	(939,890)	138,982
Unrecognized actuarial losses	(1,411,163)	(2,144,859)	(2,792,228)	(809,288)
Net pension liability	**3,233,619**	**1,924,179**	**835,435**	**647,732**

(In thousands of Russian roubles)

As of 31 December 2006 management estimated the employees' average remaining working life at 10 years (2005 - 10 years).

The amount of net expense for the defined benefit pension plans recognized in 2006 (and in prior reporting periods) is as follows:

	2006	2005	2004	2003
Interest cost	377,613	464,148	141,297	138,377
Service cost	337,957	263,128	75,504	78,760
Expected return on plan assets	(8,025)	(35,722)	(18,737)	(10,335)
Actuarial (gains)/losses	164,538	231,021	-	-
Amortization of past service cost	133,775	126,194	102,848	103,371
Past service cost recognized in current year	300,351	210,096	-	-
Curtailment or final settlement effect	34,954	144,700	-	-
Net expense for the defined benefit pension plans	**1,341,163**	**1,403,565**	**300,912**	**310,173**

Expenses in respect of the defined benefit pension plans were included in the line "Wages, salaries, other benefits and payroll taxes" of the consolidated income statement.

The movements in the liability for defined benefit pension and other post-employment benefit plans in 2006 (and in prior reporting periods) are as follows:

	2006	2005	2004	2003
Net liability as of 1 January	1,924,179	835,435	647,732	466,593
Net expense for the year	1,341,163	1,403,565	300,912	310,173
Contributions	(31,723)	(314,821)	(113,209)	(129,034)
Net liability as of 31 December	**3,233,619**	**1,924,179**	**835,435**	**647,732**

As at 31 December 2006 (and at the end of prior reporting periods) the principle actuarial assumptions for the defined benefit pension and other post-employment benefit plans were as follows:

	2006 per annum	2005 per annum	2004 per annum	2003 per annum
Discount rate	6.50%	7.00%	9.18%	9.18%
Expected return on plan assets	7.29%	7.05%	9.33%	9.26%
Future salary increases	9.20%	8.15%	9.18%	9.18%
Relative pay increase (career progression)	-	1.00%	1.00%	1.00%
Rate used for calculation of annuity value	6.00%	6.00%	6.00%	6.00%
Increase in financial support benefits	5.00%	5.00%	6.00%	6.00%
Staff turnover	5.00%	5.00%	5.00%	7.00%
Mortality tables (source of information)	USSR 1985/86	USSR 1985/86	Russia 1998	Russia 1998

(In thousands of Russian roubles)

Movements in the assets of defined benefit pension and other post-employment benefit plans during 2006 (and in prior reporting periods) were as follows:

	2006	2005	2004	2003
Fair value of plan assets as of 1 January	182,434	252,640	168,433	58,183
Actual return on plan assets	10,242	14,474	16,584	9,315
Employer contributions	31,002	314,822	113,209	129,034
Settlements	(137,299)	(345,011)	-	-
Benefits paid	(30,909)	(54,491)	(45,586)	(28,099)
Fair value of plan assets as of 31 December	**55,470**	**182,434**	**252,640**	**168,433**

Employee redundancy program

The company created a provision of 55,488 for compensation payments to employees, who were informed as at 31 December 2006 about redundancy (according to art. 180 of the Labour Code of Russia). The reduction of staff is made according to Employee Redundancy Program approved by the Board of Directors. The program provides for gradual reduction of staff from 2006 till 2008.

Provision expenses equalled 55,488 and are reflected as "Wages, salaries, other benefits and payroll taxes".

24. Revenues

Revenues for the years ended 31 December 2006 and 2005 comprised the following:

By revenue types	2006	2005
Long distance telephone services - domestic	-	2,990,552
Long distance telephone services - international	-	955,894
Local telephone services	8,097,550	7,001,830
Cellular services	8,262,783	6,495,775
Revenues from national operators	4,590,767	2,093,105
Intrazone connection	3,698,407	2,673,462
New services	1,707,052	1,190,535
Installation and connection fees	948,339	1,426,092
Data transfer and telemetric services	530,898	347,689
Radio and TV broadcasting	376,952	359,265
Rent of telephone channels	351,871	299,791
Documentary services	35,058	51,058
Universal services	95	-
Other telecommunications services	997,772	861,709
Other revenues	577,103	685,382
Total	**30,174,647**	**27,432,139**

Most of the Company's tariffs are regulated by the Federal Antimonopoly Agency of the Russian Federation.

Starting the year 2006, according to the changes in legislation, the rules of rendering of services of intrazone, intercity and international connection changed.

In the year 2006 the Company ceased rendering of intercity and international calls services, as in compliance with the new regulations the mentioned services can be rendered only by the operators possessing licences on

(In thousands of Russian roubles)

intercity and international calls services. Starting the year 2006 the Company renders the services of intrazone connection under the corresponding license.

In the beginning of the year 2006, the Company won the competition on the right of rendering of universal service using the pay-phones at the territory of the Siberian Federal Region and starting August 2006 proceeded to rendering of the mentioned service.

The Company identifies revenue by the following major customer groups:

Customer groups	**2006**	**2005**
Residential customers	15,739,051	15,673,795
Corporate customers and interconnected operators	12,265,233	9,666,999
Governmental customers	2,170,063	2,075,559
Tariff compensation from the state budget	300	15,786
Total	**30,174,647**	**27,432,139**

25. Other Operating Expenses

Other operating expenses, net for the years ended 31 December 2006 and 2005 comprised the following:

	2006	**2005**
Agency fees	907,535	630,511
Advertising expenses	411,344	323,381
Lease of premises	373,859	277,185
Fire and other security services	257,812	233,459
Universal service fund payments	298,703	204,087
Non-commercial partnership expenses (note 33)	145,090	167,004
Business travel expenses and representation costs	174,286	161,719
Insurance	115,452	153,795
Charitable contributions	140,455	116,961
Audit and consulting fees	85,362	106,284
Cost of goods sold	106,251	93,663
Bank services fees	96,748	90,442
Civil Defence	63,250	85,798
Post services	83,818	65,550
Education expenses	62,076	62,624
Payments to managing bodies	62,508	62,018
Transportation services	54,556	56,601
Other expenses	1,256,213	883,702
Total	**4,695,318**	**3,774,784**

In 2006 the Company made payments to the Universal service fund. These payments are prescribed by the Federal Law on Communications and Government Decree # 243 of 21 April 2005. Payments are calculated as 1.2 % of the revenues from the telecommunication services less revenues from interconnection services.

Other expenses include expenses related to fines and penalties, social expenditures, billing and cash collection, cost of documentary, pay phone and other telecommunication services, notary and legal services and other operating expenses.

(In thousands of Russian roubles)

26. Interest Expense, net

Interest expense, net for the years ended 31 December 2006 and 2005 comprised the following:

	2006	2005
Interest income	28,417	89,016
Interest expense on bank and other borrowings	(1,131,916)	(790,071)
Interest expense accrued on finance leases	(215,055)	(298,033)
Interest expense on vendor financing	(1,758)	(5,675)
Total	**(1,320,312)**	**(1,004,763)**

27. Gain on sale of investments, net

Gain from sale of subsidiaries, associates and other investments for the year ended 31 December 2006 and 2005 comprised the following:

	2006	2005
Gain on disposal of shares of CJSC Sibirskaya Sotovaya Svyaz	80,886	-
Gain on disposal of shares of OJSC Sibacadembank	19,800	-
Loss on disposal of shares of CJSC Ruslizingsvyaz	(2,135)	-
Loss on disposal of shares of LLC Garantservis	(3,201)	-
Loss on disposal of promissory notes	(5,636)	-
Gain on disposal of the share in ChOP Ekrantelekom	-	4,318
Gain on disposal OJSC NGTS-Page	-	2,804
Gain on sale of shares of CJSC Sibintertelecom	-	77,053
Impairment of investments in OJSC NTK Zvezda	(46,614)	-
Other gain on investments	2,830	1,877
Total	**45,930**	**86,052**

28. Income Tax

The income tax charge for the years ended 31 December 2006 and 2005 comprised the following:

	2006	2005
Current income tax expense	(1,325,699)	(1,090,900)
Prior year income tax adjustments	11,590	17,388
Deferred income tax benefit	144,467	315,007
Total income tax for the year	**(1,169,642)**	**(758,505)**

(In thousands of Russian roubles)

A reconciliation of the theoretical tax charge to the actual income tax charge is as follows:

	2006	2005
Profit before income tax	**2,329,101**	**2,226,568**
Statutory income tax rate	24%	24%
Theoretical tax charge at statutory income tax rate	(558,984)	(534,376)
Increase (decrease) resulting from the effect of:		
Prior-year income tax adjustments	11,590	17,388
Non-taxable income	44,748	17,468
Non-deductible expenses	(693,742)	(262,968)
Other factors	26,746	3,983
Total income tax charge for the year	**(1,169,642)**	**(758,505)**
Effective income tax rate	**50 %**	**34 %**

The composition of deferred income tax assets and liabilities as of 31 December 2006 and 2005 was as follows:

	2006	2005
Deferred tax assets		
Accounts payable and accrued expenses	422,645	248,509
Accounts receivable	33,741	29,907
Finance lease obligations	152,638	94,287
Pension liabilities	542,712	353,877
Other	17,711	12,262
Total deferred tax assets	**1,169,447**	738,842
Deferred tax liabilities		
Property, Plant and Equipment	(2,124,728)	(2,006,638)
Intangible assets	(297,628)	(103,039)
Effect from investments valuation	(15,092)	(28,639)
Other	(3,362)	(1,112)
Total deferred tax liabilities	**(2,440,810)**	**(2,139,428)**
Deferred Tax Liabilities, net	**(1,271,363)**	**(1,400,586)**

The Company has not recognised a deferred tax liability in respect of undistributed earnings of its subsidiaries in amount of 405,647 (2005 – 294,098), as management believes that the Company controls the timing of the reversal of respective temporary differences.

The movement in net deferred tax liabilities for the years ended 31 December 2006 and 2005 is presented below:

	2006	2005
Deferred tax liability, net as of 1 January	**(1,400,586)**	**(1,778,494)**
Deferred tax benefit	144,467	315,007
Deferred tax benefit (expense) related to unrealised gain on investments available-for-sale	5,272	(28,639)
Deferred tax liabilities of subsidiaries acquired	(20,516)	91,540
Net deferred tax liability as of 31 December	**(1,271,363)**	**(1,400,586)**

(In thousands of Russian roubles)

In the context of the Company's current structure, tax losses and current tax assets of the different companies may not be set off against current tax liabilities and taxable profits of other companies and, accordingly, taxes may accrue even if there is a net consolidated tax loss. Therefore, a deferred tax asset of one company is not offset against a deferred tax liability of another company.

29. Earnings per Share

Earnings per share are calculated by dividing the net income attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period.

The calculation of basic and diluted earnings per ordinary share is presented below (earnings per share data is stated in Roubles):

	2006	2005
Profit for the year attributable to equity holders of the parent	1,180,780	1,478,605
Less: attributable to preference shareholders	(289,889)	(363,007)
Attributable to ordinary shareholders	890,891	1,115,598
Weighted average number of ordinary shares outstanding (thousands), note 18	12,011,402	12,011,402
Basic and diluted earnings per share, attributable to ordinary equity holders of the parent (Roubles)	**0.07417**	**0.09288**

The Company has no dilutive potential ordinary shares; therefore, the diluted earnings per share equal the basic earnings per share.

30. Dividends Declared for Distribution

Dividends declared in 2006 based on 2005 results:

Dividends on ordinary shares - 0.013773 Roubles per share	165,433
Dividends on preference shares – 0.017792 Roubles per share	69,539
Total	**234,972**

Dividends paid to shareholders are determined by the Board of Directors and declared and officially approved at the annual shareholders' meeting. Earnings available for dividends are limited to profits of OJSC Sibirtelecom determined in accordance with the Russian statutory accounting regulations. Dividends are accrued in the year they are declared and approved.

31. Contingencies and Operating Risks

Operating Environment of the Company

The Russian Federation has been experiencing political and economic change that has affected, and may continue to affect, the activities of enterprises operating in this environment. Consequently, operations in the Russian Federation involve risks that typically do not exist in other markets. The consolidated financial statements reflect management's assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management's assessment.

Legal system

The Russian legal system is characterized by 1) inconsistencies between and among laws, presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; 2) conflicting local, regional and federal rules and regulations; 3) the lack of judicial and administrative guidance on interpreting legislation; 4) the relative inexperience in legislation interpretation; and 5) a high degree of discretion on the part of governmental authorities.

Management is unable to estimate what developments may occur in respect of the Russian legal system or the resulting effect of any such developments on the Company's financial position or future results of operations.

In the nearest future the Company's activity could be subject to judicial reform factors. No adjustments related to these uncertainties were recognized in the consolidated statements.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Company may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. It is not practical to determine the amount of unasserted claims that may manifest, if any, or the likelihood of any unfavourable outcome.

As of 31 December 2006 management believes that its interpretation of the relevant legislation is appropriate and that it is probable that the Company's tax, currency and customs positions will be sustained.

Currently the tax authorities are conducting a tax audit of the Company for the years 2004 to 2006. Similar audits have also been recently conducted at certain other subsidiaries of OJSC Svyazinvest. Based on the results of those tax audits, management considers that a risk exists that tax authorities could claim significant additional taxes in respect of tax issues which may involve aggressive interpretation of tax legislation by the tax authorities, in particular in respect of revenues from transactions with interconnected operators.

Management is unable to determine with a reasonable degree of assurance the amounts of potential tax claims, which may be presented to the Company, or the probability of cash outflows which may follow from the on-going and any future tax audits. Currently, management does not possess any information about any results of the on-going tax audit.

The financial statements as at 31 December 2006 do not include any adjustments which might be required as a consequence of the abovementioned uncertainties and the on-going tax audit.

Insurance

Insurance services are still developing in Russia and many services, available in other countries, are not yet widespread in the Russian Federation. During 2006 the Company did not maintain insurance coverage on a significant part of its property, plant and equipment, business interruption losses or third party liability in respect of property or environmental damage arising from accidents relating to the Company's property or the Company's operations. Until the Company obtains adequate insurance coverage, there is a risk that losses resulting from destruction of certain assets could have a material adverse effect on the Company's operations and financial position.

(In thousands of Russian roubles)

Legal claims and litigation

Management is unable to estimate what developments may occur in respect of the Russian legal system or the resulting effect of any such developments on the Company's financial position or future results of operations. In the nearest future the Company's activity could be subject to judicial reform factors. No adjustments related to these uncertainties were recognized in the consolidated statements.

During the year the Company was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings of other claims outstanding, which could have a material effect on the result of operations or financial position of the Company and which have not been accrued or disclosed in these consolidated financial statements.

Licences

Substantially main part of the Company's revenues is derived from operations conducted pursuant to licences granted by the Russian Government. These licences expire in various years ranging from 2006 to 2012. Suspension or termination of the Company's main licences or any failure to renew any or all of these main licences could have a material adverse effect on the financial position and operations of the Company.

The Government of the Russian Federation is in process of liberalization of telecommunications market for which additional licences on providing DLD/ILD has been granted to a number of alternative operators. It is possible that the Company's future results of operations and cash flows could be materially affected by the increased competition in a particular period but the effect can not be currently determined.

Guarantees Issued

The Company mainly guaranteed credit line facilities provided by OJSC Sberbank of Russia to OJSC RTC-Leasing, a lessor of telecommunication equipment, as of 31 December 2006 (note 20). The total guarantees amounted to 519,576 (2005 - 901,194). Management believes that the likelihood of significant payments being required under these agreements is remote. As at 31 December 2006, the Company did not have any contractual commitments to extend financial guarantees, credit or other assistance.

32. Contractual Commitments

Capital Investments

As of 31 December2006 the Company has commitments for capital investments into modernization and expansion of its network in the amount of 381,036 (2005 - 306,125).

33. Balances and Transactions with Related Parties

For the purposes of these financial statements parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship and not merely the legal form.

(In thousands of Russian roubles)

Related parties may enter into transactions, which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

The nature of the related party relationships for those related parties with whom the Company entered into significant transactions or had significant balances at 31 December2006 are detailed below.

Rendering Services

During the year ended 31 December2006 and 2005 the Company rendered services to the following related parties:

Related party	Relationship	Type of transaction	2006	2005
OJSC Rostelecom	Controlled by OJSC Svyazinvest	Telecommunication services	2,773,002	869,652
CJSC Novocom	Associate company	Telecommunication services	13,336	8,265
CJSC ZS&TKC N	Associate company	Telecommunication services	866	4,453
CJSC ZS&TKC N	Associate company	Rent of premises	145	1,168

Purchases

During the year ended 31 December2006 and 2005 the following related parties rendered services to the Company:

Related party	Relationship	Type of transaction	2006	2005
OJSC Rostelecom	Controlled by OJSC Svyazinvest	Telecommunication services	132,071	2,482,576
NPF Telecom – Soyuz	Controlled by OJSC Svyazinvest	Pension plans	1,122,748	1,321,529
Non-commercial partnership Center for Research of Problems in Development of Telecommunications	Controlled by OJSC Svyazinvest	Membership fees	145,090	167,004
OJSC Svyazinvest	Parent company	Dividends paid	83,831	75,252
Non-commercial partnership Center for Research of Problems in Development of Telecommunications	Controlled by OJSC Svyazinvest	Agent agreement	27,380	634
CJSC Registrator – Svyaz	Associate company	Maintenance of shareholders' register	1,644	2,055
LLC Giprosvyaz-Sibir	Associate company	Engineering	-	3,336
OJSC Svyazintech	Controlled by OJSC Svyazinvest	Software implementation services	173,081	-

(In thousands of Russian roubles)

Accounts receivable

As of 31 December2006 and 2005 significant balances of accounts receivable from related parties were as follows:

Related party	Relationship	Type of receivables	2006	2005
OJSC Svyazintech	Controlled by OJSC Svyazinvest	Advances given for software implementation services	48,776	119,797
Non-commercial partnership Centre for Research of Problems in Development of Telecommunications	Controlled by OJSC Svyazinvest	Agent agreement	106,413	104,771
LLC Giprosvyaz-Sibir	Associate company	Engineering	1,134	1,044
CJSC ZS&TKC N	Associate company	Telecommunication services	-	17,739
CJSC ZS&TKC N	Associate company	Other services	-	3,250
OJSC Rostelecom	Controlled by OJSC Svyazinvest	Telecommunication services	243,861	-

Accounts payable

As of 31 December2006 and 2005 significant balances of accounts payable to related parties were as follows:

Related party	Relationship	Type of payables	2006	2005
OJSC Rostelecom	Controlled by OJSC Svyazinvest	Telecommunication services	68,817	161,339

OJSC Svyazinvest

The Company's parent entity OJSC Svyazinvest was wholly owned by the Russian Government until July 1997 when the Government sold 25% plus one share of the Charter Capital of OJSC Svyazinvest to a private investor.

An effectively operating telecommunications and data transmission facility is of great importance to Russia for various reasons including economic, strategic and national security considerations. Consequently, the Government has and may be expected to continue to exercise significant influence over the operations of OJSC Svyazinvest and its subsidiary companies.

The Government's influence is not confined to its share holdings in OJSC Svyazinvest. It has general authority to regulate tariffs, including domestic long distance tariffs. In addition, the Ministry of Information Technologies and Communications of the Russian Federation has control over the licensing of providers of telecommunications services.

OJSC Rostelecom

OJSC Rostelecom, a majority owned subsidiary of OJSC Svyazinvest, is the primary provider of domestic long distance and international telecommunications services in the Russian Federation. The annual expense associated with traffic carried by OJSC Rostelecom and terminated outside of the Company's network is stated

(In thousands of Russian roubles)

as international and domestic interconnection charges. Moreover, OJSC Rostelecom uses the Company's network to provide incoming long-distance and international traffic to its subscribers and partner operators.

Transactions with Government Organizations

Government organizations are a significant element in the Company's customer base, purchasing services both directly through numerous authorities and indirectly through their affiliates. The Company also renders services to other state-owned entities. Certain entities financed by the Government budget are users of the Company's network. These entities are generally charged lower tariffs as approved by the Federal Antimonopoly Agency than those charged to other customers. In addition, the Government may by law require the Company to provide certain services to the Government in connection with national security and the detection of crime.

In the context of its operating activities the Company renders services to the entities directly or indirectly controlled by the Government on market conditions.

The Company can not disconnect certain companies which are strategic entities for the Government. The tariffs for such companies are also regulated by the Government, but at the same level as for the commercial organisations.

Transaction with the Government and with the companies controlled by the Government for the years ended 31 December 2006 and 2005 respectively are presented below:

Type of operation	As at 31 December2006		For the year 2006	
	Receivables	Payables	Income	Expenses
Telecommunication services	-	-	568,740	-
Interconnection services	-	-	100,150	-
Other telecommunication services	-	-	16,299	-
Other income	-	-	198,247	-
Receivables	38,470	-	-	-
Electricity and heating	-	-	-	218,249
Rent	-	-	-	30,343
Other expenses	-	-	-	314,675
Payables	-	41,584	-	-
Interest	-	-	11,778	25,062

Type of operation	As at 31 December 2005		For the year 2005	
	Receivables	Payables	Income	Expenses
Telecommunication services	-	-	618,471	-
Interconnection services	-	-	64,089	-
Other telecommunication services	-	-	14,531	-
Other income	-	-	91,563	-
Receivables	30,320	-	-	-
Electricity and heating	-	-	-	185,886
Rent	-	-	-	23,460
Other expenses	-	-	-	138,073
Payables	-	3,371	-	-
Interest	-	-	12,370	32,935

(In thousands of Russian roubles)

Government subscribers accounted for approximately 12.8% of gross trade accounts receivable as of 31 December 2006 (2005 - 27.3%). Amounts outstanding from government subscribers and debt of social security organizations with regard to compensation of expenses related to granting privileges to certain category of subscribers, as of 31 December 2006 amounted to 316,278 (2005 - 672,786).

Non-Commercial Partnership Centre for Research of Problems in Development of Telecommunications

Non-commercial partnership Centre for Research of the Problems in Development of Telecommunications (hereinafter "the Partnership") is an entity OJSC Svyazinvest controls through its subsidiaries. The Company has an agreement with the Partnership, under which it provides funding for industry research and common administrative activities on behalf of the Company and other subsidiary and associates of OJSC Svyazinvest. Payments to the Partnership included in other operating expenses in the accompanying consolidated income statement for the year ended 31 December 2006 amounted to 145,090 (2005 - 167,004).

NPF Telecom-Soyuz

In 2005 the Company signed centralised pension agreements with NPF Telecom-Soyuz (see note 23). OJSC Svyazinvest holds the majority in the Board of Directors of NPF Telecom-Soyuz (hereafter "the Fund"). Payments from the Company to the Fund in 2006 amounted to 266,683 (2005 - 275,000).

Related parties pricing policy

The Company's pricing policy in respect of related party transactions is based on market terms, or, if applicable, on regulated tariffs.

Compensation to Key Management Personnel

Total compensation to key management personnel included in "Other operating expenses" in the income statement amounted to 39,862 (2005 - 36,392) for the year ended 31 December 2006 and includes remuneration for management services.

34. Financial Instruments

The Company's principal financial instruments comprise bank loans, finance leases and cash and short-term deposits. The main purpose of these instruments is to raise finance for the Company's operations. The Company has other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Company's income statement, balance sheet and/or cash flows. Foreign currency denominated liabilities give rise to foreign exchange exposure.

The Company does not have arrangements to mitigate foreign exchange risks of the Company's operations.

For the period from 1 January 2006 to 31 December 2006 the exchange rate of the Russian Rouble to the US Dollar increased by approximately 8.5 % and the exchange rate of the Russian Rouble to the Euro decreased by approximately 1.5 %. The possible decrease in the exchange rate of the Russian Rouble may lead to an increase in the amount of the Company's borrowings, as well as it will cause difficulties in the attraction of funds including funds required for the refinancing of the existing debt.

(In thousands of Russian roubles)

Interest Rate Risk

Interest rate risk is the risk that changes in market interest rates may negatively impact the Company's financial results.

The following table presents as of 31 December 2006 and 2005 the carrying amount by maturity of the Company's financial instruments that are exposed to interest rate risk:

As of 31 December 2006:	**< 1 year**	**1-5 years**	**> 5 years**	**Total**
Fixed rate				
Short-term obligations	614,387	-	-	**614,387**
Long-term obligations	3,670,349	10,663,297	-	**14,333,646**
Finance lease obligations	382,070	381,174	-	**763,244**
Floating rate				
Short-term obligations	276,125	-	-	**276,125**
Long-term obligations	925,354	701,137	-	**1,626,491**

As of 31 December 2005:	**<1year**	**1-5years**	**>5years**	**Total**
Fixed rate				
Short-term obligations	445,581	-	-	**445,581**
Long-term obligations	3,258,702	9,122,914	7,665	**12,389,281**
Finance lease obligations	311,788	570,463	44	**882,295**
Floating rate				
Short-term obligations	292,974	-	-	**292,974**
Long-term obligations	468,657	160,257	-	**628,914**

Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument. The other financial instruments of the Company that are not included into the above tables are non-interest bearing and are therefore not subject to interest rate risk.

The Company has no significant interest-bearing assets.

Credit Risk

Credit risk is the risk that counterparty will fail to discharge an obligation and cause the Company to incur a financial loss.

Financial assets, which are potentially subject to credit risk, consist principally of trade receivables. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk. The Company has no significant concentrations of credit risk due to the significance of the client base and regular monitoring procedures over customers' and other debtors' ability to pay debts. A part of accounts receivable is represented by debts of state and other non-commercial organizations. Recovery of these debts is influenced by political and economic factors. The management believes that as of 31 December 2006 there is no significant risk of loss to the Company beyond the impairment already recorded.

The Company places cash on bank accounts in a number of Russian commercial financial institutions. Insurance of bank accounts is not provided by financial institutions operating in Russia. To manage the credit risk the Company places cash in different financial institutions and the Company's management analyzes the risk of default of these financial institutions on a regular basis.

(In thousands of Russian roubles)

Hedging

In the year 2006 the Company did not hedge its foreign exchange risks or interest rate change risks.

Fair Value

Fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction (except for forced sale or liquidation). Market prices are considered to be the best evidence of fair value.

Set out below is the comparison by category of carrying amounts and fair values of all of the Company's financial instruments:

	2006		2005	
Financial instruments	**Carrying Amount**	**Fair Value**	**Carrying Amount**	**Fair Value**
Financial Assets				
Investments in associates	32,093	32,093	50,584	50,584
Long-term investments held to maturity	245	245	491	491
Long-term investments available for sale	17,473	17,473	76,108	76,108
Long-term accounts receivable	21,677	21,677	32,529	32,529
Long-term borrowings given	35,612	35,612	53,276	53,276
Accounts receivable	2,179,977	2,179,977	1,883,298	1,883,298
Short-term investments held to maturity	4,347	4,347	57,080	57,080
Short-term investments available for sale	114,599	114,599	91,117	91,117
Cash and cash equivalents	485,858	485,858	533,131	533,131
Total	**2,891,881**	**2,891,881**	**2,777,614**	**2,777,614**
Financial Liabilities				
Long-term bank loans	6,524,015	6,524,015	3,735,716	3,735,716
Long-term bonds	9,387,878	9,531,478	8,974,037	9,197,710
Long-term promissory notes	7,659	7,659	241,249	241,249
Vendor financing	40,712	40,712	61,820	61,820
Finance lease obligations	763,244	763,244	882,295	882,295
Accounts payable	6,094,139	6,094,139	3,744,742	3,744,742
Short-term bank loans	890,385	890,385	440,230	440,230
Short-term promissory notes	-	-	297,598	297,598
Total	**23,708,032**	**23,851,632**	**18,377,687**	**18,601,360**

35. Subsequent Events

Reorganisation of subsidiaries in 2007

According to the decision of the Board of Directors (minutes #8 dated 16 November 2006) during the first half of the year 2007 the Company plans to increase its share in OJSC AC Mobiltelecom by acquiring 991,472 of ordinary shares, which constitutes 9.91 % of statutory capital of OJSC AC Mobiltelecom for 3,193.

In 2007 the Company has disposed of or plans to dispose of its investments in the share capital of the following entities:

- OJSC Communication-information technologies by sale of 1,210 shares
- CJSC Altinkom by sale of 200 shares

(In thousands of Russian roubles)

- OJSC NGTS-Page by voluntary liquidation of OJSC NGTS-Page
- OJSC Sberbank of Russia by sale of 1,247 shares at the regular market at the market price on the date of sale

Bonds issue

In January 2007 the Company fulfilled its liabilities of coupon interest payment for the fifth coupon of bonds series 04. The total amount of coupon interest equalled 124,660. Coupon interest per bond is 62.33 roubles.

In May 2007 the Company fulfilled its liabilities of coupon interest payment for the third coupon of bonds series 06. The total amount of coupon interest equalled 78,280. Coupon interest per bond is 39.14 roubles.

In May 2007 the Company fulfilled its liabilities of coupon interest payment fro the second coupon of bonds series 07. The total amount of coupon interest income amounted to 86,260. Coupon interest per bond is 43.13 roubles.

Loan contracts

On 24 January 2007, the Company received syndicated loan in amount of 50,000 thousand Euros. The organizer of the term loan under the contract of 10 January 2007 is OJSC Commerzbank. The loan accrues interest at the floating rate and equals margin plus EURIBOR (3 months) (at the date of the contract the interest rate was determined as 5.755 % per annum, including the margin of 2 % per annum).

OJSC Sberbank of Russia

During January 2007 under credit line contract #165 dated 25 October 2006 with the limit of 300,000 the Company received 50,000. The loan accrues interest at the rate of 6.75 % per annum.

Under credit line contract #154 dated 12 October 2006 with the limit of 800,000, the Company received 327,000. The limit of the contract has been used in full. The loan accrues interest at the rate 9.5 % per annum.

OJSC Bank of Moscow

Due to a high interest rate the Company has repaid the loan on credit line #65/2000 in amount of 500,000 on 26 January 2007. The interest rate equalled 10.5 % per annum.

KVC

In February 2007 the Company has made the final payment under loan agreement n/n dated 28 June 2001 in amount of 4,714 thousand Euros. The interest rate under the agreement equalled 5.54 % per annum. The loan is repaid in full.

Dividends

The Board of Directors of the Company proposed the following distribution of profits to the Annual Shareholders' meeting to be held on 25 June 2007:

(In thousands of Russian roubles)

Dividends for 2006 proposed for approval

Dividends on ordinary shares – 0.017019 Roubles per share	204,422
Dividends on preference shares - 0.031515 Roubles per share	123,174
Total	**327,596**

Changes in Settlements with OJSC Rostelecom

In 2007 the nature of transactions with OJSC Rostelecom in respect of the interconnection agreement has changed. From 1 November 2006 the Company does not connect to OJSC Rostelecom' network at long-distance and international calls level; instead OJSC Rostelecom now connects to the Company's network at zone level. Therefore, the Company expects additional revenue for interconnection services.

In 2006 the Company agreed to change its interconnection agreement with OJSC Rostelecom to introduce per-second billing. It is expected that this change will lead to a decrease in annual interconnection revenue from OJSC Rostelecom by approximately 14%. A change to the contract with OJSC Rostelecom was approved by the Board of Directors in April 2007.

Federal Law No. 119-FZ dated 22 July 2005 introduced amendments to Chapter 21 of the Tax Code which became effective from 1 January 2007. These amendments determine the principles of VAT reimbursement for non-cash transactions (particularly, mutual set-off). Starting from 1 January 2007 input VAT can only be reimbursed after a payment to supplier has been made. These amendments may lead to changes in the settlement arrangements with OJSC Rostelecom to abolish set-off procedures.

Changes in the industry legislation

In July 2007 the following amendments to the Federal Law on Communications No. 126-FZ dated 7 July 2003 will come into force:

- Mandatory expertise of system projects in respect of their compliance with the requirements of the Government of the Russian Federation in telecommunication;
- Registration of operators' telecommunication network which forms part of a public network, in accordance with procedures established by the Government of the Russian Federation.

Considering the fact that the procedures in respect of mandatory expertise and registration of operators' networks have not been developed by the Government of the Russian Federation, the Company is unable to assess consequences of these amendments.

Operators' networks, which had been constructed these prior to the amendments coming into force, should be registered in accordance with the new requirements of the Federal Law on Communications not later that 1 January 2010.

Tariffs

The Federal Tariff Service by the Order No. 279-c/3 of 17 November 2006 approved maximum tariffs for local and intrazone calls, and a compensation surcharge to the price of local and intrazone call initiation, which became effective from 1 February 2007.

The following tariffs were set for the Company:

- For residential customers – three mandatory tariff plans (a tariff with per-minute rates, a tariff with a fixed subscribers' fee, and a combined tariff) and one additional tariff plan ("the social plan")
- For corporate customers - one mandatory tariff plan (with per-minute rates) and one additional plan (a tariff with a subscribers' fee for an unlimited amount of local calls).

The monthly payment for local telephone services will consists of a fixed payment for the use of subscriber's line, and payments for local calls according to the selected tariff plan.

The tariff plan with a fixed subscriber's fee is primarily aimed at subscribers who make a significant amount of calls and do not limit themselves in phone communication. This tariff allows using an unlimited amount of minutes for a fixed monthly fee.

The plan with per-minute rates requires per-minute payments for calls starting from the first second, with no charge for calls less than six seconds long.

The plan with combined payments includes a limited amount of minutes for a fixed fee, and requires payments on a per-minute basis for calls in excess of the limit at a decreased per-minute rate.

As a result of the introduction of the abovementioned tariff plans, effective from 1 February 2007 tariffs for local telecommunication services were raised by an average of 10.6%. Tariffs for intra-zone telecommunication services were lowered by an average of 2.8%.

VI-4

Exhibit
to the letter of Sibirtelecom OJSC
№______________ dated __.__.2007 г.

Note

Re. net assets value
of Sibirtelecom OJSC
as of June 30, 2007

Net assets value of Sibirtelecom OJSC is RUR 13 940 603 000 as of June 30, 2007.

Acting accountant-general of Sibirtelecom OJSC (acting pursuant to the Order OK-278 dated July 31, 2007) E.N. Alimova

[seal]

Summary of Amendments

to the Charter of Sibirtelecom OJSC

(the "Amendments")

as approved by Annual General Shareholders' Meeting

on June 25, 2007

(minutes No. 1).

The Amendments introduce new reading of

1. par. 5.2 of the Charter of Sibirtelecom OJSC (the "**Charter**") that provides the list of Sibirtelecom OJSC branches;
2. par. 7.5 of the Charter that is devoted to the right of the shareholders holding not less than 1% votes at the general meeting to claim the list of persons entitled to participate in a general meeting;
3. par.par. 10.1 – 10.3 and 12.2.13 of the Charter that are devoted to the procedure of paying dividends;
4. par.par. 12.2.14, 12.2.19, 12.11, 12.12 of the Charter that are devoted to the procedure of convening the general meeting and authorities of the general meeting;
5. par.par. 13.4.11, 13.4.14, 13.4.19, 13.4.25, 13.4.26, 13.4.34, 13.4.37 of the Charter that are devoted to authorities of the Board of Directors.
6. par. 15.4 of the Charter that is devoted to notification of the Board of Directors by the General Director regarding the intent to make transactions with the securities of the Sibirtelecom OJSC.

(Original full document in Russian is enclosed herewith)

Утверждены
годовым общим собранием акционеров
ОАО «Сибирьтелеком»
Протокол №1 от 25.06.2007 г.

Председатель общего собрания
акционеров ОАО «Сибирьтелеком»

__________________ А.И. Исаев

Изменения и дополнения в Устав Открытого акционерного общества «Сибирьтелеком»

1. Пункт 5.2. статьи 5 Устава Общества изложить в следующей редакции:

«5.2. Общество имеет следующие филиалы и представительство:

5.2.1. Алтайский филиал, расположенный по адресу: 656049, г.Барнаул, ул. Интернациональная, 74;

5.2.2. Бурятский филиал, расположенный по адресу: 670000, г. Улан-Удэ, ул. Ленина, 42;

5.2.3. Горно-Алтайский филиал, расположенный по адресу: 649000, Республика Алтай, г.Горно-Алтайск, ул.Чорос-Гуркина, 51/1;

5.2.4. Иркутский филиал, расположенный по адресу: 664011, г. Иркутск, ул. Свердлова, 37;

5.2.5. Кемеровский филиал, расположенный по адресу: 650099, г. Кемерово, проспект Советский, 61;

5.2.6. Красноярский филиал, расположенный по адресу: 660017, г. Красноярск, проспект Мира, 102;

5.2.7. Новосибирский филиал, расположенный по адресу: 630099, г. Новосибирск, ул. Ленина, 5;

5.2.8. Омский филиал, расположенный по адресу: 644099, г. Омск, ул. Гагарина, 36;

5.2.9. Томский филиал, расположенный по адресу: 634061, г. Томск, ул. Фрунзе, 83а;

5.2.10. Хакасский филиал, расположенный по адресу: 655017, Республика Хакасия, г. Абакан, ул.Щетинкина, 20;

5.2.11. Читинский филиал, расположенный по адресу: 672076, г. Чита, ул. Ленина, 107;

5.2.12. Представительство в г. Москве, расположенное по адресу: 119002, г. Москва, Плотников переулок, 3».

2. Пункт 7.5. статьи 7 Устава Общества изложить в следующей редакции:

«7.5. Акционеры, обладающие не менее чем 1 процентом голосов на общем собрании акционеров, вправе требовать от Общества предоставления списка лиц, имеющих право на участие в собрании. При этом данные документов и почтовый адрес физических лиц, включенных в этот список, предоставляются только с согласия этих лиц.».

3. Пункт 10.1. статьи 10 Устава Общества изложить в следующей редакции:

«10.1.Общество вправе по результатам первого квартала, полугодия, девяти месяцев финансового года и (или) по результатам финансового года принимать решения (объявлять) о выплате дивидендов по размещенным акциям. Решение о выплате (объявлении) дивидендов по результатам первого квартала, полугодия и девяти месяцев финансового года может быть принято в течение трех месяцев после окончания соответствующего периода.

Источником выплаты дивидендов является прибыль общества после налогообложения (чистая прибыль общества). Чистая прибыль общества определяется по данным бухгалтерской отчетности общества. Дивиденды по привилегированным акциям определенных типов также могут выплачиваться за счет ранее сформированных для этих целей специальных фондов общества.

В случае реорганизации Общества в форме присоединения к нему других обществ чистая прибыль Общества определяется путем суммирования его чистой прибыли и чистых прибылей (убытков) присоединяемых обществ, исчисленных в соответствии с нормативными актами по бухгалтерскому учету в отчетах о прибылях и убытках присоединяемых обществ на последнюю отчетную дату (дату реорганизации).

Решение о выплате дивидендов, размере дивиденда и форме его выплаты по акциям каждой категории (типа) принимается общим собранием акционеров. Размер дивидендов не может быть больше рекомендованного Советом директоров Общества.

Список лиц, имеющих право получения дивидендов, составляется на дату составления списка лиц, имеющих право участвовать в общем собрании акционеров, на котором принимается решение о выплате соответствующих дивидендов. Для составления списка лиц, имеющих право получения дивидендов, номинальный держатель акций представляет данные о лицах, в интересах которых он владеет акциями.»

4. Пункт 10.2. статьи 10 Устава Общества изложить в следующей редакции:

«10.2. Дивиденды по привилегированным акциям выплачиваются не позднее 60 дней со дня принятия решения о выплате дивидендов, если более ранний срок не установлен решением общего собрания акционеров.

Размер дивидендов по привилегированным акциям определен в п. 8.2 настоящего Устава.»

5. Пункт 10.3. статьи 10 Устава Общества изложить в следующей редакции:

«10.3. Годовые дивиденды по обыкновенным акциям выплачиваются не позднее 31 декабря финансового года, в котором принято решение о выплате годовых дивидендов, если более ранний срок не установлен решением годового общего собрания акционеров.

Дивиденды по обыкновенным акциям по результатам первого квартала, полугодия, девяти месяцев финансового года выплачиваются не позднее 60 дней со дня принятия решения о выплате дивидендов, если более ранний срок не установлен решением общего собрания акционеров.»

6. Добавить подпункт 12.2.13. пункта 12.2. статьи 12 Устава Общества в следующей редакции:

«13) выплата (объявление) дивидендов по результатам первого квартала, полугодия, девяти месяцев финансового года решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;»,

изменив последующую нумерацию.

7. Подпункт 12.2.14. пункта 12.2. статьи 12 Устава Общества изложить в следующей редакции:

«14) утверждение годовых отчетов, годовой бухгалтерской отчетности Общества, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) Общества, а также распределение прибыли (в том числе выплата (объявление) дивидендов, за исключением прибыли, распределенной в качестве дивидендов по результатам первого квартала, полугодия, девяти месяцев финансового года) и убытков Общества по результатам финансового года, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;»

8. Подпункт 12.2.19. пункта 12.2. статьи 12 Устава Общества изложить в следующей редакции:

«19) принятие решения об участии в финансово-промышленных группах, ассоциациях и иных объединениях коммерческих организаций, принимаемого большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;»

9. Пункт 12.11. статьи 12 Устава Общества изложить в следующей редакции:

«12.11. Список лиц, имеющих право на участие в общем собрании акционеров, составляется на основании данных реестра акционеров Общества.

Дата составления списка лиц, имеющих право на участие в годовом общем собрании акционеров, устанавливается не ранее даты принятия решения о проведении годового общего собрания акционеров, не более чем за 50 дней и не менее чем за 45 дней до даты его проведения.

Дата составления списка лиц, имеющих право на участие во внеочередном общем собрании акционеров, устанавливается не ранее даты принятия решения о проведении внеочередного общего собрания акционеров, не более чем за 50 дней и не менее чем за 35 дней до даты его проведения.

Дата составления списка лиц, имеющих право на участие во внеочередном общем собрании акционеров, повестка дня которого содержит вопрос об избрании Совета директоров Общества, устанавливается не ранее даты принятия решения о проведении внеочередного общего собрания акционеров, не более чем за 65 дней и не позднее даты сообщения о проведении внеочередного общего собрания акционеров.»

10. Пункт 12.12. статьи 12 Устава Общества изложить в следующей редакции:

«12.12. Сообщение о проведении общего собрания акционеров должно быть сделано не позднее чем за 30 дней до даты его проведения, за исключением случая, когда внеочередное общее собрание акционеров должно быть проведено в течение 40 дней с момента представления требования о его проведении (с момента принятия решения о его проведении) и сообщение о проведении собрания должно быть сделано не позднее чем за 20 дней до даты его проведения.

В установленные сроки сообщение о проведении общего собрания акционеров должно быть направлено каждому лицу, указанному в списке лиц, имеющих право на участие в общем собрании акционеров, заказным письмом или вручено каждому из указанных лиц под роспись, либо опубликовано в печатном издании: «Российская газета».

11. Подпункт 13.4.11. пункта 13.4. статьи 13 Устава Общества изложить в следующей редакции:

«11) утверждение решений о выпуске ценных бумаг, проспектов ценных бумаг, отчетов об итогах приобретения акций Общества в целях их погашения, отчетов об итогах погашения акций, отчетов об итогах предъявления акционерами требований о выкупе принадлежащих им акций;»

12. Подпункт 13.4.14. пункта 13.4. статьи 13 Устава Общества изложить в следующей редакции:

«14) рекомендации по распределению прибыли, в том числе по размеру дивиденда по акциям Общества и порядку его выплаты, и убытков общества по результатам финансового года;»

13. Подпункт 13.4.19. пункта 13.4. статьи 13 Устава Общества изложить в следующей редакции:

«19) предварительное одобрение сделки или нескольких взаимосвязанных сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет от 1 до 25 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату;»

14. Подпункт 13.4.25. пункта 13.4. статьи 13 Устава Общества исключить.

15. Подпункт 13.4.26. пункта 13.4. статьи 13 Устава Общества изложить в следующей редакции:

«26) назначение единоличного исполнительного органа (Генерального директора), определение срока его полномочий, а также досрочное прекращение его полномочий и заключенного с ним трудового договора;»

16. Подпункт 13.4.34. пункта 13.4. статьи 13 Устава Общества изложить в следующей редакции:

«34) принятие решений об участии Общества в других коммерческих организациях (вступлении в качестве участника, прекращении участия, изменении размера доли участия, номинальной стоимости доли участия, изменении количества акций или номинальной стоимости акций, принадлежащих Обществу);»

17. Подпункт 13.4.37. пункта 13.4. статьи 13 Устава Общества исключить, изменив последующую нумерацию.

18. Подпункт 14.4.15. пункта 14.4. статьи 14 Устава Общества изложить в следующей редакции:

«15) предварительное рассмотрение бюджетов филиалов и итогов их выполнения.»

19. Третий абзац пункта 14.7. статьи 14 Устава Общества исключить.

20. Второй абзац пункта 15.4. статьи 15 Устава Общества изложить в следующей редакции:

«Генеральный директор обязан письменно уведомлять Совет директоров о факте владения ценными бумагами Общества, о намерении совершить сделки с ценными бумагами Общества, его дочерних и зависимых обществ, а также о совершенных сделках с такими ценными бумагами. Права, обязанности, размер оплаты труда и ответственность Генерального директора определяются договором, заключаемым им с Обществом. Договор с Генеральным директором заключается на срок его полномочий, определенный Советом директоров Общества.»

Summary of Amendments

to the Regulations of Sibirtelecom OJSC on the Board of Directors

(the "Amendments")

as approved by Annual General Shareholders' Meeting

on June 25, 2007

(minutes No. 1).

The Amendments introduce new reading of

1. par.par. 3.1, 3.2, 7.1 and 7.2 of the Regulations of "Sibirtelecom" OJSC on the Board of Directors (the "**Regulations**") that are devoted to the right of the members of the Board of Directors to compensation and remuneration;
2. par. 3.4 of the Regulations that is devoted to the right of the members of the Board of Directors to information access;
3. par.par. 6.3 and 6.5 of the Regulations that are devoted to the procedure of convening of the Board of Directors meeting;
4. par. 6.8 of the Regulations that is devoted to announcement of the point of view of the absent member of the Board of Directors regarding the agenda;
5. par.par. 7.3 - 7.5 of the Regulations that are devoted to the amount of remuneration to the members of the Board of Directors and the procedure of paying the remuneration.

(Original full document in Russian is enclosed herewith)

Утверждены
годовым общим собранием акционеров
ОАО «Сибирьтелеком»
Протокол №1 от 25.06.2007 г.

Председатель общего собрания
акционеров ОАО «Сибирьтелеком»

__________________ А.И. Исаев

Изменения и дополнения в Положение о Совете директоров ОАО «Сибирьтелеком»

1. Подпункт 3.1.1. пункта 3.1. статьи 3 Положения о Совете директоров Общества изложить в следующей редакции:

«3.1.1. обращаться в Общество с письменными требованиями о предоставлении информации (документов) Общества, как являющейся общедоступной, так и иной информации, признаваемой Обществом инсайдерской, в порядке, установленном внутренними документами Общества;»

2. Подпункт 3.1.2. пункта 3.1. статьи 3 Положения о Совете директоров Общества изложить в следующей редакции:

«3.1.2. получать компенсацию расходов, связанных с исполнением им функций члена Совета директоров Общества в порядке, предусмотренном настоящим Положением;

При отсутствии запрета на его участие на платной основе в работе органа управления коммерческой организации, установленного действующим законодательством Российской Федерации получать вознаграждение за исполнение им функций члена Совета директоров Общества в порядке, предусмотренном настоящим Положением, либо выполнять функции члена Совета директоров на бесплатной основе;»

3. Добавить подпункты 3.2.12., 3.2.13. пункта 3.2. статьи 3 Положения о Совете директоров Общества в следующей редакции:

«3.2.12. письменно уведомить Общество об установлении (снятии) запрета на его участие на платной основе в работе органа управления коммерческой организации, установленного действующим законодательством Российской Федерации;

3.2.13. в случае своего намерения выполнять функции члена Совета директоров на бесплатной основе, письменно уведомить об этом Общество.»

4. Пункт 3.4. статьи 3 Положения о Совете директоров Общества изложить в следующей редакции:

«3.4. Общество обязано по письменному требованию члена Совета директоров, обеспечить ему доступ к информации (документам), предусмотренной п.3.1.1 настоящего Положения.

При этом запрашиваемые информация и документы должны быть предоставлены для ознакомления члену Совета директоров в течение пяти дней со дня предъявления соответствующего требования, если внутренними документами Общества, определяющими порядок предоставления такой информации (документов), не предусмотрен иной срок.

Общество обязано по требованию члена Совета директоров предоставить ему копии необходимых ему документов.»

5. Пункт 6.3. статьи 6 Положения о Совете директоров Общества изложить в следующей редакции:

«6.3. Заседание Совета директоров созывается председателем Совета директоров по его собственной инициативе, по требованию члена Совета директоров, ревизионной комиссии, аудитора Общества, единоличного или коллегиального исполнительного органа Общества, а также по требованию акционеров (акционера), владеющих в совокупности не менее чем 5 процентами голосующих акций Общества.

Повестка дня созываемого заседания определяется председателем Совета директоров с учетом утвержденного плана работы Совета директоров и поступивших требований лиц, перечисленных в абзаце первом настоящего пункта.»

6. Пункт 6.5. статьи 6 Положения о Совете директоров Общества изложить в следующей редакции:

«6.5. Уведомление о созыве заседания Совета директоров направляется каждому члену Совета директоров вместе с необходимыми материалами в срок не менее чем за 14 рабочих дней до проведения заседания.

Указанный срок может быть сокращен в случае необходимости экстренного решения каких-либо вопросов при условии, если ни один из членов Совета директоров не возражает.

Если заседание Совета директоров необходимо провести в более сжатые сроки в соответствии с действующим законодательством, срок направления уведомления вместе с необходимыми материалами должен быть сокращен.

Уведомление о проведении заседания направляется членам Совета директоров в письменной форме или иным удобным для них образом (в том числе посредством почтовой, телеграфной, телетайпной, телефонной, электронной или иной связи).

Уведомление о проведении заседания должно содержать информацию, указанную в п.п. 6.4.3 - 6.4.8 настоящего Положения, а также указание на адрес, по которому члены Совета директоров могут направить свое письменное мнение.

По инициативе органов и лиц, обладающих правом требовать созыва заседания Совета директоров, в повестку для созванного заседания Председателем Совета директоров могут быть включены дополнительные вопросы при условии, если ни один из членов Совета директоров не возражает. Предложение о включении дополнительного вопроса в повестку для созванного заседания должно быть подано в письменной форме и содержать формулировку такого вопроса, а также информацию, предусмотренную п.п. 6.4.1, 6.4.2, 6.4.6 настоящего Положения.

Органы и лица, по предложению которых созвано заседание (включен вопрос в повестку дня заседания) вправе в письменной форме отозвать свое предложение в любое время до момента подведения итогов голосования по предложенным вопросам.

При возникновении обстоятельств, делающих невозможным или затрудняющих проведение заседания Совета директоров в месте и (или) во время, о которых члены Совета директоров были уведомлены, заседание по запланированной повестке дня может быть проведено в ином месте и (или) в иное время.

Об изменении места и(или) времени заседания Совета директоров все члены Совета директоров должны быть уведомлены с учетом нормально необходимого времени для прибытия членов Совета директоров на заседание. Уведомление об указанных изменениях направляется членам Совета директоров в любой форме, гарантирующей получение уведомления членом Совета директоров по адресу места нахождения члена Совета директоров или по адресу получения им корреспонденции.

Об изменении повестки дня заседания все члены Совета директоров должны быть уведомлены в порядке, предусмотренном для уведомления о проведении заседания.

Без предварительной рассылки уведомлений в день общего собрания акционеров, на котором избран Совет директоров, проводится первое (организационное) заседание Совета директоров (в случае, если решение по вопросу об избрании членов Совета

директоров, а также итоги голосования по нему были оглашены на общем собрании акционеров, в ходе которого проводилось голосование).»

7. Пункт 6.8. статьи 6 Положения о Совете директоров Общества изложить в следующей редакции:

«6.8. При проведении заседания в форме совместного присутствия председательствующий обязан огласить письменное мнение члена Совета директоров, отсутствующего на заседании Совета директоров, до начала голосования по вопросу повестки дня, по которому представлено это мнение.

Если полученное письменное мнение (члена Совета директоров, отсутствующего на заседании, проводимом в форме совместного присутствия, а также при проведении заочного голосования) содержит предложение проекта решения, отличающегося от предложенного для голосования первоначально, каждый член совета директоров до оформления протокола должен сообщить по такому проекту решения свое мнение, выраженное голосованием.»

8. Пункт 7.1. статьи 7 Положения о Совете директоров Общества изложить в следующей редакции:

«7.1. Общество несет расходы, связанные с деятельностью Совета директоров, в том числе компенсирует членам Совета директоров все документально подтвержденные расходы, связанные с осуществлением ими своих функций.

Члену Совета директоров Общества, исполняющему свои функции на платной основе, начисляется и выплачивается вознаграждение за исполнение им своих функций, а также надбавка к вознаграждению, предусмотренная п.7.7 настоящей статьи.»

9. Пункт 7.2. статьи 7 Положения о Совете директоров Общества изложить в следующей редакции:

«7.2. Вознаграждение члена Совета директоров состоит из ежеквартального и годового.»

10. Пункт 7.3. статьи 7 Положения о Совете директоров Общества изложить в следующей редакции:

«7.3. Ежеквартальное вознаграждение члена Совета директоров устанавливается в размере 200 000 руб.

Председателю Совета директоров вознаграждение устанавливается с коэффициентом 1,5.

Ежеквартальное вознаграждение члена Совета директоров уменьшается на:

30% - в случае его присутствия менее чем на половине заседаний Совета директоров, проведенных в форме совместного присутствия;

100% - при его участии менее чем в половине всех проведенных заседаний Совета директоров.

Если в течение квартала произошло изменение персонального состава Совета директоров и/или изменились условия исполнения членом Совета его функций (платная/бесплатная основа), вознаграждение начисляется и выплачивается пропорционально времени, в течение которого член Совета директоров осуществлял свои функции на платной основе.»

11. Пункт 7.4. статьи 7 Положения о Совете директоров Общества изложить в следующей редакции:

«7.4. Годовое вознаграждение для всего состава Совета директоров Общества устанавливается как сумма отчислений в соответствии с нормативами (процентами):

от EBITDA Общества по данным бухгалтерской отчетности по МСФО за отчетный год;

- от суммы чистой прибыли Общества, по итогам отчетного года направляемой на выплату дивидендов.

Годовое вознаграждение одного члена Совета директоров определяется как величина, исчисленная в соответствии с абзацами 1 - 3 настоящего пункта, деленная на количество лиц, избранных в состав Совета директоров.

Если в период с момента избрания Совета директоров годовым общим собранием акционеров до следующего годового общего собрания акционеров произошло изменение персонального состава Совета директоров и/или изменились условия исполнения членом Совета его функций (платная/бесплатная основа), вознаграждение начисляется и выплачивается пропорционально времени, в течение которого член Совета директоров осуществлял свои обязанности на платной основе.

Годовое вознаграждение члена Совета директоров, определенное в соответствии с абзацами четвертым и пятым настоящего пункта, уменьшается на 50% в случае его участия менее чем в половине всех проведенных за время срока его полномочий заседаний Совета директоров.»

12. Пункт 7.5. статьи 7 Положения о Совете директоров Общества изложить в следующей редакции:

«7.5. Нормативы (проценты) отчислений для расчета годового вознаграждения устанавливаются решением годового общего собрания акционеров, и применяются для определения размера вознаграждения лиц, осуществляющих функции членов Совета директоров до следующего годового общего собрания акционеров.»

END